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05005466

82- SUBMISSIONS FACING SHEET


Follow-Up

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AGF - Assurances Generale De France

*CURRENT ADDRESS

**FORMER NAME PROCESSED

JAN 3 1 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4577 FISCAL YEAR 12-31-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 1/31/05


AGF

ARLS
12-31-03

Financial report


2003 Edition

A company of **Allianz Group**

Contents



AGF
General information on AGF and its capital structure

1 – General information on the company

Name and corporate headquarters

Name: "Assurances Générales de France", also known as "AGF" ("the Company").
Headquarters: 87, rue de Richelieu - 75002 Paris.

Legal structure and legislation applicable to the Company

Assurances Générales de France is a French limited insurance company with a board of directors governed by provisions I through IV of book II of the legislative portion of the commercial code and the provisions of decree N°67-236 of 23 March 1967, by other provisions of legislation and regulations in effect as well as by corporate by-laws.

Incorporation of the Company

Assurances Générales de France was founded under law n° 73-8 of 4 January 1973 for a period of 99 years, starting 31 August 1973 and ending 30 August 2072.

Company purpose

Pursuant to article 5 of the by-laws, "The purpose of the Company both in and outside France is as follows:

- to acquire stakes in all forms, but particularly through subscriptions to share issues, acquisitions, or transfers of assets, in any and all companies, partnerships or enterprises, either existing or to be created, irrespective of their legal structure or purposes, in the insurance industry or in any other sector, and to manage or dispose of such stakes;
- to acquire, manage or sell any and all funds and securities, whether publicly quoted or not, as well as properties and property rights, and to transact any and all cash operations;
- and more generally, to carry out any and all industrial, civil, commercial, financial, market or other operations directly or indirectly related to the purposes set forth above and any related or similar purposes."

Business registration

The Company is registered under n° 303 265 128 RCS Paris. Code APE: 741 J.

Consultation of legal documents relating to the Company

General secretariat *(Secrétariat Général)* of the AGF Group - 87, rue de Richelieu - 75002 Paris.

Fiscal year

From 1 January through 31 December.

Statutory distribution of profits

The profit and loss statement summarises income and expenses for the fiscal year, following deduction of amortisations and provisions through the process of offsetting such income and expenses against each other. Distributable profits comprise profits for the fiscal year, less prior year losses, as well as amounts to be placed in reserves subject to the law and by-laws, increased by retained earnings.

The General Meeting of Shareholders votes on the distribution of profits, based upon the recommendation of the Company's Board of Directors. Retained earnings or the amount to be distributed may be booked to one or more items, which are under shareholder control and subject to distribution or use, as shareholders deem appropriate. After recognising reserves, the General Meeting of Shareholders may vote to distribute amounts, which are then withdrawn from reserves. In each case, their decision shall expressly indicate the reserve line items to be used in said distribution.

General Meetings of Shareholders, voting rights and thresholds

Meetings of shareholders are called and held under the terms and conditions established by the law of 15 May 2001 relative to New Economic Regulations, known as "the NRE". All shareholders may participate in meetings either personally or through proxies. In all cases, the participation of all shareholders in general meetings is possible as soon as the shareholders' name has been registered with the Company at least 5 days prior to the meeting, or in the case of bearer shares, if a certificate affirming their lack of availability *(certificat de l'intermédiaire habilité)* up to the date of the meeting is filed within the same period at corporate headquarters or any other location indicated in the notice of the meeting of shareholders. In such cases, shareholders may be admitted upon proof of identity. The Board of Directors may eliminate or shorten this time period by enacting a measure that benefits all shareholders alike.

Voting by correspondence shall occur according to the terms and conditions established under applicable laws and regulations based on article 21 of the by-laws permitting the Board of Directors to avail itself, as it deems appropriate, of the use of electronic technology

The corporate by-laws do not provide for double voting rights.

Any shareholder who directly or indirectly comes to own a number of shares that crosses a threshold equal to each fraction of 1% of share capital or voting rights is required to notify the Company of his or her total ownership within five trading days of the event. Such notification shall occur by registered letter with proof of receipt and be sent to the attention of the General Secretariat at corporate headquarters. In the event of failure to file said notification, one or more shareholders of a fraction of share capital equal to at least 1% may request that shares exceeding the threshold and subject to filing be denied their associated voting rights under the terms, conditions, and limitations established by law.

2 – Share capital of the AGF Group

Conditions in the Company by-laws in respect of changes in share capital and the respective rights of various categories of shares, to the extent that they are more restrictive than the provisions of law: None.

Amount and form of share capital

At 31 December 2003, the Company's share capital totalled 860 602 016.60 euros, divided into 188 172 639 fully paid-up shares.

These shares can be registered or bearer shares and may be sold at the discretion of shareholders, without any limitations and all of similar category.

The Company has the possibility to identify the shareholders by using a system that makes it possible to obtain the list of bearer shareholders from depository banks by going through Euroclear France.

Authorisations given to the Board of Directors to increase share capital

By virtue of delegations given by the Ordinary and Extraordinary General Meeting of Shareholders of 26 May 2003, the Board of Directors may in certain cases have the right to increase share capital and or to issue marketable securities as cited below on financial markets in France and abroad. When shares without preferential subscription rights are issued, the shareholders may in certain cases dispose of a priority subscription period under terms and conditions established by the Board of Directors, with only those unsubscribed shares being offered to the public in France or abroad.

By delegation of the Ordinary and Extraordinary General Meetings of 4 June 1999 and 5 June 2001, the Board of Directors may increase share capital over a period not to exceed 5 years and by a maximum of 5% of share capital for the benefit of Company employees who are members of a corporate savings plan and may also grant options to corporate officers and Company employees giving rights to subscribe to new or existing shares deriving from buy-backs over a period not to exceed 38 months and in an amount not to exceed 3 106 500 shares.

Authorisation given by the General Meeting of Shareholders

	Term of authorisation	Millions of euros
Issue of marketable securities with preferential subscription rights	26 July 2005	650* 1,500**
Issue of marketable securities without preferential subscription rights	26 July 2005	650* 1,500**
Capitalisation of reserves, profits, paid-in capital	26 July 2005	650*
Share capital increase in respect of exchange offer	26 July 2005	650* 1,500**
Stock purchase or subscription rights to corporate officers and employees	5 August 2004***	31*
Share capital increase for employee members of a corporate savings plan	4 June 2004****	

* Maximum amount of share capital increase.

**Maximum amount of bond issue

***The renewal of this resolution will be submitted to the Extraordinary General Meeting of Shareholders of 25 May 2004.

****The renewal of this resolution will be submitted to the Extraordinary General Meeting of Shareholders of 25 May 2004.

Securities not representative of share capital

None.

Securities giving access to share capital

- Pursuant to the authorisation given by the General Meeting of Shareholders of 30 May 1994, on 19 December 1996, the Board of Directors granted corporate officers and certain employees 794 150 options for purchasing newly issued shares, increased in 2002 to 796 993 due to an adjustment to the number and price of options granted and unexercised at 14 May 2002, resulting from the distribution of reserves approved on that date. 537 318 of these options had been exercised at 31 December 2003.

- Pursuant to the authorisation given by the General Meeting of Shareholders of 28 May 1997, on 17 September 1997, the Board of Directors granted corporate officers and certain employees 734 500 options for purchasing newly issued shares, increased in 2002 to 749 436 due to an adjustment to the number and price of options granted and unexercised at 14 May 2002, resulting from the distribution of reserves approved on that date. 694 029 of these options had been exercised at 31 December 2003.

- Pursuant to the authorisation given by the General Meeting of Shareholders of 3 June 1998, on 18 September 1998, the Board of Directors granted corporate officers and certain employees 959 000 options for purchasing newly issued shares, increased in 2002 to 978 256 en 2002 due to an adjustment to the number and price of options granted and unexercised at 14 May 2002, resulting from the distribution of reserves approved on that date. 2 250 of these options had been exercised at 31 December 2003.

- Pursuant to the authorisation given by the General Meeting of Shareholders of 5 June 2001, on 2 September 2002, the Board of Directors granted corporate officers and certain employees 850 000 options for purchasing newly issued shares. 1 220 of these options had been exercised at 31 December 2003.

- Pursuant to the authorisation given by the General Meeting of Shareholders of 5 June 2001, on 23 September 2003, the Board of Directors granted corporate officers and certain employees 1 118 250 options for purchasing new shares. None of these options had been exercised at 31 December 2003.

At 31 December 2003, there were no other securities (convertible or exchangeable bonds, or warrants, etc.) giving access to the share capital of the Company.

Changes in share capital

in euros starting 4.6.1999

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
31.08.1973	- Creation of Société centrale d'AGF with share capital equal to that of the two companies of the AGF Group (AGF Vie and AGF Iart) (art. L 322-12 § 3 repealed by law no. 86-912 of 6 August 1986)	1,000,000		145	145,000,000
EGM 24.04.1980	- Increase in share capital from FF145 to 214.5 mn: - Public issue of 100 000 new shares at FF695 (including FF550 paid-in capital), - With preferential rights to existing shareholders, - Capitalisation of paid-in capital by raising the par value of each former and new share comprising new share capital (from FF145 to FF195)	1,100,000		195	214,500,000
AGM 30.06.1981	- Increase in share capital from FF214.5 to FF407mn by capitalisation of reserves - Increase in par value from FF195 to FF370	1,100,000		370	407,000,000
	- 2 for 1 split in par value through the exchange of 2 new shares at FF185 for 1 former share at FF370	2,200,000		185	407,000,000
AGM 27.06.1986	- Division of share by 10	22,000,000		18.50	407,000,000
AGM 28.11.1990	Share capital increase through - Transfer of shares of Péchiney, Rhône-Poulenc, Total and BFCE, - Capitalisation of a portion of paid-in capital - Par value increased from FF18.50 to FF120 Methods: - Issue of 4 431 308 shares, with rights of ownership a/o 01.01.1991, in exchange for assets, - Valuation: FF987.89 / AGF share transferred to State (Pechiney, Rhône-Poulenc, Total) and FF1 261/share transferred to BFCE shareholders	26,431,308		120	3,171,756,960
	- Appropriation to the legal reserve	(317,175,696)			
19.12.1990	- 2 for 1 split	52,862,616		60	3,171,756,960
Board of 28.06.1991	- Recognition of share capital increase by public tender offer on 25 June. Methods: - Issue of 2 782 243 shares with share warrants (2 warrants for 1 share at FF535), - Issue price: 535 francs set by decree of 30.05.1991, - Minimal value of AGF set by the CP, (opinion of 27.05.1991): FF26 bn (FF491.84/share), - Domestic tranche: 1 669 346 shares - International tranche: 1,112,897 shares, - BALO of 3 June 1991	55,644,859	1,237,988,578	60	3,338,691,540
Board of 24.01.1992	- Recognition of share capital increase through issue of 74 shares from exercises of subscription warrants through 31.12.1991	55,644,933	69,891	60	3,338,695,980

in euros starting 4.6.1999

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
EGM 02.02.1993	- Increase in share capital through contribution of 2,812,500 BfG shares by AMB and BGAG - Appropriation to the legal reserve Methods - Issue of 3,500,000 shares with rights of ownership a/o 01.01.1993, - Issue price: FF510 set decree of 21.01.1993, - Minimal value of AGF set by the CP (opinion of 16.12.92): FF28 bn (FF503.19/share), - Valuation by Paribas, - Exchange rate DM = FF3.40, - Valuation of BfG: DM186 667	59,,144,933	1,552,568 986	60	3,548,695,980
Board of 22.01.1993	- Recognition of share capital increase through issue of 75 shares from exercises of warrants through 31.12.1992	59,145,008	35,625	60	3,548,700,480
EGM 01.12.1993	- Recognition of share capital increase through contribution of 6 645 890 Métropole shares by its shareholders	66,455,487	3,565,926,208	60	3,987,329,220
Board of 07.12.1993	- Appropriation to legal reserve Compensation for contribution: - Issue of 7,310,479 AGF shares with rights of ownership a/o 01.01.1993. Exchange parity 11 AGF shares for 10 Métropole shares. - Valuation by Arjil. Restatement of treasury shares: - Restatement: 5 728 349 shares held by AGF Vie (4 097 016) and AGF Richelieu (1 631 333). - Sale price: FF657 set by decree of 07.12.1993, - Minimal value of AGF shares sold set by CP (notice of 02.12 1993): FF3.5 bn (FF611/share)				
Board of 17.01 1994	- Recognition of share capital increase from issue of 1,388,477 shares through exercise of balance of subscription warrants (see Board of 28.06.1991) - Appropriation to the legal reserve	67,843,964	658,637,957	60	4,070,637,840
Board of 24 06.1994	- Recognition of share capital increase from issue of 175,830 shares in payment of 1993 dividend (issue price: FF463)	68,019,794	70,859,490	60	4,081,187,640
29.07.1994	- 2 for 1 split	136,039,588		30	4,081,187,640
19.07.1995	- Recognition of share capital increase from issue of 104,122 shares in payment of 1994 dividend (issue price: FF161)	136,143,710	13 ,639,892	30	4,084,311,300
Board of 17.09 1997	- Recognition of share capital increase from issue of 895,675 shares in payment of 1996 dividend (issue price: FF176)	137,039,385	158,087,525	30	4,111,181,550
17.12.1997	- Increase in share capital to pay for shares of Worms & Cie tendered in joint AGF-Someal offer, through the creation of 27,194,110 shares (issue price: FF227.50)	164,233,495	5,139,605,373	30	4,927,004,850

in euros starting 4.6 1999

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
09.01.1998	- Recognition of share capital increase through OSCAR conversions during 1997, leading to 8,102.261 new shares	172,335,756	1,469,947,533	30	5,170,072,680
15.04.1998	- Recognition of share capital increase through OSCAR conversions since 1 January 1998, and 8,000 stock option exercises, leading to a total of 10,977,788 new shares	183,313,544	1,990,572,504	30	5,499,406,320
05.06.1998	- Recognition of share capital increase through OSCAR conversions since 15 April 1998, and 6,000 stock option exercises leading to a total of 338,515 actions	183,652,059	67,668,928	30	5,509,561,770
18.09.1998	- Recognition of share capital increase through OSCAR conversions since 3 June 1998, the exchange of Worms shares, and 75,000 stock option exercises, leading to a total of 659,893 new shares	184,311,952	115,828,561	30	5,529,358,560
27.11.1998	- Recognition of share capital increase through OSCAR conversions since 17 September 1998, and 2 500 stock option exercises, leading to a total of 8 132 new shares	184 ,320,084	1 ,223,857	30	5,529,602,520
08.03.1999	- Recognition of share capital increase through stock opt on exercises, leading to a total of 79,800 new shares	184,399,884	8,651,365	30	5,531,996,,520
04.06.1999	- Recognition of share capital increase through stock opt on exercises, leading to a total of 2,500 new shares.	184,402,384	68,983	30	5,532,071,520
04.06.1999	- Recognition of conversion of share capital into euros and elimination of references to the par value of shares	184,402,384	(77,560,004)	-	843,358,867
14.09.1999	- Recognition of share capital increase through stock option exercises, leading to a total of 16,000 new shares	184,418,384	301,850	-	843,432,042.52
03.12.1999	- Recognition of share capital increase through stock option exercises, leading to a total of 22,026 new shares	184,440,410	485,354	-	843,532,777.77
27.03.2000	- Recognition of share capital increase through stock option exercises, leading to a total of 98,650 new shares	184,539,060	174,542	-	843,983,950.59
20.09.2000	- Recognition of share capital increase through stock option exercises, leading to 21,144 new shares	184,560,204	408,563	-	844,080,652.04

in euros starting 4.6.1999

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
06.12.2000	- Recognition of share capital increase from stock option exercises, leading to 18,650 new shares	184,578,834	359,986	-	844,165,855.79
12.03.2001	- Recognition of share capital increase from stock option exercises, leading to 8,700 new shares	184,587,534	168,109	-	844,205,644.97
19.09.2001	- Recognition of share capital increase from stock option exercises, leading to 34,400 new shares	184,621,934	728,497.60	-	844,362,972.54
07.12.2001	- Recognition of share capital increase from stock option exercises, leading to 1,000 new shares	184,622,934	18,865.56	-	844,367,545.81
04.03.2002	- Recognition of share capital increase from stock options. leading to 108 200 new shares	184 731 134	2,041,434.33		844,862,396.27
02.09.2002	- Recognition of share capital increase from: . stock options, leading to 11,241 new shares; . the increase of share capital reserved for employees on 14 August 2002 leading to 1,494,934 new shares	186,237,309	52,582,453.56	-	851,750,841.45
15.11.2002	- Recognition of share capital increase from: . the exercise of stock options relative to the September 1997 plan, leading to 649,257 new shares; . the exercise of stock options relative to the December 1996 plan, leading to 6,198 new shares.	186,892,764	17,571,780.11	-	854,748,545.23
14.3.2003	- Recognition of share capital increase from the exercise of stock options leading to 13 396 new shares.	186,906,160	254,657.26	-	854,809,812.23
26.05.2003	-	-	-	-	-
18.07.2003	- Recognition of share capital increase resulting from the exercise of stock options leading to the creation of 3,066 new shares	186,909,226	56,289.25	-	854,823,834.49
23.09.2003	- Recognition of share capital increase resulting from the exercise of stock options leading to the creation of 18,879 new shares	186,928,105	359,132.40	-	854,910,177.04
09.12.2003	- Recognition of share capital increase resulting from the exercise of stock options leading to the creation of 22,258 new shares	186,950,363	408 ,638.67	-	855,011,973.35
29.12.2003	- Recognition of share capital increase resulting from: . the increase in share capital reserved for employees on 29 December 2003, leading to the creation of 1,214,304 new shares; . stock option exercises leading to the creation of 7,972 new shares exercised since the last meeting of the Board of Directors of 9/12/2003.	188,172,639	36,685,658.14	-	860,602,016.60

3 - Distribution of share capital and voting rights

Number of voting rights

The number of voting rights published in Balo at 4 June 2003 was 171 489 636.

Number of shareholders

The number of bearer shareholders from the most recent study "Identifiable bearer shares" *(Titres au porteur identifiables [TPI])* requested of Euroclear France at 31 December 2003 was 111 520.

At 31 December 2003, the number of bearer shareholders was 4 075.

Shareholders holding 5% or more of share capital or voting rights

Shareholders of 5% or more*	Number of shares at 31.12.2003	% of share capital at 31.12.2003	Voting rights at 31.12.2003
Allianz A.G.	110,133,270	58.5%	64.2%
TOTAL	**110,133,270**	**58.5%**	**64.2%**

* To the best of the Company's knowledge, no shareholder other than Allianz AG held more than 5% of share capital or voting rights at 31 December 2003.

Share capital and voting rights held by members of administrative bodies and management.

At 31 December 2003, directors and corporate officers held 48 814 shares of AGF, or 0.026% of share capital and 0.028% of voting rights.

AGF shares in the portfolios of Group companies held majoritively:

At 31 December 2003, Company AGF held 13 624 919 shares, or 7.24% of the Company's share capital, including 1 539 728 under a liquidity contract.

In order to limit share volatility, avoid erratic movements and give shareholders long-term security from irrational share movement mainly due to speculative trading company, AGF signed a liquidity contract with Crédit Lyonnais on 13 November 2003 in respect of 1 870 000 shares and 20 million euros in cash.

This contract is consistent with the Ethics Charter established by the French Association of Investment Companies *(Association Française des Entreprises d'Investissement)* and approved by review of the AMF of 10 April 2001. It was entered into under usual market conditions and subject to official publication by the AMF.

This contract became effective on 25 November 2003 and led to a net sale of 330 272 shares on 31 December 2003, lifting the cash balance on that date to 34 million euros and the share balance to 1 539 728.

Authorisation given to the Company to trade its own shares on the Stock Exchange

Pursuant to article L. 225-209 of the Commercial Code, the Board of Directors was authorised by the General Meetings of Shareholders of 4 June 1999, 30 May 2000, 5 June 2001, 14 May 2002 and 26 May 2003 to trade the Company's stock under an authorisation to buy back shares of the Company in pursuit of several objectives.

At 31 December 2003, Société AGF held 13 624 919 shares acquired pursuant to this authorisation.

This authorisation is likely to be renewed by the General Meeting of Shareholders of 25 May 2004 under the same legal framework and subsequent to the publication of an official *note d'information* approved by the AMF with the following limitations

- maximum purchase price: 80 euros, net of acquisition fees,
- maximum sale price: 30 euros, net of sales fees.

Maximum number of shares that may be acquired or sold: 10% of total existing shares. Given the fact that AGF directly held 6.60% of share capital (or 12 421 814 shares) at 12 March 2004, the maximum number of shares that may be acquired stood at 3.40% of the Company's share capital (6 402 845 shares).

Distribution of share capital at 31 December 2001, 2002 and 2003

Change in shareholders structure over 3 years at 31.12.2003

	Position at 31.12.2003			Position at 31.12.2002			Position at 31.12.2001		
	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Shareholder structure									
Allianz AG	110,133,270	58.5	64.2	110,133,270	58.9	64.8	109,459,013	59.3	65.3
Treasury	13,624,919	7.2	-	15,415,774	8.2	-	15,664,211	8.5	-
AGF employee investment fund (FCP)	4,353,925	2.3	2.5	3,351,994	1.8	2.0	2,148,250	1.2	1.3
Various individuals	52,145,894	27.8	30.4	49,432,288	26.5	29.1	50,756,622	27.4	30.3
Various institutions	7,914,631	4.2	4.6	8,572,834	4.6	5.0	6,652,538	3.6	4.0
TOTAL	188,172,639	100.0		186,906,160	100.0		184,680,634	100.0	-
including bearer shareholders	59,608,123	31.7	34.8	55,470,148	29.7	32.6	54,438,601	29.5	32.5
including corporate officers	40,000	0.0	0.0	40,000	0.0	0.0	40,000	0.0	0.0
including resident shareholders	47,942,738	25.5	28.0	54,478,099	29.1	32.0	52,906,533	28.6	31.6

There are no double voting rights. The difference between the percent of share capital and the percent of voting rights derives from the number of treasury shares at the date of the last General Meeting of Shareholders of 26 May 2003.

No pact, cooperative agreement, group of partner shareholders, or self-controlling action has been declared to the market authorities.

Individuals and institutions who can exercise a controlling interest on the company: at the conclusion of the friendly takeover offer launched 16 February 1998 on AGF, Allianz AG., with more than one-half of the shares comprising the Company's share capital, held the controlling interest.

4 - Market for the Company's securities

Shares listed on the Premier Marché

At 31 December 2003, 188 172 639 AGF shares were listed on the Premier Marché of Euronext Paris (date of introduction on the Official List: 16 February 1976) and eligible for the deferred settlement system (SRD).

Under authorisations given by the General Meetings of Shareholders of 28 May 1997 and 3 June 1998, on 8 March 2000, the Board of Directors approved a euro-issue of 450 million euros in subordinated securities on the Premier Marché of Euronext Paris.

This issue, which was covered in an official circular approved by the COB (n° 00-249) on 2 March 2000 and is now rated BBB+ by Standard & Poor's, is divided into two tranches of 225 million euros each maturing in 20 years, one at fixed rates (6.625% per year for the first ten years) and the second at floating rates (3-month Euribor + 78 basis points per year, also for the first 10 years). AGF has an early redemption option starting in the eleventh year. If that option is not exercised, then the last ten years will be calculated for both tranches at the 3-month Euribor + 178 basis points per year.

Other markets

AGF shares may also be traded on the London SEAQ, and since the privatisation, it has traded under the ADR programme in the United States (quotation 144 A). And finally, options on AGF stock are traded regularly on the Paris MONEP *(Marché des Options Négociables de Paris)*.

5 - Dividends

In fiscal years 1997 to 2002, AGF's policy has been to maintain its dividend distribution rate at a level situated between 40% and 50% of annual consolidated net earnings. For fiscal year 2003, the AGF Group, confident in its future, will recommend to the General Meeting of Shareholders of 25 May 2004 a net dividend of 1.80 euros.

Dividend prescription: pursuant to the provisions of article 2277 of the Civil Code, dividends that are unclaimed at the end of a 5 year period are deemed to have lapsed. In such cases, they revert to the Public Treasury in keeping with article L.27 of the Law of State Domain *(Code du Domaine de l'Etat)*.

AGF
Administrative bodies

Functioning of administrative bodies

Internal regulations of the Board of Directors

At its meeting of 14 March 2003, the Board of Directors adopted new internal regulations in order to better respond to market expectations in terms of transparency and take into greater consideration the most recent recommendations relative to corporate governance in the Bouton Report and handed down by the COB, by formalising its own role and methods of operation to a greater extent

The main characteristics are the following:

- role and functioning of the Board: a certain number of items are first submitted for its approval prior to any decision by management. Certain information must be communicated to it on a regular basis. Moreover, internal regulations now stipulate that each year the Board must put a review of its own operation followed by discussion on its agenda. This will occur at the meeting of the Board of Directors of 15 March 2004 to approve the financial statements for fiscal year 2003 and include a comprehensive evaluation by a consultant under the Chairman of the Compensation Committee.
- rights and obligations of directors: each director has a certain number of rights (the right to receive relevant information on a regular or occasional basis, if circumstances so dictate, and the right to meet with corporate managers even in the absence of corporate officers, etc.) There are also certain countervailing obligations: each director holding privileged information is generally prohibited from divulging such information outside the context of his or her corporate responsibilities and must also specifically refrain from any trading of AGF, Euler Hermes and Enténial stock. In respect of the latter, this obligation was only applicable up until the conclusion of operations in respect of the sale of the stake of the AGF Group in the share capital of Enténial, which occurred on 4 February 2004. In order to monitor this restriction, directors must divulge all trading in these shares to the General Audit Director on a quarterly basis.

Frequency of Board meetings

In principle Board meetings are held quarterly with four meetings per year: in March for the annual financial statements, in May for the Annual General Meeting of Shareholders and quarterly statements, in September for the half-year financial statements, and in November/December for the budget.

Additional meetings are used for special presentations or to examine exceptional issues.

In its meeting of 23 September 2003, the Board added provisions to its internal regulations to allow for videoconferencing in order to provide for Board meetings via this medium in the event of emergencies.

During fiscal year 2003, the main non-recurring subjects addressed were:

- Revision of Board internal regulations in light of the recommendations of the Bouton report on corporate governance (methods of evaluating operations of the Board, introduction of videoconferencing, etc.),
- Review of several external growth proposals both in and outside France and partnerships in different areas (health,analysis and selection of management companies and OPCVM investment funds, employee savings, single window),
- Group policy in terms of calculating provisions for value impairment and for capital loss exposures,
- Summary of 2003 and 2004 asset allocation policy,
- Regular detailed summaries on the Group's financial situation compared to the markets,
- Measures to protect the AGF Group against volatility of equity and bond portfolios,
- Summary of the AGF Group's reinsurance policy,
- Adaptation of criteria for paying directors' fees in order to better reflect good governance practices (regular attendance at meetings of the Board and study committees),

- New organisation of the AGF Group,
- Disposals of Crédit Lyonnais, Enténial, Sophia, AGF Belgium Bank, life business in Brazil and Chile,
- Increase in share capital reserved for employees,
- Reform of the CAC 40.

Committees of the Board of Directors

Three study committees were implemented by the Board of Directors in its meeting of 3 June 1998 to replace the Committees on Accounts and Corporate Officers put into place at the time of the privatisation. Each one has adopted its own internal regulations.

• The AGF Audit Committee is chaired by an independent director of the Board*:

Chairman: Dominique Ferrero,

Mr. Robert Hudry**,

Detlev Bremkamp,

Secretary: Jean-Michel Mangeot.

The mission of the Audit Committee is to:
- analyse financial statements before their presentation to the Board of Directors and assure that accounting methods are relevant,
- approve the General Group Audit programme,
- be consulted on the appointment or renewal of the terms of statutory auditors and review their audits of financial statements,
- review any and all items that might have a significant financial impact on the Company,
- carry out special missions assigned by the Board of Directors.

• The Transactions Committee is chaired by an independent director of the Board*:

Chairman: Mr. Yves Cannac

Mr. Diethart Breipohl,

Mr. Hans-Dieter Kalscheuer

Secretary: Jean-Michel Mangeot

The mission of the Transactions Committee is to:
- review all transactions of more than 5 million euros, any acquisition or sale of a consolidated stake between AGF and Allianz or one of its group companies, as well as any bond issue by Allianz to which the AGF Group might subscribe to at more than 25%, and to verify that all of the above are in the interest of minority shareholders. Its opinion is required before any decision of the Board of Directors,
- to carry out special assignments given by the Board of Directors.

• The Compensation Committee is chaired by an independent director of the Board:

Chairman: Mr. André Levy-Lang

M. Michael Diekmann***

Mrs Béatrice Majnoni d'Intignano

Secretary: François Thomazeau

The mission of the Compensation Committee is to:
- make recommendations to the Board concerning the remuneration and retirement of the Chairman, as well as other corporate officers as need be,
- make recommendations to the Chairman concerning the remuneration and retirement of non-corporate officer members of the Executive Committee,
- review recommendations of General Management in respect of the implementation of stock subscription or purchase plans authorised by the Extraordinary General Meeting of Shareholders,
- to carry out special assignments given by the Board of Directors.

*Based on the definition of the Bouton report

**Mr Robert Hudry was made a member of the Audit Committee at the 26 May 2003 meeting of the Board of Directors to replace Mrs. Majnoni d'Intignano.

***Mr Michael Diekmann was made a member of the Compensation Committee at the 26 May 2003 meeting of the Board of Directors.



GF Board of Directors Managing Directors

Board of Directors at 31 December 2003

BOARD OF DIRECTORS

	Address	Present position	Nb AGF shares	Assignment and functions	1st appointment & expiration of term
Jean-Philippe THIERRY 55 years of age French national	AGF, 37 rue de Richelieu 75002 Paris	Chairman & CEO of AGF	40 000	***Chairman & CEO*** AGF, AGF Holding ***Chairman of Board of Directors*** AGF IART, AGF Vie, Château Larose-Trintaudon ***Chairman of Supervisory Board*** Euler Hermes ***Chairman*** SC Holding SAS ***Director*** AGF International, AGF Ras Holding (Netherlands), Allianz Seguros y Reaseguros (Spain) ***Member of Supervisory Board*** Cie Financière Saint Honoré, Groupe Taittinger ***Non-voting member*** Baron Philippe de Rothschild SA, Paris Orléans, Rue Impériale ***2003 assignments that Mr. Thierry no longer holds*** AGF Belgium Insurance	from 5 June 2001 to AGM of 25 May 2004
***Michael DIEKMANN** 49 years of age German national Member of Compensation Committee	ALLIANZ AG Königinstrasse 28, 80802 Munich, Germany	Chairman of Allianz AG	500	***Chairman of Supervisory Board*** Allianz Lebensversicherungs-AG/Germany, Allianz Versicherungs-AG/Germany, Dresdner Bank AG/Germany, Allianz Dresdner Asset Management GmbH/Germany ***Director*** RAS Riunione Adriatica di Sicurta S.p.A./Italy, Allianz of America, Inc ***Member of Supervisory Council*** BASF AG/Germany, Linde AG/Germany, Lufthansa AG/Germany	from 26 May 2003 to 2007 AGM

*His predecessor, Dr Henning Schulte-Noelle, resigned as Vice Chairman and member of the Board of Directors of AGF on 29/04/2003.

	Address	Present position	N° AGF shares	Assignment and functions	1st appointment & expiration of term
Diethart BREIPOHL 64 years of age German national Member of Compensation Committee	ALLIANZ AG Königinstrasse 28, 80802 Munich, Germany		500	***Member of Supervisory Board*** Allianz AG/Germany, Beiersdorf AG/Germany, Continental AG/Germany, Karstadt Quelle AG/Germany, Euler Hermes/France ***Chairman of Supervisory Board*** KM Europa Metal AG/Germany ***Director*** Banco Popular Español/Spain, Crédit Lyonnais/France, BPI Banco Portugues de Investimento/Portugal	from 3 June 1998 to 2005 AGM
Detlev BREMKAMP 59 years of age German national Member of Audit Committee	ALLIANZ AG Koniginstrasse 28, 80802 Munich, Germany	Member of Executive Board of Allianz AG	500	***Director*** Asea Brown Boveri AG/Germany Hochtief AG/Germany , Allianz Global Risks Rückversicherungs-AG/Germany , Allianz General Insurance Company SA/Greece, Allianz Life Insurance Company SA/Greece, Riunione Adriatica di Sicurta SpA/Italy, ACIF/Italy, Lloyd Adriatico/Italy, RAS International NV/Netherlands, Allianz Nederland Groep NV/Netherlands, AGF RAS Holding BV/Netherlands, Allianz Portugal S.A., Companhia de Seguros/Portugal, Allianz Risk Transfer/Spain, Elmonda/Switzerland, Allianz, Compania de Seguros y Reaseguros S.A./Spain	from 3 June 1998 to 2006 AGM
Antoine JEANCOURT-GALIGNANI 67 years of age French national	Gécina, 34 rue de la Fédération Paris, 75015	Chairman of Gécina	500	***Chairman of Board of Directors*** Gécina/France, Simco/France, Société des Immeubles de France/France, SNA Holding (Bermuda) Ltd/ Bermuda ***Chairman of Supervisory Board*** Euro Disney SCA/France ***Member of Supervisory Board*** Fox Kids Europe N.V/Netherlands Oddo & Cie SCA/ France ***Director*** Société Générale/France, Total Fina Elf/France, Kaufman & Broad/France, SNA SAL/Lebanon, SNA-Re (Bermuda) Ltd./Bermuda	from 3 June 1998 to 2006 AGM
Christian BRETTE 59 years of age French national Representative of general Agents	Boulevard des Champs-Elysées 10 rue Gutenberg Immeuble le Saint-Clair 91000 Evry	AGF general Agent	2 740	***Director*** Etampes Voyages Aprilis	From 19 September 1996 to AGM of 25 May 2004
Yves CANNAC 68 years of age French national Independent director Chairman of Transactions Committee	19 rue Pauline Borghèse 92200 Neuilly/Seine	Member of Board Economic and Social	500	***Director and member of Accounting Committee*** Société Générale ***Director and Chairman of Strategy Committee*** Caisse des Dépôts Développement ***Member of Supervisory Board*** Solving International (since July 2003) ***Director*** Danone (until May 2003)	From 19 September 1996 to AG of 25 May 2004

	Address	Present position	N° AGF shares	Assignment and functions	1st appointment & expiration of term
Hans-Dieter KALSCHEUER 67 years of age German national Independent director Member of Transactions Committee	Lechelstrasse 74, D 80997 Munich, Germany		500	***Member of Supervisory Board*** Mack und Schühle AG (Vorsitz)/Germany, Rewe-Zentral AG/Germany, Rewe-Zentralfinanz eG/Germany, Rewe Deutscher Supermarkt KgaA/Germany, Arabella Hotel Holding AG/Germany (until 15 September 2003),, IC Immobilier, Holding AG (Vorsitz)/Germany	from 3 June 1998 to 2006 AGM
André LEVY-LANG 66 years of age French national Independent director Chairman of Compensation Committee	25 Bd Jules Sandeau 75016 Paris		1 000	***Director*** DEXIA SA, Schlumberger, Institut Europlace de Finance, American Hospital of Paris	from 3 June 1998 to 2006 AGM
Dominique FERRERO 56 years of age French national Independent director Chairman of Audit Committee	Crédit Lyonnais 19 Bd des Italiens 75002 Paris		580	***Member of Supervisory Board*** Atos ***Director*** Vinci	from 14 May 2002 to 2006 AGM
Béatrice MAJNONI D'INTIGNANO 61 years of age French national Independent director Member of Compensation Committee	12 rue Debelleyme 75003 Paris	University professor (Université Paris XII)	1 455	***Member of Supervisory Board*** Air Liquide	from 19 September 1996 to AGM of 25 May 2004
Philippe SABLONS 47 years of age French national Representative of non-management personnel	AGF Direction des Moyens Généraux 87 rue de Richelieu 75002 Paris	Technical and logistical services manager	10		Elected by the employees: from 15 June 2000 to AGM of 25 May 2004
Anita MAC-AULIFFE 52 years of age French national Representative of Management personnel	AGF, Direction Distribution Collectives Prévoyance, 20 Place de Seine, Tour Neptune, 92400 Courbevoie, La Défense	Manager of a management centre Major Direct Benefit Customers	10		Elected by the employees on 15 June 2000 to AGM of 25 May 2004
Mariano SOROLLA 50 years of age French national Representative of employee Shareholders	AGF, 3 Bd des Italiens 75002 Paris	Assurfinance	19		from 30 May 2000 to AGM of 25 May 2004

	Address	Present position	N° AGF shares	Assignment and functions	1st appointment & expiration of term
Robert HUDRY, Non-voting member 57 years of age French national Member of Audit Committee	Arcelor, Immeuble Pacific 13 cours Valmy 92070 la Défense Cedex	Managing Director of Arcelor	-	***Chairman of Board of Directors*** PUM ***Member of Supervisory Board*** Euler Hermes/France ***Director*** IMS/France, ARBED, USINOR FFA (Fédération Française de l'Acier) ***Member of Study Committees*** Euler Hermes (Audit Committee), IMS (Compensation Committee)	from 15 March 2003 to 2007 AGM

MANAGING DIRECTORS

	Address	Present position	N° AGF shares	Assignment and functions	1st appointment & expiration of term
Laurent MIGNON 40 years of age French national	AGF, 87 rue de Richelieu 75002 Paris	Appointed Managing Director of AGF Group on 1/10/2003, Member of Executive Committee of AGF, responsible for life activities and financial services	277 AGF shares held through FCPEs	***Chairman & CEO*** Banque AGF ***Chairman of Board of Directors*** AGF Assurances Financières GIE Placements d'assurance ***Chairman of Supervisory Board*** AGF Asset Management ***Vice Chairman of Supervisory Board*** AGF Private Equity Euler Hermes W Finance ***Director and managing director*** AGF Vie ***Director and managing director delegate*** AGF Holding ***Director*** AGF International Dresdner Gestion Privée Entênial Gécina ***Member of Supervisory Board*** Oddo et Cie SCA AGF Informatique ***Permanent representative of AGF International*** AGF IART ***Permanent representative of AGF Holding*** Génération Vie, Métropole SA, Bolloré Investissement AGF Private Equity ***Permanent representative of AGF*** Worms et Cie	

	Address	Present position	N° AGF shares	Assignment and functions	1st appointment & expiration of term
				Permanent representative of AGF Vie Bolloré ***2003 assignments Mr. Mignon no longer holds*** Chairman of Assurances Fédérales IARD and director of Sophia	
François THOMAZEAU 54 years of age French national	AGF, 87 rue de Richelieu 75002 Paris	Appointed Managing Director of AGF Group on 1/10/2003, Member of Executive Committee of AGF Responsible for international, assistance and central supports	560 AGF shares held through FCPEs	***Chairman & CEO*** AGF International ***Chairman of Board of Directors*** ACAR (Assistance, Courtage d'Assurance et de Réassurance), AGF Afrique, AGF Belgium Holding (Belgium), AGF Belgium Insurance (Belgium), AGF Benelux (Luxembourg), AGF Holdings UK (UK), AGF Insurance (UK) ***Vice Chairman of Board of Directors*** AGF RAS Holding (Netherlands) ***Vice Chairman delegate of the Board*** Elmonda (Switzerland) ***Director and managing director*** AGF IART ***Director and managing director delegate*** AGF Holding ***Director*** AGF Vie, AGF Assurances Financières, AAAM (AGF Alternative Asset Management), Allianz Seguros y Reaseguros (Spain), Cofitem-Cofimur, PHRV, Immobanque, Thompson Clive Ltd (UK) ***Member of Supervisory Board*** Euler Hermes, W Finance, ARSA BV (Netherlands), Allianz Nederland Groep (Netherlands), GIE AGF Informatique ***Permanent representative of AGF*** Banque AGF, Enténial ***2003 assignment which Mr. Thomazeau no longer holds*** Europe Expansion, ZA Schadeverzekering (Netherlands), ZA Levensverzekering (Netherlands), Holland Beleggingsgroep (Netherlands), Restauration Investissement	

• Mr. Gérard Plauvadel's term as AGF Group Managing Director and member of the Executive Committee ceased on 15 April 2003 when he left the AGF Group.

• Mr. Jean-François Debrois' term as Managing Director and member of the Executive Committee ceased on 30 September 2003 when he was named Advisor to the Chairman until his retirement at 31 March 2004.

Interests of executives in the share capital of the company

The directors and corporate officers of AGF held 48 814 AGF shares at 31 December 2003.

Fees paid to members of the Board of Directors

The global annual amount of fees paid to directors was established at 360 000 euros by the General Meeting of Shareholders of 26 May 2003.

In fiscal year 2003, 346 700 euros were paid from an annual budget available for directors' fees of 360 000 euros (AGM of 26 May 2003). The criteria for distribution were based on a fixed and variable component linked to attendance with an additional amount for service on a study committee.

Stock options

Out of 8 115 000 stock options granted for fiscal years 1996 through 2003, (number increased to 8 217 175 in 2002 due to an adjustment in the number and price of options granted and still not exercised at 14 May 2002, resulting from the distribution of reserves approved on that date). 1 430 356 were granted to the 10 top non-corporate officer optionees starting with fiscal year 2000 as well as to members of the Executive Committee before 2000.

- Options granted to non-corporate officer employees during fiscal year 2003:

In fiscal year 2003, a total of 172 000 options to subscribe to newly created shares were granted at a unit price of 42.64 euros with an expiration date on 21 October 2011 to the 11 non-corporate officer employees* who received the largest number of options.

- Options exercised by non-corporate officer employees during fiscal year 2003.

A total of 58 655 options were exercised by the 12 non-corporate officer employees** whose number of exercised options was the highest during fiscal year 2003.

- options granted during the fiscal year to each corporate officer:	number	price	expiration date
Mr. Jean-Philippe Thierry	100,000	42.64	21.10.2011

- options exercised during the fiscal year by each corporate officer:	number	exercise price
	none	-

* (6 ex æquo) ** (4 ex æquo)

Information on transactions with members of administrative or management bodies

None.

Loans and pledges to members of administrative or management bodies

There is a property loan of 22 868 euros to a member of the Executive Committee (residual balance, capital and interest to be reimbursed at 31 December 2003 stood at 6 766 euros).

Retirement plan

Prior to the privatisation, there was a supplementary retirement plan for the Chairman, Vice Chairman and managing directors of insurance companies. The total commitment at 31 December 2003 stood at 2.550 million euros. This plan, which has been closed out, affects two beneficiaries: Mr. Michel Albert and Mr. Jean-Daniel Lefranc.

After the privatisation of the Company in 1996, a supplementary retirement plan was put into place for members of the Executive Committee through a contract entered into with an external insurance company to take the place of the one that had existed in national companies. The total amount of the commitment stood at 8.798 million euros at 31 December 2003. As of this date, there were no vested rights under the plan other than for Mr Antoine Jeancourt-Galignani, who is presently the only beneficiary.

Number of meetings of the Board of Directors and its committees in 2003 and participation of directors and a non-voting member in these meetings:

	Board	Committees			Total
		Audit	Compensation	Transactions	
1) Number of meetings	6	5	2	3	16
2) Attendance					
Mr. Thierry	6				6
Dr. Breipohl	6			2	8
Mr. Bremkamp	5	4			9
Mr. Breite	6				6
Mr. Cannac	6			3	9
Mr. Jeancourt-Galignani	5				5
Dr. Kalscheuer	5			3	8
Mr. Levy-Lang	3		2		5
Mrs Majnoni d'Intignano	6	2*	2		10
Mr. Sablons	4				4
Mr. Ferrero	1	3			4
**Mr Diekmann	3		1		4
Mrs Mac-Auliffe	6				6
Mr. Sorolla	6				6
***Mr. Hudry, non-voting member	3	2			5
****Dr. Schulle-Noëlle	1		1		2

* Mrs. Béatrice Majnoni d'Intignano was a member of the Audit Committee until 21 May 2003.

**Mr. Michael Diekmann was appointed director by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 26 May 2003 and Vice Chairman of the Board of Directors on the same date; he is a member of the Compensation Committee.

***M. Robert Hudry was appointed non-voting member of AGF by the Board of Directors on 14 March 2003 and made member of the Audit Commitee at the meeting of the Board of 26 May 2003 replacing Mrs. Majnoni d'Intignano, and attending the meeting of the Audit Committee in August 2003.

**** Dr Henning Schulte-Noelle resigned as Vice Chairman and director of AGF on 29 April 2003.

Employee profit-sharing

Intéressement and *participation* plans

There are three plans at AGF that enable employees to share in Company profits:

1 - *Intéressement*

A profit-sharing agreement applicable to all companies that are part of the Economic and Social Unit of AGF was signed in June 2003 for a three year period. It provides financial rewards related to premium income growth, productivity and consolidated net income. For fiscal year (acquisition period from 1 January 2002 to 31 December 2002) the agreement did not provide for an amount to distribute. Therefore, the amount is equal to zero.

2 - *Plan d'épargne d'entreprise*

A corporate savings plan enables portfolios of marketable securities to be built.

Employee contributions give rise to a corporate matching contribution of up to 915 euros per employee per year.

The amounts paid under the corporate matching contribution during the seven last years were:

Year	
2003	4.140 million euros
2002	4.701 million euros
2001	5.695 million euros
2000	5.429 million euros
1999	3.328 million euros
1998	3.239 million euros
1997	3.292 million euros

3 - *Participation*

The profit-sharing plan provided for under the ordinance of 21 October 1986 allows employees to participate in the taxable profits of the Company.

This plan gives rise to the distribution of a portion of a special profit-sharing reserve that is calculated based on salaries paid during the year. For fiscal year 2002, the calculation and the payment made in 2003 stood at 1.636 million euros.

Stock options

Pursuant to articles L. 225-208 through L. 225-210 of the Commercial Code, on several occasions since 1990, the General Meeting of Shareholders has authorised the Board of Directors to grant options to buy existing or newly created shares of stock to employees and corporate officers of the Group under the terms and conditions established by law.

There is a single plan in the AGF Group for all optionees, including members of the Executive Committee. The main purpose is employee retention.

The grant policy is based on decisions taken by the Board of Directors, which in turn, are based on reports of the Compensation Committee on recommendations made by general management in terms of subscription or purchase plans authorised by the Extraordinary General Meeting of Shareholders.

Type of options

The options granted by the Board of Directors were purchase options (up until the privatisation of the company), then subscription options from December 1996 through 1998, purchase options from 1999 through 2001, and in 2002 and 2003, once again they were subscription options.

Grant criteria

The following categories of individuals are eligible for grants:

- AGF Group executives,
- corporate officers and operating managers of subsidiaries,
- certain employees, whose jobs and accomplishments justify grants.

Frequency of grants

Grants have been made every year since 1990.

Conditions for exercising options granted in 2003

Options are valid for eight years, or through 21 October 2011.

Except in the event of death or disability, options cannot be exercised for one year, or prior to 21 October 2004; shares acquired through option exercise may not be sold prior to the expiration of a period that allows for the tax deduction of social benefit costs on the capital gain.

The termination of an employment contract or loss of a corporate officership leads to the forfeiture of options, except in certain cases (death, disability, retirement and exceptional individual events based on individual decision of the Chairman).

Option position at 31 December 2003

Grant date	Option type	Number of exercisable options initially	Number of exercisable options (1)	Including number that can be exercised by 10 top employees (2)	Including number that can be exercised by officers (3)	Number of optionees	Vesting date	Expiration date	Exercise price	Number of options exercised	Number of unexercisable options (4)	Including number that became unexercisable during FY (4)	Number of remaining options
2/02/96	(p)	637 000	638 162	76 000	20 000	178	3/02/98	2/02/04	22.82	543 668	72 962	0	21 532
19/12/96	(s)	794 150	798 993	167 750	61 250	194	20/12/98	19/12/04	23.39	537 318	115 146	8 687	146 529
17/09/97	(s)	734 500	749 436	162 637	51 098	179	17/09/02	17/09/05	31.92	694 029	11 750	0	43 657
18/09/98	(s)	959 000	978 256	214 615	61 318	230	16/10/03	16/10/06	42.59	2 250	93 514	0	882 492
14/09/99	(p)	1 000 000	1 020 521	235 055	61 318	240	12/10/04	12/10/07	47.08	3 000	73 709	0	943 812
20/09/00	(p)	1 000 000	1 020 240	130 816	42 923	341	18/10/02	18/10/08	55.80	3 000	83 132	0	934 108
19/09/01	(p)	1 022 100	1 043 317	145 793	66 427	346	17/10/03	17/10/09	47.55	0	64 288	0	979 029
2/09/02	(s)	850 000	850 000	125 690	52 520	356	30/09/04	30/09/10	33.66	1 220	0	0	848 780
23/09/03	(s)	1 118 250	1 118 250	172 000	100 000	348	21/10/04	21/10/11	42.64	0	0	0	1 118 250
TOTAL		8 115 000	8 217 175	1 430 356	516 854					1 784 485	514 501	8 687	5 918 189

(p) Purchase options
(s) Subscription options
(1) due to an adjustment in the number and price of options that may be subscribed to or purchase and still unexercised at 14 May 2002 resulting from the distribution of reserves approved on that date
(2) Non-officer employee optionees as of fiscal year 2000; prior to that date, options that may be exercised by members of AGF Executive Committee, including the Chairman. For fiscal years 2001, 2002 and 2003, 6 ex aequo lift to 12, 14 et 11, respectively, the number of 10 non-officer employees who received the highest number of options.
(3) The number of options that may be exercised by Chairmen & CEOs Antoine Jeancourt Galignani from February 1996 to September 2000 and Jean-Philippe Thierry since September 2001.
(4) Due to loss of rights.

On 23 September 2003, the Board of Directors voted to grant subscription options to Chairman Jean-Philippe Thierry: 100 000 options at 42.64 euros expiring 21 October 2011; and to the 11* top non-officer employees: 172 000 options at 42.64 euros expiring 21 October 2011.

*including 6 ex aequo

Stock Appreciation Rights

Allianz A.G. has implemented a long-term profit-sharing programme for executives of all companies in its group.

Known as the Stock Appreciation Rights Plan (SARs), the programme is a bonus mechanism tied to the price of Allianz A.G. stock over seven years. This international plan also has a component of financial coverage that enables the company to limit the total amount to be paid when SARs are exercised.

SAR recipients will receive a sum equal to the product of the share price rise and the number of options granted in addition to the regular salary paid by their employing company.

The number of options granted is based on salary, which is weighted equally by three criteria, one based on Allianz Group business performance, the other on that of the AGF Group, and the third on the AGF Chairman's evaluation of the performance of each recipient.

Options are valid for seven years, although they do not vest for two years after their grant date and only if the price of Allianz A.G. stock has risen by at least 20% and outperformed the Dow Jones Stoxx index for five consecutive days.

For 2003, the Board of Directors of 23 September 2003 based on the recommendation of the Compensation Committee granted Chairman Jean-Philippe Thierry 7 572 SARs.

It also granted other members of the Executive Committee a total of 9 291 SARs.

Position of Allianz Stock Appreciation Rights (SARs) granted to Chairman Jean-Philippe Thierry

Year	Number of SARs granted	Exercise price	Date of grant
2001	2,318	**€322.14**	1 April 2001
2002	1,565	**€265.00**	1 April 2002
2003	7,572	**€65.91**	1 April 2003
TOTAL	**11,455**		

AGF

Report of the Board of Directors to the General Meeting of Shareholders of 25 May 2004

Pursuant to the by-laws and applicable legislation you have been convened in a Combined Ordinary and Extraordinary General Meeting of Shareholders for the purpose of reporting on your Company's performance during fiscal year 2003, submitting for your approval the consolidated and statutory financial statements for that year, as well as various resolutions relative to the renewal of the terms of three directors, the appointment of a new director and the designation of a director to represent employee shareholders.

You will also be asked to approve recommendations for renewing the appointments of the present statutory auditors and their substitutes.

The Extraordinary General Meeting of Shareholders will also be asked to approve two resolutions to renew authorisation to increase share capital reserved for employee members of a corporate saving plan and grant stock purchase or subscription options to employees of the Group within certain limits as to duration and amount.

During fiscal year 2003, AGF significantly improved its consolidated net income group share, which stood at 763 million euros, a rise from net income of 268 million euros in 2002.

Group ROE amounted to 13.2%.

This performance was sustained by a marked improvement in operating profitability in life insurance, non-life insurance and financial services. Yearly results also felt the initial effect of cost reductions in life, non-life and health insurances.

Market conditions also improved during the second half. During the year, AGF booked consolidated capital gains on the disposal of Crédit Lyonnais securities tendered in Crédit Agricole's offer for 919 million euros. All of these factors made it possible to pursue efforts to consolidate financial position.

Group net asset value amounted to approximately 7.1 billion euros, a 19.7% rise from 31 December 2002.

The Board of Directors has voted to recommend that the General Meeting approve a net dividend of 1.8 euros per share, a major increase over the dividend for fiscal year 2002. It takes this action in order to recognise the significant recovery while noting that it must be pursued with determination in the next few fiscal years in order to build strength and shareholder profits.

● RESULTS

In order to reflect a segmentation change in respect of companies outside France as a result of mergers, results for 2003 are compared with pro forma results for 2002.

The ordinary contribution (before taxes, goodwill amortisation and exceptional items) of insurance companies, credit insurance, assistance, banking and other activities, excluding holding companies, amounted to 1 194 million euros, compared with 497 million at 31 December 2002, a rise of 140%.

The pre-tax contribution of holding companies stood at -124 million euros, compared with -34 million in 2002.

Tax expense was -56 million euros (1 million in 2002).

Ordinary goodwill amortisation expense totalled 110 million euros, compared with 138 million in 2002.

And lastly, exceptional items stood at -141 million euros, compared with -58 million 2002, owing mainly to 102 million euros in accelerated goodwill amortisation.

CHANGES IN SCOPE OF CONSOLIDATION IN 2003

1. Disposal of Allianz AGF MAT UK Holding

Allianz AGF MAT UK Holding, which held a 25% stake in Tindall Riley Marine, was sold by the AGF Group during the first half of 2003. The contribution of Allianz AGF MAT UK Holding to consolidated results in the first half of 2003 was insignificant.

This sale gave rise to a loss of 8.8 million euros.

2. Liquidation of Immospain

Immospain was liquidated during fiscal year 2003; its first half contribution to consolidated results was insignificant. This liquidation led to a loss of 1.7 million euros

3. Liquidation of Phénix Développement Gestion

Phénix Développement Gestion was liquidated during 2003; its contribution to consolidated results was insignificant.

4. Disposal of Kléber Poincaré

This company was sold in December 2003.

In 2003, this subsidiary contributed 2.9 million euros to net results. The disposal gave rise to profits of 37.4 million euros, which was booked to ordinary results, being comparable to the sale of an investment.

5. Acquisition of Egyptienne Arab International Non Life Insurance

80% of the shares formerly held by Allianz were acquired by AGF International in January 2003.
Temporary goodwill amounted to 17.3 million euros. The contribution to 2003 consolidated premium income stood at 8 million euros (non- life 7.6 million and health 0.4 million), and the contribution to net results (after goodwill amortisation) amounted to - 3.2 million euros.

6. Consolidation of Egyptienne Arab International Life Insurance

In December 2003, AGF International purchased all Allianz shares, lifting to 95.11% AGFs stake in this company. Goodwill stood at 3.2 million euros.

At 31 December 2003, the balance sheet of the company was fully consolidated; 2003 results were accounted for under the equity method at 43.66% (percent interest before controlling interest) for 0.4 million euros.

7. Disposal of Swiss subsidiaries

The Swiss subsidiaries were sold to Allianz in January 2003.

In 2002, they contributed 56.7 million euros to consolidated premium income (non-life 20.6 million, health 10.7 million and life 25.4 million) and - 3.3 million euros to net results.

The sale of Swiss subsidiaries gave rise to profit of 1.1 million euros.

8. Sale of AGF Allianz Chile Vida

This company was sold on 29 April 2003.

In 2002, it had contributed 34.1 million euros to consolidated premium income (compared with 0.3 million in 2003) and -0,9 million euros to net results (compared with – 0.3 million in 2003).

The disposal of this subsidiary gave rise to a loss (including sales fees) of 12.1 million euros.

9. Sale of Dutch company Akkermans Van Elten Holding

The contribution to results in 2002 was insignificant.

The sale gave rise to profit of 3.1 million euros.

10. AGF Belgium Bank Sale

The Belgian bank was sold in 2003.

The contribution to 2003 results totalled 3 million euros.

In 2002, its contribution to AGFs consolidated balance sheet amounted to 979.7 million euros, including 590.9 million of investments. Moreover, it had contributed 17.3 million euros to unrealised capital gains.

The sale of this subsidiary gave rise to a loss (including sales fees) of 0.8 million euros.

Consolidated premium income

in millions of euros

	FY 2003	FY 2002 pro forma (1)
Life insurance in France	**4,096**	**4,008**
Non-life insurance in France	**4,290**	**3,910**
Health insurance in France	**1,239**	**1,112**
Life insurance outside France at constant structures	**1,532**	**1,458**
Impact of changes in scope of consolidation:		
Sale of Phenix (Switzerland)	-	(25)
Sale of AGF Allianz Chile Vida	-	(16)
Life insurance outside France	**1,532**	**1,499**
Non-life insurance outside France at constant structures	**2,776**	**2,653**
Impact of changes in scope of consolidation:		
Sale of Phenix (Switzerland)	-	(21)
Consolidation of Arab International Insurance (Egypt)	8	-
Non-life insurance outside France	**2,784**	**2,674**
Health insurance outside France at constant structures	**338**	**322**
Impact of changes in scope of consolidation:		
Sale of Phenix (Switzerland)	-	(11)
Consolidation of Arab International Insurance (Egypt)	1	-
Health insurance outside France	**339**	**333**
Credit insurance at constant structures	**1,766**	**1,410**
Impact of changes in scope of consolidation:		
Consolidation of Hermes by Euler	11	-
Change in method of consolidating Mundialis (Cobac)	3	-
Credit insurance (2)	**1,780**	**1,410**
ASSISTANCE	**483**	**490**
Total insurance premium income before pro forma impact	**16,520**	**15,363**
Total impact of changes in scope of consolidation	**23**	**73**
TOTAL PREMIUM INCOME FROM INSURANCE	**16,543**	**15,436**
Premium income of other activities	**33**	**34**
Net banking income	**1,698**	**1,654**

(1) pro forma related to segmentation changes

(2) Hermes has not been consolidated in financial statements since 1 July 2002. On a comparable basis, activities held nearly steady (1.9%).

RESULTS BY ACTIVITY

1 - *Life insurance*

Consolidated premium income amounted to 5 603 million euros (+3.1% at constant structures and foreign exchange), 5 628 million euros including other services and accounted for a relative weight of 34% of total insurance activity.

The contribution to total ordinary results stood at 391 million euros, a rise of 97.5% from 31 December 2002 and accounted for 36.5% of ordinary net results.

1.1 Life insurance in France

(a) Contribution of life insurance in France to consolidated premium income

In millions of euros

	FY 2003	FY 2002*	FY 2001*
AGF Vie	**3,720**	3,752	4,248
Arcalis	**88**	74	245
Coparc	**80**	80	118
Génération vie	**197**	92	-
Compagnie de Gestion et de Prévoyance	**11**	10	10
Total life insurance in France	**4,096**	**4,008**	**4,621**

* Pro forma data

Consolidated premium income in life insurance in France totalled 4 096 million euros, a 2.2% rise from 2002

(b) Contribution of life insurance in France to ordinary consolidated income

In millions of euros

	FY 2003	FY 2002*	FY 2001*
AGF Vie	**425**	225	455
Arcalis	**(12)**	(21)	1
Others	**3**	3	4
Ordinary results before goodwill and taxes	**416**	**207**	**460**

* Pro forma data

The contribution of life insurance in France amounted to 416 million euros, compared with 207 million at 31 December 2002, a rise of 101%. This change owed to AGF's strategy to improve its financial margin by adapting the level of life policyholder profit-sharing and cost reduction initiatives put into place this year.

In millions of euros

	FY 2003	FY 2002	FY 2001
AGF Vie			
Group share in share capital	**99.99%**	99.99%	99.99%
Equity capital	**2,959**	2,593	1,963
Life insurance premium income (including Overseas Dept's. and Terr.)	**3,761**	3,792	4,291
Net statutory income	**297**	(15)	256
Contribution to ordinary income before taxes	**425**	225	455 *
Dividend paid	**-**	-	322

* Pro forma data

1.2 Life insurance outside France

(a) Contribution of life insurance outside France to consolidated premium income

in millions of euros

	FY 2003	FY 2002*	FY 2001*
Belgium	**492**	453	451
Netherlands	**538**	511	494
Spain	**305**	275	467
Rest of Europe	**-**	-	51
Sub-total Europe	**1,335**	**1,239**	**1,463**
Brazil	**79**	75	123
Rest of South America	**43**	70	162
Others, excluding Europe	**35**	34	33
Branches (AGF Vie)	**40**	40	42
Life insurance outside France at constant structures	**1,532**	**1,458**	**1,823**
Sale of Phenix (Switzerland)	**-**	(25)	-
Sale of AGF Allianz Chile Vida	**-**	(16)	-
Sale of Ogar (Africa)	**-**	-	(3)
Impact of changes in scope of consolidation	**-**	**(41)**	**(3)**
Total life insurance outside France	**1,532**	**1,499**	**1,826**

* Pro forma data

Outside France, life insurance premium income amounted to 1 507 million euros (1 532 million euros with other services in Belgium and Holland), or a rise of 5.6% on a comparable basis. Accounting for the impact of foreign currency exchange in South America, the real premium income change was +1.9% (+2.2 % with other services).

(b) Contribution of life insurance outside France to ordinary consolidated income

in millions of euros

	FY 2003	FY 2002*	FY 2001*
Belgium	**(62)**	(37)	9
Netherlands	**7**	8	28
Spain	**22**	20	15
Rest of Europe	**1**	(1)	2
Sub-total Europe	**(32)**	**(10)**	**54**
Brazil	**(2)**	(4)	(1)
Rest of South America	**4**	6	-
Overseas	**3**	(2)	3
Other countries	**2**	1	1
Sub-total outside Europe	**7**	**1**	**3**
Ordinary income before goodwill and taxes	**(25)**	**(9)**	**57**

* Pro forma data

The contribution of life insurance outside France was -25 million euros, compared with -9 million in 2002, owing mainly to impairment losses net of write-backs in Belgium of 81 million euros.

(c) Commentary

In Belgium, premium income in life insurance amounted to 492 million euros (including other services), a rise of 8.6%. The ordinary contribution of life insurance stood at -62 million euros, compared with -37 million at 31 December 2002.

In the Netherlands, premium income in life insurance from subsidiaries rose to 538 million euros (including 24 million for other services), or +5.3%, and the contribution to ordinary results stood at 7 million euros, compared with 8 million at 31December 2002. The contributions to premium income in fiscal years 2002 and 2001 were increased respectively by 4 million euros due to the absorption of two companies by Allianz Nederland Leven.

In Spain, premium income in life insurance rose significantly in 2003 to 305 million euros (AGF share), or by 10.9% and made a contribution of 22 million euros, compared with 20 million at 31 December 2002.

In South America, total premium income in life insurance stood at 122 million euros (-10,7 % on a comparable basis, i.e., pro forma and at constant foreign exchange). The ordinary contribution amounted to 2 million euros (as in 2002). In fiscal year 2003 life subsidiaries in Chile and Brazil were sold and exited consolidation during the year.

The ordinary contribution of other companies stood at 6 million euros, compared with -2 million in 2002..

2 - *Health insurance*

Health insurance includes individual and group bodily damages policies..

Consolidated premium income amounted to 1 578 million euros (+11.3% at constant structures and foreign currency exchange) and accounted for a relative weight of 10% of total activity.

The contribution to AGFs ordinary consolidated income was 8 million euros, compared with 46 million in 2002 and accounted for 0,8% of ordinary net income. The overall combined ratio(1) of the Group stood at 108.5%, compared with 107.6% at 31 December 2002.

2.1 Health insurance in France

(a) Contribution of health insurance in France to consolidated premium income

in millions of euro

	FY 2003	FY 2002*	FY 2001*
AGF Vie	**270**	218	181
Arcalis	**2**	2	2
AGF Iart	**911**	844	780
AGF La Lilloise	**18**	18	20
Assurances Fédérales	**38**	30	23
Total health insurance in France	**1,239**	**1,112**	**1,006**

* Pro forma data

The premium income of health insurance in France rose 11.4% to 1 239 million euros.

(1) Combined ratios are based on the ratio of claims net of reinsurance and acquisition and net management fees to premiums earned net of reinsurance. (consolidated data)

(b) Contribution of health insurance in France to ordinary consolidated income

In millions of euros

	FY 2003	FY 2002*	FY 2001*
AGF Vie	**(37)**	(13)	(5)
Arcalis	**2**	4	(1)
AGF Iart	**28**	18	53
AGF La Lilloise	**4**	8	3
Assurances Fédérales	**4**	3	4
Ordinary income before goodwill and taxes	**1**	**20**	**54**

* Pro forma data

The contribution of health insurance in France amounted to 1 million euros, compared with 20 million in 2002. Results were down due to a difficult environment where government measures to reduce reimbursements for certain medicines applied pressure to claims expense. And the combined ratio of health insurance in France rose from 108.9% at 31 December 2002 to 109.3% at 31 December 2003.

2.2 Health insurance outside France

(a) Contribution of health insurance outside France to consolidated premium income

In millions of euros

	FY 2003	FY 2002*	FY 2001*
Belgium	**48**	42	43
Netherlands	**116**	110	101
Spain	**25**	23	18
Rest of Europe	**20**	27	25
Sub-total Europe	**209**	**202**	**187**
Brazil	**46**	38	63
Rest of South America	**59**	70	109
Rest of outside Europe	**17**	14	16
Branches (AGF Vie, AGF Iart)	**8**	9	7
Total health insurance outside France	**339**	**333**	**382**

* Pro forma data

Health premium income outside France amounted to 339 million euros, a rise of 1.8% (10.9% on a constant structure and foreign exchange basis).

(b) Contribution of health insurance outside France to ordinary consolidated income

In millions of euros

	FY 2003	FY 2002*	FY 2001*
Belgium	**(6)**	(1)	1
Netherlands	**7**	4	(6)
Spain	**3**	5	6
Rest of Europe	**1**	2	(1)
Sub-total Europe	**5**	**10**	**-**
Brazil	**2**	3	(5)
Venezuela	**4**	8	1
Rest of South America	**-**	2	(5)
Overseas	**(3)**	3	(2)
Other countries	**(1)**	-	1
Sub-total outside Europe	**2**	**16**	**(10)**
Ordinary income before goodwill and taxes	**7**	**26**	**(10)**

* Pro forma data

The contribution of health insurance outside France totalled 7 million euros, compared with 26 million in 2002. The combined ratio of health insurance outside France stood at 105.7% at 31 December 2003, compared with 103% at 31 December 2002.

(c) Commentary

In Belgium, premium income from health insurance amounted to 48 million euros, a rise of 14.3%. The ordinary contribution of health was -6 million euros, compared with -1 million at 31 December 2002; the combined ratio stood at 129.3%, compared with 125.4% at 31 December 2002.

In the Netherlands, health premium income from subsidiaries rose to 116 million euros, or 5.5%, and the contribution to ordinary income stood at 7 million euros, compared with 4 million at 31 December 2002. The combined ratio stood at an excellent level of 98.4%.

Premium income from health insurance in Spain rose significantly in 2003 to 25 million euros (AGF share), or 8.7% and contributed 3 million euros, compared with 5 million at 31 December 2002 due to an excellent combined ratio of 86%.

In South America, total premium income from health insurance totalled 105 million euros (+11.1% on a comparable basis, i.e., pro forma and at constant foreign currency exchange). The ordinary contribution amounted to 6 million euros, compared with 13 million at 31 December 2002. In South America, the combined ratio stood at 103.3%.

The ordinary contribution of other countries amounted to -3 million euros, compared with 5 million in 2002.

3 - *Non-life insurance*

Consolidated premium income from non-life insurance was robust at 7 074 million euros (+8.3% on a comparable basis, i.e., pro forma and at constant foreign currency exchange). It accounted for nearly 43% of total activity.

The non-life contribution to AGF ordinary income stood at 447 million euros, compared with 79 million in 2002, owing to efforts to improve operating profitability. The overall group combined ratio was 101.6%, compared with 108.3% at 31 December 2002.

The non-life contribution amounted to 41.8% of ordinary net income.

3.1 Non-life insurance in France

(a) The contribution of non-life insurance in France to consolidated premium income

in millions of euros

	FY 2003	FY 2002*	FY 2001*
AGF Iart	**3,879**	3,534	3,163
AGF Vie	**28**	14	16
AGF La Lilloise	**275**	263	275
Assurances Fédérales	**56**	52	47
Others	**52**	47	47
Non-life insurance in France at constant structures	**4,290**	**3,910**	**3,548**
Changes in scope of consolidation			
Disposal of AGF Mat	-	-	(884)
Total non-life insurance in France	**4,290**	**3,910**	**4,432**

* Pro forma data

All the 2003 initiatives to improve operating profitability from non-life insurance paid off. Premium income was characterised by dynamic growth at 4 290 million euros, a rise of 9.7% owing to rate increases..

(b) Contribution of non-life insurance in France to ordinary consolidated income.

in millions of euros

	FY 2003	FY 2002*	FY 2001*
AGF Iart	**409**	31	312
Non-life of AGF Vie	**(1)**	(3)	1
AGF Mat	**-**	-	(52)
AGF La Lilloise	**(37)**	(18)	3
Other	**7**	(7)	(23)
Ordinary income before goodwill and taxes	**378**	**3**	**241**

* Pro forma data

The contribution of non-life insurance in France was much improved, amounting to 378 million euros, compared with 3 million in 2002. The improvement was bouyed by the recovery of the combined ratio, which fell from 112.1% at 31 December 2002 to 102.4% at 31 December 2003, in line with the objectives set by the Group for the entire year. Moreover, more favourable market conditions and capital gains on the sale of Crédit Lyonnais stock sustained financial income.

in millions of euros

	FY 2003	FY 2002	FY 2001
AGF Iart			
Group share in share capital	**99.98%**	99.98%	99.98%
Share capital	**2,226**	1,868	1,813
Premium income	**4,991**	4,540	4,079
Net statutory income	**280**	21	130
Contribution to ordinary income before taxes	**409**	31	312 *
Dividends paid	**-**	-	133

* Pro forma data

3.2 Non-life insurance outside France

(a) Contribution of non-life insurance outside France to consolidated premium income

in millions of euros

	FY 2003	FY 2002*	FY 2001*
Belgium	**325**	320	348
Netherlands	**975**	913	770
Spain	**815**	721	620
Rest of Europe	**-**	8	13
Sub-total Europe	**2,115**	**1,962**	**1,751**
Brazil	**212**	229	379
Rest of South America	**268**	294	462
Rest of outside Europe	**52**	52	63
Branches (AGF Vie, AGF Iart)	**129**	116	106
Non-life insurance in France at constant structures	**2,776**	**2,653**	**2,761**
Change in scope of consolidation			
Sale of Phenix (Switzerland)	**-**	(21)	-
Consolidation of Arab International Insurance (Egypt)	**8**	-	-
Disposal of Ogar (Africa)	**-**	-	(15)
Impact of changes in scope of consolidation	**8**	**(21)**	**(15)**
Non-life insurance outside France	**2,784**	**2,674**	**2,776**

* Pro forma data

The premium income of non-life insurance outside France, which amounted to 2 784 million euros, was also on a distinct growth path, up 6.3% on a comparable basis, i.e., pro forma and at constant foreign currency exchange, owing to rate increases and the pursuit of business development.

(b) Contribution of life insurance outside France to ordinary consolidated income.

In millions of euros

	FY 2003	FY 2002*	FY 2001*
Belgium	(22)	(39)	(18)
Netherlands	8	8	3
Spain	50	30	44
United Kingdom	3	18	23
Rest of Europe	(10)	3	1
Sub-total Europe	**29**	**20**	**53**
Brazil	4	6	3
Colombia	9	12	7
Venezuela	2	15	2
Rest of South America	(3)	4	(6)
Overseas	17	16	18
Africa and Middle East	11	3	5
Sub-total outside Europe	**40**	**56**	**29**
Ordinary results before goodwill and taxes	**69**	**76**	**82**

* Pro forma data

The contribution to ordinary income amounted to 69 million euros, compared with 76 million in 2002 due to the adverse impact of additional provisions for lasting impairment in value in Belgium

The combined ratio of activities outside France was well oriented, dropping from 102.7% at 31 December 2002 to 100.3% at 31 December 2003.

(c) Commentary

In Belgium, non-life business rose 1.6% to 325 million euros. The application of disciplined underwriting measures led to an improvement in the combined ratio from 116.6% in 2002 to 103% in 2003, ahead of plan. The ordinary contribution stood at -22 million euros owing to additional provisions for value impairment, compared with -39 million at 31 December 2002.

In the Netherlands, the non-life activities of subsidiaries rose significantly in 2003 by 6.8% to 975 million euros also buoyed by a growth cycle. The combined ratio stood at an excellent level of 97.5%. The ordinary contribution amounted to 8 million euros (unchanged from 2002).

In Spain, non-life activities posted growth of 13% to 815 million euros (AGF share). The ordinary contribution amounted to 50 million euros, compared with 30 million at 31 December 2002 owing to an excellent combined ratio of 96%.

In South America, total premium income from non-life stood at 480 million euros (steady with +0.4% at comparable data, i.e., pro forma and at constant foreign currency exchange). Ordinary income was 12 million euros, compared with 37 million at 31 December 2002. The combined ratio stood at 107.6%.

The ordinary contribution of other countries totalled 21 million euros at 31 December 2003, compared with 40 million at 31 December 2002.

4 - Credit insurance

AGF Group premium income from credit insurance generated by the subsidiaries of Euler Hermes stood at 1 780 million euros, a 1.9% rise pro forma and at constant foreign currency exchange.

The ordinary contribution (AGF share) of Euler Hermes amounted to 125 million euros, a rise of 27.6% from 31 December 2002 (98 million euros). Despite a world economy that was still troubled, initiatives to improve underwriting profitability made it possible to reduce the combined ratio to nearly 80% (89% in 2002). Moreover, the synergies from consolidating Hermes are in line with expectations.

5 - Assistance

Premium income from assistance amounted to 483 million euros (including 88 million for other services), a rise of 1.6% at constant structures and foreign currency exchange. This contribution to ordinary net income was 13 millions euros unchanged from 2002.

6 - Banking

The ordinary results of banking and financial services rose significantly to 187 million euros, compared with 50 million in 2002. The growth was mainly attributable to the strong operating performance of Entenial, whose ordinary income amounted to 102 million euros at 31 December 2003, compared with 33 million at 31 December 2002. But this strong showing was also bouyed by gratifying results from asset management, which contributed 39 million euros at 31 December 2003, compared with 16 million at 31 December 2002 , the positive contribution of Banque AGF (15 million euros at 31 December 2003, compared with 11 million at 31 December 2002, more than one year ahead of plan), and the marked recovery of factoring results generated by Eurofactor (9 million euros at 31 December 2003, compared with -15 million at 31 December 2002).

7 - Other activities

This category mainly comprised holding companies, cash management and brokerage houses.

The ordinary contribution before taxes and goodwill amortisation amounted to -101 million euros in 2003, compared with -21 million in 2002.

The ordinary results of the holding companies deteriorated (-124 million euros in 2003, compared with -34 million in 2002). Miscellaneous activities in and outside France made a contribution of 23 million euros in 2003, compared with 13 million in 2002

CONSOLIDATED PROFIT AND LOSS

Consolidated net profit and loss group share stood at 763 million euros, a rise of 184.7%, and was distributed as follows:

in millions of euro

	FY 2003	FY 2002 pro forma	Change	FY 2001 pro forma
Life insurance in France	416	207	101.0%	460
Life insurance outside France	(25)	(9)	n.s.	57
Total life insurance	**391**	**198**	**97.5%**	**517**
Health insurance in France	1	20	-95.0%	54
Health insurance outside France	7	26	-73.1%	(10)
Total health insurance	**8**	**46**	**-82.6%**	**44**
Non-life insurance in France	378	3	n.s.	241
Non-life insurance outside France	69	76	-9.2%	82
Total non-life insurance	**447**	**79**	**n.s.**	**323**
Assistance	**13**	**13**	**-**	**5**
Credit insurance	**125**	**98**	**27.6%**	**69**
Banking activities in France	165	42	292.9%	49
Banking activities outside France	22	8	n.s.	10
Total banking activities	**187**	**50**	**274.0%**	**59**
Other activities in France	16	5	220.0%	7
Other activities outside France	7	8	-12.5%	11
Total other activities	**23**	**13**	**76.9%**	**18**
Ordinary results of insurance companies, banking and other activities before taxes and goodwill amortisation	**1,194**	**497**	**140.2%**	**1,035**
Holding companies in France	(66)	(18)	-266.7%	(76)
Holding companies outside France	(58)	(16)	-262.5%	5
Total holding companies	**(124)**	**(34)**	**-264.7%**	**(71)**
Ordinary results of insurance companies, banking and other activities before taxes and goodwill amortisation	**1,070**	**463**	**131.1%**	**964**
Taxes	**(56)**	**1**	**n.s.**	**(81)**
Goodwill amortisation	**(110)**	**(138)**	**n.s.**	**(105)**
Exceptional items	**(141)**	**(58)**	**n.s.**	**(46)**
Consolidated net profit and loss group share	**763**	**268**	**184.7%**	**732**

OTHER FINANCIAL ITEMS

Based on the weighted number of outstanding shares at 31 December 2003, less the weighted number of treasury shares (15,193,451), or 172,934,005 shares, net earnings per share (weighted EPS) stood at 4.41 euros, compared with 1.57 euros in 2002. ROE amounted to 13.2%, compared with 4.6% in 2002.

Capital gains

In 2003 unrealised capital gains net of provisions for value impairment stood at 489 million euros, deriving from a significant gain of 919 million euros on shares of Crédit Lyonnais, which was offset by capital losses of 868 million euros and write-backs of provisions for value impairment of 438 million euros. Capital gains and losses realised in 2003 amounted to 51 million euros.

Moreover, the provision for capital loss exposures on the consolidated balance sheet at 31 December 2002 was written back in its entirety to profit and loss during 2003 for a profit of 95 million euros.

Assets under management, unrealised capital gains

The market value of assets under management totalled 79.9 billion euros at 31 December 2003. Unrealised capital gains group share have also risen significantly since the end of 2002 to 4.7 billion euros at 31 December 2003, compared with 3.3 billion euros at 31 December 2002. They reaped the benefit of elimination of unrealised capital losses on equities, which completely disappears, since the situation at 31 December 2003 showed 300 million euros in net unrealised capital gains. Unrealised capital gains on property contracted slightly due to profit taking. Unrealised gains on bonds dropped from 2.7 billion euros at 31 December 2002 to 2.5 billion at 31 December 2003.

Net asset value

Consolidated book shareholders' equity amounted to 6.53 billion euros, compared with 5.97 billion at 31 December 2002. Net asset value (after share buy-backs) stood at 7.07 billion euros, or 40.5 euros per share, up from 34.5 euros after dividends at 31 December 2002. This change owed to the positive impact of yearly results and the growth of unrealised capital gains after taxes

EVENTS SUBSEQUENT TO CLOSING

On 4 February 2004, AGF and Crédit Foncier finalised the sale of the 72.16% of the share capital of Entenial that AGF held through its subsidiary Banque AGF.

The sale agreements occurred at closing of fiscal year 2003, but the transfer of control did not occur until after closing, or on 4 February 2004.

At 31 December 2003 Entenial, in the process of being sold, was consolidated using the same methods and presentation principles applied in the previous fiscal year.

A provision of 28.2 million euros (including taxes) was booked in consolidated financial statements for fiscal year 2003 for capital losses on the sale in process of the Entenial shares held by the AGF Group.

On 28 January 2004, AGF tendered all of its shares in Sophia in the friendly offer launched by GE Real Investissement.

Sale of life insurance and asset management subsidiaries in Brazil.

On 20 February 2004, through its Brazilian subsidiaries AGF Brasil Seguros and AGF Do Brasil, AGF finalised the sale of a 100% of the share capital with transfer of share ownership of the companies AGF Vida e Previdencia and Banco AGF to Banco Itau Holding Financiera.

The parties had entered into agreement on 31 December 2003 on various terms related to the sale. At 31 December, AGF Vida e Previdencia and Banco AGF were consolidated using the same methods and principles that had been applied in the prior fiscal year. Only reciprocal off-balance sheet commitments were recognised relating to the delivery of shares and the amount to be received.

IMPLEMENTATION OF IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) AT AGF

Pursuant to European regulation n°1606/2002 and in compliance with IFRS 1, "Adoption of IFRS as accounting referential", the consolidated financial statements of the AGF Group for the fiscal year ended 31 December 2005 will be based in international accounting standards (IFRS) in effect at 31 December 2005 with comparative statements for fiscal year 2004 based upon the same standards.

In order to publish comparative information (the hypothesis of comparative 2004 statements based on IFRS is now that of the Group), the AGF Group will have to prepare an opening balance sheet at 1 January 2004, the point of departure for applying IFRS and the date that the impact of the transition will be booked, mainly to shareholders' equity.

Therefore, the AGF Group has implemented a project for converting to IFRS with the objective of identifying the main differences in accounting methods and preparing an opening balance sheet at 1 January 2004 based on the standards applied in 2005. This analysis will not be complete until IASB publishes the final expected norms and they are approved by the European Union.

Description of project and state of advancement

In order to provide for the consistency of accounting policy and implementation within the Group the IFRS conversion project is being carried out by a central team that manages all of the project for the Group.

Now in progress, the objective of the first phase, which is "diagnostic", is to identify and measure differences between the new standards and practices now applied in the Group. Task forces for different sectors affected by the changes in standards started to work in the second half of 2003.

The principal monitoring entities implemented to assure project success and measure its advancement exist at two levels:

- a pilot committee that includes the main project players at the Group and sub-group level,

- technical committees responsible for the pre-validation of IFRS technical points and options. .

A project to adapt accounting processes of Group companies and information systems (tools for gathering subsidiary data and a consolidation tool) are also in progress in order to be operational in 2005.

Description of main divergences already identified

IFRS in respect of insurance policies have still not been published and will not be applicable in 2005. They have been addressed in a survey summary (ED5) published in July 2003 that provides for two-phased implementation. Before the final publication of this standard, it is not possible to identify and estimate the impact of converting to IFRS on the booking of insurance policies. Future consequences of the standard are likely to relate mainly to the classification of insurance policies between policies falling under standard IAS39 relative to financial instruments and insurance policies falling under IFRS relative to insurance policies that in the present form of proposed standards are likely to be booked pursuant to existing standards during phase 1 starting 1 January 2005.

The IAS39 standard relative to financial instruments still not adopted by the European Union may have a major impact on financial statements for fiscal year 2005 and the 2004 comparison:

- it provides for a classification of financial instruments based on the objectives of the holder and the booking at fair value of investments available for sale and trading securities,

- it provides for accounting based on the principle of the amortised cost of certain life policies that the standard views as financial instruments,

- it provides for the breakdown of hybrid instruments such as convertible bonds into a debt and a shareholders' equity component.

IFRS 1 relative to the initial adoption of IFRS as accounting referential has specific provisions for transition to IFRS and options that are now being studied in respect of the following:

- the possible use in the opening IFRS balance sheet of the AGF Group at 1 January 2004 of accounts established in IFRS under the consolidation of Allianz AG, which has been releasing consolidating accounts under IFRS since 1998,
- the restatement or non-restatement of regroupings of companies that occurred before 1 January 2004,
- the valuation of fixed assets at 1 January 2004,
- the elimination of conversion differences booked under share capital.

Other major standards and interpretations that will be in effect at 31 December 2005 had still not been published in their final form by the IASB. They mainly include standards in respect of company regrouping (ED 3), assets held for later sale (ED4) or to macro-hedging (IAS 39 – supplement), as well as revised versions of standards for asset write-downs (IAS 36) and intangible assets (IAS 38), the initial adoption of the IFRS (IFRS 1) and all the revised standards that are part of project improvements.

In respect of scope of consolidation, IAS 27 relative to consolidated accounts and its interpretation SIC-12 lead to consolidation of all controlled entities, even if the Group holds no stake in the controlled entity. The methods of application of this interpretation are in review within the Group, namely as they concern methods of consolidating OPCVM investment funds. Although the Group is not now in a position to estimate divergences with present rules, this interpretation could possibly lead to increasing total Group assets and liabilities.

In terms of asset write-down rules, in light of discussion in progress in the IASB on proposed standards, AGF is not in a position at this point to estimate divergences with rules now applied by the Group for preparing statements according to French standards.

IFRS 2 (payment in equities) published 19 February 2004 will lead to a change in the method of booking stock purchase and subscription options granted by the Group to its employees.

IAS 40 relative to investment properties will lead to a breakdown of the value of property assets into homogenous components subject to amortisation according to differentiated maturities.

Intangible assets

Goodwill: unlike the provisions of regulation CRC 2000-05 on consolidated financial statements, ED3, the proposed standard on company regrouping, eliminates the amortisation of positive goodwill. An impairment test will have to be carried out at least once a year.

Network values: network values recognised at the time of company regrouping are likely to be reclassified in corresponding goodwill at 1 January 2004.

Intangible assets: the Group's development expenses, which are now booked as expenses, will be booked according to criteria established by IAS 38.

And lastly, it should be noted that some subjects are being reviewed by professional task forces in order to determine the methods of application adapted to specific situations (classification of life policies, booking of building, etc).

Presentation of financial statements

The presentation of the consolidated profit and loss statement will be significantly changed, mainly by eliminating non-operating income and expenses and the reintegration at the level of operating results of amortisation expenses and depreciation relative to goodwill.

The presentation of the balance sheet may be reviewed to separate short and long-term items.

AGF SA

AGF SA is the main holding company of the AGF Group.

1 - Share capital increase

In fiscal year 2003, 52,175 stock subscription options granted to executives and employees were exercised, giving rise to the creation of an equal number of shares.

On 29 December 2003, 1,214,304 new shares reserved for employees were issued.

At 31 December 2003, share capital stood at 860 602 016.59 euros represented by 188,172,639 shares.

2 - Financial fixed assets and investments

Investments totalled 5 147 million euros at 31 December 2003, compared with 5 034 million at 31 December 2002 and were broken down as follows:

in millions of euros

	2003	2002	2001
Treasury shares	584	524	822
Equity investments	4,562	4,509	3,825
Investment securities	1	1	3
TOTAL	**5,147**	**5,034**	**4,650**

a) Equity investments

Equity investments included:

- 99.99% of AGF Holding for 4,178.2 million euros.
- 29.76% of Banque AGF for a net book value of 191 million euros.
- 99.99% of SNC AGF Cash for 0.2 million euros.
- 99.99% of Eustache for a net book value of 2.7 million euros.
- 0.75% of Worms for 13.1 million euros.
- 9.46% of Euler Hermes for 149.2 million euros.
- 7.61% AGF Asset Management for 28 million euros

in millions of euros

	Activity	Revenue	Results
AGF HOLDING 87, rue de Richelieu - 75002 PARIS	Holding	111,896	40,549
EUSTACHE 87, rue de Richelieu - 75002 PARIS	Holding	-	(396)
SNC AGF CASH 14, rue Halévy - 75009 PARIS	Cash mgt	-	4,733
Banque AGF 14, rue Halévy - 75009 PARIS	Banking	228,028	20,188
EULER HERMES 1, rue Euler - 75008 PARIS	Holding	-	36,169
AGF Asset Management 87, rue de Richelieu - 75002 PARIS	Asset Management	89,369	7,724

b) Treasury shares

Pursuant to the new provisions of the law of 2 July 1998, the General Meeting of Shareholders of 4 June 1999 authorised the buy-back of a maximum of 10% of the share capital of AGF. This authorisation was renewed by subsequent General Meetings of Shareholders of 30 May 2000, 5 June 2001, 14 May 2002 and 26 May 2003. The authorisation of the COB was obtained on 6 May 2003

Pursuant to opinion n° 98-D of the Emergency Committee of the CNC, these securities were booked as "financial fixed assets – treasury shares".

During fiscal year 2003, AGF acquired an additional 15,050 securities for 0.6 million euros (at an average cost of 42.15 euros) and sold 1,777,052 securities with a book value of 91 million euros (or an average cost of 50.96 euros).

At 31 December 2003, there were 13,603,387 treasury shares, or 7.2% of share capital with a gross book value of 750 million euros (or an average cost of 55.17 euros).

c) Investments

Marketable securities consisted of 21 532 AGF shares for a net book value of 0.5 million euros acquired for the purpose of stock option purchase grants to AGF Group employees and Gecina securities at a value of 0.1 million euros.

3 - *Receivables from consolidated companies*

Receivables in respect of consolidated companies amounted to 808 million euros, compared with 1 979 million in 2002. They included loans to AGF Holding amounting to 732.1 million euros and a loan to AGF Cash for 70.9 million euros.

4 - *Provisions for risks and contingencies*

They related mainly to the Entenial defeasances for 19.9 million euros and the tax dispute on withholding subsequently to the purchase of Banesto shares in 1994 for 3.8 million euros.

5 - *Statutory results*

Profits for the fiscal year stood at 423 million euros, compared with 439 million in 2002 and were broken down as follows:

in millions of euros

	2003	2002	2001
Equity investment income	332	666	27
Other net investment income	(1)	27	41
Operating expenses	(63)	(41)	(43)
Changes in provisions	(10)	13	25
Capital gains and losses net of write-downs	188	(302)	134
Tax consolidation gain	(23)	76	70
Income taxes	-	-	-
Net income	**423**	**439**	**254**

Equity investment revenue comprised dividends from:

- AGF Holding for 327.4 million euros,
- Euler Hermes for 3 million euros,
- Worms for 1.2 million euros,
- AGF Asset Management for 0.4 million euros.

Miscellaneous revenue mainly comprised income from cash operations, interest on receivables in respect of AGF Holding and interest on the loan to Allianz BV. Ordinary operating expenses stood at 63 million euros in 2003, compared with 41 million in 2002. The change was mainly attributable to the increase in fees from the Department of Communication, the SAFIR systems project and general management fees.

6 - Ownership threshold

Pursuant to article L. 233-6 of the new Commercial Code, we would call your attention to the fact that there were no new equity stakes acquired by AGF during 2003.

7 - Allocation of profit

In consideration of profits of 423 188 052.65 euros plus retained earnings of 198 035 350.26 euros, the available balance stood at 621 223 402.91 euros, which we would recommend distributing as follows: contribution to the long-term capital gains special reserve of 53 029 370 euros, pay-out of a dividend of 419 997 447.20 euros, an equalisation tax *(précompte)* on dividends of 103 512 836 euros, and the balance of 148 196 585.71 euros to retained earnings.

Profit for fiscal year 2003	423,188,052.65
Retained earnings	198,035,350.26
Distributable results allocated to:	621,223,402.91
- long-term capital gains special reserve	
- dividends	53,029,370.00
the balance of	419,997,447.20
being allocated to retained earnings.	148,196,585.71

The dividend per share would therefore be 1.80 euros, or:
- 1.80 euro: net dividend pay-out,
- 0.90 euro: tax credit.

Pursuant to the provisions of article 243 bis of the General Tax Code, you are hereby reminded that the dividend paid for the last three fiscal years was as follows:

in euros per share

	Gross dividend	Tax credit	Net dividend
FY 2000	3.00	1.00	2.00
FY 2001	3.00	1.00	2.00
FY 2002	1.50	0.50	1.00 *

*including 1.10 euros per share withdrawn from income and 0.90 euros per share from the ordinary reserve

8 - Information relative to the distribution of share capital

Pursuant to article L. 233-13 of the Commercial Code, you are hereby informed that Allianz A.G. held 58.5% of share capital at 31 December 2003. No other shareholder held more than 5%.
You are informed, pursuant to article L. 225.102 of the Commercial Code, that employees and former employees of the AGF Group held 2.2% of the share capital of the Company at 31 December 2003 in an FCPE employee investment plan.

Implementation of the sustainable development project

As was the case last year, the annual report for 2003 contains a large section on sustainable development (see page I.59 of this shelf registration document). In keeping with the spirit of the NRE Law and the decree of 20 February 2002, a specific report providing a summary of practices in effect at AGF in areas of sustainable development was elaborated at the end of 2003 based on available information.
The decision to fold "traditional institutional" and sustainable development approaches into a single report was taken because it provides a complete vision of the company to the widest possible audience.

All the key themes for a company like AGF are addressed. Although existing reporting systems do not always make it possible to cover a scope of consolidation like that of the Group, the information gathered attempts to present a faithful and sincere image of current practices. Therefore, each quantified datum includes mention of the exact nature of the scope in question. Moreover, various points do not have performance indicators.

The reporting system was carried over in 2003 from the previous year. But new indicators were added (ex: waste). The process of widening the reporting system will extend throughout the years to come in order to facilitate the consolidation of the maximum amount of data on an AGF scale, subject to technical and financial constraints. The challenge is to adapt reporting tools to the true underlying elements.

Information relative to corporate officers

a) Remuneration of corporate officers by the company during fiscal year 2003

Pursuant to article L. 225-102-1, § 1, of the Commercial Code, you are hereby informed that the remuneration and fringe benefits or directors' fees paid by the Company or the companies it controls during the fiscal year were distributed as follows:

The Chairman Jean-Philippe Thierry (from 1 January to 31 December 2003), 926,984 euros distributed as follows:
- an annual base salary paid in 2003 of 662,389 euros.
- a variable portion paid in 2003 of 204,891 euros. One-half of this variable portion of remuneration was based on quantitative criteria linked to results and the other half on individual qualitative criteria.

- 28 400 euros in directors' fees paid by AGF S.A. and 31,304 euros by the other companies of the AGF Group.

The Chairman also has a company car and a chauffeur

Moreover, in its meeting of 23 September 2003, the Board of Directors, acting on the recommendation of the Compensation Committee, granted Mr. Thierry 7,572 Stock Appreciation Rights (SAR), over and above those received in 2001 and 2002, and 100,000 AGF S.A stock subscription options.

The directors' fees paid in 2003 by AGF S.A. to corporate officers (excluding directors representing employees and employee shareholders and the chairman) stood at 222,400 euros and were distributed as follows:
- Mr. Breipohl 31,600 euros (including Compensation Committee),
- Mr. Cannac 33,200 euros (including Transactions Committee),
- Mr. Kalscheuer 30,000 euros (including Transactions Committee),
- Mrs. Majnoni d'Intignano 34,800 euros (including Audit Committee and Compensation Committee),
- Mr. Lévy-Lang 22,000 euros (including Compensation Committee),
- Mr. Brette 28 400 euros,
- Mr. Jeancourt-Galignani 25 200 euros,
- Mr. Ferrero 17,200 euros (including Audit Committee).

Directors' fees were not paid by AGF S.A. to Messrs. Schulte-Noëlle, Diekmann and Bremkamp, who informed the Board of their wish to forfeit them. Moreover, they did not receive fees from the French subsidiaries of the AGF Group or the foreign subsidiaries controlled by AGF S.A. within the meaning of article L. 233-16 of the Commercial Code.

AGF decided not to address the remuneration of Messrs. Schulte-Noëlle, Diekmann, Bremkamp and Breipohl paid by the Allianz Group, since their activities in that group appear to have no direct relationship with their responsibilities as directors of AGF S.A.

None of the corporate officers of the company (excluding the Chairman and the directors representing the employees and employee shareholders) received compensation from AGF S.A. or the subsidiaries it controls within the meaning of article L. 233-16 of the Commercial Code.

The total gross compensation paid to the three directors representing employee and employee shareholders during the year stood at 262,294 euros including 78 800 euros in directors' fees.

The directors' fees paid in 2003 by AGF S.A. totalled 329 600 euros, including 78 800 paid to directors representing employees and employee shareholders and 28 400 euros to Chairman Jean-Philippe Thierry.

b) Mandates and functions of corporate officers during fiscal year 2003

You are also hereby informed that pursuant to the same provisions of law, the list of all mandates and functions of corporate officers in all companies appears under "Board of Directors at 31 December 2003" on page 13 of this report.

Resolutions presented for the approval of the Ordinary General Meeting of Shareholders

The Board of Directors recommends that shareholders in their Ordinary General Meeting approve the consolidated and statutory financial statements and set the total dividend on 175,824,784 dividend bearing shares (share capital outstanding, less treasury shares, at 12 March 2004) at 419,997,447.20 euros. Taking into account the equalisation tax *(précompte)* on the dividend of 103,512,836 euros, the amount actually distributed to shareholders would be 316,481,611.20 euros, or a net dividend of 1.80 euro per share. The balance of 148,196,585.71 euros would be booked to retained earnings. The dividend will be payable starting 26 May 2004 and will qualify for a tax credit of 50%, except in certain cases specified in the Finance Law of 2004, where the tax credit may be reduced to 10%.

At the 26 May 2003 AGM, shareholders appointed Mr Michael Diekmann to the Board of Directors for a period of four years, in accordance with by-laws, replacing Mr Henning Schulte-Noëlle, who resigned as of 29 April 2003. Mr Diekmann was then named Vice Chairman at the Board meeting held on the same day.

At the 25 May 2004 General Meeting you will be asked to renew the terms of Board members Mrs Majnoni d'Intignano and Messrs Thierry and Cannac, to appoint a new Board member, Mr Hervé de Veyrac, and to name a Board member representing employee shareholders. You will also be asked to renew the terms of the Statutory Auditors, Ernst & Young Audit and KPMG SA and the alternate Statutory Auditors, Messrs de Chastellux and Rivière.

The Board also recommends that you extend for another 18 months the authorisation given to the Board to buy back shares of the Company by any and all means, on the open market or over the counter, up to a maximum of 10% of share capital. Shares bought back may be used to regularise the share price, grant stock options to company employees, and improve the investment and financial management of the company. Pursuant to the law, a *note d'information* providing detailed information on the aforementioned buy-backs has been approved by the AMF.

Resolution presented for the approval of the extraordinary general meeting of the shareholders

In the extraordinary part of the meeting, you will be asked to renew, for a maximum of five years and a total number of newly-issued shares not to exceed 5% of share capital, the authorisation to carry out capital increases reserved for employees who participate in an Employee Savings Plan.

You will also be asked to renew the Board's authorisation to grant new stock options (subscription or purchase) to corporate officers and employees of the Group for a period of 38 months and up to a maximum of 4,000,000 shares.

Another resolution put before shareholders renews by anticipation for a period of five years the authorisation given to the Board to reduce share capital, as it sees fit, by cancelling a portion of the shares bought back pursuant to the authorisation provided for in resolution fifteen presented to the shareholders in their ordinary general meeting up to a maximum of 10% of share capital.

AGF

Report of the Chairman pursuant to article L.225-37 of the Commercial Code

Introduction

To the Shareholders,

Pursuant to the provisions of article 117 of law n° 20 03-706 dated 1 August 2003, known as the Law on Financial Security *(Loi de Sécurité Financière)*, which introduced a new paragraph (the 6th) to article L. 225-37 of the Commercial Code, it is my responsibility, as Chairman of the Board of Directors of your company, to report:

• to the General Meeting of Shareholders on the preparation and organisation of the activities of the Board of Directors

• on internal procedures put into place

• on any limitations that might be enacted by the Board of Directors in respect of my powers as Chief Executive Officer.

This report relates to both the société AGF and the AGF Group; therefore, it is attached to the annual management report provided for by article L225-100 of the Commercial Code and the Group management report provided for under article L 233-26 of the same code I asked that a specifically dedicated working group be created in developing the report and that it have direct access to all departments and subsidiaries and the responsibility of inventorying existing control procedures. I have personally followed its progress.

The proposed report was presented to the Audit Committee on 9 March 2004. It was then presented to and approved by the Board of Directors on 15 March 2004. Its format is in accordance with the recommendations of the AMF, or *Autorité des Marchés Financiers* (Financial Markets Authority) published on 23 January 2004.

Before going into the details of the report in respect of fiscal year 2003, several points should be made relative to internal control procedures within AGF.

In recent years AGF has implemented internal control procedures, i.e. a body of rules, directives and operating principles, the purpose of which is to ensure that:

• activities in the Group as well as the actions of AGF personnel conform to laws and regulations, and applicable standards and internal rules and are consistent with the values, directions and objectives set forth by labour and management and their delegates,

• internal and external communications fairly represent the company's situation and activity.

These procedures, although not absolute guarantees, provide reasonable assurance that the objectives set forth above will be met.

These rules of internal control exist in part because insurance companies are regulated and subject to a special regulatory environment, the ultimate purpose of which is the protection of policyholders. In France the Insurance Code sets forth a body of restrictive rules that cover legal, technical, underwriting, prudential and accounting aspects of insurance operations.

A public administrative authority, the *Commission de Contrôle des Assurances, Mutuelles et Institutions de Prévoyance*, the "CCAMIP" (Commission for Controlling Insurance, Mutual Companies and Prudential Institutions), is responsible for seeing to the successful application of these rules by the company. Similar regulations exist in other countries where AGF has subsidiaries.

AGF is part of the Allianz Group, the parent company of which, being listed on the New York stock exchange, must respect the provisions of the Sarbanes-Oxley Law, the objective of which is to provide a guarantee of the reliability of financial information. Initiatives to assure AGF compliance with this law are in progress and part of a planned effort that includes the management of operational risks. They should come to a conclusion no later than in 2005 and strengthen existing internal control procedures. They will also facilitate progressive development in the years to come of the content of this report on internal control procedures.

The report is divided into three parts:

• Part 1: The conditions for preparing and organising the activities of the Board of Directors and limits imposed by the Board on the powers of the Chairman and Chief Executive Officer,

• Part 2: The general organisation of internal control procedures within AGF,

• Part 3: The implementation of internal control procedures.

In order to respond to Article 120 of the Law on Financial Security, under which the auditors present their observations on the report of the Chairman for the internal control procedures relative to the development and treatment of financial and accounting information in a report attached to their general report, these procedures are separated into parts 2 title 5 and part 3 title 3 of this report.

Part 1 - Conditions for preparing and organising the activities of the Board of Directors and limits imposed by the Board on the powers of the Chairman and Chief Executive Officer

1 - The composition of the Board of Directors

Pursuant to the by-laws of the company, the Board of Directors comprises: no fewer than 9 and no more than 15 directors appointed by the General Meeting of Shareholders, 2 directors elected by employees of the Company and its French subsidiaries and 1 director representing employee shareholders appointed by the General Meeting of Shareholders based on the recommendation of employee shareholders

Directors are appointed for 4 years and one-half of the Board revolves every 2 years.

The Board of Directors comprises 14 members: the Chairman and Chief Executive Officer of the company, 3 directors representing the majority shareholder, 1 director representing AGF general agents, 1 director representing employee shareholders, 2 directors representing management and non-management employees respectively and elected directly by them, and 6 other directors, including 5 independent directors within the meaning of the Bouton report (i.e., with no relationship of any kind with the company, its Group, its management or one of its shareholders of more than 10% of share capital, which might compromise their independence of judgement).

In this respect and in keeping with the internal regulations of the Board, the latter must review the situation of each director at least once a year in order to ascertain whether there have been changes. This review was carried out by the Board in its 15 March 2004 meeting.

Moreover, pursuant to the powers given to it by company by-laws and its own internal regulations, the Board of Directors appointed a non-voting member *(censeur)* at its meeting of 14 March 2003. Serving a 4 year term, he is responsible for seeing to the strict application of the by-laws and has the right of review of company management in representing all shareholders. He may also participate in a Study Committee of the Board of Directors. In the fulfillment of his mission, the non-voting member attends meetings of the Board of Directors and takes part in its deliberations on a consultative basis. The individual now serving as the non-voting member also serves as a full member of the Audit Committee.

2 - *The revision of the internal regulations of the Board of Directors*

In March 2003, there was a complete revision of the internal regulations of the Board in order to comply with the principal recommendations of the Bouton report in terms of corporate governance, several of which were already being applied in a more informal manner by the company.

Over and above the yearly review of the situation of each director mentioned above, the more significant innovations included the instigation and completion of a total annual evaluation process of the operation of the Board of Directors by the directors themselves. The implementation of this process was assigned to Egon Zehnder International and its conclusions gave rise to deliberations at the Board meeting of 15 March 2004.

3 - *Report on fiscal year 2003*

The Board held 6 meetings in fiscal year 2003, including a special meeting on 18 July 2003 devoted to the proposed sale of the stake held by the AGF Group in Entenial. The attendance level of members of the Board was on the order of 80%. In its meeting of 23 September 2003, the Board inserted additional provisions in its internal regulations allowing for meetings of the Board through videoconferencing in the event of an emergency.

In the year just ended, the principal non-recurring subjects addressed by the Board over and above the major changes to the internal regulations of the Board, included the review of several acquisition proposals in and outside France and partnerships in various areas (health, analysis and selection of management companies and OPCVM investment funds, employee savings, etc.), and conversely several disposal operations (shares in Crédit Lyonnais, Entenial, Sophia and AGF Belgium Bank, life business in Brazil and Chile, etc.).

The Board of Directors also addressed:

- Group policies in terms of methods for calculating provisions for value impairment, and asset allocations for 2003 and 2004,
- AGFs financial situation compared to that of the markets, measures adopted to protect the Group against the volatility of its asset portfolios in equities and bonds,
- AGFs policy in reinsurance.

Moreover, the Board made decisions to:

- adapt criteria for distributing directors' fees to take into better account the practices of good government and promote attendance at meetings of the Board and study committees. Henceforth directors' fees paid to each director include a fixed payment of 9 200 €/year, a variable component of 3 200 € for attendance at a Board meeting and 1 600 € for attendance at a study committee of the Board. Excluding the Chairman and the representatives of employees, employee shareholders and AGF general agents, no director held responsibilities within the AGF Group or received any compensated assignment.
- increase share capital reserved for employees.

4 - The permanent study committees

Presently there are 3 permanent study committees within the Board of Directors, each one chaired by an independent director and each soon having its own internal regulations: the Audit Committee, the Compensation Committee and the Transactions Committee.

The Audit Committee has 3 members, two of whom are independent, and is chaired by Mr. D. Ferrero. Pursuant to the internal regulations of the Board, its mission includes the following:

- analysing financial statements prior to their presentation to the Board of Directors and assuring that accounting methods are relevant
- approving the Group General Audit programme
- being consulted on the appointment or renewal of the assignments of independent auditors and reviewing their verifications of financial statements
- reviewing any matter that might have a significant financial impact on the company
- carrying out special mission that might be assigned to it by the Board of Directors.

The main subjects addressed in the 5 meetings held in 2003, with an attendance rate of 73%, were:

- reviewing 2002 and first half 2003 financial statements (including "pre-earnings" statements), related reports of independent auditors and quarterly financials
- reviewing quarterly positions at 31 March and 30 September 2003
- the method for calculating asset provisions (provisions for permanent write-downs) in statements for 2002, asbestos risk
- hedging policies in respect of investment portfolios
- follow-up to observations by independent auditors on 1st half 2003 financial statements in respect of improving the quality of accounting period closings
- asset allocation policy and changes therein
- changes in the time period for receiving premiums.

And lastly, the internal audit plan for 2004 and a proposed recommendation for renewing the terms of independent auditors were approved.

In order to fulfill its mission, the Committee also heard the independent auditors, the managers responsible for finance, accounting, investments and the head of internal audit, all of whom were closely involved in Committee activities.

Each meeting held led to written minutes and a verbal report by the Chairman at the following meeting of the Board of Directors.

The Compensation Committee includes 3 members, two of whom are independent, and is chaired by Mr. A. Levy-Lang. Pursuant to the internal regulations of the Board, its mission includes the following:

- to make recommendations to the Board of Directors in respect of the remuneration and retirement package of the Chairman and other corporate officers as need be,
- to make recommendations to the Chairman in respect of the compensation and retirement of non-officer members of the Executive Committee,
- to review recommendations in respect of the implementation of stock option plans authorised by the Extraordinary General Meeting of Shareholders
- to carryout special missions that might be assigned to it by the Board of Directors.

The main subjects addressed in the 2 meetings held in 2003, with an attendance rate of 100%, included: 2002 bonuses, base compensation and 2003 bonuses for members of the Executive Committee, as well as their supplementary retirement plan and stock option and Stock Appreciation Rights programmes for 2003.

Each meeting held led to written minutes and a verbal report by the Chairman at the following meeting of the Board of Directors.

The Transactions Committee includes 3 members, two whom are independent, and is chaired by Mr. Y. Cannac. Its mission includes the review of all operations exceeding 5 million euros, any acquisition or sale of a consolidated stake between AGF and Allianz or one of the companies in its group as well as any bond issue by Allianz, subscribed to at more than 25% and assuring that issues respect the interest of minority shareholders. Its opinion is required before each decision of the Board of Directors.

5 - Limits imposed by the Board of Directors on the powers of the Chairman and Chief Executive Officer

In its meeting of 14 March 2003, the Board of Directors voted to include in its internal regulations several limits emanating from pre-existing practices and/or internal rules, as well as rules in terms of decision making in several areas and for a certain number of operations. The principle of mandatory Board involvement was therefore instigated for miscellaneous issues, the importance of which requires either the Board's preliminary approval or specific and regular communication.

Issues requiring the preliminary approval of the Board of Directors:

- The acquisition or disposal of operating stakes by AGF or one of its subsidiaries, when operations exceed 300 million euros or have been previously brought before the Transactions Committee for its advice
- Strategic partnership agreements committing Group companies
- Major diversification operations
- Financial or operating restructuring within the Group where there is an impact on statutory financial statements
- Establishing strategic directions of the company

Mandatory information to be regularly communicated to the Board of Directors:

- The major parameters of annual budgets established by General Management
- Operations in respect of the share capital of subsidiaries that exceed 45 million euros
- Public cash, share exchange, or withdrawal offers on or by subsidiaries
- Acquisitions or disposals of financial stakes not falling under the daily management of assets by AGF or its subsidiaries of between 75 million and 300 million euros
- Property operations by AGF or its subsidiaries exceeding 150 million euros
- The financial structure and cash position of the company as well as the state of its commitments
- Reinsurance policy
- Asset allocation policy.

Part 2 - The general organisation of internal control procedures within AGF

The definition and objectives of internal control procedures were discussed in the introduction. Part 2 addresses the general organisation of these procedures at AGF, their implementation being addressed in part 3.

First, AGF is in a sector that is governed by the Insurance Code and placed under the supervisory authority of the CCAMIP. This public administrative authority has been a legal entity since the law of 1 August 2003, and has the right to investigate and impose disciplinary sanctions. The CCAMIP oversees and controls the activities of insurance companies in France and their ability to honour their commitments over time on an ongoing basis.

Insurance company regulations also provide for a certain number of special internal control procedures, including the drafting of a solvency report, as provided for in article L.322-2-4 of the Insurance Code, and the implementation of "audit trails" within the meaning of article A. 343-1 of the Code.

Internal control procedures are organised in the following manner at AGF:

The environment of control promotes compliance with rules and internal control procedures. It is mainly based on the following principles and players:

- Rules of ethics
- The Board of Directors and the three study committees (the Audit Committee, the Compensation Committee and the Transactions Committee)
- Technical and management structures: the Executive Committee, the General Management Committee, several committees dedicated to businesses, and the Financial Committee,
- The mechanism for delegating authority

The directors of each of the operating and functional entities are responsible for the implementation of these procedures. Risk Management and the Committee on Risks assist them in identifying risks and defining the appropriate controls.

The system of processing and disseminating information assists in the monitoring and management of operations:

- Assuming the provision of data processing services (S&DP operation, development and integration of software) for most Group entities, AGF-Informatique monitors the security and integrity of the Information System
- A system for monitoring activity diffuses information that is useful to managers in order to take the appropriate steps at the right time.

Structures providing for the supervision of implementation of internal control procedures:

- Internal Audit independently evaluates the effectiveness of internal control procedures. Its conclusions and recommendations can be applied by management in improving existing procedures.
- The Executive Committee (the "Comex") manages and directs activities and establishes the principal standards. Based on information regularly transmitted by the Department for Managing and Controlling Risk *(Direction du Pilotage et du Contrôle des Risques)*, the Accounting Department or operating entities and partially by internal audit, it is also responsible for controlling activities and taking the appropriate steps. This supervision is over and above all regular leadership activities that occur at the level of the management committees of operating and functional entities.

1 - The control environment

1.1 Integrity and ethical principles

AGF values

Through the values made known to all Group employees, AGF emphasizes its ethical mission and must conform to the directions and precepts known by all: mutual respect, fairness, personal initiative and acceptance of responsibility, cohesiveness and solidarity.

The ethical initiative

The purpose of the AGF Group ethical initiative created in 2002 is to direct an internal network of contacts in all businesses, including the subsidiaries, to address transversal subjects such as the prevention of use of insider information or the coordination of anti-laundering initiatives, and to sensitise personnel to these questions. Every employee may contact the ethical coordinator of the Group. There is a direct link available at the Human Resource Department and sustainable development sites on AGF intranet.

Reference texts

AGFs ethical code, a spinoff of the Allianz Group Code, prescribes minimal rules of conduct for each employee both internally as well as in terms of customers and other business contacts: honesty, loyalty, integrity, confidentiality, non-discrimination, conflicts of interest, etc. It is attached to the employment contract of each new hire.

There are ethical codes specific to certain businesses:

- The Purchasing Department has drawn up its own code, in which it draws the attention of buyers to risks of compromise and corruption,
- AGF Asset Management has ethical regulations addressing individualised management under trading authorisation, the OPCVM investment funds and the employees themselves.,
- Other financial businesses of the Group also have their codes of ethics: Banque AGF, W Finance, and Dresdner Gestion Privée.

1.2 The Board of Directors and the study committees

The Board of Directors abides by the principles of corporate governance, including the independence of directors (one-third are independent), in keeping with the recommendations of the Vienot – Bouton reports and the AMF. It establishes the direction of company business, sees to its implementation and addresses major subjects relative to the optimal operations of the company (described in part 1).

Each study committee of the Board (the Audit Committee, the Compensation Committee and the Transactions Committee) includes mainly independent members who are qualified and have experience in the area of Committee responsibility. The composition and missions of these committees were set forth in part 1.

1.3. Management and underwriting structures

The Executive Committee ("COMEX")

Implemented on 1 October 1994, this non-statutory body where major issues affecting the life of the company are discussed and major directions decided upon, provides for the general management of the Group in a collegial manner.

Since 1 October 2003, the Committee has included 4 members: Mr. J-Ph. Thierry, AGF Chairman and Chief Executive Officer, Mr. F. Thomazeau, responsible for central support activities, international businesses and the Mondial Assistance Group, and Mr. L. Mignon, who is responsible for life and financial services and the Euler Hermes Group, both Managing Directors, and Mr. J-F Lequoy, Chief Financial Officer . It will be widened to include 5 as of 15 March 2004 when Mr. L. de Montferrand, who will be responsible for fire, accidents and miscellaneous risk (IARD) and agents, joins it.

Its area of responsibility extends to general Group policy, insurance operations, financial management, human resources management and the preliminary validation of recommendations to appoint or renew the appointments of corporate officers in Group companies in and outside France.

The issues and events raised are those that may have a significant impact on the Group in terms of strategy and results. They must facilitate information to General Management in real time in respect of events that may have an impact on the Group and decide on steps to be taken without infringing on the authority of the directors of branches, who are responsible for the management of their profit centres under the appropriate Managing Director.

Issues raised include the following: operations in respect of the share capital of subsidiaries, acquisitions or disposals of significant equity stakes, the creation of companies, partnership agreements (other than the routine), diversification operations, entries into new countries, the acquisition and disposal of certain categories of assets, the principles and general orientation of investments, and the recruitment, promotion and principles of compensation of senior managers.

Its method of operation provides in principle for a weekly meeting on an established day addressing an agenda drawn up by the Committee secretary in cooperation with the members of the Executive Committee. The latter are solicited themselves by the areas under their authority in respect of issues requiring review by the Executive Committee. The decisions taken are communicated to the appropriate parties at the conclusion of the meeting by the appropriate Executive Committee member.

An ad hoc process was implemented in terms of approving recommendations to appoint or renew the appointments of corporate officers so that they can be transmitted in a timely manner to the secretary of the Executive Committee by one of its members.

During 2003, 41 Executive Committee meetings were held

The General Management Committee and committees dedicated to businesses

The General Management Committee now includes 40 operating and functional senior managers of the Group. It meets every two weeks. The Committee was conceived as a place of exchange and reflection among the main senior managers.

There are also committees dedicated to businesses, where technical questions are discussed, including the monthly non-life insurance committee and the life insurance committee and the bi-monthly financial services committee.

The Financial Committee

AGF's Financial Committee meets once a month under the chairmanship of the Chairman of the AGF Group. Permanent members include the members of the Executive Committee, and the directors of Asset Management, Property and the Department of Insurance Investments.

Issues addressed relate mainly to strategic asset allocation of companies, investment policy in property, the market performance of general portfolios and hedging strategies. Other subjects may on occasion be addressed, such as investments in Private Equity or Group debt policy.

There are always written agendas and minutes of meetings.

1.4 The organisation of delegations/authorisations

In 1996, AGF, acting under the leadership of the Executive Committee, implemented a new mechanism of Delegation of Authority, the structure of which was approved by the Legal Department and independent experts.

Further development of delegations of authority and expense commitment powers is the responsibility of the Group General Secretariat.

The objectives of the delegations of authority are to:

- give managers a description of their missions,
- give them the means and needed powers to execute them, to commit and represent the company,
- remind them of their obligation to abide by (and see that employees under them abide by) all laws, regulations, agreements, ethical rules and internal procedures in effect that are applicable in their area of activity

Delegations are granted by the legal representatives of the principal companies of the Group to their assistants and rolled out through the organisation through sub-delegations to the main managers of the Group.

Expense commitment powers are given individually and establish the level of authority in terms of orders to pay and payments based on ceilings that are pre-approved by the Executive Committee.

Delegations of authority and expense commitment powers are written and signed by both parties.

These documents are updated on an ongoing basis when individuals change and/or there are changes in the scope of responsibility of the delegating or authorised party.

2 - *Responsibilities in the implementation of internal control procedures*

2.1 Internal control implemented by managers of operating and support entities

The objective of internal control is that each operating or support entity implement procedures, control and reporting systems that organise management and account for the activity.

The directors of each of the entities are responsible for the implementation and functioning of this system, the formalised and auditable nature of which must allow for regular evaluation of effectiveness through internal audit.

2.2 The Committee on Risks

The Committee on Risks sensitises management, assists in the identification of risks, and recommends appropriate solutions.

The Committee on Risks has authority over all underwriting, financial and operational risks borne by insurance companies, banks, and other AGF Group companies in France and abroad and does not give rise to sub-committees by legal Group company.

The Committee's objectives are the following:

- to direct major strategic choices, such as investment, reinsurance and non-life provisioning policies, as well as the management of catastrophic risk and underwriting,
- recommend systems of limitation,
- arbitrate conflicts of interests related to cumulative mandates internally ,
- propose the appropriate financial solutions to provide for balance between needs and resources in order to guarantee the economic and regulatory solvency of companies.

The Committee comprises permanent and invited members. The permanent members are the Chief Financial Officer of AGF (Committee Chairman), the Director of Risk Management and Control, the Director of Risk Management, the Director of Insurance Investments, the Manager of Asset-Liability Management, the Director of General Group Audit, the Manager of the Sarbanes-Oxley project, the Directors of Audit and Risk Management of Non-life, Life & Financial Services and Health & Group, as well as the Committee Secretary.

The Committee's prerogatives stem from the Executive Committee, to which it reports directly and submits final decisions for approval, with execution residing in the concerned entities.

3 - *The system of processing and disseminating information*

3.1 The information system

Comprising the members of the Executive Committee and the Director of Information Systems, the quarterly Strategic Committee's role is to monitor strategy and major systems projects.

The Systems Committee is extended to the main directors of the Group and AGF – Informatique managers. Its objective is mainly to initiate exchanges and discussions on transversal issues between AGF – Informatique and users.

Lastly, the Management Committee of AGF – Informatique provides for the definition of strategy and management of systems and data processing.

3.2 The system for monitoring activity

The budgetary-planning process

The internal objectives for activity and results are planned at the end of the year for the following year, and the strategic analysis of the positioning of various activities takes place in mid-year and relates to the following three years. Managers of activities recommend objectives or options that are decided upon by the Executive Committee.

Monthly reporting tables

A monthly report is sent to the Executive Committee. It includes summary indicators of business (premium income, changes in the policyholder portfolio, financial and underwriting ratios, etc.) as well as qualitative comments. It is followed by monthly reporting of overhead.

Reviews of quarterly activities

Quarterly meetings are held with the non-life operating entities. The purpose of these meetings is to review the achievement or non-achievement of quantitative objectives (combined ratios for example) and qualitative subjects on possible operating steps to take in the event of deviation from objectives as well as monitoring of strategic initiatives.

Operating profitability

The monitoring of activities through the usual accounting indicators is supplemented by a calculation of operating profitability, the underlying base of the profitability of activities if one spreads out certain volatile items (capital gains on security disposals). The main indicators of operation profitability are EVA and ROE (for non-life activities). These items are supplemented by an analysis of the level and change in the valuation of the portfolio and new business in life

As a complement to leadership by the Comex, internal audit is specifically responsible for verifying that control procedures have been implemented and are effective. Procedural responsibility belongs to the entity managers. With more than 100 auditors for 30 000 individuals, AGF is in compliance with the Allianz ratio of 1 auditor for 300 employees.

Audit includes:

- Operating audits under the organisational authority of managers and the control of the Executive Committee
- General Group Audit, reporting directly to the Group Chairman with functional responsibility on operating audits.

4 - The supervision of implementation of internal control procedures

4.1 Operating audit

Based on their size, legal or regulatory obligations, their businesses and geographic position, and with the agreement of the Executive Committee, the entities or groups of entities of AGF have an internal audit team, whose organisational responsibility is vested in their managers. In France, the audit managers of each of the three business units (Life and Financial Services, Health and Group, Non-life) report to a member of the Executive Committee.

Operating audit reports functionally to the Directors of General Group Audit. It involves:

- abiding by the ethical standards of the *Institut Français de l'Audit et du Contrôle Interne* (French Institute of Audit and Internal Control),
- adopting the internal audit methodology of the Group,
- submitting an annual audit plan and reporting up to General Group Audit,
- transmitting audit reports to General Group Audit upon request.

The auditors within various operating audit teams numbered one hundred at 31 December 2003.

4.2 General Group Audit

General Group Audit provides the Chairman and the Executive Committee of the Group with an opinion on the fulfillment of responsibilities by management over the Group's entire scope of consolidation. It works along side the Audit Committee.

In entities with separate employee representative bodies and where the AGF Group is not the only shareholder or in which the Group is not the majority shareholder but manages or has preponderant power, General Audit may intervene after the approval of employee representative bodies, regularly solicited by the corporate officers of AGF.

General Group Audit carries out inquiries on these entities, but also on their ties with the Group and other entities.

As a central Group department, General Audit provides for (or may provide for) the following in terms of different operating entities of the Group:

- leadership and coordination of audits, including the identification and monitoring of local control activities, and at times of assignment, the evaluation of the quality of their work and follow-up on recommendations;
- leading and monitoring themes of interest that are common to the audit function.

The Director of Audit may be informed of the detailed recommendations of the statutory auditors, either directly or through the managers of audited entities or the Group Financial Department.

At 31 December 2003, Group General Audit included approximately 10 auditors.

4.3 The Audit Charter

An audit charter, communicated to Group managers, sets forth the methods followed when audits occur within the Group, particularly in respect of:

- the annual assignment plan,
- the order of assignment,
- the conduct of the assignment,
- audit conclusions,
- follow-up to recommendations,
- audit teams and needed expertise,
- ethics.

5 - The organisation of internal control procedures relative to the development and processing of financial and accounting information

5.1 Organisation of accounting production

Accounting production is in part decentralised in the operating entities and in part centralised in Group functions.

5.1.1. The decentralised organisation

Accounting organisation is decentralised and accordingly each item on the balance sheet and profit and loss statements is assigned to a manager of a Business Unit or a functional department. Each manager is responsible for the booking of operations for those accounts assigned to him and for completing tasks that are identified at close out.

This organisation plan affects the usual operations as well as closing operations.

5.1.2. Group functional departments

Several Group functional departments develop rules and procedures and carry out operations that apply to the main subsidiaries, and operating and functional entities of the Group:

- The Accounting Department, which defines and implements Group accounting principles, provides for the organisation and development of the statutory and consolidated financial statements of AGF and its subsidiaries based on information transmitted by the subsidiaries and the operating entities. The payment process in the Group is under the Accounting Department.

  For financial period closings, the Accounting Department coordinates all operations involving closing and the justification of accounts for establishing statutory statements (balance sheet, profit and loss statement and annexes) and accounts according to AGF consolidation standards. It monitors compliance with regulations and the traceability of items recorded and managers (Business Unit or functional department managers).

- The Tax Department, which provides for the management and monitoring of Group taxation and manages the tax scope of consolidation.

- The Department of Risk Management and Control, which leads and directs the annual budget process and medium-term planning for the Group, defines and implements management control tools and develops and coordinates Group policy in terms of risk management.

  It receives intermediate closing statements and has direct and ongoing access to accounting data bases (including underwriting provisions).

- The Department of Insurance Investments, which provides for the management of financial and operating balance in insurance company portfolios, as well as the management and monitoring of banking and treasury operations related to investment management.

  It also provides for all accounting of marketable security operations.

- The Operating Cash Management Department, which defines and implements Group policy in terms of cash flows and bank relations, provides for the management of banking operations

- The Corporate Finance Department, which defines and implements Group policy in terms of financing and equity investments, provides for the valuation of equity investments.

- AGF Immobilier, which provides for the management and accounting of property investments.

- The Department of Financial Communication, under the Group General Secretary, is responsible for strategic, institutional and especially financial communications, be they in support of other departments, units and subsidiaries or for the markets. It prepares, analyses and disseminates information regularly to all players in the financial markets (sell-side analysts, buy-side analysts and managers, individual shareholders and the general public).

  Premium income is released on a quarterly basis and financial statements on a bi-annual basis.

  In addition to the preparation of financial or institutional information materials (documents for analysts, financial press releases, etc.), Financial Communication is responsible for the half-year and yearly *document de référence*, financial publicity and letters to shareholders.

  The department has implemented a process of actively watching the markets in order to keep the Executive Committee informed (weekly reporting) in respect of any information related to the stock (liquidity, volatility, etc.) or to business (analyses on the Group, the competition or the sector). The ongoing monitoring of the market's consensus by the Department makes it possible to monitor the market expectations vis-à-vis Group perspectives and if need be to issue a profit warning on results.

5.1.3. Relations with the statutory auditors

The mission of the statutory auditors affects annual and half-year financial statements, which are published, in addition to an intermediate review on statements at 30 September.

These assignments fall under the mission given by the General Meeting of Shareholders for annual financial statements and pursuant to article L.232.7 of the Commercial Code for half-year financial statements.

The statutory auditors draw up a working plan in respect of the control tasks deemed necessary to their assignment in order to express their opinion.

At the conclusion of their work three time per year, a report by the statutory auditors is sent and presented to each manager of the business unit or department concerned and a summary is then sent to the Financial Department.

For published financial statements, a summary report is prepared and presented to the Audit Committee and the Chairman.

These reports address audit differences, key highlights of the period and any recommendations to be implemented.

5.2 Rules and references relative to financial information

5.2.1. Regulations applicable to insurance companies

Regulations applicable to insurance are extensive and derive from various sources. They are a factor in bridging financial and accounting information.

Therefore, AGF complies with the accounting provisions in general law as well as those special provisions affecting insurance.

A detailed annual report is communicated to the *Commission de Contrôle des Assurances, Mutuelles et Institutions de prévoyance* (CCAMIP), the Insurance, Mutual Association and Protection Control Commission. It includes information on annual financial statements and reports required by article A 344-10 of the Insurance Code. In addition, specific quarterly reports are provided (annex to art. 344-13 of the decree of 28 July 1995).

The solvency report has been mandatory since May 1998. Its purpose is to insure that insurance company solvency does not change significantly in the short or long term. It is conceived as a support to internal controls in insurance companies.

According to the Insurance Code (article L322-2-4), the solvency report must set forth the terms and conditions under which the company through sufficient underwriting reserves guarantees its commitments to policyholders, summarise directions in terms of investment and show that the solvency margin is in compliance with regulations.

The solvency report is prepared at fiscal year closing. It is approved by the Board of Directors (or the Executive Board), which is responsible for its content. It must be communicated to the independent auditors and the CCAMIP.

5.2.2. General references, accounting principles and methods

When establishing statutory financial statements, the AGF Group applies the accounting principles and complies with the permanent general obligations of organising and maintaining accounting that are imposed on all commercial and industrial companies. AGF is also subject to specific regulations applicable to insurance companies, including the following:

- maintaining records that are specific to insurance companies,
- using the specific accounting presentation enabling statutory statements to have a visibility that is appropriate to the activity of insurance companies,
- providing control bodies with a document describing accounting procedures and organisation when it is needed for understanding the processing system and carrying out controls (Commercial Code, art. D1, referred to in art. R. 341-2 of the Insurance Code).

All of these principles and methods, as well as the options elected for valuing underwriting provisions, unit-links and investments are described in the annex to the financial statements. In establishing financial statements, the accounting department has set up standard and consistent reports for all operating activity.

These reports, segmented by Business Unit and functional department, drawn up in detail (at the basic account level), and summary form when completed provide for controls and results validation by each manager.

Moreover, there is a process that makes it possible to assign balance sheet accounts to each manager responsible for monitoring and justification.

Part 3 - The implementation of internal control procedures

After having identified actors and their respective roles, this part reports on the system for identifying risks and the main control procedures implemented internally.

1 - The risk identification system

Managers are responsible for implementing internal control procedures. To do so, they must first identify risks. The Risk Management Department (which is part of the Risk Management and Control Department) provides assistance in this task.

The principal risks being analysed, which are discussed in detail in the annual report of the AGF Group, are the following:

- Market and asset-liability management risks: the AGF Group has implemented active management of its market risks, which can be the following: risk of rising rates, risk of falling rates, risk of falling equity markets, risk of falling property markets, foreign exchange risk
- Credit risks: Risk Management has implemented a data base that pulls together all types of credit risks and has developed a system of limits.
- Rate risk: rate risk before reinsurance is mainly controlled through actuarial tools implemented by the underwriting departments responsible for designing products and monitoring their profitability.
- Catastrophic risks: Risk Management has undertaken a model of exposure of the AGF portfolio to the principal catastrophic risks (natural and industrial).
- Reinsurance risk: AGF has a simulation model that makes it possible to compare different reinsurance strategies.
- Non-life provisioning risk: non-life provisions are evaluated by the operating entities of the group using traditional methods.
- Operating risks: a report on operating risks is provided annually. To do so, Risk Management has relied on a cartography of risks. The approach is based on questionnaires addressed to the Business Units, the objective of which is to identify operating risks, then recommend and monitor the implementation of actions to reduce risks and improve risk coverage through the Group insurance programme.

Risks are then translated in terms of capital allocated to operating entities, which constitutes a fundamental management tool for profit centres.

The identification of risks is a preliminary step in controlling activity, the various aspects of which are set forth in detail below.

2 - Control activities

2.1 Control procedures in subsidiaries and functional and operating entities

2.1.1. The implementation of internal control by managers

The managers of each entity are responsible for the implementation of internal control, the objectives of which are the following in each entity of the Group:

- a definition of the entity's sectoral policy and its relationship with general policy, formalised, updated regularly and broken down into missions

- a translation of sectoral policy into pluriannual planning and annual budgeting
- a formalisation of objectives and instruments of measures that makes it possible to evaluate accomplishments
- a current functional organisation chart that recapitulates the missions of the entity and its organisation
- a general summary description of the plan for controlling the activities that fall under the entity's mission
- a formalisation of risk limits and a description of the measures making it possible to verify compliance
- a current compilation of procedures in effect as well as a general description of their purpose and interrelationships
- a definition of jobs that includes organisational levels, delegations of authority (commitment) and responsibilities by position (missions and reporting obligations).

2.1.2. The operating control procedures of the subsidiaries and the operating and functional entities

The operating control procedures of the subsidiaries and entities of the AGF Group fall within the framework of the following general plan:

- The "Strategic Dialogue" involves a discussion of the strategic situation of the subsidiary or entity. It includes making decisions on questions raised in terms of strategic alignment, as well as an agreement on the planned level of profitability, given budget and medium term planning.
- The "Planning Dialogue" involves developing a plan over 3 years, with special emphasis on the planned level of profitability for the upcoming year. It also includes the future needs of the subsidiary in share capital. This planning process includes a discussion of results for the year in progress using preliminary figures.

A unit within the Department of Risk Management and Control is specifically responsible for controlling subsidiaries outside France.

The operating control of activities outside France can be illustrated through two major subsidiaries in Belgium (AGF Belgium) and the Netherlands (Allianz Nederland).

These companies both have a board of directors and an audit committee that function according to the usual rules in terms of composition, meeting frequency and agenda. In the Netherlands, the board of directors and the audit committee include independent members, one of whom presides. Both in Brussels and Rotterdam, the external and internal auditors participate in the audit committee meeting on subjects that concern them.

Management control occurs through detailed monthly reporting of financial items recapping operation, an annual budget meeting, the "Planning Dialogue" as well as several revised forecasts of annual results. These two subsidiaries are included in the audit plan of the General Group Audit department, which acts based on frequency and procedures that are specific to the group. Lastly, they are included in the process of identifying and managing Group risks.

2.1.3. Procedures of systems control

The Department of Information Systems AGF-Informatique has put several entities into place responsible for procedural control both from the standpoint of legality and relative to information systems under its responsibility.

In keeping with the security policy of the Allianz Group, the Security Manager of Information Systems, the "RSSI" *(Responsable Sécurité des Systèmes d'Information)*, defines the principles of organising systems security within AGF. He reports directly to the Administrator of AGF-Informatique and is involved in the various security units within AGF-Informatique departments. He also is involved in security initiatives such as the Activity Recovery Plan, and the management of access to the network, systems and business applications.

Within the departments of AGF- Informatique, these committees participate in internal control:

- The Architecture Committee monitors compliance with standards and the security policy established at AGF and in the Allianz Group. If need be, it confirms the application of the "Best Practices" in the market.
- The Study Committee for Standards is the unit of AGF- Informatique responsible for studying and recommending the list of standards that will subsequently be approved by the Management Committee of AGF Informatique, "Codir".

- The Technical Security Committee coordinates the action/project plans related to security. It follows their progress, records new actions and prioritises them in agreement with management.
- The Committee for Monitoring Systems Projects, the "CSIP", under the leadership of the Management Department provides for the monitoring (advancement, budget) of strategic information projects placed under the authority of the Codir.
- Management Control provides for consistency between services rendered, budget and invoicing.

The internal control unit is responsible for:

- the administration of AGF-Informatique under the regulation of companies (by-law compliance, meetings of the Supervisory Board and the General Meeting, consolidation and exit of members of the AGF Informatique GIE (European economic interest group), legal publications)
- the application within the GIE of principles of delegation and authorisations/rights defined by the Group
- relations with the Group Ethics entity as ethics contact
- coordinating and monitoring internal and external audits
- internal control assignments on procedures, mainly in response to reports of incidents in coordination with the RSSI for actions concerned by security.

2.2 Internal audit procedures

The activities of Operating Audit within each entity or group of entities consist mainly of:

2.2.1 Operating audit

The activities of operating audit within each entity or group of entities consist mainly of:

- checking internal control systems, ensuring that procedures are consistent with general and specific policies in compliance with the legislation and tax laws of the country concerned
- evaluating the state of the activities of each component of the entity by collecting information and carrying out the needed controls
- approving the design of information systems and the statistical data used during the course of assignments
- recommending corrective actions when necessary, particularly in terms of the reliability of financial and accounting information by seeing to their implementation and playing an advisory role for other departments in the prevention and internal control they are responsible for
- providing for control over delegating parties, agents and various individuals holding proxies (if need be)
- ensuring that the recommendations of independent auditors and group auditors accepted by the company are effectively implemented.

2.2.2. General Group Audit

Projects implemented by AGF General Group Audit when observing entities:

- verify the implementation of the results of general policies of the Group, except for points that are specifically excluded from the analysis when the assignment begins
- must take into consideration not only the existing situation, but also plans of action and projections, as well as local market conditions
- also relate to the means and methods used (structure, organisation, management method and team quality)
- include (at the time of assignments on controlled entities) the evaluation of the role of internal auditors in the general organisation of controls as well as the nature and extent of their inquiries and means

- may also occur pre or post-acquisition or post launch, verifying namely the validity of project hypotheses and the relevance and efficiency of processes for studying acquisitions or launches
- may lastly, when needed, carry out studies of entities in difficulty by using other existing skill bases in or outside the Group

3 - *Control activities specific to the development of accounting and financial information*

3.1 The consolidation process

The consolidated financial statements are drawn up by the Accounting Department on the basis of information transmitted by subsidiaries within the scope of consolidation.

Each subsidiary is responsible for the data transmitted for consolidation.

3.1.1. The principles of consolidation

The AGF Group's consolidated financial statements are established pursuant to general accounting procedures applicable in France and particularly with the decree of 17 January 2001 relating to the approval of n° 2000-05 of the Committee on Accounting Regulation relative to rules of consolidation of companies subject to the Insurance Code.

Subsidiaries must apply accounting principles and the Group method of evaluation that appear in the annex to consolidated financial statements.

The Accounting Department communicates information relative to the principles and accounting methods applicable in Group consolidated financial statements to the subsidiaries.

A questionnaire completed by the subsidiaries at each closing of consolidated statements and regular exchanges with subsidiaries make it possible to assure that these principles and their application are understood.

3.1.2. The frequency of consolidated financial statements

The consolidated statements of the AGF Group are drawn up quarterly. However, only the half-year and annual statements are subject to external publication and external audit.

The quarterly consolidated statements drawn up for internal purposes still make it possible to implement all controls and prepare for the analysis of operations. Thus, they contribute to the reliability of the yearly and half-yearly consolidated statements.

3.1.3. Monitoring the consolidation process

A highly detailed plan of tasks needed in completing the consolidated financial statements is drawn up by the Accounting Department. It includes the type of tasks to be accomplished and the responsible party for each task. This plan is monitored on a daily basis in order to identify immediately any tardiness or incomplete information in order to contact the responsible party.

3.1.4. The scope of consolidation

The AGF Group's consolidating company is AGF S.A. All companies controlled directly or indirectly or in which the Group has notable influence have to be consolidated.

Each quarter the Accounting Department gathers detailed information from each subsidiary relative to direct or indirect holdings exceeding 10% held by the Group (changes in holdings in number and in voting rights) in order to assure the comprehensiveness of the scope of consolidation and determine any changes. The percentages of control and interest make it possible to determine the method of consolidation of subsidiaries

3.1.5. Gathering data from subsidiaries belonging to the scope of consolidation

Data are gathered through decentralised capture software that includes:

• A normalised plan of accounts:

The plan of consolidation accounts makes it possible to gather information consistently that is needed to complete consolidated financial statements and draft the annex to the consolidated statements.

The Group plan of accounts is subject to an annual update that is applied to the consolidated statements for the 1st quarter so that information on the impact of changes to plans of accounts is dependable before the first half consolidation.

• Data consistency controls:

There are numerous consistency controls over data input in the software for gathering data in order to provide for information quality. Several controls have blocking capability and stop the consolidation process whenever inconsistencies are not corrected.

• The mandatory validation of operations captured by the subsidiary:

The capture of data is broken down into successive phases that are validated before moving to the following phase.

When all data have been captured, there is an overall validation by the manager of accounts in the subsidiary before transmission to the Accounting Department and use in the system of consolidation.

Normalised editions of data captured in the system have been developed to enable the managers of accounts in subsidiaries to validate information.

Validated data are locked in and cannot be changed without an authorisation in the system.

• Loading data by file using the accounting system of the subsidiary:

Most subsidiaries have implemented procedures for automatic loading in the software for gathering data taken directly from their statutory accounting so that there is an audit trail between statutory accounting and consolidation reporting.

• The normalisation of restatements between local standards and consolidation standards:

The data gathering system also makes it possible to distinguish data in local standards and restatement entries to AGF consolidation standards, the organisation of which have been pre-defined in order to make restatements reliable.

3.1.6. The comparison and elimination of internal Group operations

The subsidiaries must capture detail on operations internal to the AGF Group by partner based on the scope of consolidation given to them at each closing. Each subsidiary must provide for a system check of the reciprocity of its internal operations with its partners and may have to contact them in order to correct deviations. The system accepts no deviation on operations internal to the Group.

3.1.7. The consolidation software

The data captured in the decentralised information gathering software are integrated in the central consolidation software, which make completion of the consolidation possible.

The identity of information captured by the gathering system and information integrated into the consolidation software is checked on a daily basis during the consolidation period.

The consolidation software makes possible monetary conversion, the accumulation of data from subsidiaries, the elimination of intra-group reciprocal operations, the elimination of internal dividends, the elimination of internal provisions, the elimination of results on internal sales, the elimination of consolidated securities and the distribution of share capital inside and outside the group.

At the beginning of each accounting period, opening balances in the information gathering system are compared with the opening balances of the consolidation software.

The following items are also monitored manually off the books in order to check the restitutions from the system of consolidation:

- The transition from the statutory results of each entity to contributions to consolidated results
- The change in consolidated share capital
- The comparison of internal dividends
- The change in the balance of deferred taxes
- The determination of consolidated premium income

The consolidation software makes it possible to follow the "audit trail" owing to restitutions authorising the analysis of the amount emanating from statutory accounts, restatements, conversion and consolidation entries for each account.

3.2 The closing process

3.2.1. Description of the closing process

The organisation of accounting is decentralised, each balance sheet and profit and loss statements item being assigned to a manager of a Business Unit or a functional department. Each manager is responsible for assuring that ordinary operations are booked for the accounts assigned to him and for tasks identified in closing operations.

The Accounting Department is responsible for coordinating all closing operations and checking accounts in establishing statutory statements (balance sheet, profit and loss statement and annex) and statements according to AGF consolidation standards. It monitors compliance with regulations and the traceability of booked items to managers (Business Unit or functional department managers).

There is a book of procedures describing all closing operations supporting the establishment of statements. This document includes all systems processes and those of the Accounting Department. Internal processes that are unique to each Business Unit and operating department (Department of Human Resources, Department of Insurance Investments, AGF Immobilier, Administrative Services, Taxation, Legal Department) are decentralised and formalisation is their responsibility. Each operation is described therein, planned and assigned to a single responsible party.

This document is checked by the managers participating in the development of statements then disseminated to the managers of operating departments, the Financial Department and the internal auditors.

A follow-up memo is disseminated daily to report on the execution of tasks and accomplishments. At the end of closing, a report on incidents is prepared. This information is disseminated to the managers who support the development of statements, the managers of operating departments and the Financial Department.

Therefore, this closing process makes the traceability of each account entry possible. The appropriate managers and the Departments of Risk Management and Control can consult each accounting entry and stay abreast of progress in the closing process.

3.2.2. Control procedures associated with the closing process

• The production of data processing systems

During close-out, the oversight unit of AGF Informatique provides for daily monitoring in order to assure that the operations of the previous evening have been carried out appropriately. Moreover, accounting teams check the consistency of transmitted files serving as the basis of closing operations.

In every case, there is a daily review by AGF Informatique and the Accounting Department.

• The valuation of marketable assets

The Data Administration unit in the operations department of AGF AM is responsible for valuing and controlling prices used in valuing marketable securities held by the insurance companies.

The prices and accrued coupon interest of instruments in the securities referential are entered using the main transaction providers: Fininfo for the prices of equities, and the market values of OPCVM funds and Bloomberg for the prices of money market instruments.

A verification and update of key rates occurs in the auxiliary financial accounting tool.

The market values of internal OCVM funds are directly integrated using the OCVM accounting tool

For non-listed securities and those not disseminated by the transaction providers, data administration gathers valuations for the reference period from management companies or counterparties

Marketable securities are valued at the market price based on closing on the last day of the reference period.

After importing price flows and manual input into the accounting tool, data administration has a tool that makes it possible to check the quality of reference prices (price presence on reference date, change in the price compared to another date, accrued coupon interest difference)

• Valuation of underwriting reserves

The valuation and control of non-life claims provisions are decentralised within each operating entity of the Group based on a process in several steps:

- Valuation of claims to pay provisions for each claim by claims services, which is based on either a sliding scale, or on the most appropriate valuation according to information held by the manager,
- Valuation of the final amount remaining to pay by underwriting segment at the level of each entity by services responsible for statistical studies based on standard methods (chain ladder, Bornhütter Ferguson, etc.) in the form of IBNR or IBNER provisions,
- Consistency checks by the management of each entity,
- Checks of methods and results by the statutory auditors,
- Centralised annual review of the average level of claims provisions needed on a very significant portion of the provisions of AGF IART and AGF La Lilloise, carried out by Risk Management, but after the closing of provisions.

• The quality of payable and receivable accounts

The Accounting Department manages a process of identifying and maintaining the quality of accounts for all third party accounts. This process is supported by information from managers of decentralised accounting units.

The documents used in the processes are sent to the managers of various sectors of activities.

Two principal initiatives are carried out regularly: "the quality questionnaires" and "monitoring of actions":

• The quality questionnaires are developed by the Central Department at each account closing period. They contain the list of accounts in each sector drawn up using the closing balance of accounts. For each account, the questions relate to the assignment of the account and the level of its justification. A communication on responses is sent regularly to the Financial Department.

• The monitoring of actions: a file on any risks declared by the sectors or identified in audits is established and centralised for the Group. This documentation is the basis of issues that may require provisioning

3.3. Actions implemented and possible improvements

Internal and external audit activities are monitored and applied. The significant items are part of action plans for making systems and processes reliable. There are now initiatives in progress that will make it possible to improve processes where it appears they might be applied in a better way, namely in the area of group insurance.

4 - *The Sarbanes-Oxley programme*

AGF is a member of the Allianz Group, the parent company of which is listed on the New York stock exchange. Therefore, AGF participates in the activities required for implementing the provisions of the Sarbanes-Oxley law, which concerns internal control procedures, among other subjects. Sections 302 et 404 of the Sarbanes-Oxley-Act provide that CEOs (Chief Executive Officers) and CFOs (Chief Financial Officers) certify that they have defined, implemented and evaluated the internal control procedures in terms of production and processing of financial information. Pursuant to section 404, external auditors must issue a statement on the internal control report of management.

For AGF, the initiatives needed, which began in 2003, for complying with the Sarbanes-Oxley law are covered in a major project. They are also coordinated with those relating to the Law on Financial Security and the management of operating risks. The initiative relates therefore to both financial processes (accounting, cash management, taxation, investments, etc.) and insurance processes (underwriting, claims management, etc.) It mainly involves identifying the main risks for each process, controls in place making it possible to minimise risk and if need be proceed with needed improvements.

CONCLUSION

AGF is present in a heavily regulated sector that is controlled by a supervisory authority exercising regular oversight.

AGF has progressively implemented a body of rules and principles of internal controls, the permanent evolution of which is managed by the Group in an effort to increase the level of managing risks and the efficiency of corresponding controls.

This activity will be further strengthened by the implementation of the Sarbanes-Oxley programme, which should no later than 2005 include the main entities, including AGF IART, AGF Vie and AGF S.A.



AGF Report of the statutory Auditors

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

AGF S.A.

Registered office: 87, rue Richelieu – 75002 Paris
Share capital: €860,602,017

Statutory auditors' report, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Board of AGF S.A. on the internal control procedures relating to the preparation and processing of financial and accounting information

For the year ended 31 December 2003

To the shareholders,

In our capacity as statutory auditors of AGF S.A., and in accordance with article L.225-235 of the Commercial Code, we report to you on the report prepared by the Chairman of your company in accordance with article L.225-37 of the Commercial Code for the year ended 31 December 2003.

Under the responsibility of the Board, it is for management to determine and implement appropriate and effective internal control procedures. It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of Board of the Directors are prepared and organised and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information and assertions set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;

- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information and the assertions given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board's report, prepared in accordance with article L.225-37 of the Commercial Code.

La Défense, 28 April 2004

KPMG Audit
Division of KPMG S.A.

Francine Morelli
Partner

ERNST & YOUNG Audit

Dominique Duret-Ferrari
Partner

AGF Consolidated financial statements

Contents

Consolidated balance sheet at 31 December 2003

Consolidated assets

in millions of euros

	Notes	31.12.2003	31.12.2002	31.12.2001
Goodwill	6	1,547	1,881	1,695
Intangible assets	5	1,015	1,045	1,042
- portfolio of policies		82	93	116
- other		933	952	926
Insurance company investments	8	61,602	58,775	57,061
Investments representing unit-linked policies	8	8,301	8,194	8,687
Banking sector investments	8	3,266	4,011	3,204
Investments of other companies	8	949	1,054	1,239
Companies accounted for under the equity method	7	1,030	922	823
Reinsurers' share in underwriting reserves	19	3,404	3,819	3,302
Direct insurance and reinsurance receivables	9	3,088	3,650	4,093
Due from banking customers	10	13,949	13,506	13,238
Due from banking companies	11	2,651	2,005	2,353
Other receivables	12/18	1,660	1,966	1,669
Other assets	13	787	759	659
Prepayments and accrued income	14	3,705	3,451	3,743
- deferred acquisition costs		1,656	1,656	1,640
- other		2,049	1,795	2,103
Total assets		106,954	105,038	102,808

Consolidated liabilities

in millions of euros

	Notes	31.12.2003	31.12.2002	31.12.2001
Group shareholders' equity	15	6,526	5,970	6,135
- Share capital		861	855	844
- Share premium account		2,677	2,639	2,568
- Reserves, group share		3,266	3,173	2,845
- Net income, group share		763	268	732
- Other		(1,041)	(965)	(854)
Minority interests:	16	584	547	536
- Share in reserves		520	493	482
- Share in net income		64	54	54
Fund for general banking risks		18	21	21
Subordinated debt	20/21	1,502	1,579	894
Underwriting reserves:	19	64,779	63,198	61,188
- Life underwriting reserves		47,800	45,968	45,091
- Non-life underwriting reserves		16,979	17,230	16,097
Underwriting reserves on unit-linked policies	19	8,274	8,233	8,724
Provision for contingencies and losses	17	1,411	1,288	1,352
Direct insurance and reinsurance payables	22	1,565	1,718	1,997
Due to banking customers	23	3,166	4,235	4,142
Debt evidenced by certificates	20/24	13,205	12,523	10,986
Due to banking sector companies	20/25	2,827	2,513	3,210
Other debt	26	2,617	2,575	3,170
Accruals and deferred income	27	480	638	453
Total liabilities		106,954	105,038	102,808

Consolidated profit and loss statement for fiscal year 2003

in millions of euros

	Notes	Non-life insurance activities	Life insurance activities	Banking activities	Other activities	FY 2003	FY 2002 pro forma(2)	FY 2001 pro forma(1)
Premiums written	28.1	10,591	5,603	-		**16,194**	15,130	16,374
Change in unearned premiums		(58)	1	-	-	**(57)**	(109)	(145)
Premiums earned		**10,533**	**5,604**	**-**	**-**	**16,137**	**15,021**	**16,229**
Gross banking income	28.2	-	-	1,698	-	**1 698**	1 654	1 812
Revenue from other activities	31.4	-	-	-	33	**33**	34	30
Other operating income (net of expenses)		388	86	-	15	**489**	418	403
Net investment income	32	717	2,790	-	121	**3,628**	1,506	3,284
Total operating revenue		**11,638**	**8,480**	**1,698**	**169**	**21,985**	**18,633**	**21,758**
Insurance claims		(7,377)	(7,283)	-	-	**(14,660)**	(12,385)	(15,411)
Net income or expense of reinsurance ceded or accepted		(556)	(62)	-	-	**(618)**	(280)	336
Banking expenses	31.5	-	-	(1,234)	-	**(1,234)**	(1,388)	(1,530)
Expenses of other activities		-	-	-	(186)	**(186)**	(117)	(129)
Administrative costs		(2,964)	(980)	(248)	-	**(4,192)**	(3,985)	(4,071)
Total operating expense		**(10,897)**	**(8,325)**	**(1,482)**	**(186)**	**(20,890)**	**(18,155)**	**(20,805)**
TOTAL INCOME FROM OPERATIONS		**741**	**155**	**216**	**(17)**	**1,095**	**478**	**953**
Intersectoral transfers (3)		(59)	142	6	(89)	**-**	-	-
RESTATED OPERATING INCOME		**682**	**297**	**222**	**(106)**	**1,095**	**478**	**953**
Other income (net)						**(59)**	(43)	(9)
Exceptional items (net)	33					**(19)**	(72)	(73)
Corporate income tax	34					**(112)**	27	(54)
NET INCOME FROM CONSOLIDATED COMPANIES						**905**	**390**	**817**
Share in earnings of equity-accounted companies	7					**144**	89	92
Goodwill amortisation	6					**(222)**	(157)	(123)
CONSOLIDATED NET INCOME						**827**	**322**	**786**
Minority interests						**(64)**	(54)	(54)
NET INCOME (group share)						**763**	**268**	**732**
Diluted earnings per share						**4.23**	**1.52**	**4.12**
Undiluted earnings per share						**4.41**	**1.57**	**4.27**

(1) Proforma resulting from the change in accounting method relative to the provision for capital loss exposures (see note 4) and changes in segmentation.
(2) Proforma resulting from changes in segmentation (see note 4) and to the reclassification of a 25 million euro provision between "Other net income" and "Net financial income"
(3) Relates mainly to reinsurance, cash pooling and brokerage eliminations.

Summary of off-balance sheet commitments given and received (see note 36)

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Commitments given			
- Insurance companies	**979**	882	1,007
- Banking sector companies	**3,038**	2,472	1,927
- Other activities	**202**	208	402
Commitments received			
- Insurance companies	**2,977**	1,187	1,594
- Banking sector companies	**3,889**	3,822	3,778
- Other activities	**670**	629	764
Securities received as pledges from reinsurers			
- Insurance companies	**698**	1,031	1,186
Securities remitted by reinsured organisations with joint guarantee or substitution			
- Insurance companies	-	2	-

Annex to the consolidated financial statements

1 - *Highlights of fiscal year 2003*

1.1 Strategy of optimising allocated capital

Given its strategy of optimising allocated capital, the AGF Group made the decision to withdraw from life insurance in South America. Accordingly, AGF sold its life insurance subsidiary in Chile. Agreements to sell its life and asset management subsidiaries in Brazil were entered into at the end of the fiscal year.

AGF also undertook to reduce its exposure to banking risk. The Group sold its Belgian banking subsidiary AGF Belgium Banque to ING. Moreover, AGF sold the stake of 72.16% that it held in the share capital of Entenial to Crédit Foncier for 587 million euros at 100%, with the final sale occurring on 4 February 2004.

At 31 December 2003, life insurance and asset management subsidiaries in Brazil and the Entenial Group, which was in the process of being sold, were consolidated using the same methods and principles of presentation that were applied for the prior fiscal year.

1.2 Financial situation

The capital gain realised on the Crédit Lyonnais securities held by the AGF Group stood at 919 million euros.

AGF increased share capital reserved for employees through the issue of new shares on 29 December 2003. The new shares issued, with rights of ownership starting 1 January 2004, totalled 1 214 304, increasing the total number of outstanding shares to 188 172 639 at 31 December 2003.

1.3 Property and casualty insurance

The floods in southeastern France had a limited net impact (about 25 million euros) on 2003 financial statements due to reinsurance.

1.4 Banking and financial services

During the 2nd half of 2003, AGF finalised the acquisition of 100% of Dresdner Gestion Privée, which enabled the Group to strengthen its expertise in private management.

1.5 Property

Under its asset management policy, AGF decided to tender its stake in the share capital of Sophia in the public cash offer launched by GE Real Estate Investissement France at 41 euros per share.

2 - Principles and methods of consolidation

The consolidated financial statements were prepared in accordance with generally accepted accounting principles as applied in France, and particularly with the decree of 17 January 2001 enacting regulation N°2000-05 of the Accounting Regulation Committee (Comité de Réglementation Comptable, CRC).

2.1 Methods of consolidation

Subsidiaries were fully consolidated when exclusively controlled by the AGF Group. They were consolidated proportionally when jointly controlled with one or more other groups, principally Allianz AG.

Companies over which the AGF Group has material influence were accounted for under the equity method.

OPCVM investment trusts were excluded from consolidation, as well as property companies, whose income is directly captured by the holding company to the extent that that does not alter the faithful representation of companies.

2.2 Closing date

The financial statements of companies within the AGF Group scope of consolidation were closed at 31 December.

2.3 Foreign exchange translation

The financial statements of foreign subsidiaries were established in their currency of operation. The conversion of statements in the currency of operation to the euro was based on the closing rate method and foreign exchange rates at 31 December.

The AGF Group's share in foreign exchange differences was posted to shareholders' equity under "foreign exchange differences" (see note 15 of the annex to the consolidated financial statements) and to "minority interests" for the share of other shareholders.

2.4 First consolidation differences

Pursuant to regulation N°2000-05 of the Accounting Regulation Committee, AGF did not retroactively restate acquisition and divestment operations prior to 1 January 2001: 2001 was the first year of application of regulation N°2000-05.

First consolidation differences were the differences between the acquisition costs of consolidated companies and the share in their restated shareholders' equity at acquisition date.

2.4.1 First consolidation differences prior to 1 January 2001

They were booked to identified assets and to an intangible network value (see note 5 of the annex to the consolidated financial statements) for acquisitions after 1 January 1992, as well as the present value of future profits of the life portfolio in the case of Zwolsche, acquired in 2000.

Prior to 1 January 1992, first consolidation differences were not allocated.

Capital gains deemed to be significant and lasting in nature were allocated to specific assets. Life insurance acquisitions gave rise, as appropriate, to a provision for policyholder profit-sharing, whereas non-life acquisitions gave rise to a provision to preserve balance in underwriting income, as necessary.

An amount was allocated to the value of the network up to the ownership stake or increased ownership stake for companies that were already consolidated, as follows:
- for insurance companies, one-half of premium income, net of reinsurance, for the last fiscal year prior to the acquisition,
- for credit insurance companies, 40% of premium income before reinsurance,
- for brokers, annual premium income.

In the cases of Athéna, Allianz France and Royal Nederland, the value of the network was calculated by applying the present value of future cash flows. The value of the network is established each year and subject to write-down, when appropriate.

2.4.2 First consolidation differences after 1 January 2001

The first consolidation difference was the difference between acquisition cost and a total valuation of assets and liabilities identified on acquisition date.

The cost of acquiring securities was equal to the amount paid to the seller by the buyer, plus any other costs directly related to the acquisition, net of corresponding tax savings.

A rise in the percent interest in a company that was already fully consolidated did not call into question the valuation of identified assets and liabilities, as established on the effective date of the controlling interest. The entire difference was booked to goodwill.

2.5 Goodwill (note 6 of the annex to the consolidated financial statements)

Goodwill was the unallocated portion of first consolidated differences.

Unless the amount was under 1.5 million euros, goodwill was generally amortised over twenty years. Otherwise, it was expensed in the year of the acquisition.

Goodwill was revalued each year in light of the situation of the companies concerned.

Negative goodwill corresponding to the accumulated earnings for a company whose shares were held prior to its entry in the Group's scope of consolidation was credited to profit and loss based on an amortisation schedule adapted to the situation of the company concerned.

Negative goodwill related to any shortfall in future returns taken into consideration in the acquisition price. It was booked to provisions for contingencies and losses and written back to profit and loss according to a schedule deemed appropriate to the company's situation.

2.6 Methodology followed in writing down intangible assets and goodwill

At each fiscal year closing, there is a comparison between the net book value and the present value of intangible assets and goodwill.

Present value was the useful value, i.e. a valuation of future business advantages expected from their use or removal.

If it is not possible to estimate the present value of an asset taken alone, the estimate will apply to all assets generating cash to which an isolated asset belongs. In some cases, this group of assets may be the company itself.

For equity investments with indicators that would imply that they lost value, the useful value was determined by discounting the expected net cash flows to infinity. Net cash flows were defined using the following:

- forecasts, generally over three years, taken from available budgets,
- hypotheses of normalised return on financial assets,
- a terminal growth rate based on long-term perspectives of the activity and inflation,
- capital allocated to the entity to cover underwriting and investment risk,
- the excess capital of the entity represented by the difference between its net asset value based on the most recent statements and allocated capital.

These flows are discounted at the cost of capital. The cost of capital used is based on the risk premium of each country and sector of activity. (In Europe, the rate is 8.15% for insurance companies.)

Analyses of the value sensitivity to hypotheses are conducted. Comparisons are made using implicit multiples of significant indicators of activity such as premiums, allocated capital or underwriting reserves.

For other equity investments, the useful value is notably calculated using net asset value with a multiple reflecting profitability relative to the entity in consideration.

Moreover, for quoted companies, when the market price at closing differs significantly from the value in consolidated financial statements including intangible assets, this approach is followed by a multi-criteria analysis that includes net asset value and the estimate of expected future economic benefits in addition to market price.

If there is a negative difference between the present value of an equity investment and its net book value in consolidated financial statements, a write-down may be recorded subsequently to an analysis of the difference.

2.7 Goodwill and network values in respect of foreign subsidiaries

Goodwill and network values in respect of foreign subsidiaries are booked in the local currency of the subsidiary (see note 4 on the comparability of financial statements).

2.8 Internal transfers between consolidated companies

Transfers of assets

Intra-group capital gains and losses from transfers of assets were eliminated in consolidation.

However, capital losses were not eliminated if they met criteria for permanent impairment in value.

Other transactions

Other intra-group transactions, mainly in respect of reinsurance, were eliminated from the balance sheet and the profit and loss statement.

2.9 Deferred taxes

Temporary differences between the book and fiscal value of assets and liabilities carried forward gave rise to the recognition of deferred taxes at the last known rate (variable deferral method).

All deferred tax liabilities are taken into consideration; however, deferred tax assets are booked only if their recovery is likely.

3 - *Accounting principles and valuation methods*

The consolidated financial statements were prepared based on methods defined by the Group for its consolidation and pursuant to:

- general accounting principles as applied in France to insurance companies,
- and valuation methods mentioned in this note that apply in preparing consolidated financial statements as exceptions to the methods applied to individual statements (as defined by regulation N°2000-05 of the Accounting Regulation Committee).

The methods used in consolidated statements do not change the retranscription of the business and legal properties of insurance policies, wherever they be located.

The valuation methods used for banking sector companies were those recommended in section III of regulation N°99-07 of the Accounting Regulation Committee.

3.1 Allocation of insurance company expenses according to purpose

Expenses for French and foreign insurance companies were initially recorded by type, then reallocated by purpose in the profit and loss statement based on distribution formulas using objective business criteria.

Investment management expenses were classified with investment expenses.

Claims administration expenses were included with claims expenses.

Costs relating to the acquisition of policies, administrative expenses and other insurance related costs were reported in the profit and loss statement.

3.2 Non-life insurance operations

Premiums

Premiums were recorded before taxes and reinsurance when written, net of cancellations, reductions and rebates.

They included, for the portion earned during the fiscal year, an estimate of premium to be written, and an estimate of premiums to be cancelled subsequently to closing date.

Reserves for unearned premiums (see note 19 of the annex to the consolidated financial statements)

A reserve for unearned premiums, before expenses and commissions, was booked policy by policy, based on the time between the fiscal year closing and premium expiration date.

Deferred acquisition costs

Costs related to acquiring new business (see note 14 of the annex to the consolidated financial statements), principally commissions and internal expenses related to policy issuance, were amortised over the life of the policy, according to the same rules that apply to reserves for unearned premiums.

The portion of acquisition costs attributable to the period from year-end to the premium expiration date was recorded in the balance sheet as a deferred acquisition cost under prepayments and accrued income.

Changes in deferred acquisition costs were posted to acquisition costs in the profit and loss statement.

Claims

Claims expenses comprised the following items:
- claims paid during the year relative to the current year or to preceding underwriting years, net of any claims recoveries,
- claims administration expenses, mainly claims department costs and commissions paid for claims administration.

Claims reserve

The claims reserve was an estimate of the costs of all claims incurred but unpaid at year end, whether reported or not, net of estimated recoveries.
They included a reserve for management expenses that was calculated based on actual experience. The claims reserve was not discounted.

Mathematical annuity reserves

Mathematical annuity reserves were the present value of commitments in respect of annuities and related expenses. They were based on tables believed to be appropriate, based on the location.
The underwriting interest rates used in calculating the present value of commitments were no greater than a conservative forecast of returns on the assets they represented.

Equalisation provision

These provisions may be booked if their purpose is to provide for possible future risk and events of low frequency and high unit cost or a macro-economic risk (credit insurance). They related mainly to commercial credit insurance and natural disaster protection.
The methods of establishing equalisation provisions for credit insurance are described in note 4.

Other underwriting reserves (see note 19 of the annex to the consolidated financial statements)

A provision for unexpired risk was booked by risk category in addition to the reserve for unearned premiums to provide for claims that may arise after year-end related to policies underwritten prior to that date and related business acquisition and administrative expenses when these were not covered by the reserve for unearned premiums.
Reserves for increasing risks were booked in health and disability insurance for risks that increase with policyholder age when premiums stay the same.

Capitalisation reserve

Fiscal year changes in respect of this reserve, booked to profit and loss in individual accounts, were cancelled in consolidated financial statements.

3.3 Life insurance technical operations

Definition

Life insurance included all transactions that were defined as such in any legislation that applied to the consolidated companies of the AGF Group.

Premiums

Premiums were booked when written before reinsurance.

Life insurance reserves (see note 19 of the annex to the consolidated financial statements)

Mathematical reserves were equal to the difference between the present value of insurer and policyholder commitments.

The insurer's commitments equalled the present value of insurance benefits, based on the probability of payment. Policyholders' commitments equalled the present value of straight premiums remaining to be paid plus administrative costs, but excluding acquisition costs, adjusted for the probability of payment.

Mathematical reserves were not zillmerised.

Underwriting reserves were sufficient for meeting all group commitments;

The mortality tables used were those that were recognised locally as being appropriate.

However, when a change in a table led to a reduction of mathematical reserves below their surrender value, the original tables were retained.

The underwriting interest rates used in present valuing commitments were no greater than a conservative forecast of the rates of return on the assets they represented.

- Unit-linked policies:

  For unit-linked policies, reserves were marked to the fair market value of their account units at the close of the fiscal year.

Other underwriting reserves

- Administrative cost reserve:
  Where appropriate, provision was made to cover future administrative costs globally on all policies not covered by weighting of premiums or by withdrawals of investment income provided for under the terms of the policy.
  The methods used to calculate this reserve were set forth in the decree of 29 December 1998.

- Policyholder profit-sharing reserve:
  The profit-sharing reserve was equal to profit-sharing allocated to policyholders when profits were not payable immediately.
  There can also be contributions or write-backs to the general fund for policyholder profit-sharing.

- Policyholder profit-sharing:
  Policyholder profit-sharing included profit-sharing due and deferred.

Profit-sharing due was recorded in consolidated statements.

Unconditional deferred profit-sharing was booked to liabilities in respect of any observed difference, based on future entitlements, between individual and consolidated accounts, with the exception of differences related to the net book value of consolidated affiliates held by insurance companies.

Conditional deferred profit-sharing, which depends on the occurrence of an event, was only booked if there was a high probability of occurrence or based on management decisions.

- Deferred acquisition costs:

  Costs of acquiring new life insurance business were booked to assets (see note 14 of the annex to the consolidated financial statements) and amortised based on the recognition of future margins (maximum length of amortisation being 20 years), the net value booked being no less than the zillmerisation difference.

  Deferred acquisition costs were presented net of sales fees. This net presentation had no impact on consolidated profit and loss and net position.

  Principles for retaining policies in the portfolio were based on surrender rates, death experience and payments at policy maturity.

  Acquisition costs were only deferred to the extent that subsequent amortisation was covered by the expected margin on each insurance product category.

Capitalisation reserve

Fiscal year changes in respect of this reserve, booked to profit and loss in individual accounts, were cancelled in consolidated accounts. Deferred profit-sharing was booked when there was a strong probability of a distribution to policyholders, namely to take into consideration policyholder rights in certain separate accounting portfolios. Deferred taxes were recognised on restatements of the capitalisation reserve only when there was a strong probability of sale at a capital loss of securities in the capitalisation reserve.

3.4 Reinsurance operations

Acceptances

Reinsurance acceptances were booked individually on the basis of actual or estimated annual earnings.

Underwriting reserves were equal to the amounts communicated by ceding companies, plus any additional amounts, if appropriate.

Cessions

Reinsurance cessions were booked according to the terms and conditions set forth in reinsurance treaties.

The shares of reinsurers in underwriting reserves were determined on the same basis as underwriting reserves recorded on the balance sheet as liabilities.

Cash deposits received from reinsurers were recorded under liabilities.

Securities received as pledges from reinsurers were recorded off-balance sheet and marked to market.

3.5 Transactions in foreign currencies

Transactions were booked in the foreign currency in which they were denominated.

At closing, items carried on the books in foreign currencies were converted at exchange rates in effect on closing date.

Deferred unrealised gains and losses attributable to changes in exchange rates since previous year-end were booked to profit and loss.

3.6 Investments

Investments were valued and recorded according to business sector.

3.7 Methods common to all business sectors

Acquisition prices

Investments were booked at their acquisition prices, excluding accrued interest.

Acquisition costs

The acquisition costs of fixed assets acquired since 1 January 2001 (buildings and non-consolidated subsidiaries) booked as a charge to statutory accounts were booked to consolidated accounts and amortised according to the same schedule as the assets they were associated with.

Income from asset divestments

Capital gains and losses on divestments of marketable securities or buildings were booked to profit and loss in the year of the sale. They were generally calculated based on the FIFO (first in – first out) method.

Share exchange offers

In share exchange offers, capital gains were based on the estimated value of the shares received from the offerer that was deemed to be the most reliable (average price or price on the day the results of the offer were published).

Realisable value of marketable securities at closing date

The realisable value of marketable securities at closing date was the price on the Paris Bourse on closing date for listed securities and the estimated market value for unlisted securities.

Bonds that had not been recently listed were valued at their "broker" listing. This realisation value was sometimes restated by the unrealised income on derivative operations unexercised on closing date.

This value was used in calculating unrealised capital gains or losses in note 8.

Buildings

Buildings, land, and shares in real estate companies were recorded at acquisition cost, net of taxes and fees
Renovation expenses that increase the value of a building were recorded as assets, posted to "buildings" and depreciated over 10 to 20 years.
Acquisition fees in respect of buildings acquired prior to 1 January 2001 (transfer taxes, legal and professional, and contractual fees) were recorded as assets and amortised over 5 years.
Buildings were generally depreciated on a straight-line basis over 50 years.
The realisable value of buildings was generally based on five-year appraisals that were updated annually.
This realisable value was used in determining the unrealised capital gains and losses that appear in note 8.
Buildings held by companies other than insurance companies were recorded at acquisition price and written down on a line by line basis when their current value was less.

3.8 Specific rules on insurance investments

3.8.1 Bonds and other fixed income securities

The difference between the acquisition price and the reimbursement value of each line of securities was booked to profit and loss over the residual life of the security.

Pursuant to opinion n° 2002-11 of the National Accounting Board, indexing on the general level of prices during the period since acquisition date or the most recent closing was booked to income or expenses for the period with an offsetting entry on the balance sheet in a sub-account linked to the main account where the instrument was booked.

The realisable value was the price on the Bourse or fair market value in the case of unlisted securities.

In the case of derivative instruments that had not been exercised on closing date, the realisable value was sometimes adjusted by the deferred income on the instrument.

Provision was not made for capital losses arising in comparisons of book value (increased or reduced by the amortisation of reimbursement differences) with realisable values except in cases of issuer default was deemed likely or lasting deflation was anticipated (the case of bonds indexed on the general level of prices).

3.8.2 Buildings, equities and other floating rate securities

Provision for value impairment

Provisions for the value impairment of buildings, equities and other floating rate receivables were booked line by line for that portion deemed to be lasting in nature.

The purpose of the provision for value impairment is to cover all identified risks in non-debt instrument investments within the meaning of article R 332-19 of the Commercial Code (mainly buildings and equities) based on the characteristics of the insurance activity.

a) Presumption of lasting impairment

An impairment in value was deemed to be lasting in nature in the following cases:

- if there was already a write-down on a line of investments at last year account closing.

- in the case of marketable securities, if the investment has shown significant unrealised capital loss compared to its book value over a period of 6 consecutive months preceding closing date;

- if there are objective indications that the company cannot recover all or a portion of the book value of the investment (significant drop of indicators for a sector of activity, significant drop in the market value over a long period when the market on the whole is performing differently, unfavourable change in fundamental investment analysis indicators, difficulty in disposing of investment, deteriorating adaptation of an asset to the market or determination of its inadaptability, existence of true counterparty risk).

b) Accounting for the characteristics of insurance activity

The book value of investments was based on the capacity of the company to hold an investment for the planned horizon based mainly on:

- constraints of asset-liability management
- historic turnover rates of security portfolios
- the financial position of the holding company; the existence for example of positive future cash flows over the ownership horizon not requiring sale on the open market
- the actual use of ownership for the company (non-consolidated subsidiaries, existence of shareholder agreements or distribution agreements, etc.)
- *individual characteristics of the separate accounting portfolios where the investment in question is booked*

The determination of book value also takes into consideration criteria related to the market or expected return.

c) Valuation of property investments

A property investment is marked to market if the company cannot hold the investment on a lasting basis or if it plans to sell it in the short-term. The market value is the most recent appraisal value.

In other cases, the valuation of property investments was based on useful value determined by using the discounted cash-flows valuation method.

d) Valuation of equities and floating income securities

Equities and other floating rate securities are marked to market if the company cannot hold the investment on a lasting basis or if it plans to sell the investment in the short-term. The market value is the higher of average market value in the last month and last price quoted on closing date.

In other cases, securities are booked at their recoverable value. This recoverable value is based on investment horizon according to a multi-criteria approach: balance sheet approach, approach by results (present value of future flows, PER method, etc.) analysis using the value of the market.

In certain cases, when the company does not have the information needed for multi-criteria analysis, the recoverable value is calculated by applying the risk-free rate increased by a risk premium to the average market value in the last month over the length of probable ownership.

Provision for capital loss exposures on underwriting commitments

The provision for capital loss exposures on underwriting commitments provided for by the Insurance Code for French insurance companies is not booked in consolidated financial statements.

Investment income transferred to technical accounts

A portion of total investment income was transferred to technical accounts based on the ratio of insurance underwriting reserves to the total of the company's underwriting reserves and shareholders' equity (average between the fiscal year opening and closing amounts).

3.8.3 Special case of investments representing unit-linked policies

Investments representing unit-linked policies are booked to the balance sheet at their market value on fiscal year closing date. The difference between acquisition price and market value is included in the change in mathematical reserves.

3.9 Investments in banking and finance

Trading securities

Securities held for purposes of short-term trading (i.e. sold within a six month period) were initially recorded, fees and coupons included, and individually marked to market at year-end.

Investment securities

Securities held for more than six months and not deemed useful in the long-term to banking were initially recorded, excluding fees and accrued interest.

At closing date, they were individually marked to their listed price, realisable (in the case of OPCVM shares) or fair market value (in the case of unlisted securities). Provision was made for unrealised capital losses. Premiums and discounts on fixed income securities were amortised over the remaining life of the security.

Term securities

Term securities are fixed income securities that are held to maturity.
They were recorded and valued in the same way as insurance company bonds.

Securities held in portfolio

This category includes securities acquired for the purpose of generating satisfactory long-term profitability without intervening in the management of a company.

At fiscal year closing, the valuation is based on market value on a security by security basis.

3.10 Funds for general banking risks

Funds for general banking risks carried in the financial statements of banks were maintained in the consolidated financial statements.

3.11 Regulated provisions

Regulated provisions are cancelled in consolidated financial statements.

3.12 Retirement commitments

The AGF Group bases its employee retirement plans on the laws and customs in effect in the countries where it does business (see note 17 of the annex to the consolidated financial statements).

In some countries, AGF Group companies made salary based contributions to organisations that were then responsible for paying the benefit following retirement. In these cases, there was no actuarial obligation.

In countries where there were internal retirement plans for employees or retirees, an actuarial liability was recorded in consolidated financial statements for the remaining years of service of employees. The same held true for Group commitments in terms of retirement bonuses.

For insurance companies in France, pursuant to the agreement of 2 February 1995 between the FFSA (the French Federation of Insurance Companies), and labour and management representatives, expenses related to the consolidation of provisions for the retirement plan for insurance companies were charged to shareholders' equity and credited in provisions for contingencies and losses in accordance with the recommendation of professional organisations (see note 17 of the annex to the consolidated financial statements).

In each year since 1996, subsequent contributions (1 % employer contribution) by virtue of this agreement have been charged to earnings.

3.13 Financial instruments

Financial instruments of insurance companies

Financial instruments were recorded in accordance with the provisions of regulation CRC 2002-09 of 12 December 2002 relative to accounting for financial instruments by insurance companies.

When a different method was used, there was a verification that its application would not generate a significant difference with the recommended treatment.

Furthermore, the rules set forth in article R. 332.20-1 of the French Insurance Code were applied in valuing unrealised capital gains or losses.

- *Interest rate swaps:*
  Interest rate swaps were used only for hedging operations and recorded off-balance sheet at face value.
  On account closing date, the interest expense and income differential accruing to the period was recorded.
  At the end of the period, each contract and its underlying instrument was marked to market in a special account.

- *Options on interest rates:*
  Cap purchases are hedging options traded on over-the-counter markets to preserve the value or return on assets or groups of assets if interest rates rise.
  Premiums paid annually at the beginning of each reference period were recorded in asset accruals.
  The amortisation of premiums recorded in the profit and loss statement was calculated on a straight line basis.
  The interest differential (received or to be received) will be posted as income if AGF benefits from changes in interest rates. If not, nothing will be recorded. Unrealised capital gains or losses on fixed income instruments were valued pursuant to article R332.19 of the French Insurance Code.
  Unrealised capital losses were not provided for in provisions when hedged, in keeping with long-term investment policy approved by the Board. Option face values were recorded off-balance sheet as commitments received, and premiums remaining to pay, as commitments given.

Purchases of floors followed the same accounting principles as purchases of caps. Unrealised capital losses will however be provided for in provisions at closing date, based on the individual nature of these transactions.

- *Foreign currency swaps:*

Foreign currency swaps were recorded off-balance sheet in order to hedge foreign currencies carried on the balance sheet.
At the end of the period, these contracts were recorded off-balance sheet at their value in euros.

- *Performance swaps:*

The purpose of performance swaps is to reduce risk that is specific to certain securities compared with overall benchmark risk.
Amounts were recorded off-balance sheet at par value.
The company's objective is not to exercise contracts early; consequently, risk was not provided for on the books except when there was counterparty settlement risk. Unrealised capital gains were adjusted, when appropriate.

- *Options on indexes:*

Call options on indexes traded over the counter were booked to accruals until exercise date, when they were recorded to profit and loss.
When hedges were not booked line by line to the portfolio, profit and losses were booked to income, although there was no corresponding profit or loss booked to the hedged item. At closing, unrealised gains were not recorded, and unrealised losses were booked to provisions for liquidity risk.
Life options were booked as off-balance sheet commitments in the amount of underlying assets (indices) as valued at their strike price

- *Index swaps:*

Index swaps were recorded off-balance sheet at face value.

Expenses on the floating rate borrowing portion were recorded prorata temporis. In keeping with conservative accounting practices, any income on a purchased index was reported in the profit and loss statement at maturity.

However, any permanent write-down was recorded on closing date, and the value was reflected in the provision for capital loss exposures and in unrealised capital gains and losses on derivative instruments.

- *Notional contracts on the MATIF:*

Sold contracts were used to cover bonds in the event of higher interest rates. Profits and losses on contracts were amortised over the life of the securities being covered as long as they were held in the company's portfolio. The unamortised portion of profits and losses was recorded in adjustment accounts and taken into consideration in determining unrealised capital gains and losses on bonds.

3.14 Financial instruments of banking

Commitments were recorded off-balance sheet at the face value of contracts (strike prices in the case of options).

Accounting methods in respect of related income depended on the finality of transactions and the markets concerned.

- *Hedging operations:*

Gains and losses in respect of hedging instruments allocated to one or a group of related items were recorded in the same manner as the hedged items.
Income and losses related to interest swaps were recorded prorata temporis in the profit and loss statement. There was an overall assessment of positions at closing, and provision was made as needed.

- *Speculative trading:*

Interest rate instruments, both conditional and with fixed maturities that were traded on organised and related markets (Notionnel, Pibor, etc.), were valued at their market price at closing. Corresponding gains and losses, both unrealised and recognised, were recorded in the profit and loss statement.

Valuation rules in respect of interest rate futures were based on the objectives of operators. In the case of micro-speculative operations (interest rate futures, caps/floors, and interest rate swaps), income and losses were recorded prorata temporis.

Only net negative valuation differences, i.e. unrealised net capital losses on like contracts, were recorded in profit and loss by means of provision for contingencies and losses.

The method used in valuing interest rate swaps was the so-called "bond method". The present value used was the rate for a zero coupon bond.

Premiums paid or received in respect of conditional forward currency contracts (foreign currency options) were recorded in adjustment accounts.

In the case of transactions unexercised at year-end, the valuation was a "mark to market" and differences were recorded directly in the profit and loss statement.

At resale, purchase, exercise or expiration of an option, premiums were immediately recorded in the profit and loss statement.

Interest rate swaps against a market index were not booked to profit and loss until maturity. Only unrealised losses were recognised by booking a provision for contingency.

3.15 Financial instruments of other companies

The financial instruments of other companies were booked in accordance with the General Accounting Plan.

- *Interest rate swaps:*

This type of instrument is used for hedging.

Interest rate swaps were booked off-balance sheet at their par value.

At closing date, the interest differential accruing for the period was booked to income or expenses.

On inventory date, there was an off-balance sheet valuation of the market value of each contract.

3.16 Principles of segmentation

The analysis of activity was based on the following segmentation:

- life insurance in and outside France,
- non-life insurance broken down into:
  - health insurance (in and outside France),
  - other casualty (in and outside France),
  - commercial credit insurance,
  - assistance,
- banking activities in and outside France (including Asset Management companies)
- other activities (including holding companies, miscellaneous activities, mainly brokerage companies) in and outside France.

The analysis of profit and loss by activity appears in notes 28, 29, 30, 31 and 32.

Results of segments were ordinary pre-tax results.

Reciprocal profit and loss entries in internal reinsurance were eliminated by offsetting entries to "intersectoral transfer eliminating internal reinsurance", the elimination having no impact on the contribution of the segment to Group profit and loss.

Eliminations of services between two segments were booked in each of the accounts in question with an offsetting entry to "intersectoral transfer".

Eliminations of reciprocal operations affecting investment income (internal debt, for example) were booked in each of the accounts in question with an offsetting entry to "intersectoral transfer eliminating underwriting investment income" and "intersectoral transfer eliminating non-underwriting investment income" based on underwiting and non-underwriting income, which preserves segment results unchanged.

Dividends and internal capital gain eliminations and other restatements and eliminations affecting investment income are deducted from non-underwriting investment income.

Mixed life and non-life companies were allocated between life, non-life and health segments based on the following considerations:
- insurance items (premiums, claims, acquisition costs, administrative costs, other underwriting expenses, underwriting reserve expenses) were allocated to life or non-life based on risk category.
- non-underwriting investment income was distributed between life and non-life based on capital allocations to each activity;
- non-underwriting expenses were prorated between life and non-life based on underwriting expenses.

Credit insurance corresponded to Euler Hermes activity in and outside France. This segment did not include SFAC Crédit and Eurofactor, which are included with banking.

Assistance included only the activity of the Mondial Assistance Group, comprising the Elvia and Sacnas Groups.

Presentation of property activity

The results of property companies were allocated line by line to other segments based on the percent ownership in each property company.

On the balance sheet, only property company investments were broken down into other segments.

3.17 Accounting of internet site expenses

Internet projects were classified in the following two categories:
- presentation sites with no on-line selling where all implementation expenses were classified as communication costs and immediately booked as expenses;
- e-business sites offering on-line sales where a portion of costs were booked according to the criteria set forth below.

The project had to carry a very real probability of success and profitability in a reasonable timeframe.

Expenses related to preliminary studies and functional analyses were booked to expenses.

Internal analyses, programming, testing and documentation were booked and amortised over a period of 3 to 5 years.

Start-up costs, training expenses, and communication and maintenance expenses were booked as expenses.

3.18 Provisions for major repairs

Pursuant to opinion n° 2003-E of the Emergency Committee of the CNC, provision for major repairs booked by the AGF Group cover the expenses under pluri-annual programmes of major repairs or revisions.

3.19 Exceptional results

Exceptional results included expenses and income for the fiscal year that by their nature or amount were not typical or particularly significant. (This mainly concerned restructuring provisions and income from subsidiary divestments).

3.20 Calculation of earnings per share

Non-diluted net earnings per share equalled the ratio of consolidated net income, group share, to the weighted number of outstanding shares during the fiscal year.
The number of outstanding shares was the total number of shares comprising share capital, less the number of treasury shares held by virtue of share buy-backs. The weighting of the number of outstanding shares consisted of a prorata temporis calculation of fiscal year changes in the number of outstanding shares.

Diluted net earnings per share was the ratio of consolidated net income, group share, and the number of shares outstanding at 31 December, plus dilutive instruments (stock subscription and purchase options on treasury shares deducted from share capital).

3.21 Treasury shares

Securities booked in long-term investments in statutory statements were deducted from consolidated share capital. Any capital gains or losses at sale were rebooked in consolidated share capital.

3.22 Stock options

Stock subscription options

Share issues upon exercise of stock subscription options were booked to share capital at their exercise price..

Stock purchase options

- Shares booked in investment securities
  Shares originally assigned to the stock option plan are book at acquisition price in investment securities.
  A provision was booked if their acquisition price exceeded exercise price.

- Shares booked to financial fixed assets
  Treasury shares which did not give rise to a precise designation originally were booked to financial fixed assets securities.
  Treasury shares assigned to stock options were deducted from share capital. When options were exercised, share capital was increased by the exercise price of the options.

4 - *Comparability of financial statements*

4.1 Change in accounting principles relative to goodwill and network values

Pursuant to the recommendation of the AMF on the closing of financial statements for 2003 and given the convergence toward IFRS norms, a change in accounting principles starting 1 January 2003 was implemented in respect of the booking of the goodwill and the network value of foreign subsidiaries in local currencies.

Until 31 December 2002, goodwill and network values were booked in euros based on the exchange rate at acquisition date for subsidiaries with an operating currency other than the euro.

This method is not consistent with IFRS, which requires the booking of intangible assets and goodwill in the operating currency of the acquired subsidiaries.

However, the French standards defined by CRC regulation 2000-05 allow for the booking of intangible assets and goodwill in euros or in the currency of operation of the acquired company.

Pursuant to AMF regulations encouraging companies to adopt IFRS regulations as of fiscal year 2003 when possible, the AGF Group implemented a change in accounting method as of 1 January 2003 consisting of booking goodwill and network values in the operating currency of the acquired subsidiary.

This change in method applied retroactively to all goodwill and network values in question had the following impact at 1 January 2003:

In millions of euros

	Goodwill	Network values	Total
01/01/03 before change	1,399	467	**1,866**
Foreign exch. adjustment	(86)	10	**(76)**
Consolidated reserves	39	-	**39**
01/01/03 after change	**1,352**	**477**	**1,829**

The application of the change in method starting 1 January 2002 would have given rise to a 4 million euro reduction in ordinary goodwill amortisation expense for fiscal year 2002.

4.2 Other changes in accounting principle

4.2.1 Provision for major repairs

At 1 January 2003, the AGF Group retroactively applied regulation CRC n° 2003-07 by recording a provision for major repairs of 33 million euros, which covers both expenses under the pluriannual programme of major repairs or revisions.

This provision for major repairs was booked against shareholders' equity reducing consolidated shareholders' equity by 21.4 million euros after taxes.

4.2.2 Bonds indexed on the general level of prices

At 1 January 2003, the AGF Group retroactively applied opinion n° 2002.11 of the National Accounting Council. This new method of calculation led to a revaluation of premiums and discounts of OATI (French inflation indexed government bonds) for 1 million euros.

4.3 Change in tax treatment of listed property investment companies

At 31 December 2003, a change in the tax treatment of Gécina and Sophia was applied with the option for the new tax regime of listed property companies leading to the recognition of non-recurring tax profits of 31 million euros AGF Group share for Gécina and a non-recurring tax charge of 16 million euros AGF Group share for Sophia.

4.4 Provision for capital loss exposures in consolidated financial statements

The provision for capital loss exposures in underwriting commitments provided for by the Insurance Code for French Insurance companies is not recognised in consolidated financial statements, pursuant to the accounting principles of the AGF Group.

However, at 31 December 2002, subsequent to the request of the Insurance Control Commission, the provision for capital loss exposures recognised in the statutory accounts of French companies of the AGF Group was retained in consolidated accounts in the amount of -94 million euros charged to fiscal year 2002.

At 31 December 2003, pursuant to opinion N° 2004-B of 21 January 2004 of the Emergency Committee, provisions recognised at the end of 2002 were written back to earnings commensurate with the contribution of fiscal year 2002, for income of 95 million euros AGF Group share

4.5 Goodwill for Hermes

Pursuant to paragraph 2110 of the CRC 2000-05, the Hermes Group had until 31 December 2003 to harmonise the accounting principles used by Hermes with those of the Group. In consideration of this project, the different subjects treated in 2003 are set forth below:

Underwriting reserves

Pursuant to paragraph 21122 of CRC 2000-05, Hermes' provisions for claims payable were based on the same methods as those in effect in the Euler Hermes Group. The methods used consist of estimating the final charge of claims on the basis of actuarial studies.

Actuarial studies involve the determination of a "best estimate" within an estimated range. Out of conservatism, the Group generally used an amount in the upper portion of the range.

Pursuant to these principles, underwriting reserves were recalculated at 30 June 2002, 31 December 2002 and 31 December 2003 based on studies by an external actuary. The amounts used on each of these 3 dates were booked according to Group principles.

Underwriting reserves were restated for the following amounts in consolidated financial statements:

- a reduction of 105.5 million euros at 30 June 2002
- a reduction of 108.5 million euros at 31 December 2002
- a reduction of 102.9 million euros at 31 December 2003

The restatement at 30 June 2002 (shareholders' equity increase of 105.5 millions euros less deferred taxes of 37.4 million euros) led to a goodwill reduction of 62 928 thousand euros.

Other harmonisation restatements

They mainly concerned EH Kreditversicherungs AG:

Premiums earned and not written: €10,422 K
Opening balance sheet adjustment: €-5,502 K

And the other companies of the Hermes Group:

EH Credit and Guarantee: €74 K
EH Nordic: €383 K
Finnish CI: €731 K
These restatements led to a reduction of goodwill amounting to 6,108 million euros.

4.6 Changes in scope of consolidation in 2003

4.6.1 Sale of Allianz AGF MAT UK Holding

Allianz AGF MAT UK Holding, which held a stake of 25% in Tindall Riley Marine, was sold by the AGF Group in the first half of 2003. The contribution of Allianz AGF MAT UK Holding to consolidated results in the first half of 2003 was insignificant.

The sale generated an 8.8 million euro loss.

4.6.2 Liquidation of Immospain

Immospain was liquidated during 2003, its contribution to first half 2003 consolidated results being insignificant. This liquidation generated a 1.7 million euro loss.

4.6.3 Liquidation of Phénix Développement Gestion

Phénix Développement Gestion was liquidated during 2003, its contribution to consolidated results being insignificant.

4.6.4 Sale of Kléber Poincaré Company

The company was sold in December 2003.

In 2003, this subsidiary contributed 2.9 million euros to net results. Its sale gave rise to profits of 37.4 million euros, which were retained in ordinary results because the sale was deemed to be that of an investment.

4.6.5 Acquisition of Egyptienne Arab International Non Life Insurance

80% of the shares formerly held by Allianz were acquired by AGF International in January 2003.

Goodwill totalled 17.3 million euros.

The contribution to consolidated premium income for 2003 stood at 8 million euros (non-life 7.6 million and health 0.4 million) and the contribution to net income (after goodwill amortisation) at -3.2 million euros.

4.6.6 Consolidation of Egyptienne Arab International Life Insurance

In December 2003, AGF International purchased all the share held by Allianz, lifting its interest in the company to 95.11 %. Goodwill stood at 3.2 million euros.

At 31 December 2003, the balance sheet of the company was fully consolidated. 2003 results were accounted for under the equity method at 43.66 % (stake before controlling interest) for 0.4 million euros.

4.6.7 Disposal of Swiss subsidiaries

The Swiss subsidiaries were sold to Allianz in January 2003.

In 2002, these subsidiaries contributed 56.7 million euros to consolidated premium income (non-life: 20.6 million, health 10.7 million and life 25.4 million) and –3.3 million euros to net income.

The disposal of Swiss subsidiaries gave rise to profit of 1.1 million euros.

4.6.8 Sale of AGF Allianz Chile Vida

The company was sold on 29 April 2003.

In 2002, it contributed 34.1 million euros to consolidated premium income (vs. 0.3 million in 2003) and –0.9 million euros (vs. –0.3 million in 2003) to net results.

The sale generated a loss (including sales expenses) of 12.1 million euros.

4.6.9 Sale of Dutch company Akkermans Van Elten Holding

The contribution to results in 2002 was insignificant.

The sale led to profit of 3.1 million euros.

4.6.10 Sale of AGF Belgium Bank

The Belgian bank was sold in December 2003.

The contribution to results for 2003 amounted to 3 million euros.

In 2002 its contribution to AGFs consolidated balance sheet stood at 979.7 million euros, including 590.9 million in investments. Moreover, it had contributed 17.3 million euros to unrealised capital gains.

The sale of the subsidiary generated a loss (including sale expenses) of 0.8 million euros.

4.7 Segmentation changes in 2003

4.7.1 Absorption at 1 January 2003 of Inverfenix by Allianz Seguros no Vida

Inverfenix appeared under "Other activities outside France" in the financial statements of 2002. Its net results for 2002, which stood at 6.6 million euros, were reclassified in non-life insurance outside France in the proforma presentation of results by activity.

4.7.2 Absorption at 1 January 2003 of Royal Nederland Fondsen Beheer by Holland Beleggigsgroep.

Royal Nederland Fondsen Beheer appeared under "Other activities outside France" in the financial statements of 2002. Its net results for 2002, which stood 5.1 million euros, were reclassified in banking outside France in the proforma presentation of results by activity

4.8 Equalisation provision for the Euler Hermes Group

The equalisation provision is intended to cover macroeconomic risks of low frequency and high unit cost. When there are underwriting profits, it sets aside a portion that will be used over the following ten years to offset underwriting losses that appear cyclically. This applies to all Group European insurance companies, based on different methods all derived from the Directives of 22 June 1987.

Until the closing of fiscal year 2001, the standard for consolidated statements was not to change individual calculations in keeping with the regulation of each country to the extent that those calculations led to results that were comparable among various Group subsidiaries.

Subsequent to the acquisition of Hermes Group, the methods of calculating this provision in Germany were significantly different from what had been generally used within the Group. Therefore, it was decided to harmonise these calculations in the consolidated financial statements. These new methods have been applied since 1 January 2002 to the European credit subsidiaries of the Group, except for Euler Hermes in Great Britain, whose underwriting activities stopped in 2001.

In principle, the methods are consistent with those described by article R331-33 of the Insurance Code as applied to French insurance companies. Nevertheless, the effect of reciprocal internal reinsurance operations between Group credit insurance companies are eliminated.

Contribution/write-back

The equalisation provision is funded by a tax-free withdrawal of 75% of the underwriting surplus of credit insurance after reinsurance cessions and before allocation of net investment income. It is written back when the underwriting results of a fiscal year show a deficit.

Cumulative ceiling

The contribution to the equalisation provision ceases being mandatory when it reaches 134% of the average of premiums after reinsurance over the five previous fiscal years. At the time of intermediate closings, since 30 June 2002, the maximum contribution at period closing has been valued compared to the average of the five previous fiscal years calculated across quarters.

Elimination of reciprocal reinsurance transactions

The effect of internal reinsurance operations among Group companies on the equalisation provision are cancelled. The non-elimination of internal reinsurance operations would lead to double contributions or write-backs when the equalisation provision has a ceiling in a company accepting the underwriting results of other Group partners in reinsurance.

At 31 December 2003, a global contribution of 15.6 million euros was recognised. The retention of individual calculations would have given rise to a contribution of 103.7 million euros distributed as follows:

In millions of euros

	Local accounts	Consolidated accounts
Euler Hermes Sfac	(26.4)	-
Euler Re	(1.3)	(2.2)
Euler Hermes Siac	(3.6)	(5.1)
Euler Hermes Kreditversicherungs	(66.0)	(12.9)
Euler Hermes Credit & Guarantee	(0.2)	(0.8)
Euler Hermes Credit Insurance (Belgium)	(3.7)	6.5
Mundialis	(0.2)	(0.2)
Euler Hermes Kredietverzekering (Netherlands)	2.6	3.5
N.V. Interpolis Kredietverzekeringen (Netherlands)	(0.4)	(0.3)
Cescob	(0.1)	(0.1)
Euler Hermes United Kingdom	(1.5)	(1.2)
Euler Hermes Credit Insurance Nordic AB	(2.9)	(2.8)
Total	**(103.7)**	**(15.6)**

4.9 Change in accounting principles to the provision for capital loss exposures in 2002

A change in accounting principle led to the non-recognition of the provision for capital loss exposures in consolidated financial statements as of 1 January 2002.

4.9.1 Rationale behind the change in principle

The Insurance Code provides for a provision for capital loss exposures of underwriting commitments, the purpose of which is to respond to insufficient liquidity of investments principally in the event of a change in the rate of claims payment. This provision must under regulations be funded at no less than the overall unrealised capital loss on non-bond investments (according to the definition of article R332-19 of the Insurance Code), which amounts to recording the loss that would occur if all of these investments were realised at fiscal year closing. However, the Insurance Control Commission may on an exceptional basis grant a delay that is absolutely necessary in establishing the provision.

- On 18 December 2002, the Emergency Committee of the National Accounting Council issued opinion n° 2002-F relative to provisions for lasting value impairment, making the following points:

  . the provision for lasting value impairment is supposed to cover all risks identified on investments subject to article R332-20 based on the characteristics of the insurance activity,

  . the closing value of investments is established in consideration of the capacity of the company to hold the investments for the intended period of time. Pursuant to this opinion and as set forth in note 3.8.2 of the annex, for all Group insurance companies, AGF has considered the fact that an investment must be valued at its market value if:

    - the company does not have the capacity to hold it on a lasting basis
    - the company plans to sell the investment in the short term

For this reason, the provision for lasting value impairment covers risks that may exist on investments due to underwriting commitments possibly coming due early, which renders the provision for capital loss exposures without purpose.

It is further noted that due to the application of the preferential methods defined by CRC regulation 2000-05, underwriting reserves booked to liabilities on the consolidated balance sheet are sufficient to meet all Group commitments.

4.9.2 Impact of change in accounting principle

Pursuant to present accounting standards, all of the provision for capital loss exposures of 18 million euros on the consolidated financial statements at 1 January 2002 was cancelled out by an offsetting entry to shareholders' equity, for an increase to the latter of 16.2 million euros after taxes.

1.6 million euros of this provision concerned French companies and 16.4 million foreign companies. It had been entirely funded in 2001.

Based on this change, proforma results for 2001 would have therefore been 733.6 million euros as opposed to published results of 717.4 million euros.

4.10 Request of the Insurance Control Commission: reconstitution of the provision for capital loss exposures recognised in the statutory accounts for French companies

In a 7 February 2003 communication to the French Federation of Insurance Companies, the Insurance Control Commission said that provisions for capital loss exposures of French insurance companies should be carried forward as in the consolidated financial statements of the Group to which they belong.

Therefore, the provision in the statutory accounts of French companies was rebooked unchanged in the consolidated financial statements in the amount of 95.6 million euros at 31 December 2002 broken down as follows:

in millions of euros

	Prov. contrib. 2001 pro forma	Prov. contrib. 2002	Prov. cap. loss exp. au 31.12.2002
AGF Vie	-	85,6	**85.6**
Assurances Fédérales	0.6	3.8	**4.4**
AGF La Lilloise	-	4.6	**4.6**
Others	1.0	-	**1.0**
Pre-tax total	1.6	94.0	**95.6**
Tax gain	0.2	31.4	-
After-tax total	**1.4**	**62.6**	-

This expense, booked to underwriting profit and loss, reduced ordinary results for 2002 by 94 million euros. The provision for capital loss exposures of 95.6 million euros at 31 December 2002 is included in the underwriting reserves under liabilities on the consolidated balance sheet.

Pursuant to an agreement with the Insurance Control Commission, provision for capital loss exposure amounts booked by AGF Vie (85.6 million euros) and La Lilloise (4.6 million euros) amount to 30% of the difference between the overall value of investments subject to the provision in statutory statements and their market value. At 100%, these amounts represented 285 million euros for AGF Vie and 15.3 million euros pour AGF La Lilloise.

Note: the application of the treatment requested by the Insurance Control Commission calls for the following observations:

- The provision for capital loss exposures in consolidated statements only takes into consideration the unrealised capital gains and losses on equities, buildings and other investments valued according to article R332-20 of the Insurance Code without unrealised capital gains and losses on bonds.
- The items taken into consideration in establishing the provision are based only on the value of the investments in the statutory statements. Those values are different in the consolidated statements due to restatements in consolidation (elimination of intra-group sales, consolidation of subsidiary securities, elimination of reciprocal investments, differences in the valuation of the investments of acquired subsidiaries, etc.)
- The restated provision for capital loss exposures only concerns a limited number of Group subsidiaries and excludes subsidiaries outside France

In light of all of these items and the fact that the provision for value impairment covers only risk on investments due to underwriting commitments falling due on an early basis, which renders the provision for capital loss exposures without purpose (see 4.1.1), consolidated results for 2002 (group share) excluding the contribution to the provision for capital loss exposures stood at 330.5 million euros

The proforma financial statements for 2001 resulting from the change in principle relative to the provision for capital loss exposures for French companies differs from published statements in respect of the following items:

in millions of euros

	2001 Published	2001 pro forma
Balance sheet:		
Shareholders' equity (results)	6,120	6,135
Underwriting reserves (prov. for cap. loss exp.)	61,205	61,188
Other receivables (deferred tax assets)	1,873	1,871
Results	717	732

4.11 Changes in scope of consolidation in 2002

4.11.1. Acquisition of the Hermes Group

The Hermes Group entered consolidation as of 1 July 2002, following Euler's acquisition from Allianz AG of 2,038,000 Hermes shares amounting to 97.98% of share capital for 533.1 million euros.

Temporary goodwill stood at 311 million euros and was amortised at 7 million euros, or 5 million group share.

The final amount of goodwill will be established no later than 31 December 2003 (see paragraph 4.5)

Subsequent to the increase in share capital under the Hermes acquisition and additional acquisitions of securities, the AGF Group held 70.46% of the new Euler Hermes Group at 31 December 2002.

At 31 December 2002, the contribution of the Hermes Group to the main items on AGFs consolidated balance sheet was as follows:

in millions of euros

	Total
Assets	
Investments	709
Reinsurers' shares in underwriting reserves	617
Receivables from insurance or reinsurance	178
Liabilities	
Equalisation provisions	126
Other underwriting reserves	1,012
Provisions for contingencies and losses	133
Payables from insurance or reinsurance operations	82

The contribution of the Hermes Group to the 2002 premium income of the AGF Group was 350 million euros and the contribution to net results was -1 million euros.

4.11.2. Acquisition of Dresdner RCM Gestion

Dresdner RCM Gestion Group entered consolidation as of 24 July 2002 after AGF acquired all of the 128,750 shares comprising the share capital of the company from Dresdner Bank Gestion France for 28 million euros. Goodwill stood at 28 million euros (to be amortised over 20 years).

4.11.3. Reduction of stake in Gécina

After an increase in share capital unsubscribed by AGF, its stake in Gécina dropped from 33.27% at 31 December 2001 to 23.39% at 31 December 2002.

For 2002, there was a net dilution gain of 27 million euros (including a charge of 17 million for the reduction in goodwill).

4.11.4. Divestment of Ogar companies

The Gabonese companies Ogar Tiard and Ogar Vie exited consolidation at the end of June 2001. In 2001, their premium income was respectively 14.9 million and 2.9 million euros.

The divestment of these two companies generated profit of 3.4 million euros.

4.11.5. Increase of stake in Astree

AGFs stake in the share capital of Astree rose from 22.87% at 31 December 2001 to 42.08% at 31 December 2002. This acquisition led to the recognition of 3 million euros of goodwill.

4.11.6 Increase of share capital in the Euler Hermes Group

AGFs share capital in Euler Hermes rose from 66.51% at 31 December 2001 to 70.46 % at 1 December 2002.

This change emanated from the increase in share capital that was partially subscribed to by the AGF Group and incremental acquisitions that gave rise to negative goodwill (net) of 1 million euros.

4.12 Change in segmentation

AGF Clearing, which appeared under "other activities" in the financial statements for fiscal year 2001, was reclassified in banking starting 1 January 2002.

Beleggingsmaatschappij Buizerdlaan BV and Beleggingsmaatschappij Willemsbruggen BV, which appeared under "other activities" in the financial statements for fiscal year 2001, were reclassified in non-life insurance starting 1 January 2002. Their contributions to consolidated results for 2002 were −6 million euros for Beleggingsmaatschappij Buizerdlaan BV and −8 million for Beleggingsmaatschappij Willemsbruggen BV.

The sectoral statements for fiscal years 2002 and 2001 were reclassified in the proforma in order to allow for comparability.

4.13 Foreign exchange

Exchange rates used for the financial statements of the main consolidated companies changed as follows:

1 € =	31.12.2003	31.12.2002	31.12.2001
USD	**1.263**	1.0487	0.8813
GBP	**0.7048**	0.6505	0.6085
CHF	**1.5579**	1.4524	1.4829
BRL	**3.6263**	3.6894	1.9665
CLP	**741.32**	716.74	584.75
VEB	**1994.78**	1396.64	664.91
ARS	**3.6876**	3.5679	1.4101
COP	**3468.22**	2910.11	2015.62

At 31 December 2003, the exchange rate used in the monetary conversion at fiscal year closing of the financial statements for subsidiaries in Argentina was 1 Euro for 3.6876 Argentinian pesos.

At 31 December 2002, the exchange rate used was 1 Euro for 3.567900 Argentinian pesos.

4.14 Pro forma premium income

Proforma premium income consisted in calculating the premium income for the prior fiscal year based on the scope of consolidation for the year under review. The premium income of companies exiting consolidation was therefore deducted from published premium income, which was increased by the premium income of companies that entered consolidation during the period.

Constant foreign exchange rate premium income changes were based on exchange rates at closing of the prior period in order to convert premium income for the period in question.

Consolidated proforma premium income for fiscal year 2003

in millions of euros

	2003 premium income	2002 premium income proforma	2003 premium income at constant FX rates
Life insurance premiums written in France proforma	**4,096.2**	**4,007.7**	**4,096.2**
Non-life insurance premiums written in France proforma	**4,290.1**	**3,910.7**	**4,290.1**
Health insurance premiums written in France proforma	**1,238.8**	**1,111.2**	**1,238.8**
Life insurance outside France			
Changes scope:			
Sale of Phenix (Switzerland) as of 01/01/2003	-	(25.4)	-
Sale of AGF Allianz Chile Vida as of 01/04/2003	-	(16.2)	-
Life insurance premiums written outside France proforma	**1,507.1**	**1,478.3**	**1,516.6**
Non-life insurance outside France			
Changes in scope:			
Sale of Phenix (Switzerland) as of 01/01/2003	-	(20.6)	-
Entry of Arab International (Egypt) in 01/2003	-	12.4	-
Non-life insurance premiums written outside France proforma	**2,784.0**	**2,673.5**	**2,832.4**
Health insurance outside France			
Changes in scope:			
Sale of Phenix (Switzerland) as of 01/01/2003	-	(10.7)	-
Entry of Arab International (Egypt) in 01/2003	-	0,5	-
Health insurance premiums written outside France proforma	**338.1**	**333.0**	**357.7**
Credit insurance			
Impact of 12/2002 eliminations	-	(0,4)	-
Changes in scope:			
Change in method of consolidation for Mundialis (Cobac) in 03/2003	-	0.6	-
Entry of Hermès as of 01/07/2002	-	346.4	-
Credit insurance premiums written proforma	**1,544.5**	**1,222.2**	**1,586.8**
Assistance			
Assistance insurance premiums written proforma	**395.4**	**392.8**	**403.2**
Restated total premium income	**16,194.2**	15,129.4	16,321.8
Total impact of changes in consolidation		286.6	
Revised premiums written proforma (1)	**16,194.2**	**15,416.0**	**16,321.8**
Other credit insurance company services	**235.9**	188.2	241.2
Other assistance company services	**88.1**	96.3	93.9
Other life insurance services outside France	**25.0**	21.7	25.0
Changes in scope:			
Change in method of consolidation for Mundialis (Cobac) in 03/2003	-	0,2	-
Impact of 12/2002 eliminations	-	(0.7)	-
Entry of Hermès as of 01/07/2002	-	38.2	-
Other revised insurance services proforma (2)	**349.0**	**343.9**	**360.1**
Total restated premium income	**16,543.2**	15,435,6	16,681.9
Total impact of changes in scope:	-	324.3	-
Total revised premium income proforma (3)=(1)+(2)	**16,543.2**	**15,759.9**	**16,681.9**
Revised revenue from other activities proforma (4)	**33.4**	**33.0**	**33.4**
Total revised revenue proforma (5)=(3)+(4)	**16,576.6**	**15,792.9**	**16,715.3**
For information purposes:			
Revised gross banking income proforma	**1,698.2**	**1,657.5**	**1,698.7**

5 - Intangible assets

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Network value	**794**	805	805
Policy portfolio	**82**	93	116
Other intangible assets	**139**	147	121
Total	**1,015**	**1,045**	**1,042**

5.1 Network value

The network value arises from the booking of first consolidation differences in respect of the following companies:

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
AGF Iart	**185**	185	185
AGF Vie	**105**	105	105
AGF La Lilloise	**14**	29	29
W Finance	**18**	18	18
Royal Nederland Group (Netherlands)	**185**	184	184
Allianz Seguros Group (Spain)	**59**	63	63
AGF Belgium Group (Belgium)	**106**	108	108
Euler Hermes	**9**	9	9
Trade Indemnity (Euler Group)	**73**	61	61
SIAC/ACI Holding (Euler Group)	**39**	41	41
SNA Group (Lebanon)	**1**	2	2
Total	**794**	**805**	**805**

Changes at 31 December 2003:
The change in network value is attributable to the write-down in the network value of AGF La Lilloise (-15 million euros), and the impact of booking network values in currencies (3 million euros). See explanation in note 4 "Comparability of financial statements".

5.2 Breakdown of policy portfolio value and other intangible assets

in millions of euros

	Gross value 31.12.2003	Amortization and provisions for depreciation 31.12.2003	Net book value 31.12.2003	Net book value 31.12.2002	Net book value 31.12.2001
Policy portfolio value					
Company portfolio AGF International:					
Non-life policies	-	-	-	-	-
Life policies	**136**	(54)	82	93	116
Software	**221**	(132)	89	90	47
Other intangible assets	**106**	(55)	50	57	74
Total	**463**	**(241)**	**221**	**240**	**237**

The portfolio value was booked in respect of the Zwolsche Algemeene Group; this asset is calculated before deferred taxes and was subject to an amortisation charge to non-underwriting expenses of 11 million euros during fiscal year 2003, 23 million euros during fiscal year 2002 and 20 million euros in 2001.

6 - Goodwill

6.1 Goodwill

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Goodwill:			
Goodwill at 1 January	**1,881**	1,695	1,646
Added during reporting period (cf. 6.1.1)	**35**	370	195
Reductions due to exits from consolidation or changes in the reporting period (1)	**(72)**	(20)	(15)
Impact of foreign exchange on goodwill in other currencies (2)	**(69)**	-	-
Amortisation during the reporting period (cf. 6.3)	**(228)**	(164)	(131)
Net goodwill	**1,547**	**1,881**	**1,695**

	31.12.2003	31.12.2002	31.12.2001
AGF Group share in goodwill	1,471	1,773	1,663

(1) During fiscal year 2003, goodwill for the Hermès Group was booked at 68 mn euros

6.1.1 Main changes (excluding amortisation)

New goodwill recognised in fiscal year 2003 and in fiscal years 2002 and 2001 owed mainly for these acquisitions:

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
AGF Belgium Group (Belgium)	**-**	12	10
Zwolsche Group (Netherlands)	**-**	-	66
Hermes (Euler Group)	**-**	311	-
Others (Euler Group)	**3**	11	91
Gécina (additional purchase of securities)	**3**	1	6
Mondial Assistance Group	**2**	-	8
Sophia	**-**	1	5
Astree (Tunisia)	**-**	3	-
Dresdner RCM merged with AGF Asset Management	**-**	28	-
Dresdner Gestion Privee	**4**	-	-
Arab International Insurance (Egypt)	**20**	-	-
Colseguros Generales (Colombia)	**1**	-	-
SNA Group (Lebanon)	**-**	1	-
Santeclair	**2**	-	-
Other	**-**	2	9
New goodwill during fiscal year (2)	**35**	**370**	**195**

(2) See explanations in note 4 - "Comparability of financial statements"

6.1.2 Amortisation during 2003

Goodwill is amortised over 20 ans.

Accelerated amortisation of -102 million euros was booked under exceptional results at 31 December 2003, including -8 million relative to the Mondial Assistance Group, -5 million relative to the Arab International Insurance Company (Egypt), -6 million relative to the Adriatica Group (Venezuela), -10 million relative to AGF AZ Chile Generales Group (Chile), -50 million relative to the Colseguros Group (Colombia), -15 million relative to the Euler Group (Eurofactor) and -7 million relative to AGF Belgium bank.

Accelerated goodwill amortisation for South America closed out at 31 December 2003 related to a decision to seek market opportunities.

Amortisation expense during fiscal year 2003 relative to goodwill stood at -228 million euros.

6.1.3 Analysis by activity

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Life insurance	**347**	418	459
Non-life insurance: credit insurance	**379**	465	162
Non-life insurance: assistance	**20**	32	38
Non-life insurance: others	**733**	864	921
Banking	**37**	69	80
Other activities	**31**	33	35
Total	**1,547**	**1,881**	**1,695**

6.1.4 Analysis by country and subsidiary

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
AGF Iart (1)	**173**	185	197
AGF Vie (1)	**142**	152	162
AGF La Lilloise (1)	**-**	3	3
AGF Holding (formerly AGF Assurances) (1)	**6**	7	7
Sophia	**16**	18	21
Euler Hermes Group (2)	**144**	168	202
Gécina	**39**	39	60
Banque AGF (Oddo) (1)	**4**	4	5
Assurances Fédérales	**5**	5	6
AGF Asset Management (Dresdner RCM Gestion)	**25**	27	-
Other French companies (1)	**15**	9	10
Total France	**569**	**617**	**673**
Outside France:			
Royal Nederland Group and Zwolsche (Netherlands)(3)	**414**	440	466
AGF Belgium Group (Belgium) (3)	**80**	99	103
Allianz Seguros Group (Spain)(3)	**212**	236	253
Trade Indemnity (Euler - Great Britain)	**17**	15	16
Mondial Assistance Group (Switzerland) (4)	**20**	33	38
Ewa Life (Luxembourg)	**-**	-	2
SIAC (Euler Group - Italy)	**-**	1	1
ACI (Euler Group - United States)	**5**	6	7
Hermes (Euler & Hermes Group - Germany)	**216**	303	-
Total Europe	**1,533**	**1 750**	**1,559**
Chile (Consorcio Allianz)	**-**	15	16
Venezuela (Adriatica Group)	**-**	20	21
Colombia (Colseguros Group)	**-**	89	94
Other countries	**14**	7	5
Total outside Europe	**14**	**131**	**136**
Total	**1,547**	**1 881**	**1,695**

(1) Goodwill for AGF Iart and AGF Vie is attributable to the acquisition of Athéna and Allianz France.
(2) including Eurofactor 4 million euros
(3) Impact of conversion of goodwill in foreign currencies
(4) Exceptional amortisation for the fiscal year

6.2 Negative goodwill

Negative goodwill in the provisions for contingencies and losses (see note 17) mainly includes 3 million euros (net of amortisation since consolidation date), from the acquisition of Banque La Hénin by Enténial (formerly Comptoir des Entrepreneurs), 9 million euros of goodwill on PHRV, 7 million euros of goodwill on Euler, 4 million euros of goodwill on AGF Saint-Marc, 2 million euros of goodwill on ACAR and 4 million euros of goodwill on S.A. 38 Opéra.

Negative goodwill

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Negative goodwill:			
Goodwill at 1 January	**(35)**	(36)	(49)
Added during the reporting period	**(1)**	(6)	(2)
Reductions during the reporting period	**-**	-	7
Amortisation during the reporting period	**6**	7	8
Net goodwill	**(30)**	**(35)**	**(36)**

Changes in fiscal year 2003:

Additional negative goodwill of 1 million euros was recognised on PHRV. This deviation was written back in its entirety in fiscal year 2003.

Changes in fiscal year 2002

The rise in negative goodwill by 6 million euros was attributable to the additional acquisition of Euler-Hermès securities by AGF lart.

Changes in fiscal year 2001

The rise in goodwill of 2 million euros was attributable to the full consolidation of ACAR.

The reduction in goodwill of 7 million euros was mainly due to a correction of goodwill entered at 31 December 2000 for PHRV.

6.3 Total goodwill amortisation

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Amortisation of goodwill	**(228)**	(164)	(131)
Amortisation of negative goodwill	**6**	7	8
Amortisation expense	***(222)***	*(157)*	*(123)*
Deduction of minority interests	**10**	12	1
Exceptional items	**102**	7	17
Goodwill amortisation group share, excluding exceptional items	**(110)**	**(138)**	**(105)**

7- Companies accounted for under the equity method

7.1 Changes during reporting period

(in millions of euros)

	31.12.2003	31.12.2002	31.12.2001
Equity affiliates at 1 January 2003	**922**	823	808
Changes in scope of consolidation	**22**	62	(2)
Other changes	**(4)**	(5)	(26)
Share in income of equity affiliates	**144**	89	92
Dividends received from equity affiliates	**(52)**	(45)	(49)
Foreign exchange difference	**(2)**	(2)	-
Equity affiliates at closing	**1,030**	**922**	**823**

Entries and exits during reporting period

(in millions of euros)

	31.12.2003	31.12.2002	31.12.2001
Gécina (1)	**17**	40	7
Sophia	**1**	2	6
Vina de Larose	**-**	-	(4)
MBA Life (Malaysia)	**-**	-	(5)
Cofitem	**(1)**	1	-
PHRV	**4**	(5)	(6)
Astrée (Tunisia) (1)	**-**	4	-
Arab International Life	**(1)**	-	-
Companies of the Euler Group (1)	**10**	19	-
Allianz AGF Mat UK - Tindall Riley Marine Ltd (1)	**(7)**	-	-
Others	**(1)**	1	-
Total entries and exits during the reporting period	**22**	**62**	**(2)**

(1) See explanation in note 4 - "Comparability of financial statements"

7.2 Share in net income of companies accounted for under the equity method

in millions of euros

	31.12.2003						31.12.2002		31.12.2001	
Held companies / Stockholder	Life insurance	Non-life insurance	Banking	Others	Total % interest	Total result	Total % interest	Total result	Total % interest	Total result
Insurance:										
Astree	-	1	-	-	42.08%	1	42.08%	-	-	-
Arab International Insurance (a)	-	-	-	-	43.66%	-	39.66%	(1)	-	-
Stakes of the Euler Group (b)	-	3	-	-	70.69%	3	70.46%	2	-	-
Banking:										
Oddo	-	-	3	-	26.98%	3	26.98%	5	26.98%	10
Stakes of Entenial (b)	-	-	8	-	72.16%	8	72.16%	6	72.15%	5
Elysées Factor (Euler Group)	-	-	-	-	16.69%	-	17.00%	-	16.50%	1
Other activities:										
Gécina	80	25	-	-	22.56%	105	23.39%	40	33.27%	41
Sophia	13	4	-	-	26.53%	17	29.27%	28	28.91%	26
Cofitem	-	1	-	1	20.01%	2	21.99%	3	22.00%	2
PHRV	-	1	-	-	34.15%	1	29.39%	2	29.45%	2
Europensiones	-	-	-	4	24.50%	4	24.50%	4	24.50%	4
Others	-	-	-	-	-	-	-	-	-	1
Total	**93**	**35**	**11**	**5**		**144**		**89**		**92**

(a) Fully consolidated in 2003.

(b) Net income is attributable to the companies accounted for under the equity method by Euler and Entenial.

7.3 Breakdown of equity affiliates

in millions of euros

	31.12.2003					31.12.2002	31.12.2001
Held companies / Stockholder	Life insurance	Non-life insurance	Banking	Others	Total	Total	Total
Insurance:							
Tindall Riley Marine Ltd	-	-	-	-	-	7	8
Stakes of the Euler Group (c)	-	28	-	-	28	19	-
Others (dont Astrée)	1	7	-	-	8	8	3
Banking:							
Oddo	-	-	53	-	53	50	50
Stakes of Entenial	-	-	41	-	41	36	29
Elysées Factor (Euler Hermes Group) (d)	-	-	1	-	1	1	1
Stakdes of W Finance	-	-	3	-	3	3	7
Other activities:							
Gécina	451	138	-	2	591	492	428
Sophia (e)	187	62	-	-	249	250	236
Cofitem (e)	5	8	-	9	22	26	25
PHRV (e)	11	12	-	1	24	18	22
Europensiones	-	-	-	8	8	8	9
Others	-	-	-	2	2	4	5
Total	**655**	**255**	**98**	**22**	**1,030**	**922**	**823**

(c) Equity accounting adopted during 2002

(d) Equity accounting adopted during 2001.

(e) Equity accounting adopted during 2000.

8 - Breakdown of investments at 31 December 2003

In millions of euros

	Gross book value				Net book value				Market value				Unrealised capital gains at 31 December 2003				Unrealised capital gains at 31 December 2002				Unrealised capital gains at 31 December 2001			
	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Banking	Other
Equity affiliates (a)	905	97	28	1,030	905	97	28	1,030	1,208	97	28	1,333	303	-	-	303	200	-	-	200	196	-	-	196
Property investments	3,707	139	456	4,302	2,682	97	318	3,097	4,469	97	506	5,072	1,787	-	188	1,975	1,797	-	302	2,099	1,871	-	362	2,233
Equities and other floating income securities	12,360	872	49	13,281	11,715	797	39	12,551	11,557	802	173	12,532	(158)	5	134	(19)	(1,866)	11	120	(1,735)	1,007	11	122	1,140
Bonds and other fixed income securities and other investments (b)	47,236	2,380	650	50,266	47,205	2,372	592	50,169	49,682	2,413	592	52,687	2,477	41	-	2,518	2,728	76	-	2,804	1,519	43	-	1,562
Sub-total investments, excl. equity affiliates	63,303	3,391	1,155	67,849	61,602	3,266	949	65,817	65,708	3,312	1,271	70,291	4,106	46	322	4,474	2,659	87	422	3,168	4,397	54	484	4,935
Total investments	**64,208**	**3,488**	**1,183**	**68,879**	**62,507**	**3,363**	**977**	**66,847**	**66,916**	**3,409**	**1,299**	**71,624**	**4,409**	**46**	**322**	**4, 777**	**2,859**	**87**	**422**	**3,368**	**4,593**	**54**	**484**	**5,131**
Total listed investments	55,215	1,380	41	56,630	54,630	1,375	40	56,045	56,992	1,416	89	58,497	2,262	41	49	2,452	1,427	67	108	1,602	2,647	86	117	2,850
Total non-listed investments	8,993	2,108	1,142	12,249	7,877	1,988	937	10,802	9,924	1,993	1,210	13,127	2,147	5	273	2,325	1,432	20	314	1,766	1,946	(32)	367	2, 281
Sub-total listed/non-listed investments	**64,208**	**3,488**	**1,183**	**68,879**	**62,507**	**3,363**	**977**	**66,847**	**66,916**	**3,409**	**1,299**	**71,624**	**4,409**	**46**	**322**	**4,777**	**2,859**	**87**	**422**	**3,368**	**4,593**	**54**	**484**	**5,131**

(a) Equity affiliates were valued at their book value in consolidation, except for Gécina (formerly GFC) and Sophia, which were marked to market. Unrealised capital gains were calculated excluding goodwill.
(b) "Other investments", which includes loans and deposits, was reclassified into "bonds and other fixed income securities".
Unrealised capital gains were restated for unrealised gains on derivative instruments that were unexercised at closing.
The Group share in unrealised capital gains was 4 701 million euros at 31 December 2003, vs. 3 351 million euros at 31 December 2002 and 5 031 million euros at 31 December 2001.
The recognition of capital gains would give rise to contributions to life profit-sharing after allocations to capitalisation reserves and taking into account provisions for value impairment.
Unrealised capital gains on the statutory statements of AGF Vie and Arcalis at 31 December 2003 stood at 2 565 million euros, vs. 1 551 million at 31 December 2002 and 2 305 million at 31 December 2001.
Unrealised capital gains on the statutory statements of AGF Vie after allocation to first consolidation differences related to the formerly companies of PFA and Allianz and amounted to 2 552 million euros at 31 December 2003, vs. 1 519 million at 31 December 2002 and 2 275 million at 31 December 2001.
The allocation of the first consolidation difference to the book value of consolidated investment has already given rise, as necessary, to the recognition of a provision for profit-sharing.
Outside France, the recognition of capital gains in life companies did not lead to minimum allocation to policyholders, other than as required by regulations or contractual agreements.
The balance of provisions for value impairment at 31 December 2003 stood at 1 165 million euros (including 720 million on equities and 329 million on buildings).

8.1 Insurance company investments

in millions of euros

	31.12.2003				31.12.2002	31.12.2001
	Gross book value	Net book value	Estimated value	Unrealised net capital gains	Unrealised net capital gains	Unrealised net capital gains
Property investments	**3,707**	2,682	4,469	1,787	1,797	1,871
Equity affiliates	**905**	905	1,208	303	200	196
Other equities and floating income securities	**7,575**	7,027	7,391	364	(554)	1,212
Shares in equity-oriented investment trusts	**4,785**	4,688	4,166	(522)	(1,312)	(205)
Bonds and other fixed income securities	**39,233**	39,211	41,575	2,364	2,472	1,485
Shares in bond-oriented investments trusts	**3,244**	3,245	3,295	50	185	34
Other investments	**4,759**	4,749	4,812	63	71	-
Total investments	**64,208**	**62,507**	**66,916**	**4,409**	**2,859**	**4,593**
Total listed investments	**55,209**	54,630	56,992	2,362	1,427	2,647
Total non-listed investments	**8,999**	7,877	9,924	2,047	1,432	1,946
Sub-total listed/non-listed investments	**64,208**	**62,507**	**66,916**	**4,409**	**2,859**	**4,593**
Total life insurance investments	**47,396**	46,246	49,238	2,992	1,875	2,826
Total non-life insurance investments	**16,812**	16,261	17,678	1,417	984	1,767
Sub-total life/non-life investments	**64,208**	**62,507**	**66,916**	**4,409**	**2,859**	**4,593**

Table of significant investments representing more than 1% of the shareholders' equity of the Group in companies in which the Group held at least 5% of the share capital at 31 December 2003 (except for sister companies and equity holdings, see note 8-5)

in millions of euros

	Gross book value	Net book value	Market value	Unrealised net capital gains
AGF Actions Zone Euro	**446**	446	351	(95)
AGF Amériques	**265**	256	144	(112)
AGF Asac Actions	**171**	171	114	(57)
AGF Créactions 1	**177**	177	133	(44)
AGF Créactions 2	**114**	114	90	(24)
AGF Euribor	**203**	203	203	-
AGF Euro Actions	**450**	450	704	254
AGF Hospitalier euro	**225**	225	248	23
AGF Hospitalier. Monde	**338**	338	251	(87)
AGF Jour	**639**	639	639	-
AGF Opéra	**167**	167	127	(40)
AGF Securicash	**458**	458	461	3
AGF U.S.A.	**228**	228	220	(8)
Phénix Alternative holding 3D	**311**	311	355	44
Phénix Sécurité	**122**	122	122	-
Total investment trust shares	**4,314**	**4,305**	**4,162**	**(143)**

8.1.1 Insurance company investments at gross book value by geographic area at 31 December 2003

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	3,156	344	142	39	26	**3,707**
Equity affiliates	904	-	1	-	-	**905**
Other equities and floating income securities	6,034	1,395	104	1	41	**7,575**
Shares in equity-oriented investment trusts	4,457	269	30	1	28	**4,785**
Bonds and other fixed income securities	31,346	4,964	2,329	269	325	**39,233**
Shares in bond-oriented investments trusts	2,959	10	30	164	81	**3,244**
Other investments	2,979	1,490	226	34	30	**4,759**
Total investments	**51,835**	**8,472**	**2,862**	**508**	**531**	**64,208**
Total listed investments	45,344	6,862	2,123	406	474	**55,209**
Total non-listed investments	6,491	1,610	739	102	57	**8,999**
Sub-total listed/non-listed investments	**51,835**	**8,472**	**2,862**	**508**	**531**	**64,208**
Total life insurance investments	39,000	6,126	2,002	146	122	**47,396**
Total non-life insurance investments	12,835	2,346	860	362	409	**16,812**
Sub-total life/non-life investments	**51,835**	**8,472**	**2,862**	**508**	**531**	**64,208**

(1) The region "other" is mainly the United Kingdom.

8.1.2 Insurance company investments by geographic area at net book value at 31 December 2003

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	2,300	216	125	26	15	**2,682**
Equity affiliates	904	-	1	-	-	**905**
Other equities and floating income securities	5,805	1,088	101	1	32	**7,027**
Shares in equity-oriented investment trusts	4,376	255	29	1	27	**4,688**
Bonds and other fixed income securities	31,345	4,963	2,329	254	320	**39,211**
Shares in bond-oriented investments trusts	2,960	10	30	164	81	**3,245**
Other investments	2,977	1,482	226	34	30	**4,749**
Total investments	**50,667**	**8,014**	**2,841**	**480**	**505**	**62,507**
Total listed investments	45,096	6,549	2 120	405	460	**54,630**
Total non-listed investments	5,571	1,465	721	75	45	**7,877**
Sub-total listed/non-listed investments	**50,667**	**8,014**	**2,841**	**480**	**505**	**62,507**
Total life insurance investments	38,201	5,786	1,998	141	120	**46,246**
Total non-life insurance investments	12,466	2,228	843	339	385	**16,261**
Sub-total life/non-life investments	**50,667**	**8,014**	**2,841**	**480**	**505**	**62,507**

(1) The region "other" is mainly the United Kingdom.

8.1.3 Insurance company investments by geographic area at market value at 31 December 2003

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	3,927	273	221	33	15	**4,469**
Equity affiliates	1,207	-	1	-	-	**1,208**
Other equities and floating income securities	6,198	1,038	122	1	32	**7,391**
Shares in equity-oriented investment trusts	3,875	233	30	1	27	**4,166**
Bonds and other fixed income securities	33,272	5,211	2,515	257	320	**41,575**
Shares in bond-oriented investments trusts	3,008	10	32	164	81	**3,295**
Other investments	2,977	1,545	226	34	30	**4,812**
Total investments	**54,464**	**8,310**	**3,147**	**490**	**505**	**66,916**
Total listed investments	47,091	6,717	2,316	408	460	**56,992**
Total non-listed investments	7,373	1,593	831	82	45	**9,924**
Sub-total listed/non-listed investments	**54,464**	**8,310**	**3,147**	**490**	**505**	**66,916**
Total life insurance investments	40,788	6,008	2,179	143	120	**49,238**
Total non-life insurance investments	13,676	2,302	968	347	385	**17,678**
Sub-total life/non-life investments	**54,464**	**8,310**	**3,147**	**490**	**505**	**66,916**

(1) The region "other" is mainly the United Kingdom.

8.1.4 Insurance company investments by geographic area at unrealised capital gains at 31 December 2003

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	1,627	57	96	7	-	**1,787**
Equity affiliates	303	-	-	-	-	**303**
Other equities and floating income securities	393	(50)	21	-	-	**364**
Shares in equity-oriented investment trusts	(501)	(22)	1	-	-	**(522)**
Bonds and other fixed income securities	1,927	248	186	3	-	**2,364**
Shares in bond-oriented investments trusts	48	-	2	-	-	**50**
Other investments	-	63	-	-	-	**63**
Total investments	**3,797**	**296**	**306**	**10**	**-**	**4,409**
Total listed investments	1,995	168	196	3	-	**2,362**
Total non-listed investments	1,802	128	110	7	-	**2,047**
Sub-total listed/non-listed investments	**3,797**	**296**	**306**	**10**	**-**	**4,409**
Total life insurance investments	2,587	222	181	2	-	**2,992**
Total non-life insurance investments	1,210	74	125	8	-	**1,417**
Sub-total life/non-life investments	**3,797**	**296**	**306**	**10**	**-**	**4,409**

(1) The region "other" is mainly the United Kingdom.

8.1.5 Insurance company investments by geographic area at gross book value at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	3,291	347	105	46	53	**3,842**
Equity affiliates	802	-	1	1	-	**804**
Other equities and floating income securities	7,642	1,622	87	16	65	**9,432**
Shares in equity-oriented investment trusts	5,081	250	156	-	31	**5,518**
Bonds and other fixed income securities	29,422	4,613	1,730	513	514	**36,792**
Shares in bond-oriented investments trusts	965	-	79	86	-	**1,130**
Other investments	2,422	1,340	379	27	22	**4,190**
Total investments	**49,625**	**8,172**	**2,537**	**689**	**685**	**61,708**
Total listed investments	43,393	6,127	1,460	434	607	**52,021**
Total non-listed investments	6,232	2,045	1,077	255	78	**9,687**
Sub-total listed/non-listed investments	**49,625**	**8,172**	**2,537**	**689**	**685**	**61,708**
Total life insurance investments	37,867	5,827	1,817	333	210	**46,054**
Total nonlife insurance investments	11,758	2,345	720	356	475	**15,654**
Sub-total life/non-life investments	**49,625**	**8,172**	**2,537**	**689**	**685**	**61,708**

(1) The region "other" is mainly Switzerland and the United Kingdom.

8.1.6 Insurance company investments by geographic area at net book value at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	2,457	228	89	33	41	**2,848**
Equity affiliates	802	-	1	1	-	**804**
Other equities and floating income securities	7,078	1,441	85	15	48	**8,667**
Shares in equity-oriented investment trusts	4,786	230	156	-	29	**5,201**
Bonds and other fixed income securities	29,395	4,613	1,730	504	506	**36,748**
Shares in bond-oriented investments trusts	965	-	79	86	-	**1,130**
Other investments	2,422	1,332	379	27	21	**4,181**
Total investments	**47,905**	**7,844**	**2,519**	**666**	**645**	**59,579**
Total listed investments	42,118	5,934	1,460	433	580	**50,525**
Total non-listed investments	5 787	1,910	1,059	233	65	**9,054**
Sub-total listed/non-listed investments	**47,905**	**7,844**	**2,519**	**666**	**645**	**59,579**
Total life insurance investments	36,594	5,580	1,813	327	199	**44,513**
Total non-life insurance investments	11,311	2,264	706	339	446	**15,066**
Sub-total life/non-life investments	**47,905**	**7,844**	**2,519**	**666**	**645**	**59,579**

(1) The region "other" is mainly Switzerland and the United Kingdom.

8.1.7 Insurance company investment by geographic area at market value at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	4,137	277	144	46	41	**4,645**
Equity affiliates	1,002	-	1	1	-	**1,004**
Other equities and floating income securities	6,883	1,081	90	13	46	**8,113**
Shares in equity-oriented investment trusts	3,550	184	126	-	29	**3,889**
Bonds and other fixed income securities	31,389	4,899	1,899	518	515	**39,220**
Shares in bond-oriented investments trusts	1,145	-	84	86	-	**1,315**
Other investments	2,421	1,403	379	27	22	**4,252**
Total investments	**50,527**	**7,844**	**2,723**	**691**	**653**	**62,438**
Total listed investments	43,493	5,813	1,611	448	587	**51,952**
Total non-listed investments	7,034	2,031	1,112	243	66	**10,486**
Sub-total listed/non-listed investments	**50,527**	**7,844**	**2,723**	**691**	**653**	**62,438**
Total life insurance investments	38,246	5,637	1,963	342	200	**46,388**
Total non-life insurance investments	12,281	2,207	760	349	453	**16,050**
Sub-total life/non-life investments	**50,527**	**7,844**	**2,723**	**691**	**653**	**62,438**

(1) The region "other" is mainly Switzerland and the United Kingdom.

8.1.8 Insurance company investments by geographic area at unrealised capital gains at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Other (1)	Total
Property investments	1,680	49	55	13	-	**1,797**
Equity affiliates	200	-	-	-	-	**200**
Other equities and floating income securities	(195)	(360)	5	(2)	(2)	**(554)**
Shares in equity-oriented investment trusts	(1,236)	(46)	(30)	-	-	**(1,312)**
Bonds and other fixed income securities	1,993	286	169	14	10	**2,472**
Bond-oriented investments trusts	180	-	5	-	-	**185**
Other investments	-	71	-	-	-	**71**
Total investments	**2,622**	**-**	**204**	**25**	**8**	**2,859**
Total listed investments	1,374	(121)	151	15	8	**1,427**
Total non-listed investments	1,248	121	53	10	-	**1,432**
Sub-total listed/non-listed investments	**2,622**	**-**	**204**	**25**	**8**	**2,859**
Total life insurance investments	1,653	57	150	15	-	**1,875**
Total non-life insurance investments	969	(57)	54	10	8	**984**
Sub-total life/non-life investments	**2,622**	**-**	**204**	**25**	**8**	**2,859**

(1) The region "other" is mainly Switzerland and the United Kingdom.

8.2 Banking sector investments

in millions of euros

8.2.1 Summary of banking investments

	31.12.2003				31.12.2002	31.12.2001 pro forma
	Gross book value	Net book value	Market value	Net unrealised capital gains	Net unrealised capital gains	Net unrealised capital gains
Property investments	**139**	97	97	-	-	-
Equity affiliates	**97**	97	97	-	-	-
Non-consolidated subsidiaries	**88**	30	34	4	11	8
Securities portfolio						
Other equities and floating income securities	**768**	753	754	1	-	3
Shares of equity-oriented investments trusts	**16**	14	14	-	-	-
Bonds and other fixed income securities	**2,378**	2,370	2,411	41	76	43
Shares of bond-oriented investments trusts	**2**	2	2	-	-	-
Other investments	**-**	-	-	-	-	-
Sub-total	**3,164**	**3,139**	**3,181**	**42**	**76**	**46**
Total investments	**3,488**	**3,363**	**3,409**	**46**	**87**	**54**
Total listed investments	**1,380**	1,375	1,416	41	67	86
Total non-listed investments	**2,108**	1,988	1,993	5	20	(32)
Sub-total listed/non-listed investments	**3,488**	**3,363**	**3,409**	**46**	**87**	**54**

in millions of euros

8.2.2 Changes in securities portfolio

	Gross value at opening	Acquisitions	Disposals	Reimbursements	Conversion	Other changes	Gross value at closing
Trading account securities	5	19	-	-	-	-	**24**
Investment securities held for sale	3,164	1,241	(842)	(533)	-	-	**3,030**
Investment securities	717	-	-	(621)	-	-	**96**
Equity securities held for investment	14	-	-	-	-	-	**14**
Total investment portfolio	**3,900**	**1,260**	**(842)**	**(1,154)**	**-**	**-**	**3,164**

in millions of euros

	Provisions at opening	Contributions to provisions	Write-backs of provisions	Other changes	Gross value at closing
Trading account securities	-	-	-	-	-
Investment securities held for sale	(32)	(7)	17	11	**(11)**
Investment securities (counterparty risk)	(1)	-	-	1	**-**
Equity securities held for investment	(14)	-	-	-	**(14)**
Total provisions	*(47)*	*(7)*	*17*	*12*	**(25)**
Net value of investment portfolio	**3,853**	**-**	**-**	**-**	**3,139**

in millions of euros

8.2.3 Breakdown of investments by category at 31 December 2003

	Trading account securities	Investment securities held for sale	Investment securities	Equity securities held for investment	Total receivables	Total
Bonds and other fixed income securities	24	2,234	96	-	18	**2,372**
Equities and other floating income securities	-	767	-	-	-	**767**
Total	**24**	**3,001**	**96**	**-**	**18**	**3,139**

8.2.3.1 Breakdown of equities and other floating income securities at 31 December 2003

in millions of euros

	Breakdown of investment trusts
Geographic breakdown	
French investment trusts	3
Foreign investment trusts	11
Sub-total	**14**
Capitalisation distribution investment trust	
Capitalisation investment trust	3
Other investment trusts	11
Sub-total	**14**
Other equities	753
Total equities and other floating income securities	**767**

8.2.3.2 Bonds: Distribution and maturity at 31 December 2003

in millions of euros

Bonds	
French government	96
Foreign governments	345
Other French public sector entities	17
Other foreign public sector entities	-
Private and other	1,894
Related receivables	18
Sub-total	**2,370**
Bond-oriented investment trusts	
French public sector entities	-
Foreign public sector entities	-
Private and other	2
Sub-total	**2**
Total bonds and other fixed income securities	**2,372**

in millions of euros

Maturities	Less than 3 months	From 3 mos. to 1 years	From 1 to 5 years	More than 5 years	Total
Bonds and other fixed income securities	**996**	**64**	**954**	**358**	**2,372**

8.3 Investments of other companies

in millions of euros

	31.12.2003				31.12.2002	31.12.2001
	Gross book value	Net book value	Market value	Net unrealised capital gains	Net unrealised capital gains	Net unrealised capital gains
Property investments	**456**	318	506	188	302	362
Equity affiliates	**28**	28	28	-	-	-
Other equities and floating income securities	**47**	37	171	134	120	123
Shares in equity-oriented investment trusts	**2**	2	2	-	-	(1)
Bonds and other fixed income securities	**26**	26	26	-	-	-
Shares in bond-oriented investment trusts	**7**	7	7	-	-	-
Other investments	**617**	559	559	-	-	-
Total investments	**1,183**	**977**	**1,299**	**322**	**422**	**484**
Total listed investments	**41**	40	89	49	108	117
Total non-listed investments	**1,142**	937	1,210	273	314	367
Sub-total listed/non-listed investments	**1 ,183**	**977**	**1,299**	**322**	**422**	**484**

Table of major investments representing more than 1% of shareholders' equity of the Group in companies in which the Group held at least 5% of share capital at 31 December 2003 (except for sister companies and equity holdings, see note 8-5)

None

Information on long-term portfolio investments

None.

8.4 Investments representing unit-linked policies

in millions of euros

	31.12.2003 Net book value	31.12.2002 Net book value	31.12.2001 Net book value
Unit-linked investments: properties	**58**	59	60
Unit-linked investments: floating income securities	**356**	1,366	1,367
Unit-linked investments: equity-oriented investment trusts	**7,055**	5,071	5,445
Unit-linked investments: fixed income securities	**364**	823	874
Unit-linked investments: bond-oriented investment trusts	**468**	875	941
Total unit-linked investments	**8,301**	**8,194**	**8,687**

8.5 Investments in affiliated enterprises, joint ventures and associated enterprises and equity holdings at 31 December 2003

in millions of euros

	Percent held at 31.12.2003	Share capital at 31.12.2002	Net income at 31.12.2002	31.12.2003 Net book value Equities	Net book value Bonds	Net book value Loans	Net book value Total	Market value Equities	Market value Bonds	Market value Loans	Market value Total
Affiliated enterprises											
Allianz Marine Aviation (ex AGF Mat) (1) 23/27 rue Notre Dame des Victoires 75002 Paris	N/A	N/A	N/A	-	-	256	256	-	-	256	256
Allianz AG (2) Königin strasse 28 - 30802 Munich - Germany	N/A	N/A	N/A	-	-	1,200	1,200	-	-	1,200	1,200
Dresdner Bank Jürgen-Ponto-Platz 1 - 60329 Frankfurt - Germany	N/A	N/A	N/A	-	30	-	30	-	30	-	30
Allianz Finance BV Keizersgracht 484 - 1017 Amsterdam - Netherlands	N/A	N/A	N/A	-	10	-	10	-	10	-	10
Equity holdings											
Worms (formerly Someal) (3) 55 rue de la Boétie 75008 Paris	14.82%	2,157	190	260	-	-	260	292	-	-	292
Bolloré Investissements Tour Bolloré, 31-32 Quai de Dion-Bouton - 92811 Puteaux Cedex	15.99%	791	60	58	-	-	58	172	-	-	172
Gras Savoye 2-8, rue Ancelle - 92202 Neuilly sur Seine	10.00%	71	19	23	-	-	23	23	-	-	23
Harwanne 9-11 rue du Prince, Case postale 5796 - 1211 Geneva 3 - Switzerland	17.51%	121	(4)	18	-	-	18	13	-	-	13
Others (book value less than 10 million euros and held at more than 10%)				98	-	-	98	142	-	-	142
Investments in affiliated enterprises and equity holding				**457**	**40**	**1,456**	**1,953**	**642**	**40**	**1,456**	**2,138**

(1) A loan to AGF Mat by AGF Holding.
(2) Loans to Allianz AG: one by AGF Vie for 700 million euros and the other by AGF IART for 500 million.
(3) The ownership of Someal shares is due to the contribution by AGF Iart and AGF Vie of their Worms shares, pursuant to the agreement entered into in the tender offer on Athena. A shareholders' pact (family shareholders, IFIL, and AGF) gives IFIL a preemptive right on the Worms shares held by the other parties. This right is exercised at the price of the third party offerer.

in millions of euros

Breakdown of investments in sister companies by type of company

	Equities	Bonds	Loans	Total
Insurance	397	-	1,200	**1,597**
Banking	30	40	-	**70**
Others	30	-	256	**286**
Investments in sister companies	**457**	**40**	**1,456**	**1,953**

8.6 Breakdown of investments by geographic areas (including investments in unit-linked)

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
	(in market value)		
France	**64,131**	60,783	60,347
Belgium	**6,519**	6,538	6,428
Spain	**3,271**	2,889	2,675
Netherlands	**4,793**	4,639	4,809
Rest of Europe (1)	**283**	547	654
Total Europe	**78,997**	**75,396**	**74,913**
Brazil	**368**	269	527
Rest of South America	**320**	528	574
Others	**240**	131	135
Total	**79,925**	**76,324**	**76,149**

(1) "Rest of Europe" is mainly Switzerland up through 2002 and the United Kingdom

The breakdown of investments by geographic area deals with the subsidiaries of AGF International. The other Group companies are grouped under "France", including in particular the non-French subsidiaries of Euler Hermes and Mondial Assistance.

9 - *Direct insurance and reinsurance receivables*

9.1 Gross value, reserves and net book value of direct insurance and reinsurance receivables

in millions of euros

	Gross value at 31.12.2003	Reserves at 31.12.2003	Net book value at 31.12.2003	Net book value at 31.12.2002	Net book value at 31.12.2001
Policyholder loans (1)	827	(39)	**788**	1,451	1,344
Loans to intermediaries	1,607	(99)	**1,508**	1,462	1,786
Premiums earned but not yet written	185	-	**185**	195	200
Total direct insurance receivables	**2,619**	**(138)**	**2,481**	**3,108**	**3,330**
Reinsurance receivables	**652**	**(45)**	**607**	**542**	**763**
Total	**3,271**	**(183)**	**3,088**	**3,650**	**4,093**

(1) The change is mainly explained by a reduction (570 million euros) in arrears accounts of AGF Vie.

9.2 Breakdown of direct insurance and reinsurance receivables at 31 December 2003

in millions of euros

	Less than 3 mos.	3 months to 1 years	From 1 to 5 years	More than 5 years	Total
Direct insurance receivables (a)	444	2,034	2	-	**2,480**
Reinsurance receivables	86	518	4	-	**608**
Total	**530**	**2,552**	**6**	**-**	**3,088**

(a) Receivables arising from the insurance operations of AGF Iart and AGF Vie have been considered to be short-term receivables (less than 1 year)

10 - Due from banking customers

10.1 Breakdown of amounts due from banking customers

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Trade loans	**1,858**	2,099*	1,869
Short-term credits	**561**	617	694
Mortgage loans	**9,361**	8,869	8,351
Equipment loans	**1,595**	1,525	1,569
Overdraft loans	**88**	252	228
Total gross loans	**13,463**	**13,362**	**12,711**
Doubtful loans	**463**	493	574
Provisions for doubtful loans	**(249)**	(315)	(306)
Total net doubtful loans	**214**	**178**	**268**
Related customer receivables	**4**	47	99
Leasing and similar transactions	**320**	250	199
Doubtful loans - leasing and similar transactions	**4**	5	5
Provisions and write-downs of leases and similar loans	**(58)**	(45)	(47)
Loans related to leases and similar transactions	**2**	2	3
Total leasing and similar transactions	**268**	**212**	**160**
Equity loans	**-**	-	-
Total due from banking customers	**13,949**	**13,799**	**13,238**
* Reclassifications	**-**	(293)	-
Balance sheet amount	**13,949**	**13,506**	**13,238**

* 293 million euros classified incorrectly in other receivables at 31 December 2002 was reclassified in loans from banking customers.

10.2 Breakdown by maturities

in millions of euros

	Less than 3 months	From 3 mos. to 1 years	From 1 to 5 years	More than 5 years	Total
Customer loans	733	2,790	3,333	6 ,825	**13,681**
Leasing and similar transactions	-	-	268	-	**268**
Total due from banking customers	**733**	**2,790**	**3,601**	**6,825**	**13,949**

10.3 Doubtful loans

in millions of euros

Doubtful loans at opening	**178**
- Increase	38
- Decrease	(57)
- Recovery	(51)
- Write-off	(1)
- Change in scope of consolidation	(5)
Change in provision	**55**
Doubtful loans at closing	**214**

11 - Due from banking sector companies

11.1 Breakdown by AGF business segment

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Insurance companies			
Bank deposits	**813**	991	1,069
Provisions against bank deposits	**(18)**	(6)	(1)
Net	**795**	**985**	**1,068**
Other businesses			
Bank deposits	**71**	108	245
Provisions against bank deposits	**-**	-	(15)
Net	**71**	**108**	**230**
Banking activity			
Interbank transactions			
Cash in hand, central banks, post office banks	**594**	527	241
Provisions against cash in hand, central banks, post office banks	**(2)**	-	(2)
Sight transactions	**763**	273	545
Provisions against sight transactions	**(52)**	-	(6)
Term transactions	**486**	113	279
Provisions against term transactions	**(4)**	(1)	(2)
Net	**1,785**	**912**	**1,055**
Total due from banking sector companies	**2,651**	**2,005**	**2,353**

The change in amounts due from banking sector companies owed to:
- the increase in sight transactions due mainly to Entenial.
- the increase in term transactions, which was mainly attributable to Banque AGF, which replaced its cash (generated by the removal of securities in assets) by pensions delivered to banking counterparties.

11.2 Breakdown by maturity at 31 December 2003

in millions of euros

	Less than 3 months	3 months to 1 years	1 to 5 years	More than 5 years	Total
Total due from banking sector companies	**1,712**	**797**	**141**	**1**	**2,651**

12 - Other receivables

12.1 Gross value, reserves and net book value of other receivables

in millions of euros

By type of borrower:	31.12.2003			31.12.2002	31.12.2001
	Gross value	Provisions	Net book value at	Net book value	Net book value
Insurance companies	1,081	(81)	**1,000**	1,072	1,130
Banks	265	(3)	**262**	242	272
Other activities (including property companies	187	(12)	**175**	227	267
Sub-total, excl. deferred tax assets	**1,533**	**(96)**	**1,437**	**1,541**	**1,669**
Deferred tax assets			**223**	132	-
Total	**1,533**	**(96)**	**1,660**	**1,673**	**1,669**
Reclassification				293 *	
Total on balance sheet				**1,966**	

* 293 million euros incorrectly classified under other receivables at 31 December 2002 was reclassified in due from banking sector companies

in millions of euros

By type of receivable:	31.12.2003	31.12.2002	31.12.2001
Other borrowers	**839**	1,016	1,385
Service advances	**148**	129	98
Conditional instruments purchased	**147**	117	87
Current accounts with unconsolidated subsidiaries	**168**	93	93
Receivables on other taxes	**159**	172	86
Corporate taxes	**57**	91	55
Financial intermediaries	**4**	8	12
Commercial property operations	**5**	-	-
Salary advances	**6**	6	5
Total other receivables (gross)	**1,533**	**1,632**	**1,821**

12.2 Breakdown in other net receivables by maturity (excl. deferred tax assets) at 31 December 2003

in millions of euros

	Less than 3 months	From 3 mos. to 1 years	From 1 to 5 years	More than 5 years	Total
Insurance	222	536	239	3	**1,000**
Banks	59	69	73	61	**262**
Other activities (incl. property companies)	81	67	27	-	**175**
Total	**362**	**672**	**339**	**64**	**1,437**

13 - *Other assets*

13.1 Breakdown by segment

in millions of euros

	Net book value at 31.12.2003	Net book value at 31.12.2002	Net book value at 31.12.2001
Life insurance	**56**	73	63
Non-life insurance	**190**	202	224
Sub-total insurance	**246**	**275**	**287**
Banking	**277**	261	251
Other activities (incl. property)	**264**	223	121
Total	**787**	**759**	**659**

13.2 Gross value, reserve and net book value of other assets

in millions of euros

	Gross value	Provision and amortisation	Net book value at 31.12.2003	Net book value at 31.12.2002	Net book value at 31.12.2001
Leased assets	3	-	**3**	7	3
Other tangible assets	772	(507)	**265**	294	300
Inventories	287	-	**287**	247	110
Other	232	-	**232**	211	246
(Proportion of treasury shares in other)	1	-	**1**	1	3
Total	**1,294**	**(507)**	**787**	**759**	**659**

14 - Pre-payments and accrued income

14.1 Breakdown by segment

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Insurance	**3,321**	3,069	3,365
Banking	**356**	349	348
Others	**28**	33	30
Pre-payments and accrued income	**3,705**	**3,451**	**3,743**

14.2 Breakdown by type of account

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Deferred life business acquisition costs (a)	**1,317**	1,315	1,279
Deferred non-life business acquisition costs	**339**	341	361
Total deferred acquisition costs	**1,656**	**1,656**	**1,640**
Reinsurance underwriting valuations	**270**	248	200
Accrued interest and rental income	**1,094**	1,087	1,099
Expenses to amortise over several years	**111**	70	66
Option premiums	**174**	61	12
Accrued swap interest	**192**	164	148
Other	**208**	165	578
Total other pre-payments and accrued income	**2,049**	**1,795**	**2,103**
Total	**3,705**	**3,451**	**3,743**

(a) The deferred costs for acquiring new life business that exceeded the zillmerisation difference related mainly to AGF Vie (988 million euros at 31 December 2003, compared with 960 million at 31 December 2002).

14.3 Deferred life acquisition costs by country

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
France	**1,108**	1,102	1,078
Belgium	**108**	109	108
Netherlands	**87**	74	66
Spain	**13**	13	11
Rest of Europe	**-**	10	8
Total Europe	**1,316**	**1,308**	**1,271**
Other	**1**	7	8
Total	**1,317**	**1,315**	**1,279**

15 - Group shareholders' equity

15.1 Change in shareholders' equity at 31 December 2003

in millions of euros

	Share capital	Share premium account	Consolidated reserves	Net income for the period	Other			Total shareholders' equity
					Exchange differences (c)	Treasury shares (a)	Total Other	
Proforma shareholders' equity at 31 December 2001	**844**	**2,568**	**2,845**	**732**	**1**	**(855)**	**(854)**	**6,135**
Share capital increase	11	71	1	-	-	-	-	83
Recording of treasury shares in shareholders' equity (a)	-	-	1	-	-	15	15	16
Foreign currency exchange differences	-	-	-	-	(126)	-	(126)	(126)
Dividends paid (b)	-	-	(203)	(253)	-	-	-	(456)
Allocation of 2001 net income to reserves	-	-	479	(479)	-	-	-	-
Provisions for impairment of asset values	-	-	22	-	-	-	-	22
Other changes (d)	-	-	28	-	-	-	-	28
Income to the consolidating company	-	-	-	268	-	-	-	268
Proforma shareholders' equity at 31 December 2002	**855**	**2,639**	**3,173**	**268**	**(125)**	**(840)**	**(965)**	**5,970**
Share capital increase	6	38	-	-	-	-	-	44
Recording of treasury shares in shareholders' equity (a)	-	-	(9)	-	-	90	90	81
Foreign currency exchange differences	-	-	-	-	(89)	-	(89)	(89)
Change in the method of accounting for goodwill and network value denominated in foreign currencies (c)	-	-	39	-	(76)	-	(76)	(37)
Dividends paid (b)	-	-	-	(186)	-	-	-	(186)
Allocation of 2002 net income to reserves	-	-	82	(82)	-	-	-	-
Provisions for impairment of asset values	-	-	6	-	-	-	-	6
Other changes (d)	-	-	(26)	-	-	-	-	(26)
Income to the consolidating company	-	-	-	763	-	-	-	763
Shareholders' equity at 31 December 2003	**861**	**2,677**	**3,265**	**763**	**(290)**	**(750)**	**(1,040)**	**6,526**

Conversion from shareholders' equity at 31 December 2001, as published, to pro forma presentation (see Note 4 "Comparability of financial statements").

in millions of euros

Published shareholders' equity	6,120
Restatement via profit & loss statement of AGF International's 2001 provision for unrealised capital loss exposures	15
Pro forma shareholders' equity	**6,135**

in millions of euros

Breakdown of capital increase	Number of shares	Issue price	Share capital	Share premiums	Reserves	Total
Position at 1 January 2003	186,906,160					
Options exercised (granted in 1996)	50,955	23.39	233	936	23	1,192
Options exercised (granted in 2002)	1,220	33.66	5	35	1	41
New shares issued to employees	1,214,304	43.52	5,554	36,539	555	42,648
Total capital increases	**1,266,479**	-	**5,792**	**37,510**	**579**	**43,881**
Position at 31 December 2003	**188,172,639**					

(a) Recording of treasury shares to shareholders' equity

Pursuant to the provisions of the law of 2 July 1998, shareholders approved the buyback of shares up to a maximum of 10% of share capital at the 4 June 1999 AGM.

Pursuant to opinion 98 – D of the Emergency Meeting of the Comité National de Comptabilité ("CNC", or national accounting committee), these shares were deducted from shareholders' equity.

At 31 December 2001, 15,554,261 shares, or 8.4% of share capital with a book value of 855 million euros were reduced from share capital.

In fiscal year 2002, AGF acquired 946,949 shares for 48 million euros and sold 1,150,160 shares with a book value of 63 million euros.

At 31 December 2002, 15,351,050 shares, or 8.2% of share capital with a book value of 840 million euros were reduced from share capital.

In fiscal year 2003, AGF acquired 29,389 shares for 1 million euros and sold 1,777,052 shares with a book value of 91 million euros.

At 31 December 2003, 13,603,387 shares, or 7.2% of share capital with a book value of 750 million euros were reduced from share capital.

In fiscal year 2002, the sale of 1,150,160 shares gave rise to a capital gain of 1.6 million euros. The corresponding tax amounted to 0.6 million euros. The after-tax capital gain of 1 million euros was reclassified in consolidated reserves.

In fiscal year 2003, the sale of 1,777,052 shares gave rise to a capital loss of 13.2 million euros. The corresponding tax amounted to 4.7 million euros. The after-tax capital loss of 8.5 million euros was reclassified in consolidated reserves.

In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

At 31 December 2003, after taking into account transactions under the liquidity contract, AGF held 13,624,919 shares in treasury, including 1,539,728 bearer shares under the liquidity contract, out of a total of outstanding 188,172,639 shares.

in millions of euros

	Quantity	Book value
Position at 1 January 2002	**15,554,261**	**855**
Fiscal year acquisitions	946,949	48
Fiscal year divestments	(1,150,160)	(63)
Changes during fiscal year	(203,211)	(15)
Position at 1 January 2003	**15,351,050**	**840**
Fiscal year acquisitions	29,389	1
Fiscal year divestments	(1,777,052)	(91)
Changes during fiscal year	(1,747,663)	(90)
Position at 31 December 2003	**13,603,387**	**750**

(b) Dividends

At the 14 May 2002 AGM, the shareholders approved a dividend of 456 million euros. After subtracting withholding tax of 116 million euros and taking into account the 14,676,912 shares AGF held in treasury on 14 May 2002, the dividend payable on the remaining 170,054,222 shares was 340 million euros, or a net dividend of 2 euros per share, plus the applicable tax credit.

At the 26 May 2003 AGM, the shareholders approved a dividend of 186 million euros. After subtracting withholding tax of 14 million euros and taking into account the 15,416,524 shares AGF held in treasury on 26 May 2003, the dividend payable on the remaining 171,489,636 shares was 172 million euros, or a net dividend of 1 euro per share, plus the applicable tax credit.

(c) Foreign currency exchange difference

At 31 December 2003, shareholders' equity included an unrealised loss due to foreign currency exchange differences of 290 million euros vs. an unrealised loss of 125 million euros at 31 December 2002. The increase of 165 million euros included a loss of 76 million euros, reflected on the opening balance sheet, related to the change in the accounting method for foreign-currency denominated goodwill and network value of foreign subsidiaries.

Impact of change in accounting method

in millions of euros

	Conversion difference	Consolidated reserves	Shareholders' equity
Network value denominated in foreign currencies	10	-	10
Goodwill denominated in foreign currencies	(86)	39	(47)
Total	**(76)**	**39**	**(37)**

At 31 December 2003, the foreign currency exchange difference from euro-zone currencies stood at -69 million euros, vs. -26 million euros at 31 December 2002. The variation of -43 million euros resulted from the change in the method of accounting for foreign-currency denominated goodwill and network value of foreign subsidiaries in the euro zone.

The foreign currency exchange difference from South American countries stood at -180 million euros, vs. -114 million euros at 31 December 2002. The variation of -66 million euros included -54 million euros, reflected on the opening balance sheet, related to the change in the accounting method for foreign-currency denominated goodwill and network value of foreign subsidiaries in South America.

(d) Other changes include:

At 31 December 2002:

- correction for the impact of the new methodology as of 1 January 2001 concerning in particular deferred taxes (11 million euros) and deferred profit sharing related to the restatement of mathematical reserves (11 million euros).

At 31 December 2003:

- new provisions for major repairs under the CRC's rule n° 02-10 (22 million euros net of tax)
- the impact of new rules regarding French inflation-indexed government bonds (OATi) under the CNC's opinion n° 97-06 (1 million euros net of tax)
- deferred tax on impairment provisions booked to shareholders' equity (5 million euros)

15.2 Capitalisation reserve

The capitalisation reserve appears as a separate line item within shareholders' equity.

Pursuant to CRC rule 2000.05, the capitalisation reserve has been eliminated from the consolidated accounts. The changes booked to the capitalisation reserve during the fiscal year were reversed and booked to net income and the corresponding deferred profit-sharing accounts.

At 31 December 2003, the capitalisation reserve (group share) totalled 1,214 million euros, vs. 1,067 million euros at 31 December 2002. Adjusted for deferred profit-sharing, the net impact of the capitalisation reserve on the consolidated reserve totalled 1,050 million euros, vs. 893 million euros at 31 December 2002.

15.3 Fund for general banking risks (FGBR)

Le FGBR, presented on the balance sheet as distinct from shareholders' equity, was composed of 8 million euros (group share: 5.9 million euros) deriving from Entenial and 10 million euros (group share: 7 million euros) deriving from Euler.

15.4 Booking of goodwill to shareholders' equity

Goodwill gave rise to direct charges to share capital in proportion to acquisitions financed through share conversions, as follows:

- Athéna for 386 million euros in 1997, increased by 40 million euros in 1998 to a total of 426 million euros.

Subsequent to the sale of 50% of Athéna Seguros in the first half of 1999, half of goodwill booked to shareholders' equity in 1997, or 25 million euros, was reduced from consolidated capital gains.

Subsequent to the sale of SPS, goodwill booked to shareholders' equity in 1997, or 16 million euros, was reduced from consolidated capital gains.

The sale of AGF MAT on 31 December 2001 gave rise to a write-back of 6 million euros in goodwill related to Athéna, allocated to the Transport business and booked to shareholders' equity. This amount was written down in 2001.

The theoretical yearly amortisation over 20 years is 19 million euros.

- Allianz France for 121 million euros in 1998, restated by 7 million euros at 31 December 1999 (theoretical yearly amortisation over 20 years of 6 million euros).
- Trade Indemnity for 47 million euros in 1996 (theoretical yearly amortisation over 20 years of 2 million euros).

15.5 Changes in provisions for impairment of asset value charged to shareholders' equity

in millions of euros

	31.12.2003	31.12.2002	31.12.2001 pro forma
Balance of provisions at 1 January	300	327	360
Change in percentage interest	-	-	-
Use of provisions in profit and loss	-	(5)	(4)
Write-back of provisions to reserves	(6)	(22)	(29)
Balance of provisions charged to shareholders' equity	**294**	**300**	**327**

Pursuant to an opinion rendered by the CNC, provisions for impairment of asset value charged to shareholder accounts at 1 January 1995 were only written back to earnings to the extent that they could offset capital losses equal to or greater than the write-back amount. In fiscal years 2002 and 2001, divestments of assets that had been subject to impairment provisions booked to shareholder accounts at 1 January 1995 gave rise to capital losses of 5 and 4 million euros, respectively.

Dilutive instruments

Outstanding dilutive instruments at 31 December 2003 included 3,039,708 shares reserved for employee stock options.

in millions of euros

	Number of shares	Issue price	Shareholders' equity
Stock options granted in 1996	146,529	23.39	3
Stock options granted in 1997	43,657	31.92	1
Stock options granted in 1998	882,492	42.59	38
Stock options granted in 2002	848,780	33.66	29
Stock options granted in 2003	1,118,250	42.64	48
Total	**3,039,708**		**119**

In addition, 2,856,949 shares worth 144 million euros and available for issue to employees under stock option plans for the 1999, 2000 and 2001 fiscal years were deducted from shareholders' equity.

15.6 Number of outstanding shares

	31.12.2003	31.12.2002	31.12.2001
Total number of shares	**188,172,639**	186,906,160	184,680,634
Number of outstanding shares	**174,569,252**	**171,555,110**	**169,126,373**
Weighted number of outstanding shares	**172,934,005**	**170,170,920**	**167,931,810**

15.7 Earnings per share

	31.12.2003	31.12.2002	31.12.2001 pro forma	31.12.2001
Consolidated net income, group share (in millions of euros)	**763**	268	732	717
Weighted number of outstanding shares	**172,934,005**	170,170,920	167,931,810	167,931,810
Undiluted earnings per share (in euros)	**4.41**	1.57	4.36	4.27
Number of shares, including dilutive instruments (1)	**180,465,909**	176,394,379	174,051,023	174,051,023
Fully-diluted earnings per share (in euros)	**4.23**	1.52	4.21	4.12

(1) The number of shares at 31 December 2003 and 31 December 2002 included 2,856,949 shares held in treasury and available for issue to employees who exercise purchase options (vs. 3,005,600 shares at 31 December 2001).

16 - Minority interests

in millions of euros

Changes during reporting period

	31.12.2003	31.12.2002	31.12.2001
Minority interests at 1 January	**547**	536	603
Foreign currency exchange differences	**(9)**	(29)	3
Share of net income accruing to minority interests	**64**	54	54
Dividends received/paid by minority interests	**(20)**	(25)	(24)
Changes in capitalisation reserve	-	-	-
Changes in scope of consolidation and share capital increases	**2**	11	(100)
Total	**584**	**547**	**536**

The changes in scope of consolidation were mainly attributable to:

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Euler Hermes	**4**	18	(90)
AGF Mat (b)	**-**	-	6
AGF Benelux Group	**-**	(9)	(9)
Mondial Assistance Group (Switzerland)	**(6)**	-	(3)
Athéna Afrique Group	**-**	-	(1)
Génération Vie (a)	**-**	4	-
Arab International Group	**1**	(2)	-
AGF RAS Group (Spain)	**3**	-	-
Other	**-**	-	(3)
Total	**2**	**11**	**(100)**

(a) Génération Vie entered AGF's scope of consolidation as of 31 December 2002.
(b) AGF Mat exited AGF's scope of consolidation as of 31 December 2001.

Minority interest mainly comprised the following companies:

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Euler Hermes	**336**	325	323
Entenial	**155**	127	94
AGF Belgium	**20**	25	40
AGF Brazil	**16**	15	29
SNA group (Lebanon)	**15**	18	22
AGF RAS group (Spain)	**14**	9	11
Mondial Assistance Group (Switzerland)	**2**	6	6
Other	**26**	22	11
Total	**584**	**547**	**536**

17 - Provisions for contingencies and losses

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Provision for retirement and related commitments (a)	**410**	359	349
Deferred tax liabilities (b)	**118**	172	178
Provisions for French early retirement plan (c)	**-**	6	122
Provisions for defeasance of Comptoir des Entrepreneurs (d)	**20**	13	13
Provisions for banking operations	**98**	106	126
Provisions for restructuring the AGF Group (e)	**5**	32	42
Negative goodwill (f)	**31**	35	36
Other provisions for contingencies and losses (g)	**729**	565	486
Total	**1,411**	**1,288**	**1,352**

(a) Provisions for retirement and related commitments included:
- a provision booked under the Régime de retraite et prévoyance (retirement and employee benefit plan) of insurance companies in France amounting to 55 million euros at 31 December 2003, vs. 78 million euros at 31 December 2002, reflecting payments made during fiscal year 2003,
- provisions for benefits to employees based on their years of service and the supplementary retirement plan for members of the executive committee totalling 23 million euros at 31 December 2003, vs. 12 million euros at 31 December 2002,
- retirement provisions for AGF Group companies in France, amounting to 20 million euros at 31 December 2003, vs. 36 million euros at 31 December 2002,
- provisions for all companies outside France amounting to 189 million euros, compared with 141 million euros at 31 December 2002.

(b) In accordance with the new accounting methods, deferred tax assets and liabilities are offset against each other within each tax entity (see explanation in Note 18).

(c) Early retirement plan for France:

The early retirement plan was implemented by the company agreement of 6 October 1999. Its objective was to allow employees to leave active service completely and voluntarily under pre-established financial terms and conditions.

It expired on 31 December 2002.

(d) Provisions for defeasance of Comptoir des Entrepreneurs

There have been two defeasance operations in respect of Entenial (named Comptoir des Entrepreneurs until the merger-absorption of Banque La Hénin) under the law of 28 November 1995 authorising the removal of impaired assets from its balance sheet. The European commission gave its approval on 24 January 1996.

The first defeasance, concluded on 29 April 1994, affected 1.4 billion euros of receivables at par sold to the defeasance structure through upgraded financing on international markets. The procedures for concluding this first operation, provided for in provisions at 100%, have been implemented and are proceeding in compliance with the agreement of 30 December 1993.

On 1 December 1998, the partners reimbursed 1,166 million euros, the balance of bonds issued to finance the purchase of Entenial (ex-Comptoir des Entrepreneurs) receivables. On that same date, EPRD made a partial payment (549 million euros) to partners (76% of the amount it is obligated to pay under the guarantee given by the State). At fiscal year 1998 closing, the provision for write-downs to cover issues under the defeasance had been used to offset losses recognised in respect of receivables.

On 11 February 1999, EPRD made a second payment to the partners, bringing the total reimbursement as of that date to 97% of the amount due based on defeasance losses of 1,415 million euros. AGF is in negotiation to obtain the balance to which it is entitled under the first defeasance (12.7 millions euros), subsequent to the resolution of certain disagreements in respect of defeasance contracts. The provision for defeasance operations at 31 December 1998 was written back to offset 100% coverage of the balance of the junior loan and to recognise a portion of the loss.

The residual assets of the defeasance (65 million euros) were written back on 2 February 1999 by NSRD, of which the state is the majority owner (92%) through EPRD, with AGF holding only 5.9%. This company is responsible for managing assets and residual receivables so they can be sold under optimal market conditions.

The second defeasance in respect of 1.1 billion euros became effective with the decrees of 20 February 1996 establishing the Etablissement Public de Réalisation de Défaisance ("EPRD", the entity responsible for managing the state's financial support to the defeasance structures). The actual transfer of assets under the second defeasance took place on 1 April 1996 with a value date at 31 December 1994. The corresponding payments by the state were made in April 1996.

The losses under the second defeasance were offset by successive cancellations of borrower receivables, with EPRD being responsible up to 0.686 billion euros and AGF and CDC absorbing all debts above the initial amount borne by EPRD.

AGF's share of the losses have been covered by provisions from the outset. In 2000, EPRD cancelled all of its loan (686 million euros), thereby withdrawing from the structure.

After cancelling loans totalling 143 million euros in 2000, 2001 and 2002, AGF cancelled a further 2.8 million euros in 2003.

(e) Restructuring provisions

At 31 December 2003, this item comprised essentially restructuring costs related to the Euler Hermès group, Mondial Assistance, Entenial and Assurances Fédérales

(f) Negative goodwill (see Note 6)

(g) Other provisions for contingencies and losses included primarily:

- 76 million euros for tax audits on Mondial Assistance, AGF International, AGF Iart and AGF Vie.
- 125 million euros in provisions for legal disputes. Separately, 41 million euros, including 25 million euros related to the Assubel dispute, booked in other categories of other provisions for contingencies and losses at 31 December 2002 were reclassified in provisions for legal disputes.
- 10 million euros in provisions for property activity.
- 36 million euros in provisions for property transactions, including 10 million euros for La Fourmi Immobilière,
- 8 million euros in provisions for insurance operating risks.
- 44 million euros in provisions related to the portfolio held by agencies on AGF Iart, related in particular to a contractual agreement with PFA Agora,
- 24 million euros in provisions for personnel costs, including 17 million euros for bonuses and profit-sharing.
- 85 million euros in provisions for revision in the sale price of AGF Mat (see Note 39).
- 93 million euros in provisions for risks related to forward financial instruments.
- 33 million euros in provisions for major repairs.
- 47 million euros in various provisions in respect of Euler
- 11 million euros in various provisions outside France (14 million euros booked under other provisions at 31 December 2002 were reclassified as provisions for legal disputes).

18 - Deferred tax assets and liabilities

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Deferred tax assets	**1 308**	1 221	959
Deferred tax liabilities	**(1 202)**	(1 261)	(1 137)
Net deferred taxes (liabilities)	**106**	**(40)**	**(178)**
Deferred tax assets of the tax consolidation group			
Effect of tax loss for the year	**327**	409	220
Taxes on internal divestments	**228**	246	252
Taxes on timing differences	**329**	158	171
Taxes on provisions for impairment in value (2)	**14**	9	22
Taxes on allocation of first consolidation differences for Allianz and Athéna	**62**	74	85
Taxes on deferred profit-sharing	**13**	26	27
Other	**13**	14	34
Total deferred tax assets of the tax consolidation group	**986**	**936**	**811**
Deferred tax liabilities of the tax consolidation group			
Taxes on internal divestments	**(255)**	(284)	(316)
Taxes on timing differences (3)	**(98)**	(73)	(62)
Taxes on allocation of first consolidation differences for Allianz and Athéna	**(56)**	(71)	(93)
Taxes on new life business acquisition costs of AGF Vie	**(350)**	(341)	(325)
Other	**(65)**	(122)	(13)
Total deferred tax liabilities of the tax consolidation group	**(824)**	**(891)**	(809)
Deferred tax balance of the tax consolidation group (1)	**162**	**45**	**2**
Deferred tax assets of other companies			
Mondial Assistance	**21**	20	6
AGF International subsidiaries	**166**	119	114
Euler Hermes	**75**	66	27
Entenial	**59**	80	1
Total deferred tax assets of other companies	**321**	**285**	**148**
Deferred tax liabilities of other companies			
Mondial Assistance	**(10)**	(10)	(10)
AGF International subsidiaries	**(197)**	(256)	(285)
Euler Hermes	**(158)**	(98)	(32)
Entenial	**(10)**	(3)	(1)
AGF Re Lux	**-**	(3)	-
Other	**(2)**	-	-
Total deferred tax liabilities of other companies	**(377)**	**(370)**	**(328)**
Deferred tax balance of other companies	**(56)**	**(85)**	**(180)**
Net deferred tax balance	**106**	**(40)**	**(178)**
After offset of deferred tax assets and liabilities by tax entity			
Deferred tax assets	**223**	**132**	**-**
Deferred tax liabilities	**(117)**	**(172)**	**(178)**

(1) The 3.3% social contribution and the 3% social contribution applicable from 2002 (35.43% on short-term taxes and 20.20% on long-term taxes) were taken into account both at 31 December 2003 and 31 December 2002.
(2) On 1 January 1995, taxes on provisions for impairment were booked as increases to shareholders' equity. Deferred taxes in respect of provisions for impairment are taken to the profit and loss statement when the capital losses are realised on the written-down assets, these losses thereby becoming tax-deductible.
(3) The amounts mainly include tax credits on realised gains or share exchange offers.

Tax audit

Several companies in the AGF tax consolidation group have been audited in respect of tax years 1994 to 1996, inclusive
During 1997 and 1998, these companies received notices of back taxes that included a portion which was in reference to the entire company. Based on the probability of a tax expense and subsequent to notices received and agreements with tax authorities in 1999 and 2000, there are still back taxes, but only those that are likely or certain to lead to a tax expense have been provided for in provisions or booked against tax losses.
Back taxes on these companies did not give rise to a tax provision in the tax consolidation group when they were covered by losses carried forward at the level of the companies. Otherwise, provisions were recognised at the company level. Given overall losses in the tax consolidation group, a tax income receivable was recognised in AGF financial statements in an amount equal to back taxes provisioned by subsidiary companies and covered by losses in the tax consolidation group.

A contested assessment related to tax other than corporate tax and concerning AGF SA was covered by provisions totalling 3.8 million euros at 31 December 2003.
Other Group companies are also undergoing tax audits, in particular Banque AGF (1995-1998 fiscal years), the former Allianz France group (1997 and 1998 fiscal years), certain property companies, Arcalis (1998-2000 fiscal years) and Château Larose Trintaudon (1999 and 2000 fiscal years).

Concerning the tax audit related to AGF SA's dividend withholding tax (1999), the tax authorities abandoned their formal reminder.

Several companies belonging or having belonged to the AGF tax consolidation group are undergoing tax audits related to the 2000 and 2001 fiscal years (AGF SA, AGF Holding, AGF International, AGF Iart, AGF Vie, AGF 2X, AGF La Lilloise, AMA France (ex AGF MAT), Kléber Lamartine), to the 2000, 2001 and 2002 fiscal years (Vernon), or to the 2001 and 2002 fiscal years (Banque AGF and Arcalis).

Concerning the tax audits related to the 2000 and 2001 fiscal years of AGF Iart, AGF Vie, AGF SA, AGF Holding, AGF International, AGF La Lilloise, AGF 2X, the amount of the accepted back taxes is now known or has been evaluated (133.1 million euro base), the impact of the audit was taken into account at 31 December 2003 in the companies' tax-loss carryforwards and in the integrated Group's tax-loss carryforward.

In addition, certain back tax assessments underway or contested, related to corporate taxes, were covered by provisions totalling 14.1 million euros at 31 December 2003 (9.5 million euros for AGF Vie, 1.8 million euros for AGF Iart, 0.2 million euros for AGF SA and 2.6 million euros in the consolidated accounts of AGF, the tax consolidation group's lead company, which breaks down further into 2.5 million euros originating at AGF Iart and 0.1 million euros originating at AGF SA).

Lastly, certain back tax assessments underway or contested, related to taxes other than corporate taxes, were covered by provisions totalling 42.1 million euros at 31 December 2003 (26.7 million euros for AGF Iart, 14.6 million euros for AGF Vie, 0.5 million euros for AGF SA and 0.3 million euros for AGF Holding).

Tax consolidation in France:

In France, the AGF Group has opted for tax consolidation.
The tax consolidation group comprised the following 38 companies:

- AGF
- AGF Asset Management
- AGF Assurances Financières
- AGF Assurfinance (formerly Stano 6)
- AGF Boieldieu
- AGF Clearing
- AGF Epargne Salariale (formerly AGF 11X)
- AGF Holding
- AGF Iart
- AGF International
- AGF La Lilloise (formerly CAP)
- AGF Richelieu
- AGF St Marc
- AGF Vie
- AGF 2X
- Arcalis
- Athéna
- Banque AGF
- Calypso (ATS-Stano 3)
- Camat (formerly AGF 13X)
- Etablissements Paindavoine
- Etoile Foncière Immobilière
- Eustache
- Financière Cogedim Laennec
- Kléber Lamartine
- Kléber Passy
- Larose Trintaudon
- Mathis
- Métropole SA (formerly AGF 9X)
- Qualis (formerly AGF 5X)
- Rhimo
- SA Commerciale Vernet
- SFE
- Sibi
- SNC Techniparc du Chêne
- Sonimm
- Vernon SA
- 12 Madeleine

Tax loss carryforwards (including deferred amortisation) of tax consolidation group

The total amount of tax loss carryforwards at 31 December 2003 was 942 million euros.

in millions of euros

Tax year	Base	Tax (at 35.43%)
1999	41	15
2000	-	-
2001	135	48
2002	634	225
2003	-	-
Deferred amortisation	132	47
Total	**942**	**334**

Tax-loss carryforwards are capitalised to the extent there are deferred tax liabilities of the same maturity over the period during which the carryforwards are recoverable or if it is likely the Group will be able to use them against future taxable income to which carryforwards can be applied or based on tax options allowing the company to use carryforwards.

Future taxable income is determined on the basis of the Group's strategic business plans.

Tax-loss carryforwards of the tax consolidation group not recognised in financial statements

Tax-loss carryforwards on the balance sheet at 31 December 2003 stood at 327 million euros. Tax-loss carryforwards not recorded at 31 December 2003 totalled 7 million euros vs. 117 million euros at 31 December 2002.

Tax-loss carryforwards of companies outside the tax consolidation group not recognised in financial statements

Tax-loss carryforwards and timing differences at AGF Belgium (57.9 million euros), in Colombia (41.9 million euros), Spain (33 million euros), and the UK (8.3 million euros), at Allianz Nederland (9.2 million euros), in Brazil (4.2 million euros) and in Argentina (3.2 million euros).

19 - Underwriting reserves

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
1. Underwriting reserves, before reinsurance			
Life insurance reserves	**46,088**	44,087	42,417
Claims reserves	**752**	711	823
Provisions for unrealised capital loss exposures	**-**	86	-
Provisions for policyholders profit-sharing due (a)	**782**	877	1,649
Equalisation provisions	**186**	195	179
Provision for conditional deferred policyholders profit-sharing	**231**	236	263
Provision for unconditional deferred policyholders profit-sharing	**(240)**	(226)	(243)
Other underwriting reserves	**1**	2	3
Life insurance	**47,800**	**45,968**	**45,091**
Reserve for unearned premiums	**2,236**	2,211	2,113
Claims reserve	**12,598**	12,692	11,815
Policyholders profit-sharing and rebates	**110**	107	81
Provisions for unrealised capital loss exposures	**-**	10	1
Equalisation provisions (b)	**583**	691	575
Provision for unconditional deferred policyholders' profit-sharing	**2**	-	-
Other underwriting reserves (c)	**1,450**	1,519	1,512
Non-life insurance	**16,979**	**17,230**	**16,097**
Total underwriting reserves, before reinsurance	**64,779**	**63,198**	**61,188**
Underwriting reserves on unit-linked policies	**8,274**	8,233	8,724
Total (including reserves on unit-linked policies)	**73,053**	**71,431**	**69,912**
2. Reinsurers' share in underwriting reserves			
Life insurance reserves	**276**	267	292
Claims reserves	**18**	17	20
Policyholders profit-sharing and rebates	**7**	10	8
Other underwriting reserves	**7**	10	9
Life insurance	**308**	**304**	**329**
Reserve for unearned premiums	**286**	352	321
Claims reserve	**2,702**	2,990	2,499
Policyholders profit-sharing and rebates	**23**	28	12
Other underwriting reserves	**85**	95	94
Non-life insurance	**3,096**	**3,465**	**2,926**
Total reinsurers' share in underwriting reserves	**3,404**	**3,769**	**3,255**
Underwriting reserves on unit-linked policies	**-**	50	47
Total (including reserves on unit-linked policies)	**3,404**	**3,819**	**3,302**

Asbestos and pollution risks are known and recognised as covered by insurance policies. The Group is monitoring very closely the consequences of recent jurisprudence (28 February 2002) concerning gross negligence on the part of the employer in the case of asbestos and the employer's obligation to achieve certain results in terms of safety. Analysis of recently-received claims does not currently indicate a significant increase in AGF's commitments.

(a) In fiscal year 2003 no amount was added to or written back from the general fund for policyholders profit-sharing. In fiscal year 2002, 640 million euros were written back from the fund. At 31 December 2003, the general fund for policyholders profit-sharing in the accounts of AGF stood at 432 million euros.

(b) Equalisation provisions related to credit insurance totalled 480 million euros at 31 December 2003 vs. 460 million euros at 31 December 2002.

Provisions declined primarily because of the transfer of the AGF RE LUX portfolio in 2003.

(c) Other underwriting provisions are comprised mainly of mathematical reserves for annuities.

in millions of euros

Life underwriting reserves by country (including unit-linked policies)

	31.12.2003	31.12.2002
France	**45,362**	43,915
Belgium	**5,105**	4,940
Netherlands	**3,156**	2,796
Spain	**2,051**	1,890
Other countries – Europe (a)	**-**	154
Total Europe	**55,674**	**53,695**
Brazil	**171**	125
Other countries – South America (b)	**104**	269
Other countries	**125**	112
Total	**56,074**	**54,201**

in millions of euros

Non-life underwriting reserves by country

	31.12.2003	31.12.2002*
France	**12,692**	12,718
Belgium	**950**	969
Netherlands	**1,477**	1,403
Spain	**992**	879
Other countries – Europe (a)	**239**	524
Total Europe	**16,350**	**16,493**
Brazil	**177**	178
Other countries – South America	**343**	476
Other countries (c)	**109**	83
Total	**16,979**	**17,230**

(a) Disposal of Phénix Group as of 1 January 2003. Impact on Life (153); on Non-life (58). Reclassification of Elmonda in France: fiscal year 2002 impact of (202). The gradual transfer of the AGF Ré Luxembourg portfolio over the course of 2003 was completed as of 30 September 2003. The transfer of the portfolio was booked in the "claims expenses" line item. The impact was (146) in Non-life and (1) in Life.
(b) Disposal of AGF Chile Vida group as of 1 April 2003. Impact (152)
(c) Arab International Group entered in January 2003. Impact: +20 in Non-life and +5 in Life.

Gross underwriting reserves by category (including unit-linked policies, excluding deferred policyholders profit-sharing)

in millions of euros

	31.12.2003	31.12.2002
Individual, unit-linked life policies (incl. capitalisation)	**7,822**	8,212
Individual, non-unit-linked life policies (incl. capitalisation)	**36,224**	33,720
Individual term insurance policies	**191**	226
Group, unit-linked life policies (incl. capitalisation)	**537**	527
Group, non-unit-linked life policies (incl. capitalisation)	**10,183**	9,941
Group term insurance policies	**426**	468
Acceptances in life reinsurance	**702**	1,097
Life insurance	**56,085**	**54,191**
Bodily injury	**2,389**	2,408
Automobile	**4,172**	4,484
Civil liability	**2,360**	2,284
Property damage	**2,464**	2,582
Marine, aviation and transport insurance	**225**	230
Other direct insurance	**2,159**	1,568
Acceptances in non-life reinsurance	**3,208**	3,674
Non-life insurance	**16,977**	**17,230**
Total	**73,062**	**71,421**

20 - *Breakdown of financial debt ("Financial payables")*

in millions of euros

	Insurance			Banking			Other businesses			Total		
	31.12.2003	31.12.2002	31.12.2001	31.12.2003	31.12.2002	31.12.2001	31.12.2003	31.12.2002	31.12.2001	31.12.2003	31.12.2002	31.12.2001
Subordinated debt	**-**	-	-	**335**	424	444	**1,167**	1,155	450	**1,502**	1,579	894
Debt evidenced by certificates	**6**	9	4	**12,634**	12,068	10,392	**10 565**	446	590	**13,205**	12,523	10,986
Due to banking sector companies	**819**	739	787	**1,784**	1,550	2,269	**2 224**	224	154	**2,827**	2,513	3,210
Other financial debt	**99**	95	77	**63**	-	-	**172**	161	149	**271**	256	226
Total financial debt	**924**	**843**	**868**	**14,753**	**14,042**	**13 ,105**	**2,128**	**1,986**	**1,343**	**17,805**	**16,871**	**15,316**

Breakdown by maturity

in millions of euros

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Insurance	693	221	10	**924**
Banking	5,439	3,943	5,371	**14,753**
Other businesses	796	165	1,167	**2,128**
Total	**6,928**	**4,329**	**6,548**	**17,805**

All non-banking "financial debt" consists wholly of obligations arising from financing decisions.

Breakdown of non-banking financial debt

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Subordinated debt (note 21)	**1,167**	1,155	450
Debt evidenced by certificates (note 24)	**571**	455	594
Negotiable debt	**565**	446	590
Bonds	**6**	9	4
Due to banking sector companies (note 25)	**1,060**	1,117	1,424
Term deposits	**436**	403	252
Ordinary demand deposits	**607**	549	680
Repurchase agreements (incl. reclassification of AGF Clearing) (a)	**17**	165	492
Other debt (note 26)	**271**	256	226
Term deposits	**42**	19	4
Debt with maturity of more than one year	**34**	42	40
Other financial debt (b)	**195**	195	182
Total financial debt	**3,069**	**2,983**	**2,694**

(a) The company AGF Clearing, which centralises repurchase operations of the principal French companies was reclassified in 2002 from "Other activities" to "Banking". Nevertheless, the debt of AGF Clearing is recognised as non-banking financial debt.

Apart from subordinated debt, most of the financing needs of the non-banking entities of the AGF Group are handled by a centralised cash management operation, which matches excess cash with cash requirements. Negotiable debt securities (TCNs) are issued to meet the net financing requirement.

Most financing needs, outside of interbank transactions, are met through short-term funding sources. Separately, a portion of the Group's interest rate exposure is covered by interest rate swaps of various medium-term maturities, based on an average rate of around 5.20%.

Following an agreement with the CCA in 1997, amended in 2003, AGF Vie and AGF Iart use receivables from Group companies in partial fulfilment of their regulatory requirements.

(b) This amount includes debt to related, unconsolidated entities owing to exceptions under CRC rule no. 2000-05. Consolidating them would cause debt to decline by 112 million euros at 31 December 2003.

21 - Subordinated debt

In millions of euros

A. Breakdown by issuer

	31.12.2003	31.12.2002	31.12.2001
Banque AGF	100	100	100
Euler Hermes (Eurofactor)	6	7	6
Entenial	229	317	338
Subtotal - banking	**335**	**424**	**444**
AGF	1,167	1,155	450
Subtotal - other businesses	**1,167**	**1,155**	**450**
Total subordinated debt	**1,502**	**1,579**	**894**

In millions of euros

B. Breakdown by maturity

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Subordinated debt	**48**	**38**	**1,416**	**1,502**

C. Breakdown by type

C1 - AGF

A/ AGF SA issued 450 million euros in subordinated debt maturing in 20 years. The placement closed on 23 February 2000. As issuer, AGF has the option of early redemption as of the 11th year, at which point the coupon will be increased. Standard & Poor's has confirmed the classification of this debt as near equity.

The issue is composed of two tranches:

Fixed-rate tranche:

Amount:	225 million euros
Maturity:	20 years
Interest:	6.625% p.a. for the first 10 years, 3 mo. Euribor + 178 basis points from the 11th year
Issue price:	99.765% of par
Repayment price:	At par

This debt was swapped into a fixed rate of 4.59% maturing on 8 March 2010.

Floating-rate tranche:

Amount:	225 million euros
Maturity:	20 years
Interest:	3 mo. Euribor + 78 basis points for the first 10 years 3 mo. Euribor + 178 basis points for the 11th year
Issue price:	At par
Repayment price:	At par

On 14 November 2002, Allianz Finance BV granted a 700 million euro, 20-year subordinated loan to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points from the 11th year. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group (see note 39.8).

in millions of euros

C2 - Banque AGF

Type	Maturity	Interest rate	Amount
Redeemable subordinated debt	2011	3 mo. Euribor +0.75%	100

in millions of euros

C3 - Entenial

Type	Maturity	Interest rate	Amount
Redeemable subordinated debt	2004	FIXED	38
Redeemable subordinated debt	2005	FLOATING	38
Redeemable subordinated debt	2010	FIXED	42
Redeemable subordinated debt	2012	FIXED	21
Redeemable subordinated debt	2012	FLOATING	5
Redeemable subordinated debt	2022	FIXED	40
Redeemable subordinated debt	2023	FIXED	10
Perpetual subordinated debt	PERPETUAL	FLOATING	25
Related receivables			10
Total subordinated debt			**229**

22 - *Direct insurance and reinsurance payables*

in millions of euros

Gross value, reserves and net book value of payables arising from insurance and reinsurance operations	31.12.2003	31.12.2002	31.12.2001
Deposits due to reinsurers	**441**	398	482
Direct insurance payables	**683**	935	1,123
Reinsurance payables	**441**	385	392
Total	**1,565**	**1,718**	**1,997**

in millions of euros

Breakdown of direct insurance and reinsurance payables at 31 December 2003 by maturity	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Direct insurance and reinsurance payables	**295**	**1,235**	**7**	**28**	**1,565**

The amount of 28 million euros in the more than 5 years category broke down as follows:
- 27 million euros represented Euler Hermes' security deposits
- 1 million euros represented payables for agent loyalty at AGF International

23 - *Due to banking customers*

in millions of euros

A. Breakdown by type of debt	31.12.2003	31.12.2002	31.12.2001
Special savings accounts			
Demand deposits	**1,033**	1,666	1,617
Term deposits	**30**	71	70
Other debts			
Demand	**1,178**	1,281	1,172
Term	**925**	1,217	1,283
Total due to banking customers	**3,166**	**4,235**	**4,142**

The decrease derived primarily from the sale of AGF Belgium Bank on 31 December 2003 for 890 million euros.
One of the obligations of the Euler Hermes Group is a syndicated loan managed by HSBC-CCF with a face value of 75 million euros, coming due according to the following schedule: 25 million euros on 20 December 2004 and 50 million euros on 20 December 2005. The agreement governing this loan contains an accelerated repayment clause that is triggered by events of default other than the traditional payment default or violation of contractual obligations. This clause is triggered if the Euler Hermes Group's Standard & Poor's rating falls below BBB+. In addition, the 75 million euro syndicated loans managed by HSBC-CCF and the 110 million euro syndicated loan managed by Société Générale contain a clause under which the applicable margin may be adjusted depending on the long-term rating assigned by one of the Rating Agencies.

in millions of euros

B. Breakdown by maturity

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Due to banking customers	**2,027**	**851**	**270**	**18**	**3,166**

24 - *Debt evidenced by certificates*

in millions of euros

A. Breakdown by type of certificate

	31.12.2003	31.12.2002	31.12.2001
Interbank market securities	**232**	393	453
Negotiable debt *	**3,337**	4,095	3,895
Bonds **	**9,606**	8,012	6,615
Other	**30**	23	23
Total debt evidenced by certificates	**13,205**	**12,523**	**10,986**

* The decrease in this item relates principally to Banque AGF
** The increase in this item relates principally to Entenial

in millions of euros

B. Breakdown by maturity

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Debt evidenced by certificates	**2,019**	**2,437**	**3,812**	**4,937**	**13,205**

N.B: Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment

C. Breakdown by type and by company

in millions of euros

C1. Banque AGF

	Maturity	Interest rate	Amount
Medium-term notes (BMTN)	2004	FIXED	1,129
Medium-term notes (BMTN)	2005	FIXED	95
Related receivables			8
Negotiable debt			**1,232**
Total debt evidenced by certificates			**1,232**

in millions of euros

C2. Entenial

	Interest rate	Amount
Interbank market securities		**232**
Negotiable debt		**1,240**
Bonds		**9,600**
Maturing in 2004	FIXED	300
Maturing in 2004	FLOATING	946
Maturing in 2005	FIXED	327
Maturing in 2005	FLOATING	700
Maturing in 2006	FIXED	757
Maturing in 2006	FLOATING	250
Maturing in 2007	FIXED	500
Maturing in 2008	FIXED	1,900
Maturing in 2009	FIXED	800
Maturing in 2009	FLOATING	30
Maturing in 2011	FIXED	530
Maturing in 2012	FIXED	900
Maturing in 2013	FIXED	1,500
Accrued interest		160
Other debt evidenced by certificates		5
Total debt evidenced by certificates		**11,077**

in millions of euros

C3 - SNC AGF Cash

	Maturity	Interest rate	Amount
Negotiable debt	2004	FIXED	565
Total debt evidenced by certificates			**565**

C4. Euler Hermes

in millions of euros

Negotiable debt	300
Other debt evidenced by certificates	25
Total debt evidenced by certificates	**325**

C5. Mondial Assistance Group

in millions of euros

Bonds	6
Total debt evidenced by certificates	**6**

D. Method of repayment

At maturity.

25 - *Due to banking sector companies*

in millions of euros

A. Breakdown by type

	31.12.2003	31.12.2002	31.12.2001
Interbank transactions			
Cash in hand, central banks, post office banks	**102**	130	52
Demand deposits	**503**	463	1,514
Term deposits	**1,179**	957	702
Subtotal - interbank transactions	**1,784**	**1,550**	2,268
Non-bank sectors			
Repurchase agreements (1)	**-**	11	9
Term deposits	**436**	403	252
Ordinary demand deposits	**607**	549	681
Total debt to banking sector companies	**2,827**	**2,513**	**3,210**

(1) Excludes AGF Clearing. AGF Clearing's obligations under repurchase agreements totalled 17 million euros at 31 December 2003.

in millions of euros

B. Breakdown by maturity

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Due to banking sector companies	**1,212**	**997**	**432**	**186**	**2,827**

N.B.: Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

26 - Other debt

"Other debt" includes operating payables and financial debt not financed by credit institutions.

Breakdown of other debt

in millions of euros

By type of borrower:	31.12.2003	31.12.2002	31.12.2001
Insurance	**1,732**	1,766	2,412
Banking	**448**	403	341
Other businesses	**437**	406	417
Total other debt	**2,617**	**2,575**	**3,170**

in millions of euros

By type of debt:	31.12.2003	31.12.2002	31.12.2001
Taxes payable	**402**	268	371
Other accrued taxes and employment taxes	**317**	326	298
Other	**1,627**	1,725	2,275
Total other operating debt	**2,346**	**2,319**	**2,944**
Term deposits	**42**	19	4
Debt with maturity of more than 1 year (other than term deposits)	**34**	42	40
Other financial debt (*)	**195**	195	182
Total other financial debt	**271**	**256**	**226**
Total other debt	**2,617**	**2,575**	**3,170**

* Other financial debt is composed mostly of financial demand deposits placed by related, unconsolidated companies.

Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

in millions of euros

By maturity:	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Other debt	**1,008**	**1,027**	**571**	**11**	**2,617**

27 - Accruals and deferred income

Breakdown of accruals and deferred income

in millions of euros

By business segment:	31.12.2003	31.12.2002	31.12.2001
Insurance	**324**	389	206
Banking	**126**	215	215
Other businesses	**30**	34	32
Total accruals and deferred income	**480**	**638**	**453**

in millions of euros

By type of account:	31.12.2003	31.12.2002	31.12.2001
Unearned income	**130**	162	152
Reinsurance underwriting valuations	**21**	5	4
Other accruals and deferred income	**242**	373	224
Accrued swap interest	**87**	98	73
Total accruals and deferred income	**480**	**638**	**453**

Notes on the consolidated profit and loss statement

28 - *Total AGF Group revenue*

in millions of euros

Breakdown of consolidated revenue	2003	2002 pro forma(1)	2001 pro forma(1)
Premiums written	**16,194**	15,130	16,374
Other insurance services (2)	**349**	306	250
Premium income from insurance operations	**16,543**	**15,436**	**16,624**
Revenue from other businesses	**33**	**34**	**30**
Total revenue	**16,576**	**15,470**	**16,654**
For information:			
Gross banking income (3)	**1,698**	**1,654**	**1,812**

(1) Pro forma relates to segmentation changes (see note 4). In 2002 and 2001, 4 million euros in Allianz Leven commissions were reclassified.
(2) Insurance services include primarily income related to assistance and credit insurance.
(3) This amount includes income from banking and asset management companies.

28.1 Premium income from insurance operations

28.1.1 Premiums written

in millions of euros

(a) Premiums written by category	2003	2002 pro forma	2001 pro forma
Premiums written (direct business and acceptances)			
Bodily injury	**1,578**	1,437	1,384
Automobile	**3,082**	2,924	2,921
Civil liability	**521**	450	480
Property damage	**2,351**	2,242	2,057
Marine, aviation and transport insurance	**142**	135	1,051
Other direct non-life insurance	**782**	721	655
Acceptances in non-life reinsurance	**2,135**	1,735	1,396
Non-life insurance	**10,591**	**9,644**	**9,944**
Individual, unit-linked life policies (incl. capitalisation)	**1,260**	1,098	1,458
Individual, non-unit-linked life policies (incl. capitalisation)	**2,891**	3,050	2,903
Individual term insurance policies	**161**	160	289
Group, unit-linked life policies (incl. capitalisation)	**106**	84	384
Group, non-unit-linked life policies (incl. capitalisation)	**665**	628	658
Group term insurance policies	**431**	392	638
Acceptances in life reinsurance	**89**	74	100
Life insurance	**5,603**	**5,486**	**6,430**
Total premium income before reinsurance	**16,194**	**15,130**	**16,374**
Premiums ceded and retroceded:			
Non-life insurance	**(2,197)**	(1,887)	(2,232)
Life insurance	**(88)**	(80)	(83)
Subtotal - premiums ceded and retroceded	**(2,285)**	**(1,967)**	**(2,315)**
Total premium income, net of reinsurance	**13,909**	**13,163**	**14,059**

in millions of euros

(b) Premiums written by country

	2003	2002 pro forma	2001 pro forma
France (including assistance and credit insurance)	**11,564**	10,645	11,407
Belgium	**864**	815	842
Netherlands	**1,605**	1,513	1,348
Spain	**1,145**	1,019	1,105
Other countries - Europe	**20**	81	104
Total Europe	**15,198**	**14,073**	**14,806**
Chile	**55**	90	134
Brazil	**338**	341	564
Venezuela	**78**	84	124
Argentina	**40**	38	94
Colombia	**196**	239	382
Subtotal - South America	**707**	**792**	**1,298**
Overseas départements and territories	**177**	165	155
Other non-European countries	**112**	100	115
Total - World	**16,194**	**15,130**	**16,374**

in millions of euros

(c) Premiums written by segment

	2003	2002 pro forma	2001 pro forma
Life insurance in France	**4,096**	**4,008**	**4,621**
Life insurance outside France			
- Belgium	**491**	453	451
- Netherlands	**514**	490	477
- Spain	**305**	275	467
- Other countries - Europe	**-**	25	51
- South America	**122**	161	285
- Overseas départements and territories	**40**	40	42
- Other non-European countries	**35**	34	36
Subtotal life insurance outside France	**1,507**	**1,478**	**1,809**
Health insurance in France	**1,239**	**1,112**	**1,006**
Health insurance outside France			
- Belgium	**48**	42	43
- Netherlands	**116**	110	101
- Spain	**25**	23	18
- Other countries - Europe	**20**	27	25
- South America	**105**	108	172
- Overseas départements and territories	**8**	9	7
- Other non-European countries	**17**	14	16
Subtotal health insurance outside France	**339**	**333**	**382**
Other property & casualty insurance in France	**4,290**	**3,910**	**4,432**
Other property & casualty insurance outside France			
- Belgium	**325**	320	348
- Netherlands	**975**	913	770
- Spain	**815**	721	620
- Other countries - Europe	**-**	29	28
- South America	**480**	523	841
- Overseas départements and territories	**129**	116	106
- Other non-European countries	**60**	52	63
Subtotal other property & casualty insurance outside France	**2,784**	**2,674**	**2,776**
Credit insurance	**1 544**	**1,222**	**993**
Assistance	**395**	**393**	**355**
Consolidated premiums written	**16,194**	**15,130**	**16,374**

28.1.2. Other insurance services

in millions of euros

	2003	2002 pro forma	2001 pro forma
Revenues from other services, non-life insurance	**324**	285	233
Revenues from other services, life insurance	**25**	21	17
Total income from other insurance services	**349**	**306**	**250**

28.2 Gross banking income

in millions of euros

	2003					2002 pro forma	2001 pro forma
	Banque AGF	Entenial	Other French companies	Other foreign companies	Total	Total	Total
Interest and related income	144	872	98	51	**1,165**	1,196	1,346
Revenue on floating-income securities	-	3	-	1	**4**	7	6
Commission income	12	38	130	24	**204**	158	165
Net gains on trading portfolio transactions and similar investments	13	1	-	19	**33**	(5)	5
Net gains on fixed assets incl. on long-term investment portfolio	3	35	-	-	**38**	3	11
Other banking income	109	123	15	7	**254**	295	279
Cross banking income	**281**	**1,072**	**243**	**102**	**1,698**	**1,654**	**1,812**

29 - *Insurance underwriting results*

29.1 Non-life insurance underwriting results

in millions of euros

	2003			2002 pro forma	2001 pro forma
	Gross amounts	Amounts ceded and retroceded	Net amounts	Net amounts	Net amounts
- Premiums	10,591	(2,197)	**8,394**	7 757	7,712
- Change in unearned premiums	(58)	(52)	**(110)**	(124)	(63)
Premiums earned	**10,533**	**(2,249)**	**8,284**	**7,633**	**7,649**
- Claims and claim-related expenses	(7,088)	1,244	**(5,844)**	(5,806)	(5,718)
- Change in provisions for claims	(385)	(2)	**(387)**	(141)	(334)
Total claims expense	**(7,473)**	**1,242**	**(6,231)**	**(5,947)**	**(6,052)**
Other underwriting provisions*	**206**	**1**	**207**	**(14)**	**23**
Change in equalisation reserves	**(32)**	**-**	**(32)**	**2**	**32**
- Acquisition costs	(1,735)	-	**(1,735)**	(1,593)	(1,648)
- Administrative expenses	(809)	-	**(809)**	(736)	(961)
- Commissions from reinsurers	-	418	**418**	323	313
Acquisition and administrative costs	**(2,544)**	**418**	**(2,126)**	**(2,006)**	**(2,296)**
Other underwriting income	**388**	**-**	**388**	**352**	**334**
Other underwriting expenses	**(404)**	**-**	**(404)**	**(444)**	**(310)**
Allocated investment income	**616**	**-**	**616**	**619**	**906**
Policyholders profit-sharing	**(78)**	**32**	**(46)**	**(8)**	**(98)**
Non-life insurance underwriting results	**1,212**	**(556)**	**656**	**187**	**188**
Employee profit-sharing			**(16)**	(8)	(17)
Net investment income excl. allocation to underwriting result			**101**	135	302
Elimination of intersectoral transactions			**-**	-	-
Intersectoral transfers			**(59)**	(31)	1
Income from non-life insurance operations (corrected)			**682**	**283**	**474**

* In fiscal year 2003, 10 million euros were written back from the provision for unrealised capital loss exposures.

29.2 Life insurance underwriting results

in millions of euros

	2003 Gross amounts	2003 Amounts ceded and retroceded	2003 Net amounts	2002 pro forma Net amounts	2001 pro forma Net amounts
Premiums	5,604	(88)	5,516	5,412	6,345
- Claims and claim-related expenses	(4,814)	49	(4,765)	(4,290)	(4,234)
- Change in provisions for claims	(23)	(11)	(34)	(19)	(102)
Total claims expense	(4,837)	38	(4,799)	(4,309)	(4,336)
- Change in life insurance provisions	438	(1)	437	(170)	(147)
- Change in unit-linked provisions	(1,013)	(45)	(1,058)	911	(336)
- Change in other underwriting provisions*	93	(3)	90	(98)	(8)
Life underwriting provisions and other underwriting provisions	(482)	(49)	(531)	643	(491)
- Adjustments for unit-linked policies (losses)	(432)	-	(432)	(1,402)	(744)
- Adjustments for unit-linked policies (gains)	988	-	988	279	26
Adjustments for unit-linked policies	556	-	556	(1,123)	(718)
- Acquisition costs	(553)	-	(553)	(612)	(648)
- Administrative expenses	(284)	-	(284)	(221)	(177)
- Commissions from reinsurers	-	19	19	13	18
Acquisition and administrative costs	(837)	19	(818)	(820)	(807)
Other underwriting income	86	-	86	65	63
Other underwriting expenses	(136)	-	(136)	(133)	(95)
Allocated investment income	2,307	-	2,307	1,674	2,557
Policyholders profit-sharing	(1,964)	18	(1,946)	(1,392)	(2,240)
Life insurance underwriting results	297	(62)	235	17	278
Employee profit-sharing			(7)	(1)	(6)
Net investment income excl. allocation to underwriting result			(73)	76	101
Elimination of intersectoral transactions			-	-	-
Intersectoral transfers			142	83	104
Adjusted operating income			297	175	477

* In fiscal year 2003, 86 million euros were written back from the provision for unrealised capital loss exposures

30 - *Banking income and expenses*

in millions of euros

	2003 France	2003 Outside France	2003 Total	2002 pro forma Total	2001 pro forma Total
Interest and related income	1,114	51	1,165	1,196	1,346
Interest and related expense	(686)	(35)	(721)	(829)	(887)
Revenue on floating-income securities	3	1	4	7	6
Commission income	181	24	205	161	165
Commission expense	(120)	(8)	(128)	(63)	(58)
Net gains (losses) on trading portfolio transactions	-	9	9	10	-
Net gains (losses) on investment operations	14	10	24	(15)	5
Balance of currency transactions	1	-	1	1	4
Balance of transactions on financial instruments	(111)	3	(108)	(99)	(148)
Other banking income	162	3	165	189	131
Other banking expenses	(153)	(3)	(156)	(261)	(371)
Net banking income	405	55	460	297	193
Operating expenses	(220)	(8)	(228)	(218)	(194)
Amortisation and provisions on tangible and intangible fixed assets	(19)	(1)	(20)	(19)	(18)
Gross operating income	166	46	212	60	(19)
Provisions for loan losses	(16)	(16)	(32)	(54)	80
Gains or losses on equity investments and sister companies (including long-term investment portfolio)	35	-	35	3	11
Provisions to / write-backs from fund for general banking risks	1	-	1	20	-
Net investment income	-	-	-	-	-
Elimination of intersectoral transactions	-	-	-	-	-
Intersectoral transfers	13	(7)	6	17	(12)
Adjusted operating income	199	23	222	46	60

31 - *Consolidated profit and loss statement by business segment*

Consolidated 2003 profit and loss statement, with corporate income taxes and exceptionals

in millions of euros

	Notes	Non-life insurance activities	Life insurance activities	Banking activities	Other activities	Pre-tax profit	Corporate tax	Exceptionals	2003	2002 pro forma(2)	2001 pro forma(1)
Premiums written	28.1	10,591	5,603	-	-	16,194	-	-	**16,194**	15,130	16,374
Change in unearned premiums		(58)	1	-	-	(57)	-	-	**(57)**	(109)	(145)
Premiums earned		**10,533**	**5,604**	**-**	**-**	**16,137**	**-**	**-**	**16,137**	**15,021**	**16,229**
Gross banking income	28.2	-	-	1,698	-	1 698	-	-	**1 698**	1 654	1,812
Revenue from other activities	31.4	-	-	-	33	33	-	-	**33**	34	30
Other operating income (net of expenses)		388	86	-	15	489	-	-	**489**	418	403
Net investment income	32	717	2,790	-	121	3,628	-	-	**3,628**	1,506	3,284
Total operating revenue		**11,638**	**8,480**	**1,698**	**169**	**21,985**	**-**	**-**	**21,985**	**18,633**	**21,758**
Insurance claims		(7,377)	(7,283)	-	-	(14,660)	-	-	**(14,660)**	(12,385)	(15,411)
Net income or expense of reinsurance ceded or accepted		(556)	(62)	-	-	(618)	-	-	**(618)**	(280)	336
Banking expenses	31.3	-	-	(1,234)	-	(1,234)	-	-	**(1,234)**	(1,388)	(1,530)
Expenses of other activities		-	-	-	(186)	(186)	-	-	**(186)**	(117)	(129)
Administrative costs		(2,964)	(980)	(248)	-	(4,192)	-	-	**(4,192)**	(3,985)	(4,071)
Total operating expense		**(10,897)**	**(8,325)**	**(1,482)**	**(186)**	**(20,890)**	**-**	**-**	**(20,890)**	**(18,155)**	**(20,805)**
TOTAL INCOME FROM OPERATIONS		**741**	**155**	**216**	**(17)**	**1 095**	**-**	**-**	**1,095**	**478**	**953**
Intersectoral transfers (3)		(59)	142	6	(89)	-	-	-	**-**	-	-
RESTATED OPERATING INCOME		**682**	**297**	**222**	**(106)**	**1 095**	**-**	**-**	**1,095**	**478**	**953**
Other income (net)		(61)	2	-	-	(59)	-	-	**(59)**	(43)	(9)
Share in earnings of equity-accounted companies	7	33	95	11	5	144	-	-	**144**	89	92
Exceptional items (net)	33						-	(19)	**(19)**	(72)	(73)
Corporate income taxes	34						(92)	(20)	**(112)**	27	(54)
Minority interests (excl. goodwill amortisation)		(61)	(3)	(46)	-	(110)	36	-	**(74)**	(66)	(54)
NET INCOME BEFORE GOODWILL AMORTISATION		**593**	**391**	**187**	**(101)**	**1 070**	**(56)**	**(39)**	**975**	**413**	**855**
Goodwill amortisation		(76)	(29)	(2)	(3)	(110)	-	(102)	**(212)**	(145)	(123)
NET INCOME OF CONSOLIDATED COMPANIES (group share)		**517**	**362**	**185**	**(104)**	**960**	**(56)**	**(141)**	**763**	**268**	**732**
Diluted earnings per share									**4.23**	**1.52**	**4.12**
Undiluted earnings per share									**4.41**	**1.57**	**4.27**

(1) Proforma resulting from the change in accounting method relative to the provision for capital loss exposures (see note 4) and changes in segmentation
(2) Proforma resulting from changes in segmentation (see note 4) and to the reclassification of a 23 million euro provision between "Other net income" and "Net financial income".
(3) Relates mainly to reinsurance, cash pooling and brokerage eliminations.

31.1. Consolidated* profit and loss statement - non-life insurance

a) Consolidated 2003 profit and loss statement - non-life insurance

in millions of euros

	Health insurance		Other property / casualty		Credit insurance	Assistance	Total non-life insurance
	France	Outside France	France	Outside France			
1. Premiums earned before reinsurance	1,236	337	4,248	2,788	1,533	391	**10,533**
- claims and claim-related expenses before reinsurance	(1,005)	(253)	(2,930)	(1,864)	(804)	(232)	**(7,088)**
- provision for claims before reinsurance	(29)	(9)	(308)	(106)	68	(1)	**(385)**
2. Total claims expense before reinsurance	(1,034)	(262)	(3,238)	(1,970)	(736)	(233)	**(7,473)**
**3. Other underwriting provisions before reinsurance ** **	(1)	(11)	15	199	5	(1)	**206**
4. Change in equalisation provision	(9)	-	(5)	(2)	(16)	-	**(32)**
5. Underwriting balance (1+2+3+4)	192	64	1,020	1,015	786	157	**3,234**
- acquisition costs	(192)	(45)	(536)	(499)	(286)	(177)	**(1,735)**
- administrative costs	(67)	(29)	(265)	(150)	(212)	(86)	**(809)**
6. Acquisition and administrative costs	(259)	(74)	(801)	(649)	(498)	(263)	**(2,544)**
7. Other underwriting income	9	1	49	1	240	88	**388**
8. Other underwriting expenses	(42)	(1)	(166)	(45)	(196)	46	**(404)**
Allocated investment income	97	19	388	58	54	-	**616**
Intersectoral transfer of financial income from underwriting operations	-	-	5	3	(10)	1	**(1)**
9. Allocated investment income	97	19	393	61	44	1	**615**
10. Policyholders profit-sharing	(6)	-	14	(3)	(74)	(9)	**(78)**
11. Financial balance (9+10)	91	19	407	58	(30)	(8)	**537**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	(9)	9	509	380	302	20	**1,211**
13. Premiums earned ceded to reinsurers	(97)	(33)	(797)	(604)	(707)	(11)	**(2,249)**
- claims and claim-related expenses ceded to reinsurers	87	13	525	255	358	6	**1,244**
- provision for claims ceded to reinsurers	(1)	4	19	(32)	10	(2)	**(2)**
14. Total claims expense ceded to reinsurers	86	17	544	223	368	4	**1,242**
15. Other underwriting provisions ceded to reinsurers	(1)	-	2	-	-	-	**1**
16. Policyholder profit-sharing ceded to reinsurers	-	-	-	-	32	-	**32**
17. Commissions received from reinsurers	13	9	85	93	215	3	**418**
18. REINSURANCE BALANCE (13+14+15+16+17)	1	(7)	(166)	(288)	(92)	(4)	**(556)**
Intersectoral reinsurance transfers	-	-	(34)	(37)	-	6	**(65)**
NON-LIFE UNDERWRITING RESULTS	(8)	2	309	55	210	22	**590**
Employee profit-sharing	(2)	-	(4)	-	(8)	(2)	**(16)**
Net investment income excl. allocation to underwriting result	10	6	43	17	16	9	**101**
Elimination of intersectoral transactions	-	-	-	-	-	-	**-**
Intersectoral transfers (non-underwriting)	-	-	3	7	(3)	-	**7**
RESTATED OPERATING INCOME	-	8	351	79	215	29	**682**
Other non-underwriting income (net)	1	-	1	(8)	(40)	(15)	**(61)**
Share in earnings of equity-accounted companies	-	-	28	2	3	-	**33**
Minority interests	-	(1)	(2)	(4)	(53)	(1)	**(61)**
NET INCOME BEFORE GOODWILL AMORTISATION*	1	7	378	69	125	13	**593**
Goodwill amortisation	-	-	(14)	(42)	(17)	(3)	**(76)**
NET INCOME AFTER GOODWILL AMORTISATION*	1	7	364	27	108	10	**517**

* Excluding tax and exceptionals

** In fiscal year 2003, 10 million euros were written back from the provision for unrealised capital loss exposure

(b) Consolidated 2002 proforma profit and loss statement - non-life insurance

in millions of euros

	Health insurance		Other property / casualty		Credit insurance	Assistance	Total non-life insurance
	France	Outside France	France	Outside France			
1. Premiums earned before reinsurance	1,105	327	3,884	2,607	1,231	375	**9,529**
- claims and claim-related expenses before reinsurance	(958)	(213)	(3,019)	(1,720)	(895)	(230)	**(7,035)**
- provision for claims before reinsurance	46	(51)	(239)	(89)	136	(5)	**(202)**
2. Total claims expense before reinsurance	(912)	(264)	(3,258)	(1,809)	(759)	(235)	**(7,237)**
3. Other underwriting provisions before reinsurance **	(5)	(1)	(5)	-	(2)	-	**(13)**
4. Change in equalisation provision	(2)	-	(2)	(1)	7	-	**2**
5. Underwriting balance (1+2+3+4)	186	62	619	797	477	140	**2,281**
- acquisition costs	(171)	(49)	(489)	(489)	(220)	(175)	**(1,593)**
- administrative costs	(67)	(20)	(268)	(162)	(134)	(85)	**(736)**
6. Acquisition and administrative costs	(238)	(69)	(757)	(651)	(354)	(260)	**(2,329)**
7. Other underwriting income	20	-	32	6	198	96	**352**
8. Other underwriting expenses	(57)	-	(198)	(27)	(200)	38	**(444)**
Allocated investment income	95	23	292	152	57	-	**619**
Intersectoral transfer of financial income from underwriting operations	-	-	3	(27)	(5)	-	**(29)**
9. Allocated investment income	95	23	295	125	52	-	**590**
10. Policyholders profit-sharing	(12)	(1)	30	(2)	(36)	(3)	**(24)**
11. Financial balance (9+10)	83	22	325	123	16	(3)	**566**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	(6)	15	21	248	137	11	**426**
13. Premiums earned ceded to reinsurers	(73)	(30)	(742)	(538)	(497)	(16)	**(1,896)**
- claims and claim-related expenses ceded to reinsurers	66	17	418	304	415	9	**1,229**
- provision for claims ceded to reinsurers	6	3	158	(17)	(90)	1	**61**
14. Total claims expense ceded to reinsurers	72	20	576	287	325	10	**1,290**
15. Other underwriting provisions ceded to reinsurers	(1)	-	-	-	-	-	**(1)**
16. Policyholder profit-sharing ceded to reinsurers	1	-	1	-	14	-	**16**
17. Commissions received from reinsurers	11	9	69	79	152	3	**323**
18. REINSURANCE BALANCE (13+14+15+16+17)	10	(1)	(96)	(172)	(6)	(3)	**(268)**
Intersectoral reinsurance transfers	-	-	(13)	(1)	-	9	**(5)**
NON-LIFE UNDERWRITING RESULTS	4	14	(88)	75	131	17	**153**
Employee profit-sharing	-	-	(2)	-	(5)	(1)	**(8)**
Net investment income excl. allocation to underwriting result	27	12	60	5	31	-	**135**
Elimination of intersectoral transactions	-	-	-	-	-	-	**-**
Intersectoral transfers (non-underwriting)	-	-	3	2	(2)	-	**3**
RESTATED OPERATING INCOME	31	26	(27)	82	155	16	**283**
Other non-underwriting income (net)	(11)	-	13	(3)	(14)	(3)	**(18)**
Share in earnings of equity-accounted companies	-	-	19	-	2	-	**21**
Minority interests	-	-	(2)	(3)	(45)	-	**(50)**
NET INCOME BEFORE GOODWILL AMORTISATION*	20	26	3	76	98	13	**236**
Goodwill amortisation	-	-	(15)	(44)	(17)	(3)	**(79)**
NET INCOME AFTER GOODWILL AMORTISATION*	20	26	(12)	32	81	10	**157**

* Excluding tax and exceptionals

** in fiscal year 2002, the change in the provision for unrealised capital losses was -9 million euros

31.1.1 Consolidated* profit and loss statement - health insurance outside France by country

a) Consolidated 2003 profit and loss statement - health insurance outside France by country

In millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Health outside France
1. Premiums earned before reinsurance	48	117	24	103	45	**337**
- claims and claim-related expenses before reinsurance	(39)	(98)	(17)	(77)	(22)	**(253)**
- provision for claims before reinsurance	(7)	2	2	2	(8)	**(9)**
2. Total claims expense before reinsurance	(46)	(96)	(15)	(75)	(30)	**(262)**
3. Other underwriting provisions before reinsurance	(6)	-	-	-	(5)	**(11)**
4. Change in equalisation provision	-	-	-	-	-	**-**
5. Underwriting balance (1+2+3+4)	(4)	21	9	28	10	**64**
- acquisition costs	(6)	(14)	(5)	(16)	(4)	**(45)**
- administrative costs	(5)	(5)	(1)	(10)	(8)	**(29)**
6. Acquisition and administrative costs	(11)	(19)	(6)	(26)	(12)	**(74)**
7. Other underwriting income	1	-	-	-	-	**1**
8. Other underwriting expenses	-	-	-	-	(1)	**(1)**
Allocated investment income	7	5	-	4	3	**19**
Intersectoral transfer of financial income from underwriting operations	-	-	-	-	-	**-**
9. Allocated investment income	7	5	-	4	3	**19**
10. Policyholders profit-sharing	-	-	-	-	-	**-**
11. Financial balance (9+10)	7	5	-	4	3	**19**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	(7)	7	3	6	-	**9**
13. Premiums earned ceded to reinsurers	(3)	(2)	(2)	(5)	(21)	**(33)**
- claims and claim-related expenses ceded to reinsurers	2	1	1	2	7	**13**
- provision for claims ceded to reinsurers	1	1	-	(1)	3	**4**
14. Total claims expense ceded to reinsurers	3	2	1	1	10	**17**
15. Other underwriting provisions ceded to reinsurers	-	-	-	-	-	**-**
16. Policyholder profit-sharing ceded to reinsurers	-	-	-	-	-	**-**
17. Commissions received from reinsurers	1	-	1	(1)	8	**9**
18. REINSURANCE BALANCE (13+14+15+16+17)	1	-	-	(5)	(3)	**(7)**
Intersectoral reinsurance transfers	-	-	-	-	-	**-**
NON-LIFE UNDERWRITING RESULTS	(6)	7	3	1	(3)	**2**
Employee profit-sharing	-	-	-	-	-	**-**
Net investment income excl. allocation to underwriting result	-	-	-	6	-	**6**
Elimination of intersectoral transactions	-	-	-	-	-	**-**
Intersectoral transfers (non-underwriting)	-	-	-	-	-	**-**
RESTATED OPERATING INCOME	(6)	7	3	7	(3)	**8**
Other non-underwriting income (net)	-	-	-	-	-	**-**
Share in earnings of equity-accounted companies	-	-	-	-	-	**-**
Minority interests	-	-	-	(1)	-	**(1)**
NET INCOME BEFORE GOODWILL AMORTISATION*	(6)	7	3	6	(3)	**7**
Goodwill amortisation	-	-	-	-	-	**-**
NET INCOME AFTER GOODWILL AMORTISATION*	(6)	7	3	6	(3)	**7**

* Excluding tax and exceptionals

(b) Consolidated 2002 proforma profit and loss statement - health insurance outside France by country

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Health outside France
1. Premiums earned before reinsurance	41	110	22	106	48	**327**
- claims and claim-related expenses before reinsurance	(39)	(59)	(12)	(79)	(24)	**(213)**
- provision for claims before reinsurance	(1)	(41)	1	-	(10)	**(51)**
2. Total claims expense before reinsurance	(40)	(100)	(11)	(79)	(34)	**(264)**
3. Other underwriting provisions before reinsurance	-	1	-	(2)	-	**(1)**
4. Change in equalisation provision	-	-	-	-	-	**-**
5. Underwriting balance (1+2+3+4)	1	11	11	25	14	**62**
- acquisition costs	(5)	(13)	(5)	(17)	(9)	**(49)**
- administrative costs	(5)	(4)	(1)	(9)	(1)	**(20)**
6. Acquisition and administrative costs	(10)	(17)	(6)	(26)	(10)	**(69)**
7. Other underwriting income	-	-	-	-	-	**-**
8. Other underwriting expenses	-	-	-	-	-	**-**
Allocated investment income	7	6	1	7	2	**23**
Intersectoral transfer of financial income from underwriting operations	-	-	-	-	-	**-**
9. Allocated investment income	7	6	1	7	2	**23**
10. Policyholders profit-sharing	-	-	-	-	(1)	**(1)**
11. Financial balance (9+10)	7	6	1	7	1	**22**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	(2)	-	6	6	5	**15**
13. Premiums earned ceded to reinsurers	(7)	(2)	(1)	(2)	(18)	**(30)**
- claims and claim-related expenses ceded to reinsurers	5	2	-	1	9	**17**
- provision for claims ceded to reinsurers	(1)	4	-	-	-	**3**
14. Total claims expense ceded to reinsurers	4	6	-	1	9	**20**
15. Other underwriting provisions ceded to reinsurers	-	-	-	-	-	**-**
16. Policyholder profit-sharing ceded to reinsurers	-	-	-	-	-	**-**
17. Commissions received from reinsurers	3	-	-	-	6	**9**
18. REINSURANCE BALANCE (13+14+15+16+17)	-	4	(1)	(1)	(3)	**(1)**
Intersectoral reinsurance transfers	-	-	-	-	-	**-**
NON-LIFE UNDERWRITING RESULTS	**(2)**	**4**	**5**	**5**	**2**	**14**
Employee profit-sharing	-	-	-	-	-	**-**
Net investment income excl. allocation to underwriting result	1	-	-	8	3	**12**
Elimination of intersectoral transactions	-	-	-	-	-	**-**
Intersectoral transfers (non-underwriting)	-	-	-	-	-	**-**
RESTATED OPERATING INCOME	**(1)**	**4**	**5**	**13**	**5**	**26**
Other non-underwriting income (net)	-	-	-	-	-	**-**
Share in earnings of equity-accounted companies	-	-	-	-	-	**-**
Minority interests	-	-	-	-	-	**-**
NET INCOME BEFORE GOODWILL AMORTISATION *	**(1)**	**4**	**5**	**13**	**5**	**26**
Goodwill amortisation	-	-	-	-	-	**-**
NET INCOME AFTER GOODWILL AMORTISATION *	**(1)**	**4**	**5**	**13**	**5**	**26**

* Excluding tax and exceptionals

31.1.2 Consolidated* profit and loss statement - other property & casualty outside France by country

a) Consolidated 2003 profit and loss statement - other property & casualty outside France by country

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Other P&C outside France
1. Premiums earned before reinsurance	**330**	**969**	**776**	**532**	**181**	**2,788**
- claims and claim-related expenses before reinsurance	(201)	(616)	(486)	(274)	(287)	**(1,864)**
- provision for claims before reinsurance	21	(118)	(78)	32	37	**(106)**
2. Total claims expense before reinsurance	**(180)**	**(734)**	**(564)**	**(242)**	**(250)**	**(1,970)**
3. Other underwriting provisions before reinsurance	**5**	**45**	**3**	**2**	**144**	**199**
4. Change in equalisation provision	-	-	-	**(2)**	-	**(2)**
5. Underwriting balance (1+2+3+4)	**155**	**280**	**215**	**290**	**75**	**1,015**
- acquisition costs	(79)	(178)	(137)	(85)	(20)	**(499)**
- administrative costs	(23)	(45)	(13)	(45)	(24)	**(150)**
6. Acquisition and administrative costs	**(102)**	**(223)**	**(150)**	**(130)**	**(44)**	**(649)**
7. Other underwriting income	-	-	-	**1**	-	**1**
8. Other underwriting expenses	**(6)**	**(8)**	**(2)**	**(3)**	**(26)**	**(45)**
Allocated investment income	(3)	(3)	13	18	33	**58**
Intersectoral transfer of financial income from underwriting operations	(1)	4	-	-	-	**3**
9. Allocated investment income	**(4)**	**1**	**13**	**18**	**33**	**61**
10. Policyholders profit-sharing	-	-	**(3)**	-	-	**(3)**
11. Financial balance (9+10)	**(4)**	**1**	**10**	**18**	**33**	**58**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	**43**	**50**	**73**	**176**	**38**	**380**
13. Premiums earned ceded to reinsurers	**(81)**	**(152)**	**(116)**	**(238)**	**(17)**	**(604)**
- claims and claim-related expenses ceded to reinsurers	15	63	56	86	35	**255**
- provision for claims ceded to reinsurers	7	47	3	(49)	(40)	**(32)**
14. Total claims expense ceded to reinsurers	**22**	**110**	**59**	**37**	**(5)**	**223**
15. Other underwriting provisions ceded to reinsurers	-	-	-	-	-	-
16. Policyholder profit-sharing ceded to reinsurers	-	-	-	-	-	-
17. Commissions received from reinsurers	**10**	**19**	**28**	**24**	**12**	**93**
18. REINSURANCE BALANCE (13+14+15+16+17)	**(49)**	**(23)**	**(29)**	**(177)**	**(10)**	**(288)**
Intersectoral reinsurance transfers	(5)	(5)	(4)	(3)	(20)	**(37)**
NON-LIFE UNDERWRITING RESULTS	**(11)**	**22**	**40**	**(4)**	**8**	**55**
Employee profit-sharing	-	-	-	-	-	-
Net investment income excl. allocation to underwriting result	(9)	(11)	14	13	10	**17**
Elimination of intersectoral transactions	-	-	-	-	-	-
Intersectoral transfers (non-underwriting)	(1)	5	-	-	3	**7**
RESTATED OPERATING INCOME	**(21)**	**16**	**54**	**9**	**21**	**79**
Other non-underwriting income (net)	(2)	(8)	(2)	4	-	**(8)**
Share in earnings of equity-accounted companies	-	-	-	-	2	**2**
Minority interests	1	-	(2)	(1)	(2)	**(4)**
NET INCOME BEFORE GOODWILL AMORTISATION*	**(22)**	**8**	**50**	**12**	**21**	**69**
Goodwill amortisation	(5)	(24)	(7)	-	(6)	**(42)**
NET INCOME AFTER GOODWILL AMORTISATION*	**(27)**	**(16)**	**43**	**12**	**15**	**27**

* Excluding tax and exceptionals

b) Consolidated 2002 proforma profit and loss statement - other property & casualty insurance outside France by country

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Other P&C outside France
1. Premiums earned before reinsurance	323	892	682	513	197	2 607
- claims and claim-related expenses before reinsurance	(255)	(519)	(460)	(261)	(225)	(1,720)
- provision for claims before reinsurance	16	(90)	(49)	(70)	104	(89)
2. Total claims expense before reinsurance	(239)	(609)	(509)	(331)	(121)	(1,809)
3. Other underwriting provisions before reinsurance	4	(1)	1	2	(6)	-
4. Change in equalisation provision	-	-	-	(1)	-	(1)
5. Underwriting balance (1+2+3+4)	88	282	174	183	70	797
- acquisition costs	(81)	(164)	(126)	(91)	(27)	(489)
- administrative costs	(25)	(36)	(15)	(54)	(32)	(162)
6. Acquisition and administrative costs	(106)	(200)	(141)	(145)	(59)	(651)
7. Other underwriting income	3	-	2	-	1	6
8. Other underwriting expenses	(1)	-	(6)	(7)	(13)	(27)
Allocated investment income	22	39	38	30	23	152
Intersectoral transfer of financial income from underwriting operations	(10)	(13)	-	(2)	(2)	(27)
9. Allocated investment income	12	26	38	28	21	125
10. Policyholders profit-sharing	-	-	(2)	-	-	(2)
11. Financial balance (9+10)	12	26	36	28	21	123
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	(4)	108	65	59	20	248
13. Premiums earned ceded to reinsurers	(58)	(148)	(103)	(204)	(25)	(538)
- claims and claim-related expenses ceded to reinsurers	33	55	62	79	75	304
- provision for claims ceded to reinsurers	(13)	(8)	(3)	48	(41)	(17)
14. Total claims expense ceded to reinsurers	20	47	59	127	34	287
15. Other underwriting provisions ceded to reinsurers	-	-	-	-	-	-
16. Policyholder profit-sharing ceded to reinsurers	-	-	-	-	-	-
17. Commissions received from reinsurers	9	20	23	29	(2)	79
18. REINSURANCE BALANCE (13+14+15+16+17)	(29)	(81)	(21)	(48)	7	(172)
Intersectoral reinsurance transfers	-	1	(3)	2	(1)	(1)
NON-LIFE UNDERWRITING RESULTS	(33)	28	41	13	26	75
Employee profit-sharing	-	-	-	-	-	-
Net investment income excl. allocation to underwriting result	(10)	(17)	(9)	25	16	5
Elimination of intersectoral transactions	-	-	-	-	-	-
Intersectoral transfers (non-underwriting)	2	1	-	(1)	-	2
RESTATED OPERATING INCOME	(41)	12	32	37	42	82
Other non-underwriting income (net)	-	(4)	(1)	2	-	(3)
Share in earnings of equity-accounted companies	-	-	-	-	-	-
Minority interests	2	-	(1)	(2)	(2)	(3)
NET INCOME BEFORE GOODWILL AMORTISATION*	(39)	8	30	37	40	76
Goodwill amortisation	(5)	(25)	(8)	(5)	(1)	(44)
NET INCOME AFTER GOODWILL AMORTISATION*	(44)	(17)	22	32	39	32

* Excluding tax and exceptionals

31.2 Consolidated* profit and loss statement - life insurance

31.2.1 Consolidated* profit and loss statement - life insurance in and outside France

a) Consolidated 2003 profit and loss statement - life insurance

in millions of euros

	Life in France	Life outside France	Life total
1. Premiums before reinsurance	4,096	1,508	**5,604**
- claims and claim-related expenses before reinsurance	(3,756)	(1,058)	**(4,814)**
- provision for claims before reinsurance	2	(25)	**(23)**
2. Claims expenses before reinsurance	**(3,754)**	**(1,083)**	**(4,837)**
- life insurance provisions before reinsurance	616	(178)	**438**
- unit-linked provisions before reinsurance	(849)	(164)	**(1,013)**
- other underwriting provisions**	97	(4)	**93**
3. Life and other underwriting provisions before reinsurance	**(136)**	**(346)**	**(482)**
- unit-linked adjustments (capital loss) before reinsurance	(403)	(29)	**(432)**
- unit-linked adjustment (capital gain) before reinsurance	876	112	**988**
4. Unit-linked adjustments before reinsurance	**473**	**83**	**556**
5. Underwriting balance (1+2+3+4)	**679**	**162**	**841**
- acquisition costs	(423)	(130)	**(553)**
- administrative costs	(185)	(99)	**(284)**
6. Acquisition and administrative costs	**(608)**	**(229)**	**(837)**
- other underwriting expenses	(104)	(32)	**(136)**
- other underwriting income	48	38	**86**
7. Other underwriting income / expense	**(56)**	**6**	**(50)**
8. Net acquisition and management costs (6+7)	**(664)**	**(223)**	**(887)**
Allocated investment income	1,892	415	**2,307**
Intersectoral transfer of financial income from underwriting operations	59	2	**61**
9. Allocated investment income	**1,951**	**417**	**2,368**
10. Policyholders profit-sharing	**(1,658)**	**(306)**	**(1,964)**
11. Financial balance before reinsurance (9+10)	**293**	**111**	**404**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**308**	**50**	**358**
13. Premiums earned ceded to reinsurers	**(55)**	**(33)**	**(88)**
- claims and claim-related expenses ceded to reinsurers	36	13	**49**
- provision for claims ceded to reinsurers	(11)	-	**(11)**
14. Total claims expense ceded to reinsurers	**25**	**13**	**38**
- life insurance provisions ceded	(2)	1	**(1)**
- unit-linked provisions ceded	(45)	-	**(45)**
- other underwriting provisions ceded	(3)	-	**(3)**
15. Life and other underwriting provisions ceded to reinsurers	**(50)**	**1**	**(49)**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	**-**
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	**-**
16. Unit-linked adjustments ceded to reinsurers	**-**	**-**	**-**
17. Policyholder profit-sharing ceded to reinsurers	**18**	**-**	**18**
18. Life commissions received from reinsurers	**12**	**7**	**19**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**(50)**	**(12)**	**(62)**
Intersectoral reinsurance transfers	48	7	**55**
20. LIFE UNDERWRITING RESULTS (12+19)	**306**	**45**	**351**
Employee profit-sharing	(7)	-	**(7)**
Net investment income excl. allocation to underwriting result	(15)	(58)	**(73)**
Intersectoral eliminations	-	-	**-**
Non-technical intersectoral transfers	26	-	**26**
RESTATED OPERATING INCOME	**310**	**(13)**	**297**
Other non-underwriting income (net)	10	(8)	**2**
Share in earnings of equity-accounted companies	95	-	**95**
Minority interests	1	(4)	**(3)**
NET INCOME BEFORE GOODWILL AMORTISATION*	**416**	**(25)**	**391**
Goodwill amortisation	(14)	(15)	**(29)**
NET INCOME AFTER GOODWILL AMORTISATION*	**402**	**(40)**	**362**

* Excluding tax and exceptionals

** in fiscal year 2003, 86 million euros were written back from the provision for unrealised capital loss exposures.

b) Consolidated 2002 proforma profit and loss statement - life insurance

in millions of euros

	Life in France	Life outside France	Life total
1. Premiums before reinsurance	**4,008**	**1,484**	**5,492**
- claims and claim-related expenses before reinsurance	(3,402)	(963)	**(4,365)**
- provision for claims before reinsurance	(15)	(6)	**(21)**
2. Claims expenses before reinsurance	**(3,417)**	**(969)**	**(4,386)**
- life insurance provisions before reinsurance	133	(267)	**(134)**
- unit-linked provisions before reinsurance	712	201	**913**
- other underwriting provisions**	(104)	6	**(98)**
3. Life and other underwriting provisions before reinsurance	**741**	**(60)**	**681**
- unit-linked adjustments (capital loss) before reinsurance	(1,114)	(288)	**(1,402)**
- unit-linked adjustment (capital gain) before reinsurance	268	11	**279**
4. Unit-linked adjustments before reinsurance	**(846)**	**(277)**	**(1,123)**
5. Underwriting balance (1+2+3+4)	**486**	**178**	**664**
- acquisition costs	(456)	(156)	**(612)**
- administrative costs	(145)	(76)	**(221)**
6. Acquisition and administrative costs	**(601)**	**(232)**	**(833)**
- other underwriting expenses	(97)	(36)	**(133)**
- other underwriting income	31	34	**65**
7. Other underwriting income / expense	**(66)**	**(2)**	**(68)**
8. Net acquisition and management costs (6+7)	**(667)**	**(234)**	**(901)**
Allocated investment income	1,323	351	**1,674**
Intersectoral transfer of financial income from underwriting operations	64	16	**80**
9. Allocated investment income	**1,387**	**367**	**1,754**
10. Policyholders profit-sharing	**(1,068)**	**(340)**	**(1,408)**
11. Financial balance before reinsurance (9+10)	**319**	**27**	**346**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**138**	**(29)**	**109**
13. Premiums earned ceded to reinsurers	**(49)**	**(31)**	**(80)**
- claims and claim-related expenses ceded to reinsurers	60	15	**75**
- provision for claims ceded to reinsurers	2	-	**2**
14. Total claims expense ceded to reinsurers	**62**	**15**	**77**
- life insurance provisions ceded	(39)	3	**(36)**
- unit-linked provisions ceded	(2)	-	**(2)**
- other underwriting provisions ceded	-	-	**-**
15. Life and other underwriting provisions ceded to reinsurers	**(41)**	**3**	**(38)**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	**-**
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	**-**
16. Unit-linked adjustments ceded to reinsurers	**-**	**-**	**-**
17. Policyholder profit-sharing ceded to reinsurers	**16**	**-**	**16**
18. Life commissions received from reinsurers	**8**	**5**	**13**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**(4)**	**(8)**	**(12)**
Intersectoral reinsurance transfer	9	(4)	**5**
20. LIFE UNDERWRITING RESULTS (12+19)	**143**	**(41)**	**102**
Employee profit-sharing	(1)	-	**(1)**
Net investment income excl. allocation to underwriting result	11	65	**76**
Intersectoral eliminations	-	-	**-**
Non-technical intersectoral transfers	4	(6)	**(2)**
RESTATED OPERATING INCOME	**157**	**18**	**175**
Other non-underwriting income (net)	(3)	(22)	**(25)**
Share in earnings of equity-accounted companies	53	(1)	**52**
Minority interests	-	(4)	**(4)**
NET INCOME BEFORE GOODWILL AMORTISATION*	**207**	**(9)**	**198**
Goodwill amortisation	(17)	(17)	**(34)**
NET INCOME AFTER GOODWILL AMORTISATION*	**190**	**(26)**	**164**

* Excluding tax and exceptionals

** In fiscal year 2002, the change in the provision for unrealised capital loss exposures was -85 million euros

31.2.2 Consolidated* profit and loss statement – life insurance outside France by country

a) Consolidated 2003 profit and loss statement - life insurance outside France by country

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Life outside France
1. Premiums before reinsurance	**491**	**514**	**305**	**123**	**75**	**1,508**
- claims and claim-related expenses before reinsurance	(498)	(245)	(211)	(72)	(32)	**(1,058)**
- provision for claims before reinsurance	(12)	-	(5)	1	(9)	**(25)**
2. Claims expenses before reinsurance	**(510)**	**(245)**	**(216)**	**(71)**	**(41)**	**(1,083)**
- life insurance provisions before reinsurance	126	(162)	(147)	6	(1)	**(178)**
- unit-linked provisions before reinsurance	(55)	(48)	5	(65)	(1)	**(164)**
- other underwriting provisions	-	(4)	-	-	-	**(4)**
3. Life and other underwriting provisions before reinsurance	71	(214)	(142)	(59)	(2)	**(346)**
- unit-linked adjustments (capital loss) before reinsurance	(4)	11	(36)	-	-	**(29)**
- unit-linked adjustment (capital gain) before reinsurance	20	24	42	25	1	**112**
4. Unit-linked adjustments before reinsurance	**16**	**35**	**6**	**25**	**1**	**83**
5. Underwriting balance (1+2+3+4)	**68**	**90**	**(47)**	**18**	**33**	**162**
- acquisition costs	(41)	(44)	(18)	(16)	(11)	**(130)**
- administrative costs	(33)	(44)	(3)	(15)	(4)	**(99)**
6. Acquisition and administrative costs	**(74)**	**(88)**	**(21)**	**(31)**	**(15)**	**(229)**
- other underwriting expenses	(2)	(6)	-	(1)	(23)	**(32)**
- other underwriting income	2	24	-	1	11	**38**
7. Other underwriting income / expense	-	**18**	-	-	**(12)**	**6**
8. Net acquisition and management costs (6+7)	**(74)**	**(70)**	**(21)**	**(31)**	**(27)**	**(223)**
Allocated investment income	219	52	113	17	14	**415**
Intersectoral transfer of financial income from underwriting operations	2	-	-	-	-	**2**
9. Allocated investment income	**221**	**52**	**113**	**17**	**14**	**417**
10. Policyholders profit-sharing	**(213)**	**(55)**	**(17)**	**(8)**	**(13)**	**(306)**
11. Financial balance before reinsurance (9+10)	**8**	**(3)**	**96**	**9**	**1**	**111**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**2**	**17**	**28**	**(4)**	**7**	**50**
13. Premiums earned ceded to reinsurers	**(2)**	**(18)**	**(5)**	**(7)**	**(1)**	**(33)**
- claims and claim-related expenses ceded to reinsurers	1	6	3	3	-	**13**
- provision for claims ceded to reinsurers	-	-	-	-	-	-
14. Total claims expense ceded to reinsurers	**1**	**6**	**3**	**3**	-	**13**
- life insurance provisions ceded	-	2	-	-	(1)	**1**
- unit-linked provisions ceded	-	-	-	-	-	-
- other underwriting provisions ceded	-	-	-	-	-	-
15. Life and other underwriting provisions ceded to reinsurers	-	**2**	-	-	**(1)**	**1**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	-	-	-	-
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	-	-	-	-
16. Unit-linked adjustments ceded to reinsurers	-	-	-	-	-	-
17. Policyholder profit-sharing ceded to reinsurers	-	-	-	-	-	-
18. Life commissions received from reinsurers	**1**	**4**	**1**	**1**	-	**7**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	-	**(6)**	**(1)**	**(3)**	**(2)**	**(12)**
Intersectoral reinsurance transfers	-	8	-	-	(1)	**7**
20. LIFE UNDERWRITING RESULTS (12+19)	**2**	**19**	**27**	**(7)**	**4**	**45**
Employee profit-sharing	-	-	-	-	-	-
Net investment income excl. allocation to underwriting result	(68)	(1)	2	9	-	**(58)**
Intersectoral eliminations	-	-	-	-	-	-
Non-technical intersectoral transfers	-	-	-	-	-	-
RESTATED OPERATING INCOME	**(66)**	**18**	**29**	**2**	**4**	**(13)**
Other non-underwriting income (net)	-	(11)	-	-	3	**(8)**
Share in earnings of equity-accounted companies	-	-	-	-	-	-
Minority Interests	4	-	(7)	-	(1)	**(4)**
NET INCOME BEFORE GOODWILL AMORTISATION*	**(62)**	**7**	**22**	**2**	**6**	**(25)**
Goodwill amortisation	(5)	(1)	(8)	(1)	-	**(15)**
NET INCOME AFTER GOODWILL AMORTISATION*	**(67)**	**6**	**14**	**1**	**6**	**(40)**

* Excluding tax and exceptionals

b) Consolidated 2002 proforma profit and loss statement - life insurance outside France by country

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Life outside France
1. Premiums before reinsurance	**453**	**496**	**275**	**161**	**99**	**1,484**
- claims and claim-related expenses before reinsurance	(431)	(199)	(188)	(96)	(49)	**(963)**
- provision for claims before reinsurance	(4)	-	(2)	(1)	1	**(6)**
2. Claims expenses before reinsurance	**(435)**	**(199)**	**(190)**	**(97)**	**(48)**	**(969)**
- life insurance provisions before reinsurance	82	(126)	(153)	(45)	(25)	**(267)**
- unit-linked provisions before reinsurance	25	174	25	(26)	3	**201**
- other underwriting provisions	-	-	3	2	1	**6**
3. Life and other underwriting provisions before reinsurance	**107**	**48**	**(125)**	**(69)**	**(21)**	**(60)**
- unit-linked adjustments (capital loss) before reinsurance	(56)	(212)	(17)	-	(3)	**(288)**
- unit-linked adjustment (capital gain) before reinsurance	-	5	2	3	1	**11**
4. Unit-linked adjustments before reinsurance	**(56)**	**(207)**	**(15)**	**3**	**(2)**	**(277)**
5. Underwriting balance (1+2+3+4)	69	138	(55)	(2)	28	**178**
- acquisition costs	(41)	(74)	(16)	(14)	(11)	**(156)**
- administrative costs	(31)	(15)	(3)	(21)	(6)	**(76)**
6. Acquisition and administrative costs	**(72)**	**(89)**	**(19)**	**(35)**	**(17)**	**(232)**
- other underwriting expenses	(1)	(2)	(1)	(1)	(31)	**(36)**
- other underwriting income	1	21	-	-	12	**34**
7. Other underwriting income / expense	**-**	**19**	**(1)**	**(1)**	**(19)**	**(2)**
8. Net acquisition and management costs (6+7)	(72)	(70)	(20)	(36)	(36)	**(234)**
Allocated investment income	163	48	115	10	15	**351**
Intersectoral transfer of financial income from underwriting operations	1	5	-	-	10	**16**
9. Allocated investment income	**164**	**53**	**115**	**10**	**25**	**367**
10. Policyholders profit-sharing	**(209)**	**(83)**	**(15)**	**(18)**	**(15)**	**(340)**
11. Financial balance before reinsurance (9+10)	**(45)**	**(30)**	**100**	**(8)**	**10**	**27**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**(48)**	**38**	**25**	**(46)**	**2**	**(29)**
13. Premiums earned ceded to reinsurers	**(1)**	**(17)**	**(5)**	**(8)**	**-**	**(31)**
- claims and claim-related expenses ceded to reinsurers	1	6	3	4	1	**15**
- provision for claims ceded to reinsurers	-	-	-	1	(1)	**-**
14. Total claims expense ceded to reinsurers	**1**	**6**	**3**	**5**	**-**	**15**
- life insurance provisions ceded	-	-	-	-	3	**3**
- unit-linked provisions ceded	-	-	-	-	-	**-**
- other underwriting provisions ceded	-	-	-	-	-	**-**
15. Life and other underwriting provisions ceded to reinsurers	**-**	**-**	**-**	**-**	**3**	**3**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	-	-	-	**-**
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	-	-	-	**-**
16. Unit-linked adjustments ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
17. Policyholder profit-sharing ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
18. Life commissions received from reinsurers	**-**	**2**	**1**	**2**	**-**	**5**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**-**	**(9)**	**(1)**	**(1)**	**3**	**(8)**
Intersectoral reinsurance transfers	-	-	-	-	(4)	**(4)**
20. LIFE UNDERWRITING RESULTS (12+19)	**(48)**	**29**	**24**	**(47)**	**1**	**(41)**
Employee profit-sharing	-	-	-	-	-	**-**
Net investment income excl. allocation to underwriting result	9	6	1	48	1	**65**
Intersectoral eliminations	-	-	-	-	-	**-**
Non-technical intersectoral transfers	-	(6)	-	-	-	**(6)**
RESTATED OPERATING INCOME	**(39)**	**29**	**25**	**1**	**2**	**18**
Other non-underwriting income (net)	-	(21)	-	1	(2)	**(22)**
Share in earnings of equity-accounted companies	-	-	-	-	(1)	**(1)**
Minority interests	2	-	(5)	-	(1)	**(4)**
NET INCOME BEFORE GOODWILL AMORTISATION*	**(37)**	**8**	**20**	**2**	**(2)**	**(9)**
Goodwill amortisation	(5)	(1)	(8)	(3)	-	**(17)**
NET INCOME AFTER GOODWILL AMORTISATION*	**(42)**	**7**	**12**	**(1)**	**(2)**	**(26)**

* Excluding tax and exceptionals

31.3 Consolidated* profit and loss statement - banking activities

in millions of euros

	2003 France	2003 Outside France	2003 Total	2002 pro forma Total	2001 pro forma Total
Gross banking income	1,596	102	**1,698**	1,654	1,812
Total gross banking income	**1,596**	**102**	**1,698**	**1,654**	**1,812**
Operating expenses	(1,171)	(63)	**(1,234)**	(1,388)	(1,530)
Administrative expenses	(239)	(9)	**(248)**	(237)	(211)
Total operating expense	**(1,410)**	**(72)**	**(1,482)**	**(1,625)**	**(1,741)**
OPERATING INCOME	**186**	**30**	**216**	**29**	**71**
Intersectoral eliminations	-	-	**-**	-	-
Intersectoral transfers	13	(7)	**6**	17	(12)
RESTATED OPERATING INCOME	**199**	**23**	**222**	**46**	**59**
Other income (net)	-	-	**-**	-	-
Share in earnings of equity-accounted companies	11	-	**11**	11	16
Minority interests	(45)	(1)	**(46)**	(7)	(16)
NET INCOME BEFORE GOODWILL AMORTISATION*	**165**	**22**	**187**	**50**	**59**
Goodwill amortisation	(1)	(1)	**(2)**	(23)	2
NET INCOME AFTER GOODWILL AMORTISATION*	**164**	**21**	**185**	**27**	**61**

* Excluding tax and exceptionals

31.4 Consolidated* profit and loss statement - other businesses

in millions of euros

	2003 France			2003 Outside France			2003	2002 pro forma	2001 pro forma
	Holding cos.	Misc.	Total	Holding cos.	Misc.	Total	Total in and outside France	Total in and outside France	Total in and outside France
Revenues	-	23	23	1	9	10	**33**	34	30
Other operating income	12	3	15	-	-	-	**15**	37	6
Purchases used internally	-	(1)	(1)	-	-	-	**(1)**	(1)	(1)
Personnel expenses (incl. employee profit-sharing)	(19)	(5)	(24)	(11)	(10)	(21)	**(45)**	(38)	(32)
Other operating expenses	(60)	(21)	(81)	(5)	(12)	(17)	**(98)**	(110)	(88)
Taxes	(3)	(1)	(4)	-	-	-	**(4)**	(2)	(3)
Depreciation, amortisation and provisions	(13)	-	(13)	(24)	(1)	(25)	**(38)**	(2)	(5)
OPERATING INCOME	**(83)**	**(2)**	**(85)**	**(39)**	**(14)**	**(53)**	**(138)**	**(82)**	**(93)**
Financial income / expense	154	54	208	(5)	2	(3)	**205**	193	204
Debt service	(61)	(18)	(79)	(5)	-	(5)	**(84)**	(68)	(75)
Financial income / expense (net)	93	36	129	(10)	2	(8)	**121**	125	129
INCOME FROM CONTINUING ACTIVITIES	**10**	**34**	**44**	**(49)**	**(12)**	**(61)**	**(17)**	**43**	**36**
Intersectoral eliminations	(77)	(18)	(95)	(9)	15	6	**(89)**	(69)	(93)
RESTATED OPERATING INCOME	**(67)**	**16**	**(51)**	**(58)**	**3**	**(55)**	**(106)**	**(26)**	**(57)**
Other income (net)	-	-	-	-	-	-	**-**	-	-
Share in earnings of equity-accounted companies	1	-	1	-	4	4	**5**	5	6
Net income of consolidated companies	**(66)**	**16**	**(50)**	**(58)**	**7**	**(51)**	**(101)**	**(21)**	**(51)**
Minority interests	-	-	-	-	-	-	**-**	-	(1)
NET INCOME BEFORE GOODWILL AMORTISATION*	**(66)**	**16**	**(50)**	**(58)**	**7**	**(51)**	**(101)**	**(21)**	**(52)**
Goodwill amortisation	(1)	-	(1)	-	(2)	(2)	**(3)**	(2)	(2)
NET INCOME AFTER GOODWILL AMORTISATION*	**(67)**	**16**	**(51)**	**(58)**	**5**	**(53)**	**(104)**	**(23)**	**(54)**

* Excluding tax and exceptionals

32 - *Summary of financial income net of expenses*

32.1 Summary of financial income net of expenses for fiscal year 2003

In millions of euros

	Life insurance	Non-life insurance	Total Insurance	Other activities	Total
Net investment income	**2 125**	695	2 820	87	2 907
Investment management fees	**(110)**	(69)	(179)	(28)	(207)
Income, net of losses, on disposal of investments (a)	**(160)**	78	(82)	136	54
Net provisions for asset write-downs (c)	**383**	34	417	10	427
Net unit-linked adjustment (b)	**556**	-	556	-	556
Net financial income, before debt service	**2 794**	**738**	**3 532**	**205**	**3 737**
Debt service	**(4)**	(21)	(25)	(84)	(109)
Total net financial income	**2 790**	**717**	**3 507**	**121**	**3 628**

(a) In 2003, the AGF Group realised capital gains on its stake in Crédit Lyonnais when AGF Vie and AGF IART tendered their shares to Crédit Agricole's takeover bid. This enabled the Group to offset capital losses and shore up the equity portfolios of the following companies:
- AGF Vie: 642 million euros in net capital losses, including 349 million euros in written-back provisions.
- AGF Iart: 204 million euros in net capital losses, including 67 million euros in written-back provisions.
- AGF La Lilloise: 19 million euros in net capital losses, including 2 million euros in written-back provisions.

(b) Gain or loss resulting from the change in the market value of unit-linked investments.

(c) Following a change in intended holding periods, additional provisions for impairment in the value of assets were booked in Belgium and the Netherlands. Provisions for asset write-downs, net of write-backs, totalled 130 million euros in Belgium and 20 million euros in the Netherlands (Group share).

32.2 Summary of net financial income of insurance companies for fiscal year 2003

In millions of euros

	Life France	Life outside France	Life Total	Non-life France	Non-life outside France	Health France	Health outside France	Credit Insurance	Assistance	Non-life Total	Insurance Total
Investment income	1,786	448	2,234	286	215	113	20	115	8	757	**2,991**
Other investment income	-	3	3	2	17	-	3	16	10	48	**51**
Other investment expenses	(97)	(15)	(112)	(45)	(28)	-	(1)	(26)	(10)	(110)	**(222)**
NET INVESTMENT INCOME	**1,689**	**436**	**2,125**	**243**	**204**	**113**	**22**	**105**	**8**	**695**	**2,820**
INVESTMENT MANAGEMENT FEES	**(97)**	**(13)**	**(110)**	**(43)**	**(17)**	-	**(1)**	**(7)**	**(1)**	**(69)**	**(179)**
Gains on disposal of investments	1 151	68	1,219	472	62	-	5	27	6	572	**1,791**
Losses on disposal of investments	(1,353)	(26)	(1,379)	(332)	(121)	-	-	(33)	(8)	(494)	**(1,873)**
NET GAINS ON DISPOSAL OF INVESTMENTS	**(202)**	**42**	**(160)**	**140**	**(59)**	-	**5**	**(6)**	**(2)**	**78**	**(82)**
NET PROVISIONS FOR ASSET WRITE-DOWNS	**490**	**(107)**	**383**	**88**	**(50)**	-	-	**(7)**	**3**	**34**	**417**
Unit-linked adjustments (capital gains) (a)	877	111	988	-	-	-	-	-	-	-	**988**
Unit-linked adjustments (capital losses) (a)	(403)	(29)	(432)	-	-	-	-	-	-	-	**(432)**
NET UNIT-LINKED ADJUSTMENTS	**474**	**82**	**556**	-	-	-	-	-	-	-	**556**
NET FINANCIAL INCOME	**2,354**	**440**	**2,794**	**428**	**78**	**113**	**26**	**85**	**8**	**738**	**3,532**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

32.3 Summary of financial income net of expenses for fiscal year 2002 pro forma

In millions of euros

	Life insurance	Non-life insurance	Total Insurance	Other activities	Total
Net investment income	2,288	683	2 971	67	**3,038**
Investment management fees	(170)	(55)	(225)	(20)	**(245)**
Income, net of losses, on disposal of investments	334	324	658	143	**801**
Net provisions for asset write-downs	(695)	(181)	(876)	3	**(873)**
Net unit-linked adjustment (a)	(1,123)	-	(1,123)	-	**(1,123)**
Net financial income, before debt service	**634**	**771**	**1,405**	**193**	**1,598**
Debt service	(7)	(17)	(24)	(68)	**(92)**
TOTAL NET FINANCIAL INCOME	**627**	**754**	**1,381**	**125**	**1,506**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

32.4 Summary of net financial income of insurance companies for fiscal year 2002 proforma

in millions of euros

	Life France	Life outside France	Life Total	Non-life France	Non-life outside France	Health France	Health outside France	Credit Insurance	Assistance	Non-life Total	Insurance Total
Investment income	1,891	485	2,376	240	243	146	31	101	10	771	**3,147**
Other investment income	7	25	32	(4)	87	-	4	1	1	89	**121**
Other investment expenses	(93)	(27)	(120)	(53)	(95)	-	(1)	(23)	(5)	(177)	**(297)**
NET INVESTMENT INCOME	**1,805**	**483**	**2,288**	**183**	**235**	**146**	**34**	**79**	**6**	**683**	**2,971**
INVESTMENT MANAGEMENT FEES	**(158)**	**(12)**	**(170)**	**(29)**	**(16)**	**-**	**(1)**	**(8)**	**(1)**	**(55)**	**(225)**
Gains on disposal of investments	764	87	851	330	80	-	4	67	2	483	**1,334**
Losses on disposal of investments	(477)	(40)	(517)	(66)	(59)	-	(1)	(31)	(2)	(159)	**(676)**
NET GAINS ON DISPOSAL OF INVESTMENTS	**287**	**47**	**334**	**264**	**21**	**-**	**3**	**36**	**-**	**324**	**658**
NET PROVISIONS FOR ASSET WRITE-DOWNS	**(592)**	**(103)**	**(695)**	**(88)**	**(80)**	**-**	**-**	**(7)**	**(6)**	**(181)**	**(876)**
Unit-linked adjustments (capital gains) (a)	269	10	279	-	-	-	-	-	-	-	**279**
Unit-linked adjustments (capital losses) (a)	(1,117)	(285)	(1,402)	-	-	-	-	-	-	-	**(1,402)**
NET UNIT-LINKED ADJUSTMENTS	**(848)**	**(275)**	**(1,123)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,123)**
Net financial income	**494**	**140**	**634**	**330**	**160**	**146**	**36**	**100**	**(1)**	**771**	**1,405**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

32.5 Summary of financial income net of expenses for fiscal year 2001 pro forma

in millions of euros

	Life insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,165	816	2,981	104	**3,085**
Investment management fees	(120)	(65)	(185)	(32)	**(217)**
Income, net of losses, on disposal of investments	673	478	1,151	129	**1,280**
Net provisions for asset write-downs	(63)	(2)	(65)	3	**(62)**
Net unit-linked adjustment (a)	(704)	-	(704)	-	**(704)**
Net financial income, before debt service	**1,951**	**1,227**	**3,178**	**204**	**3,382**
Debt service	(4)	(19)	(23)	(75)	**(98)**
TOTAL NET FINANCIAL INCOME	**1,947**	**1,208**	**3,155**	**129**	**3,284**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

32.6 Summary of net financial income of insurance companies for fiscal year 2001 pro forma

in millions of euros

	Life France	Life outside France	Life Total	Non-life France	Non-life outside France	Health France	Health outside France	Credit Insurance	Assistance	Non-life Total	Insurance Total
Investment income	1,772	471	2,243	324	289	141	20	89	11	874	**3,117**
Other investment income	14	2	16	25	18	-	-	13	1	57	**73**
Other investment expenses	(86)	(8)	(94)	(73)	(19)	-	-	(20)	(3)	(115)	**(209)**
NET INVESTMENT INCOME	**1,700**	**465**	**2 165**	**276**	**288**	**141**	**20**	**82**	**9**	**816**	**2,981**
INVESTMENT MANAGEMENT FEES	**(82)**	**(38)**	**(120)**	**(39)**	**(20)**	**-**	**-**	**(5)**	**(1)**	**(65)**	**(185)**
Gains on disposal of investments	970	178	1,148	535	71	-	-	63	2	671	**1,819**
Losses on disposal of investments	(315)	(160)	(475)	(123)	(45)	-	-	(22)	(3)	(193)	**(668)**
NET GAINS ON DISPOSAL OF INVESTMENTS	**655**	**18**	**673**	**412**	**26**	**-**	**-**	**41**	**(1)**	**478**	**1,151**
NET PROVISIONS FOR ASSET WRITE-DOWNS	**(30)**	**(33)**	**(63)**	**19**	**(13)**	**-**	**-**	**(7)**	**(1)**	**(2)**	**(65)**
Unit-linked adjustments (capital gains) (a)	269	(237)	32	-	-	-	-	-	-	-	**32**
Unit-linked adjustments (capital losses) (a)	(972)	236	(736)	-	-	-	-	-	-	-	**(736)**
NET UNIT-LINKED ADJUSTMENTS	**(703)**	**(1)**	**(704)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(704)**
Net financial income	**1,540**	**411**	**1,951**	**668**	**281**	**141**	**20**	**111**	**6**	**1,227**	**3,178**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

33 - Exceptional items

in millions of euros

	2003	2002	2001
Early retirement plan in France	**-**	(10)	(94)
Write-back of provisions for tax disputes and lawsuit contingencies	**-**	39	33
Gecina dilution gain	**-**	27	-
Asset provision (Argentina)	**-**	-	(21)
Restructuring provision	**-**	-	-
AGF La Lilloise network value	**(15)**	-	-
Provision for risks on investments in the Ahold group	**15**	(15)	-
Divestment of subsidiaries and guarantees thereon	**-**	-	-
AGF Mat	**-**	(88)	16
Chile	**(12)**	-	-
Allianz AGF MAT UK	**(9)**	-	-
Netherlands	**3**	-	-
Immospain	**(2)**	-	-
Entenial	**(1)**	-	-
Protexia International	**-**	(3)	-
City General	**-**	-	(3)
AGF Nafta (Canada)	**-**	-	(7)
Other subsidiaries	**2**	(2)	9
Sub-total divestments	**(19)**	(93)	15
Miscellaneous	**-**	(20)	(6)
Total	**(19)**	(72)	(73)
Other items related to exceptional income			
Taxes	**(20)**	21	45
Minority interests	**6**	-	(1)
Non-underwriting gains	**-**	-	-
Goodwill amortisation	**(108)**	(7)	(17)
Global impact of exceptional items	**(141)**	(58)	(46)

Fiscal year 2003

Exceptional items totalled a net charge of 19 million euros and did not include amounts related to exceptional items and booked in the following accounts:

- 20 million euros in net tax expense composed of a 27 million euro charge on the sale of Entenial and a 7 million euro credit on Mondial Assistance.
- 6 million euros in minority interests.
- 108 million euros in goodwill amortisation.

Fiscal year 2002

Exceptional items totalled a net charge of 72 million euros and did not include amounts related to exceptional items and booked in the following accounts:

- 21 million euros in tax credits composed of 3 million euros on the early retirement plan in France and 18 million euros on the sale of AGF Mat,
- 7 million euros on goodwill amortisation.

Because of the time required to assess the situation at Ahold and the lack of information needed to carry out a valuation in accordance with the Group's accounting principles, a lump-sum provision of 15 million euros, after tax, was booked against Ahold shares, in the consolidated accounts only. This charge was included in exceptional items.

"Miscellaneous" includes, among other things, a provision for the risk of loss related to the exercise of a put option on the shares of the Belgian subsidiary held by minority shareholders.

Fiscal year 2001

Exceptional items totalled a net charge of 73 million euros and did not include amounts related to exceptional items and booked in the following accounts:

- 45 million euros in net tax credits composed of 32 million euros in credits related to the early retirement plan in France, 14 million euros in credits related to the sale of AGF Mat, 1 million euros in credits related to the sale of City General and 2 million euros in charges related to the sale of Belgian subsidiaries,
- 1 million euros in minority interests,
- 17 million euros in goodwill amortisation (8 million euros on AGF Mat and 9 million euros on Argentina).

The provision booked against the Argentinean subsidiaries corresponds to the net book value of those companies.

34 - Corporate income taxes

in millions of euros

	2003	2002	2001
Taxes due	**(297)**	(114)	(136)
Deferred taxes	**186**	141	82
Total	**(111)**	**27**	**(54)**

Tax expenses (-) and income (+) broke down as follows:

in millions of euros

	2003	2002	2001
Tax expense due from the tax consolidation sub-group (a)	**(67)**	(13)	(7)
Tax expense due from companies outside tax consolidation group	**(230)**	(101)	(129)
Total tax expense due	**(297)**	**(114)**	**(136)**

in millions of euros

	2003	2002	2001
Taxes of the tax consolidation sub-group			
Income tax credit on the tax consolidation group's loss	**(82)**	189	(6)
Deferred taxes on deferral of life acquisition costs	**(9)**	(16)	(10)
Taxes on internal sales eliminated in consolidation	**10**	27	(19)
Taxes on timing differences	**145**	(64)	80
Taxes related to first consolidation differences Athéna and Allianz	**4**	12	14
Other	**31**	(109)	(8)
Deferred tax credit / (expense) of tax consolidation sub-group (a)	**99**	**39**	**51**
Deferred tax credit / (expense) of companies outside tax consolidation group	**87**	**102**	**31**
Total deferred tax credit / (expense)	**186**	**141**	**82**
Tax expense of tax consolidation sub-group (a)	**32**	26	44
Tax expense of other companies (b)	**(143)**	1	(98)
Total tax expense	**(111)**	**27**	**(54)**

(a) Taxes of the AGF tax consolidation group

Taxes for fiscal year 2003

In 2003, taxes due were reduced by using full-rate deferred losses from fiscal year 1999 amounting to 327 million euros.

Taxes for fiscal year 2002

In 2002, taxes due were reduced by using full-rate deferred losses from fiscal year 1998 amounting to 121 million euros, booked against reduced-rate taxes due.

Taxes for fiscal year 2001

In 2001, taxes due were reduced by using full-rate deferred losses from fiscal year 1996 amounting to 61 million euros, booked against reduced-rate taxes due.

(b) Taxes of the other companies

Taxes for fiscal year 2003

In 2003, taxes due related to the following companies: Euler Hermes (-75 million euros), Entenial (-31 million euros), AGF Ras Group (-25 million euros), Assurances Fédérales (-3 million euros), AGF do Brasil Group (-4 million euros), Athéna Gestion (-7 million euros), Royal Nederland Group (-3 million euros), Mondial Assistance (4 million euros), and other (-8 million euros).

Taxes for fiscal year 2002

En 2002, taxes due related to the following companies: Entenial (-74 million euros), Euler Hermes (-41 million euros), Mondial Assistance (-6 million euros), AGF do Brasil Group (-3 million euros), Athéna Afrique Group (-2 million euros), Adriatica Group (-2 million euros), AGF International (-2 million euros) and other (-17 million euros).

Taxes for fiscal year 2001

En 2001, taxes due related to the following companies: Euler Hermes (-39 million euros), AGF Ras Group (-23 million euros), Royal Nederland Group (-8 million euros), AGF do Brasil Group (-4 million euros), AGF Benelux Group (-3 million euros), Mondial Assistance (-2 million euros), Athéna Afrique Group (-2 million euros) and other (-17 million euros).

34.1 Reconciliation between theoretical and effective tax expense

in millions of euros

	2003	2002	2001
Net income, group share	**763**	268	732
Minority interest	**64**	54	54
Total net income	**827**	**322**	**786**
Tax credit (expense)	**(111)**	**27**	**(54)**
Share in earnings of equity-accounted companies	**144**	**89**	**92**
Pre-tax income before equity-accounted earnings	**794**	**206**	**748**
Theoretical tax credit / (expense)	**(281)**	(73)	(272)
- Permanent differences	**(28)**	(2)	95
of which goodwill amortisation	**(79)**	(55)	(39)
- Tax rate differences	**(16)**	53	41
- Impact of variable deferred	**-**	-	(12)
- Deferred tax liability on provisions for write-downs of securities	**5**	(5)	-
- Other differences (1)	**209**	54	94
Effective tax credit / (expense)	**(111)**	**27**	**(54)**

Statutory tax rate: 35.43% in fiscal years 2002 and 2003 and 36.43% in fiscal year 2001.

(1) In France, the 2004 tax law has made it possible to carry tax losses forward indefinitely. As a result, all tax losses and deferred taxes on timing differences (of a tax nature) were capitalised on the balance sheet. Outside France, not all tax loss carryforwards were capitalised (see note 18).

35 - *Personnel*

Average number of employees in consolidated companies:

(for proportionally consolidated companies, the number of employees is pro-rated at the consolidation percentage)

		2003	2002
Sales and marketing personnel in France		**4,452**	4,613
Administrative personnel in France		**14,112**	14,295
International network personnel (1)		**15,571**	15,231
Total		**34,135**	**34,139**
Personnel in France by activity:	Non-life insurance	**10,106**	10,242
	Life insurance	**5,967**	6,194
	Banking	**2,204**	2,225
	Other	**287**	247
Total		**18,564**	**18,908**
Personnel outside France by activity:	Insurance	**13,644**	14,531
	Banking	**186**	185
	Other	**1,741**	515
Total		**15,571**	**15,231**
Personnel in France by rank:	Management and related functions	**7,040**	6,870
	Non-management	**11,524**	12,038
Total		**18,564**	**18,908**
Personnel outside France by rank:	Management and related functions	**1,930**	1,781
	Non-management	**13,641**	13,450
Total		**15,571**	**15,231**

Change in number of employees

(1) The change in the number of employees outside France was mainly due to changes at the Mondial Assistance and Euler Hermes groups, the consolidation of Arab Insurance, the disposal of the Phenix group, and the restructuring of the AGF Benelux, Allianz Nederland and Colseguros groups

Total personnel expense for the AGF Group stood at 1,793 million euros in 2003, compared with 1,776 million euros in 2002.

35.1 Administrative bodies

Compensation paid in 2003 to corporate officers was as follows:

- to Chairman Jean-Philippe Thierry (from 1 January to 31 December 2003) the sum of 926,984 euros including:
  - a fixed annual salary of 662,389 euros (583,264 euros in 2002),
  - a variable portion paid in 2003 of 204,891 euros. Half of variable pay is based on quantitative criteria related to earnings; the other half is based on individual, qualitative criteria.
  - directors fees of 28,400 euros paid by AGF SA and 31,304 euros paid by other Group companies.

Chairman Jean-Philippe Thierry has the use of a company car and a chauffeur.
For fiscal year 2003, the Board of Directors decided, at its 23 September 2003 meeting, and on the recommendation of the Compensation Committee, to award a total of 7,572 SARs to Chairman Jean-Philippe Thierry.
Pre-tax compensation paid during the year to directors representing employees and employee shareholders totalled 262,294 euros including 78,800 euros in directors fees.
In 2003, directors fees paid by AGF SA to members of the Board of Directors totalled 346,700 euros, including 78,800 euros in directors fees paid to employee directors and employee shareholders and 28,400 euros paid to the Chairman.
Before AGF was privatised, a supplementary pension plan applied to the chairman, the vice-chairman and the managing directors of the insurance companies. As of 31 December 2003 commitments under this plan totalled 2.550 million euros. There are two beneficiaries of this now-closed plan: Michel Albert and Jean-Daniel Lefranc.
After AGF was privatised, a new complementary pension plan was implemented for the members of the Executive Committee, in lieu of the one that existed in nationalised insurance companies. Executive Committee members, including the corporate officers, are beneficiaries of this specific plan, whose terms are governed by company policy, approved by the Board of Directors on 15 April 1998. As of 31 December 2003, commitments under this plan totalled 8.798 million euros and had been fully paid to a management company outside the AGF Group.

35.2 Stock options

Pursuant to articles L225-177 through L225-184 of the Commercial Code, on several occasions since 1990 the General Meeting of Shareholders has granted options to subscribe or purchase stock to employees and corporate officers of the Group under terms and conditions established by law.

Compensation Committee

The mission of the Compensation Committee of the Board of Directors is to review the recommendations of general management in respect of stock purchase and subscription plans authorised by the Extraordinary General Meeting of Shareholders and to present them to the Board for approval.
The committee comprises: Mr A. Lévy-Lang (Chairman), Mr M. Diekmann and Mrs B. Majnoni d'Intignano.
The stock option grant policy implemented within the AGF Group applies equally to all optionees, including members of the Executive Committee. Its purpose is to retain and motivate employees.
The policy is based on the decision of the Board of Directors, based in turn on a Compensation Committee report on recommendations from general management regarding stock subscription and purchase plans authorised by the shareholders at their Extraordinary General Meeting.

35.2.1 Type of options

Options granted by the Board of Directors have included stock purchase options (up until the company's privatisation), stock subscription options from 1996 until 1998, stock purchase options from 1999 until 2001 and stock subscription options again in 2002 and 2003.

35.2.2 Eligibility

The following categories of employees are eligible for stock options:
- AGF Group executives
- the officers and operating directors of subsidiaries,
- other employees, based on performance and job requirements.

35.2.3 Frequency of plan

There have been stock options granted in each year since 1990.

35.2.4 Conditions for exercising options granted in 2003

Stock options are valid for a period of eight years, or up through 21 October 2011.

Except in the event of death or disability, options cannot be exercised for the first year, or until 21 October 2004. The shares acquired through exercise of the options may not be sold until the holding period required to qualify for exemption from social benefit charges on the capital gain arising from the subscription has expired.

The termination of an employment contract or loss of a corporate officership leads to the loss of options, except in certain circumstances (death, disability, voluntary and involuntary retirement, and miscellaneous events based on the decision of the Board of Directors).

Status of stock options as of 31 December 2003

Date of grant	Option type	Total number of options that could be exercised initially	Total number of options that can be exercised (1)	Including number that can be exercised by 10 top employee optionees (2)	Including number that can be exercised by officers (3)	Number of optionees	Vesting date	Expiration date	Exercise price	Number of options exercised	Number of unexercisable options (4)	of which options that became unexercisable during the year (4)	Number of remaining options
2/02/96	(p)	637,000	638,162	76,000	20,000	178	3/02/98	2/02/04	22.82	543,668	72,962	-	21,532
19/12/96	(s)	794,150	798,993	167,750	61,250	194	20/12/98	19/12/04	23.39	537,318	115,146	8,687	146,529
17/09/97	(s)	734,500	749,436	162,637	51,098	179	17/09/02	17/09/05	31.92	694,029	11,750	-	43,657
18/09/98	(s)	959,000	978,256	214,615	61,318	230	16/10/03	16/10/06	42.59	2,250	93,514	-	882,492
14/09/99	(p)	1,000,000	1,020,521	235,055	61,318	240	12/10/04	12/10/07	47.08	3,000	73,709	-	943,812
20/09/00	(p)	1,000,000	1,020,240	130,816	42,923	341	18/10/02	18/10/08	55.80	3,000	83,132	-	934,108
19/09/01	(p)	1,022,100	1,043,317	145,793	66,427	346	17/10/03	17/10/09	47.55	-	64,288	-	979,029
2/09/02	(s)	850,000	850,000	125,690	52,520	356	30/09/04	30/09/10	33.66	1,220	-	-	848,780
23/09/03	(s)	1,118,250	1,118,250	172,000	100,000	348	21/10/04	21/10/11	42.64	-	-	-	1,118,250
TOTAL		**8,115,000**	**8,217,175**	**1,430,356**	**516,854**					**1,784,485**	**514,501**	**8,687**	**5,918,189**

(p) Purchase option
(s) Subscription option

(1) Due to an adjustment in the number and price of options that may be subscribed to or purchased and not yet exercised as of 14 May 2002, resulting from the distribution of reserves, decided on that date.

(2) In fiscal years 2001, 2002 and 2003, there were six "ties" for the 10 largest grants, bringing the total number of "top 10" optionees to 12, 14 and 11, respectively.

(3) Represents the number of options that could be exercised by Chairman Antoine Jeancourt-Galignani from February 1996 to September 2000 and by Chairman Jean-Philippe Thierry since September 2001.

(4) As a result of loss of rights.

On 23 September 2003, the Board of Directors voted to grant stock subscription options to Chairman Jean-Philippe Thierry: 100,000 options at 42.64 euros expiring 21 October 2011, and to the 11* top non-officer employees: 172,000 options at 42.64 euros expiring 21 October 2011.

* includes 6 "ties"

35.2.5 Stock Appreciation Rights

Allianz AG has implemented a long-term profit-sharing system for executives in all companies of the Group.

Known as the Stock Appreciation Rights Plan (SAR), the programme is a bonus mechanism tied to the price of Allianz AG stock over a seven year period. This international plan also has a hedging mechanism through which the company can limit its total pay-out when SARs are exercised.

SAR recipients receive a sum equal to the product of the share price rise and the number of options granted in addition to the regular salary paid by their employing company.

The number of options is based on salary, which is weighted by three criteria of equal weight, one based on the Allianz Group's business performance, one based on that of AGF, and the third on the evaluation of the Chairman of AGF of the performance of each grant recipient.

Options are valid for seven years, but they do not vest until two years after grant and can be exercised only if the Allianz AG share price has risen by at least 20% and has outperformed the Dow Jones Stoxx index for five consecutive days.

For 2003, the Board of Directors decided, at its 23 September 2003 meeting and on the recommendation of the Compensation Committee, to grant 7,572 SARs to Chairman Jean-Philippe Thierry.

It also granted a total of 9,291 SARs to other members of the Executive Committee.

Allianz Stock Appreciation Rights (SAR) granted to Chairman Jean-Philippe Thierry

	Number of SARs granted	Exercise price	Grant date
2001	2,318	322.14 euros	1 April 2001
2002	1,565	265.00 euros	1 April 2002
2003	7,572	65.91 euros	1 April 2003
Total	**11,455**		

35.3 Commitments related to pension plans and similar benefits

35.3.1 Post-employment benefits

AGF in France

Complementary pension plan for members of the Executive Committee

In France, AGF Group companies have implemented a complementary pension plan for the members of the Executive Committee, recognised as a form of post-employment benefits. The plan pays a complementary retirement benefit based on a specified period of service, limited to 20% of the average of the Committee member's salary during his or her last three years of service

Amounts relative to defined-benefit pension plans	AGF in France
AGF direct commitments	
Pension plan commitments	8,798
Total	**8,798**
Plan assets	8,798
Excess of pension obligations over plan assets	-
Unrecognised gains or losses	-
Plan surplus recognised as assets	-

Major actuarial assumptions used by the pension plans (in %)	AGF in France
Discount rate	5%
Estimated return on plan assets	4.50%
Expected rate of pension increases	2%
Expected rate of salary increases	3%

Retirement bonuses

The collective bargaining agreements applicable respectively to insurance company employees and insurance sales managers provide for retirement bonuses. Benefits include payments to employees who choose to retire and who have at least ten years of service. At 31 December 2003, 14,264 employees were affected by these provisions. Payments are equal to 1/120th of the employee's gross salary over the last 12 months of employment, per year of service. At 31 December 2003, based on a discount rate of 5.25%, commitments totalled 40.3 million euros, financial assets totalled 33.9 million euros and the provision 6.4 million assets.

Euler Hermes

The Euler Hermes group has several post-employment benefit plans. These plans are negotiated and managed locally by the respective subsidiaries. Defined-benefit pension plans exist primarily in Germany, the UK and Belgium (and retirement bonuses in France). Under the defined-benefit plans, the company must pay agreed-upon benefits to its active employees and its former employees. The actuarial risk (i.e. the risk that benefits will cost more than anticipated) and the investment risk are borne essentially by the company. Certain plans are financed, either in whole or in part, by assets specifically earmarked for the plan (plan assets). These investments are managed by investment funds outside the Group and are invested primarily in equities and bonds. Defined-benefit plans are not subject to provisions for pensions but are declared under payroll liabilities.

Amounts relative to defined-benefit pension plans	Euler Hermes
AGF direct commitments	80,359
Pension plan commitments	303,411
Total	**383,770**
Plan assets	282,705
Excess of pension obligations over plan assets	101,065
Unrecognised gains or losses	0
Plan surplus recognised as assets	16,650

Major actuarial assumptions used by the pension plans (in %)	Euler Hermes
Discount rate	5.50%
Estimated return on plan assets	5-6%
Expected rate of pension increases	1.4-2.5%
Expected rate of salary increases	3.50%

AGF UK

AGF UK has a defined-benefit pension plan and guarantees performance under the plan. 61.34% of the assets of this fund are equities. Only a small minority are contributing members. Two-thirds of the members are former employees. The other third are beneficiaries of direct pensions, surviving spouse pensions or disability benefits.

Amounts relative to defined-benefit pension plans	AGF Insurance (UK)
AGF direct commitments	33,430
Pension plan commitments	109,570
Total	**143,000**
Plan assets	143,000
Excess of pension obligations over plan assets	-
Unrecognised gains or losses	-
Plan surplus recognised as assets	-

Major actuarial assumptions used by the pension plans (in %)	AGF Insurance (UK)
Discount rate	6.40%
Estimated return on plan assets	6.40%
Expected rate of pension increases	3.40%
Expected rate of salary increases	4.30%

AGF Belgium

AGF Belgium has seven pension funds, including five defined-benefit plans.

Amounts relative to defined-benefit pension plans	AGF Belgium
AGF direct commitments	46,640
Pension plan commitments	-
Total	**46,640**
Plan assets	30,736
Excess of pension obligations over plan assets	15,904
Unrecognised gains or losses	3,797
Plan surplus recognised as assets	-

Major actuarial assumptions used by the pension plans (in %)	AGF Belgium
Discount rate	4.72%
Estimated return on plan assets	4.65%
Expected rate of pension increases	2.00%
Expected rate of salary increases	3.50%

Allianz Nederland

There are two pension funds in the Netherlands: one Royal Nederland fund and one Zwolsche Algemeene fund. Both funds are defined-benefit plans.

Amounts relative to defined-benefit pension plans	Allianz Nederland
AGF direct commitments	241,200
Pension plan commitments	0
Total	**241,200**
Plan assets	241,200
Excess of pension obligations over plan assets	-
Unrecognised gains or losses	-
Plan surplus recognised as assets	-

Major actuarial assumptions used by the pension plans (in %)	Allianz Nederland
Discount rate	5.00%
Estimated return on plan assets	6.00%
Expected rate of pension increases	2.00%
Expected rate of salary increases	2.00%

35.3.2 Long-term benefits

Long service medals

Employees of AGF Group companies in France are paid a special bonus when they reach long-service milestones of 20, 30, 35 or 40 years. Commitments related to these bonuses, discounted at 5.25%, totalled 12.3 million euros at 31 December 2003 and were fully provisioned.

Long-service leaves

Employees of AGF Group companies in France earn the rights to a certain number of additional paid leave days when they reach long-service milestones of 20, 30, 35, 38 or 43 years. Commitments related to these leaves totalled 12.2 million euros and were fully provisioned

36 - *Off-balance sheet commitments*

36.1 Off-balance sheet commitments of insurance companies

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Guarantees, securities, pledges (a)	**429**	402	356
Securities and assets acquired with a commitment to resell (b)	**287**	368	261
Other commitments related to securities (assets)	**52**	6	-
Other commitments given (c)	**211**	106	390
Total commitments given	**979**	**882**	**1,007**
Securities, loan guarantees, pledges (d)	**1,205**	1,183	1,139
Securities and assets acquired with a commitment to resell	**-**	-	-
Other commitments related to securities (assets)	**-**	3	-
Other commitments received (e)	**1,772**	1	455
Total commitments received	**2,977**	**1,187**	**1,594**
Securities pledged by reinsurers	**698**	1,031	1,186
Securities given by reinsured parties under joint and several guarantees or with substitution rights	**-**	2	-

(a) includes 270 million euros in bank guarantees, a 63 million euro letter of credit and warranties against future liabilities of 14 million euros
(b) includes 287 million euros in commitments to subscribe to private equity funds.
(c) includes primarily 133 million euros in unpaid premiums on the purchase of caps
(d) includes primarily mortgage commitments of 1,161 million euros.
(e) includes primarily Allianz Leben shares pledged as collateral as follows: 665 million euros at AGF lart and 960 million euros at AGF Vie.

Other off-balance sheet commitments

AGF employee retirement plan

Under the agreement entered into in September 1999 with labour unions on the closing of the AGF lead retirement plan, the allocation paid by the fund takes two forms:

- a differential benefit, paid to pensioners who took retirement before the plan was closed (i.e. before 15 September 1999). Its annual amount is calculated by subtracting other retirement amounts (SS, ARRCO, AGIRC, RRP) from the overall benefit paid by the fund. Starting in 2000 and up through 2004, the overall benefit will be revalued each year by a rate equal to the average of ARRCO and AGIRC increases less 2% with a floor of 0%. Starting in 2005, the fund board of directors may adopt more favourable valuation rules up to certain limits if the plan situation permits.
- an additive benefit granted to active employees at the time the plan was closed (on 15 September 1999). The amount of this benefit was calculated at the closing date on the basis of each qualifying employee's situation as of 31 December 1998. The rights of active employees will increase on the basis of the financial performance of the investments, recognising that a revaluation rate of 4.5% has been selected. The revaluation rate is decided each year by the Board of Directors.

Retirement commitments will be met by provisions booked from fund reserves and a contribution of 144.8 million euros paid in late 1999 by the company for the purpose of guaranteeing its commitments, which totalled 229 million euros at 31 December 2003.

At 31 December 2003, assets totalled 251 million euros, including 87.6% in fixed-income instruments and 12.4% in equities. The fair value of the assets was 242.5 million euros.

Investment income totalled 10.7 million euros and realised capital gains 8.6 million euros.

Guarantee received by AGF Belgium Insurance

AGF Belgium Insurance has received mortgage commitments of 1,161 million euros as security for loans granted.

Guarantee given by AGF Belgium Insurance

AGF Belgium Insurance has granted a guarantee to ING Belgique SA, in connection with the sale of AGF Belgium Bank, limited to 45% of the sale price. The guarantee is valid for two years from the effective date.

Guarantee given by AGF Insurance UK Ltd.

AGF Insurance UK Ltd has made a commitment, via LUC Holding Ltd, to manage and lease the London Underwriting Centre until 2016. The amount of the commitment corresponds to the remaining lease payments.

Sale of Allianz Marine UK Ltd.

As part of its effort to group all MAT activities in one place within the Allianz Group, Allianz and AGF agreed that during 2003 AGF Iart will sell its wholly-owned subsidiary Allianz AGF Mat Ltd, renamed Allianz Marine (UK) Ltd in 2002. In 2000, Allianz Marine (UK) Ltd. purchased a 25% stake in Tindall Riley Marine Ltd, a mutual shipowners' management company, with a commitment gradually to take control (50% in 2003, 100% in 2006). The transaction, approved by the Transactions Committee, also included guarantees from AGF Iart in favour of Allianz Marine & Aviation Versicherungs-Aktiengesellschaft Hamburg, the transferee.
These guarantees are limited to GBP 10 million.

Commitment to pay premiums on Cat bonds

Under the reinsurance program to cover storm risk in France and earthquake risk in Monaco, AGF Iart promised to pay 34 million dollars to the Irish company Mediterranean-Re before the end of 2005. The amount remaining to be paid at 31 December 2003 was 14 million dollars.

Commitments to Allianz related to the sale of AGF Mat (see note 39).

All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.
All material commitments, in accordance with applicable accounting standards, are presented herein.

36.2 Off-balance sheet commitments of banks

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Financial guarantees given	**1,510**	1,420	1,216
Financial guarantees received	**1,656**	1,720	1,776
Guarantee commitments given	**1,526**	1,038	708
Guarantee commitments received	**2,231**	2,089	1,988
Security commitments to be delivered	**2**	14	3
Security commitments to be received	**2**	13	14
Total commitments given	**3,038**	**2,472**	**1,927**
Total commitments received	**3,889**	**3,822**	**3,778**

Guarantee granted by Banque AGF

Banque AGF has issued a guarantee on behalf of AGF in favour of the French tax authorities for the following amounts in respect of outstanding disputes:
- 19.8 million euros to cover an AGF Group tax audit related to the 1994, 1995 and 1996 tax years,
- 12.2 million euros to cover back taxes charged to Allianz Holding France and related to the 1997 and 1998 tax years.

Liability guarantee granted to Eurofactor

Eurofactor has notified Euler Hermes of items covered under the liability guarantee granted by Euler Hermes to Eurofactor. As of 31 December 2003, the corresponding amounts are covered by specific provisions in the accounts of Euler Hermes and Eurofactor. These amounts may still vary in the future depending on changes in underlying events.

Financing of defeasances

1st defeasance (see note 17)
2nd defeasance (see note 17)
All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated. All material commitments, in accordance with applicable accounting standards, are presented herein.

36.3 Off-balance sheet commitments of other activities

in millions of euros

	31.12.2003	31.12.2002	31.12.2001
Pledges, loans and other guarantees (a)	**81**	90	287
Other commitments related to securities (assets)	**-**	-	-
Other commitments given (b)	**121**	118	115
Total commitments given	**202**	**208**	**402**
Pledges, loans and other guarantees	**16**	11	15
Other commitments related to securities (assets)	**-**	5	-
Other commitments received (c)	**654**	613	749
Total commitments received	**670**	**629**	**764**

(a) Property guarantees totalling 30 million euros

(b) Guarantee given to the employees of Banco Atlantico
AGF International guarantees payment, up to 3 million euros, of pension obligations for the employees of Banco Atlantico under a policy (no. 0700047719) underwritten by Allianz Seguros.

Guarantee given to employees of Banco Espagnol de Crédito
AGF International guarantees payment, up to 69 million euros, of pension obligations for the employees of Banco Espagnol de Credito under an insurance policy (no. 215252) underwritten by Allianz Seguros.

Guarantee given by AGF International to ING Belgique SA
AGF International guarantees commitments of AGF Belgium Insurance for the benefit of ING Belgique in connection with the sale of AGF Belgium Bank.

Guarantee given by AGF Brasil Seguros and AGF Do Brasil to Banco Itau Holding Financiera
AGF Brasil Seguros and AGF Do Brasil have agreed to sell their shares in AGF Vida e Previdencia and Banco AGF to Banco Itau Holding Financiera under certain conditions.

Guarantee given by AGF International to Allianz Suisse Versicherungs-Gesellschaft
Following the sale of Phénix in Switzerland, AGF International granted Allianz Suisse a special guarantee on a provision in the 2002 accounts.

Guarantee given to Allianz AG
AGF International has agreed to reimburse Allianz AG, after receipt by AGF Allianz Argentina, of future interest from INdeR (Instituto Nacional de Reaseguro). This guarantee is valid for five years.

Guarantee given by AGF International to PENTA Ise Las Americas
AGF International has granted a guarantee against future liabilities to the Penta - Ise Las Americas group in the context of AGF's sale of Allianz Chile Compania de Seguros Vida, corresponding to 10% of the sale price, until 30 October 2004.

(c) 600 million euro line of credit granted to AGF Cash by a credit institution

Guarantee received from Allianz AG
Allianz has made a commitment to AGF International to adjust the purchase price of AGF Espana (Luxembourg) SA in the event the latter's tax-loss carryforward can be used. The adjustment would be equal to 50% of the tax savings realised.

Reciprocal commitments
AGF International has agreed to sell and Allianz AG to buy the shares of Allianz General Insurance Malaysia Berhad, as soon as local authorities allow the transaction.

Other commitments (not included in the above table):

Guarantee against currency fluctuation given to Arsa BV

AGF International has promised to compensate AGF BV, since renamed Arsa BV, for any currency fluctuation on funds lent or borrowed.

Guarantee to Generali in respect of the sale of AMB

AGF International gave Generali a guarantee in respect of taxation when it sold its stake in AMB.

Commitments related to the acquisition of ARSA and Allianz Inversiones securities

The agreement in respect of the acquisition of the securities of Arsa and Allianz Inversiones included the following commitments:
a) Allianz AG promised to reimburse AGF International in the event that Arsa and/or Allianz Inversiones ("the companies") are required to pay the following in France, Chile or the Netherlands:
- taxes on capital gains as of contract date,
- corporate taxes as of contract date,
- other taxes in respect of the distribution of profits referred to above,
- any additional taxes incurred locally on amounts paid prior to the acquisition.
AGF International has agreed to give Allianz AG prior notice of any operation that might give rise to the taxes referred to above so that it may participate fully in preliminary discussions.

b) AGF International has promised to reimburse Allianz AG 56.34% of the amount received from the Venezuelan government due to any litigation on Van Dam bonds as soon as such litigation is concluded.

c) Any payments in respect of the guarantees given to Bice by Allianz Inversiones on sales of securities of Allianz Bice de Seguros de Vida will be paid directly by Allianz AG to Allianz Inversiones in the event that such guarantees are actually invoked.

Commitments related to AILC's bancassurance agreement in Egypt

Banque Misr and MIBank are the bancassurance partners of AILC, a life insurance subsidiary of AGF International and Allianz AG. AGF International has made a commitment to make Banque Misr and MIBank shareholders of AILC through a capital increase and a sale of shares to be carried out during the first half of 2004, provided bancassurance objectives are met.

Tax guarantees

In connection with the sale of S.P.S. in Portugal and AGF Union Fénix (now Allianz Seguros) in Spain, AGF International has agreed to pay any amount of back taxes.
AGF Insurance UK Ltd has received a commitment from Allianz UK to reimburse 50% of any tax savings derived from future use of tax-loss carryforwards.

Guarantee given to Price Waterhouse Coopers

AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.

Guarantee given to the Total Fina Elf group

A letter of guarantee given to Total Fina Elf in terms of the respect by AGF Vie of its contractual and financial obligations in an insurance policy it issued under a group defined benefit retirement policy.

Sale of Entenial

AGF SA has given customary guarantees and potentially specific performance guarantees regarding defeasance transactions and is jointly and severally liable under Banque AGF's commitments to CFF.

Commitment made to Sophia

In a letter dated 27 June 2000, AGF made certain commitments to the CECEI concerning the long-term nature of its stake in Sophia and regarding the procedures to be followed prior to any material change in its 29% ownership stake or in its active participation on Sophia's board of directors in terms of defining strategic direction. The letter also guarantees that Sophia will maintain its coefficient of share capital and permanent resources at no less than 75%.
All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.
All material commitments, in accordance with applicable accounting standards, are presented herein.

37 - Financial instruments

37.1. Insurance segment operations

in millions of euros

A. Interest rate swaps

	Value of swaps at 31.12.2003			Expiration of notional value			Counterparty risk			
	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	< BB
HEDGING										
On over-the-counter markets										
Floating-rate payer / fixed-rate receiver	388	(9)	(9)	4	384	-	-	333	55	-
Fixed-rate payer / floating-rate receiver	15	-	-	-	15	-	-	15	-	-
Fixed-rate payer / fixed-rate receiver	7	-	-	-	7	-	-	7	-	-
Floating-rate payer / floating-rate receiver	7	-	-	7	-	-	-	-	-	7
Asset swaps	7	-	-	7	-	-	-	-	7	-
Other swaps	587	-	-	-	587	-	-	587	-	-
Total	**1,011**	**(9)**	**(9)**	**18**	**993**	**-**	**-**	**942**	**62**	**7**

in millions of euros

B. Financial instruments

	Value of swaps at 31.12.2003			Expiration of notional value			Counterparty risk			
	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unlisted
HEDGING										
On over-the-counter markets:										
Purchase of caps	10,122	(47)	(47)	-	6,867	3,255	1,250	5,116	3,756	-
Purchase of puts	5,783	22	14	4,765	1,018	-	500	3,826	1,357	100
Purchase of security options	17	-	-	15	1	1	16	1	-	-
Purchase of interest rate options	230	13	13	130	100	-	-	230	-	-
Purchase of index options	255	-	(2)	99	137	19	-	255	-	-
Total	**16,407**	**(12)**	**(22)**	**5,009**	**8,123**	**3,275**	**1,766**	**9,428**	**5,113**	**100**
Sale of calls	962	(8)	(12)	962	-	-	-	802	125	35
Sale of puts	1,069	3	-	1,069	-	-	-	654	334	81
Sale of interest rate options	9	1	-	9	-	-	-	9	-	-
Sale of index options	161	1	(2)	96	65	-	5	156	-	-
Total	**2,201**	**(3)**	**(14)**	**2,136**	**65**	**-**	**5**	**1,621**	**459**	**116**
On organised markets:										
Purchase of index options	103	(2)	(2)	103	-	-	-	-	-	103
Total	**103**	**(2)**	**(2)**	**103**	**-**	**-**	**-**	**-**	**-**	**103**

Financial futures instruments at 31 December 2003

The new provisions of CRC rule 2000-09 have been implemented. Accordingly, each strategy is documented at the time it is initiated.

A/ AGF Vie and AGF Iart

All of the strategies described below constitute yield-oriented strategies, as defined in the CNC opinion of 22/10/2002, with the exception of other swaps (divestment strategies) and relate to assets held in a portfolio:

The purchase of 8 to 10 year caps is an overall hedging strategy for a part of the bond investment lines in AGF Vie's portfolio. At 31 December 2003, the face value stood at 10,122 million euros, which equalled the off-balance sheet commitment received. The off-balance sheet commitment given of 132.5 million euros is for premiums remaining to be paid.

The purpose of asset swaps at AGF Vie is to modify the type of flows on a held asset. The off-balance sheet amount was 7.3 million euros.

Off-balance sheet amounts equalled the face value of contracts stated in euros.

Purchases and sales of index options constitute macro-hedging strategies with the objective of adjusting equity exposure in terms of a benchmark. The face value of contracts was 77.3 million euros for AGF Vie and 26 million euros for AGF Iart.

Other swaps correspond to a reduction in exposure on certain securities. The face value was 416.6 million euros for AGF Vie and 170.2 million euros for AGF Iart. In the sense of the CNC regulation, only these transactions constituted divestment strategies.

Tunnel-type strategies (purchase of puts financed by the sale of calls on the DJ EuroStoxx50 index) have been implemented so as to limit risk on equities. They enable AGF to protect itself from downside risk while preserving exposure to a portion of the market's upside potential. (Commitment: 2,000 million euros at AGF Vie and 1,000 million euros at AGF Iart).

Purchases of puts on swaps (swaptions) constitute hedging strategies for the bond investment lines of AGF Vie and AGF IART in order to protect them from the risk of increasing interest rates.

All strategies combined (equities and fixed-income), off-balance sheet commitments at AGF Vie on put purchases of 4,142.4 million euros, on put sales of 667 million euros and on call sales of 677.4 million euros, and at AGF Iart on put purchases of 1,541 million euros, on put sales of 320.9 million euros and on call sales of 249.4 million euros correspond to the face value of contracts.

For AGF Vie, 75.5 million euros were included in prepayments and accrued income and 29.1 million euros in accruals and deferred income. For AGF Iart, 15.9 million euros were included in prepayments and accrued income and 3 million euros in accruals and deferred income.

During the period under review, the AGF Group recognised losses of 196.7 million euros and gains of 211.8 million euros.

Operations were conducted with a limited number of quality counterparties selected by a risk committee and subject to qualitative ratings.

B/ Euler Hermes

The face value of swaps is 388 million euros, corresponding to 8 interest rate swap contracts.

C/ AGF Belgium Insurance

Non-life

To limit the risk on equities in non-life insurance, put-spread options hedging strategies have been implemented. They protect the portfolio against the risk of a sharp drop in the market. Included in open positions as of 31 December 2003 were index options purchased on notional amounts totalling 169.3 million euros and index options sold on notional amounts totalling 140.3 million euros.

2.7 million euros were booked in prepayments and accrued income and 2.3 million euros in accruals and deferred income.

The results of the period under review represent positions that have been closed out. They include gains of 0.6 million euros on investment/divestment strategies and gains of 1.2 million euros and losses of 0.5 million euros on yield strategies.

Life

In life insurance hedging strategies oriented towards yield and alternative investment were implemented. There were 29.9 million euros in options sold and 26.2 million euros in options purchased (notional amounts). 1.8 million euros were booked in prepayments and accrued income and 2 million euros were booked in accruals and deferred income.

The results of the period under consideration represent positions that have been closed out. They include gains of 8.8 million euros and losses of 3.6 million euros on investment / divestment strategies and gains of 3.9 million euros and losses of 3.8 million euros on yield strategies.

Series A swaptions (1999)

Receiver swaptions expiring in 2004, 2005 and 2007 have been purchased in the Life portfolio on a notional amount of 130 million euros so as to hedge the reinvestment risk on the repayment of linear bonds (OLOs). The risk of low interest rates is covered by the option to enter a long-term receiver swap at 6.25% (net guaranteed rate between 5.59% to 5.63%, depending on the transaction).

Series B swaptions (2003)

Two payer swaptions expiring in 2004 were purchased in the Life portfolio on a notional amount of 100 million euros so as to hedge against the risk of rising interest rates. These swaptions hedge against a significant upward correction by making it possible to enter a payer swap at 4.70%.

0.2 million euros was booked in prepayments and accrued income.

ABI swap (2003)

The above strategy was complemented by the purchase of a payer swap at 4.115% on a notional amount of 15 million euros so as to immunise a part of the Life portfolio.

0.4 million euros was booked in accruals and deferred income.

37.2 Banking segment operations

in millions of euros

A. Interest rate swaps

	Face value	Market value	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	<BB	Unrated	Issuer: OECD credit institutions	Non-OECD credit institutions	Gov'ts, central banks
HEDGING													
On over-the-counter markets:													
Fixed-rate payer / floating-rate receiver	11,386	234	3,026	2,545	5,815	6,090	4,647	649	-	-	10,438	-	948
Floating-rate payer / fixed-rate receiver	14,385	(155)	1,221	4,064	9,100	7,023	6,206	851	-	305	14,320	-	65
Floating-rate payer / floating-rate receiver	519	(7)	416	-	103	-	453	46	20	-	449	20	50
Asset swaps	118	(2)	29	79	10	-	67	51	-	-	-	-	118
Total (a)	**26,408**	**70**	**4,692**	**6,688**	**15,028**	**13,113**	**11,373**	**1,597**	**20**	**305**	**25,207**	**20**	**1,181**
POSITION MANAGEMENT													
On over-the-counter markets:													
Fixed-rate payer / floating-rate receiver	812	(12)	10	580	222	20	676	107	9	-	-	9	803
Floating-rate payer / fixed-rate receiver	1,208	37	564	374	270	-	739	459	10	-	-	10	1,198
Floating-rate payer / floating-rate receiver	441	6	45	121	275	30	186	180	45	-	44	-	397
Total (a)	**2,461**	**31**	**619**	**1,075**	**767**	**50**	**1,601**	**746**	**64**	**-**	**44**	**19**	**2,398**

(a) For hedging instruments, no unrealised profit or loss is shown.

in millions of euros

B. Financial instruments

	Face value	Market value	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	Unrated	Issuer: OECD credit institutions	Customers	Gov'ts, central banks
HEDGING												
On over-the-counter markets:												
Purchase of FRAs	3,895	(3)	3,499	396	-	500	2,499	896	-	3,895	-	-
Purchase of caps	4,332	68	1,088	593	2,651	1,659	2,427	246	-	4,332	-	-
Purchase of floors	1,035	8	-	-	1,035	702	227	106	-	1,035	-	-
Total	**9,262**	**73**	**4,587**	**989**	**3,686**	**2,861**	**5,153**	**1,248**	**-**	**9,262**	**-**	**-**
Sale of caps	1,189	(10)	462	25	702	685	257	200	47	1 142	47	-
Sale of floors	907	(3)	208	15	684	349	510	48	-	907	-	-
Total	**2,096**	**(13)**	**670**	**40**	**1,386**	**1,034**	**767**	**248**	**47**	**2,049**	**47**	**-**
POSITION MANAGEMENT												
On organised markets:												
Purchase of int. rate instruments	500	-	-	500	-	-	-	-	-	-	-	-
On over-the-counter markets												
Purchase of currency options	16	-	16	-	-	-	-	-	-	-	-	-

37.3 Other activity segment operations

in millions of euros

A. Interest rate swaps

	Face value	Market value	Unrealised profit/loss	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	Unrated
HEDGING										
On over-the-counter markets:										
Fixed-rate payer / floating-rate receiver	1,170	(29)	(29)	191	379	600	304	754	112	-
Floating-rate payer / fixed-rate receiver	1,015	6	6	-	1,015	-	153	862	-	-
Total	**2,185**	**(23)**	**(23)**	**191**	**1,394**	**600**	**457**	**1,616**	**112**	**-**

(1)) Swap implemented as part of a strategy to hedge debt exposure (see note 25).

in millions of euros

B. Financial instruments

	Face value	Market value	Unrealised profit/loss	Expiration of national value			Counterparty risk			
				Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unrated
HEDGING										
On over-the-counter markets:										
Purchase of puts	80	46	-	-	80	-	-	-	-	80
Sale of calls	117	46	-	-	117	-	-	-	-	117
Total	**197**	**92**	**-**	**-**	**197**	**-**	**-**	**-**	**-**	**197**

Commitment to buy shares of AGF Belgium Holding

Under the cash offer for Assubel Vie, partner companies acquired shares of AGF Belgium Holding (formerly AGF Assubel). An agreement with these partners requires AGF Benelux to acquire the shares of AGF Belgium Holding allocated to Assubel AT and Arag. The put option is exercisable once a year from 1997 to 2005 at specific terms.

The face value of 80.4 million euros corresponds to the commitment given.

Under the same agreement, AGF Benelux has a call option on the same companies, exercisable once a year between 1 September and 30 November each year from 1997 until 2005 at specific terms.

The face value of 117.3 million euros corresponds to the commitment received.

Lastly, AGF Benelux has pre-emption rights in the event one of the parties wishes to sell all or part of the AGF Belgium Holding shares it holds, either to each other or to a third party.

38 - *Disputes*

Belgium

Subsequent to a complaint filed in June 1987, long before AGF held its controlling interest in its Belgian subsidiary, a lawsuit was instigated in Belgian Courts against several officers and employees of our subsidiary Assubel Vie, based on several charges, including falsifying the balance sheet and embezzlement to the detriment of Assubel Vie policyholders and shareholders.

In a judgement dated 15 October 1998, the Correctional Court in Belgium upheld the charge of balance sheet falsification, but rejected that of embezzlement. The Court also stated in its summary judgement that Assubel-Vie was civilly responsible, and as such, should pay each shareholder provisional damages of one Belgian franc. The responsibility for establishing the full amount of damages was assigned to a panel of experts.

Assubel-Vie reviewed the judgement carefully and filed an appeal, believing that the chances of a review before the Court of Appeal in Brussels were strong.

In a judgement dated 29 June 1999, the Brussels Court of Appeals partially upheld the position of Assubel-Vie, while ruling that shareholders and policyholders had suffered damages, but only as a result of falsified statements. Consequently, the Court modified the mission of the experts responsible for financial loss assessment. Following the advice of legal counsel, Assubel-Vie appealed against this part of the judgement, deferring its application particularly in respect of the appraisal implementation.

In a judgement handed down 3 May 2000, the Supreme Court of Appeal (Cour de Cassation) rejected all arguments presented by the civil parties. It did, however, uphold one of the arguments by Assubel-Vie, and therefore, partially overturned the 29 June decree citing a contradiction as to the existence of damages in respect of balance sheet falsification. The matter has been referred to the Court of Appeals of Mons in respect of this one issue only. In a judgement dated 9 October 2002, the Court of Appeal of Mons upheld the position of Assubel-Vie that the policyholders and shareholders had suffered no damages from falsified statements. The civil parties appealed against the ruling to the Supreme Court of Appeal.

On 11 June 2003, the Supreme Court of Appeal partially overturned the decision of the Court of Appeal of Mons and referred the case to the Court of Appeal of Liège, which is to rule on whether or not the shareholders and policyholders of Assubel Vie suffered damages as a result of balance sheet falsification.

In the context of the same case, on 15 January 2002 an order was served on AGF Belgium by 402 life policyholders for an audience before the civil courts of Brussels, on the grounds that Assubel Vie wrongfully failed to inform its policyholders of statutory modifications that occurred in early 1988 and that these changes were prejudicial to them.

Belgium / Luxembourg

In the context of an investigation opened in the spring of 1998 regarding the terms of a Luxembourg-based life insurance product sold in Belgium under the freedom-of-service principle between 1992 and 1998, AGF Belgium, its Luxembourg subsidiary and their current legal representatives were placed under formal investigation at the end of February 2003 by the judge in charge of the investigation. The charges include, in particular, tax fraud, falsified financial statements and money laundering. At the end of March 2003, the investigating magistrate also placed an AGF Group company in France and its legal representative under formal investigation on the same charges.

These charges originate in the existence of a partial permanent establishment in Belgium, in taxation terms, of the Luxembourg subsidiary. This establishment was dissolved in 1998.

Given our current knowledge and taking into account the secrecy of the investigation, which is still ongoing, it appears that this procedure will not have a material financial impact and that the charges currently directed against the persons and legal entities involved will not stand up over time.

Israel

A lawsuit has developed out of a complaint brought before Israeli courts in 1989. The plaintiffs claim that AGF should pay for losses suffered in the mid-1980s under a so-called "bankers' policy" held by North American Bank, which is headquartered in Israel. AGF IART management contends that the benefit was unearned, and external counsel believes there are very solid legal arguments for upholding that position. The claim is estimated at about $100 million, or $50 million after reinsurance. For procedural reasons, the underlying trial did not begin in 2003.

Adidas

CEDP (formerly Bernard Tapie Finance) represented by an ad hoc representative appointed by the Commercial Court of Paris has filed suit against Crédit Lyonnais and its former subsidiaries for payment of 1 billion euros in damages because of fraud allegedly committed at the time of the sale of Adidas.

AGF Holding (ex-Métropole) and Banque AGF (ex-Banque du Phénix), as well as other parties to the sale of Adidas, are also summoned in order to declare a common judgement for all parties so CEDP retains the right to pursue its claims.

In a judgement handed down 22 June 1999, the Commercial Court of Paris referred the case to the Court of Appeals of Paris because it is related to the 20 February 1996 civil action brought by the receivers of the Bernard Tapie Group against Credit Lyonnais, CDR Créances (formerly SDBO) and CDR Participations (formerly SA Clinvest). Therefore, the matter is still pending before the Court of Appeals, which pronounced a postponement of judgement on 23 January 1998 while awaiting a definitive decision on the criminal matter now in process. In a ruling dated 28 June 2002, the Paris Court of Appeals maintained the postponement of judgement.

The Holocaust

Like all French insurance companies concerned, AGF participated in a study on the confiscation of Jewish assets in France during the Occupation, which was instigated in February 1997 and is chaired by Jean Matteoli.

This initiative, which was conducted by the French Federation of Insurance Companies, led to an inventory of the company's archives in respect of policies underwritten prior to 1 January 1946, the results of which were communicated to the Matteoli Commission. The AGF Group also contributed to the payment by the French Federation of Insurance Companies to public authorities on behalf of the profession.

The Allianz Group, which includes AGF, is a signatory party to the Memorandum of Understanding of 25 August 1998, and therefore, a part of the effort now going on.

Entenial

A group of minority shareholders of Entenial filed suit against Banque AGF (formerly CFP), AGF and Entenial in order to cancel an amendment to the 1992 agreement between Banque AGF and Entenial for selling property receivables.

In additional conclusions, the plaintiffs also asked that AGF and Banque AGF be ordered to pay 150 million euros in damages to Entenial because of various transactions that occurred under the rescue plan in respect of the latter.

The case is only at the stage of procedural hearings. In a judgement dated 10 November 2000 the Commercial Court of Versailles combined the two suits brought by the plaintiffs against AGF and other defendants based on the same complaints. This judgement was confirmed by a ruling of the Versailles Court of Appeals on 11 October 2001. As a result, the underlying procedure in the Commercial Court of Versailles has resumed.

AGF believes that it has very strong arguments to make against the plaintiffs in respect of both the form and substance of the complaint.

On 31 January 2000, CDC, Gan and Axa filed suit against Entenial in the Commercial Court of Versailles, demanding payment of FRF55m in respect of the clawback provision of the first defeasance. An initial procedural hearing took place on 21 February 2000 during which attorneys were selected.

In the second half of 2001, the court decided to order an appraisal. The conclusions have not yet been communicated to the litigants.

Entenial maintains that it benefits from commitments made by the French government in its favour, because in the agreement of 19 December 1994, AGF planned an unwinding.

AGF also maintains that the above agreement with the French government rendered the clawback provision obsolete.

GIE AGF Informatique

A dispute has arisen between GIE AGF Informatique and a supplier over the execution of a contract for data processing-related services. On 7 March 2000, this service provider filed a suit against AGF Informatique in the Commercial Court of Paris asking for payment of various sums in respect of services and related damages.

In a judgement dated 14 February 2001, the Commercial Court of Paris rejected most of the requests of the service provider, while still holding that AGF Informatique owed a balance of 3.2 million euros. On 6 November 2003, the Paris Court of Appeal upheld the lower court ruling.

AGF Vie and AGF Iart

In June 1999, a lawsuit was brought before the Commercial Court of Paris against AGF Vie and AGF Iart, claiming 26 million euros in damages for their refusal to negotiate the amount of a profit-sharing entitlement allegedly due under a group insurance policy. Both companies are contesting the validity of the charge. On 28 June 2002, the Commercial Court of Paris ruled in favour of AGF Vie and AGF Iart. An appeal has been filed against this judgement.

In a separate action, AGF Vie and AGF Iart were sued for unfair competition in the transfer of a Group policy, with the plaintiff claiming damages of 54 million euros. An out-of-court settlement was reached on 23 September 2003, putting an end to the dispute.

39 - *Ties with sister companies*

39.1 Large risks business

The Allianz Group's Large Risks business was reorganised in 2001. In an effort to increase its underwriting capacity and make the underwriting policies of the various Group companies homogenous, Allianz Global Risks (AGR) was formed.

Local insurance companies continue to underwrite Large Risk policies. Under a proportional reinsurance treaty, they now cede to AGR the equivalent of what they previously ceded to the traditional reinsurance market. AGF Iart cedes 70% of its risks, but this percentage varies from country to country. The volume of premiums ceded in 2003 by the companies in the AGF scope of consolidation was 280 million euros, including 183 million euros ceded by AGF Iart. AGR earned a profit of 89 million euros, including 49 million euros with respect to AGF Iart.

39.2 Other reinsurance transactions

Allianz is involved in determining neither AGF's reinsurance programmes nor those of its subsidiaries. But as a reinsurer, it accepts business ceded by AGF and its subsidiaries under facultative treaties.

Its participation is in accordance with a certain number of principles. First, the underwriting and financial conditions of the sale must be identical to those applied to all reinsurers. Moreover, the level of Allianz participation is established so as to optimise the placement with third-party reinsurers.

Companies in the AGF scope of consolidation ceded a total of 331 million euros in premiums to Allianz AG in 2003, of which AGF Iart and AGF Vie ceded 42 million euros

These cessions resulted in a profit of 83 million euros for Allianz AG, including 18 million euros with respect to AGF Iart and AGF Vie.

39.3 Reorganisation of MAT activities under Allianz Globus Mat

In the context of the planned new breakdown of activities within the Allianz group, AGF, AGF Vie, AGF Holding and AGF Iart sold all of their shares in AGF Mat to Allianz AG on 28 December 2001.

The sale price was set at 131,734,622 euros. This price was subject to adjustment depending on the definitive value of the net assets of AGF Mat as of 31 December 2001.

In addition, the sale contract includes a clause guaranteeing that the total net profit of the direct and indirect insurance policies in underwriting years prior to and including 2001 contained neither boni nor mali as well as a guarantee clause in the event of reinsurer default. These guarantees are not limited. The contract also contains the customary general guarantees, in particular a guarantee against tax liabilities. The guarantees granted by the AGF companies to Allianz AG are proportional to the AGF Mat holdings they sold.

Because AGF Mat's accounts must be examined in detail, an adjustment to the sale price has not yet been completed. AGF and Allianz agreed to make an initial adjustment of 3.011 million euros, paid to Allianz on 4 October 2002, and to continue examining the accounts with a view towards additional price adjustments.

Preliminary work on AGF Mat's third-party accounts and risks related to profits on the insurance portfolio in the years prior to the sale, as well as work on receivables from doubtful reinsurers have prompted AGF to book a provision of 85 million euros as of 31 December 2002. As of 31 December 2003, this amount was unchanged.

39.4 Acquisition of Dresdner RCM Gestion

Following the Board of Directors' decision of 14 May 2002, AGF acquired all 128,750 shares comprising the capital stock of Dresdner RCM Gestion from Dresdner Bank Gestions France on 24 July 2002 for 28 million euros. In the context of the transaction, the seller granted the customary general guarantees to AGF. These guarantees will be valid for three years, except for those related to tax liabilities, which are valid until one month after the expiration of the term of limitation.

Dresdner RCM Gestion was part of the Dresdner banking group. In 2001, Dresdner was acquired by Allianz, which also controls AGF. Consequently, it was decided to group the fund management activities of Dresdner RCM Gestion and DRCM Gestion Europe, its subsidiary, with those of AGF Asset Management and Athéna Gestion, subsidiaries of AGF. Accordingly, Dresdner RCM Gestion and DRCM Gestion Europe were absorbed by AGF Asset Management and Athéna Gestion, respectively, during 2002.

39.5 Commitments to purchase and sell shares of Allianz General Insurance Malaysia Berhad

The AGF Group holds 22.01% of the shares of Malaysia British Assurance Berhad (MBA) now named Allianz General Insurance Malaysia Berhad (AZGIM). AGF International holds 2.61% and AGF Asia Private Ltd, its subsidiary, holds 19.40%.

Allianz AG has committed to buy all of the AZGIM shares held by AGF as soon as the Malaysian regulatory authorities allow the transaction.

39.6 Acquisition of Hermes

Under the acquisition contract, Euler Hermes received a guarantee from the seller that the accounts of Hermes AG present fairly in all material respects, the financial position of the company as of 31 December 2001. The amount of the guarantee is capped at 15 million euros, after an exemption for the first 5 million euros.

There is also a specific guarantee regarding the tax situation of Hermes AG and its subsidiaries as of 31 December 2001 under which the buyer or the seller will be compensated for any change in back taxes, either upwards or downwards. This guarantee is limited neither in amount nor in duration.

39.7 Acquisition of Dresdner Gestion Privée

Following its acquisition by Allianz, Dresdner Bank AG consulted with the AGF Group with a view to selling part of its France-based activities. In this context, the AGF Group agreed to acquire 100% of the shares of Dresdner Gestion Privée (DGP), an investment services company active in private banking, from Dresdner Bank AG.

Concluded on 11 July 2003, the agreement includes the customary guarantees extended by the seller for the benefit of AGF Holding. These guarantees are valid for three years, except for tax-related guarantees which expire according to the corresponding statute of limitations. These guarantees are limited to 8.2 million euros.

39.8 Subordinated loan

On 14 November 2002, Allianz Finance BV granted a 700 million euro, 20-year subordinated loan to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

AGF Vie has granted a 10-year, 700 million euro loan to Allianz AG at a fixed interest rate of 4.805%. The borrower may prepay the loan at any time.

AGF Iart has granted a 10-year 500 million euro loan to Allianz AG at a floating interest rate of 6-month Euribor plus 35 basis points.

In December 2003, Allianz Leben shares were pledged to AGF Vie and AGF Iart as collateral for the above-mentioned loans.

40 - *Events subsequent to closing*

On 4 February 2004 AGF and Crédit Foncier finalised the sale of 72.16% of the shares of Entenial, held by AGF via its subsidiary, Banque AGF.

The sale was concluded prior to the end of fiscal year 2003, but effective control was not transferred until after the statement date, on 4 February 2004.

At 31 December 2003, the Entenial group was in the process of being sold and was consolidated according to the same methods and using the same presentation as at the previous statement date.

A provision of 28.2 million euros (including tax) was booked in the consolidated 2003 accounts to cover capital losses on the impending sale of the Entenial shares held by the AGF Group.

On 28 January 2004, AGF tendered its entire stake in Sophia to the takeover bid launched by GE Real Estate Investissement.

Sale of Brazilian life insurance and asset management subsidiaries

On 20 February 2004, AGF sold, via its Brazilian subsidiaries AGF Brasil Seguros and AGF Do Brasil, 100% of the shares of AGF Vida e Previdencia and Banco AGF to Banco Itau Holding Financiera.

The parties to the transaction had already agreed terms as of 31 December 2003. At 31 December 2003, AGF Vida e Previdencia and Banco AGF were consolidated according to the same methods and accounting principles as at the end of the previous year. The only change concerned off-balance-sheet commitments, which were booked with regard to delivery of the shares on the one hand and receipt of the proceeds on the other.

41 - Scope of consolidation

Fully consolidated companies

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
Insurance and reinsurance companies							
Assurances Générales de France Iart 87 rue de Richelieu, 75002 Paris N° Siren 542110291	France	99.99	99.98	99.99	99.98	99.98	99.98
Assurances Générales de France Vie 87 rue de Richelieu, 75002 Paris N° Siren 340234962	France	100.00	99.99	100.00	99.99	100.00	99.99
AGF Informatique (GIE) 100 terrasse Boïeldieu, Tour Franklin 92042 Paris La Défense N° Siren 723000642	France	100.00	100.00	100.000	100.00	100.000	100.000
Arcalis Tour Neptune, 20 place de Seine 92400 Courbevoie. La Défense 1 N° Siren 547803884	France	99.85	99.85	99.85	99.85	99.84	99.84
AGF La Lilloise 1A avenue de la Marne 59442 Wasquehal Cedex N° Siren 540190735	France	100.00	99.99	100.00	99.99	99.99	99.99
Mathis Assurances 1 cours Michelet, Tour Athéna, 92800 Puteaux N° Siren 398378239	France	100.00	100.00	100.00	100.00	100.00	100.00
Coparc 31 rue Le Peletier, 75009 Paris N° Siren 331280776	France	100.00	99.98	100.00	99.98	100.00	99.98
Société Française de Recours (SFR) (1) 7 avenue d'Alsace, 06240 Beausoleil N° Siren 775550155	France					99.93	99.92
Calypso 87 rue de Richelieu, 75002 Paris N° Siren 403205065	France	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes (2) 1 rue Euler, 75008 Paris N° Siren 552040594	France	70.69	70.69	70.71	70.46	63.18	66.51
Assurances Fédérales Iard 1 rue des Arquebusiers, 67000 Strasbourg N° Siren 401912852	France	95.00	95.00	95.00	95.00	95.00	95.00
La Rurale 16 avenue du Général De Gaulle, 94227 Charenton Le Pont Cedex N° Siren 572166437	France	99.77	99.77	99.76	99.75	99.76	99.75
Compagnie de Gestion et Prévoyance 2 1 rue des Arquebusiers, 67000 Strasbourg N° Siren 335042024	France	99.76	99.61	99.76	99.61	99.76	99.63
Protexia France 53 rue de la Thibaudière, 69007 Lyon N° Siren 382276624	France	66.00	65.99	66.00	65.99	66.00	65.98
Qualis 87 rue de Richelieu, 75002 Paris N° Siren 403367347	France	100.00	100.00	100.00	100.00	100.00	100.00
Okassurance (3) 87 rue de Richelieu, 75002 Paris N° Siren 428686257	France					100.00	100.00

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
W Finance Assurances 31 rue Le Peletier, 75009 Paris N° Siren 317441426	France	99.96	99.94	99.96	99.94	99.96	99.94
Génération Vie (4) 87 rue de Richelieu, 75002 Paris N° Siren 403267487	France	80.00	85.30	85.40	85.30		
AGF Allianz Argentina Vida (29) Rue San Martin 550 1004 Buenos Aires	Argentina			100.00	100.00	100.00	100.00
AGF Allianz Argentina Generales Rue San Martin 550 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00
AGF Belgium Insurance 35 rue de Laeken, 1000 Brussels	Belgium	100.00	94.19	100.00	94.19	100.00	92.46
ZA Verzekeringen Laarstraat 16, Wilrijk	Belgium	100.00	100.00	100.00	100.00	100.00	100.00
SNA Ré Clarendon church St West HM DX, Hamilton	Bermuda	100.00	59.10	100.00	56.15	100.00	51.27
AGF Brasil Seguros 26 rua Luiz Coelho 01309-900 Consolacao, Sao Paulo	Brazil	69.40	82.79	68.43	81.82	68.43	81.82
AGF Brasil Vida 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	82.82	100.00	81.85	100.00	81.92
AGF Saude (5) Av Paulista, 2028 12o. Andar Sao Paulo	Brazil	100.00	82.79	100.00	81.83	100.00	81.83
AGF AZ Chile Generales Hendaya 60, Las Condes, Santiago	Chile	99.90	99.90	99.90	99.90	99.85	99.85
AGF AZ Chile Vida (19) Hendaya 60, Las Condes, Santiago	Chile			100.00	100.00	100.00	100.00
Axioma 2 Ioannis Clerides Street, Democritos Court, Flat 83, CY-1070 Nicosia	Cyprus	100.00	59.10	100.00	56.15	100.00	51.27
Colseguros Generales Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	99.99	100.00	99.93	100.00	99.92	100.00
Colseguros Vida Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	100.00	100.00	100.00	100.00	100.00	100.00
Colseguros Capitalizacion Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	100.00	100.00	100.00	100.00	100.00	100.00
Medisalud Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	99.67	100.00	99.61	100.00	99.53	100.00
Arab International Non Life Insurance (25) Saridar Bldg. 92, Tahir St. Dokki, Giza 12311 Bâtiment Saridar PO Box 2704, Cairo	Egypt	80.00	80.00				
Arab International Life Insurance (32) Saridar Bldg. 92, Tahir St. Dokki, Giza 12311 Bâtiment Saridar PO Box 2704 Cairo	Egypt	100.00	95.12				
Hauteville Continental House, 28 Cornet Street St Peter Port, Guernsey	Guernsey	100.00	100.00	100.00	100.00	100.00	100.00
AGF Indonesia c/ Allianz Utama Indonesia Summitmas Bld II, 9th Floor Jl. Sudirman, KAV 61-62 Jakarta 12069	Indonesia	75.84	75.84	75.84	75.84	75.84	75.84
AGL Non Life Vientiane Commercial Bank Building Avenue Lane Xang, Vientiane	Laos	51.00	51.00	51.00	51.00	51.00	51.00
Crédit Général d'Assurance et de Réassurance (20) Immeuble SNA, Hazmieh, BP16-6528 - CP 1100 2130 Beirut	Lebanon			100.00	56.15	100.00	51.27
SNA Sal Immeuble SNA, Hazmieh, BP16-6528 - CP 1100 2130 Beirut	Lebanon	100.00	59.10	100.00	56.15	100.00	51.27

	Country	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Rhea 14, boulevard Franklin Roosevelt L-2450 Luxembourg	**Luxembourg**	10000	99.98	100.00	99.98	100.00	99.98
Ewa Life (6) 16, Rue Notre Dame L-2240 Luxembourg	**Luxembourg**	100.00	94.19	99.16	94.19	99.16	99.15
AGF Life Luxembourg 14 boulevard Franklin Roosevelt L-2450 Luxembourg	**Luxembourg**	100.00	94.19	100.00	94.19	100.00	92.46
AGF Ré Luxembourg 14 boulevard Franklin Roosevelt L-2450 Luxembourg	**Luxembourg**	100.00	100.00	100.00	100.00	100.00	100.00
Nemiam Aerogolf Center 1a Luxembourg City	**Luxembourg**	100.00	100.00	100.00	100.00	100.00	100.00
Royal Schiedam Schade Coolsingel 139 Postbus 64 3012 AG Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	99.99	99.99
Universal Leven Arnhemse Bovenweg 160/178 3708 AD Zeist	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
London Verzekeringen Weesperzijde 150, Postbus 95 350 1097 D Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Allianz Nederland Leven (21) Europalaan 480, Postbus 2635 3500 GP Utrecht	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Allianz Nederland Schade Coolsingel 139, Postbus 64 3000 AB Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
ZA Hervezekering Buizerdlaan 12 Nieuwegein	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
ZA Schade Buizerdlaan 12 Nieuwegein	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
ZA Leven (21) Buizerdlaan 12 Nieuwegein	**Netherlands**			100.00	100.00	100.00	100.00
AGF Insurance AGF House, 500 Avebury Boulevard Milton Keynes MK9 2LA	**United Kingdom**	100.00	100.00	100.00	100.00	100.00	100.00
Phénix Iart (22) Avenue de la gare 4, 1001 Lausanne	**Switzerland**			100.00	100.00	100.00	100.00
Phénix Vie (22) Avenue de la gare 4, 1001 Lausanne	**Switzerland**			100.00	100.00	100.00	100.00
Adriatica De Seguros No Vida Generencia General, Piso 1 Avenida Andres Bello, Caracas	**Venezuela**	96.97	96.97	96.97	96.97	96.97	96.97
Other activities							
SNC AGF Clearing (7) 87 rue de Richelieu, 75002 Paris N° Siren 394514905	**France**					100.00	100.00

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
AGF Cash 87 rue de Richelieu, 75002 Paris N° Siren 392896320	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Société d'Investissement Bancaire et Immobilier (SIBI) 87 rue de Richelieu, 75002 Paris N° Siren 401154679	**France**	**99.99**	**99.98**	**99.99**	**99.98**	**99.99**	**99.99**
AGF 2X 87 rue de Richelieu, 75002 Paris N° Siren 399349240	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**99.99**
Eustache 87 rue de Richelieu, 75002 Paris N° Siren 393134788	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Assurances Générales de France 87 rue de Richelieu, 75002 Paris N° Siren 303265128	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
AGF Holding 87 rue de Richelieu, 75002 Paris N° Siren 552124109	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
AGF International SARL (8) 87 rue de Richelieu, 75113 Paris Cedex 02 N° Siren 383036142	**France**					**100.00**	**100.00**
AGF International 87 rue de Richelieu, 75002 Paris N° Siren 339426512	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
AGF Boïeldieu 87 rue de Richelieu, 75002 Paris N° Siren 377679873	**France**	**99.99**	**99.98**	**99.99**	**99.99**	**99.99**	**99.99**
AGF Richelieu 87 rue de Richelieu, 75002 Paris N° Siren 377679881	**France**	**99.96**	**99.96**	**99.96**	**99.96**	**99.96**	**99.96**
Saint-Barth Assurances 2 rue Oscar II, Gustavia N° Siren 384081444	**France**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
SA du Château Larose Trintaudon Château Larose Trintaudon, 33112 Saint Laurent de Médoc N° Siren 308364645	**France**	**99.69**	**99.68**	**99.69**	**99.69**	**99.69**	**99.69**
A.C.A.R 87 rue de Richelieu, 75002 Paris N° Siren 398699835	**France**	**99.99**	**99.99**	**99.99**	**99.99**	**99.97**	**99.99**
GIE Placements d'Assurance (9) 87 rue de Richelieu, 75002 Paris N° Siren 412399511	**France**	**99.97**	**99.96**	**99.97**	**99.96**	**99.97**	**99.96**
AGF Retraite (10) 87 rue de Richelieu, 75002 Paris N° Siren 403219678	**France**					**99.88**	**99.88**
Allianz France (11) 87 rue de Richelieu, 75002 Paris N° Siren 389717687	**France**	**100.00**	**99.99**	**100.00**	**99.99**	**100.00**	**99.99**
Gaipare Diffusion Tour Neptune, 20 place de Seine 92086 Paris La Défense N° Siren 330517079	**France**	**99.86**	**99.85**	**99.86**	**99.85**	**99.86**	**99.85**

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
Générale Viagère 1 rue des Arquebusiers, 67000 Strasbourg N° Siren 349792697	France	99.80	99.62	99.80	99.62	99.80	99.62
Métropole SA 87 rue de Richelieu, 75002 Paris N° Siren 403268964	France	99.92	99.92	99.92	99.92	99.92	99.92
Rhin et Moselle (12) 87 rue de Richelieu, 75002 Paris N° Siren 403215838	France					99.84	99.84
AGF Assurances Financières 87 rue de Richelieu, 75002 Paris N° Siren 403210868	France	100.00	99.98	100.00	99.98	100.00	99.98
AGF Assurfinance 87 rue de Richelieu, 75002 Paris N° Siren 403213590	France	99.84	99.84	99.84	99.84	99.84	99.84
Kléber Magdebourg (9) 31 rue Le Peletier, 75009 Paris N° Siren 349056663	France	99.50	99.48	99.50	99.48	99.50	99.48
SNC Maxium (9) 44 avenue de la Marne, 59290 Wasquehal N° Siren 409877065	France	100.00	99.99	100.00	99.99	99.00	98.99
Spaceco (33) 87 rue de Richelieu, 75002 Paris N° Siren 428758488	France	100.00	99.98	99.96	99.94	99.96	99.96
AGF Epargne Salariale (13) 87 rue de Richelieu, 75002 Paris N° Siren 423686349	France	100.00	100.00	100.00	100.00	99.96	99.96
Camat 87 rue de Richelieu, 75002 Paris N° Siren 428758314	France	99.96	99.94	99.96	99.94	99.96	99.96
Athéna 87 rue de Richelieu, 75002 Paris N° Siren 428704902	France	100.00	100.00	99.96	99.90	99.96	99.96
Traktir (14) 87 rue de Richelieu, 75002 Paris N° Siren 338848108	France	100.00	99.99	100.00	99.99		
AGF Inversiones Rue San-Martin 550 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00
Sofiholding 35 rue de Laeken, 1000 Brussels	Belgium	100.00	94.19	100.00	94.19	100.00	92.46
AGF Belgium Holding 35 rue de Laeken, 1000 Brussels	Belgium	94.19	94.19	94.19	94.19	92.46	92.46
SNA Holding Clarendon Church St West HM DX, Hamilton	Bermuda	59.10	59.10	56.15	56.15	51.27	51.27
AGF Do Brasil 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Corsetec 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	Brazil	99.50	99.50	99.50	99.50	99.50	99.50

	Country	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
AGF Allianz South America 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	**Brazil**	100.00	100.00	100.00	100.00	100.00	100.00
AGF Chile Hendaya 60, Las Condes, Santiago	**Chile**	100.00	100.00	100.00	100.00	100.00	100.00
Vina de Larose Hendaya 60, Piso 4, Santiago	**Chile**	90.94	90.76	89.92	89.92	89.92	89.92
Larose Trintaudon Chile Hendaya 60, Piso 4, Santiago	**Chile**	100.00	99.68	100.00	99.69	100.00	99.69
Colombiana De Inversion Carrera 13 A N° 29-24, Bogota	**Colombia**	99.98	100.00	92.82	100.00	91.73	100.00
Administradora De Inversion Colseguros (ADIC) Carrera 13 A N° 29-24, Bogota	**Colombia**	100.00	100.00	100.00	100.00	100.00	100.00
Colserauto Calle 90 N° 17-48, Bogota	**Colombia**	100.00	100.00	100.00	100.00	100.00	100.00
SNAM SAL (26) Immeuble SNA, Hazmieh, BP16-6528 - CP 1100 2130 Beirut	**Lebanon**	66.00	39.01				
AGF Benelux 14 boulevard Franklin Roosevelt 2450 Luxembourg	**Luxembourg**	100.00	100.00	100.00	100.00	100.00	100.00
Arsa Keizersgracht 484 1017 EH Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Allianz Nederland Holding (15) Coolsingel 139 3012 AG Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Akkermans Van Elten Holding (23) St Annastraat 280, 6525 HB Nijmegen	**Netherlands**			100.00	100.00	100.00	100.00
Assurances Fédérales BV Keizersgracht 484 1017 EH Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Van Elten Financiële Dienstverlening (23) Willemsplein 42 6811 KD Arnhem	**Netherlands**			100.00	100.00	100.00	100.00
Rijn Wall Assuradeuren BV (23) Willemsplein 42 6811 KD Arnhem	**Netherlands**			100.00	100.00	100.00	100.00
Zwolsche Algemeene Holding (15) Buizerdlaan 12 Nieuwegein	**Netherlands**					100.00	100.00
Havelaar Van Stolk Beursplein 37 3011 AA Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Helviass Verzekeringen Weesperzijde 150 1097 DS Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Nederlandese Hypotheekservice Europalaan 480 3526KS Utrecht	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
Willemsbruggen Coolsingel 139 3012 AG Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Buizerdlaan Buizerdlaan 12 Nieuwegein	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Zwolsche Algemeene Europa Buizerdlaan 12 Nieuwegein	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
AGF Holdings UK 41 Botolph Lane, London EC3R 8DL	**United Kingdom**	100.00	100.00	100.00	100.00	100.00	100.00
Allianz AGF MAT Ltd (27) 2 Minster Court, Mincing Lane, London, EC3R 7XA N° Siren 2874460	**United Kingdom**			100.00	99.98	100.00	100.00
AGF Asia 100 Beach Road, 20-06/13 Shaw Towers Singapore 189702	**Singapore**	100.00	100.00	100.00	100.00	100.00	100.00
Property companies							
SCI Tour Cristal 87 rue de Richelieu, 75002 Paris N° Siren 401218367	**France**	100.00	99.99	100.00	99.99	100.00	99.99
SCI Camille Desmoulins 48 (34) 87 rue de Richelieu, 75002 Paris N° Siren 412906943	**France**			100.00	99.99	100.00	99.99
Société Foncière Européenne 87 rue de Richelieu, 75002 Paris N° Siren 352033278	**France**	100.00	100.00	100.00	99.99	100.00	99.99
Madeleine Opéra (35) 87 rue de Richelieu, 75002 Paris N° Siren 380068296	**France**	100.00	99.99	100.00	99.99	100.00	99.99
Sonimm 87 rue de Richelieu, 75002 Paris N° Siren 305443350	**France**	100.00	99.99	100.00	99.99	99.96	99.96
Vernon 87 rue de Richelieu, 75002 Paris N° Siren 377679774	**France**	100.00	99.98	100.00	99.98	100.00	99.98
Kléber Lamartine 87 rue de Richelieu, 75002 Paris N° Siren 390239374	**France**	100.00	99.99	100.00	99.99	100.00	99.99
SARL de l'Etoile 87 rue de Richelieu, 75002 Paris N° Siren 399111105	**France**	100.00	99.99	100.00	99.99	100.00	99.96
SNC Suffren Fédération (34) 87 rue de Richelieu, 75002 Paris N° Siren 410167985	**France**			100.00	99.99	100.00	99.99
SA Etoile Foncière et Immobilière 87 rue de Richelieu, 75002 Paris N° Siren 378601546	**France**	100.00	100.00	100.00	100.00	100.00	100.00
AGF Favart (35) 87 rue de Richelieu, 75002 Paris N° Siren 377679857	**France**			100.00	99.99	100.00	99.99

	Country	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
AGF Saint-Marc 87 rue de Richelieu, 75002 Paris N° Siren 393109186	France	100.00	99.99	100.00	99.99	99.98	99.97
Kléber Passy 87 rue de Richelieu, 75002 Paris N° Siren 388655423	France	100.00	99.98	100.00	99.98	100.00	99.98
Kléber Poincaré (36) 87 rue de Richelieu, 75002 Paris N° Siren 390259085	France			100.00	99.98	100.00	99.98
SNC Kléber Mirabeau 87 rue de Richelieu, 75002 Paris N° Siren 398488809	France	100.00	99.99	100.00	99.99	100.00	99.99
Allianz Bercy 16/18 avenue du Général De Gaulle 94200 Charenton Le Pont N° Siren 380849836	France	100.00	100.00	100.00	100.00	100.00	100.00
Phénix Immobilier 87 rue de Richelieu, 75002 Paris N° Siren 334248028	France	100.00	99.99	100.00	99.99	100.00	99.99
SAS du Hameau (35) 87 rue de Richelieu, 75002 Paris N° Siren 413931536	France			100.00	99.99	100.00	99.99
SAS 38 Opéra (35) 87 rue de Richelieu, 75002 Paris N° Siren 393479407	France			100.00	99.99	100.00	99.99
SAS 48 ND Victoires 87 rue de Richelieu, 75002 Paris N° Siren 393479159	France	100.00	99.98	100.00	99.98	100.00	99.98
AGF Immobilier 87 rue de Richelieu, 75002 Paris N° Siren 632024527	France	100.00	99.99	100.00	99.99	100.00	99.99
Cofetrans (37) 87 rue de Richelieu, 75002 Paris N° Siren 414057034	France			100.00	100.00	100.00	100.00
EURL 20-22 rue Le Peletier 87 rue de Richelieu, 75002 Paris N° Siren 389118045	France	100.00	99.98	100.00	99.98	100.00	99.98
EURL 30-31 rue Le Peletier (35) 87 rue de Richelieu, 75002 Paris N° Siren 393099558	France			100.00	99.98	100.00	99.98
SARL Lafitte Victoire (35) 87 rue de Richelieu, 75002 Paris N° Siren 389107442	France			100.00	99.99	100.00	99.99
EURL 5 rue Villebois Mareuil (35) 87 rue de Richelieu, 75002 Paris N° Siren 389117979	France			100.00	99.98	100.00	99.98
Allianz Immo 3 EURL 87 rue de Richelieu, 75002 Paris N° Siren 403209919	France	100.00	99.98	100.00	99.98	100.00	99.98
SCCV 33 Rue Lafayette 87 rue de Richelieu, 75002 Paris N° Siren 414057034	France	100.00	99.99	100.00	99.99	100.00	99.99

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
SAS Financière Cogedim Laennec (16) 87 rue de richelieu, 75002 Paris N° Siren 442116752	**France**	100.00	99.99	100.00	99.99		
BIC 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	**Brazil**	100.00	100.00	100.00	100.00	100.00	100.00
Immospain (24) Avenida de Burgos, N° 18 28036 Madrid	**Spain**			60.00	59.99	60.00	59.99
SN Foncière (26) Immeuble SNA, Hazmieh, BP16-6528, CP 1100 2130, Beirut	**Lebanon**	66.00	39.01				
Arlon 99 rue des Trévires, 2628 Luxembourg	**Luxembourg**	100.00	94.19	100.00	94.19	100.00	92.46
Euro Drukker Beheer Rokin 69 1012 KL Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
ITEB Antwerpseweg 3 2803 Gouda	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Havelaar Drukker Beheer (30) Kamer 1054 WTC Beursplein 37 3011 AA Rotterdam	**Netherlands**			100.00	100.00	100.00	100.00
Banking companies							
AGF Financement 2 87 rue de Richelieu, 75002 Paris N° Siren 392087284	**France**	60.00	59.99	60.00	59.99	60.00	59.99
AGF Asset Management 87 rue de Richelieu, 75002 Paris N° Siren 352820252	**France**	99.85	99.84	99.84	99.83	99.46	99.44
W Finance (2) 14 rue Halévy, 75009 Paris N° Siren 702022443	**France**	99.99	99.98	99.99	99.98	99.99	99.98
AGF Alternative Asset Management (AAAM) 20 rue Le Peletier, 75009 Paris N° Siren 322491509	**France**	66.44	66.44	66.44	66.44	66.44	66.43
Athéna Gestion 20 rue Le Peletier, 75009 Paris N° Siren 352375802	**France**	99.94	99.78	99.94	99.77	99.92	99.36
Athéna Finance (17) 87 rue de Richelieu, 75002 Paris N° Siren 393307798	**France**					99.99	99.99
AGF Finance Distribution (18) 87 rue de Richelieu, 75002 Paris N° Siren 403798085	**France**					99.93	99.91
Banque AGF 164 rue Ambroise Croizat, 93200 Saint Denis La Plaine N° Siren 572199461	**France**	100.00	100.00	100.00	100.00	100.00	100.00
Logiphix (Banque AGF Group) c/o Eurotitrisation 20 rue Chauchat, 75009 Paris	**France**	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
Entenial (2) 73 rue d'Anjou, 75008 Paris N° Siren 562064352	**France**	**72.16**	**72.16**	**72.16**	**72.16**	**72.15**	**72.15**
Phénix Développement Gestion (38) 87 rue de Richelieu, 75002 Paris N° Siren 344622170	**France**			**100.00**	**99.99**	**100.00**	**99.99**
AGF Private Equity 87 rue de Richelieu, 75002 Paris N° Siren 414735175	**France**	**100.00**	**99.99**	**100.00**	**99.99**	**99.99**	**99.44**
SNC AGF Clearing (7) 87 rue de Richelieu, 75002 Paris N° Siren 394514905	**France**	**100.00**	**100.00**	**100.00**	**100.00**		
Dresdner Gestion Privée (28) 20 rue Lepeletier, 75009 Paris N° Siren 381946268	**France**	**100.00**	**100.00**				
AGF Belgium Bank (31) 35 rue de Laeken, 1000 Brussels	**Belgium**			**100.00**	**94.19**	**100.00**	**92.46**
Banco AGF SA 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	**Brazil**	**100.00**	**90.37**	**100.00**	**89.83**	**100.00**	**93.56**
Holland Bewaarbedrijf Europalaan 460 3526 KS Utrecht	**Netherlands**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Holland Beleggingsgroep Buizerdlaan 12 Nieuwegein	**Netherlands**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Immobiliaria Driavena Generencia General, Piso 1 Avenida Andrés Bello, Caracas	**Venezuela**	**100.00**	**96.97**	**100.00**	**96.97**	**100.00**	**96.97**

(1) SFR contributed its "legal protection" business to Protexia France, retroactively to 1 January 2001. The dissolution without liquidation was pronounced on 14 November 2002.
(2) Detail on the scope of consolidation of Euler, Entenial, and W Finance is provided at the end of this note.
(3) OKassurance was absorbed by Qualis with transmission of assets and liabilities as of 1 January 2002
(4) Arcalis contributed its insurance policy portfolio emanating from its business partnership with Oddo to Stanc, an AGFsubsidiary, the name of which became Génération Vie.
(5) Creation of AGF Saude in the second half of 2001.
(6) The securities of Eva Life held by AGF Holding and AGF Vie were sold in the last quarter of 2002 to AGF Life Luxembourg.
(7) SNC AGF Clearing was reclassified with banking companies.
(8) AGF International SARL was absorbed starting 1 October 2002 by AGF International SA
(9) Entered consolidation at 31 December 2001.
(10) Liquidation of AGF Retraite.
(11) Allianz Vie Immo 1 became Allianz France
(12) AGF Holding sold 50% of its stake in Rhin et Moselle to MAAF. AGF Iart and AGF Holding respectively sold their stakes of 94.3% and 0.7% in Santé Conseil Service to Rhin et Moselle (the name of which became SC Holding, the new entity is proportionally consolidated). Rhin et Moselle acquired100% of Haussmann Conseil Santé (HCS) and Haussmann Gestion Santé (HGS) from MAAF.
(13) CAP became AGF Epargne Salariale.
(14) Entered consolidation at 31 December 2002.
(15) Zwolsche Algemeene Holding merged with Royal Nederland Holding. The new entity became Allianz Nederland Holding
(16) Company acquired by AGF Vie on 18 July 2002.
(17) The dissolution without liquidation of Athéna Finance was pronounced on 7 June 2002.
(18) AGF Finance Distribution was absorbed by AGF Asset Management as of 1 January 2002.
(19) AGF Az Chile Vida was sold at the beginning of the second quarter of 2003 outside the Group.
(20) Crédit Général d'assurance merged on 1 January 2003 with SNA Life.
(21) ZA Leven merged with Royal Nederland Leven at 1 January 2003, Royal Nederland Leven became Allianz Nederland Leven.
(22) Phénix Iart and Phénix Vie were sold as of 1 January 2003 to Allianz
(23) Akkermans Van Elten Holding BV was sold outside the Group on 1 January 2003. Subsequent to this sale, Van Elten Financiele Dienstverlening BV and Pijn Wall Assuradeuren BV which were held by the holding company exited consolidation.
(24) Immospain was liquidated on 1 January 2003
(25) AGF International bought 80% of the shares of Arab International Non Life Insurance from Allianz on 1 January2003.
(26) Entered consolidation at 1 January 2003.
(27) Allianz AGF Mat UK was sold to AMA at 30 June 2003, and exited consolidation as of 1 January 2003
(28) AGF Holding acquired Dresdner Gestion Privée (DGP) from Dresdner Bank Gestion France (DBGF) on 16 July 2003. Dresdner Gestion Privée was consolidated as of 1 July 2003.
(29) AGF Allianz Argentina Vida has been merged with AGF Allianz Argentina Generales.
(30) Hevelaar Drukker Beheer was absorbed by Allianz Nederland Holding as of 1 January 2003.
(31) AGF Belgium Bank was sold as of 31 December 2003.
(32) AGF International acquired Allianz's entire stake in Arab International Life Insurance as of 31 December 2003. Arab International Life Insurance was accounted for under the equity method in 2002 and was fully consolidated in 2003.
(33) Rhimo changed its name to Spaceco as of 12 December 2003.
(34) Companies absorbed by AGF Vie and assets and liabilities transferred with effect from 17 October 2003
(35) AGF Favart, SAS Du Hameau, SAS 38 Opéra, Eurl 30-31 rue Le Peletier, SARL Lafitte Victoire and Eurl 5 rue Villebois Mareuil were absorbed by 12 Madeleine with retroactive effect to 1 January 2003. 12 Madeleine has changed its name to Madeleine Opéra
(36) Kleber Poincaré was sold outside the Group to Crédit Lyonnais Group as of 18 December 2003.
(37) SNC Cofetrans was sold outside the Group to Mory SA as of 1 October 2003
(38) Shareholders approved the liquidation of Phénix Développement Gestion at an extraordinary general meeting on 1 September 2003.

Proportionally consolidated companies

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
Insurance and reinsurance companies							
Fenix Directo Calle Albacete 5 28027 Madrid	Spain	50.00	48.31	50.00	48.31	50.00	48.30
Allianz Seguros C/Tarragona, 109 08014 Barcelona	Spain	50.00	48.31	50.00	48.31	50.00	48.30
Eurovida Calle José Ortega y Gasset n°29 28006 Madrid	Spain	50.00	25.50	50.00	25.50	50.00	25.50
Mondial Assistance Group (1) Hagenholzstrasse 85B Postfach, 8050 Zürich	Switzerland	50.00	50.00	50.00	50.00	50.00	50.00
Other activities							
SC Holding (2) 8 rue Danjou, 92100 Boulogne Billancourt N° Siren 403213838	France	50.00	50.00	50.04	50.04		
Santéclair (3) 8 rue Danjou, 92100 Boulogne Billancourt N° Siren 428704977	France	50.00	48.19				
Três B 100 rua Alfredo Egydio de Souza Aranha 04344-902 Sao Paulo	Brazil	49.00	49.00	49.00	49.00	49.00	49.00
Inverfenix (4) Paseo de la Castellana n°33 28046 Madrid	Spain			50.00	48.31	50.00	48.30
EFE Paseo de la Castellana n°33 28046 Madrid	Spain	50.00	48.31	50.00	48.31	50.00	48.30
AGF Ras Holding Keizersgracht 484 1017 EH Amsterdam	Netherlands	50.00	50.00	50.00	50.00	50.00	50.00
Euro Nederland Rokin 69 1012 KL Amsterdam	Netherlands	48.00	48.00	48.00	48.00	50.00	50.00
Météo Transformer Ltd 22 Grenville street ST Helier Jersey JE4 8PX	United Kingdom	50.00	49.99	50.00	49.99	50.00	50.00

(1) Detail on the scope of consolidation of the Mondial Assistance Group is provided at the end of this note.
(2) Rhin et Moselle has become SC Holding and its method of consolidation has changed from full to proportional.
(3) Santé Conseil Service, Haussmann Conseil Santé and Haussmann Gestion Santé have been merged into a new entity named Santéclair.
(4) Inverfenix merged with Allianz Seguros with effect from 1 January 2003.

Companies accounted for under the equity method

	Country	31.12.2003		31.12.2002		31.12.2001	
		% control	% interest	% control	% interest	% control	% interest
Insurance and reinsurance companies							
Arab International Life Insurance (1) (5) Saridar Bldg. 92, Tahir St. Dokki, Giza 12311 Bâtiment Saridar. PO Box 2704 Cairo	Egypt			44.00	39.66	34.10	39.18
Tindall Riley Marine Ltd (4)	United Kingdom			25.00	25.00	25.00	25.00
Astrée 45 avenue Kheireddine Pacha 1002 Tunis Belvedere	Tunisia	42.08	42.08	42.08	42.08	22.87	22.87
Banking companies							
Oddo & Cie (Banque AGF Group) (2) 12 boulevard de la Madeleine, 75009 Paris N° Siren 652027384	France	26.98	26.98	26.98	26.98	26.98	26.98

	Country	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Property companies							
Sophia (3) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 315228163	**France**	**26.54**	**26.53**	**29.79**	**29.27**	**27.48**	**28.91**
Gécina (3) 34 rue de la Fédération, 75015 Paris N° Siren 592014476	**France**	**22.58**	**22.56**	**23.82**	**23.39**	**31.70**	**33.27**
PHRV (3) 184 rue de la Pompe, 75116 Paris N° Siren 394386635	**France**	**31.79**	**34.15**	**29.39**	**29.39**	**24.87**	**29.45**
Cofitem (3) 184 rue de la Pompe, 75116 Paris N° de Siren 331250472	**France**	**20.02**	**20.01**	**22.00**	**22.00**	**22.00**	**22.00**
Other activities							
AGF Atlantico Plaza Santa Maria Soledad Torres Acosta 2, 28004 Madrid	**Spain**	**24.16**	**24.16**	**24.15**	**24.15**	**24.12**	**24.15**
Europensiones Calle Jose Ortega y Gasset n°29, 28006 Madrid	**Spain**	**49.00**	**24.50**	**24.50**	**24.50**	**24.50**	**24.50**

(1) Entered scope of consolidation on 31 December 2001.
(2) Oddo is included in Banque AGF's scope of consolidation.
(3) Detail on the scope of consolidation of Sophia, Gécina, PHRV and Cofitem is provided at the end of this note.
(4) Tindall Riley Marine Ltd exited the scope of consolidation, following the sale of Allianz AGF Mat UK with effect from 1 January 2003.
(5) Accounted for on the equity method in 2002, then fully consolidated in 2003.

Scope of consolidation of Euler Hermes Group

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Euler Hermes 1 rue Euler, 75008 Paris N° Siren 552040594	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes SFAC 1, 3, 5 rue Euler, 75008 Paris N° Siren 348920596	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes SFAC Crédit 1 rue Euler, 75008 Paris N° Siren 388236853	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes SFAC Recouvrement 1 rue Euler, 75008 Paris N° Siren 388238026	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Financière Euler (6) 5 rue Euler, 75008 Paris N° Siren 388093064	**France**	**Full**					**100.00**	**100.00**
Euler Hermes Services 1 rue Euler, 75008 Paris N° Siren 414960377	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes Asset Management 1 rue Euler, 75008 Paris N° Siren 422728956	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Tech 1 rue Euler, 75008 Paris N° Siren 388237091	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Codinf Services 29 rue Délizy, 93500 Pantin N° Siren 341693778	France	Full	51.13	51.13	51.13	51.13	50.73	50.73
Cerip France 55 rue Pierre Charron, 75008 Paris N° Siren 324551936	France	Full	100.00	100.00	63.35	63.35	63.38	63.38
Bilan Services 25 boulevard des Bouvets, 92000 Nanterre N° Siren 333192631	France	Full	66.00	50.00	66.00	50.00	50.00	50.00
Codinf (2) 29 rue Délizy, 93500 Pantin N° Siren 428710891	France	Full	100.00	100.00	99.99	99.99		
Financière Européenne d'Affacturage Tour d'Asnières, 4 avenue Laurent Cély, 92608 Asnières N° Siren 642041560	France	Proportional	50.00	50.00	50.00	50.00	50.00	50.00
Eurofactor Tour d'Asnières, 4 avenue Laurent Cély, 92608 Asnières N° Siren 642041560	France	Proportional	49.09	49.09	48.54	48.54	47.80	47.80
Crédit Lyonnais Eurofactor Services (1) 19 boulevard des Italiens 75002 Paris	France	Proportional					47.80	47.80
Elysées Factor 104 avenue des Champs Elysées, 75008 Paris N° Siren 414141846	France	Equity	16.69	16.69	17.00	17.00	16.50	16.50
Burgel (5) Gasstrabe 18 - Hamburg	Germany	Equity	50.10	50.10				
Eurofactor AG Bajuwarenring 82041 Oberhaching, Munich	Germany	Proportional	49.09	49.09	48.54	48.54	47.80	47.80
Euler Hermes Kreditversicherungs (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Germany GmbH (3) Koniginstrasse 28, 80802 Munich	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Beteiligungen (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Risk Management (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Foderungsmanagement (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Finanzdienstleistungen (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Gesellschaft für Informations (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Hermes E-Business GmbH (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Rating (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Pylon A.G (3) Reimerstwiete 11, Hamburg	Germany	Equity	35.00	35.00	35.00	35.00		
Hermes Risk Management Hamb (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		
Euler Hermes Versicherungsbeteiligungen (3) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00	100.00	100.00		

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Wisser Forderungsmanagment (4) Bajuwarenring 82041 Oberhaching, Munich	**Germany**	**Proportional**	**49.09**	**49.09**	**48.54**	**48.54**		
Prisma Kreditversicherungs A.G (3) Heiligenstadter Strasse 201, Vienna	**Austria**	**Equity**	**46.00**	**46.00**	**42.20**	**42.20**		
Euler Hermes Crédit Insurance 15 rue Montoyer, 1000 Brussels RC Bruxelles 31 955	**Belgium**	**Full**	**70.00**	**70.00**	**70.00**	**70.00**	**70.00**	**70.00**
Euler Hermes Services Belgium S.A 15 rue Montoyer, 1000 Brussels RC Bruxelles 45 8033	**Belgium**	**Full**	**100.00**	**69.99**	**100.00**	**69.99**	**100.00**	**70.00**
Eurofactor N.V 140 avenue Louise, 1050 Brussels	**Belgium**	**Proportional**	**49.09**	**49.09**	**48.54**	**48.54**	**47.80**	**47.80**
Mundialis (5) 39 rue du Commerce, 1000 Brussels	**Belgium**	**Proportional**	**50.00**	**35.00**				
Graydon Belgium N.V (4) Uitbreidingstraat 84 Bus 1, 2500 Berchem	**Belgium**	**Full**	**27.40**	**27.40**	**27.40**	**27.40**		
Euler Hermes Serviços de Gestao de Riscos Ltda Alameda Santos 2335 Conj 51 Cerqueira César 01419-002, Sao Paulo	**Brazil**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**93.55**	**93.55**
Euler Hermes Seguros de Crédito S.A Alameda Santos 2335 Conj 51 Cerqueira César 01419-002, Sao Paulo	**Brazil**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**96.71**	**96.71**
Euler Hermes Crédit Insurance (4) Nyropsgade 45, 5SAL - 1602 Copenhagen	**Denmark**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Inter-Factor Europa Serrano 21, 28001 Madrid	**Spain**	**Proportional**	**49.04**	**49.04**	**48.49**	**48.49**	**47.80**	**47.80**
Euler Hermes Crédito Paseo de la Castellana 77, 28046 Madrid	**Spain**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes Servicios Paseo de la Castellana 77, 28046 Madrid	**Spain**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes ACI 100 East Pratt street, Baltimore MD 21202	**United States**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes ACI Holding 100 East Pratt street, Baltimore MD 21202	**United States**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes ACI Services 100 East Pratt street, Baltimore MD 21202	**United States**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes ACI Collections (4) 100 East Pratt street, Baltimore MD 21202	**United States**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Finnish Credit Insurance Company (3) Italahdenkatu 21A , Helsinki	**Finland**	**Equity**	**50.00**	**50.00**	**33.33**	**33.33**		
Phoenix Credit Insurance S.A (3) 340 Kifisias avenue, Athens	**Greece**	**Equity**	**34.00**	**34.00**	**34.00**	**34.00**		
Euler Hermes Credit Underwriters (3) 9/F 1 Int. Finance Centre, 1 Harbour View street	**Hong Kong**	**Equity**	**90.00**	**90.00**	**90.00**	**90.00**		
Euler Hermes Risk Services Asia Ltd (4) 9/F 1 Int. Finance Centre, 1 Harbour View street	**Hong Kong**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Euler Hermes Hitelbiztosito Magyarorszag (3) Bognar u.11, 1021 Budapest	**Hungary**	**Full**	**74.89**	**74.89**	**74.89**	**74.89**		
Euler Hermes Consult (3) Bognar u 11, 1021 Budapest	**Hungary**	**Full**	**74.90**	**74.90**	**74.90**	**74.90**		
Euler Hermes SIAC Via Raffaello Matarazzo, 00139 Rome	**Italy**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Euler Hermes SIAC Services Via Raffaello Matarazzo, 00139 Rome	**Italy**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Dimensione S.R.L Piazza Slia 8, 00138 Rome	**Italy**	**Full**	**86.17**	**86.17**	**86.17**	**86.17**	**76.16**	**76.16**
Euler Hermes Credit Services (3) 8-7, Kyobashi 1-chome, Chuo-Ku, Tokyo	**Japan**	**Full**	**100.00**	**100.00**	**91.00**	**91.00**		
Lietuvos Draudimo Kreditu Draudimas (3) Jasinskio 16 Vilnius - République de Lithuania	**Lithuania**	**Equity**	**51.00**	**51.00**	**49.00**	**49.00**		
Euler Ré 6B route de Trèves, 02633 Senningerberg	**Luxembourg**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Acmar (5) 243 boulevard Mohammed V - 20000 Casablanca	**Morocco**	**Equity**	**55.00**	**55.00**				
Euler Hermes Servicios AV, Ejercito Nacional n°423 Col. Granada, Mexico, DF 11570	**Mexico**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Euler Hermes Seguros (4) AV, Ejercito Nacional n°423 Col. Granada, Mexico, DF 11570	**Mexico**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Euler Hermes Crédit Insurance (4) Postboks 6875, St Olavs Plass - NO 130 Oslo	**Norway**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Euler Hermes Kredietverzekering Pettelaarpark 20, Postbus 70571 NL - 5201 CZ's - Hertogenbosch RC Hertogenbosch: 75 555	**Netherlands**	**Full**	**100.00**	**76.40**	**100.00**	**76.40**	**100.00**	**55.07**
Euler Hermes Services Pettelaarpark 20, Postbus 70571 NL - 5201 CZ's - Hertogenbosch RC Hertogenbosch: 76 965	**Netherlands**	**Full**	**100.00**	**73.13**	**100.00**	**73.13**	**100.00**	**62.68**
Interpolis Services BV (7) Pettelaarpark 20, 5216 PD's-Hertogenbosch Netherlands	**Netherlands**	**Proportional**			**50.00**	**38.20**	**50.00**	**27.53**
N.V Interpolis Kredietverzekeringen Pettelaarpark 20, 5216 PD's-Hertogenbosch, Netherlands	**Netherlands**	**Proportional**	**45.00**	**34.38**	**45.00**	**34.38**	**45.00**	**24.78**
Graydon Holding N.V (3) Hullenbergweg 260, 1101 BV Amsterdam	**Netherlands**	**Equity**	**27.50**	**27.50**	**27.50**	**27.50**		
Euler Hermes Interborg (3) Hoogoorddreef 5, Postbus PO, 1100 AL Amsterdam	**Netherlands**	**Full**	**60.00**	**60.00**	**60.00**	**60.00**		
Graydon Creditfink BV (4) Hullenbergweg 260, 1101 BV Amsterdam	**Netherlands**	**Full**	**27.50**	**27.50**	**27.50**	**27.50**		
Graydon Nederland BV (4) Hullenbergweg 260, 1101 BV Amsterdam	**Netherlands**	**Full**	**27.50**	**27.50**	**27.50**	**27.50**		
Kisys Krediet Informatie Systemen BV (4) Hullenbergweg 270, 1101 BV Amsterdam	**Netherlands**	**Full**	**27.50**	**27.50**	**27.50**	**27.50**		
MarkSelect BV (4) Duemerhof 26, Postbus 22969, 1100 DL Amsterdam	**Netherlands**	**Full**	**27.50**	**27.50**	**27.50**	**27.50**		
Euler Hermes Serwis Ubezp. Kredytow (3) Chocinska street 17, Warsaw	**Poland**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Euler Hermes Towarzystwo Ubezpieczeniowe (4) Chocimska street 17, Warsaw	**Poland**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**		
Eurofactoring - Sociedade de Factoring SA Avenue Duque de Avila 141, 01050 Lisbon	**Portugal**	**Proportional**	**49.04**	**49.04**	**48.50**	**48.50**	**47.80**	**47.80**

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Euler Hermes Cescob (5) Molakova 576/11, 186 00 Prague 8	**Czech Republic**	Full	64.74	60.51				
Hermes - Kredit Service S.R.O (3) Zahrebska 23-25, 120 00 Prague 2	**Czech Republic**	Equity	100.00	60.51	100.00	100.00		
Euler Hermes Holdings United Kingdom 1 Canada square, London E14 5DX	**United Kingdom**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes United Kingdom 1 Canada square, London E14 5DX	**United Kingdom**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes 1 Canada square, London E14 5DX	**United Kingdom**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Risk Services 1 Canada square, London E14 5DX	**United Kingdom**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Collections 1 Canada square, London E14 5DX	**United Kingdom**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Eurofactor United Kingdom 3 Muirfield Crescent, Docklands, London E149SZ	**United Kingdom**	Proportional	49.09	49.09	48.54	48.54	47.80	47.80
Euler Hermes Credit & Guarantee (3) Surety House, Lyons Crescent, Tonbridge Kent TN9 1EN	**United Kingdom**	Full	100.00	100.00	100.00	100.00		
Clacf Limited (4) 3 Muirfield Crescent, Docklands, London E149SZ	**United Kingdom**	Proportional	49.09	49.09	48.54	48.54		
Euler Hermes International Centre Ltd (4) 1 Canada square, London E14 5DX	**United Kingdom**	Full	100.00	100.00	100.00	100.00		
Graydon UK Ltd (4) Hyde House, Edgware road - Colindale - London NW9 6LW	**United Kingdom**	Full	27.50	27.50	27.50	27.50		
Selective Invoice Discounting Ltd (4) 3 Muirfield Crescent, Docklands, London E149SZ	**United Kingdom**	Proportional	49.09	49.09	48.54	48.54		
Euler Hermes Singapore Branch (4) 3 Temasek avenue, 08-01 Centennial Tower	**Singapore**	Full	100.00	100.00	100.00	100.00		
Euler Hermes Credit Insurance Nordic A.B (3) Klara Norra Kyrkogata 29, SE 101 34 Stockholm	**Sweden**	Full	100.00	100.00	100.00	100.00		
Euler Hermes Kreditversicherungs Service (3) Dreikonigstr. 31a, Zurich	**Switzerland**	Full	100.00	99.50	100.00	99.50		

(1) Deconsolidated as of 31 December 2002.
(2) Entered scope of consolidation on 30 June 2002.
(3) Entered scope of consolidation on 1er July 2002.
(4) Entered scope of consolidation on 31 December 2002.
(5) Entered scope of consolidation on 30 June 2003.
(6) Financière Euler was liquidated as of 24 January 2002.
(7) Interpolis Services BV was liquidated on 11 March 2003, with retroactive effect to 31 December 2002.

Under a securitisation agreement, Eurofactor has contributed its receivables to two joint receivables funds, FCC Winner and Sécurifact. The receivables amount for FCC Winner stood at 306,852 thousand euros at 31 December 2001 and 16,622 thousand for Sécurifact at 29 December 2001. These joint receivables funds are not included in the scope of consolidation since there is no equity relationship between the funds and the Euler Group.

Scope of consolidation of Entenial Group

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Entenial 73 rue d'Anjou, 75381 Paris cedex 08 N° Siren 562064352	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Comptoir Financier de Garantie (CFG) 37 boulevard Vauban, 78280 Guyancourt N° Siren 330316316	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Investimur nouvelle 18 rue Volney, 75002 Paris cedex 02 N° Siren 412690307	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Soréga (2) 37 boulevard Vauban, 78280 Guyancourt N° Siren 329895697	France	Full			100.00	100.00	100.00	100.00
Sipari Volney 37 boulevard Vauban, 78280 Guyancourt N° Siren 330013707	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Gramat Balard 37 boulevard Vauban, 78280 Guyancourt N° Siren 389699471	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sipari 37 boulevard Vauban, 78280 Guyancourt N° Siren 305097446	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Gaillon Britannia 37 boulevard Vauban, 78280 Guyancourt N° Siren 392030359	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Groupe Vendôme Investissements 16 rue Volney, 75006 Paris N° Siren 349019414	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Vauban Mobilisations Garanties 223 rue Saint Honoré, 75001 Paris N° Siren 399345300	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sofipar (1) (2) 45 rue Cambon, 75001 Paris N° Siren 331736723	France	Equity			25.00	100.00	25.00	100.00
Capri Residences L'Atrium, 6 place Abel Gance, 92652 Boulogne N° Siren 784605576	France	Equity	35.00	35.00	35.00	35.00	35.00	35.00
Quatrinvest 223 rue Saint Honoré, 75001 Paris N° Siren 415226141	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Serexim 16 rue Volney, 75008 Paris N° Siren 383700119	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Activim 16 rue Volney, 75008 Paris N° Siren 352882020	France	Full	99.80	99.80	99.80	99.80	99.80	99.80
Régie Immobilière de la Ville de Paris 4 place Saint Thomas, 75341 Paris cedex 07 N° Siren 552032708	France	Equity	27.64	27.64	27.64	27.64	27.64	27.64
DTZ Eurexi (3) 43 rue de Villiers, 92200 Neuilly sur Seine N° Siren 332111574	France	Equity	34.00	34.00				
Sipari Velizy (3) 16 rue Volney, 75008 Paris N° Siren 411531452	France	Full	100.00	100.00				
Lazaret (3) 16 rue Volney, 75008 Paris N° Siren 429148190	France	Full	100.00	100.00				
Entenial Conseil (3) 16 rue Volney, 75008 Paris N° Siren 449755586	France	Full	100.00	100.00				

(1) The percent interest used was determined by reference to securities bought by this company deriving from assisted loans managed by Entenial
(2) Deconsolidated as of 31 December 2003.
(3) Entered scope of consolidation as of 31 December 2003.

Scope of consolidation of Sophia Group

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Sophia SA 63 avenue des Champs-Elysées, 75008 Paris N° Siren 315228163	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sophia Bail 29 boulevard Haussmann, 75009 Paris N° Siren 343183901	France	Equity	49.00	49.00	49.00	49.00	49.00	49.00
SCI Champs Elysées Vernet 63 avenue des Champs-Elysées, 75008 Paris N° Siren 428432348	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Boulogne Pont de Sèvres 63 avenue des Champs-Elysées, 75008 Paris N° Siren 306591306	France	Full	100.00	100.00	100.00	100.00	49.99	49.99
SCI Interprovence 63 avenue des Champs-Elysées, 75008 Paris N° Siren 408956647	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Interallonne 63 avenue des Champs-Elysées, 75008 Paris N° Siren 408956191	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Intergrandstade 63 avenue des Champs-Elysées, 75008 Paris N° Siren 408956423	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Inter La Plaine 63 avenue des Champs-Elysées, 75008 Paris N° Siren 414804468	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Inter Ivry 63 avenue des Champs-Elysées, 75008 Paris N° Siren 412558918	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Interparisud IV 63 avenue des Champs-Elysées, 75008 Paris N° Siren 408956811	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI 60/62 rue du Louvre (1) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 399667765	France	Full					100.00	100.00
SC Le Bas Noyer 63 avenue des Champs-Elysées, 75008 Paris N° Siren 348930050	France	Full	93.75	93.75	93.75	93.75	93.75	93.75
SCI Marne Brossolette 63 avenue des Champs-Elysées, 75008 Paris N° Siren 400117438	France	Proportional	50.00	50.00	50.00	50.00	50.00	50.00
SCI Rue Lord Byron 63 avenue des Champs-Elysées, 75008 Paris N° Siren 417618964	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Lyon Bercy 63 avenue des Champs-Elysées, 75008 Paris N° Siren 417902582	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Financière Wilson 63 avenue des Champs-Elysées, 75008 Paris N° Siren 414974287	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Wilson 63 avenue des Champs-Elysées, 75008 Paris N° Siren 348402728	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SARL CB 16 Développement 63 avenue des Champs-Elysées, 75008 Paris N° Siren 423610922	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Tour PB 2 (2) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 432472954	France	Full					100.00	100.00

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Sophia Conseil SA 63 avenue des Champs-Elysées, 75008 Paris N° Siren 340038413	**France**	Full	99.76	99.76	99.76	99.76	99.76	99.76
Patriges Villiers SAS 63 avenue des Champs-Elysées, 75008 Paris N° Siren 393557506	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Paris Espace Hôtel SAS 63 avenue des Champs-Elysées, 75008 Paris N° Siren 393338157	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA S.I.F.P 63 avenue des Champs-Elysées, 75008 Paris N° Siren 722070018	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA Patriges Cap d'Ail 63 avenue des Champs-Elysées, 75008 Paris N° Siren 394310387	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Tour 21/24 63 avenue des Champs-Elysées, 75008 Paris N° Siren 423554427	**France**	Full	60.00	60.00	60.00	60.00	60.00	60.00
Financière Michelet SAS (5) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 341103323	**France**	Full			100.00	100.00	100.00	100.00
Génécommerce SAS 63 avenue des Champs-Elysées, 75008 Paris N° Siren 328296892	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Hôtel 37 Place René Clair 63 avenue des Champs-Elysées, 75008 Paris N° Siren 393774187	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Sobater 63 avenue des Champs-Elysées, 75008 Paris N° Siren 377593306	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Gesnov 63 avenue des Champs-Elysées, 75008 Paris N° Siren 330769588	**France**	Full	99.97	99.97	99.97	99.97	99.97	99.97
Sogéprom Tour "les miroirs" Bat D La défense III 18 avenue d'Alsace, 92400 Courbevoie N° Siren 722065257	**France**	Equity	30.00	30.00	30.00	30.00	30.00	30.00
SCI Austerlitz 2000 (3) 14 rue Garnier, 92200 Neuilly sur Seine N° Siren 308270420	**France**	Full	100.00	100.00	100.00	100.00		
SCI Cogestimmo (4) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 332174226	**France**	Full	100.00	100.00				
SA Arlon Développement Avenue Marcel Thiry 204, Woluwe-Saint-Lambert, 1200 Brussels N° Siren 444527937	**Belgium**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA Science Développement Avenue Marcel Thiry 204, Woluwe-Saint-Lambert, 1200 Brussels N° Siren 444528036	**Belgium**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Dennington Champs Elysées BV Strawinskylaan 3105, 1077ZX Amsterdam N° Siren 33256460	**Netherlands**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Dennington Holdings BV Hoekenrode 6-8, 1102 BR Amsterdam Zuidoost	**Netherlands**	Full	100.00	100.00	100.00	100.00	100.00	100.00

(1) SCI 60/62 rue du Louvre was dissolved on 14 June 2002.
(2) SCI Tour PB2 was dissolved on 25 December 2002.
(3) Acquired on 21 March 2002.
(4) Entered scope of consolidation in the first half of 2003.
(5) Financière Michelet SAS was absorbed by Patriges Villiers SAS on 30 July 2003.

Scope of consolidation of Mondial Assistance Group

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Mondial Assistance SAS (1) 37 rue Taitbout, 75009 Paris N° Siren 301763116	France	Full	100.00	99.99	100.00	99.99		85.00
Sacnas International 2 rue Fragonard, 75017 Paris N° Siren 353336134	France	Full	100.00	99.99	100.00	99.98		86.00
Elucydée Les Mercuriales, 40 avenue Jean Jaurès, Tour du Levant, 93176 Bagnolet N° Siren 383828142	France	Full	100.00	100.00	100.00	98.60		53.32
Elvia Société d'Assurances de Voyages 153 rue du Faubourg Saint-Honoré, 75381 Paris cedex 08 N° Siren 582075438	France	Full	100.00	100.00	100.00	100.00		100.00
France Secours International Assistance (FSIA) Tour Galliéni II, 36 avenue Charles De Gaulle 93175 Bagnolet Cedex N° Siren 712044973	France	Full	100.00	85.99	100.00	85.98		70.50
Gestion Télésécurité Service (GTS) 81 rue Pierre Sémard, 92324 Chatillon Cedex N° Siren 330377193	France	Full	100.00	99.98	100.00	97.27		53.32
Sage 175 rue Blomet, 75015 Paris N° Siren 325785285	France	Full	100.00	100.00	100.00	97.27		53.32
Mondial Assistance France (MAF) 2 rue Fragonard, 75807 Paris Cedex 17 N° Siren 351431937	France	Full	100.00	93.25	100.00	93.24		76.50
Société Française de Dépannage et de Services (SFDS) (6) Immeuble Le Quintet, 4 rue Danjou Building C. 2nd floor, 92100 Boulogne N° Siren 325348217	France	Full			100.00	93.66		68.80
Société Européenne de Protection et de Service d'Assistance à Domicile (SEPSAD) 67 boulevard Bessières, 75017 Paris N° Siren 418712666	France	Full	100.00	56.00	100.00	54.49		29.90
Mondiale Assistance Reunion Island (BSA) 11 rue Roland Garros, 97400 Saint Denis N° Siren 403195712	France	Full	100.00	99.99	100.00	97.41		31.99
Sacnas East Asia (7) 2 rue Fragonard, 75017 Paris N° Siren 394944664	France	Full			100.00	99.99		86.00
Sacnas Developpement 190 ter avenue de Clichy, 75017 Paris N° Siren 342596012	France	Full	100.00	100.00	100.00	97.29		53.32
Société de Services Communs (2) 14 boulevard Poissonnière, 75009 Paris N° Siren 440478204	France	Full	100.00	100.00	100.00	93.66		
Mondial Service (M.S. GmbH) Mainzer Strasse 75, 65189 Wiesbaden N° Siren HRB 7122	Germany	Full	49.99	49.99	49.99	49.99		86.00

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
SBAI Germany Mainzer Strasse 75, 65189 Wiesbaden	**Germany**	Full	100.00	100.00	100.00	94.14		100.00
Reha Care GmbH (12) Hohenlindenerstrasse 4, D-81677 Munich	**Germany**	Equity	25.00	25.00				
Codima (4) Stationsweg 15, 3972 KA Driebergen N° Siren H142224000	**Germany**	Full						86.00
Elvia Assistance GmbH Ludmillastrasse 26, 81536 Munich	**Germany**	Full						100.00
Elvia Travel Insurance Ludmillastrasse 26, 81543 Munich	**Germany**	Full	100.00	100.00	100.00	100.00		100.00
Mondial Assistance Deutschland GmbH Riedenburger Strasse 2, 81677 Munich	**Germany**	Full	49.99	49.99	49.99	49.99		100.00
Mondial Assistance Holding Germany Riedenburger Strasse 2, 81677 Munich	**Germany**	Full	49.99	49.99	49.99	49.99		100.00
Mercosul Assistance Argentine Pte Julio A.Roca 620, 1 y 2 Piso, 1067 Buenos Aires N° Siren 10000788	**Argentina**	Full	100.00	100.00	100.00	100.00		86.00
World Care Assist (ETI) Level 1, 17-19 Lissner street Toowong, QLD 4066	**Australia**	Full	100.00	100.00	100.00	100.00		100.00
Mondial Assistance Holding Australia Level 1, 17-19 Lissner street Toowong, QLD 4066	**Australia**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Assistance Austria Mariahilfer Strasse 20, 1070 Vienna	**Austria**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Travel Insurance Mariahilfer Strasse 20, 1070 Vienna	**Austria**	Full	100.00	100.00	100.00	100.00		100.00
Société Belge d'Assistance Internationale (SBAI) Boulevard de la Plaine 9, 1050 Brussels N° Siren 438767	**Belgium**	Full	100.00	94.15	100.00	94.14		55.90
Sociétés Belges des Services Téléphoniques (SBST) Boulevard de la Plaine 9, 1050 Brussels N° Siren 400674	**Belgium**	Full	100.00	100.00	100.00	94.43		77.40
Elvia Travel Insurance Boulevard de la Plaine 9, 1050 Brussels	**Belgium**	Full	100.00	100.00	100.00	100.00		100.00
Mercosul Assistance Brésil Rua Tomé de Sousa 15, 09710-240 Centro São Bernardo do Campo - Sao Paulo N° Siren 52910023/0001-37	**Brazil**	Full	100.00	100.00	100.00	99.99		80.00
World Access Canada, Inc. (9) Allen square, 180 King street South #420 Waterloo, Ontario N° Siren 131781938	**Canada**	Full	100.00	100.00				
Compania de Asistancia Sudamericana (CAS) La Concepcion 266, Piso 4, CHI-Providencia Santiago de Chile N° Siren 21184	**Chile**	Full	100.00	100.00	100.00	99.99		64.50
Casbrok La Concepcion 266, Piso 4, CHI-Providencia Santiago de Chile N° Siren 10535	**Chile**	Full	100.00	99.98	100.00	99.97		64.50

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Mondial Assistance Beijing Services CO. Ltd (12) Room 505, Beijing Yuan Chenxin Office Building No. 12 Yumin Road, Chaoyang District, Beijing, China 100029	**China**	Full	100.00	99.99				
Sociedad Mundial de Asistencia (SMASA) Calle Albacete 5, Madrid 28027 N° Siren A-2867444	**Spain**	Full	100.00	100.00	100.00	99.98		65.36
Elviaseg Calle Albacete 5, Madrid 28027	**Spain**	Full	100.00	100.00	100.00	100.00		100.00
World Access Service Corporation One Holland Place, 2235 Staples Mill Road, Suite 300 Richmond, VA 23230	**United States**	Full	100.00	100.00	100.00	100.00		100.00
Poly Assistance et Services (PAS) 3 rue Premetis, Athens 17342 N° Siren 158921	**Greece**	Full	100.00	51.00	100.00	50.99		43.86
SBAI 3 rue Premetis Athens 17342	**Greece**	Full	100.00	100.00	100.00	94.14		100.00
Elvia Hungary Budapest	**Hungary**	Full	100.00	100.00	100.00	100.00		100.00
Assistance & Services Corporation of Ireland (ASCI) Mondial House Whitefriars Aungier street, Dublin 2 N° Siren 163174	**Ireland**	Full	100.00	100.00	100.00	99,.98		43.85
Sias / Permatel, (3) Societa Italiana di Assicurazioni e Riassicurazioni Viale Palmiro Toglaiti 1625, 00155 Roma N° Siren Sias: 487313, Permatel: 755756	**Italy**	Full						**Sias** 59.30 **Permatel** 59.30
Mondial Assistance Italia Ltd (Elvia Assistance SPA) Via Ampère 30, 20131 Milan	**Italy**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Service SRL Via Ampère 30, 20131 Milan	**Italy**	Full	100.00	100.00	100.00	100.00		100.00
Mondial Assistance Italy (3) Via Ampère 30, 20131 Milan	**Italy**	Full						100.00
Compagnia Europea d'Assicurazione SPA (5) Via Emanuele Filiberto 3, I-20149 Milan	**Italy**	Full						100.00
Mondial Assistance Japan (AS 24) n°2 Daini Toranomon Denki building 5 F, 3 - 1 - 10 Toranomon Minato Ku, J Tokyo 105 N° Siren 003881	**Japan**	Full	100.00	90.00	100.00	89.98		77.40
Sacnas Ré 5 place de la Gare, 1616 Luxembourg N° Siren B49516	**Luxembourg**	Full	100.00	100.00	100.00	99.99		86.00
ISAAF (11) Lotissement de la Civim, Lot n°131, route de l'Aéroport, M-Q.I. Sidi Maârouf, Casablanca N° Siren 40225	**Morocco**	Equity	41.26	41.26	100.00	79.96		68.80
Mascareignes Service Assistance Ltd (MSA) C&R Court, 5 th Floor, 49 Labourdonnais street Port Louis	**Mauritius**	Full	100.00	60.00	100.00	59.99		100.00
Elvia Assistance BV Poeldijkstraat 4, NL-1059 VM Amsterdam	**Netherlands**	Full	100.00	100.00	100.00	100.00		100.00

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Elvia Travel Insurance Poeldijkstraat 4, NL-1059 VM Amsterdam	**Netherlands**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Travel Insurance International Poeldijkstraat 4, NL-1059 VM Amsterdam	**Netherlands**	Full	100.00	100.00	100.00	100.00		100.00
SBAI (10) Stationsweg 15, NL 3972 KA Driebergen	**Netherlands**	Full			100.00	94.14		100.00
Dutch International Mobility Assistance (DIMA) (8) Postbus 220, 3970 AE, Driebergen N° Siren 30096196	**Netherlands**	Full			100.00	100.00		85.00
Elvia SP. ZO.O. Ulica Solec 22, PL - 00-410 Warsaw	**Poland**	Full	100.00	100.00	100.00	100.00		100.00
Elviassist Serviços de Assistência LDA Campo Grande 28-10°E, 1700 - 093 Lisbon	**Portugal**	Full	100.00	100.00	100.00	100.00		100.00
Mondial Assistance United Kingdom (MAUK) Mondial House, 102 George street, CR 96 HD Croydon Surrey N° Siren 1710361	**United Kingdom**	Full	100.00	100.00	100.00	99.98		85.00
Elvia Travel Insurance UK (9) Mondial House - 102 George street CR96 HD Croydon Surrey	**United Kingdom**	Full	100.00	100.00				
World Access (Asia) Pte Ltd 143 Cecil street, 15-01 GB Building Singapore 069542	**Singapore**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Assistance Ceska Republika (SRO) Na Maninach 7, CZ 170 00 - Prague 7	**Slovakia**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Travel Insurance Headquarters Hagenholzstrasse 85B Postfach, 8050 Zürich	**Switzerland**	Full	100.00	100.00	100.00	100.00		100.00
Elvia Travel Insurance Hagenholzstrasse 85B Postfach, 8050 Zürich	**Switzerland**	Full	100.00	100.00	100.00	100.00		100.00
Mondial Assistance (ex Elmonda) Hagenholzstrasse 85B Postfach, 8050 Zürich	**Switzerland**	Full	100.00	100.00	100.00	100.00		100.00
AutoAssist Co Ltd 29 th Floor, Grand Amarin Tower, 1550 New Petchaburi Road, Makasan, Rajathevi, Bangkok 10310	**Thailand**	Full	100.00	95.10	100.00	95.10		100.00
SAT Büyükdere Cad. Enka Han 108 - Kat 10, Esentepe, TRK 80300 Istanbul N° Siren 3673613I4943	**Turkey**	Full	100.00	96.00	100.00	95.98		65.36

(1) Sacnas has become MASA.
(2) Entered scope of consolidation in the first half of 2002.
(3) Exited scope of consolidation in the first half of 2002
(4) Exited scope of consolidation as of 31 December 2002.
(5) Merged with Mondial Assistance Italy
(6) Merged with Société de Services Communs in the first half of 2003.
(7) Merged with MASA.
(8) Merged with Elvia Assistance BV.
(9) Entered scope of consolidation in the first half of 2003.
(10) SBAI Netherlands merged with Elvia Travel Insurance Netherlands in the first half of 2003.
(11) The method of consolidation for Isaaf was changed from full to equity as of 31 October 2003.
(12) Entered scope of consolidation as of 31 December 2003.

Scope of consolidation of Gécina Group

Company	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest
Gécina 2 ter boulevard Saint Martin, 75473 Paris cedex 10 N° Siren 592014476	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI 63 avenue de Villiers (1) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 320852239	France	Full					100.00	100.00
SARL Foncigef 2 ter boulevard Saint Martin, 75010 Paris N° Siren 411405590	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA La Foncière Vendôme (1) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 391576352	France	Full					100.00	100.00
SCI du 159 avenue du Roule (1) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 320921133	France	Full					100.00	100.00
SCI Dupleix-Suffren 2 ter boulevard Saint Martin, 75010 Paris N° Siren 397600875	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SNC Peupliers-Dassault (2) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 380522797	France	Full					100.00	100.00
SA Union Immobilière et de Gestion 2 ter boulevard Saint Martin, 75010 Paris N° Siren 414372367	France	Full	99.95	99.95	99.95	99.95	99.95	99.95
La Fourmi Immobilière (1) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 572178069	France	Full					100.00	100.00
SPL 2 ter boulevard Saint Martin, 75010 Paris N° Siren 397840158	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Beaugrenelle (7) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 307961490	France	Proportional	50.00	50.00	100.00	100.00	100.00	100.00
SCI Tour H15 2 ter boulevard Saint Martin, 75010 Paris N° Siren 309362044	France	Full	100.00	100.00	100.00	99.54	83.33	83.33
SCI SB Acti-Défense (2) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412120180	France	Full					100.00	100.00
SCI SB Nord Pont 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412234197	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI SB Grand-Axe (2) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412230708	France	Full					100.00	100.00
SCI SB Le Lavoisier (1) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412255939	France	Full					100.00	100.00
SCI SB Londres 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412255061	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Investibail Transactions 28 rue Dumont d'Urville, 75116 Paris N° Siren 332525064	France	Full	100.00	100.00	100.00	100.00	100.00	100.00

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Sogecil 29 quai Saint Antoine, 69002 Lyon N° Siren 969502756	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
S.G.I.L 49 rue de la République, 69002 Lyon N° Siren 964505218	France	Proportional	36.55	36.55	36.55	36.55	36.55	36.55
SCI Les Peupliers (3) 25 rue du Lyonnais, 69802 Saint Priest N° Siren 316168499	France	Full					56.62	56.62
A.I.C 29 quai Saint Antoine, 69002 Lyon N° Siren 351054432	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS du 73 rue d'Anjou (4) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412697567	France	Full					100.00	100.00
SAS du 51 boulevard de Strasbourg (4) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412697211	France	Full					100.00	100.00
SAS du 37 boulevard de Grenelle (4) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412693558	France	Full					100.00	100.00
SCI 16 VE Investissement 2 ter boulevard Saint Martin, 75010 Paris N° Siren 352396899	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI du 77-81 boulevard Saint Germain 2 ter boulevard Saint Martin, 75010 Paris N° Siren 431570530	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Geciter 2 ter boulevard Saint Martin, 75010 Paris N° Siren 399311331	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA 23-29 rue de Chateaudun (5) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 387558034	France	Full	100.00	100.00	100.00	100.00		
SA 26-28 rue Saint Georges (1) (5) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 334874260	France	Full			100.00	100.00		
Simco (1) (6) 34 rue de la Fédération, 75015 Paris N° Siren 562811430	France	Full			97.27	97.27		
SCI 24 rue Erlanger (6) 34 rue de la Fédération, 75015 Paris N° Siren 430145810	France	Full	100.00	100.00	100.00	97.27		
SAS Feydeau Bourse (6) 34 rue de la Fédération, 75015 Paris N° Siren 403136666	France	Full	100.00	100.00	100.00	97.27		
SCI Franco-Russe-Université (6) 34 rue de la Fédération, 75015 Paris N° Siren 410559691	France	Full	100.00	100.00	100.00	97.27		
GIE Gessi (6) 34 rue de la Fédération, 75015 Paris N° Siren 409790276	France	Full	100.00	99.98	100.00	97.25		
SCI 38, rue des Jeuneurs (6) 34 rue de la Fédération, 75015 Paris N° Siren 429811516	France	Full	100.00	100.00	100.00	97.27		

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
SA Locare (6) 34 rue de la Fédération, 75015 Paris N° Siren 328921452	France	Full	99.76	99.76	99.76	97.04		
SNC Michelet (6) 34 rue de la Fédération, 75015 Paris N° Siren 419355854	France	Full	100.00	100.00	100.00	97.27		
SAS Parisienne Immobilière d'Investissement 1 (6) 34 rue de la Fédération, 75015 Paris N° Siren 434021200	France	Full	100.00	100.00	100.00	97.27		
SAS Parisienne Immobilière d'Investissement 2 (6) 34 rue de la Fédération, 75015 Paris N° Siren 434021309	France	Full	100.00	100.00	100.00	97.27		
SCI Paris Saint-Michel (6) 34 rue de la Fédération, 75015 Paris N° Siren 344296710	France	Full	100.00	100.00	100.00	97.27		
SCI 6, rue de Penthièvre (6) 34 rue de la Fédération, 75015 Paris N° Siren 429956493	France	Full	100.00	100.00	100.00	97.27		
SCI du 150, route de la reine à Boulogne (6) 34 rue de la Fédération, 75015 Paris N° Siren 399945153	France	Full	100.00	100.00	100.00	97.27		
SCI 5, rue Royale (6) 34 rue de la Fédération, 75015 Paris N° Siren 429956550	France	Full	100.00	100.00	100.00	97.27		
SCI Sèvres Bellevue (6) 34 rue de la Fédération, 75015 Paris N° Siren 432858389	France	Full	100.00	100.00	100.00	97.27		
SCI Termes Opéra (6) 34 rue de la Fédération, 75015 Paris N° Siren 389626821	France	Full	100.00	100.00	100.00	97.27		
SCI Vouillé-Nanteuil (6) 34 rue de la Fédération, 75015 Paris N° Siren 412066011	France	Full	100.00	100.00	100.00	97.27		
SA Parigest (6) 34 rue de la Fédération, 75015 Paris N° Siren 642030571	France	Full	100.00	100.00	100.00	97.27		
SAS Fedim (6) 34 rue de la Fédération, 75015 Paris N° Siren 440363513	France	Full	100.00	100.00	100.00	97.27		
SA Société des Immeubles de France (6) 34 rue de la Fédération, 75015 Paris N° Siren 572231223	France	Full	99.13	99.13	99.13	96.42		
SCI du 55 rue d'Amsterdam (6) 34 rue de la Fédération, 75015 Paris N° Siren 382482065	France	Full	100.00	99.13	100.00	96.42		
SCI Capucines (6) 34 rue de la Fédération, 75015 Paris N° Siren 332867001	France	Full	100.00	99.13	100.00	96.42		
SCI Delcassé (6) 34 rue de la Fédération, 75015 Paris N° Siren 348951650	France	Full	100.00	99.13	100.00	96.42		
SCI du 5, rue Montmarte (6) 34 rue de la Fédération, 75015 Paris N° Siren 380045773	France	Full	100.00	99.13	100.00	96.42		

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
SPIPM (6) 34 rue de la Fédération, 75015 Paris N° Siren 572098465	**France**	**Full**	**100.00**	**99.13**	**100.00**	**95.14**		
La Rente Immobilière (6) 34 rue de la Fédération, 75015 Paris N° Siren 306865270	**France**	**Full**	**60.23**	**59.70**	**60.23**	**58.08**		
SNC du 24, rue Royale (6) 34 rue de la Fédération, 75015 Paris N° Siren 382558653	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		
Sadia (6) 34 rue de la Fédération, 75015 Paris N° Siren 572085736	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		
SCI Saint Augustin Marsolier (6) 34 rue de la Fédération, 75015 Paris N° Siren 382515211	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		
Société Hôtel d'Albe (6) 34 rue de la Fédération, 75015 Paris N° Siren 542091806	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		
SCI Montessuy (6) 34 rue de la Fédération, 75015 Paris N° Siren 423852185	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		
Compagnie Foncière de Gestion (6) 34 rue de la Fédération, 75015 Paris N° Siren 432028869	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		
Foncirente (6) 34 rue de la Fédération, 75015 Paris N° Siren 405282353	**France**	**Full**	**100.00**	**99.13**	**100.00**	**96.42**		

(1) Merged.
(2) Liquidated.
(3) Sold.
(4) Dissolved
(5) Consolidated in the first half of 2002.
(6) Consolidated as of 15 November 2002.
(7) The method of consolidation for SCI Beaugrenelle was changed from full to proportional.

Scope of consolidation of W Finance Group

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
W Finance 14 rue Halévy, 75009 Paris N° Siren 702022443	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
W Finance Conseil 14 rue Halévy, 75009 Paris N° Siren 331336867	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
S.P.H.F 14 rue Halévy, 75009 Paris N° Siren 331336859	**France**	**Equity**	**96.30**	**96.30**	**93.20**	**93.20**	**93.20**	**93.20**
W Finance Administration 14 rue Halévy, 75009 Paris N° Siren 315518670	**France**	**Equity**	**99.96**	**99.96**	**99.96**	**99.96**	**99.96**	**99.96**
Immovalor 25 rue Louis Legrand, 75002 Paris N° Siren 328398706	**France**	**Equity**	**41.36**	**41.36**	**41.36**	**41.36**	**41.36**	**41.36**
Traktir (1) 14 rue Halévy, 75009 Paris N° Siren 338848108	**France**	**Equity**			**50.03**	**50.03**	**100.00**	**100.00**

(1) Deconsolidated as of 30 June 2003.

Scope of consolidation of PHRV Group

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
PHRV 184 rue de la Pompe, 75116 Paris N° Siren 394386635	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Restauration Investissement (2) 184 rue de la Pompe, 75116 Paris N° Siren 391014685	**France**	**Full**			**49.00**	**49.00**	**49.00**	**49.00**
Bail Saint Honoré (4) 184 rue de la Pompe, 75116 Paris N° Siren 338100076	**France**	**Full**	**81.96**	**33.83**	**82.00**	**81.00**	**82.00**	**81.00**
Immobanque (3) 184 rue de la Pompe, 75116 Paris N° Siren 303323778	**France**	**Full**	**41.28**	**41.28**	**44.60**	**44.40**	**44.60**	**44.40**
Sélectibail (1) Tour Europlaza, 20 avenue André Prothin, 92927 Paris La Défense Cedex N° Siren 339849507	**France**	**Equity**			**15.00**	**15.00**	**15.00**	**15.00**
GEI 92 rue de Vaugirard, 75006 Paris N° Siren 328680087	**France**	**Full**	**99.99**	**99.99**	**100.00**	**100.00**	**100.00**	**100.00**
ARH 92 rue de Vaugirard, 75006 Paris N° Siren 381505411	**France**	**Full**	**99.99**	**99.99**	**100.00**	**100.00**	**100.00**	**100.00**
SEHPB 10/12 rue Yvan Tourguenieff, 78380 Bougival N° Siren 310728563	**France**	**Full**	**99.99**	**99.99**	**100.00**	**100.00**	**100.00**	**100.00**
SAS II 92 rue de Vaugirard, 75006 Paris N° Siren 389857707	**France**	**Full**	**99.99**	**99.99**	**100.00**	**100.00**	**100.00**	**100.00**

(1) Deconsolidated as of 30 June 2003.
(2) Cofitem absorbed Restauration Investissement with retroactive effect to 1 January 2003
(3) Immobanque absorbed Vendôme-Victoires and SCI Cofitem-Vendôme with retroactive effect to 1 January 2003.
(4) The controlling block of shares in Bail Saint-Honoré was sold to Immobanque with retroactive effect to 1 January 2003.

Scope of consolidation of COFITEM Group

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
Cofitem (1) (3) 184 rue de la Pompe, 75116 Paris N° Siren 331250472	**France**	**Full**			**100.00**	**100.00**	**100.00**	**100.00**
Vendôme-Victoires (2) 184 rue de la Pompe, 75116 Paris N° Siren 592048482	**France**	**Full**			**99.99**	**99.99**	**99.99**	**99.99**
SCI Cofitem-Vendôme (2) 184 rue de la Pompe, 75116 Paris N° Siren 389486093	**France**	**Full**			**99.99**	**99.99**	**99.99**	**99.99**
SCI du Mont de Mars (3) 184 rue de la Pompe, 75116 Paris N° Siren 411846033	**France**	**Full**			**99.99**	**99.99**	**99.99**	**99.99**

(1) Cofitem absorbed Restauration Investissement with retroactive effect to 1 January 2003.
(2) Sale of subsidiaries Vendôme Victoires and SCI Cofitem-Vendôme in connection with their absorption by Immobanque with retroactive effect to 1 January 2003
(3) As a result of the merger, Cofitem no longer consolidates its accounts.

Scope of consolidation of AGF Afrique Group

	Country	Consolidation method	31.12.2003		31.12.2002		31.12.2001	
			% control	% interest	% control	% interest	% control	% interest
AGF Afrique 3 boulevard des Italiens, 75002 Paris N° Siren 382231801	**France**	**Full**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Sobac (2) Avenue Delorme, Carré n° 5 - 01, BP 5455 Cotonou RP	**Benin**	**Full**	**75.92**	**75.92**				
Foncias Tiard Avenue Léo Frobénius 01, BP 398 Ouagadougou 01	**Burkina Faso**	**Full**	**52.48**	**52.48**	**52.40**	**52.40**	**52.40**	**52.40**
Foncias Vie Avenue Léo Frobénius 01, BP 398 Ouagadougou 01	**Burkina Faso**	**Full**	**69.91**	**69.91**	**69.86**	**69.86**	**69.86**	**69.86**
Snac Tiard 1124 rue Manga Bell, BP105 Douala	**Cameroon**	**Full**	**70.80**	**70.80**	**70.80**	**70.80**	**70.80**	**70.80**
Snac Vie 1124 rue Manga Bell, BP105 Douala	**Cameroon**	**Full**	**75.82**	**75.82**	**75.81**	**75.81**	**76.51**	**76.51**
Ucar Boulevard du Général De Gaulle, BP 343 Bangui	**Central African Republic**	**Full**	**83.02**	**58.87**	**82.60**	**58.51**	**58.48**	**58.47**
Safarriv Vie 2 boulevard Roume 01, BP 1741 Abidjan 01	**Ivory Coast**	**Full**	**70.01**	**70.01**	**70.00**	**70.00**	**70.00**	**70.00**
Safarriv Tiard 2 boulevard Roume 01, BP 1741 Abidjan 01	**Ivory Coast**	**Full**	**73.23**	**73.23**	**73.23**	**73.23**	**66.86**	**72.78**
AGM Tiard (1) Avenue de la Nation, BP E 4447 Bamako	**Mali**	**Full**	**69.99**	**69.99**	**69.99**	**69.99**		
Snas Vie Avenue Abdoulaye Fadiga x rue de Thann, BP2610 Dakar	**Senegal**	**Full**	**95.54**	**95.54**	**95.52**	**95.52**	**95.91**	**95.91**
Snas Tiard Avenue Abdoulaye Fadiga x rue de Thann, BP2610 Dakar	**Senegal**	**Full**	**83.14**	**83.14**	**83.12**	**83.12**	**83.12**	**83.12**
AGT (2) Avenue du 24 janvier, Immeuble Ramco, B.PP 4201 Lomé	**Togo**	**Full**	**94.07**	**94.07**				

(1) Entered scope of consolidation as of 1 January 2002.
(2) Entered scope of consolidation in 2003.

AGF

Report of the statutory auditors on the consolidated financial statements
Fiscal year ended 31 December 2003

AGF S.A.
Head office: 87, rue de Richelieu – 75002 Paris
Share capital: €860,602,017

Statutory auditors' report on the consolidated financial statements

For the year ended 31 December 2003

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your General Meeting of Shareholders, we have audited the accompanying consolidated financial statements of AGF S.A. for the year ended 31 December 2003.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1 - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw your attention to the following items:

- Note 4.1 concerning the change in accounting policy regarding Goodwill and Network value of foreign subsidiaries in compliance with the AMF recommendations.
- Note 4.4 concerning the treatment of the provision for unrealised capital loss exposures in compliance with notice 2004-B of 21 January 2004 of the issues task force of the National Accounting Council (Comité d'urgence du Conseil National de la Comptabilité).

- Note 4.5 concerning the change in amounts and allocations of the first consolidation differences related to Hermes definitively set within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (Comité d'urgence du Conseil National de la Comptabilité).
- Note 4.2.1 concerning the change in accounting principles relating to the provision for major repairs in compliance with the regulation 2003-07 of the Accounting Regulation Committee (Comité de la Réglementation Comptable).

2. Justification of our assessments

In accordance with the requirements of article L. 225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, introduced by the Financial Security Act of 1 August 2003 and which came into effect for the first time this year, we bring to your attention the following matters:

• *Accounting changes*

Within the context of the accounting rules and principles applied by your company, we performed assessments of the soundness of the change in accounting principles mentioned above and of their overall presentation.

• *Accounting estimates*

Certain accounting principles applied require AGF Group management to make a significant number of judgements and estimates founded partly on prospective data.

The use of these judgements and estimates, for which detailed information is given in the notes to the consolidated financial statements, relates mainly to technical reserves and deferred acquisition costs valuation (notes 3-2 to 3-4), the accounting methodology used for subsequent measurement of goodwill and network value (notes 2-6 and 6-1-2 concerning the accelerated amortisation of goodwill from South American subsidiaries), measurement methods used for deferred tax assets (notes 2-9 and 18) and provision for impairment in the value of investments (notes 3-8-2 and 32-1).

We performed an assessment of measurement approaches and methodologies applied, described in the notes to the financial statements mentioned above, and, on the basis of elements currently available, performed tests in order to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the Group.

Our work relating to significant judgements and estimates made by Management enabled us to assess their reasonable nature.

These assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

3. Specific verification

In accordance with professional standards applicable in France, we have also verified the information relating to the Group contained in the Directors' report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

La Défense, 28 April 2004

The statutory auditors

KPMG Audit

Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

AGF
Statutory financial statements

Balance sheet at 31 December 2003

in thousands of euros

Assets

	Note	Gross	Depreciation, amortisation & provisions	31.12.2003 Net	31.12.2002 Net	31.12.2001 Net
INTANGIBLE FIXED ASSETS		521	521	-	-	-
TANGIBLE FIXED ASSETS		5	5	-	-	-
FINANCIAL FIXED ASSETS						
Shares in subsidiaries and affiliates		4,836,816	274,379	4,562,437	4,509,293	3,825,063
Receivables from subsidiaries and affiliates		807,816		807,816	1,978,905	1,542,457
Equity investments		1		1	1	1
Loans		15		15		
Other		34,124		34,124	-	-
Treasury shares		750,471	166,070	584,401	523,685	821,746
Total fixed assets	2-3	**6,429,769**	**440,975**	**5,988,794**	**7,011,884**	**6,189,267**
Receivables	4	1,428,489		1,428,489	58,994	46,929
Marketable securities	5-3	569		569	1,331	2,738
Cash and equivalents		18,436		18,436	19,669	70,688
Miscellaneous		2,431		2,431	2,581	2,731
Total		**1,449,925**	**-**	**1,449,925**	**82,575**	**123,087**
TOTAL ASSETS		**7,879,694**	**440,975**	**7,438,719**	**7,094,459**	**6,312,354**

in thousands of euros

Liabilities and shareholders' equity

	Note	31.12.2003 Net	31.12.2002 Net	31.12.2001 Net
SHARE CAPITAL		860,602	854,810	844,631
PREMIUM ON CONTRIBUTIONS		1,687,227	1,687,228	1,687,228
ADDITIONAL PAID-IN CAPITAL		989,594	952,084	880,722
RESERVES				
Statutory reserve		86,060	85,481	84,464
Reserve for long-term net capital gains		1,626,881	1,570,688	1,494,377
Ordinary reserve		209,062	209,062	488,258
RETAINED EARNINGS		198,035	633	-
NET INCOME		423,188	439,272	254,157
TOTAL SHAREHOLDERS' EQUITY	1	**6,080,649**	**5,799,258**	**5,733,837**
SUBORDINATED BOND ISSUE	6	**462,593**	**462,685**	**462,155**
PROVISION FOR CONTINGENCIES AND LOSSES	3	**27,756**	**16,683**	**29,825**
DEBT				
Bank borrowings		25,361	20,254	52,223
Other financial liabilities		775,850	781,789	-
Accrued taxes and employment taxes		52,109	7,440	25,697
Other liabilities		14,401	6,350	8,617
Total debt	6	**867,721**	**815,833**	**86,537**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**7,438,719**	**7,094,459**	**6,312,354**

Profit and loss statement for fiscal year 2003

in thousands of euros

Expenses

	Note	Fiscal year 2003	Fiscal year 2002	Fiscal year 2001
Operating expenses				
Other external expenses		48,357	38,247	43,311
Salaries and wages		14,016	2 121	-
Other expenses		492	221	357
Amortisation and provisions		124	124	124
Total operating expenses (I)		**62,989**	**40,713**	**43,792**
Financial expenses				
Amortisation and provisions		29	368,275	81,699
Interest and related expenses		157,056	121,763	127,444
Net losses on marketable securities		-	-	-
Total financial expenses (III)	**8**	**157,085**	**490,038**	**209,143**
Exceptional expenses				
Book value of assets sold and other capital losses		14,509	29,818	197,076
Allowance for write-downs and provisions		11,868	3,345	6,013
Investment management operations		655	2,436	1,260
Total exceptional expenses (IV)	**9**	**27,032**	**35,599**	**204,349**
Employee profit-sharing		2	-	-
Income taxes (VI)	10	30	30	30
Tax consolidation loss (VII)		23,177	-	-
Total (I+III+IV+VI+VII)		**270,315**	**566,380**	**457,314**
Profit for the year	10	**423,189**	**439,272**	**254,157**
GRAND TOTAL		**693,504**	**1,005,652**	**711,471**

in thousands of euros

Income

	Note	Fiscal year 2003	Fiscal year 2002	Fiscal year 2001
Operating income				
Other income		31	25	30
Total operating income (I)		31	**25**	**30**
Investment income				
Subsidiaries and affiliates	7	406,949	730,133	77,369
Marketable securities		-	-	-
Other interest and related income	7	80,712	84,270	118,334
Write-backs of provisions		200,699	63,455	48,658
Positive differences in currency fluctuations		-	-	1
Net income on sales of marketable securities		-	-	-
Total investment income (III)	**8**	**688,360**	**877,858**	**244,362**
Exceptional income				
Assets sold and capital gains		1,285	32,660	363,835
Write-backs of provisions		3,345	15,245	30,490
Investment management operations		483	3,824	2,486
Total exceptional income (IV)	**9**	**5 113**	**51,729**	**396,811**
Profit from tax consolidation (V)	10	-	76,040	70,268
GRAND TOTAL (I+III+IV+V)		**693,504**	**1,005,652**	**711,471**

AGF

Annex to the statutory financial statements

Accounting principles and rules

Generally accepted accounting principles have been followed in respect of principles of conservatism and pursuant to general rules applicable in preparing annual financial statements. The fiscal year includes the 12 month period beginning 1 January and ending 31 December. The valuation method used was the historical cost method.

The major accounting principles used were the following:

Subsidiaries and affiliates

Investments in subsidiaries and affiliates are recorded at their historical cost.

At each statement date, a comparison is made between their net book value and their current value. Their current value is defined as their value in use, i.e. the value of future economic benefits expected to accrue as a result of their use or sale.

In the presence of factors indicating that investments in subsidiaries and affiliates have lost significant value, the value in use is determined by discounting expected net cash flows to infinity. Net cash flows are evaluated on the basis of the following elements:

- projections, generally covering three years, deriving from available business plans,
- normalised yield assumptions for financial assets,
- a terminal growth rate based on the long-term outlook for the business and for inflation,
- capital allocated to the entity to cover its underwriting risks and financial risks,
- the entity's excess capital, measured by the difference between its net asset value based on the most recently available financial statements and the allocated capital.

These cash flows are discounted at the cost of capital. The cost of capital varies depending on the risk premium in each country and in each business segment (in Europe the cost of capital is 8.15%).

The sensitivity of the value of investments in subsidiaries and affiliates to changes in the assumptions is analysed. Values are compared with implied multiples of significant business indicators, such as premium income, allocated capital and underwriting provisions.

For all other investments in subsidiaries and affiliates, the value in use is calculated from the net asset value times a coefficient representing the relative profitability of the entity in question.

In addition, for listed companies, when the listed share price at the balance sheet date differs significantly from book value, this approach is supplemented by a multi-criteria analysis taking into account not only the share price, but also the net asset value and the estimate of future economic benefits.

If the current value of an equity investment is determined to be lower than its net book value, a provision for write-down is recognised.

Shares held in treasury

Treasury shares acquired pursuant to the authorisation of the Board of Directors are booked as financial fixed assets at their historical cost.

A provision for write-down of treasury shares is booked when their realisable value, defined as the average of the share prices of the month preceding the balance sheet date, is below the historical cost.

Stock options

Stock subscription options

Shares issued when subscription options are exercised are booked as capital increases at the exercise price of the options..

Stock purchase options

- Shares booked as marketable securities

Shares earmarked from the outset for a stock option plan are booked as marketable securities at historical cost. A provision is booked if their historical cost is higher than the exercise price of the options.

- Shares booked as financial fixed assets

Treasury shares not originally earmarked are booked as financial fixed assets even if they are to be earmarked for a stock option plan in the future.

When the options are exercised, the difference between the net book value of the treasury shares and the exercise price of the options is booked as a profit or loss on the sale of securities.

Marketable securities

Marketable securities are recorded at historical cost. They are written down if their realisable value is likely to be lower. All acquisition costs are charged to the profit and loss statement.

Provisions for contingencies and losses

Provisions for contingencies and losses are valued in accordance with opinion 2000-01 of the National Accounting Council (Conseil National de la Comptabilité) regarding liabilities.

Receivables

Receivables are recorded at their face value, less any provision for write-down if their estimated realisable value is lower.

Income and expenses

All income and expense items are recorded in accordance with the principle of separation of fiscal years.

Dividends are recognised at the time the decision is taken to declare a dividend.

Holiday pay and collective performance bonus ("intéressement")

Provisions for holiday pay are calculated every month on the basis of the number of days earned and the number of days used. The reference period begins on June 1 of one fiscal year and extends until May 31 of the following fiscal year, and the provision is calculated according to the formula provided by law, i.e. one-tenth of annual gross salary, based on 25 days of leave per reference period.

The provision for collective performance bonuses is calculated every quarter based on the following three criteria:

- estimate of consolidated net income

- growth in premium income

- change in the ratio of underwriting costs to premium income

Individual bonuses are determined quarterly. They are calculated on the basis of each eligible employee's fixed salary and an estimate of the extent to which objectives will be achieved.

Taxes

At its meeting of 20 December 1990, the Board of Directors elected tax consolidation for the AGF Group such that AGF is the only company subject to taxes for the entire Group.

In its meeting of 6 December 2000, the board of directors renewed its election of tax consolidation.

During fiscal year 2003, the scope of tax consolidation comprised 38 companies. Each of these companies pays the parent company the tax it would have otherwise paid if taxed individually.

On the balance sheet, deferred taxes are recognised on asset sales within the tax group whose payments are delayed until the assets exit the tax consolidation group.

Deferred tax assets related to the tax-loss carryforwards of the companies in the tax consolidation group are recognised if it is likely they will be allocated to taxable profits in future years and provided capitalising them does not result in a net tax asset position.

AGF

Notes on the statutory balance sheet

1 - Shareholders equity

Changes in fiscal year 2001

in thousands of euros

	Balance sheet at 31.12.2000	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2001
Share capital	844,168	-	-	463	-	**844,631**
Premium on contributions	1,687,228	-	-	-	-	**1,687,228**
Additional paid-in capital	878,747	-	-	1,975	-	**880,722**
Statutory reserve	84,417	-	-	47	-	**84,464**
Reserve for long-term net capital gains	1,173,488	320,889	-	-	-	**1,494,377**
Ordinary reserve	-	488,258	-	-	-	**488,258**
Retained earnings	25,473	(25,473)	-	-	-	**-**
Net equity	**4,693,521**	**783,674**	**-**	**2,485**	**-**	**5,479,680**
Net income for fiscal year	1,162,360	(783,674)	(378,686)	-	254 157	**254,157**
TOTAL SHAREHOLDERS' EQUITY	**5,855,881**	**-**	**(378,686)**	**2,485**	**254 157**	**5,733,837**

At 31 December 2001, share capital stood at 844 631 435 euros divided into 184,680,634 shares with a par value of 4.57 euros.

Changes in fiscal year 2002

in thousands of euros

	Balance sheet at 31.12.2001	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2002
Share capital	844,631	-	-	10,179	-	**854,810**
Premium on contributions	1,687,228	-	-	-	-	**1,687,228**
Additional paid-in capital	880,722	-	-	71,362	-	**952,084**
Statutory reserve	84,464	-	-	1,017	-	**85,481**
Reserve for long-term net capital gains	1,494,377	76,311	-	-	-	**1,570,688**
Ordinary reserve	488,258	(279,196)	-	-	-	**209,062**
Retained earnings	-	633	-	-	-	**633**
Net equity	**5,479,680**	**(202,252)**	**-**	**82,558**	**-**	**5,359,986**
Net income for fiscal year	254,157	202,252	(456,409)	-	439,272	**439,272**
TOTAL SHAREHOLDERS' EQUITY	**5,733,837**	**-**	**(456,409)**	**82,558**	**439,272**	**5,799,258**

At 31 December 2002, share capital stood at 854,809,812 euros divided into 186,906,160 shares with a par value of 4.57 euros.

Changes in fiscal year 2003

in thousands of euros

	Balance sheet at 31.12.2002	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2003
Share capital	854,810			5,792		**860,602**
Premium on contributions	1,687,228					**1,687,228**
Additional paid-in capital	952,084			37,510		**989,594**
Statutory reserve	85,481			579		**86,060**
Reserve for long-term net capital gains	1,570,688	56,192				**1,626,880**
Ordinary reserve	209,062					**209,062**
Retained earnings	633	197,402				**198,035**
Net equity	5,359,986	253,594		43,881		**5,657,461**
Net income for fiscal year	439,272	(253,594)	(185,678)		423,188	**423,188**
TOTAL SHAREHOLDERS' EQUITY	**5,799,258**	**-**	**(185,678)**	**43,881**	**423,188**	**6,080,649**

At 31 December 2003, share capital stood at 860,602,016 euros divided into 188,172,639 shares with a par value of 4.57 euros.

Capital increase

During fiscal year 2003, 52,175 stock subscription options, granted to executives and other employees, were exercised, giving rise to the issuance of an equal number of new shares.

On 29 December 2003, 1,214,304 new shares reserved for employees were issued.

AGF stock subscription options

On 19 December 1996, 17 September 1997, 16 October 1998, 2 September 2002 and 23 September 2003, the Board of Directors granted 794,150 stock subscription options at a price of 23.39 euros, 734,500 at 31.92 euros, 959,000 at 42.59 euros, 850,000 at 33.66 euros and 1,118,250 at 42.64 euros, respectively.

These options are valid for eight years. The options granted in 1996 and 2002 vest in two years, those granted in 1997 and 1998 vest in five years and those granted in 2003 vest in one year.

At 31 December 2003 the number of unexercised stock subscription options was as follows:
- 146,529 options granted in 12/96 at an exercise price of 23.39 euros;
- 43,657 options granted in 9/97 at an exercise price of 31.92 euros;
- 882,492 options granted in 9/98 at an exercise price of 42.59 euros;
- 848,780 options granted in 9/02 at an exercise price of 33.66 euros;
- 1,118,250 options granted in 9/03 at an exercise price of 42.64 euros.

Following distribution of reserves in 2002, the number of options and their exercise price was adjusted, in accordance with articles 174-12 and 174-13 of the decree of 23 March 1967.

2 - Fixed assets

Changes in fiscal year 2001

in thousands of euros

	Gross value at 31.12.2000	Increase	Decrease	Gross value at 31.12.2001
Intangible fixed assets	521	-	-	**521**
Tangible fixed assets	5	-	-	**5**
Financial fixed assets	-	-	-	**-**
Shares in subsidiaries and affiliates	4,190,355	135,060	197,016	**4,128,399**
Receivables from subsidiaries and affiliates	1,043,286	499,915	744	**1,542,457**
Equity investments	1	-	-	**1**
Treasury shares	879,096	115,478	139,814	**854,760**
Loans	-	-	-	**-**
TOTAL	**6,113,264**	**750,453**	**337,574**	**6,526,143**

Sale of the stake in AGF IART to AGF Holding, voted by the Board of Directors on 7 December 2001.

Sale of AGF MAT activities to the Allianz Group, voted by the Board of Directors on 19 September 2001.

At 31 December 2001, shares in subsidiaries and affiliates included:
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 98.7 million euros,
- 99.99% of AGF Holding in the amount of 3,535 million euros,
- 7.68% of Euler Hermes in the amount of 135 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 204.6 million euros.
- 0.78% of Worms et Cie in the amount of 14.9 million euros.

Changes in fiscal year 2002

in thousands of euros

	Gross value at 31.12.2001	Increase	Decrease	Gross value at 31.12.2002
Intangible fixed assets	521	-	-	**521**
Tangible fixed assets	5	-	-	**5**
Financial fixed assets	-	-	-	**-**
Shares in subsidiaries and affiliates	4,128,399	707,185	1,793	**4,833,791**
Receivables from subsidiaries and affiliates (a)	1,542,457	437,355	907	**1,978,905**
Equity investments	1	-	-	**1**
Treasury shares (b)	854,760	-	14,723	**840,037**
Loans	-	-	-	**-**
TOTAL	**6,526,143**	**1,144,540**	**17,423**	**7,653,260**

Shares in subsidiaries and affiliates increased primarily because AGF subscribed to AGF Holding's capital increase (643 million euros), acquired AGF Asset Management (28 million euros) and increased its stake in Euler Hermes (36 million euros).

At 31 December 2002, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros,
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 91 million euros,
- 9.39% of Euler Hermes in the amount of 171 million euros, written down by 28.9 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.78% of Worms et Cie in the amount of 13.1 million euros.

Changes in fiscal year 2003

in thousands of euros

	Gross value at 31.12.2002	Increase	Decrease	Gross value at 31.12.2003
Intangible fixed assets	521			**521**
Tangible fixed assets	5			**5**
Financial fixed assets	-			**-**
Shares in subsidiaries and affiliates	4,833,791	3,030	5	**4,836,816**
Receivables from subsidiaries and affiliates (a)	1,978,905	2,153	1,173,242	**807,816**
Equity investments	1			**1**
Treasury shares (b)	840,037	987	90,553	**750,471**
Loans	-	15	-	**15**
Other	-	34,124	-	**34,124**
TOTAL	**7,653,260**	**40,309**	**1,263,800**	**6,429,769**

Shares in subsidiaries and affiliates increased primarily because AGF increased its stake in Euler Hermes by 3 million euros.

At 31 December 2003, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of directors on 23 September 1997. These securities have been written down by 205 million euros,
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 44.7 million euros,
- 9.46% of Euler Hermes in the amount of 174.3 million euros, written down by 25.1 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.75% of Worms et Cie in the amount of 13.1 million euros.

(a) Loans to subsidiaries and affiliates

in thousands of euros

	31.12.2003			Gross amount 31.12.2002	Gross amount 31.12.2001
	Gross amount	Maturity			
		< 1 year	> 1 year		
AGF Holding	**720,010**	190,561	529,449	1,882,459	1,524,908
AGF Cash	**70,943**	70,943	-	76,864	
Accrued interest	**12,130**	12,130		16,995	15,033
Eustache	**-**	-	-	-	-
Accrued interest	**-**	-	-		907
AGF Cash (income share)	**4,733**	4,733	-	2,587	1,609
TOTAL	**807,816**	**278,367**	**529,449**	**1,978,905**	**1,542,457**

(b) Treasury shares booked under financial fixed assets as of 31 December 2003

in thousands of euros

	Number	Net book value	Average cost (in euros)
- Purchase options granted to Group employees			
New options in 1999	943,812	45,316	48.01
New options in 2000	934,108	50,633	54.20
New options in 2001	979,029	47,618	48.64
- Other shares held in treasury	10,746,438	606,904	56.47
TREASURY SHARES	**13,603,387**	**750,471**	**55.17**

At the 4 June 1999 AGM, shareholders authorised the company to buy back up to 10% of the shares of AGF, in accordance with the law of 2 July 1998. This authorisation was renewed at the subsequent AGMs of 30 May 2000, 5 June 2001, 14 May 2002 and 26 May 2003.

As of 31 December 2003, 13,603,387 shares with a book value of 750 million euros had been repurchased in the context of this programme.

In accordance with opinion 98-D of the CNC task force, these shares have been booked as "financial fixed assets – treasury shares".

In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

As of 31 December 2003, after taking into account transactions under the liquidity contract, AGF held 13,624,919 shares in treasury, including 1,539,728 bearer shares under the liquidity contract, out of a total of 188,172,639 outstanding shares.

As of 31 December 2003, of the total increase in treasury shares classified as financial fixed assets, 634,000 euros represented the purchase of shares and 353,000 euros represented reclassification in marketable securities (expired options).

3 - *Provisions*

Changes in fiscal year 2001

in thousands of euros

	Provisions at 31.12.2000	Increases	Decreases	Provisions at 31.12.2001
Allowance for write-downs on financial fixed assets (a)	303,336	33,014	-	**336,350**
Allowance for write-downs on marketable securities	-	-	-	**-**
Provisions for contingencies and losses (b)	53,097	7,242	30,514	**29,825**
TOTAL	**356,433**	**40,256**	**30,514**	**366,175**

(a) Provisions were distributed between Banque AGF for 98.7 million euros and Eustache for 204.6 million euros. The increase in fiscal year 2001 related to 33 million euros in treasury shares.

(b) A write-back of the general provision of 30.5 million euros, which was unused.

Changes in fiscal year 2002

in thousands of euros

	Provisions at 31.12.2001	Increases	Decreases	Provisions at 31.12.2002
Allowance for write-downs on financial fixed assets (a)	336,350	312,261	7,762	**640,849**
Allowance for write-downs on marketable securities	-	295	-	**295**
Provisions for contingencies and losses (b)	29,825	3,345	16,487	**16,683**
TOTAL	**366,175**	**315,901**	**24,249**	**657,827**

(a) Provisions included 91 million euros for Banque AGF, 204.6 million euros for Eustache and 28.9 million euros for Euler Hermes. The increase in fiscal year 2002 related primarily to 283 million euros in treasury shares.
(b) Write-back of the provision for severance of 1.2 million euros and write-back of the provision for back taxes of 15.2 million, which were unused. A pension provision of 3.3 million euros was booked.

Changes in fiscal year 2003

in thousands of euros

	Provisions at 31.12.2002	Increases	Decreases	Provisions at 31.12.2003
Allowance for write-downs on financial fixed assets (a)	640,849	3	200,403	**440,449**
Allowance for write-downs on marketable securities	295	-	295	**-**
Provisions for contingencies and losses (b)	16,683	14,419	3,345	**27,757**
TOTAL	**657,827**	**14,422**	**204,043**	**468,206**

(a) Provisions included 45 million euros for Banque AGF, 205 million euros for Eustache, 25 million euros for Euler Hermes and 166 million euros for treasury shares. The write-back in fiscal year 2003 related primarily to 150 million euros in treasury shares and 46 million euros for Banque AGF.
(b) Provisions included, in millions of euros, Entenial defeasance (19.9), litigation (4.5) and pension provisions (2.6). Changes were as follows: a pension provision of 3.3 million euros was written back. A pension provision of 2.6 million euros, a litigation provision of 4.5 million euros and a provision for Entenial defeasance of 7 million euros were booked.

4 - *Receivables*

4.1 Analysis of receivables

in thousands of euros

	Fiscal year 2001	Fiscal year 2002	Fiscal year 2003
Affiliates	46,451	58,970	**1,428,262**
Employee offer – privatisation	-	-	**-**
Miscellaneous	478	25	**227**
TOTAL	**46,929**	**58,995**	**1,428,489**

At 31 December 2003, receivables included primarily 1,424 million euros at AGF Cash, including an asset translation difference of 6 million euros.

4.2 Accrued income

Accrued income included in total receivables was as follows:

in thousands of euros

	Amount at 31.12.2001	Amount at 31.12.2002	Amount at 31.12.2003
Affiliates	-	-	**-**
Miscellaneous	14	14	**14**
TOTAL	**14**	**14**	**14**

5 - Marketable securities

Marketable securities stood at 0.6 million euros and comprised mainly AGF shares held for stock purchase options granted to employees and executives. Holdings have changed as follows:

in thousands of euros

31.12.2003			31.12.2002		31.12.2001	
Number of shares	Gross book value	Net book value	Number of shares	Net book value	Number of shares	Net book value
21,532	546	546	64,724	1,318	109,950	2,726

6 - Liabilities

6.1 Analysis of liability due dates

in thousands of euros

	31.12.2003				Gross amount 2002	Gross amount 2001
	Gross amount	Maturity				
		-1 year	Between 1 and 5 years	+ 5 years		
Subordinated debt issue (a)	**462,593**	12,593	-	450,000	462,685	462,155
Borrowings and due to banks (b)	**25,361**	25,361	-	-	20,254	52,223
Other borrowings and liabilities (c)	**775,850**	70,942	-	704,908	781,789	-
Payroll and tax liabilities (d)	**52,110**	52,110	-	-	7,440	25,697
Other liabilities	**14,401**	14,401	-	-	6,350	8,617
Sub total debt excluding subordinated debt issue	**867,722**	162,814	-	704 908	**815,833**	**86,537**
TOTAL	**1,330,315**	**175,407**	-	**1,154,908**	**1,278,518**	**548,692**

(a) Subordinated debt issue of 450 million euros maturing 8 March 2020 and accrued interest of 12.6 million euros.

(b) This item mainly includes accrued interest on interest rate swaps and the debit balance of Bank NSM.

(c) - 700 million euro, 20-year subordinated loan from Allianz Finance BV to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 185 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.
- 76.9 million euros owed to AGF UK, maturity at the discretion of the lender with prior written notice of at least five days.

(d) Payroll and tax liabilities mainly include:
. The difference between:
- taxes on internal sales within the tax consolidation group, the payment of which is deferred until the assets are disposed of outside the consolidation group (214.6 million euros),
- the deferred tax affect of losses carried forward of 214.2 million euros to the extent that it is likely that they will offset taxable income from prior years or tax liabilities coming due at the same date.
  - overpayment of subsidiary taxes (43.2 million euros).
  - income tax of 6.2 million euros
  - a provision for holiday pay of 2.1 million euros.

6.2 Accrued liabilities

(Accrued liabilities are included under "Other liabilities" in the preceding table).

in thousands of euros

	Amount at 31.12.2001	Amount at 31.12.2002	Amount at 31.12.2003
Other liabilities	4,621	3,370	**12,909**
Dividends payable	1,197	1,339	**1,492**
TOTAL	**5,818**	**4,709**	**14,401**

AGF

Notes on the statutory profit and loss statement

7 - Revenue

in thousands of euros

	2001	2002	2003
Income from subsidiaries and affiliates			
Worms et Cie	455	510	**1,201**
Euler Hermes	-	3,753	**3,029**
AGF Holding	-	661,712	**327,445**
AGF Iart	26,853	-	**-**
AGF Asset Management	-	-	**457**
A.F.A.	1	-	**1**
	27,309	**665,975**	**332,133**
Income from loans	**50,060**	**64,158**	**74,815**
Other revenue	**118,334**	**84,270**	**80,712**
TOTAL	**195,703**	**814,403**	**487,660**

All revenue derived from business in France.

8 - Income and expenses on investments

in thousands of euros

	Investment income and expenses related to investments in affiliated companies	Other investment income and expenses	Total
Income from subsidiaries and affiliates	332,133	-	**332,133**
Income from loans	74,815	-	**74,815**
Financial income	4,653	76,059	**80,712**
Write-backs of provisions	200,699	-	**200,699**
Total investment income	**612,300**	**76,059**	**688,359**
Financial expenses	(40,973)	(116,083)	**(157,056)**
Provisions	(3)	(26)	**(29)**
Total financial expenses	**(40,976)**	**(116,109)**	**(157,085)**
NET INVESTMENT INCOME	**571,324**	**(40,050)**	**531,274**

9 - Exceptional income and expenses

Fiscal year 2001

in thousands of euros

	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of AGF Iart	195,337	358,950	163,613
Sale of AGF Mat	1,450	548	(902)
Sale of SNC Drouot	229	203	(26)
Repurchase of treasury shares	60	4,134	4,074
	197,076	**363,835**	**166,759**
Changes in provisions			
Operating expenses	-	30,490	30,490
Restructuring	13	-	(13)
External defeasance	6,000	-	(6,000)
	6,013	**30,490**	**24,477**
Administrative transactions			
Tax adjustments	-	30	30
Severance payments	1,258	36	(1,222)
Miscellaneous	2	2,420	2,418
	1,260	**2,486**	**1,226**
TOTAL EXCEPTIONAL ITEMS	**204,349**	**396,811**	**192,462**

* the exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold

Fiscal year 2002

in thousands of euros

	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of DRCM Gestion	27,999	28,685	686
Sale of Worms & Cie	1,793	2,292	499
Repurchase of treasury shares	26	1,683	1,657
	29,818	**32,660**	**2,842**
Changes in provisions			
Tax assessment	-	15,245	15,245
Pensions	3,345	-	(3,345)
	3,345	**15,245**	**11,900**
Administrative transactions			
Tax adjustments	464	1,633	1,169
Severance payments	1,398	1,242	(156)
Miscellaneous	574	949	375
	2,436	**3,824**	**1,388**
TOTAL EXCEPTIONAL ITEMS	**35,599**	**51,729**	**16,130**

* the exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

Fiscal year 2003

in thousands of euros

	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of Eustache	5	-	(5)
Repurchase of treasury shares	14,504	1,285	(13,219)
	14,509	**1,285**	**(13,224)**
Changes in provisions			
CDE defeasance	7,000	-	(7,000)
AGF Mat	357	-	(357)
Tax assessment	4,511	-	(4,511)
Pensions	-	3,345	3,345
	11,868	**3,345**	**(1,166)**
Administrative transactions			
Tax adjustments	1,009	-	(1,009)
Severance payments	-	-	-
Miscellaneous	(355)	483	838
	654	**483**	**(171)**
TOTAL EXCEPTIONAL ITEMS	**27,031**	**5,113**	**(14,561)**

* the exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

10 - Income for the fiscal year and taxes

in thousands of euros

	Income before taxes	Taxes	Net income after taxes
Net income before exceptional items	460,956	(30)	**460,926**
Exceptional items	(14,561)	-	**(14,561)**
Total	**446,395**	**(30)**	**446,365**
Tax attributable to consolidation		(23,177)	**(23,177)**
TOTAL	**446,395**	**(23,207)**	**423,188**

Overall tax expense totalled 23 million euros.

Cumulative tax losses carried forward for the tax consolidation group stood at 942 million euros at 31 December 2003 and were distributed as follows:

1999	41,256
2000	-
2001	135,403
2002	633,937
2003	-
Deferred amortisation	131,458
TOTAL	**942,054**

11 - Directors' fees

1. For fiscal year 2002: The amount of directors' fees paid totalled 386 thousand euros.
2. For fiscal year 2003: The amount of directors' fees paid totalled 346.7 thousand euros.

12 - *Off-balance sheet commitments*

Financial market transactions

On the over-the-counter market:

- Fixed rate swap payables: 0.9 billion euros
- Floating rate swap payables: 0.2 billion euros.

These swaps are essentially interest rate hedging swaps on loans and borrowings.

Other commitments

- Belgium (subsidiary AGF Belgium Insurance, formerly Assubel Vie)

Acting on authorisation of the Board of Directors, AGF issued a comfort letter to AGF Belgium Insurance, formerly Assubel Vie, in November 1998, which was confirmed in writing on 31 July 2003.

Banque AGF has issued a guarantee on behalf of AGF in favour of the French tax authorities for the following amounts in respect of outstanding disputes:

- 19.9 million euros to cover an AGF Group tax audit related to the 1994, 1995 and 1996 tax years,
- AGF has agreed to cover any tax assessments arising from the sale of SPS in Portugal and AGF Union Fénix, now Allianz Seguros Spain.

Authorised by the Board of Directors of AGF SA:

- approval of a retirement plan for members of the executive committee and officers of the AGF Group.
- In the context of the sale of Entenial, AGF has granted the guarantees and potential specific performance guarantees on defeasance transactions. AGF also guarantees the commitments of Banque AGF in favour of CFF.
- AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.
- In a letter dated 27 June 2000, AGF made certain commitments to the CECEI concerning the long-term nature of its stake in Sophia and regarding the procedures to be followed prior to any material change in its 29% ownership stake or in its active participation on Sophia's board of directors in terms of defining strategic direction. The letter also guarantees that Sophia will maintain its coefficient of share capital and permanent resources at no less than 75%.

  These commitments were terminated on 4 February 2004 as a result of the sale of Sophia.
- AGF has extended a letter of guarantee to Total Fina Elf supporting AGF Vie's contractual and financial obligations under an insurance policy AGF Vie issued regarding a group defined-benefit pension plan.

13 - *Appropriation*

in thousands of euros

	2003
Sources:	
Retained earnings	198,035
Fiscal year net income	423,188
TOTAL	**621,223**
Appropriations:	
Dividends	316,484 *
Equalisation tax on dividends	103,513 *
Retained earnings	148,197
Long-term capital gain reserve	53,029
TOTAL	**621,223**

* pending approval at the General Meeting of Shareholders

Other information

Employees: as of 31 December 2003, there were a total of 6 employees.

Consolidating parent company: AGF is fully consolidated by Allianz AG, Munich.

AGF

Treasury shares at 31 December 2003

	Number	Net book value in thousands of euros	Average cost in euros
Stock options granted to Group employees before 1999	21,532	546	25.36
Treasury shares booked as marketable securities	21,532	546	25.36
Share purchase options granted to Group employees:			
Options granted in 1999	943,812	40,546	42.96
Options granted in 2000	934,108	40,129	42.96
Options granted in 2001	979,029	42,059	42.96
Other treasury shares (1)	10,746,438	461,667	42.96
Treasury shares booked as financial fixed assets	**13,603,387**	**584,401**	**42.96**
TOTAL TREASURY SHARES	**13,624,919**	**584,947**	**42.93**

(1) In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

As of 31 December 2003, after taking into account transactions under the liquidity contract, AGF held 13,624,919 shares in treasury, including 1,539,728 bearer shares under the liquidity contract, out of a total of 188,172,639 outstanding shares.

AGF
Subsidiaries and investments

in thousands of euros

	Share capital	Reserves and retained earnings before appropriation of income	Percent ownership	Market value at 31.12.2003	Book value of shares held				Outstanding loans and advances granted by the company	Revenue	Profit (loss) for fiscal year	Dividends received by company during fiscal year 2003
					Gross 31.12.2003	Net 31.12.2003	Net 31.12.2002	Net 31.12.2001				
A- Detailed information on subsidiaries and investments												
1- Subsidiaries (more than 50% owned by the company)												
a) French companies												
AGF Holding 87, rue de Richelieu - 75002 PARIS	1,134,566	2,882,672	99.99	7,669,211	4,178,168	4,178,168	4,178,168	3,535,191	732,133	111,896	40,549	327,445
Eustache 87, rue de Richelieu - 75002 PARIS	3,326	1,356	99.99	2,725	207,326	2,725	2,724	2,724	-	-	(596)	-
SNC AGF Cash 14, rue Halévy - 75009 PARIS	225	4	99.99	229	229	229	229	229	70,949	-	4 733	-
b) Foreign companies												
2- Shares in affiliates (5-50% owned by the company)												
a) French companies												
Banque AGF 14, rue Halévy - 75009 PARIS	202,013	187,800	29.76	190,985	235,672	190,985	144,705	136,943	-	228,028	20,188	-
Euler Hermes 1 rue Euler - 75008 PARIS	13,297	872,607	9.46	149,207	174,294	149,207	142,342	135,058	-	-	36,169	3,029
AGF Asset Management 87, rue de Richelieu - 75002 PARIS	92	41,050	7.61	28,009	27,997	27,997	27,997	-	-	89,369	7,724	457
AGF Int 87, rue de Richelieu - 75002 PARIS	-	-	-	-	-	-	-	-	-	-	-	-
b) Foreign companies												
B- Overall information on other subsidiaries and investments												
1- Subsidiaries not included in paragraph A												
2- Investments not included in paragraph A				15 055	13 125	13 123	13 125	14 917				1 201

AGF

Report of the statutory auditors on the annual financial statements

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

AGF S.A.
Head office: 87, rue de Richelieu - 75002 PARIS
Share capital: €860,602,017

Report of the statutory auditors
Fiscal year ended 31 December 2003

Ladies, Gentlemen,

In our capacity as statutory auditors, we present below our report on:
- The audit of the accompanying annual financial statements of AGF S.A.,
- The justification of our assessments,
- The specific procedures and disclosures prescribed by law.

The annual financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the annual financial statements

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly the financial position of the Company as of 31 December 2003, and the results of its operations for the year then ended, in accordance with French professional standards.

2. Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code in relation to the justification of our assessments, introduced by the Financial Security Act of 1 August 2003 and applicable for the first time this year, we draw your attention the following matter:

The assets of your company are principally comprised of investments in participating interests for which the measurement method is set out in the notes to the financial statements.

We reviewed the measurement method used by the company, as described in the notes to the financial statements, with respect to these assets and, on the basis of elements currently available, performed tests to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the company.

Our work relating to significant estimates made by the management enabled us to assess their reasonable nature.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

3. Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law

We have nothing to report with respect to the fairness of information contained in the Director's Report and its consistency with the annual financial statements and other information presented to shareholders concerning the financial position and financial statements

In accordance with the law, we report to you that the information provided for in article L.225-102-1, 2 and 5 of the Commercial Code concerning the following directors, Mr Diekmann, Mr Bremkamp, Mr Breipohl and Mr Schulte-Noelle includes the director's fees that they received, given the absence of any other remuneration paid by the AGF group, and does not mention, according to the position set out by your company in the Directors' report, the total remuneration and benefits in kind paid during the year to these directors by the entity which controls your company.

In accordance with the law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders have been properly disclosed in the Directors' report.

La Défense, 28 April 2004

The Statutory Auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

AGF

Schedule of securities held by the company at 31 December 2003

In thousands of euros

Quantity	Securities	Balance sheet value
	I - Subsidiaries and affiliates (long term)	
1	A.F.A.	1
1	AGF 2X (Consolidated)	-
679	AGF Asset Management (Consolidated)	27,997
7,141,937	AGF Holding (Consolidated)	4,178,170
1	AGF Boieldieu (Consolidated)	-
1	AGF Private Equity (Consolidated)	-
1	AGF Richelieu (Consolidated)	-
7	Allianz Holding France	1
1	Arcalis (Consolidated)	-
1	Assurances Générales de France Iart (Consolidated)	-
6,680,132	Banque AGF (Consolidated)	190,985
1	Calypso (Consolidated)	-
1	Coparc (Consolidated)	-
55	Enterial (Consolidated)	2
3,922,361	Euler Hermes (Consolidated)	149,207
207,872	Eustache (Consolidated)	2,725
10	GIE Placements d'assurance (Consolidated)	-
1	Qualis (Consolidated)	-
1	SIBI (Consolidated)	-
149,999	SNC AGF Cash (Consolidated)	229
800,754	Worms et Cie	13,121
	TOTAL SUBSIDIARIES AND AFFILIATES	**4,562,438**
	II - TREASURY SHARES	
13,603,387	Treasury shares	584,401
	TOTAL TREASURY SHARES	**584,401**
	III - EQUITY INVESTMENTS (long term)	
40	Aventis	1
	TOTAL EQUITY INVESTMENTS	**1**
	IV - MARKETABLE SECURITIES	
	Shares:	
21,532	AGF (stock options prior to 1997)	546
100	Gecina	10
	Bonds:	
17	Gécina 3.25% 97 cv	2
	Loans:	
	To board members	11
	TOTAL MARKETABLE SECURITIES	**569**
	TOTAL SECURITIES	**5,147,409**

AGF
Five year financial summary

	2003	2002	2001	2000	1999
Share capital at year-end					
Share capital *(in thousands of euros)*	860,602	854 810	844 631	844,168	843,942
Total shares of common stock outstanding	188,172,639	186 906 160	184 680 634	184,579,334	184,529,810
Number of dividend-bearing shares	175,824,784 *	171 489 636	170 054 222	167,607,882	-
Operations and results for the fiscal year *(in thousands of euros)*					
Total revenue	487,660	814,403	195,703	1,173,845	318,555
Income before taxes, employee profit-sharing, amortisation and provisions	242,506	655,064	193,813	1,099,804	237,514
Income taxes	(23,207)	76,010	70,238	(2,734)	91,392
Employee profit-sharing during fiscal year	(2)	-	-	-	-
Income after taxes, amortisation and provisions	423,188	439,272	254,157	1,162,360	337,282
Income distributed	316,485	171,490	340,108	335,216	298,938
Earnings per share (in euros)					
Income after taxes and employee profit-sharing but before amortisation and provisions	1.17	3.91	1.43	5.94	1.78
Income after taxes, employee profit-sharing, amortisation and provisions	2.25	2.35	1.38	6.30	1.83
Net dividend per share	1.80	1.00	2.00	2.00	1.62
Employees					
Average number of salaried employees during the year	7	2	-	-	-
Total salary expenses *(in thousands of euros)*	5,237	1,751	-	-	-
Employee benefits paid during the year (Social Security, etc.)	1,847	263	-	-	-

* Pending approval at the General Meeting of Shareholders.



AGF

Special report of the statutory auditors on certain related-party transactions

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

AGF S.A.
Head office: 87, rue Richelieu –75002 Paris
Share capital: €860,602,017

Special report of the statutory auditors on certain related party transactions

Fiscal year ended 31 December 2003

Ladies, Gentlemen,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

In accordance with article L.225-40 of the Commercial Code, we have been advised of certain contractual agreements which were authorised by your Board of Directors.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of the agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 92 of the March 23, 1967 decree, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

With Allianz AG

- Directors concerned: Mr. Schulte-Noëlle, Mr Bremkamp and Mr Breipohl
- Nature, purpose, and content: Renewal of the authorisation provided to AGF S.A. by Allianz Group in relation to the acquisition of the shares of the company AVIP.

  The acquisition of 100% of the shares of the company AVIP remains outstanding.

This agreement was authorised by your Board of Directors on 2 September 2002 and was renewed during a meeting held on 14 March 2003.

With Allianz AG

- Directors concerned: Mr. Diekmann, Mr. Bremkamp and Mr. Breipohl
- Nature, purpose, and content: Authorisation of the renewal of the Stock Appreciation Rights ("SAR") plan whose beneficiaries include managers of all Allianz Group companies.

  This new SAR plan, the terms of which have reportedly not changed compared to the prior year (duration of validity – 7 years, exercisable after 2 years from the date of grant and on the condition of growth of at least 20% and of outperformance of the Dow Jones Europe Stoxx Index for 5 consecutive days) would apply to 49 managers of AGF.

This agreement was authorised by your Board of Directors on 23 September 2003.

With AGF Vie

- Director concerned: Mr Jean-Philippe Thierry
- Nature, purpose, and content: Authorisation of the modification of the tax consolidation group agreement, under which AGF S.A. is the head of the Group.

  The new agreement now permits AGF Vie to benefit from compensation corresponding to tax losses that it transfers to AGF S.A.

This agreement was authorised by your Board of Directors on 26 May 2003.

With Banque AGF

• Director concerned: Mr Laurent Mignon

• Nature, purpose, and content: Authorisation of the issuance of a guarantee granted by AGF S.A. and related to the disposal of Enténial.

This agreement was authorised by your Board of Directors on 23 September 2003.

With AGF Belgium

• Director concerned: Mr Thomazeau

• Nature, purpose, and content: Authorisation of the extension of a letter of comfort issued to AGF Belgium.

Given the new writ of summons before the Commercial Tribunal of Brussels ("Tribunal de Commerce de Bruxelles") for events dating from the 1980s, the Insurance Regulatory Office ("Office du Contrôle des Assurances") asked that the letter of support established in 1998 by the company AGF be extended to cover possible financial consequences resulting therefrom.

This agreement was authorised by your Board of Directors on 26 May 2003.

Pursuant to the 23 March 1967 decree, we have been informed that the following agreements, approved in prior years, remained effective in the year just ended.

With the members of the Executive Committee

Members of the group's executive committee, including officers, are covered by a specific supplementary retirement plan, the terms of which were set forth in internal rules and regulations approved by the board of directors in its meeting of 15 April 1998.

At 31 December 2003, the total commitment under this agreement was evaluated at 8.798 million euros.

With Crédit Lyonnais

In September 1998, Entenial entered into an agreement for a line of credit of 0.46 billion euros over a period of 5 years with Crédit Lyonnais, Paribas and Bayerische Landesbank serving as lead managers. This syndicated loan was made subject to a comfort letter signed by AGF.

AGF agreed to give prior notice to the banking pool of any sale of equity giving rise to a loss of its majority stake in Entenial. AGF promised to provide administrative assistance to Entenial and conduct periodic audits. AGF also promised to do whatever might be necessary to ensure that Entenial meets its commitments to the banking pool under the terms and conditions set forth in the loan agreement and has sufficient cash.

With Allianz AG

• A provision of 0.4 million euro was booked in the 31 December 2002 accounts of AGF S.A. in respect of the liability guarantee related to the sale of AGF MAT shares at the end of 2001, which was transacted at a valuation close to the net asset value.

During 2003, a part of the liability, considered definitive, has been paid to Allianz A.G.

• In the context of the Allianz Group's refinancing strategy, AGF S.A. issued 700 million euros in subordinated debt maturing in 20 years subscribed by Allianz France BV, controlled by Allianz AG. The terms of the loan are as follows:

- Maturity: 20 years
- Interest: fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points from the 11th year.
- Repayment conditions: after the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

With Total

AGF gave a contra-guarantee to Total in relation to contractual and financial obligations of AGF Vie relating to a collective defined benefit retirement contract. This commitment guarantees that the obligations of AGF Vie will be respected and maintained if AGF Vie shareholders change. The commitment remains valid until the extinguishment of AGF Vie's obligations.

La Défense, 28 April 2004

The Statutory Auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli
Partner

ERNST & YOUNG Audit

Dominique Duret-Ferrari
Partner

AGF
Agenda of combined Ordinary and Extraordinary General Meeting of Shareholders on 25 May 2004

Presented for the approval of shareholders voting in their ordinary general meeting:

- Review of reports of the board of directors, of the Chairman of the board of directors (art. L. 225-37 of the Commercial Code) and of the statutory auditors, approval of statutory and consolidated financial statements for fiscal year 2003;
- Allocation and distribution of income for the fiscal year;
- Review of the special report of the statutory auditors on agreements subject to articles L. 225-38 and subsequent provisions of the Commercial Code and approval of agreements subject thereto;
- Discharge of directors reaching the end of their term;
- Appointment of a director;
- Renewal of the appointments of three directors;
- Appointment of a director to represent employee shareholders;
- Renewal of appointment of statutory auditors;
- Renewal of appointment of substitute statutory auditors;
- Authorisation to buy back securities of the company.

Presented for the approval of shareholders voting in their extraordinary general meeting:

- Global authorisation to issue new share capital reserved for employee members of an Employee Savings Plan (plan d'épargne d'entreprise);
- Granting of stock options (purchase options or subscription options) to corporate executives and other employees;
- Authorisation to reduce share capital through the cancellation of shares;
- Powers.

1 - Presented for the approval of shareholders voting in their ordinary general meeting

Resolution one: approval of statutory financial statements

The General Meeting of Shareholders, voting under the quorum and the majority required for Ordinary General Meetings, having heard the reports of the board of directors and the statutory auditors on statutory financial statements for the year ended 31 December 2003, and the report of the Chairman pursuant to article L. 225-37 paragraph 6 of the Commercial Code, as well as the report of the statutory auditors on the aforecited report of the Chairman, does hereby approve the statutory financial statements for fiscal year 2003 as presented, as well as the transactions appearing in those statements or mentioned in these reports, giving rise to income of 423,188,052.65 euros.

Resolution two: approval of consolidated financial statements

The General Meeting of Shareholders, voting under the quorum and the majority required for Ordinary General Meetings, having heard the reports of the board of directors and the statutory auditors on consolidated financial statements for the year ended 31 December 2003, and the report of the Chairman pursuant to article L. 225-37 paragraph 6 of the Commercial Code, as well as the report of the statutory auditors on the aforecited report of the Chairman, does hereby approve the consolidated financial statements for fiscal year 2003 as presented, as well as the transactions appearing in those statements or mentioned in these reports.

Resolution three: allocation of profits

The General Meeting of Shareholders, voting under the quorum and the majority required for Ordinary General Meeting and acting on the recommendation of the Board of Directors, after recognising the number of shares held in treasury at 12 March 2004 stood at 12,421,814 and therefore that the number of dividend bearing shares stands at 175,824,784, hereby makes the following allocations of profits for the fiscal year ended 31 December 2003:

Profit for the fiscal year	**€ 423,188,052.65**
Retained earnings brought forward of	**€ 198,035,350.26**
Distributable results	**€ 621,223,402.91**
allocated to:	
- the special long-term capital gains reserve	**€ 53,029,370.00**
- the distribution of dividends	**€ 419,997,447.20**
Balance:	**€ 148,196,585.71**
allocated to retained earnings	

Therefore, the overall dividend on 175,824,784 shares stands at 419,997,447.20 euros and it is recommended that it be paid at the head office starting 26 May 2004.

Given the equalisation tax (précompte) on this dividend amounting to 103,512,836 euros, the amount distributed to shareholders will be 316,484,611,20 euros or 1.80 euros per share[1].

Pursuant to the Finance Law for 2004, the tax credit attached to dividends paid by AGF will be distributed as follows

- 50% to individual shareholders,
- 50% to institutional shareholders having opted for the parent/subsidiary regime,
- 10% to other institutional shareholders, provided however, that such tax credit shall be increased by an amount equal to 80% of the equalisation tax actually paid in connection with such dividend distribution. This tax credit can no longer be booked starting 1 January 2005.

Pursuant to article 243 bis of the General Tax Code, the General Meeting of Shareholders hereby notes that the dividend paid on each share and the corresponding tax credit over the last three fiscal year was as follows:

Fiscal year	Net dividend	Tax credit (50%)	Actual revenue
2000	**€ 2.00**	**€ 1.00**	**€ 3.00**
2001	**€ 2.00***	**€ 1.00**	**€ 3.00**
2002	**€ 1.00**	**€ 0.50**	**€ 1.50**

*including € 1.10 per share paid from profits and € 0.90 per share from the ordinary reserve

Resolution four: related party transactions

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary general meetings, having heard the special report of the statutory auditors on transactions pursuant to articles L. 225-38 and subsequent provisions of the Commercial Code, does hereby approve said transactions.

Resolution five: discharge of directors reaching the end of their term

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, does hereby give full and total management discharge to directors whose term is expiring.

(1) The per share dividend has been set at 1.80 euros per share, to be paid from distributable profits. The total amount of the dividend and the equalisation tax may differ slightly in the event of a change in the number of shares held by the company and/or by virtue of stock option exercises between the date of the meeting of the Board of Directors called to approve financial statements for fiscal year 2003 and the date of this General Meeting of Shareholders.

Resolution six: renewal of the term of a director

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, does hereby note that the term of Mr. Jean-Philippe Thierry expires with this general meeting. Acting on the recommendation of the Board of Directors, it hereby renews said term for a statutory period of four years, ending with the General Meeting of Shareholders called to approve the financial statements for fiscal year 2007.

Resolution seven: renewal of the term of a director

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, does hereby note that the term of Mrs. Béatrice Majnoni d'Intignano expires with this general meeting. Acting on the recommendation of the Board of Directors, it hereby renews said term for a statutory period of four years, ending with the General Meeting of Shareholders called to approve the financial statements for fiscal year 2007.

Resolution eight: renewal of the term of a director

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, does hereby note that the terms of Mr. Yves Cannac expires with this general meeting. Acting on the recommendation of the Board of Directors, it hereby renews said term for a statutory period of four years, ending with the General Meeting of Shareholders called to approve the financial statements for fiscal year 2007.

Resolution nine: appointment of a director

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, acting on the recommendation of the Board of Directors, does hereby appoint Mr. Hervé de Veyrac as director for a statutory period of four years, ending with the General Meeting of Shareholders called to approve the financial statements for fiscal year 2007.

Resolution ten: appointment of a director to represent employee shareholders[2]

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, having noted that Messrs. ... have been directly or indirectly designated by employee shareholders as candidates for the position of directors, does hereby appoint as director Mr. ... for a statutory period of four years ending with the General Meeting of Shareholders called to approve the financial statements for fiscal year 2007.

Resolution eleven: renewal of the term of a statutory auditor

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, having noted that the term of the firm Ernst & Young Audit as statutory auditor expires at the end of this General Meeting of Shareholders, having heard the recommendation of the Board of Directors, acting on the recommendation of the Board Audit Committee, does hereby renew said term for a period of six years ending with the annual General Meeting of Shareholders called to approve the financial statements for fiscal year 2009.

Resolution twelve: renewal of the term of a statutory auditor

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, having noted that the term of the firm KPMG, S.A. as statutory auditor expires at the end of this General Meeting of Shareholders, having heard the recommendation of the Board of Directors, acting on the recommendation of the Board Audit Committee, does hereby renew said term for a period of six years ending with the annual General Meeting of Shareholders called to approve the financial statements for fiscal year 2009.

(2) It is hereby stipulated that each of the candidates presented by the employee shareholders and/or the FCPE employee investment funds will be subject to an individual resolution in respect of his or her recommended appointment by the General Meeting of Shareholders, which will vote for or against each candidate, with the provision that the shareholders can only vote for a single candidate, there being only one position available. Information relative to the final number of candidates being presented to the General Meeting of Shareholders will only be known at the time legally required publication requirements are fulfilled.

Resolution thirteen: renewal of the term of an alternate statutory auditor

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, having noted that the term of the Mr. Christian de Chastellux as substitute statutory auditor expires at the end of this General Meeting of Shareholders, having heard the recommendation of the Board of Directors, acting on the recommendation of the Board Audit Committee, does hereby renew said term for a period of six years ending with the annual General Meeting of Shareholders called to approve the financial statements for fiscal year 2009.

Resolution fourteen: renewal of the term of an alternate statutory auditor

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, having noted that the term of the Mr. Gérard Rivière as substitute statutory auditor expires at the end of this General Meeting of Shareholders, having heard the recommendation of the Board of Directors, acting on the recommendation of the Board Audit Committee, does hereby renew said term for a period of six years ending with the annual General Meeting of Shareholders called to approve the financial statements for fiscal year 2009.

Resolution fifteen: authorisation to buy back company stock

The General Meeting of Shareholders, voting under the quorum and majority required for Ordinary General Meetings, and in consideration of the report of the Board of Directors and the *note d'information* approved by the Autorité des Marchés Financiers (AMF), hereby authorises the Board of Directors to approve the buy back of company stock pursuant to article L. 225-209 of the Commercial Code.

The acquisition, sale or transfer of said share may occur through any and all means, on the market or over-the-counter, and may include the acquisition of blocs of shares and the use of derivative instruments traded on a regulated market or over-the-counter and option strategies (sale of put options).

The purchase price shall not exceed 80 euros per share, net of acquisition fees, and the sale price may not be less than 30 euros per share, net of selling fees, subject to possible adjustments related to any changes in the share capital of the company. The minimum unit sale price shall apply in the event of resale of shares acquired under this buy-back programme and/or programmes approved by previous general meetings of shareholders.

In the event of a share capital increase through incorporation of reserves and distribution of free shares as well as a stock split or reserve split, the above prices shall be adjusted by a multiplier equal to the ratio of the number of shares comprising share capital prior to the operation to the number subsequent to the operation.

The portion of the share capital repurchased by the company shall never exceed 10% of share capital or 18,824,659 shares as of 12 March 2004 for a maximum buy-back programme of 1,505,972,720 euros

Shares may be acquired, regardless of terms, in order to:

- stabilise the market price of company stock through systematic countervailing market intervention,
- grant stock options to company and/or group employees,
- retain, sell or transfer securities within the framework of active and optimised management of the share capital of the company,
- remit shares in payment or exchange for equity, mainly in acquisitions,
- remit shares in respect of rights attached to securities providing entitlement to share capital of the company through reimbursement, conversion, exchange or presentation of a warrant, or in any other manner in respect of issues of shares,
- promote the reversal of cross ownerships,
- grant stock under employee profit-sharing requirements or under an AGF Employee Savings Plan,
- retain, cancel, sell or transfer acquired shares.

This authorisation shall be valid for a period of eighteen months starting from the date of this general meeting of shareholders and supersedes and replaces the authority previously granted by the combined ordinary and extraordinary general meeting of shareholders of 26 May 2003 in its seventh resolution.

The board of directors is granted full powers, which may be delegated to the Chief Executive Officer, to carry out this resolution.

Also to be presented to the Extraordinary General Meeting of Shareholders of 25 May 2004 (resolution eighteen) is an authorisation for the Board to proceed as need be with the cancellation of shares bought back pursuant to resolution fifteen up to a limit of 10% of share capital.

2 - *Presented for the approval of shareholders voting in their extraordinary general meeting*

Resolution sixteen: authorisation to increase share capital reserved for employees participating in an AGF Employee Savings Plan (plan d'epargne d'entreprise)

The General Meeting of Shareholders, voting under the quorum and majority required for Extraordinary General Meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of articles L. 225-138 IV of the Commercial Code and L. 443-5 of the Labour Code, hereby:

- authorises the Board of Directors to increase share capital on one of more occasions over a maximum of five years starting with the date of the general meeting. The total number of shares that may be subscribed to shall not exceed 5% of the share capital existing on the date of the general meeting;
- sets aside all the shares to be issued for the subscription of employees of the company and the French or foreign companies connected with it within the meaning of article 225-180 of the Commercial Code when employees are members of an Employee Savings Plan;
- stipulates that this authorisation prevails in its own right for employees for whom this share capital is reserved, with shareholders surrendering their preferential subscription rights in respect of shares issued pursuant to this authorisation;
- hereby stipulates that the issue price of new shares shall be no greater than the average of the opening prices on the twenty trading days immediately preceding the date the Board fixes an opening subscription date pursuant to this authorisation, nor less than the average reduced by the maximum amount provided for under the law on the date the Board authorises an increase pursuant to this authorisation.

The General Meeting of Shareholders gives the Board full power to:

- determine the companies whose employees may benefit from a subscription offer pursuant to this authorisation, subject to article 225-180 of the Commercial Code;
- establish requirements to be met by employees in respect of their length of employment in order to benefit from the subscription offer;
- stipulate at the time of each share capital increase the employee subscriptions may be made individually or through an investment fund (fonds commun de placement);
- grant to employees, if need be, a period in which they may pay for shares, but not to exceed the limit provided for under law;
- establish procedures and terms and conditions in respect of participation in the Employee Savings Plan and establish or modify the payment.;
- establish opening and closing subscription dates and the issue prices of shares within the limits established by the General Meeting of Shareholders;
- determine the number of new shares to be issued within the limits established by the General Meeting of Shareholders with the stipulation that shares shall be registered (compte nominatif);
- recognise share capital increases in the amount of the number of shares that shall actually be subscribed to;
- take any and all steps and complete all filings and procedures needed, either directly or though power of attorney;
- amend the article of company by-laws in respect of share capital and generally take all needed and necessary actions pursuant to regulations and laws in effect.

The General Meeting of Shareholders authorises the Board to delegate its powers to the Chief Executive Officer, pursuant to the provisions of articles L. 225-129 of the Commercial Code and L. 443-5 of the Labour Code.

This authorisation cancels and replaces the authorisation given to the Board of Directors for a period of 5 years under the thirteenth resolution of the General Meeting of Shareholders of 4 June 1999.

Resolution seventeen: granting of stock options to officers and employees

The General Meeting of Shareholders, voting under the quorum and majority required for Extraordinary General Meetings, having heard the report of the Board of Directors and the special report of the statutory auditors does hereby authorise the board of directors to grant, on one or several occasion, options entitling some or all corporate officers and employees of the company and its affiliated companies under the terms and conditions provided for under article L. 225-177 of the Commercial Code to subscribe to new shares of company stock or purchase shares of existing stock arising from repurchases by the company under the terms and conditions provided by law.

1. The Board of Directors shall have a maximum period of thirty-eight months starting with the day of this General Meeting in which to use the above authorisation on one or several occasions or until 25 July 2007; under this authorisation, the total number of options created by the Board of Directors but not exercised shall not provide an entitlement at any time to subscribe to or purchase more than four million (4,000,000) shares;
2. Exercise prices upon purchase or subscription of shares shall be established by the Board of Directors according to procedures set forth in its report and pursuant to provisions of law in effect on the date options are granted; this price may not be modified unless the company has conducted a financial operation during the exercise period, in which case it shall proceed with an adjustment to the number and the price of shares according to legal and regulatory provisions in effect.
3. Starting from the date of option grant by the Board of Directors, optionees shall have a maximum of eight years to exercise their grant. Beyond that date, options shall be null and void.
4. The above authorisation, which the Board shall implement in accordance with legal applicable provisions and notably those contained in article L.225-177 of the Commercial Code, specifically includes the surrender by shareholders of their preferential subscription rights to shares will shall be issued by virtue of option exercises.
5. The General Meeting of Shareholders gives necessary powers to the Board of Directors in its first meeting following the close of each fiscal year to recognise the number and amount of shares issued during the fiscal year subsequent to option exercises and to make the needed changes to the by-laws of the company. The Board of Directors may at any time recognise said number and amount for the fiscal year in progress and make corresponding changes to the by-laws

The Board of Directors may delegate to the Chairman necessary power to carry out these operations in the months that follow the closing of the fiscal year or at any time pursuant to the provisions of article L. 225-178 of the Commercial Code.

This authorisation supersedes and replaces the authorisation given to the Board of Directors for a period of thirty-eight months in the fifteen resolution of the General Meeting of Shareholders of 5 June 2001.

Resolution eighteen: authorisation to reduce share capital by cancelling shares

The General Meeting of Shareholders, voting under the quorum and majority required for Extraordinary General Meetings, having heard the report of the Board of Directors and the special report of the statutory auditors, does hereby authorise the Board to:

- cancel on one or more occasions all or a portion of shares acquired pursuant to the authorisations given by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 4 June 1999 in its fifth resolution, the Combined Ordinary and Extraordinary General Meeting of Shareholders of 30 May 2000 in its thirteenth resolution, the Combined Ordinary and Extraordinary General Meeting of Shareholders of 5 June 2001 in its eighth resolution, the Combined Ordinary and Extraordinary General Meeting of Shareholders of 26 May 2003 in its seventh resolution and the Combined Ordinary and Extraordinary General Meeting of Shareholders of 25 May 2004 in its fifteen resolution pursuant to the provisions of article L. 225-209 of the Commercial Code and earlier authorisations given to stabilise share price up to a limit of 10% of share capital by twenty-four month periods and to reduce share capital accordingly by recording the difference between the repurchase price of the cancelled shares and their par value in paid-in capital and available reserves;
- to amend the by-laws accordingly and complete all necessary filings and procedures in respect thereof.

This authorisation is given for a period of five years starting with this General Meeting of Shareholders. It supersedes and replaces the authorisation given earlier by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 26 May 2003 in its fourteenth resolution.

Resolution nineteen: powers

The General Meeting of Shareholders hereby gives full power to the bearer of a copy of a summary of minutes of this meeting to carry out all necessary filings, publications and procedures.

AGF

Statement of responsibility for shelf registration document, financial information and audits

Responsibility for shelf registration document

Mr Jean-Philippe Thierry
Chairman of the Board of Directors

Certification of management

To the best of our knowledge, the information contained herein is an accurate reflection of the company's financial position. All information needed by investors to make their own opinion in respect of the assets, business, financial position, results and outlook of Assurances Générales de France and AGF Group has been included. There are no omissions that could alter the substance of this report.
Jean-Philippe Thierry

Statutory auditors

Name	Date of appointment	Term expiration
KPMG SA Represented by Mrs. Francine Morelli 2 bis rue de Villiers – 92300 Levallois-Perret	AGM 05.06.2001*	AGM to approve financial statements of 2003
Ernst & Young Audit Represented by Mr. Dominique Duret-Ferrari Tour Ernst & Young 92037 Paris-La Défense Cedex	AGM 03.06.1998	AGM to approve financial statements of 2003
Alternate auditors		
Mr. Gérard Rivière 1 cours Valmy 92923 Paris-La Défense cedex	AGM 05.06.2001*	AGM to approve financial statements of 2003
Mr. Christian de Chastellux Tour Ernst & Young 92037 Paris-La Défense Cedex	AGM 03.06.1998	AGM to approve financial statements of 2003

* Continuation of the terms of Cabinet Cauvin Angleys Saint Pierre Révifrance and KPMG SA (resolutions 6 and 7 of the Combined Ordinary and Extraordinary General Meeting of 5 June 2001).

Pursuant to law and by-laws, the term of the statutory auditors is six fiscal years. The resolutions to be presented to the General Meeting of Shareholders on 25 May 2004 include a proposal to renew the terms of the statutory auditors and their alternates for a period of six fiscal years.

Information policy

Information manager: Jean-Michel Mangeot
General Secretary of the AGF Group
87, rue de Richelieu - 75002 Paris – Tel. (33-1) 44 86 20 16.

AGF premium income is published quarterly (1st quarter, 1st half, 3rd quarter and annually), and results are published on a half-year basis (1st half, annually).
AGF also issues periodic press releases relative to the Group and its subsidiaries' financial and strategic activities. Partnerships, new product launches, acquisitions, appointments, strategy, new companies, business information, etc. were all covered in more than fifty press releases in 2003.
All of these press releases, as well as other institutional, financial and strategic information are available on the internet, in French and English, at: http://www.agf.fr.
In particular, the English version includes:
- annual reports
- press releases
- AGF share information
- numerous information pages about the AGF Group.

AGF

Report of the statutory auditors on the shelf registration document

This is a free translation into English of the statutory auditors' report on the shelf registration document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of AGF S.A. and in compliance with the COB[1] Regulation n° 98-01, we have verified, in accordance with French professional standards, the information in respect of the financial position and historical financial statements included in the accompanying Shelf Registration Document (Document de Référence).

This Shelf Registration Document is the responsibility of Mr Jean-Philippe Thierry, Chairman of the Board of Directors. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and financial statements and in verifying their consistency with the audited accounts. We also reviewed other financial information contained in the Shelf Registration Document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The forecasts provided in the Document are the application of the expectations and intentions of Management's strategy. As the prospective information has been properly prepared, our review took into account management's assumptions on which the prospective information is based.

We issued an unqualified opinion on the annual and consolidated financial statements for the years ended 31 December 2003, 31 December 2002 and 31 December 2001, drawn up by the Board of Directors, in accordance with French professional standards, with the following observations:

The observations mentioned in our report on the consolidated financial statements for the year ended 31 December 2003 making reference to the following notes:

- Note 4.1 concerning the change in accounting policy regarding Goodwill and Network value of foreign subsidiaries in compliance with the AMF[2] recommendations.
- Note 4.4 concerning the treatment of the provision for unrealised capital loss exposures in compliance with notice 2004-B of 21 January 2004 of the issues task force of the National Accounting Council (Comité d'urgence du Conseil National de la Comptabilité).
- Note 4.5 concerning the change in amounts and allocations of the first consolidation differences related to Hermes definitively set within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (Comité d'urgence du Conseil National de la Comptabilité).
- Note 4.2.1 concerning the change in accounting principles relating to the provision for major repairs in compliance with regulation 2003-07 of the Accounting Regulation Committee (Comité de la Réglementation Comptable).

The observations mentioned in our report on the consolidated financial statements for the year ended 31 December 2002 making reference to the following notes:

- Note 4.1 concerning the change in accounting policy regarding the provision for unrealised capital loss exposures.
- Note 4.2 concerning the maintenance in the consolidated financial statements of the provision for unrealised capital loss exposures booked in the statutory accounts of French subsidiaries and totalling 95.6 million euros.
- Note 4.6 concerning the accounting treatment for the equalisation provisions relative to credit insurance.

- Note 4.3.1, which explains that the amount and allocations of the first consolidation differences resulting from Euler's acquisition of the Hermes Group in 2002 are provisional and will be set definitively within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (Conseil National de la Comptabilité).

An observation mentioned in our report on the consolidated financial statements as of 31 December 2001, making reference to notes 4 and 15 of the annex, which set forth changes in accounting methods due to the application of new consolidation rules defined by regulation CRC 00-05 of the Accounting Regulation Committee (Comité de la Réglementation Comptable).

In accordance with the requirements of article L. 225-235 of Commercial Code, introduced by the Financial Security Act of 1 August 2003 and which came into effect for the first time this year, we reported on the justification of our assessments in our report on the annual and consolidated financial statements.

Annual financial statements:

The assets of your company are principally comprised of investments in participating interests for which the measurement method is set out in the notes to the financial statements.

We reviewed the measurement method used by the company, as described in the notes to the financial statements, with respect to these assets and, on the basis of elements currently available, performed tests to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the company.

Our work relating to significant estimates made by the management enabled us to assess their reasonable nature.

Consolidated financial statements:

Accounting changes

Within the context of the accounting rules and principles applied by your company, we performed assessments of the soundness of the change in accounting principles mentioned above and of their overall presentation.

Accounting estimates

Certain accounting principles applied require AGF Group management to make a significant number of judgements and estimates founded partly on prospective data.

The use of these judgements and estimates, for which detailed information is given in the notes to the consolidated financial statements, relates mainly to technical reserves and deferred acquisition costs valuation (notes 3-2 to 3-4), the accounting methodology used for subsequent measurement of goodwill and network value (notes 2-6 and 6-1-2 concerning the accelerated amortization of goodwill from South American subsidiaries), measurement methods used for deferred tax assets (notes 2-9 and 18) and provision for impairment in the value of investments (notes 3-8-2 and 32-1).

We performed an assessment of measurement approaches and methodologies applied, described in the notes to the financial statements mentioned above, and, on the basis of elements currently available, performed tests in order to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the Group

Our work relating to significant judgements and estimates made by Management enabled us to assess their reasonable nature.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in our reports on annual and consolidated financial statements.

We have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in the Shelf Registration Document (Document de Référence).

Paris, 28 April 2004

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

(1) French Stock Exchange Regulatory Body, since renamed the Autorité des Marchés Financiers (AMF)

AGF
Statutory auditors' fees

In accordance with rule 2002.06 of the Commission des opérations de Bourse, we indicate below the fees of the Statutory Auditors and the members of their networks in charge of auditing the consolidated accounts of AGF and its fully-consolidated companies and included by the Group in the 2003 profit and loss statement.

Fiscal year ended 31 December 2003

in millions of euros

	KPMG				Ernst & Young			
	Amount		Percentage		Amount		Percentage	
	31 Dec. 2003	31 Dec. 2002	31 Dec. 2003	31 Dec. 2002	31 Dec. 2003	31 Dec. 2002	31 Dec. 2003	31 Dec. 2002
Audit								
Statutory audit, certification, examination of individual and consolidated accounts	6.5	6.3	83.4%	81.8%	3.3	2.2	67.4%	73.3%
Other, ancillary responsibilities and other audit assignments	0.9	0.8	11.5%	10.4%	1.0	-	20.4%	-
Sub-total	**7.4**	**7.1**	**94.9%**	**92.2%**	**4.3**	**2.2**	**87.8%**	**73.3%**
Other services, if any								
Legal, tax, social welfare	0.4	0.3	5.1%	3.9%	-	-	-	-
Information technologies	-	-	-	-	-	-	-	-
Internal audit	-	-	-	-	-	-	-	-
Other	-	0.3	-	3.9%	0.6	0.8	12.2%	26.7%
Sub-total	**0.4**	**0.6**	**5.1%**	**7.8%**	**0.6**	**0.8**	**12.2%**	**26.7%**
TOTAL	**7.8**	**7.7**	**100%**	**100%**	**4.9**	**3.0**	**100%**	**100%**

Scope and extent of the sustainable development section of the report

Method of consolidation for environmental and social data as of 31 December 2003

Collection of environmental data

The scope of consolidation includes the AGF entities in the ESU and may subsequently be extended to include other Group entities. In this case, data from these entities will be consolidated on the basis of AGF's equity stake in them.

For Administrative Services, the legal entities occupying the buildings subject to reporting must be listed. To explain why large sites are included and the others set aside, an overall calculation is performed, showing the extent to which sites not taken into consideration are representative. To extend the scope of consolidation, an evaluation method (based on average data for example) may be proposed to solve the problem of collecting data from a multitude of widely-dispersed small sites.

The information provided by Purchasing covers all the reporting units it serves, i.e. the legal entities that make up AGF's ESU.

As the scope varies greatly from one indicator to another, it must systematically be specified.

The Administrative Services department has implemented a data collection and consolidation system concerning consumption of energy and fluids on the AGF Group's premises. This tool is accessible on the AGF intranet from any AGF workstation and requires no prior installation. It collects and consolidates consumption data and enables multi-criteria queries. For the moment, only the "large" AGF sites report water and energy consumption. These sites encompass more than 80% of ESU employees.

Key waste indicators

Administrative Services consolidates data on waste volumes on the basis of actual measurements taken at sites in Paris and in the regional offices.

Greenhouse gas emissions

The energy portion of greenhouse gas emissions consists of indirect emissions. In other words, it represents gases emitted when the energy is produced rather than at AGF sites.

Of the total volume emitted, Administrative Services specifies the portion corresponding to renewable energy sources as well as the carbon equivalent in kilograms. The calculation of CO_2 emissions covers all energy production, including upstream industrial production. The conversion keys used are provided directly by the energy providers and are subject to variation from one year to the next depending on how energy is produced. Administrative Services converts CO_2 to kg directly, based on the information provided by suppliers.

Consolidation and verification

The General Secretariat centralises environmental data collected by Administrative Services and Purchasing for utilisation and publication.

In addition, the General Secretariat ensures that data are verified according to standard procedures and that they are comparable to data from previous years. Accordingly, any change in scope, collection methods or calculation must be mentioned and explained in the final report so as to insure the comparability of published information from one year to the next.

Social data

• The ESU scope of consolidation (AGF Iart, AGF Vie, AGF SA, AGF Informatique, Athéna Afrique, AGF Immobilier, Arcalis, La Lilloise, La Rurale, Protexia)

Data collection

ESU data are extracted from the "Administrative Personnel" database. Data concerning ESU sales personnel are estimations based on previous year data and corresponding trends.

Human resources representatives in each entity enter the indicators directly into the shared database.

Consolidation and verification

Input information is verified in real time. The Group HR reporting system automatically consolidates the various information files.

Summary report

Automatic data consolidation allows the Human Resources Report to be made available directly. The Human Resources Department and the General Secretariat then draft a summary report for wider distribution.

• The Group scope of consolidation

Data collection

The information contained in the quantitative overview of each country with more than 500 employees is collected and forwarded to the Allianz Group. For this reason, the scope of data collected in France extends beyond the ESU and includes Euler Hermes, Banque AGF, Entenial, Mondial Assistance, W Finance and Larose Trintaudon. Data are provided either directly by the entities or are estimated on the basis of data from previous years and corresponding trends.

Consolidation and verification

Data related to the entities in each country are centralised by the Group HR department for that country.

As part of the Allianz Group's Human Resources Management process, these data, consolidated by country, are then transmitted to the Allianz Group's Human Resources Department, which performs a final consolidation for the Group.

For the AGF Group annual report, the Group HR department in each country communicates the data to the General Secretariat, which restates them and codifies the indicators presented in the annual report.

Article 116 of the New Economic Regulations Act (loi sur les Nouvelles Regulations Économiques)

Article 116 social indicators	2003	Comments
Total compensation and benefits of any kind paid during the reporting period to each corporate officer	See page II.40-41	
Total compensation and benefits of any kind received by corporate officers during the reporting period from controlled companies, as defined by Art. L.233-16	See page II.40-41	
List of all officers and the positions they held in all companies during the reporting period	See page I.66 - II.13.16	
Total number of employees	13,735	ESU scope. See condensed Group human resources report on our website for more details
New hires, broken down into fixed-term contracts and permanent contracts	1 132 permanent and 266 fixed-term	
Recruiting difficulties, if any	Tough competition in recruiting salespeople with certain specific skillsets	
Lay-offs and reasons therefor	20 employees for professional misconduct 149 contract terminations by mutual agreement 520 salespeople for insufficient performance	
Overtime	Not available	
Workers employed by non-Group companies	772	ESU scope. 299 IT consultants 175 maintenance personnel 158 restaurant workers
Work scheduling	6,827 administrative employees follow a system of flexible working hours	ESU scope.
Total working time for full-time employees	1,512 hours	ESU scope. Administrative employees
Total working time for part-time employees	80% of full-time	ESU scope. Administrative employees
Absenteeism and its causes	6.4% including 4.1% for short-term illnesses	ESU scope. See condensed Group human resources report on our website for more details
Compensation	36,100	France
Increase in compensation	4.8% (in France)	
Social welfare charges		
Collective performance bonus and profit-sharing	1.6 million euros	ESU scope. No collective performance bonus in 2003
Equal status for men and women	47.7% of managers are women, 15.2% of salespeople	ESU scope. See condensed Group human resources report on our website for more details
Labour relations and results of collective agreements	16 meetings with the CEC	
Health and safety	206 accidents necessitating a sick leave	
Training	4.9% of payroll (697,729 hours)	
Employment and opportunities for handicapped workers	283 handicapped employees	
Community donations	22,943,471 euros for the joint employee management committee and construction assistance 2,780,500 euros for cultural and sports sponsorship	
Extent of subcontracting	772 (incl: 299 IT consultants, 175 maintenance personnel, 158 restaurant workers)	ESU scope.
Methods the company uses for taking into account the territorial impact of the company's activities, as it relates to employment and regional development		
Methods the company uses for ensuring that subcontractors adhere to the fundamental conventions of the ILO code.	Clause requiring adherence to principles of sustainable development annexed to all supplier contracts	See page I.102
Methods the company uses for ensuring that subsidiaries adhere to these principles	Code of ethics Network of ethics officers	See page I.70-73
Methods the foreign subsidiaries use to take into account the impact of their activities on regional development and local inhabitants	See page I.102	

Article 116 of the New Economic Regulations Act (loi sur les Nouvelles Regulations Économiques)

Article 116 environmental indicators	2003	Comments
Water consumption	174,804 m^3	See page I.88
Raw materials consumption	104,696,300 sheets of A4 paper	See page I.88
Energy consumption	279,045 GJ	See page I.88
Measures to improve energy efficiency	Gradual replacement of equipment at end of lifecycle by more eco-efficient equipment (more efficient boilers, LEDs, energy-saver lamps, etc.)	See page I.89-91
Measures to promote the use of renewable energy sources	Study of "green" electricity purchasing planned for 2004	See page I.89-91
Measures to improve ground use	• Not significant for insurance and financial services companies • Use of acaricides discontinued in the Larose Trintaudon vineyard • Modified wine production	See page I.85-91
Measures to reduce emissions of substances having a serious impact on the environment into the air, water and ground	Gradually orient vehicle fleet towards less-polluting models	See page I.85-91
Measure to reduce noise and odour pollution	Monitoring of cooling towers of AGF buildings in La Défense	See page I.85-91
Measures to reduce waste	Optimisation study of selective waste collection for recycling	See page I.85-91
Measures to limit harm to biological equilibria, natural habitats and protected animal and plant species	• Not significant for insurance and financial services companies • Reduced use of pesticides in the Larose Trintaudon vineyard	See page I.85-91
Measures, if any, to ensure that the company's activities are in compliance with laws and regulations in this area	AGF Immobilier and the Administrative Services department ensure that building management is in compliance with French regulations	See page I.85-91
Evaluation or certification initiatives undertaken with respect to the environment	Larose Trintaudon certified ISO 14001	See page I.87
Funds spent to prevent undesirable consequences of the company's activities on the environment	Not measured, given AGF's business	
Training and informing employees about environmental protection	Information circulated internally on sustainable development	See page I.88
Resources devoted to reducing environmental risks	Active prevention policy vis-à-vis our industrial customers	See page I.75-76
Arrangements for dealing with pollution accidents whose consequences extend beyond the company's premises	Crisis management and indemnification procedure depending on the type of contract	See page .75-76
Amount of provisions and guarantees for environmental risks	5,487,508 euros under insurance policies designed to cover harm to the environment	
Elements of the above items that the company assigns to its foreign subsidiaries	Group AGF environment policy	See page I.88

Global Reporting Initiative (GRI) correspondence table

SECTION and SUB-SECTION	CRITERIA or INDICATORS	
VISION AND STRATEGY	**1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development.** - What are the main issues for the organisation in relation to the major themes of sustainable development? - How are stakeholders included in identifying these issues? - For each issue, which stakeholders are most affected by the organisation? - How are these issues reflected in the organisation's values and integrated into its business strategies? - What are the organisation's objectives and actions on these issues?	Page I.60
	1.2. Statement from the CEO (or other senior manager) describing key elements of the report. Highlights of report content and commitment to targets: - description of the nature of the commitment to economic, environmental, and social goals by the organisation's leadership; - statement of successes and failures; - performance against benchmarks such as the previous years' performance and targets, and industry sector norms; - the organisation's approach to stakeholder engagement; and - major challenges for the organisation and its business sector in integrating responsibilities for financial performance with those for economic, environmental, and social performance, and the implications of this for future business strategy.	Page I.5-7 and 60
PROFILE	2.1 Name of reporting organisation	Page I.8 - II.2
	2.2 Major products and/or services, including brands	Page I.109-163
	2.3 Organisation's operating structure	Page I.22
	2.4 Description of principal divisions / operating companies / subsidiaries / joint ventures	Page I.109-163
	2.5 Countries in which the organisation's operations are located	Page I.151-157
	2.6 Nature of ownership; legal form	Page II.2
	2.7 Nature of market served	Page I.28-33
	2.8 Size of the organisation	Page II.10
	2.9 List of stakeholders, characteristics of each and their relationship to the organisation	Page I.22
REPORT SCOPE	2.10 Contact person(s) for the report	Page I.64
	2.11 Reporting period for information provided	Page I.33
	2.12 Date of most recent previous report	Page I.29
	2.13 Scope of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.	Page I.63
	2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report.	Page I.63
	2.15 Basis for reporting on joint ventures, partially-owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.	Page I.18
	2.16 The nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement.	Page I-63
	2.17 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.	Page I-60
	2.18 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.	Page I.63
REPORT PROFILE	2.19 The reporting organisation's policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability of its sustainability report	Page I.63
	2.20 The reporting organisation's policy and current practice with regard to providing assurance about the reliability of the full report.	Page II.221
	2.21 Methods available to report users for obtaining information and reports about economic, environmental, and social aspects of the organisation's activities.	Page I.59-107
GOVERNANCE STRUCTURE & MANAGEMENT SYSTEMS	3.1. Corporate governance structure, including major Board committees responsible for setting strategy and oversight of the organisation.	Page I.65-69
	3.2. Percentage of independent, non-executive members of the Board of Directors / Managing Board.	Page I.66
	3.3. Process for ensuring adequate expertise on the Board to manage strategic direction of the organisation, and manage environmental and social risks and opportunities.	Page I.65-67
	3.4. Systems for identifying and managing economic, environmental and social risks and opportunities.	Page I.42-57
	3.5. Linkages between executive compensation and achievement of the organisation's financial and non-financial goals.	Page I.69

SECTION and SUB-SECTION	CRITERIA or INDICATORS	
GOVERNANCE STRUCTURE & MANAGEMENT SYSTEMS	3.6. Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.	Page I.65-69
	3.7. Organisation's mission and values statement(s) and policies with economic, environmental, or social provisions developed internally, including areas of applicability.	Page I.70-73
	3.8. Systems open to shareholders for making recommendations or expressing desired orientations to the Board of Directors / Managing Board	Page II.42-62
STAKEHOLDER ENGAGEMENT	3.9. Basis for definition and selection of major stakeholders.	Page I.60-64
	3.10. Approaches to stakeholder consultation reported in terms of frequency of consultations by type of consultation and stakeholder group.	Page I.74
	3.11 Type of information generated by stakeholder consultations.	Page I.74
	3.12 Use of information resulting from stakeholder engagements.	Page I.74
OVERARCHING POLICIES	3.13 Explanation of how the precautionary principle is addressed by the organisation's policies.	Page I.75-78
	3.14. Any voluntary economic, environmental, and social charter, sets of principles, or other initiatives to which the organisation subscribes or which it endorses, including date of adoption and countries of applicability.	Page I.70-73
	3.15. Principal industry and business association memberships and participation in domestic or international discussion groups.	Page I.70-73
	3.16. Policies / systems for managing upstream and downstream impact, including: . Policies for supply chain management as they pertain to outsourcing and supplier environmental and social performance. . Product and service management initiatives	Page I.70-73
	3.17. Organisation's approach to managing indirect economic, environmental and social consequences of its activities.	Page I.85-87
	3.18. Principal decisions taken during the reporting period concerning operational installations or changes to them.	Page I.18
	3.19. Programmes and procedures pertaining to economic, environmental, and social performance, including:	Page I.18
	3.20. Status / role of certification pertaining to economic, environmental, and social management systems.	PageI.89
GRI INDEX	4.1 Table indicating the location of each GRI element in the report (section and indicator): . Vision and strategy: answers to questions raised in 1.1 and 1.2 (CEO's statement) . Profile: 2.1 – 2.19 . Governance structure & management systems: 3.1 – 3.22 . Performance indicators: all principal indicators, including where explanation of any omissions may be found . Any additional indicator the organisation may decide to include in the report.	Page II.128-231
	ECONOMIC PERFORMANCE INDICATORS	
CUSTOMERS	Monetary Distribution Indicators: EC1. Proceeds from the sale of the reporting organisation's products and services.	Page I.12
	EC2. Geographic breakdown of markets	Page I.12
SUPPLIERS	Monetary Distribution Indicators: EC3. Cost of all goods, materials, and services purchased.	Page I.169
	EC4. Percent of contracts paid in accordance with agreed terms, excluding agreed penalty arrangements.	Page I.169
EMPLOYEES	Monetary Distribution Indicator: EC5. Total remuneration to employees broken down by geographic region (including wages, pensions, and other benefits and redundancy payments).	Page I.99
FUNDERS	Monetary Distribution Indicator: EC6. Distributions to investors, with detail of interest on debt and dividends on all types of shares, including mention of any arrears in preference dividends.	Page I.12-15
	EC7. Increase / decrease in retained earnings at the end of the reporting period.	Page I.12-15
PUBLIC SECTOR	Monetary Distribution Indicators: EC8. Total taxes paid, by country.	Page I.12-15 - II-65-190
	EC9. Subsidies received, by country or geographic region.	Page I.12-15 - II-63-190
INDIRECT ECONOMIC IMPACT	EC10 Donations to the community, outreach or other groups, broken down into cash and kind, by type of beneficiary.	Page I.99
	(EC13). Description of the organisation's indirect economic impacts	Page I.99-102

SECTION and SUB-SECTION	CRITERIA or INDICATORS	
	ENVIRONMENTAL PERFORMANCE INDICATORS	
MATERIALS	EN1. Total materials used, other than fuel and water.	Page I.88
	EN2. Percentage of materials used that are processed or unprocessed wastes from sources external to the reporting organisation. Refers to both post-consumer recycled material and waste from industrial sources (tonnes, kg, volume).	Page I.88
ENERGY	EN3. Direct energy use by source (in joules). Report on all energy sources used by the reporting organisation for its own uses as well as for the production and delivery of energy products (i.e. electricity or heat) to other organisations.	Page I.88
	EN4. Indirect energy consumption	Page I.88
WATER	EN5. Total water use.	Page I.88
BIODIVERSITY	EN6. Location and size of land owned, leased, or managed in biodiversity-rich habitats.	Page I.87
	EN7. Description of the major impacts on biodiversity associated with the organisation's activities and/or products and services in terrestrial, freshwater, and marine environments.	Page I.87
EMISSIONS, EFFLUENTS, WASTE	EN8. Greenhouse gas emissions (CO2, CH4, N20, HFCs, PFCs, SF6).	Page I.90
	EN9. Ozone depleting substances emissions	Page I.89-91
	EN10. N0x, S0x, and other significant air emissions by type.	Page I.89-91
	EN11. Total volume of waste by type and destination.	Page I.89
	EN12. Significant discharges to water by type.	Page I.86-91
	EN13. Number and total volume of discharges of chemicals, oils and fuels.	Page I.86-91
SUPPLIERS	*(EN33).). Performance of suppliers with regard to environmental policies described in the "Governance and Management systems" section.*	Page I.74
PRODUCTS AND SERVICES	EN14. Significant environmental impacts of principal products and services.	Page I.75-76 - 85.86
	EN15. Percentage of products' recoverable weight/volume and percentage actually reclaimed by the reporting organisation after use.	Page I.89
COMPLIANCE	EN16. Incidents of / penalties for non-compliance with all applicable international declarations / conventions / treaties, and national, sub-national, regional, and local regulations associated with environmental issues, specifying the countries of operation involved.	Page II.226
TRANSPORT	*(EN34). Description of significant environmental impacts related to the modes of transport used by the organisation for logistical purposes.*	Page I.90-91
OVERALL	*(EN35). Environmental expenditure by type.* *Explanation of definitions used for each type of expenditure.*	Page I.85-91
	SOCIAL PERFORMANCE INDICATORS	
EMPLOYMENT	LA1. Geographical breakdown of workforce by status (employee/non-employee), employment type (full-time/part-time), and by employment contract (permanent, fixed-term or temporary), including workforce retained in conjunction with other employers (temporary agencies or co-employers), segmented geographically), segmented geographically.	Page I.99
	LA2. Net employment created and average turnover, segmented by geographic area.	Page I.99
INDUSTRIAL RELATIONS	LA3. Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically or percentage of employees covered by collective bargaining agreements broken down geographically.	Not available
	LA4. Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting entity's operations (e.g. restructuring).	Page I.94
HEALTH AND SAFETY	LA5. Description of organisation's practices on recording and notification of occupational accidents and diseases, and how they relate to the *ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases.*	Page I.99
	LA6. Existence of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.	Page I.89-90 and 94
	LA7. Number of ordinary occupational accidents, lost working days, absentee rates and number of on-the-job deaths (incl. employees of subcontractors).	Page I.99
	LA8. Description of guidelines or programmes related to HIV / AIDS (in the workplace and beyond).	Page I.72-73
TRAINING AND EDUCATION	LA9. Average hours of training per year per employee by category of employee (e.g. senior management, middle management, professional, technical, administrative, production, and maintenance).	Page I.95-99
DIVERSITY AND OPPORTUNITY	LA10. Existence of equal opportunity policies or programmes as well as monitoring systems to ensure compliance and results of monitoring.	Page I.92
	LA11. Composition of senior management and corporate governance bodies (including the Board of Directors), indicating female / male ratio and other measures of diversity	Page I.66 and 99

SECTION and SUB-SECTION	CRITERIA or INDICATORS	
	SOCIAL PERFORMANCE INDICATORS	
STRATEGY AND MANAGEMENT	HR1. Existence and description of policies, guidelines, and procedures to deal with all aspects of human rights relevant to the reporter's operations, including monitoring mechanisms and results.	Page I.70-71
	HR2. Evidence and consideration of human rights impacts as part of reporter's investment decisions and selection of suppliers / contractors.	Page I.70-71
	HR3. Description of guidelines and procedures for evaluating and measuring the performance of the supply chain and subcontractors with respect to human rights.	Page I.70-71
NON-DISCRIMINATION	HR4. Existence and description of global policy and procedures / programmes intended to eliminate discrimination in the organisation's operations, including monitoring systems and results of monitoring.	Page I.72-73 and 92
FREEDOM OF ASSOCIATION & COLLECTIVE BARGAINING	HR5. Existence and description of freedom of association policy and extent to which this policy is universally applied, independently of local laws, as well as description of procedures / programmes to address this issue.	Page I.70-75 and 92
CHILD LABOUR	HR6. Existence and description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibility stated and applied as well as description of procedures / programmes to address this issue, including monitoring systems and results of monitoring	Page I.70-71
FORCED & COMPULSORY LABOUR	HR7. Existence and description of policy to prevent forced and compulsory labour and extent to which this policy is visibility stated and applied as well as description of procedures / programmes to address this issue including monitoring systems and results of monitoring.	Page I.70-71
DISCIPLINARY PRACTICES	*(HR9). Description of implemented appeal practices (representation and appeals process).*	Page I.70-73
	(HR10). Existence of a policy of non-retaliation against employees and an effective, confidential employee grievance system (incl. its impact on human rights).	Page I.70-73
SECURITY PRACTICES	*(HR11). Human rights training for security personnel, including type of training, number of persons trained, and average training duration.*	Page I.70-71 and 89-90-94
INDIGENOUS RIGHTS	*(HR12). Description of guidelines / policies / procedures to meet the needs of indigenous peoples*	Page I.70-71
	(HR13). Existence of minority group grievance mechanisms / authority.	Page I.70-73
	(HR14) Share of operating revenues from the area of operations that are re-distributed to local communities.	Page I.102
COMMUNITY INVOLVEMENT	SO1. Description of policies for managing the impact on the community in areas affected by the organisation's activities, including monitoring systems and the results of monitoring.	Page I.102
	(SO4). Awards received for social, ethical or environmental performance.	Page I.102
CORRUPTION	SO2. Description of guidelines, procedures and management systems for preventing corruption among employees and companies belonging to the organisation.	Page I.70-73
POLITICAL CONTRIBUTIONS	SO3. Description of reporting organisation's policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.	Page I.70-73
COMPETITION AND PRICING POLICIES	(SO6). Court decisions pertaining to antitrust and monopoly laws.	Page I.70-73
	(SO7). Description of reporting organisation's policy, procedures / management systems, and compliance mechanisms for preventing anti-competitive behaviour	Page I.70-73
CONSUMER HEALTH AND SAFETY	PR1. Existence and description of policy for preserving customer health and safety during use of reporting organisation's products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures / programmes to address this issue including monitoring systems and results of monitoring.	Page I.75-78
PRODUCT AND SERVICES DECLARATION	PR2. Existence and description of reporting organisation's policy, procedures / management systems, and compliance mechanisms related to product information and labelling.	Page I.78-81
ADVERTISING	*(PR9). Existence and description of reporting organisation's advertising policy, procedures/management systems, and compliance mechanisms with respect to standards and voluntary codes. Identification of geographic area covered by this policy.*	Page I.78-81
	(PR10). Number and types of breaches of advertising and marketing laws.	Page I.70-73
RESPECT FOR PRIVACY	PR3. Description of reporting organisation's policy, procedures / management systems, and compliance mechanisms for ensuring customer privacy	Page I.70-73

GF

Independent verification statement on information relating to sustainable development

At the request of AGF management and as statutory auditors of the AGF Group, we have performed the agreed procedures described below in order to review the consistency of AGF's 2003 annual report in accordance with our work completed regarding the following actions relating to Sustainable Development:

- The implementation of the prevention policy in the field of manufacturing risks as well as in the field of services to individuals, presented in pages 72 to 74;
- as concerns asset management, the existence of the SICAV « AGF Valeurs Durables » and the implementation of a procedure for the use of voting rights in general meetings of shareholders by AGF Asset Management (pages 76 and 77);
- the launching of insurance products and complementary services with added social value, such as the solutions offered to individuals suffering from severe pathologies, services aimed at improving the quality of life of persons affected by chronic diseases, preserving the independence of the elderly and providing assistance in returning to work (pages 77 to 79);
- the implementation of the HR strategy and values (page 90), the carrying out of an employee survey (page 92), and the implementation of the AGF management training programme (page 92).

The information provided in this annual report was prepared under the responsibility of the AGF Group's Executive Management. It is our responsibility, based on the work performed, to report our findings concerning the above-mentioned processes.

Nature and scope of our work

We have completed the following agreed procedures:

- We have conducted interviews with the Sustainable Development officer, who reports to the General Secretariat, and with Sustainable Development representatives within the functional and operational divisions.
- We have looked, on a test basis, for underlying evidence to support the main achievements related to the actions reviewed. We have met with persons involved in such actions and reviewed documents attesting to their existence, such as minutes of meetings, attendance sheets, internal documents, etc.

Although such procedures do not include all the verifications specific to an audit providing a high or moderate level of assurance in accordance with the International Standards on Assurance Engagements, they nevertheless allow us to report our findings and observations.

To assist us in performing these procedures, we have referred to our firm's experts on issues related to Sustainable Development, coordinated by Mr Eric Duvaud.

Findings and observations

- concerning the actions covered by our work, our findings are consistent with the information provided in the 2003 annual report.
- The AGF Group's approach to Sustainable Development is coordinated by a dedicated team which drives a Sustainable Development Committee composed of representative officers of the various functional and operational divisions. This approach has enabled AGF to take stock of the various practices relating to Sustainable Development, to increase employee awareness and to foster initiatives related to the business divisions' Sustainable Development issues.
- In order to move forward, the key issues related to sustainability should be confirmed at the Group's highest level and lead to the definition of objectives by the operational divisions.

Neuilly-sur-Seine, 7 April 2004,

One of the statutory auditors,
Ernst & Young Audit
Dominique Duret-Ferrari

AGF
Table of contents for the shelf registration document

(in accordance with rule 98-01 of the *Autorité des marchés financiers* (Financial Markets Authority)


AMF

This document is an English language translation of the French document de référence filed with the Autorité des Marchés Financiers on 29 April 2004, in accordance with regulation n° 98-01. Only the underlying French language version may be used in a financial transaction, and it must be accompanied by a note d'operation that has been duly certified by the Autorité des Marchés Financiers.

Notes

Notes



Assurances Générales de France

French *Société anonyme* with share capital of 860 602 016.60 euros. Head office: 87, rue de Richelieu - 75002 Paris. 303 265 128 RCS Paris.

TEM07386 - Design: **Images & Caractères** - © Photos by **Agence Gamma**. English translation and adaptation: **Stephen Calvert, Steven Sklar**
Printed by MartinenQ. This report has been printed on Mega Matt recycled coated paper manufactured from 50% recycled fiber that was machine crushed and 50% from new pulp whitened without chloride.


AGF

AGF Group activities

2003 Edition

A company of **Allianz Group**


AGF

This year, we wanted to pay tribute to AGF employees and dedicated sales forces by illustrating the 2003 annual report with pictures of men and women. The agency Gamma and its photographers (Alain Buu, Alexis Duclos, Xavier Rossi, Gilles Bassignac, Jean-Luc Luyssen, Francis Demange, Jean-François Deroubaix and Arnaud Brunet) enabled us to capture these scenes of professional life.



CONTENTS

The Group:

Group businesses:





Financial report

Companion document















Chairman's letter

The insurance industry as a whole completed a major undertaking, the purpose of which was to improve profitability in non-life as well as financial margins in life; moreover, long-term institutional investors strengthened their financial solidity owing to the equity market recovery (CAC 40 up16% from 2003). For AGF, 2003 had all the ingredients of a good year. The Group is in marching formation for 2004.

With a net result up significantly to 763 million euros at the end of 2003 (vs. 268 million in 2002),

AGF has solid evidence of the success of its efforts and advances. The Group has kept its commitments to improve operating profitability to 12.2%, vs. 9.9% (proforma) one year earlier:

- Domestic non-life profitability more than doubled, reaching 12.7%, as a result of determined efforts to improve portfolios, cut costs and increase rates as need be. AGF achieved its objective of lowering the combined ratio to 103% from 112% one year earlier. Outside France, applying the same commitment notably in Belgium, the Group now has a combined ratio that is under the symbolic100%;
- In credit insurance, profitability soared by nearly five points to 14%; the 2001 consolidation of Hermes is paying off today, enabling the world business leader to lower its combined ratio from 92% to 78%;
- In life and financial services, operating profitability rose from 11.5% to 15.3%, due to the very significant improvement in Asset Management and Banking and the strong resistance of individual life at nearly 15%;
- Dropping from 11% to nearly 7% in 2003, Health and Group in a changing environment (reduction of social security reimbursements, slip in claims experience in personal and family protection) was the only business unit to pull back.

Overall Group activity rose 5.5% on a comparable basis to 18.3 billion euros with all activities moving ahead, particularly non-life (8%), where growth outpaced that of the market. On the whole, portfolios resisted in the face of needed rate adjustments in non-life and life. The surrender rate was steady in France despite a drop in rates paid out to policyholders.

Over and above this strong performance, AGF carried out several financial operations that increased the Group's financial solidity in optimal market conditions while reducing its risk profile:

- The sales of Enténial (effective in 2004) and AGF Belgium Banque enabled the Group to lower banking risk, while the sale of life businesses in South America (also effective in 2004) took place with an eye on profitability over the visible horizon. More than 500 million euros were reallocated;
- Simultaneously, the tendering of Crédit Lyonnais and Pechiney shares in public offerings helped adjust equity allocation downward to 12% at year end (vs. 17% in 2002 – business allocation) while reaping maximum value from these investments with realised capital gains of more than 950 million euros;
- And lastly, the divestment of more than 500 million euros in directly held property assets (nearly 240 million euros in capital gains) pulled property exposure down to nearly 8.5% at year end 2003; the contribution of shares of Sophia in the counter-offer of GE Real Estate will lower exposure even more but in 2004 under favourable market conditions (100 million euros of deferred capital gains in late 2003).

The cautious approach taken at the closing of 2002 (nearly one billion euros in provisions) along with all of these operation have given your company needed flexibility once again. The Group had unrealised equity gains of 0.3 billion euros at the end of 2003, swinging nearly 1.8 billion euros between the two closing periods.

Group net asset value was therefore up to 7.1 billion euros (+16%) under the combined effect of a marked improvement in results and significantly higher gross unrealized capital gains (+25% shareholders' share). The Group's consolidated solvency margin stood at a high level of 200% (+23 points).

The performance of AGF during 2003 reflected the market's anticipation of your company's results, since its price at 2003 closing stood at 43 euros, a rise of more than 35%; this performance ranked 7th among CAC 40 stocks; likewise, AGFs relative performance against the Eurostoxx insurance index was more than 18 points.

The initiatives taken throughout 2003 to straighten up profitability, rationalise structures and reduce risks, will continue. To this end, I have wanted to equip the group with a simplified organisation that is slimmer, less costly and more reactive. I also wanted to reshape and renew the Executive Committee, by adding individuals with complementary expertise as was the case of the General Management Committee with a renewed and mobilized management team.

Working together in 2003, we launched major strategic initiatives to sustain growth of results and improve profitability in the years to come.

These major projects, all of them particularly ambitious, are now well underway:

- The merging of individual life and financial services has a two-fold objective of responding to competition from banking through marketing policies and simplified structure in order to cut costs (nearly 75 million euros expected as of 2004) and build up reactivity;
- The creation of a single Health and Group ensemble will build a leadership position while rapidly improving profitability;
- And lastly, in property and liability insurance, the group expects to continuing its pursuit of profitability by developing synergies between agents and brokerage (claims appeals, expertise, claims administration) and the implementation of additional underwriting measures (especially on non-auto and affinity group segments). AGF is aiming for a combined ratio under 99% as of 2004.

Outside France, AGF is also pursuing initiatives and refocusing in order to maintain profitable growth. In Belgium, the group is counting on a new model based on a lighter cost structure and a forward position with brokers. In the Netherlands as in Spain, the group intends to maintain the level of non-life profitability and improve profitability in life and health. In South America the refocusing on non-life while improving the combined ratio in Brazil, mainly in auto, is also our intent.

These accomplishments could not take shape without the contribution of everyone, partners and employees included. I want to take this opportunity to salute them for their personal commitment and responsible attitude. It thank them in the name of our customers and shareholders alike.

And finally, you are well-acquainted with our group's commitment in sustainable development. We are convinced that for an insurance and financial services company like AGF, these principles guarantee lasting, steady growth that respects the environment. Mindful of the financial services industry's leadership role in change, our group has placed sustainable development at the heart of its strategy. In confirming this commitment, AGF intends to always "face the future with you" in the interest of all concerned, notably our employees, customers and our shareholders.



Jean-Philippe Thierry, Chairman and Chief Executive Officer


AGF

rofile and strategy

Profile

The AGF Group is a major player in insurance and financial services today, both in France and in more than twenty countries around the world. Backed by the n° 1 in European insurance, Allianz AG, of which it is a major entity, AGF is a general insurance company offering life and health and property and liability insurance, as well as banking and asset management services. AGF is also a world leader in credit insurance with Euler Hermès and in assistance and travel insurance with Mondial Assistance. Allianz has given AGF the responsibility for developing business on the group's behalf in a number of counties where for the most part AGF has historical ties. They include: France, Benelux, Spain, South America, Africa and the Middle East.

AGF generates volume of more than 18 billion euros in all of its business and employs more than 34 000 people around the world. Its activities are distributed at 38% for property and casualty, 39% for life and health insurance, 10% for financial services, 10% for credit insurance and 3% for assistance. More than 90% of its activities are concentrated in Europe with 64% in France. And AGF manages nearly 80 billion euros and has net asset value of 7.64 billion euros (at 31.12.2003).

Ties with Allianz

AGF is one of the Allianz Group's main entities, responsible for a major portion of its revenues and operating in one of its core business, namely the insurance of property and people in western Europe.

Since April 1998 Allianz has had a controlling interest in AGF and today holds 58.5% of its share capital. AGFs presence in the Allianz Group is an example of cooperative engagement based on decentralised management that respects the rights of minority shareholders. Allianz has delegated operating management in a number of countries to AGF, which regularly informs its parent of the state of business and discusses strategic directions.

Steady cooperation ...

Both groups' management teams work regularly together in strategic decision making and budgeting, as well as on matters that require the exchange of specific skills.

The review of strategic decisions usually occurs in July and leads to exchanges between the management of the two groups in a process known as "Strategic Dialogue". AGF and Allianz discuss particular strategic themes in this forum and work to arrive at a consensus of strategic initiatives to put into place.

The review of budget decision occurs in the 4th quarter. Typically AGF and Allianz meet in December in a process called the "Planning Dialogue" in order to discuss and refine budget objectives on a business by business and country by country basis. These meetings aim to validate the consistency of management decisions with strategic directions.

Individual subjects also lead to exchanges between the management teams of the two groups when the merging of skills in resolving strategic problems is required. This cooperative endeavour takes shape through the organization of specific task forces.

...based on decentralised management ...

Since insurance is above all subject to tight regulatory and business constraints based on country, the Allianz Group has adopted a management model based on local teams, which are responsible for different entities and manage their business while informing and carrying out regular exchange with managers of their business within Allianz.

These decentralized management teams also meet and have regular exchanges through an active programme at the highest level known as "Knowledge Management".

All of these joint efforts initiated by AGF and Allianz made possible a certain number of success stories in recent years, examples being the creation of Allianz Global Risks, the recovery of operating profitability in property and casualty and the creation of Euler Hermes.

...that is respectful of the rights of minority interests.

This modus operandi between AGF and Allianz also aims at respecting the rights of minority interests. Since the start of their collaboration, AGF and Allianz have implemented a number of processes to avoid any conflict of interest, therefore creating a corporate governance example.



The management of Allianz therefore has no direct involvement in the ongoing management of AGF operations, which are under local teams with recognised expertise. Allianz has only three seats on AGFs 14-member Board of Directors, five others being held by independent directors. And lastly, every decision in respect of an intra-group transaction has to be submitted to the Transactions Committee, which is chaired by an independent director. The Committee's approval is required before operating implementation.



Strategy

In 2003, acting under the impulse of the strategy infused into the group as of 2001, AGF launched new initiatives in three major areas:

- Pursuing improvement in operating profitability;
- Simplifying Group organisation;
- Strengthening and protecting the group's financial solidity.

And finally, involved in a policy of sustainable development with determination, AGF, also plans to:

- Sustain the growth of its business and the competitiveness of its networks.

This strategy, which falls naturally under the Allianz Group's 3+1 programme, is rolled out to each business where AGF has group responsibility.

Pursuing improvement in operating profitability

After two difficult fiscal years in 2001 and 2002, 2003 has seen a return to operating profitability of more than 12%. The Group plans to go much farther and post operating profitability of more than 13% in 2004.

In property and liability insurance, the group has instigated a grouping of underwriting and cost reduction initiatives in order to lower both claims and cost ratios. The two accomplishments should lead to a combined ratio that is distinctly beneath 100% as of 2004.

The group has wanted to bring **individual life and financial services** closer together in order to build a global offer of protection of individuals and their assets that can compete with banks. This merger must both give rise to a significant reduction in administrative and distribution costs (approximately 75 million euros in 2004) and a clear improvement in business productivity. The latter will occur through wider distribution of unit-linked products, a unified marketing approach and new business energy.

In **health and group,** profitability improvement means fast adaptation to a changing environment. The structural rise in health expenses and needs in complementary retirement require rate increases and steady product innovation. The group is firmly committed to the merger of these two entities in order to create a single ensemble that can meet tomorrow's challenges and seize growth opportunities.

In **the specialty businesses,** AGF intends to strengthen its positions of world leader. In credit insurance, Euler Hermes has to complete its merger, the success of which led to operating profitability of 14% in 2003. In **assistance and travel insurance,** the business leader, Mondial Assistance, has already shown that its business model is strong despite sluggish economic conditions, the weakness of the dollar and the softness of tourism. It must continue its profitable development.

Simplifying group organisation

AGF is involved in a process of group simplification and functional modernisation.

After the mergers of AGF, Athéna and Allianz France in 1999 and 2000, the group still had a complex organisation. Therefore, in order to meet current challenges, AGF decided to do the following:

- Renew and rejuvenate management committees (Executive Committee, General Management Committee, etc.) with individuals of complementing skills;
- Develop three major business units in France:
  - Property and casualty
  - Individual life and financial services
  - Health and group
- Continue its initiatives and refocusing outside France in order to maintain profitable growth;
- And lastly, separate line operations responsible for product design and distribution networks in order to maintain desired tension between profitability and growth.

Strengthening the financial solidity of the group and protecting it

The insurance industry particularly suffered in 2001 and 2002. Investments in the assets of insurance companies, placed in part in equities, flagged with the decline of markets in 2002 (-34%), while liabilities bore expenses with new risk emergence, the rise of certain claims expenses, storms, floods, industrial and material accidents that were not without an impact on contingency and liability commitments

Owing to the cautious position taken at the close of fiscal year 2002 (more than one billion euros in provisions for lasting impairment in value), the group was able to exploit its financial flexibility and at the end of fiscal year 2003 was in a position of strength due to financial operations carried out under favourable conditions (Crédit Lyonnais, Pechiney, Entenial, Sophia, etc.) and active management of its portfolios and commitments.

The Group plans to continue these efforts and in so doing protect its financial solidity (consolidated solvency margin is now at 200%, vs. 177% at the end of 2002) while pursuing active management of allocated capital and continuing stronger control over risks.

Sustaining the growth of our businesses and the competitiveness of our networks

Deeply involved in a policy of sustainable development, AGF intends to sustain growth while preserving the competitiveness of its networks.

Therefore, the group has gone on the offensive in relaunching the sales energy of its networks by developing cross sales that offer products that are innovative and adapted to customers. The group is also actively preparing for the present reforms of the retirement and health systems in France so it can seize the new opportunities for growth that are made possible by our businesses.

This entire strategy is rolled out in the group through major projects that are already well underway. AGF intends to meet its 2005 objective of being a "profitable, healthy group with less risk and concentrated on expanding activities".



Key figures

Distribution of 2003 revenues (18.3 billion euros)


By activity
2.7%
9.5%
9.7%
39.4%
38.7%
Life and health insurance
Property and liability insurance
Credit insurance
Assistance
Financial services


By geographic region
7%
29%
64%
France
Europe (outside France)
Other

Revenues


In billions of euros
15.11
17.58
18.46
17.12
18.28
1999
2000
2001
2002
2003

Premium income from insurance: +7%/year on average over 7 years


In billions of euros
1996-2003: +56%
10.6
10.9
13.4
13.4
15.8
16.6
15.4
16.5
29.6%
38.8%
2.9
3.2
4
3.5
6.2
6.4
1996
1997
1998
1999
2000
2001
2002
2003
Outside France*
France
* including premium income abroad from credit insurance and assistance

Net asset value



In euros per share
36.1
42.1
44.5
51.9
48.2
42.1
35.5
40.5
26.6
27.8
30.7
33
34
36.2
34.8
39
1996* 1997* 1998* 1999* 2000 2001 2002 2003
Unrealised capital gains, group share, after goodwill and equalisation provisions and taxes
Adjusted shareholders' equity
* Data prior to 2000 not directly comparable

Market value of assets under management



In billions of euros
43.9
55.4
65.6
71.6
74.6
76.1
76.3
79.9
5.5
7.8
9.3
7.6
5.1
4.7
40
49.9
57.8
62.3
67
71
73
75.2
1996* 1997* 1998* 1999* 2000 2001 2002 2003
Unrealised capital gains
Net book value
* Data prior to 2000 not directly comparable (incl. unit-linked)

*Financial debt**



As percentage
Financial debt (excluding subordinated liabilities) / Shareholders' equity (incl. minority interests) + subordinated liabilities
51.6
37.3
27.9
32.7
33
31.6
23.8
23
1996** 1997** 1998** 1999** 2000 2001 2002 2003
* Debt, excluding banking activities
** Data prior to 2000 not directly comparable

Salaried employees



24,577
30,722
30,132
27,154
31,788
32,822
34,139
34,135
%
39.2
38.8
38.6
33.9
41.3
42.3
44.6
45.6
%
60.8
61.2
61.4
66.1
58.7
57.7
55.4
1996 1997 1998 1999 2000* 2001* 2002* 2003*
Abroad
France
* Consolidation of Mondial Assistance (AGF share) in the calculation

Consolidated net income


In millions of euros
234
293
503
667
884
732
268
763
1996*
1997*
1998*
1999*
2000
2001
2002
2003
* Data prior to 2000 not directly comparable

Ordinary results after taxes of insurance companies and banking


In millions of euros
332
349
573
663
942
909
332
1,140
1996*
1997*
1998*
1999*
2000
2001
2002
2003
* Data prior to 2000 not directly comparable

Weighted, undiluted net earnings per share (EPS)


In euros per share
1.72
2.07
2.73
3.65
5.21
4.36
1.57
4.41
1996*
1997*
1998*
1999*
2000
2001
2002
2003
* Data prior to 2000 not directly comparable

Net dividend per share


In euros per share
0.76
0.76
1.14
1.62
2.00
2.00
1.00
1.80
1996
1997
1998
1999
2000
2001
2002
2003

Return on Equity (ROE)


In percent
6.7
7.5
10
12.1
17.5
13.1
4.6
13.2
1996*
1997*
1998*
1999*
2000
2001
2002
2003
* Data prior to 2000 not directly comparable

Solvency margin *


In percent
177
200
2002
2003
* The calculation of adjusted margin was prepared in keeping with the Insurance Code.
The solvency margin includes future profit-sharing limited to deferred acquisition costs exceeding the Zillmerisation difference.

Profitability of allocated capital by business unit


In percent
9.5
13.2
9.4
9.2
11.4
10
14.5
15.2
12.5
12.3
15.5
13
10.2
9.3
14
14.1
15.1
6.3
5.7
16.4
10.3
13.6
10.9
9.8
12.2
Insurance in France
Total outside France
Credit insurance
Asset Management And banking
Total AGF (excl. holding cos.)
Au 31.12.1999*
Au 31.12.2000
Au 31.12.2001
Au 31.12.2002
Au 31.12.3003
* Data prior to 2000 not directly comparable
For more detail on these indicators, see "Strategic management of value".

Activities and equity investments


Assurances générales de France
100%
AGF Holding
99.15%
99.99%
99.99%
AGF IART
AGF International
AGF Vie

Non-life insurance in France

AGF Iart	99.15%
AGF La Lilloise	100.00%
Les Assurances Fédérales Iard	95.00%
Calypso	100.00%
Mathis Assurances	100.00%
Qualis	100.00%
La Rurale	99.77%

Life insurance in France

AGF Vie	100.00%
Arcalis	99.85%
Coparc	100.00%
Compagnie de Gestion et de Prévoyance	99.76%
Génération Vie	80.00%

Specialty businesses

Credit insurance	
Euler Hermes	70.69%
Assistance and travel insurance	
Elmonda (Mondial Assistance)	50.00%
Financial insurance	
AGF Assurances Financières	100.00%
Legal protection	
Protexia France	66.00%

Finance and property

Financial activity and investments	
AGF Asset Management	99.85%
Banque AGF	100.00%
W Finance	99.99%
(Entenial)	72.16%
Oddo et Cie	26.98%
Property activity and main investments	
AGF immobilier	100.00%
Gecina	22.58%
(Sophia)	26.54%

Insurance outside France

AGF international	99.99%
● EUROPE	
Belgium - Luxembourg	
AGF Belgium Insurance	100.00%
AGF Life Luxembourg	100.00%
The Netherlands	
Allianz Nederland Groep	100.00%
Spain	
Allianz Seguros y Reaseguros	50.00%
● AFRICA, NEAR AND MIDDLE EAST, NORTH AFRICA	
Africa	
AGF Afrique (Subsidiaries in Benin, Burkina Faso, Cameroon, Central Africa, Ivory Coast, Senegal, Mali and Togo)	100.00%
Lebanon	
Société Nationale d'Assurances	100.00%
Egypt	
Arab International Life Assurance Company (AILC)	100.00%
Arab International Insurance Company (AIIC)	80.00%
Tunisia	
Astrée	42.08%
● SOUTH AMERICA	
Argentina	
AGF Allianz Argentina Generales	100.00%
Brazil	
AGF Brasil Seguros	69.40%
AGF Saude	100.00%
Chile	
AGF Allianz Chile Generales	99.90%
Colombia	
Colombiana de inversion (Colseguros)	99.98%
Venezuela	
Adriatica de Seguros	96.97%

Percent control at 31 December 2003

Highlights


AGF

Appointments and organisation

Jean-François Debrois, Managing Director AGF wished to retire after 35 years at AGF. Individual life activities were therefore placed under Laurent Mignon, the Executive Committee member responsible for financial services.

Jean-Francois Lequoy, Chief Financial Officer, joined the group's Executive Committee.

After the departure of **Patrick Warin,** health and group activities will be supervised by **Gilles Johanet,** former director of CNAM, who joined the group on 15 September 2003 and will be a member of the General Management Committee.

After the Combined Ordinary and Extraordinary Meeting of Shareholders last 26 May at the Maison de la Chimie, Mr. **Michael Diekmann,** Chairman of the Executive Board of the Allianz Group, was appointed a director of the AGF Group.

Life and health insurance

Oddo et Cie and AGF created **Génération Vie,** a joint life company dedicated to **Oddo customers.** By joining forces, the two partners are combining **a tailor-made market and portfolio service** with the solidity and expertise of a major life insurer.

With a present network of 500 advisors certified by the Association of Portfolio Management Advisors (*l'Association des Conseillers en Gestion de Patrimoine,* or the CGPC), **AGF Assurfinance** is holding on to its lead and frontrunner position of certification in France. AGF Assurfinance is actually **the largest organisation of certified portfolio management advisors in France.**

Santeclair, the subsidiary of AGF and MAAF/MMA, has extended its centre of multi-insurer exchanges "PEIPSP" to the **optical area.** Henceforth, this centre makes it possible to eliminate paper and optimise third-party payor agreements with the complementary plan for dental and optical care. These services are addressed to 2,700 dentists and 1,000 optician partners of Santeclair and to supplementary health policyholders of the AGF Group. It will affect those of the MAAF/ MMA by the end of 2003.

AGF ExpaSanté, the new health offer of AGF Collectives for French expatriates was launched by the Department of Organisation and International Mobility (*Direction des Organisations et de la Mobilité Internationales,* or the DOMI) of AGF Collectives. It is a highly flexible offer comprising 3 modules, three levels of reimbursement and two areas of coverage. The base module covers hospitalisation, surgery and health-related repatriation.

Property and liability insurance

Group Chairman, Jean-Philippe Thierry, instigated a reorganisation of the Executive Committee by assuming **responsibility for property and liability insurance** after the departure of Gérard Pfauwadel last April.

Property and liability insurance saw **significantly higher premium income** owing mainly to aggressive rate increases. In such a context, portfolios remained relatively stable, proving the loyalty of customers and the appropriateness of underwriting measures.

Flooding in southeastern France. As soon as the bad weather set in, AGF put its action plan for flooding into place and took emergency steps. A crisis centre was set up in the southeastern regional department so general agents could fulfill their objective of proximity and handle the claims of individuals and corporate customers rapidly.

Financial Services



AGF and Crédit Foncier signed a definitive agreement on the sale of Enténial. This agreement establishes the procedures for AGFs sale of its stake of 72.15% in the share capital of Enténial. The amount of the sale was temporarily set 575 million euros for all of the share capital or 48.64 euros per share. This operation has enabled AGF to pursue its strategy of optimising allocated share capital by participating in the reduction of banking risk exposure while retaining rights of distribution for the new entity.

In acquiring Dresdner Gestion Privée, AGF elected to have a presence in a new business, private banking, which has taken its place in the line of financial services. Under Laurent Mignon, AGF Managing Director, this business is finding its place between AGF Asset Management and Banque AGF mainly in service to group networks.

Moody's Investors Service gave a rating of Aa1 (MQ) to AGF Asset Management's rate management department. This rating is the second highest possible rating on Moody's quality management rating scale. It reflects the agency's opinion as to AGF Asset Management's quality of rate management and its team, organised by functional lines of responsibilities.

Property

In November 2003, the group was informed of the proposed takeover bid by GE Real Estate Investissement France for the shares of Sophia at 41 euros per share and decided to tender the shares it held.

International

AGF Belgium concluded an agreement with ING Belgique in respect of the disposal of its subsidiary, AGF Belgium Bank. This operation falls under the strategy of focusing AGF Belgium on a single, unique distribution channel, namely brokerage. The sale was also in keeping with AGF Group's policy of concentrating on its core business, the protection of individuals and institutions and their wealth. The transaction is for 59.4 million euros.

In keeping with its strategy of optimising allocated capital, the AGF Group decided to pull away from its **life insurance activities in Chile and Brazil** in order to refocus on the insurance of property and liability on the South American continent.

Employee shareholders

At the conclusion of a subscription period reserved for employees that occurred between 24 November and 4 December 2003, **AGF increased share capital by issuing new shares on 29 December.** The total number of new shares issued, with rights of ownership starting 1 January 2004 totalled 1,214,304 for a payment of 42,840,645 (35.28 euros per share). Group employees now hold about 2.2% of the group.


AGF

Communication

"AGF: facing the future with you"

Starting last 6 April, AGF rolled out a **new signature and a major corporate campaign** in support of its strategic positioning and to assert its presence in a competitive market where traditional players and newcomers are investing massively.

This campaign makes use of several media, both television and the press, in order to present the diversity of businesses, over the radio to stress proximity, and on the internet. It will have reached 2.5 million internauts and enabled the agf.fr site to pass 100,000 visitors per month.

Efficiency, precision, discipline, skill-such are the demands that AGF shares with the sports world. In 2003, AGF maintained its commitment in three major sports: sailing (Tour de France à la Voile), golf (Open de France and Golf Tour AGF-Trophée des régions) and basketball (Pau-Orthez and Gravelines) which enabled it to meet its image and proximity objectives.

Sustainable development

AGF Campus 2003 Prize

Launched in 2002, the AGF Campus prize recognises **student projects with a humanitarian, social, environmental, cultural, economic or athletic orientation.** It was the "Obra'sil" team that won the prize for 2003 with 4 other finalists. This project, presented by the students of EDHEC Lille, relates to a centre in Ribeirao Preto, Brazil for pregnant adolescents, prostitutes, or children on their own.

AGF Assurances turned to highway safety on 13 and 14 December by organising a major event in Vannes called **"highway safety in the spotlight"** in order to sensitise the public to dangers on the road.

2003 Olive Branch

At the 2003 event last 17 June in Nancy, the Foundation AGF-Institut de France, chaired by Jean-Philippe Thierry, awarded the **Olive Branch** to eleven participants working for children who are victims of a handicap or a chronic illness.

The Foundation AGF-Institut de France, which celebrated its 20th anniversary, **awarded the 2003 prize to Professor Philippe Menasché** for his work on serious heart problems. Founded in 1983 under the sponsorship of the Institute of France, the Foundation AGF-Institut de France encourages basic research in France.

SAM, the rating agency, gave AGF an overall rating of 67 with the highest rating in the sector being 71. Moreover, AGF rose by 6 points from last year. This reflects the company's strong performance in terms of business, environmental and social criteria.



The organisation of AGF group management

THE ORGANISATION OF AGF GROUP MANAGEMENT

at 31 March 2004



Jean-Philippe THIERRY,
Chairman and Chief Executive Officer



François THOMAZEAU,
Managing Director



Laurent MIGNON,
Managing Director



Louis de Montferrand
Deputy Managing Director



Jean-François LEQUOY,
Deputy Managing Director

The executive committee

- **Jean-Philippe Thierry,**
  Chairman and Chief Executive Officer
- **Laurent Mignon,**
  François Thomazeau
  Managing Directors*
- **Jean-François Lequoy**
  Louis de Montferrand
  Deputy Managing Directors
- Secretarial support for the executive committee is provided by
  Jean-Michel Mangeot
  General Secretary

** of various AGF subsidiaries (see financial sections of the annual report under Board of Directors and Managing Directors)*

The general management committee

Jean-Philippe Thierry,
Laurent Mignon,
François Thomazeau,
Jean-François Lequoy,
Louis de Montferrand,
Jean-Claude Chollet,
Paul-Camille Bentz,
René Bergère,
Gilles-Emmanuel Bernard,
Richard Bonfils,
Gérard Bonnet,
Géraud Brac de La Perriere,
Jean-François Bruno,
Alain Burtin,
Michel Campéanu,
Jean-Claude Chaboseau,
Monique Chézalviel,
Alain Demissy,
Patrick Dixneuf,
Laurent Doubrovine,
Guilhem Ducouret,
Daniel Fortuit,
Robert Franssen,
Hervé Gloaguen,
Michaël Hörr,
Gilles Johanet,
Jean Lanier,
Xavier Lehman,
Murielle Lemoine,
Bertrand Letamendia,
Jean-Michel Mangeot,
Patrick Mortagne,
Hugues de Roquette-Buisson,
Nicolas Schimel,
Vicente Tardio,
Philippe Toussaint,
Henri J-E-J Van Lent,
Clemens Von Weichs

Group activities reporting to the Chairman

General Secretariat: Jean-Michel Mangeot,
member of general management committee.
General audit: Hervé Gloaguen,
member of general management committee.
Communication: Martine Laisné.
Procurement: Jean-Claude Chollet,
member of general management committee.
Igor Lafaurie, Director of Procurement.

Finance

Under Jean-François Lequoy,
Deputy Managing Director, member of the executive committee.

Accounting: Richard Bonfils,
member of general management committee.
Taxation: Emmanuel Gorlier.
Risk Management and Control: Alain Burtin,
member of general management committee.
Department of Insurance investments: **Xavier Lehman,**
member of general management committee.
Cash management: Vincent Herlicq.
Corporate Finance: Fanny Pallincourt.
Private Equity: Xavier Lehman,
member of general management committee,
Christophe Bavière, Chairman of the Executive Board.

Property and liability insurance

IARD France, under the responsibility of Louis de Montferrand, Deputy Managing Director,
member of the executive committee.

Department of Risks and Services: Gilles Pestre.
Professional, Individual Non-life Department Organisation and data systems: Patrick Dixneuf,
member of general management committee.
Commercial Non-life Department: Daniel Fortuit,
member of general management committee.
Claims Department: Gérard Bonnet,
member of general management committee.
Management Control Department and Accounting: Guilhem Ducouret,
member of general management committee.
General agents: Nicolas Schimel,
member of general management committee.

AGF Global Brokerage: Michaël Hörr,
member of general management committee.
AGF La Lilloise:
Jean-Michel Mangeot,
member of general management committee,
Chairman and Chief Executive Officer.
Jean-Yves Julien, Deputy Managing Director.

Life and Financial Services

Under the responsibility of Laurent Mignon, Managing Director, member of the executive committee.

Individual Life Business: Laurent Mignon,
member of the executive committee
Underwriting and Life Products Department:
Laurent Doubrovine,
member of general management committee.
Life Operations Department: René Bergère
member of general management committee.
Strategic Marketing and Management: Murielle Lemoine,
member of general management committee.
Audit and Quality: Yves Thalassinos.
Dedicated Sales Forces Department:
Gilles-Emmanuel Bernard,
member of general management committee.
Department of Brokerage and Partnerships, Engineering and Portfolio Development: Philippe Toussaint,
member of general management committee,
Chairman of Dresdner Gestion Privée.
Banque AGF: Michel Campéanu,
member of general management committee.
AGF Asset Management / AAAM: Géraud Brac de La Perrière,
member of general management committee.
AGF Immobilier: Bertrand Letamendia,
member of general management committee.
W Finance: Philippe Labrosse.

Health and Group Insurance

Under Gilles Johanet,
member of general management committee

Health: Patrick Mortagne,
member of general management committee.

Group: Jean-Claude Chaboseau,
member of general management committee.

Medical Department, Life and Health: Martine Bernaudat.

Internal Audit: Françoise Lang.

Santéclair: Marianne Binst.

International and Central Support Activities

Under François Thomazeau,
Managing Director, member of the executive committee.

International

General Secretariat for International Affaires:
Joël Azouz, Benoit Redon.

Europe
Belgium: Robert Franssen,
Chairman of management committee of AGF Belgium,
member of general management committee.
Netherlands: Henri J-E-J Van Lent,
Chairman of Executive Board of Allianz Nederland,,
member of general management committee.
Spain: Vicente Tardio,
Administrator Delegate, CEO of Allianz Seguros,
member of general management committee.

South America
Under Jean-Charles Freimüller,
(until March 2004)
Chairman and CEO of AGF Allianz South America,
member of general management committee.
Argentina: Carlo Carlin, Vice-Chairman, Managing Director.
Brazil: Max Thiermann,
chairman of general management committee.
Chile: Olivier Spérat-Czar, general manager.
Colombia: Francis Desmazes, CEO.
Venezuela: Ghislain Fabre, managing director.

Africa, Overseas Departments and Territories, Middle East/North Africa
Under Hugues de Roquette Buisson,
member of general management committee
Africa: Hugues de Roquette Buisson, Vice-Chairman, Managing Director of AGF Afrique,
member of general management committee.
Yann Dujardin, Managing Director Delegate of AGF Afrique.
Overseas Departments and Territories: Patrick Rolland, Director of AGF Outre-Mer.
Egypt: John Metcalf, Chairman and CEO.
Lebanon: Antoine Wakim, Chairman and CEO.
Tunisia: Mohamed Hachicha,
Chairman and CEO of Astrée.

Central Support Activities

AGF Informatique: Paul-Camille Bentz,
member of general management committee.
Director of Group Human Resources:
Monique Chézalviel,
member of general management committee.
Legal Department: Jean-François Bruno,
member of general management committee.
Department of Administrative Services:
Marie-Hélène Moitier.
Reinsurance: Daniel Fortuit,
member of general management committee.

Other businesses

Protexia France: Jean-Michel Mangeot,
Chairman and CEO.
Frédéric Baccelli,
Managing Director Delegate.
Non-life Partnerships and New Business:
Jean-Claude Chollet,
member of general management committee,
Jean-Marc Paroissien.
Euler Hermes: under Laurent Mignon,
Managing Director, member of executive committee.
Jean Lanier, member of general management committee.
Mondial Assistance: under François Thomazeau,
Managing Director, member of executive committee.
Alain Demissy, member of general management committee.

Joint Employee Management Committee

Administrative: Jean-Jacques Cette, Dominique Eiser, Pascal Verachten, Marie-Josée Darbord, Eric Pajot, Jacques Landauer, Philippe Moscova, Bernard Raiteri, Alain David, Claudine Lutz, Gérard Bachelet, Chislaine Cornu, Viviane Groud, Valérie Métais, Geneviève de Mena.
Inspectors: Patrice Plamberck, Daniel Heroguelle.
Employee Producers: Eric Simon, Alain Lefevre, Luc Augagneur, Louis Garnier, Pascal Charret.

The men and women of the AGF Group

2003 employees of consolidated companies of the AGF Group

Total AGF France and Outside France: 34,135 in 2003 (34,139 in 2002)

AGF in France	18,908	18,564
Management personnel in France	**2002**	**2003**
AGF Iart, AGF Vie	8,608	8,357
AGF	0	8
AGF Assurances Financières	0	6
AGF La Lilloise	273	250
La Rurale	8	6
Arcalis	2	2
AGF Informatique	817	801
AGF Banque	313	317
AGF Asset Management	186	138
Dresdner Gestion Privée	0	30
W Finance	116	110
AAAM	8	11
AGF Immobilier	180	177
Phenix Immobilier	4	4
Larose Trintaudon	63	60
Assurances Fédérales	75	74
Calypso	58	52
Santéclair (employees at 50%)	0	32
Qualis	6	3
Protexia	28	28
Entenial	1,391	1,371
Euler (employees in France)	1,311	1,331
Mondial Assistance (employees in France) (proportionally consolidated)	848	944
TOTAL	**14,295**	**14,112**

Sales personnel in France	**2002**	**2003**
AGF Iart, AGF Vie	4,362	4,190
W Finance	208	166
La Rurale	2	0
Euler	24	23
Arcalis	14	12
AAAM	3	2
AGF Asset Management	0	42
Dresdner Gestion Privée	0	17
TOTAL	**4,613**	**4,452**

AGF outside France	15,231	15,571
ABROAD	**2002**	**2003**
AGF RAS Group (Spain) (proportionally consolidated)	1,125	1,131
AGF RAS UK	22	15
AGF Benelux Group	1,526	1,424
Allianz Nederland (Holland)	1,609	1,486
Allianz Nederland (Belgium)	58	59
Phenix (Switzerland)	63	0
AGF Chile	379	327
AGF Argentina	192	172
Adriatica	386	318
AGF Colombia	1,573	1,303
AGF Do Brasil	1,494	1,455
AGF Afrique	352	377
SNA	96	116
AGF Egypt	0	198
Others (St Barthes Assurances)	4	4
AGF IART and VIE expatriates	60	51
A.G.F Asia	73	71
Euler	4,072	4,244
Mondial Assistance (proportionally consolidated)	2,149	2,812
Dresdner Gestion Privée	0	8
TOTAL	**15,231**	**15,571**


27



AGF and the Bourse



With market capitalisation of 8.103 billion euros, at 31 December 2003, AGF ranked 29th on the SBF 120 in France and 46th on the Euronext 100 index, which includes the 100 highest capitalizations of the Bourses of Amsterdam, Brussels, Paris and Lisbon.

On this date, the position of AGF on the CAC 40, based on a free float of 3.646 billion euros, was 36th in terms of market capitalization, but 15th in terms of the daily volume of shares traded compared to free float.

AGFs capitalisation rank resulted from Euronext's turning from overall market capitalisation as the representation criterion of members of the CAC 40 on 28 November 2003 in favour of free float capitalisation with sectoral representation and daily transaction volume included.

Along with this market change, a liquidity contract presented to the Board of Directors in the last quarter of 2003, was implemented in November 2003 in order to follow share liquidity by limiting stock volatility, easing erratic changes attributable mainly to speculative trading in favour of a longer term shareholder body.

The liquidity contract initially was for 1,870,000 shares taken from treasury shares. At 31 December 2003, there was a net sales balance of 330,272. The plan put into place in a volatile market contributed to the positive movement of AGF stock in the second half, which had reached 43.06 euros at the closing of the fiscal year. With global capitalization significantly higher, by nearly 36% over all of fiscal year 2003, AGF affirmed its position in the CAC 40, and along with AXA is one of the two insurance stocks on the Paris index.

Market performance

During fiscal year 2003, when the insurance sector indexes - DJ stoxx Insurance and DJ Euro stoxx Insurance - reported rises of 10.41% and 16.51%, respectively, and over the same period, the CAC 40 rose 16.12% to 3 557,90 points, AGF stock outperformed all of these indexes with a remarkable advance of 34.98%, placing it 7th in the lead index of the Paris Bourse in terms of price change over a year, with its stock rising from 31.90 euros at 31.12.2002 to 43.06 euros at 31.12.2003.

Relative performance of AGF, the CAC 40 and the Euro Stoxx Insurance index (base 100 at 31 December 2002).


PERFORMANCE OF AGF, THE CAC 40, AND THE EUROSTOXX INSURANCE
150
140
130
120
110
100
90
80
70
60
AGF: 43,06 euros
CAC 40: 3557,9
DJ Euro Stoxx Insurance: 188,666
31.12.2002
30.06.2003
31.12.2003
Base 100 from 31/12/02 to 31/12/03

Volume of AGF shares and capital traded in 2003

In 2003, 116,598,351 AGF shares were traded over 255 trading sessions.

The daily average volume in 2003 stood at 457 248 shares for 16.520 million euros, a rise of 23% in volume from the prior fiscal year.

In the last quarter, daily trading volume rose to the 500 000 share level, and the trend continued through the beginning of 2004, placing AGF among the 15 most dynamic stocks in the CAC 40 if this daily volume is compared to the volume of free float at 31 December 2003.

Monthly trades of AGF stock on Euronext Paris (source: Bloomberg)

	Number of shares traded	Capital in millions of euros	High (euros)	Low (euros)
2002				
September	8,460,341	217.059	40.20	24.88
October	10,792,107	370.407	35.20	22.75
November	7,974,232	295.565	38.70	30.62
December	6,802,962	216.253	38.20	30.71
2003				
January	6,943,776	194.648	36.30	26.70
February	8,610,166	218.259	29.50	23.33
March	9,629,991	236.917	27.82	21.12
April	10,374,038	309.696	30.56	23.80
May	11,239,508	363.295	33.59	28.82
June	10,433,265	374.168	36.78	32.80
July	10,555,225	445.652	42.59	34.43
August	8,498,296	348.796	44.68	40.26
September	8,326,140	335.918	44.65	39.60
October	10,128,686	455.446	47.49	40.01
November	14,087,223	596.805	47.28	40.70
December	7,772,037	332.977	44.44	41.79
2004				
January	12,611,822	602.845	49.83	42.74
February	8,114,510	422.117	53.10	47.74





Main market data

AGF stock	1996	1997	1998	1999	2000	2001	2002	2003
In euros Undiluted, net earnings per share, weighted	1.72*	2.07*	2.73*	3.65*	5.21	4.36	1.57	4.41
Undiluted, net earnings per share, unweighted	1.72	1.70	2.73	3.80	5.25	4.33	1.56	4.37
Net dividend per share	0.76	0.76	1.14	1.62	2.00	2.00	1.00	1.80
High **	26.82	51.41	60.20	58.00	74.00	73.40	58.45	46.78
Low **	19.54	24.56	42.40	46.00	49.10	43.91	22.90	21.27
In millions of shares Total number of shares issued at 31.12	136.14	172.33	184.33	184.53	184.58	184.68	186.91	188.17
Fully diluted number of shares	136.94	186.19	186.69	187.63	188.60	189.60	191.75	194.07
Treasury				9.11	16.19	15.55	15.35	13.60
Number fully diluted shares after treasury	136.14	172.33	184.33	175.42	168.39	169.13	171.55	174.57
Number fully diluted shares after treasury	136.94	186.19	186.69	178.52	172.41	174.05	176.39	180.47
Weighted number of shares outstanding	136.14	141.99	184.33	182.54	170.01	167.93	170.17	172.93

** Data prior to 2000 not directly comparable*

*** Highest and lowest closing prices for the year*

Note: the 2003 dividend (1.80 euros) is subject to the approval of shareholders.

The distribution of share capital

According to a study in December 2003, AGFs share capital was distributed among 115,595 shareholders, including 4,075 registered shareholders and 111,520 bearer shareholders (TPI* study at 31 December 2003).

There were 113,167 individual shareholders of an average of 70 shares. 39.6% of them lived in the Paris area.

The main institutional shareholders (at 31.12.2003 in % of share capital):
Allianz AG = 58.5%
CDC Group = 1.7%
The share of foreign shareholders in share capital, in consideration of the stake of 58.5% of Allianz AG, stood at 74.5%.
In 2003, AGF Group employees subscribed to newly issued AGF shares that were place in an employee savings plan (*fonds communs de placement d'entreprise*), thus increasing plan holdings of AGF personnel by one-third, to 2.3% of share capital and 5.6% of free float at 31 December 2003.
On that date, the share capital of AGF stood at 860,602,016.60 euros represented by 188,172,639 shares, a rise of 1,266,479 shares, which increased AGF free float

* TPI: *Titre au porteur identifiable*

Distribution of AGF share capital (at 31.12.2003)


2.3%
27.8%
58.5%
7.2%
4.2%
ALLIANZ AG
AGF treasury
Individual shareholder
AGF employee savings plan
Institutional shareholders

Distribution of AGF free float
(at 31.12.2003)


1%
0.9%
3.6%
0.3%
0.2%
5.7%
17.5%
11.6%
10.1%
14.7%
5.6%
28.8%
Treasury
Individual shareholders
AGF employee savings plan
France
United Kingdom
North America
Benelux
Germany
Switzerland
Italy
Australia
Others

AGF free float

The definition of free float used this year meets the criteria applied to AGFs presence in the CAC 40 (rounded to 45% of its share capital for purposes of the index) which includes AGF treasury shares amounting to 7.2% of share capital at 31 December 2003.

This free float, which was arrived at by reducing Allianz AGs stake from share capital, stood at 41.5% of share capital or 78,039,369 shares.

Over and above the share capital reserved for employees in December 2003, which created 1.2 million shares, after 1.5 million resulting from a similar operation in August 2002 and exercises of stock subscription offers during the year, which increased outstanding shares in 2003, market operations in respect of a portion of treasury shares for total net sales of 1.76 million shares also increased free float at 31 December 2003.

Free float is 61.4% held by French shareholders, in consideration of treasury, which amounted to 17.5% of free float on that date.

The main countries represented were (in decreasing order of free float %): the United Kingdom (14.7%), North America (11.6%), Benelux (5.7%), Germany, excluding Allianz AG (3.6%), Switzerland (1%), Italy (0.9%) and Australia (0.3%).

Shareholder information



The Departments of Financial Communication and Shareholders Relations, which have been part of the General Secretariat since the privatisation of the group in 1996, work closely together in providing information services to all shareholders, institutional and individual alike.

There are specific services that provide regular information to individual shareholders:
- voice box: 01 42 96 08 77
- The Shareholders' Club with 34,000 members provides access to:
  - a toll-free number: 0800 02 23 30
  - training sessions at the Ecole de la Bourse,
- an internet site: http://www.AGF.fr, under the rubric "Financial Communication".

Club members receive regular information on major current events in the company through:
  - a quarterly shareholders' letter,
  - specific meetings through France organised by AGF or cooperatively with Euronext, the FFCI, the CLIFF or financial supports such as Investir or Le Revenu, or alone, or with other companies of the CAC 40.

Summary of 2003

In 2003, AGFs Shareholders' Club, acting alone or in partnership, organised 8 meetings of individual shareholders, which took place in Antibes, Bordeaux, Dijon, Marseille, Montpellier, Lyon, Paris and Strasbourg.

4 Ecoles de la Bourse market training sessions took place in Grenoble, Nancy, Toulouse and Tours.

On each occasion, those invited included not only the regional members of the Club, but also members of investment clubs and the representatives of different shareholder associations. In this way, many individual shareholders were able to meet and talk to members of AGF management. These meeting complemented the information given in the shareholders' letter, which is distributed 4 times per year.

Given the interest shown by shareholders, for 2004 AGF has a programme of 9 new meetings in Paris and other areas of France, which will be rounded out by 4 training sessions at the Ecole de la Bourse.

These meeting bring AGF closer to its individual shareholders and makes it possible to be attentive to their expectations.


Finance

Calendar of publications

Premium income for 2003
Thursday, 5 February 2004

Results for 2003
Tuesday, 16 March 2004

Premium income for 1st quarter 2004
Thursday, 6 May 2004

General Meeting of Shareholders for 2003
Tuesday, 25 May 2004

Dividend payment
Wednesday, 26 May 2004

Premium income for 1st half 2004
Thursday, 5 August 2004

Pre-results for 1st half 2004
Mid-August 2004

Results for 1st half 2004
Wednesday, 22 September 2004

Premium income for 3rd quarter 2004
Thursday, 4 November 2004

AGFs financial calendar for 2004

In addition to the services that appear listed on the right, shareholders may address their communications to:

Jean-Michel Mangeot
General Secretary of the AGF Group
87, rue de Richelieu
75002 Paris

or contact directly:

(institutional shareholders and financial analysts)
- Marc de Pontevès, tel.: (33-1) 44 86 20 99,
- Vincent Foucart, tel.: (33-1) 44 86 29 28,
- Natacha Rousset tel.: (33-1) 44 86 37 64,
- Christelle Sauvet tel.: (33-1) 44 86 29 79,
- Béatrice Ducasse, tel.: (33-1) 44 86 43 00,

Individual shareholders
- Marc de Pontevès, tel.: (33-1) 44 86 20 99,
- Marie-Serjë Gauthier, tel.: (33-1) 44 86 44 06,
- François Echeviller, tel.: (33-1) 44 86 48 06,
- Jean-Marie Guinot, tel.: (33-1) 44 86 48 05.





The strategic management of value

For several years, AGF has been implementing a very active policy of strategic management of value created for the shareholder.

It directs, supports and measures the impact of the daily decisions of management according to 2 main guiding tools:

1/ monitoring the normalised profitability of activities

2/ monitoring embedded value.



Measuring the normalised profitability of insurance activities

The AGF method

Principle: capital contributed by the shareholder, far from being a cost-free or abstract resource, is a guarantee of security given to policyholders. Therefore, its cost has to be included in the cost of good sold.

Calculated on book shareholders' equity, the traditional measure of profitability, ROE ("Return on Equity") only addresses the global performance of the group and does not allow for analysis by activity.

AGF is original in that it has built a simple and disciplined approach to these issues, allowing for detailed financial communication by activity and more efficient management of the value created by the group.

In practice this approach is based on:

- the normalisation of the results of each activity, which consists of making a limited number of adjustments to book results so that they reflect underlying business performance better, independently of the accounting presentation applied, the market environment or policies for reporting results;
- the allocation of capital to activities based on their contribution to the total risk of the company.

The approach then makes it possible to compare business results to capital and determine normalised profitability by business or country.

Normalised results

The book results of an insurance company are sensitive to the accounting structure used, market volatility and capital gains taken on investments. For this reason financial analysts often restate them to estimate underlying business results. AGF applies a limited number of restatements. They relate mainly to financial income, certain accounting methods, revenues from surplus capital and taxes:

- Normalised financial income equals the desired performance over the medium term on investments

It facilitates a vision of the base of profitability of insurance activities. Normalised performances applied to the market value of investments are now 8.5% for euro-zone equities, 6.0% for property in France and 5.5% for carrying operating assets (parameters identical in 2002). Interest rate products (fixed or floating rate bonds, cash equivalents, loans, advances on policies), which by nature are less volatile, are not normalised.

2003 – Comparison of real and normed investment income

	Consoli-dated real bef. except. (1)	Cancellation adjustments in value ACAV	Change PPE and PRE (unit-linked adjustments)	Real net of PPE (2)	Normed (bef. EK) (2)	Dev. (real -normed)
Life and health in France	2,463	-474	-50	1,939	2,104	-165
Non-life and assistance in France	415		-9	406	431	-25
Credit insurance	85			85	97	-12
International: life and non-life	544	-82		462	708	-246
Other activities	121			121	39	82
Total	3,628	-556	-59	3,013	3,379	-366

* *PPE: provision for surplus profit-sharing.*
PRE: provision for capital loss exposures
EK: surplus capital
(1) Source: annex 32 (Total of annex 32, net of unit-linked adjustments)
(2) These amounts do not include unit-linked adjustments

- The other restatements mainly concern accounting measures such as the general provision for surplus profit-sharing (in life insurance), where changes are restated based on the normalization of financial income to measure underlying economic results.
- Surplus capital equals the difference between resources contributed by the shareholders (net asset value) and net capital requirements. The greater the surplus, the more results increase without contributing value for the shareholders through the simple financial investment of corresponding sums. To judge the performance of activities at the level of comparable risks, it is necessary to cancel the revenues from the investment of surplus capital.
- The last normalisation restatement relates to taxes in order to determine a tax charge that is consistent with the other items on the normalised profit and loss statement and to cancel the impact of tax losses carried forward from prior years. In practice AGF applies the normal tax rate on companies to pre-tax normalised results taking into consideration tax credits and reduced rate taxes on capital gains (normal rate 35.4% in 2003 and 2002).

Normed results of activity
in million of euros


1,048
206
249
252
341
712
86
229
79
318
2002*
2003
Life + health in France
Property and liability in France
International
Other
* Published in annual report of 2002

Realised at 31 December 2003
Transition from normed results to real results (in millions of euros)

Total operating contributions of activities, excl. holding cos.	1,048
Holding cos. (incl. international)	-85
Normed net results	963
Financial and tax normalisation restatements	58
Equalisation provision (Euler)	-11
Non-recurring*	4
Exceptional results	-141
Goodwill amortisation	-110
Consolidated net results	763

* *In 2002: operations at the bottom of the balance sheet (-86); write-back of provision for general banking risk (20); PCAAP amortization of Zwolsche (-13); other (-7).*

Allocated capital

In order to provide an adequate level of security, the insurer has to set aside enough resources to meet insured uncertainties.

This solvency requirement can in practice be estimated in several ways:

- The European solvency margin is the simplest. The regulatory minimum is proportional to the volume of activity (premiums, claims or provisions).

• Rating agency requirements are usually more stringent, integrating investment risk and deducting the level of security provided to policyholders (Claims Paying Ability or Financial Strength).

• Internal "value at risk" models take size, reinsurance protection and crossed correlations between miscellaneous risk into consideration. These models require reliance on a sufficiently rich statistical base and are generally complicated to implement.

For fiscal year 2003, the capital allocation method used by AGF was still based on the model developed by a rating agency to evaluate the capitalization of insurance companies. It is both a comprehensive and robust model that is easy to implement and has objective rules that are known by the financial community. It also makes it possible to easily determine the contribution of each activity to the overall requirement of the group.

This model breaks down insurance company risk into six main categories: investments, receivables, underwriting and claims growth, life insurance risk and other risks. However, in order to improve the quality of its risk management, AGF will apply an internal model of the "Value at Risk" type starting in fiscal year 2004 (see chapter on risk management).

The net requirement in capital equals the sum of capital corresponding to each of these risks, decreased by permanent resources contributed by third parties (share of unrealised capital gains reverting to life policyholders, deferred taxes on these unrealised capital gains, the provision for surplus profit-sharing), which may be tapped in the event of an unfavourable circumstance.

It equals at least the local regulatory requirement (guarantee funds for France). The sum of the capital allocated to different group businesses was 8 574 million euros in 2003, compared with 7 629 million euros proforma (*) in 2002, the growth (+12%) being mainly attributable to life and health insurance in France (+26%), owing to the level of equity markets, which were on average less in 2003 than in 2002, reducing risk financed by the policyholders through the unrealized capital gains reverting to them. The rest of the growth in allocated capital was consecutive to the growth of premium income in non-life in 2003, which was partially offset by the disposals of life subsidiaries in South America and a tendential reduction in the equity exposure of the main investment portfolios.

(*) Compared with the 7 257 million euros published in 2002, the 372 million euros deviation being consecutive to several minor changes in method on the scope of consolidation of insurance in France.

Normalised profitability

The calculation of normalised results is only relevant when compared to allocated capital and the expectations of the shareholders of the financial market. ROAC(1) (Return On Allocated Capital) equals:

(1) ROAC = Normalised results / Allocated capital.

Each year, AGF publishes a table of normalised profitability for main businesses and countries. This table is an important item in communications to shareholders.

Conclusion:
This approach does not take the place of information already communicated through accounting statements; it does; however, shed economic light on the quality and longevity of results and facilitates the search for and implementation of practical initiatives to create value for the shareholders.

	Normed results	Allocated capital	Profitability 2003	2002*
Insurance in France	593	5,189	11.4%	9.5%
Credit insurance	108	771	14.0%	9.3%
Asset Mgt. & banking in France	98	599	16.4%	5.3%
Activities outside France	249	2,015	12.3%	12.5%
Total AGF	**1,048**	**8,574**	**12.2%**	**9.9%**
incl. Life + Health	427	4,072	10.5%	13.1%
incl. Non-life	508	3,876	13.1%	8.0%
incl. AM & bnkg. (1)	113	626	18.0%	4.0%

(1) Asset Management and banking in and outside France at 31.12.2003
* Proforma

The publication of embedded value

Embedded value – or intrinsic value – is a concept that is specific to insurance. Its publication makes it possible to capture the value of a company in a single figure if the company were to cease its activity. Embedded value comprises:

- Net asset value (NAV);
- The value of the portfolio in effect.

Embedded value is a value emanating from calculations based on a certain number of hypotheses, practices and parameters. That value may change based on changes in the company's environment leading to valuation margins that are larger than in a strict accounting valuation. AGF uses this calculation only for life insurance (individual and group) owing to the high capacity of creating a model of future financial flows on insurance policies held in the portfolio.

However, given the annual nature of non-life policies, AGF has decided not to calculate the value of the portfolio in effect for these activities.

Embedded value: 7.64 billion euros at 31.12.2003

Unit: millions of euros

	31.12.2003	31.12.2002 proforma***	31.12.2002 published
Net asset value*	7,074	6,092	6,092
Future results items**	-1 210	-1 212	-1,305
Margin cost	-768	-638	-601
PVFP	2,540	2,303	2,056
Embedded Value	**7,636**	**6,544**	**6,242**

** Net asset value at 31.12 before dividends*
*** Net asset value components valued elsewhere in the PVFP (deferred acquisition costs, unrealized capital gain, provision differences, value of Zwolsche portfolio), net of deferred taxes.*
**** 2002 proforma include a calculation of taxes on future results (on investment income and the use of losses carried forward) and a more precise allocation of unrealized capital gains in future projections of the investment of capital and provisions.*

Embedded value rose from 6.54 billion euros (proforma) at 31.12.2002 to 7.64 billion at 31.12.2003, owing mainly to the evolution of NAV, the rise in assets under management and a more refined calculation of the profitability of certain insurance operations.

NAV is a traditional concept, but the value of the portfolio in effect calls for several comments:

- Definition: The value of the portfolio in effect equals the present value of future results on policies in effect on valuation date, using realistic assumptions after taxes and reduced by the capitalisation of the solvency margin.

It should be noted that in the final calculation of embedded value:

– Adjustments have been made to provide for consistency with the calculation of NAV,

– Goodwill is excluded from NAV, but network values are included.

• The main assumptions used in the calculation of embedded vale for France are:

Unit: millions of euros

	2003	2002
Corporate tax rate*	35.4%	35.4%
Yield on bonds	4.26%	4.67%
Return on property	6.0%	6.0%
Return on equities (excl. tax credit) and capital gains	8.5%	8.5%
Present value rate	8.15%	8.15%
Inflation on management fees	2%/year	2%/year

** In France, 33% for Belgium, 34.5% for the Netherlands. These rates apply before use of tax losses carried forward, credits, or exemption of certain dividends in France and of capital gains realized in Belgium.*

• Sensitivity of embedded value

A one point rise in the present value rate leads to a drop in embedded value of 187 million euros; a one point drop in the return on equities leads to a drop in embedded value of 105 million euros.

Assumptions for 2002 and 2003 were made consistently with rules applied in the Allianz Group.

• The scope includes life business in France, Belgium and the Netherlands. Items in respect of subsidiaries in Spain and South America were not taken into consideration because of unreliable data. Had they been included, there would have been no negative impact.

Note on profit-sharing (AGF Vie): AGF Vie holds significant unrealised wealth (unrealised capital gains and provisions for unallocated profit-sharing).

This unrealised wealth has a value for shareholders and policyholders. The shareholder share depends on profit-sharing allocated to policyholders.

• The mechanism for valuing unrealised capital gains and the provision for profit-sharing reverting to the shareholders consists of a determination of the resources needed to meet the contractual conditions of policies and the business policy of company profit-sharing. It then gives shareholders an amount equal to the maximum that can be released each year while abiding by the provisions of the Insurance Code.

• In respect of the calculation of values at 31 December 2002 and 2003, AGF Vie's business policy gave rise to profit-sharing assumptions that exceeded the regulatory minimum. The assumptions behind profit-sharing were arrived at so that the company could continue its business policy on the run-off of existing policies and over ten years of future production.

The value added by new business is calculated using the same principles.

• The cost of capitalising the solvency margin, calculated as 100% of the regulatory minimum and using a cost of capital of 8.15%, stood at 768 million euros deducted in the calculation of the value of the portfolio in effect.

Calculation of embedded value per share:

	2003	2002
Embedded value (in millions of euros)	7,636	6,242
Number of shares (excl. treasury)	174,569,252	171,555,110
Embedded value/share (in euros)	43.74	36.39

Calculation of the value added by new business (included in embedded value)

Calculation of the value of new business	2003	2002
France		
Portfolio value before margin cost	63	54
Margin cost	-50	-35
Total	13	19
Benelux		
Portfolio value before margin cost	16	11
Margin cost	-4	-4
Total	12	7
France + Benelux		
Portfolio value before margin cost	79	65
Margin cost	-54	-39
Total	25	26

The value added by new business is the present value at subscription applied to the underwriting of future results, after taxes, generated by new business for the year, less the cost of capitalising the solvency margin.

The drop in the value of new business in France is mainly related to the higher cost of capital (gross cost 8.15%). It has been held constant despite the drop in assumptions on future returns and investment risk). The value before the cost of capital, however, rises significantly. The rise in the value of new business in Benelux (+5 million euros) is concentrated in Belgium (+4 million euros) and related in part to better accounting for the taxation of investments (+2 million euros).

Tillinghast has reviewed the methodology and assumptions used in calculating the value of the portfolios in effect at 31 December 2003 as well as the value added by new business in 2003. Tillinghast concluded that the methodology and assumptions used reasonable and consistent with recent practices in the sector for calculating embedded value. Estimates were based on projections of future results after taxes. Risks were accounted for through the present value rates used and a definite adjustment of the cost of capital.

Tillinghast concluded that the operating hypotheses used were reasonable given the recent experience of life companies and its future expected operating environment. The business assumptions and the present value rate, as well as the consideration of the cost of capital are reasonable in this context. Although the present value rate and returns expected on securities are relatively high compared with rates used by life insurance companies in reporting embedded value, sensitivity tests show that they offset each other. Estimates were based on traditional actuarial practices in terms of valuing embedded value and determining assumptions. They do not pretend to develop a calculation of "fair value" or to interpret the accounting standards recommended by the IASB.

Tillinghast also carried out global consistency checks of the results of these calculations and found no significant problems. However, it did not carry out detailed controls of models and implemented processes.



Risk Management



Risk management objectives at AGF

The AGF Group places great importance on the management of risks in respect of its various businesses. As in 2001, it implemented a Risk Management Department in the Financial Department, the mission of which is to understand the management of risks better, namely accumulation phenomena among different group entities in an environment that is increasingly difficult owing to the collapse of financial markets, terrorist attacks, factory explosion, tougher competition between products and services, the insolvency of certain reinsurers, and changes in regulations.

The objectives of risk management respond to AGF Group strategy, which aims to optimise the allocation of capital in order to lower the volatility of results and to provide the means of lasting and steady growth in profitability.

These objectives are also part of the policy of risk management implemented in a coordinated manner within the Allianz Group. This policy is based on several key principles, such as the separation of risk management and risk control, the measure of risk capital as the key indicator of risk, the monitoring of the impact of unfavourable events on solvency, concentration measures and the effect of diversification, and the implementation of systems of limits and corrective actions that have already been planned. This policy is decentralized to the operating level and abides by minimal standards that are applicable to each group subsidiary.

The risks monitored by AGF Risk Management as the following:


Sarbanes-Oxley Project
Operational risk
Risk and non-life provisioning
Credit risk
RISK MANAGEMENT
Underwriting risk
Market and asset-liability risk
Non-underwriting risk
Reinsurance programme
Strategic allocation of assets

Risk Management consists of protecting the Group against certain risks, controlling the negative consequences and recommending optimal management of risks.

The responsibility of Risk Management includes mapping out and evaluating underwriting, financial and operating risks and translating them in terms of capital allocated to the operating entities.

A monthly Risk Committee chaired by the Chief Financial Officer, monitors the management of risks operationally and coordinates various parties in order to recommend risk management initiatives. The Committee's responsibility extends to all underwriting, financial and operating risks carried by insurance companies, banks and other companies of the AGF Group in France and abroad.



The objectives of the Risk Committee include the following:

- guiding major strategic choices, such as the investment policy for the principal insurance portfolios, underwriting and reinsurance policy, non-life provisioning policy and the management policy for catastrophic risks,
- recommending a system of maximum acceptable risks for different types of risks in order to manage the accumulation of risks at the group level as well as solutions for reducing them in case they are exceeded,
- coordinating risk management actions and promoting a "risk" culture within the group,
- recommending appropriate financial solutions to provide for balance between requirements and resources in order to guarantee the business and regulatory solvency of companies.

The Committee's authority comes from the Executive Committee, to which it reports and to whom final decision are submitted for approval, with implementation being the responsibility of the entities concerned.

Market risks and asset-liability management

General principles

The AGF Group has implemented active management of its market risks. It is based on techniques of asset-liability management. The approach to market risks is first local, because they depend on the business environment, the structure of liabilities, regulatory and accounting constraints and the environment of each entity. This type of approach also promotes better reactivity.

Only the asset-liability management of principal French insurance subsidiaries is covered in this report, although the principles described broadly apply to other entities.

Asset-liability management

An asset-management liability unit has been operating within the AGF Group since 1995. Since 1 April 2000, the unit has been part of the GIE "Placements d'Assurance" (insurance investment European interest group) and has partners in the different technical departments of the group.

Asset-liability management applies several types of tools:

- a software package that is specific to asset-liability management, Delta-Scan v. 2.3, which tests various asset-liability scenarios in life insurance,
- models developed internally by the asset-liability management service, in life and non-life,
- central on site applications developed internally for projecting life insurance liabilities under the responsibility of underwriting departments.

The methods used in asset-liability studies all measure the risks and financial performance of miscellaneous Group portfolios. They include the principle accounting and regulatory constraints applicable to French statutory accounts, as well as the concept of economically necessary capital to insure continuous solvency.

The models developed are either:

- deterministic (scenarios, stress testing), or
- stochastic (Monte Carlo methods).

The asset-liability management unit is responsible for:

- asset-liability studies conducted prior to strategic allocation decisions,
- the preparation, drafting and monitoring of how signed management authorities are applied between insurance companies and asset managers,
- one-time studies of group asset-liability risks,
- arriving at hedges against risks through the appropriate derivative instruments,
- drafting quarterly statements T2 and T3 ("asset-liability report"), for the Insurance Control Commission,
- drafting of the investments report, also for the Insurance Control Commission.

Life company risks in France

Risks differ based upon product type:

- Unit-linked products where risk is borne by the policyholder,
- Guaranteed capital products "in euros", where risks depend on:
  - guaranteed minimum rate for the current year or for several years,
  - the profit-sharing clause,
  - the method of managing investments in a dedicated portfolio on a company's balance sheet ("earmarked") or in the "general" portfolio.

The group's policy is to reduce the proportion and level of guaranteed rates. A large proportion of products distributed by associations and most new products do not have rate guarantees. Therefore, unfavourable financial market changes have an impact that can be shared between the insurer and the policyholders

For most AGF Vie policies there is "profit-sharing fund" that stood at 533 million euros at the end of 2003 compared with 572 million at the end of 2002. It facilitates distribution of deferred profit-sharing to policyholders, thereby spreading the risk of insufficient return on investments out over time. Moreover, there are stability reserves in group life family protection (155 million euros at the end of 2003, compared with 161 million at the end of 2002) booked under equalization provisions as well as underwriting reserves that are part of the mathematical reserves of certain group retirement policies that both act as profit-sharing funds.

Market risks in respect of life companies are of several types:

- *risk of high and lasting rises in interest rates:* if bond portfolio maturity is too long, there may be a risk in surrenders and lower new production leading to capital losses;
- *risk of a deep and lasting drop in interest rates:* if the bond portfolio carries excessively short maturities, the yield on investments could ultimately be under minimum rates guaranteed in liabilities;
- *risk of declining equity markets*: a serious and lasting collapse in equity markets can lead to unrealised capital losses and a subsequent reduction in expected future accounting returns and threaten compliance with regulatory constraints;
- *risk of drop in property market* the mechanism is the same as the one described for equities, although its occurrence is more progressive;
- *foreign exchange risk*: assets and liabilities are valued in their original currency and converted at closing rates. Any deviation in the backing of assets and liabilities in currencies on the balance sheet can lead to foreign exchange results.





Rate risk

The bond portfolio of life companies in France is generally in an unrealised capital gain position. The length (sensitivity) in the general portfolio excluding floating rates equalled 6.0 years at the end of 2003, slightly under that of mathematical reserves (8.8 years, excluding the impact of buy-back and extension options). The length of bond investments shrank slightly from 2002 (6.3 years) while mathematical reserves grew somewhat longer (7.7 years in 2002) under the impact of extension rates that were higher than expected and buy-back rates that were less than expected.

Life activities in France are exposed to a limited risk of lower rates due to small deviation between assets and liabilities and low average guaranteed rates (high proportion of zero rate policies).

Moreover, in the event of higher rates, the possibility of buy-backs on savings products could shorten the length of liabilities. This risk, which is specific to life insurance in France, is partially hedged by derivative instruments (caps) on a par value of 10 122 million euros at the end of December 2003, a rise from 2002 (7 542 million), subsequent to a revision of strategic hedging.

Risk of drop in equity markets

The equity portfolios of life companies in France are diversified with a heavy emphasis on the euro-zone market, but also a significant share on American, British, Japanese and emerging markets. The portfolio also shows strong sectoral diversification. The overall volatility of the equity portfolio is therefore less than a portfolio of French or even European equities.
The risk of a drop in equity markets was the main risk in life activities at the end of 2003, owing to the possible creation of provisions for lasting impairment in value or provisions for contingency risk. It should be borne in mind, however, the AGF Vie had a profit-sharing fund with gains of 533 million euros at the end of 2003, which could be accessed if need be.

Equity investment policy in 2003

There were major changes on equity markets in 2003. The sharp drop in the early year which hit a low point on 12/03/2003 (-22% for the CAC 40 since the beginning of the year) was followed by a major recovery (+48% for the CAC 40). Over all of 2003, the rise in equity markets was significant (+16% for the CAC 40).

In this volatile environment, AGF Vie lowered its equity exposure in order to limit solvency risks in early 2003 then again on 1 October 2003. Assets in the general portfolios, which back about 55% of the underwriting reserves of AGF Vie, are very diversified, as are liabilities. The earmarked portfolios backing savings type policies are mainly invested in interest rate instruments and hedged by strategic derivatives (caps) on the largest portfolios. Lastly, portfolios backing retirement type policies are mostly invested in equities, owing to their non-surrenderable nature and the very long duration of corresponding liabilities.

Risk of drop in property market

Most property investments, in a solid unrealised capital gain position at the end of 2003, is concentrated in the general portfolio of AGF Vie. The risk of a drop in the property market is an intermediate risk between equity and interest rate risk.

The weak correlation between the three main market risks is such that global risk is lower than the sum of the three risks taken separately.

Foreign currency risk

Foreign currency risks is low for life companies in France since virtually all liabilities are denominated in euros. For life companies in France (AGF Vie, Arcalis, Génération Vie), The net position in currencies that were not congruent with the euro were the following on the statutory accounts (net assets – net liabilities):

- USD: +126 million euros
- CAD: +52 million euros
- CHF: +45 million euros
- JPY: +15 million euros
- GBP: +15 million euros
- DKK: +9 million euros
- XPF: -11 million euros
- Other: +2 million euros

Foreign security investments management through OPCVM investment trusts were not taken into consideration in this table because any foreign exchange risk has already been included in equity risk. Therefore, this table mainly shows book foreign exchange risk.



Non-life company risks in France (excluding Euler Hermes)

The risks of non-life companies in France differ from those of life companies due to weak correlation between assets and liabilities. Premiums and claims, like changes in underwriting reserves, are generally not too sensitive to changes in financial markets. New production and tacit renewals of policies moreover give rise to a likely continuous operating approach rather than a discontinuation of business approach. Moreover, the weight of shareholder's equity in investments is higher than in life. Therefore, non-life companies can invest a portion of their assets in more risky products longer than liabilities such as bonds, equities or property.

Interest rate risk

The length of claims provisions of non-life companies in France is about 2.4 years on average, which includes several risks of longer development (civil liability, construction, disability). This duration has been shortened since the end of 2002 (2.6 years), owing to faster settlement trends.

Moreover, bond investments are on the order of 5.8 years (5.6 in 2002), which exposes non-life companies to a risk of higher rates.

However, operating continuity, which is unique to mature and diversified non-life activities, has a favourable impact in the event of a lasting rise in rates since new premiums are reinvested at higher rates. Therefore, it is not necessary to hedge against higher rates.

Risk of drop in equity markets

As is the case of life companies in France, the equity portfolios of non-life portfolios are diversified by sectors and geographic areas.

The risk of lower equity markets is the main market risk of non-life activities in France, but it is still compatible with the level of capitalisation of companies, particularly in the case of AGF IART, whose insolvency risk at one year is very low.

Equity investment policy in 2003

There were major fluctuations on the equity market in 2003. The sharp drop in the early year hit a low point at 12.03.2003 (-22% for the CAC 40 since the beginning of the year) and was followed by a major recovery (+48% for the CAC 40). The rise of equity markets for the entire year was significant (+16% pour le CAC 40).

In this volatile environment, AGF Iart lowered its equity exposure to limit solvency risks. As was the case of AGF Vie, the strategic target allocation in equities was significantly lowered in 2003, first at 1 January 2003 then at 1 October 2003.

Risk of drop in property market

Property risk is similar to equity risk, although of much lower volume. It is comparable to property risk in life, but its residual impact is also much lower.

Foreign exchange risk

Foreign exchange risk is very limited. At 31 December 2003 the net position in currencies that were not congruent with the euro of non-life companies in France (AGF Iart and AGF La Lilloise) was as follows in statutory financial statements (+net assets - net liabilities):

- CHF: +19 million euros
- CAD: +19 million euros
- JPY: +8 million euros
- GBP: -18 million euros
- USD: -29 million euros
- XPF: -33 million euros
- Other: -12 million euros

Investments in foreign securities through OPCVM mutual funds trusts are not included in this table, because any foreign exchange risk has already been included with equity risk. Therefore, this table relates mainly to book foreign exchange risk.



Credit risks

Methodology and results

Risks arise in potential losses from counterparty default. Events in 2001-2003 (bankruptcies of Enron and Worldcom, Vivendi's payment problems, impaired reinsurer solvency, etc.) show how important credit risk is for insurers, particularly in the event of strong concentrations in the same counterparty or group of counterparties.

Several types of credit risk are generated within the AGF Group:

- the investment portfolios of insurance companies, banks and holding companies are obviously particularly sensitive to counterparty default through bonds, equities or derivative products,
- reinsurance cession generates receivables from reinsurers, mainly through ceded underwriting reserves and exposure on active treaties,
- major account underwriting in non-life activity generates receivables from reinsurance captives and brokers, as well as premiums earned but not written for premiums to be received from customers,
- Group banking (mainly Banque AGF and Entenial) generates credit risks through loans given to individual and corporate customers,

• Credit insurance (Euler Hermes) is highly sensitive to credit risks that subscribers are susceptible to in the event of their customers' default.

AGF Risk Management has implemented a data base that includes all these types of credit risk, the objective of which is to measure their concentration and to implement measures to reduce the largest cumulative risks. The measures already taken include the following:

- establishing a system of overall limits by counterparty,
- ad hoc review of counterparties in excess by the Executive Committee with a decision to maintain or reduce exposure (sales, collateral, etc.),
- giving responsibility to heads of group entities through allocated capital (see § "Quantified items on risks"),
- prohibiting increases of exposures to groups where exposures are approaching the limits.

Moreover, the general objective is to progressively improve the dispersion of the credit risk portfolio by lowering the most critical exposures and refocusing on exposures where representation is lower.

Based on a virtually exhaustive scope (excluding certain countries in South America and Africa and absent customer receivables and intermediaries of AGF Collectives and AGF Courtage), the average likely level of net recovery losses in the event of default of one or several counterparties is valued at about 40 millions euros over one year, equities and credit insurance exposure included, and at 13 millions on bond receivables, bank loans and reserves sold to reinsurers. In principle it is offset by an appropriate spread. From an accounting standpoint, losses are normally provided for in provision under the form of provisions for lasting impairment in value on equities or bonds when default is nearly certain, or in the form of bad debt provisions (reinsurers, bank credits).

At 31 December 2003 on this scope 89% of gross exposure to default risk was concentrated on one-fifth of counterparties (companies or states). The residual 11% of gross exposure was therefore dispersed over a very large number of counterparties and does not amount to a major risk for the Group.

Moreover, the quality of the data base has improved a great deal since 2002 since the proportion of non-rated counterparties in all exposures dropped from 8% at the end of 2002 to 6% at the end of 2003.

Excluding non-rated counterparties, 99% of these largest counterparties were "investment grade" (ratings equal to at least BBB-), and 43% were rated AAA. The principal non "investment grade" counterparty is the Republic of Brazil (BB), where risk is borne by local subsidiaries as a representation of local commitments.

Obviously a very significant portion of the largest counterparties comprises sovereign issuers. Excluding them, a similar analysis gives rise to the following results:
- 83% of gross exposure is concentrated in one-fifth of counterparties (companies),
- 12% of the largest counterparties are non-rated (vs. 17% at the end of 2002),
- 98% of the largest rated counterparties are "investment grade",
- 19% of the largest rated counterparties are AAA.

The distribution by rating of the largest rated counterparties (20% of counterparties) is shown on the right.

Credit derivatives

As of 31.12.2003, The AGF Group did not turn to hedging in the form of credit derivatives to lower its counterparty risks.

Distribution by rating of the largest exposures (20% of counterparties) including government counterparties but excluding non-rated counterparties


0%
1%
8%
16%
43%
32%
AAA
AA
A
BBB
BB
B

Distribution by rating of the largest exposures (20% of counterparties) excluding government counterparties and non-rated counterparties


1%
1%
16%
30%
33%
AAA
AA
A
BBB
BB
B

Insurance risks



Underwriting risks

Underwriting risk before reinsurance is mainly controlled through actuarial tools implemented by the underwriting departments responsible for designing insurance products and monitoring their profitability in both life and non-life insurance.

Although mortality risk today seems to be well controlled despite the lingering possibility of deviation in annuity insurance (mainly in group insurance) and despite the cautious valuation of mathematical reserves based on prospective tables taking into consideration greater longevity, the main risk of underpricing is in respect of catastrophic non-life events (natural disasters such as storms, floods, earthquakes or industrial disasters like AZF). There are also serial risks linked to the high frequency of correlated events of small unit magnitude.

In managing catastrophic risks, Risk Management has created a model of exposure of the policy portfolio (individual and commercial) to the main inventoried sites at risk in order to evaluate concentrations of insured values and take the appropriate steps to limit, reduce or eliminate pockets of overexposure at the time of underwriting or change rates as a result.

Catastrophic or frequent risk management also occurs through the group reinsurance programme managed by the Reinsurance Department. AGF has a simulation tool of unpredictable risks based on the most likely statistical hypotheses defined using historical observations of portfolios for each risk type. This tool makes it possible to compare different types of reinsurance strategies based on treaty type, retention thresholds or coverage extent, in consideration of the effects of diversification among risk categories, premiums paid to reinsurers and economy in cost of capital linked to the cession of the risk.

In 2003, reinsurance strategy consisted of a sale of the major portion of major international risks to Allianz Global Risk Re, with retention protected by a stop loss. The other risks are insured mainly by surplus claims on the major branches (fire and miscellaneous risk, auto damage and liability, general civil liability, property damages, natural events, etc.), in order to protect the company more effectively at lower cost.

Non-life provisioning risk

Claims reserves have to be created when claims are filed or occur. The valuation of claims reserves includes provisions for claims to pay, created and valued by group operating entities at the time of permanent inventories. Moreover, they estimate IBNR provisions to cover late, as yet unfilled claims and possible insufficiencies uncovered by various methods (chain ladder, Bornhutter-Ferguson).

These provisions are reviewed annually either by Risk Management for most domestic non-life activities, excluding Euler-Hermes, based on chain ladder methods applied to settlements and expenses, or by external actuarial advisors for foreign subsidiaries. This validation makes it possible to monitor the level of caution over time in the valuation of commitments.

Statistical uncertainties related to the development of claims expenses are relatively uncorrelated and can offset each other through the effect of diversification between years of occurrence and categories of insured risks. Therefore, it is risk at a global level, which requires only a small amount of capital.

Given France's regulatory environment and AGFs underwriting policy, the company does not believe it necessary to set up complementary provisions for certain risks (namely professional liability and asbestos), for which available information does not imply significant or likely exposure. However, AGF follows these items closely so it can react rapidly if need arises.

Operating risks

Management of operating risks

Although financial and insurance risks require attentive management, operating risks are not to be ignored in global management of AGF Group risks. In addition, the problem of operating risks takes added importance in the banking world with the decisions of the Basle Committee II, which includes these risks in the new solvency ratios of European banks in addition to market and credit risks.

Each year AGF Group Risk Management prepares a report on operating risks. The approach is based on questionnaires to evaluate any operating risks qualitatively and quantitatively (for the largest risks). These risks are of several types:

- distribution and marketing risks,
- fraud and money laundering risks,
- social risks,
- security and casualty risks in respect of people and property (fire, intrusion, sabotage, terrorism, etc.),
- systems risks,
- organisational and process risks,
- legal, regulatory and tax risks,
- image risks.



The risk report maps out major operating risks covering the large majority of AGF Group entities. The main operating risks identified in 2003, either in terms of frequency or theoretical amount, concerned the regulatory and tax environment of life products and legal slippages in civil responsibility, systems risk linked to the deployment of a specific software programme, risks affecting cash operations, the management of investments (tactical choices and choice of values) and the resumption of systems operations in the event of a serious technical failure.

The annual report of operating risks and the monitoring of measures to reduce them are presented to AGFs Risk Committee twice a year. The largest risks are regularly monitored in order to reduce or eliminate them. Therefore, AGF has put a second systems site into place that is far enough removed in order to assure the resumption of activities in the event the principal site fails. Likewise, AGF has set up a committee to monitor risks related to cash as well as a crisis management centre.

Likewise, procedures for managing unit-linked assets and liabilities have been revised and the systems project, the deployment of which was subject to delays, has been stopped. Moreover, transferable risks (security, building, personnel) are covered by a centralised insurance programme where rationalisation efforts take place. (see § "Coverage of operating risks – insurance plan").

In 2004, operating risks analysis will be coordinated with initiatives required by the Law on Financial Security, or LSF *(Loi de Sécurité Financière)* and Sarbanes Oxley, the objectives of which are to strengthen the internal controls of companies listed on French and US markets. The AGF Group is also working to implement an activity continuation plan covering the most essential of group activities.

Legal risks

Legal risks are monitored by the Legal Department of the AGF Group and not directly by Risk Management. Current litigation and disputes are described in annex 38 of the annual report.

Coverage of operating risks – insurance plan

Insurance plan

After an analysis of risks and its financial consequences, the AGF Group develops, implements and updates an insurance programme to protect most of its assets and its commitments.

This programme comprises transversal coverages that affect all group entities and specific coverages by subsidiary.

The following existing coverages purchased in France are also to be noted:

- Casualty insurance covering property and securities (all operating asset risks, all property asset risk, all office risk, all exposure risk, all equipment risk, all fraud risk, all global banking risk, all systems risk including coverage of expenses for redeveloping data and supplemental expenses for returning to operation),
- Insurance for operating losses,
- Civil liability insurance (operating liability), and professional responsibilities (banking, property, asset management, life product distribution networks, healthcare chains, engineering prevention, etc.),
- Corporate officer liability insurance,
- Automobile fleet insurance,
- Insurance relating to construction risks (all construction site risk, "single construction site" risks, project management damages, promoter liability),
- Personal insurance (personal accidents, employee travel assistance).

Levels of coverage are based on policy type, according to insured base, and the value of insured property.

Management is especially cautious in order to optimise the group insurance plan, its deductibles and coverage limits based on identified operating risks and to ensure operating continuity in the event of a major catastrophe. An activity recovery plan has also been put into place in the event of central data systems interruption.

The AGF Group insurance programme cost about 10 million euros in 2003.

The principal policies were placed with reputable insurers outside the group.

No policies were ceded to a captive reinsurance company of the AGF Group.

Quantified information on risks

Parametric model for activities outside France, Belgium and the Netherlands

Principles

Since 1996, AGF has had a tool for measuring risks that is also used as a basis for allocating capital for insurance, banking and Asset Management operations.

These risks are valued using a parametric approach that is consistent with the one used by the Allianz Group for virtually all of its subsidiaries around the world. The various risk factors are measured by theoretical "Value at Risk" (VaR) at 31 December of the year in question, which is the maximum loss in economic value to which the activities concerned are exposed in one year for a given level of confidence.

General description of the model for insurance activities

The Value at Risk model of insurance activities in effect at 31 December 2003 is based on 5 types of main risks:

- C1: investment risks
- C2: risks of credit with reinsurers and third parties outside the group
- C3: rate risks net of non-life reinsurance
- C4: provisioning risks net of non-life reinsurance
- C5: life insurance provisioning risks

Risk factors for insurance activities:

C1: The investment risk factor is estimated at 15% of the market value of equities increased by 10% of the market value of property investment and one percent of the market value of bond investments linked to the credit risk of counterparties, which is based on the rating of the issuers (excluding Allianz and states).

C2: Credit risk is linked to claims provisions sold to reinsurers, net of received guarantees and to receivables from third parties (customers, agents, brokers, coinsurers, suppliers) excluding Allianz, the states and personnel. The coefficient used is based on the rating of counterparties, non-rated counterparties being given a BBB by default.

C3: Non-life rate risk depends on premiums written net of reinsurance, broken down by category of insured risks (automobile, property damages, health and accident bodily damages, disability, transport, civil liability, guarantee, credit, etc.), excluding Assurances Fédérales IARD where the base is premiums earned.

C4: Non-life provisioning risk depends on claims provisions (claims to pay, IBNR, mathematical annuity reserves, excluding management provisions and net of settlement forecasts) net of reinsurance, broken down based on the same category of insured risks as in C3 risk, and after deducting a discount factor that is unique to each category of business.

C5: Life provisioning risk equals 125% of the calculation of regulatory solvency, after restatement for intra-group reinsurance. It depends mainly on life mathematical reserves in euros and unit-linked, as well as death benefits.

Other activities

For other activities, the risk calculation is based on an overall indicator classified by agreement in C6 risk:

- For banking (Banque AGF, Entenial, Eurofactor): the VaR equals the Cooke ratio, defined as 8% of weighted assets under management, less subordinated resources if need be.
- For Asset Management activities (AGF AM, AAAM, etc.), the VaR represents operating risks and is assumed to be equal to 0.25% of assets under management, excluding assets managed on company behalf (AGF portfolios), including support for unit-linked policies. This coefficient is usually applied by rating agencies as the base of risks generated by this activity.
- For financial service activities other than insurance, banking and Asset Management (for example W Finance), the VaR represents operating risks and is equal to a percentage of self-management fees.
- For property and casualty insurance risk (AGF Assurances Financières), the VaR is based on a unique model that takes into consideration underlying risk for each policy category.

Results

The table below provides detail of VaRs broken down by risk factors and according to the main business of life and health and property and casualty insurance abroad (excluding Belgium and the Netherlands) for Euler Hermes, all subsidiaries combined including Eurofactor, for Mondial Assistance Group, all subsidiaries combined, as well as for banking (excluding Eurofactor) and asset management.

These figures apply to total share, including risks borne by minority shareholders, notably for Euler Hermes, Mondial Assistance Group, Entenial and Allianz Seguros (Spain).

Adding these VaRs by risk in order to arrive at concept of global gross risk is not useful since diversification plays a major role. In addition, a portion of gross risk is borne by third parties (life policyholders, tax authorities, etc.) and therefore cannot be compared to group resources in judging solvency.

Values at Risk by businesses *

End of 2003 Millions of euros	C1 assets	C2 credits	C3 non-life premiums	C4 non-life provisions	C5 life provisions	C6 banking and property + casualty
France (alternative risk transfer)	0	0	0	0	0	13
International insurance (excl. Belgium and Netherlands)	216	39	214	173	159	0
Life and health abroad	81	1	5	3	159	0
Property and casualty abroad	135	38	209	170	0	0
Euler Hermes (incl. Eurofactor)	106	37	606	186	0	219
Mondial Assistance	16	21	97	10	0	0
Banking and Asset Management**	0	0	0	0	0	607
All AGF Group companies (excl. internal model)	338	97	916	369	159	839

*** Banque AGF, Entenial (sold in January 2004), AGF Asset Management, AGF Private Equity, DGP, W Finance and AAAM.*

End of 2002 Millions of euros	C1 assets	C2 credits	C3 non-life premiums	C4 non-life provisions	C5 life provisions	C6 banking and property + casualty
France (alternative risk transfer)	0	0	0	0	0	19
International insurance (excl. Belgium and Netherlands)	249	35	205	166	221	0
Life and health abroad	116	2	7	4	221	0
Property and casualty abroad	133	33	198	162	0	0
Euler Hermes (incl. Eurofactor)	96	17	638	167	0	200
Mondial Assistance	15	20	97	11	0	0
Banking and Asset Management	0	0	0	0	0	649
All AGF Group companies (pro forma)	361	72	939	344	221	868

* *Values at Risk by type of risk at the end 2003 are a preliminary basis to the calculation of allocated capital according to standards in effect in the group for these various activities in order to measure performances on allocated capital for fiscal year 2004. The performances presented in the chapter "Strategic management of value" are based on a concept of allocated capital net of third party resources, which do not directly compare with Values at Risk in this table.*

The 2002 table is presented as a proforma, with international excluding Belgium and the Netherlands, which are presented in detail in the "Contributive Risk Capital" table of the internal model.

C1 investment risk is moving downward abroad (due mainly to the sale of life businesses in Chile, Brazil and Switzerland and asset allocation changes in life insurance in Spain), all of which is partially offset by an increase in investment risk on Euler Hermes.

Non-life rate risks (C3) are dropping essentially on credit insurance activity (Euler Hermes), while non-life provision risk is rising in nearly all business, reflecting a strengthening of provisions.

Life provisioning risk is down abroad (C5), owing mainly to the disposal of life activities in Chile, Brazil and Switzerland.

The relative stability of banking risks is due to the inclusion of Entenial, which was still part of the AGF Group financial statements 31.12.2003. Lastly, the drop in ART risk (property and casualty insurance risk) in France was due to the maturing of certain policies in this portfolio, which is essentially in run-off.

Internal model for insurance activities in France, Belgium and the Netherlands

General principles:

Allianz deployed an internal model for measuring risks in its main subsidiaries, which became effective at the end of 2003.

As is the case of the parametric model, the internal model distinguishes different risk categories by type, based on the following classification:

- C1: market risks (asset-liability) + credit risks on bonds
- C2: credit risks with reinsurers
- C3: rate risks net of non-life reinsurance
- C4: provisioning risk net of non-life reinsurance
- C5: life and health mortality and morbidity risk
- C6: commercial risks related to business (risks of drop in new production, surrenders and non-renewal of policies)
- C7: operating risks (systems, legal and image risk, etc.)

Unlike the parametric model, this internal model is based on a concept of Risk Capital and not on flat risk factors applicable to bases.



Risk Capital is the difference between "Value at Risk" (VaR) of the economic value of a portfolio and the economic value provided for in a central scenario (plan). VaR is measured at 31 December of a fiscal year and corresponds to a one year horizon for a level of confidence set at 0.07%.

In addition VaR is globally calculated on the scope of insurance activities for each country using the results observed for each activity, normally based on historic information measured on the widest possible scope.

The global Risk Capital of each business is calculated in consideration of the effects of diversification at several levels: between the branches of non-life activities (fire, auto, etc.) then between the types of risk (C1, C2, etc.). Correlation matrices with fixed coefficients are used based on hypotheses of dependency and empirical data.

Lastly, the concept of third party resources is introduced at the level of shareable risks with policyholders (essentially C1 and C5 risks). These third party risks comprise unrealised capital gains attributable to shareholders and the profit-sharing fund as well as the other liability reserves mentioned above.

Therefore, this model is closer to economic reality than the parametric model.

Categories of risk

- The analysis of market risks (C1) is based on the impact of market events taken independently of each other (drop in equity markets, rise in interest rates, drop in interest rates, drop in property, rise in spreads), both on assets as on the economic value of liabilities (in non-life insurance, only interest rates have an impact on the value of underwriting commitments, but in life insurance, all scenarios change the value of commitments to policyholders through the mechanism of profit-sharing). C1 is therefore broken down into 5 sub-risks correlated among themselves later.
- C2 risk is subject to a model for reinsurers (excluding third party receivables) on the base of ceded provisions net of guarantees and probabilities of assumed default (agency ratings).
- Non-life rate risks (C3) corresponds to the uncertainty that weighs on underwriting results in a fiscal year of given occurrence and are measured using the volatility of loss ratios before reinsurance for homogenous categories of policies (close to ministerial categories). The impact of reinsurance on C3 risk is measured either by the rate of premium reinsurance cessions or using a model of laws of frequency and severity of major claims for non-proportional treaties. Moreover, catastrophic risks linked to natural events (storms for Europe, earthquakes for Monaco) are handled by individual models that take reinsurance mechanisms into consideration.
- Non-life provisioning risks (C4) correspond to the uncertainty that weighs on the development of claims expenses arising during prior fiscal years and are measured by the volatility of factors of expense development or regulations between two fiscal years of occurrence. The impact of reinsurance is captured by the rate of cession of claims provisions.
- Mortality and morbidity risks (C5) correspond to risk of over-or under-mortality on the value of the portfolio in effect and comprise two categories of risks: level risk (mismatch between the policyholder portfolio and applied mortality hypotheses) and risk of calamity (epidemic). Savings and family protection products are sensitive to rising mortality, whereas guaranteed income products are sensitive to declining mortality. These risks are also applied by extension to morbidity (case of disability annuities in non-life insurance).
- For commercial risks linked to business (C6), considerations include the loss of fixed acquisition fees in the event of poor sales of distribution networks and fixed management fees in the event of discontinuation of policies.

• For the time being, operating risks (C7) are calculated flatly by applying a coefficient on other risks, calibrated using external data.



Contributive risk capital

"Stand alone" risk capital calculated for each risk category is aggregated for life and non-life. The effects of diversification make it possible to define the concept of contributive risk capital, which corresponds to the portion of risk that does not diversify with the others but continues in the total. Therefore, it is possible to break down total risk capital of business as the sum of the contributive components. However, there is no reason to add "stand alone" risk capital.

Risk sharing effect

Risks calculated in this manner (C1 to C7) correspond to gross risks before the impact of initial unrealised wealth (third party resources) already described above, which reduces the share of risk borne by the shareholders.

Results

Contributive risk capital by businesses*

End of 2003 Millions of euros	C1 equities	C1 rising rates	C1 falling rates	C1 property	C1 credit obligations	C2 reinsurers' credit	C3 non-life premiums	C4 non-life provisions	C5 mortality morbidity	C6 commercial	C7 opera-ting	Risk sharing impact	Risk capital
Insurance in France													
Life and health	2,464	0	240	318	57	2	195	93	65	216	205	-2,410	1,445
Property and liability	359	123	0	87	10	56	1 122	474	0	61	132	0	2,423
Insurance in Belgium													
Life and health	210	0	342	26	6	0	0	0	8	75	41	0	708
Property and liability	30	15	0	0	2	3	168	14	0	7	13	0	252
Insurance in the Netherlands													
Life and health	75	5	0	0	24	0	0	0	16	27	14	0	161
Property and liability	34	31	0	0	1	11	283	77	0	6	23	0	467

End of 2002 Millions of euros	C1 equities	C1 rising rates	C1 falling rates	C1 property	C1 credit obligations	C2 reinsurers' credit	C3 non-life premiums	C4 non-life provisions	C5 mortality morbidity	C6 commercial	C7 opera-tional	Risk sharing impact	Risk capital
Insurance in France													
Life and health	2,210	0	58	219	84	3	122	7	136	392	250	-1,621	1,860
Property and liability	457	85	0	74	17	94	1,203	413	1	33	152	0	2,528
Insurance in the Netherlands													
Life and health	21	0	6	0	60	0	0	0	16	22	13	0	137
Property and liability	105	12	0	0	2	7	273	39	0	4	26	0	468

* *Only the addition of contributive risk capital by line (by risk) is meaningful. The addition by column (by activity) is meaningless owing to correlations. The performance shown in the chapter "Strategic management of value" is based on an allocated capital concept, which cannot be compared to contributive risk capital in this table.*

In France, life insurance risks are significantly under the regulatory solvency requirement owing to satisfactory backing of commitment length by that of the bond portfolio. The fairly low level of minimum guaranteed rates is another factor reducing ALM risk in life. In addition, these risks drop significantly from 2002 owing to the rise of markets and the growth of unrealised equity gains as well as supplementary group retirement resources taken into consideration in 2003 so that market risks were very significantly absorbed.

Property and liability risks were down slightly due mainly to the drop in equity risks after reallocations of assets and the downward valuation of equity (puts on indexes), underwriting risks being generally stable (C3 + C4).

In Belgium, most risk was attributable to life activities, owing mainly to the risk of interest rate decline and equity risk on the value of the portfolio in local markets where guaranteed minimum rates are higher than in France, although they are dropping regularly. It is not possible to measure the change in the risk level for Belgium since the internal model has just been rolled out there.

In the Netherlands, most risks came from non-life business, and mainly exposure to natural catastrophic events (storms).


AGF
Photo credit: J.M. Liot/2003


AGF
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LA ROCHELLE

Sustainable development


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*H*istorically based on internal efforts and initiatives common to the main members of the Allianz Group, sustainable development was targeted by the Chairman, who is convinced that the balance it offers is the guarantee of medium term growth. Although AGF already has major advantages as its presence in the principal sustainable development indexes proves, 2003 provided the opportunity to probe more deeply into the challenges posed by sustainable development by working to apply its principles to business practices in the group.

As the Chairman has said, " you are well-acquainted with our group's commitment in sustainable development. We are convinced that for an insurance and financial services company like AGF, these principles guarantee lasting, steady growth that respects the environment. Mindful of the insurance and financial industry's leadership role in change, our group has placed sustainable development at the heart of its strategy. In confirming this commitment, AGF intends to always "face the future with you" in the interest of all concerned."

This section of the 2003 annual report reports on progress and challenges to be met in the years to come. It follows the principles of the Law on New Economic Regulation (15 May 2001) and attempts to meet the international standard of the Global Reporting Initiative.

Although present reporting systems do not always enable us to cover a scope that compares to that of the entire group, the information gathered attempts to give a faithful and sincere image of practices in effect.

SUSTAINABLE DEVELOPMENT VISION AND STRATEGY

The insurance factor in sustainable development

Insurance plays an assertive role in the sustainable development of a society. The generalisation of risk is a stabilising variable in society against risks that weigh on development of regions and localities (natural disasters, etc.) or on individual life (fire, accident, etc.). Insurance has an essential place in disseminating healthy practices due to prevention. And lastly, as a long-term investor in equities, bonds and property, insurance participates in the financing of economic development.



Changing risks into opportunities

All individuals are confronted by two fundamental realities that give rise to the need for insurance coverage:

- The impossibility of knowing when casualty will occur and what its magnitude will be;
- The difficulty of saving sufficiently to cover all potential risks.



Spreading out risk makes it possible to be prepared for risk at a cost that is usually lower than self-insurance. Insurance protection provides a feeling of security given life's uncertainty. A pivotal variable in the development of contemporary societies, the coverage of uncertainty makes it possible to move forward over time and invest now to create wealth tomorrow. In this way, insurance changes risk into opportunities.

Insurance encourages healthy practices

Through precise risk measurement, the insurer offer solutions that make it possible to face risk. The cost to the policyholder, which reflects a desired level of coverage, is not without impact on his behaviour. Therefore, the insurer encourages the insured to follow the best practices (driving, health, home protection, prevention, etc.).

Insurance is a long-term player

An insurance company promises to stand by its customers over the long term, because the issue is meeting uncertainty when it occurs. The generalisation of risks has to occur on known bases and not on simple wagers. If an insurer cannot meet his contractual obligations, he cannot fulfil his role of stabiliser of economic and social disruptions and would have to leave his customers and their environment (entourage, suppliers, etc) in difficulty.



An insurance and financial services group like AGF, which is the 7th largest manager of assets in France, contributes actively to the financing of the economy as a long-term institutional investor, whose investment horizons range from several years to more than 10.

The particular position of financial services given the challenges of sustainable development was summarised in the declaration of the Chairmen and CEOs of the financial world, members of the World Business Council for Sustainable Development (WBCSD). This declaration, to which Allianz Chairman Mr. M. Henning Schulte-Noëlle, and the chairmen of major world financial groups (ING, Deutsche Bank, Sampo Japan, etc.) became a party is consistent with the sustainable development approach taken by the AGF Group.

For more on the Chairmen's statement, see www.agf.fr/sustainabledevelopment.


Et vous !

Sustainable development at AGF

AGF policy embraces sustainable development

AGF believes that including sustainable development in its business can offer opportunities. Conversely, ignoring it can by risky for the company. 2001 marked the group's commitment to sustainable development. In 2002, AGFs initiatives were organised. 2003 was dedicated to the pursuit of company commitments.

Challenges	Obstacles	Opportunities
Consistency of AGF practices with stated commitment of AGF and Allianz (WBCSD declaration and "Facing the future together" campaign)	• Devaluing of AGF in the eyes of socially responsible investors and rating agencies • Image risk	• Organising AGF employees and intermediaries around common values • Responding to the expectations of customers sensitive to sustainable development values
Anticipation of evolution of technological, environmental and social risks	• Out of control claims experience • Failure of advice • Reputation risk	• Preventing risks and alleviating consequences of disasters • Improving the combined ratio
Study of relationship between social and environmental criteria taken into consideration by our customers and claims experience level	• Out of control claims experience • Inequitable distribution of insurance	• Improving the combined ratio • Encouraging customers to adopt prevention practices
Being proactive and a source of recommendation for stakeholders	• Being subject to legislative constraints and attacks of pressure groups	• Acting as a responsible citizen

In keeping with the group's vision of sustainable development, 2003 saw detailed analysis of the points of impact of sustainable development on group businesses. Two projects in particular addressed these questions: the AGF employee report under the continuing education programme carried out with the ESSEC and the report on emerging risks in property and liability insurance in cooperation with Allianz Risk Management.

The objective of the report "Sustainable development and insurance businesses" was to pinpoint the impact of sustainable development on AGF Group businesses. By measuring the likely influence of the evolution of certain risks on group practices, the report shed light on the changes needed to take environmental and social dimensions into closer consideration.

Using these observations, the study also recommended a self-diagnostic tool that compares a project to an optimal reference. This tool adds new information and clarity on the nature of projects and their durability. Applicable throughout the group, it is an initial step in putting sustainable development into action at an operating level.

2004 will examine to what extent and at what pace these different elements can be integrated into group methods and projects.

During the last quarter of 2003, AGF also participated in an internal Allianz Group study, the purpose of which was to arrive at a benchmark of practices in effect in respect of underwriting emerging risks in property and liability insurance. Of a more technical nature, this study was conducted by the sustainable development unit with the cooperation of all group entities (major corporations and small and mid-sized companies). Conducted simultaneously in 4 countries (Germany, France, Italy, the UK), it made it possible to identify how the subject was understood in the Allianz Group and areas of improvement.

Action and organisational principles

Sustainable development policy at AGF derives from interaction among AGF entities, the Allianz Group and representation in external forums of exchange. This organisation reflects that idea that sustainable development policy must be progressive and pragmatic. The need is to adapt responses to the level of maturity of challenges and promote consistency among ongoing projects. Therefore, the organisation adopted is a small team under the General Secretary with the mission of providing leadership to this policy with the support of contacts in each group entity. There is also a principle of subsidiarisation in projects, which makes the development of new action the responsibility of each entity.

In terms project completion, this report shows that progress has been made on certain dimensions of sustainable development. The strategy of sustainable development is a policy of change, which requires time and persistency in order to be implemented.


Executive Committee
AGF
General Secretariat
Presence in Allianz working groups
- ORSE
Club Finance
Small businesses and sustainable development
- EPE
- MEDEF
- Friends of Global Compact
Sustainable development committee
Management by General secretariat representative by entity
Entity working groups
Presence in Allianz working groups
- Strategy team
- Sustainable development and emerging risks
- Reporting processes
- Internal environmental management
Transversal working groups
- Sustainable development analysis and business challenges
- International communication
- Sustainable development and emerging risks
- Paper use
- Ethics
Global Compact
UNEP
WBCSD

Extent and scope of elements in the sustainable development report



Based on progress made last year, the 2003 annual report includes a major section on sustainable development. With the objective of being in the spirit of the NRE Law and the decree of 20 February 2002, this report summarises practices in effect in AGF on sustainable development themes based on information available at the end of 2003.

The choice of a single report combining "traditional institutional" and "sustainable development" approaches was made because it is consistent with the group's conviction that the goal is to give a total vision of the different dimensions of the company to the widest possible audience. There is also a single insurance and sustainable development glossary at the end of the report.

The scope of sustainable development reporting

Although all main themes for AGF are addressed, some data still have not been included in the scope of consolidation at the Group level. Each quantified datum carries an indication of the exact nature of the scope it covers.

In 2002, the basis of a consolidated system of data were put into place. The scope of reporting was not extended in 2003 because searching for a common solution for reporting for the entire Allianz Group took priority.

AGF reporting is based on information provided by different group entities. This report discusses the method of consolidating environmental and social information in the annex.
To go farther, additional information is available on our sustainable development internet site: www.agf.fr/sustainabledevelopment.

Your opinion interests us

If you want more or updated information consult the "sustainable development" pages at our internet site: **www.agf.fr/sustainabledevelopment.**

Because we value your opinion or if you do not find what you are looking, AGF has a e-mail address for sustainable development: develop@agf.fr so you can share your thoughts, comments and questions about sustainable development at AGF.

In its present configuration, the report cannot be considered consistent with the major thrusts of the Global Reporting Initiative although it tends to come as close as possible.
A table of concordance in this report with the GRI is available as an annex.

This report is organised around the following points:
- The principles at the heart of the action: corporate governance, ethics and transparency,
- The insurance business in practice,
- Actions to improve the environment,
- The implementation of social responsibilities of the company.

The sustainable development section of the 2003 Annual Report by participant

	Participant	Performance measures	Scope	2003 data	Details
Economic Dimension	Shareholders Net dividend	Group share performance Presence in the sustainable development indexes Number of independent directors	Group Page 14 Group Group	34.98% 1.8 € FTSE4Good, DJSI, ASPI 35.70%	Page 28 Page 106 Page 66
	Customers	Performance of AGF Valeur Durable Procedure for handing complaints Number of prevention audits	France Group France	18,5% 25 cases addressed to FFSA 3,171	Page 79 Page 83 Page 71
	Employees	Employee training Number of women managers Profit-sharing and corporate savings programme Changes in pay	France France UES France	 31.3% 4.8%	Page 95 Page 99 Page 94 Page 99
Environmental Dimension	Suppliers	Number of suppliers evaluated based on sustainable development criteria Number of suppliers who have signed the Global Compact	UES UES	183 47	Page 74 Page 70
	Customers	Number of environmental audits "Environment" type products	France Group	16 for Global Brokerage	Page 76 Page 85
	Society	Water consumption Paper consumption CO_2 emissions	UES UES UES	174,804 m^3 104,696 300 sheets 18,598 t	Page 88 Page 88 Page 90
Social Dimension	Employees	Number of women among employees Average number of days lost to illness Professional relations and collective agreements	France France UES	59% 2.9%	Page 99 Page 99 Page 94
	Customers	Number of people concerned by partnerships with associations of the ill Prevention of auto and health risks	France France	2,170,000	Page 81 Page 76
	Society	Total number of support actions	France	2,782,100	Page 99

PRINCIPLES BEHIND THE ACTION:

Corporate governance, ethics and transparency

Convinced that transparency is a necessary prerequisite for the optimal operation of markets, AGF has joined in an active dialog with involved parties to advance sustainable development through its corporate governance and its ethics



Corporate governance at the heart of AGF

Corporate governance in France grew subsequently to the publication of the report drafted under the chairmanship of Marc Viénot (1995) and expanded with the increased role played by individual shareholders and pension funds in the English-speaking world. These principles aim to organise the company in order to protect the interest of shareholders through a better distribution of powers between directors and corporate officers and greater transparency of financial information.

Although the Viénot reports I and II and the Bouton report are not mandatory, AGF has been putting most of these rules of corporate governance into practice since its privatisation in 1996. Therefore, AGF is in wide compliance with the principles promoted by the European rating agencies.

Based on studies on listed companies in Eurotop 300, the attitude of each company can be studied based on four criteria:

- rights and responsibilities of shareholders and in particular the application of the one-share-one vote-one dividend principle, which AGF is devoted to,
- means of anti-takeover defense, which are irrelevant for AGF, a subsidiary of the Allianz Group,
- Board structures and operations, detailed below,
- information on corporate governance, particularly in executive pay (bonus, stock options...) and the transparency of financial information already mentioned.

The AGF Board of Directors

It is the Board's responsibility to periodically evaluate its capacity to respond to the expectations of shareholders for whom it administers the company, and to do so, it must review its composition, organisation and method of functioning.

Composition

In keeping with the principles advocated by corporate government, the composition of the Board of Directors works for the representation of various concerned parties, to be representative of its shareholders and to include independent directors in significant proportion.

Subsequent to the Bouton report "for better government of listed companies" of 23 September 2002, the revised internal regulations of the Group defined a director as independent when there is no relation of any kind whatever with the company, its group, its management or a shareholders of more than 10% of share capital that could compromise freedom of judgment.



Pursuant to the report and AMF recommendations, the Board of Directors comments each year on the independent nature of directors in its midst. Based on the decision of the Board of Directors of 15 March 2004, AGF has five independent directors (35.7%) plus a non-voting member *(censeur)*. This situation reflects AGFS balance between active corporate governance and its integration into the Allianz Group.

On last 31 December, the following 14 individuals served on the Board:

- Jean-Philippe Thierry, Chairman and Chief Executive Officer
- Three directors representing the majority shareholder Allianz, elected by the General Meeting of Shareholders:
  - Mr. Mickaël Diekmann, Vice-Chairman of the Board,
  - Dr. Diethart Breipohl,
  - Mr. Detlev Bremkamp.
- Two directors representing employees elected by employees:
  - Mr. Philippe Sablons,
  - Mrs Mac Auliffe,
- A director representing employee shareholders elected by the General Meeting of Shareholders:
  - Mr. Mariano Sorolla.
- A representative of general agents:
  - Mr. Christian Brette.
- Five independent directors within the meaning of the Bouton report elected by the General Meeting of Shareholders:
  - Mr. Yves Cannac,
  - Mr. André Lévy-Lang,
  - Mrs Béatrice Majnoni d'Intignano,
  - Dr Hans-Dieter Kalscheuer,
  - Mr. Dominique Ferrero.
- A non-independent director within the meaning of the Bouton report elected by the General Meeting of Shareholders:
  - Mr. Antoine Jeancourt-Galignani

A non-voting member, Mr. Robert Hudry appointed at the meeting of the Board of 14 March 2003.

In addition, Mr. Michel Albert is Honorary Chairman of AGF.

The *curriculum vitae* of these directors plus the functions of each appear in the chapter Administrative Bodies of the financial report. A detailed profile of the directors is available on the internet site: www.agf.fr/sustainabledevelopment.

The Board includes representatives of the main stakeholders of the Group:

3 representatives of the majority shareholders, 2 representatives of employees elected by them, independent directors, a representative of employee shareholders and a representative of the general agents. Except for the representatives of employees, they are elected by the General Meeting of Shareholders according to the principle of one share-one vote since AGF has no provisions limiting voting rights, double voting rights or shares without voting rights.

Pursuant to internal regulation, the Board of Directors has also appointed a non-voting member for four years. He is responsible for seeing to the strict application of the by-laws and has a right to be informed on the management of the company as a representative of all shareholders. In the exercise of his responsibilities, he assists the Board and takes part in deliberations on a consultative basis.

The respect of the provisions of laws n° 2001-420 of 15 May 2001, called the NRE law, and n° 2002-1303 of 29 October 2002, called the Houillon law, in terms of cumulative mandates, which is demanded of all directors, is a major guarantee of their full commitment and availability to the company. All directors, including the non-voting member, are in conformity. The list of their mandates appears on the internet site.

In the six meetings organised in 2003, the participation rate was 80%. In order to promote attendance, the criteria of distributing directors' fees had been changed and internal regulations have included provisions for video-conferencing in order to facility meetings of the Board on an emergency basis.



Functioning and activities of the Board

The Board of Directors conducted an in-depth restructuring of its internal regulations in its meeting of 14 March 2003 in order to include most of the recommendations of the Bouton Report on corporate governance. The internal regulations of the Board and its committees are available on the internet site www.agf.fr/sustainabledevelopment.

In 2003, the main non-recurring themes handled by the Board were the growth plans in and outside France and partnerships in different areas (health, analysis and selection of OPCVM and management companies, employee savings, single window, etc.) and contrariwise, several divestments (stakes in Crédit Lyonnais, Entenial, Sophia and AGF Belgium Bank, life activities in Brazil and Chile, etc).

Various points were also made respectively on Group policies in the calculation of provisions for value impairment and capital loss exposure, asset allocation in 2003 and 2004 as well as AGFs financial situation in respect of the markets (measures of protection against volatility of asset portfolios in bonds and equities) and the policy followed in reinsurance. The impact of the reform of the CAC 40 on AGF, the new Group organisation and the project to increase share capital for employees were also addressed.

The most significant innovations, other than the annual review of the situation of each director mentioned above, included a complete process of annually evaluating the operation of the Board by the directors themselves.

Implementing the annual evaluation of the operation of the Board

The revised internal regulations stipulated that in order to optimise its operations, the Board of Directors places on its agenda once a year a review of its operation, followed by discussion. The methods of this evaluation are established by the Board with the assistance of a specialized outside consultant in order to have a complete evaluation process during the first quarter of 2004 so operations would be more efficient, harmonious and participative.

This evaluation will in include the recommendations of the Viénot and Bouton reports, AMF recommendations and the provisions of the Law on Financial Security. An ad hoc questionnaire was sent to each director, and once the returns were in, it was followed by in-depth conversations. In order to guarantee confidentiality and success, the implementation of these two activities was assigned to an independent consultant outside the Group, Egon Zehnder.

The supervision and coordination of this process was given to the Chairman of the Compensation Committee, Mr. Lévy-Lang. The conclusions gave rise to a report, followed by debate, at the 15 March 2004 meeting of the Board of Directors.

Report of Audit Committee activity

For fiscal year 2003, AGF presented forecast half-year financial statements on 13 August 2003, definitive half-year statements on 7 September 2003 and its annual statements on 15 March 2004 (or fifteen days before the limit of three months following fiscal year closing).

On that occasion, the audit committee heard the auditors (Ernst & Young audit and KPMG), who presented their conclusions on their reviews on the projected closing of statements. Twice a year, the auditors inform the committee of the state of AGFs provisions, globally and by business. It also reviews points that might have an impact on statements and future company profitability. It may also ask to review specific subjects. In 2003, it took an interest in the method of calculating provisions on assets, asbestos risk, the policy of covering portfolios during the year, market perspectives, the policy of allocating assets, the renewal of terms and auditors and the evolution of timetables for cashing premiums.

AGF did not use its auditors for consulting assignments*. This distinction between audit and advisory assignments is not part of the general practices of AGF.

*See consolidated annex on fees paid to auditors.

AGF Supervisory Bodies

In keeping with the principles of corporate governance and provisions of the *note d'opération* of Allianz at the time of its friendly takeover of AGF, several committees were put into place: the Audit Committee, the Transactions Committee and the Compensation Committee.

The Audit Committee

The Audit Committee of AGF is chaired by Mr. Dominique Ferrero and comprises Mr. Robert Hudry (since appointment to the Board on 14 March 2003) Mr. Detlev Bremkamp. Based on the definition of the Bouton Report, the independent directors account for two-thirds of the Audit Committee. It met five times in 2003 with an attendance rate of 73%.

The missions given to the Audit Committee are the following:

- to analyse statements prior to presentation to the Board of Directors and verify the relevance of accounting methods,
- to approve the Group general audit programme,
- to be consulted on the appointment or reappointment of the statutory auditors and to examine their review of statements,
- to examine any item that might have a major financial impact on the company,
- to fulfil special missions that might be assigned by the Board of Directors.

The Committee also examines the internal audit programme. If it is not the automatic recipient, the Committee may ask to hear any party, internal or external whenever they are committed to professional secrecy, as well as the director of internal audit, who participates in Committee meetings as a permanent invitee. The Chairman of the Audit Committee makes a detailed report of its work to the Board of Directors.



The Transactions Committee

The Transactions Committee is chaired by Mr. Yves Cannac and comprises Messrs. Diethart Breipohl, and Hans-Dieter Kalscheuer. Based on the definition of the Bouton Report, independent directors account for two-thirds of the Transactions Committee.

It meets to review any operation exceeding 5 million euros, any acquisition or sale of a consolidated stake between AGF and Allianz or a member of its group, as well as any bond issue by Allianz that AGF subscribes to at more than 25%. It assures that all such operations are respectful of the interests of minority shareholders. Its advice is mandatory prior to any decision by the Board of Directors.

The Committee hears the management of the companies concerned, examines any fairness opinions by independent experts and entertains their statements. At the conclusion of each meeting, the Committee makes a report to the Board of Directors. Its opinion is mandatory and preliminary to any authorisation of a transaction by the Board. During 2003, the Transactions Committee met three times a year and the attendance rate was 89%.

Report on the activity of the Transactions Committee

In 2003, it played a role in the divestment of Tindall Riley, the acquisition of Dresdner Gestion Privée, the state of advancement of work on AVIP, the conditions of the loan of AGF to Allianz, as well as the adjustments of prices on former sales (Phenix Suisse and sale of AGF MAT to Allianz).

The Compensation Committee

The Compensation Committee is consistent with a policy of greater transparency in AGFs compensation system. AGF publishes complete and detailed information on the compensation of directors in the financial portion of the annual report and respond to questions that are addressed to it all year. It is chaired by Mr. André Levy-Lang and comprises Mr. Michael Diekmann and Mrs. Béatrice Majnoni d'Intignano. Independent directors account for two-thirds of its members. Required to meet at least once per year, the Committee met 2 times in 2003 with an attendance rate of 100%.

In keeping with its internal regulations, the missions of the Committee include:

- making any and all recommendations to the Board of Directors in respect of the compensation and retirement of the Chairman, as well as other corporate officers, as need be,
- making any and all recommendations to the Chairman in respect of the compensation and retirement of the members of the Executive Committee, who are not corporate officers,
- reviewing the recommendations of General Management in respect of the implementation of stock option plans authorised by the Extraordinary General Meetings of Shareholders,
- carrying out any and all special assignments that might be given by the Board of Directors.

More broadly, AGFs compensation system includes stock options and a variable portion of salary ("bonus") for executives. The granting of bonuses annually based on the results of the prior year is a function of the individual performance of the employees concerned when the overall performance is in keeping with the objectives of AGF. Distribution is based on the completion of these objectives and always approved by the Executive Committee

The policy of granting options is the same for all beneficiaries, including Executive Committee members, and aims to retain employees and reward performance.

A plan is submitted each year to the Board of Directors on the same date (the Board meeting of September) in order to avoid stock prices influencing grant date. The overall volume and the exercise price are based on the market context in order that any gain cannot result only from a market low on grant date.

Candidates include not only corporate officers and executives but all employees whose retention the company wishes to support, either because of their potential (a high potential manager) or because of their performance.

The number of optionees and the individual recipients of stock options are reviewed each year and change by about one-quarter each year (17.5% from 2002 to 2003). The company's objective is to widen the eligible population. In 2003, 348 individuals were given options, including 155 non-executive managers, and the total amount of shares under option reached 1,118,250 or 0.59% of the capital. With the exception of the Chairman, no member of the Board receives stock options. 83% of these options are granted to non-members of the Executive Committee.



Report of the activity of the Compensation Committee

The Compensation Committee took a position on the variable portion of remuneration to be paid to members of the Executive Committee in 2002 and the procedures therefore for 2003. The variable remuneration of members of the Executive Committee includes an annual bonus, one-half of which is based on individual qualitative criteria, and the second half on quantitative objectives of EVA (Economic Value Added) and IAS (International Accounting Standard) for the Group. In 2003, it also reviewed the supplementary retirement plan for the Executive Committee and stock option and stock appreciation right plans (a plan for managers of all Allianz Group companies). Its recommendations gave rise to a written and verbal report by the Chairman at the next meeting of the Board.



Ethics and dialog on a daily basis: a tangible step forward

AGF has taken the ethical initiative for several years now. It is now recommitting itself to strengthen this initiative with a two-fold concern of concrete anticipation and efficiency by pursuing three objectives:

- promoting an "ethical" state of mind among employees,
- integrating this requirement into daily business practices,
- improving dialog with partners, customers and employees.

Promoting universal values

By joining in the Global Compact of the United Nations in July 2002, Jean-Philippe Thierry, Chairman of AGF proved the attachment of his Group to universal values and made a commitment to the Secretary General of the UN, Mr. Kofi Annan, to promote this initiative in his sphere of influence.

AGF gives tangible meaning to its intent to promote the principles of the Global Compact internally with its employees through information in different internal Group media in respect of these principles and AGFs initiatives to meet its commitments. For example, internal audit guides now devote material to respecting the commitments of the Group in sustainable development. The sustainable development on the intranet transmits news on the subject and disseminates good environmental and social practices to all AGF employees in France.

Outside the Group, AGF gives meaning to its commitments by encouraging its suppliers to subscribe to the principles of the Global Compact. In December 2003, 21 of the Group's main suppliers sent a letter in this light to Mr. Annan and joined other service providers who were already parties to the agreement. Today the suppliers who adhere to Global Compact represent more than 35% of the Group's procurement. Details on this initiative are the example of the good practices that AGF has put on line on the Global Compact site (www.unglobalcompact.org).

To learn more about AGF Group commitments in the Global Compact: www.agf.fr/sustainabledevelopment

Objectives 2004

Dimensions	Projects
Internal diffusion	The sustainable development intranet will offer a monthly newsletter in order to disseminate more complete and pertinent information.
External diffusion	AGF plans to continue promoting the Global Compact. The AGF Group's objective for the end of 2004 is to have 450 suppliers so that the share of procurement from signatory suppliers is 70%
Corruption	In keeping with Group ethics, AGF supports Mr. Annan's plan to add a tenth principle on corruption.

The principles of the Global Compact

The Secretary General of the United Nations set forth these principles for the world of business:

Principle 1: support and respect the protection of the rights of man in their sphere of influence;
Principle 2: assure that their own companies are not party to abuses of the rights of man;
Principle 3: the liberty of association and the recognition of the right to collective association (collective labour agreements;
Principle 4: the elimination of all forms of forced and mandatory labour;
Principle 5: the abolition of child labour;
Principle 6: the elimination of discrimination in labour and the professions;
Principle 7: support a preventive approach in environmental challenges;
Principle 8: take the initiative in promoting more environmental responsibility;
Principle 9: encourage the development and dissemination of environmental technologies.

To learn more on the Global Compact
www.unglobalcompact.org



The commitment of one and all

In order to make these principles operational, a general code of ethics is sent to the personnel of all Group subsidiaries for the purpose of seeing that the rules of law are abided by and to give examples of "good conduct". Attached to the contract of each new hire, it addresses rules of behaviour aiming for the respect of laws and the generalisation of ethical practices.

Directly inspired by the Allianz code of ethics, this code recaptures traditional values and fundamental principles relative to work and the respect of people. It specifically prohibits any discrimination among employees, of any origin, gender, lifestyle, family situation, ethnicity, nationality or race, political or union beliefs or religious convictions. Its objective is to prevent behaviour that is injurious to morale and moreover to promote the ethical behaviour of personnel.

In addition, the use of the internet has been covered by information and specific rules to warn employees of any deviation, protect the confidentiality of information and provide for the respect of people, employees and customers.

To learn more about the AGF Group ethics code:
www.agf.fr/sustainabledevelopment





AGF Values

Above everything ethics are the values shared by all Group employees. As an insurance and financial services company that is entrepreneurial with strong positions in each of its markets, AGF has elected to base its actions around five major values:

- *Mutual respect:* We favour and place value on the diversity of ideas and people. Listening, pursuing transparency, growing in a climate of reciprocal trust, identifying solutions together are all essential values in our success.
- *Finding the value in everyone:* We promote personal growth so everyone can give his or her best.
- *Fairness:* In all situations, we act with honesty and loyalty, striving for objectivity, making judgements based on fact, rewarding performance.
- *Personal initiative and taking responsibility:* We encourage risk taking. Thanks to advice, we anticipate and move ahead of expectations. We trust and take responsibility. We commit ourselves to objectives.
- *Cohesiveness and solidarity:* We encourage people to work in teams and networks. We share knowledge and expertise. We implement projects and actions rapidly and with solidarity.



Putting these requirements into practice

Considering specific risks in certain professional situations

Given job requirements and information they hold, some employees follow a code of conduct that is specific to their situation.

For "corporate insiders"

For permanent or occasional "corporate insiders" AGF endeavors to follow the best practices for this ethical component of corporate government. Since 2001, going beyond legislation in place, AGF has increased the rigor of internal procedures governing transactions in AGF shares by corporate officers, members of the Executive Committee and the General Management Committee, as well as beneficiaries of stock options.

So the following have been put into place: a negative 30 calendar day preceding the public announcement of half-year and annual consolidated financial statements when these individuals may not make any personal transactions in AGF shares as well as in the securities of the majoritively held subsidiaries (Euler Hermes, Entenial). There is a quarterly requirement to declare all personal operations in these securities to the AGF Director of General Audit.

In professional practices

At AGF the Procurement Departments as well as companies in asset management have their own ethics code that is unique to the requirements of their professional practices.

The employees of AGF Asset Management, AGF Private Equity AGF Alternative Asset Management have received codes of ethics that are specific to their activities. At the same time, AGFs ethics function promotes the active presence of ethics professionals in professional bodies. That's why the Group head of ethics participates in the anti-laundering liaison committee of the finance ministry and has been heard by the GAFI on the occasion of the revisions of 40 recommendations of the organisation. The battle against laundering being a professional priority, AGF has developed an anti-laundering model with other French insurers and in cooperation with banking establishments.



A specific ethics code for purchasing

Buyers can be the object of numerous solicitations on the part of suppliers. Therefore, it was important for the AGF Procurement Department for equip itself against these "temptations". Because a negotiation must occur in a transparent and controlled situation, since 2002 Group procurement has had a specific code of ethics that each of its employees has signed. It also strictly precludes the acceptance of gifts.

A network of ethics representatives monitors respect for all of these principles

AGFs network of ethics representatives, created in 2002, is responsible for updated ethical standards related to Group activities, monitoring respect for procedures so they conform in practice to established principles and to provide information to teams. They have produced an initial report on the application of the code within the Group. There were no violations of the rules reported in 2003, and AGF made 91 declarations of suspicions to Tracfin. The network of professional communicated the commitments of all French insurers on the ethics of the profession to employees.

So that ethics will be a reflex for new employees, each newcomer is sensitised to the constraints of ethics. And each employee has access to an ethics professionals if he wishes to share a situation he believes critical to the ethical principles of AGF.



Managing corporate risk

The AGF Group places particular importance to the management of risks linked to development of various businesses. To do this, it implemented a Risk Management Department in 2001 responsible for monitoring risks of all types. The department's mission is to understand the management of financial and operating risks for the Group better. In an environment where insurers are subject to ever increasing risks (volatility of financial marches, natural or industrial catastrophes, terrorism, etc.) the mission of Risk Management takes on all its meaning.



The management of AGF audit has decided to take into account the aspects of sustainable development in its missions. So Group audit plans to structure a systematic inventory of evaluating risks of the audited entity in cooperation with Risk Management when missions end. A sustainable development guide has been developed to allow internal auditors to check on practices and the management of the issue within audited entities of the Group.

To learn more about the question of corporate risks at AGF, see the risk management chapter on page 42.

For more information on Group procurement, see
www.agf.fr/sustainabledevelopment



A will to have exchanges with different company stakeholders

Sustainable development is now a part of AGF relations with suppliers

Since the end of 2001, a questionnaire on the practices of suppliers in sustainable development has been included in bidding procedures. A rating system makes it possible to evaluate the commitment of candidates, and if need be, to take them into consideration when choosing a service provider. As of today, 183 suppliers have been evaluated by the Department of Procurement. They account for 35% of Group procurement volume.

At the same time, the Department of Procurement has included an "Ethics and Sustainable Development" clause in the general terms and conditions of new contracts signed by the Group. This clause covers commitments and obligations of AGF suppliers in terms of respect for social and environmental legislation. It is part of a lasting relationship between AGF and its suppliers.

Information and dialog with stakeholders

Ever more transparent information to customers, shareholders and employees, AGF gives customers, intermediaries and shareholders a clearer view of the life of AGF, its activities and services.

Externally, its site www.agf.fr, the ergonomy of which was reviewed at the end of 2003 grows richer in performance, both in terms of information and services, and opens up to an increasingly tighter network of dedicated sites by major subject. However, internet is only one channel of information along side a set of actions that make it possible to meet our customers, partners and shareholders.

The choice of transparency in AGFs financial information leads to an active policy of meeting shareholders, both institutional and individual, through the year (see AGF and the Bourse page 28 for details). As soon as it is made public, financial information is available at the site www.agf.fr, the quality of which in terms of services to shareholders was saluted in 2002 by the magazine *La Vie Financière*.

Internally, the intranet site of the Human Resources Department, dedicated to all policies and procedures of human resource management, emphasises proximity information (integration, training, evaluation, mobility, administrative management).

Objectives for 2004

Dimensions	Projects
Rights of Man	The question of the Rights of Man is a separate topic of sustainable development. Following the ethics code, AGF has established a clear policy on the subject. Including a line on respect for the Rights of Man in internal audit assignments.
Diffusion of sustainable development	The Procurement Department plans to have 450 suppliers evaluated by the end of 2004 thus lifting the share of purchases evaluated according to sustainable development criteria to nearly 70%.



THE INSURANCE BUSINESS IS ABOUT MORE THAN JUST INSURANCE

In its new marketing campaign launched in 2003, the AGF Group positioned itself as a partner standing beside its customers. AGF intends to "face the world" with its customers by giving them the material and financial resources to conduct their business successfully in all circumstances and in a responsible manner. Through this message, AGF aims to change the traditional view of insurance and encourage its customers to assume responsibility through openness and shared values.


TT R RATES FOR THE POLICYHOLDER
TTER LOSS EXPERIENCE FOR THE INS

AGF is a natural player in prevention

In addition to active risk management (see "Risk Management", page 42), prevention, innovation and quality of customer service make sustainable development a strategic avenue of growth for AGF.

In the context of its business development strategy, AGF aims to go further through active prevention, both in corporate risks and in services dedicated to consumers.

An insurance policy does not begin and end with the payment of premiums and the settlement of claims. The contractual aspects form a common base, which is then tailored to fit the situation, depending on the level of risk we insure. To minimise risk, our prevention teams are active throughout the life of the policy. When a loss occurs, AGF indemnifies the policyholder so as to make up for his or her loss.

To learn more about the major steps in an insurance contract, visit our website: www.agf.fr/sustainabledevelopment

Reducing corporate risks



In the industrial risk arena, insurance alone is not enough. The objective is to control risks through a win-win relationship between the company and its insurer. Risk control means reducing loss frequency through an active prevention policy and reducing the gravity of each loss through appropriate active and/or passive protection measures. First used in fire risk, this strategy has been extended to environmental risk, product quality and construction risks.

Making customers sensitive to risk
Industrial customers can call upon our expertise when they draw up capital investment plans or when they train their staff. AGF provides teaching documents called SPOT sheets that analyse major losses and explain what can be learned from them.

In this same vein, 98 risk management professionals, including corporate leaders, brokers and AGF employees, met on 29 October at the annual seminar organised by AGF's Technical Prevention division. This year, current operational and regulatory trends coloured much of the discussion. Each discussion topic was chaired by member of the Technical Prevention division and an outside specialist in the specific area and gave rise to a particularly rich and rewarding exchange of ideas.

Euler Hermes,
an example of risk management

To actively manage risk in its credit insurance business, Euler Hermes gathers information on all contract parameters (buyer, economic conditions, country, political context) and updates them in real time. As this business requires quick turnaround and local expertise, Euler Hermes has local teams dedicated to analysing and tracking risk.

Euler Hermes' database includes more than 40 million companies. Reserved exclusively for holders of its credit insurance policies, this knowledge base is essential in evaluating risk.

All Euler Hermes subsidiaries follow the same approach to risk, but this does not mean that expertise is centralised. The entity that is closest to the source of the risk collects the information and handles the credit request.



AGF Courtage relies on a history of serious non-automotive claims to gain a better understanding of the loss experience of SMEs and independent professionals. Using this tool, developed by AGF, risk managers can retrieve statistics on seriousness, frequency, causes, location and the economic sectors in which losses occurred. They can also drill down on the most significant aspects of the losses.

Field visits to apply these principles

	Nbr of prevention specialists	Nbr of audits	Environmental audits
AGF Assurances	3 specialists + 36 inspectors	145	16
AGF Courtage Local	11 specialists	1,549 + 24 inspectors	Systematic for companies classified as having an impact on the environment
AGF Courtage Global	36	1 477	77

An integral part of AGF Courtage Global, the Technical Prevention division is a team of 45 professionals, including 36 technical specialists in various fields. Their role is to support underwriting and claims settlement through on-site audits, technical assistance and risk management training. Being part of the Allianz Risk Consultants (ARC) international network, they can share experiences, and AGF customers can have the audits of their foreign sites carried out by local technical experts with in-depth knowledge of the standards and regulations that apply in their country.

At the conclusion of each assignment, the Technical Prevention division presents, in addition to an evaluation of current systems, a prevention plan laying out requirements and/or recommendations for reducing risks. In certain cases, our Technical Prevention specialists step in following a major catastrophe to help the customer rebuild the damaged property or process while improving operating security.

Reducing risks in health and automotive insurance

Automotive insurance

Alongside the French government's highway safety initiatives, AGF has an aggressive policy of its own.

The commercial department of AGF Assurances is very active in training drivers insured under its group and fleet policies in safe driving behaviour. Develter Formation et Prévention, a training and prevention firm that works with AGF, evaluates risk, tracks accident statistics, trains drivers in both general and specific prevention topics, and undertakes communication and software development efforts. These services are tailored to each company regardless of the type of vehicles AGF insures. Develter's training initiatives raise drivers' consciousness about safety issues, and have led to a significant decline in average claims on insured fleets, ranging from 25% to 55% depending on how long the programme has been in place. AGF also has its own trainers. They trained 1,300 drivers in 72 companies in 2003. The programme has helped save lives over the past three years; it has also reduced losses by 3 million euros per year.

Similarly, the Mondial Assistance policy for corporate auto fleets offers regular vehicle maintenance. In this way, vehicles are maintained more efficiently than when employees assume responsibility themselves. Good maintenance reduces accidents.

Various initiatives were undertaken in 2003 concerning individual policyholders. For example the regional head office for Western France and the 6 general agents in the town of Vannes organised a programme to raise public awareness about highway safety. Over a two-day period, the French highway safety agency, Red Cross, national police and driving schools teamed up with AGF general agents to show visitors the dangers of driving. Exhibits included activities for young drivers, collision and roll-over simulators, brake tests and the effect of accidents on crash test dummies.

Because young people have the highest accident rates, AGF emphasised training programmes approved by the French highway safety agency and intended for young people, both before and after they obtain their driving licence. For example, in partnership with the local government of the Isère département, AGF offers premium reductions to young drivers who have taken a post-licence driving course given by an approved driving school.

Confident in the belief that the new probationary driving licence for new drivers will lead to fewer accidents, AGF will offer a 5-25% reduction in premium rates for all drivers who obtain their licence after 1 March 2004, when the new system goes into effect.



Health insurance and income protection

The AGF Group's prevention policy is not limited to property & casualty insurance. Prevention in healthcare also leads to better coverage and lower premiums.

Recent, innovative AGF policies in the health insurance area cover the cost of products and services that are incompletely insured by Sécurité Sociale, the national healthcare plan, if it is incurred for preventive purposes. These include, for example, help in quitting smoking, third-generation oral contraceptives, fissure sealing for cavity prevention and periodontics. AGF plans to use the Santéclair platform to promote the health check-ups offered by Sécurité Sociale.



In 2004, AGF Collectives will promote a healthcare plan that combines the advantages of AGF Osmose and Omnea in terms of coverage and evaluation of health risks. It will cover reimbursements dropped by Sécurité Sociale and will encourage policyholders to assume more responsibility through preventive measures. For example, a policyholder wanting to quit smoking will be reimbursed for 60% of actual smoking cessation costs over a two-year period.

Mondial Assistance offers personalised service and reduced costs with telemedicine

The healthcare sector has been reaping the full benefits of new technological advances for several years now. New possibilities make it possible to offer personalised, targeted service, while reducing peripheral costs. In Italy, for example, Mondial Assistance Italia works with a telecardiology company offering policyholders remote cardiology surveillance following a cardiovascular incident, thereby avoiding the cost of frequent hospital visits, ambulance transport, etc.

In income protection, AGF Collectives helps policyholders solve personal problems. With the support of SOLAREH, a service company, AGF Posaction offers a programme of psycho-social support, for example in the event of marital or work-related difficulties. Policyholders can meet with psycho-social counsellors or experienced corporate consultants, in the strictest confidence, for up to 12 hours a year. The objective is to reduce the number of days that employees in difficulty are off sick.



Reinvent the customer relationship

In line with our sustainable development strategy, AGF is constantly seeking to innovate and improve the quality of service rendered to customers.

Product innovation

To respond to the new expectations of its customers, AGF is constantly innovating in the direction of improved services and more specific coverage of risk.

Rapid changes in the environment are causing in big changes in risk. As a result, differentiation opportunities are numerous and leave room for improvement in the slate of insurance products and financial services we offer to companies and consumers.

To learn more about Santéclair, visit our website:
www.agf.fr/sustainabledevelopment



Insurance

A loss event is already a crisis for a policyholder. To avoid aggravating the situation, AGF offers crisis management solutions to its professional policyholders. As a recent innovation, AGF includes crisis management in insurance against financial losses resulting from product contamination. The innovative aspect of this AGF Courtage policy is that it offers a corporate communications component in addition to traditional coverage. Intended for SMEs that are certified for quality and good practices in hygiene and safety, the policy includes specific prevention and crisis management training plus the immediate assistance of a communications specialist in the event of a damaging incident.

Similarly, Elvia has developed a crisis management solution for the tourism industry. Regardless of where a catastrophe strikes, a crisis management unit is structured so as to handle each step in the process. Prior to an incident, the unit offers rigorous training in communication techniques, trains specific teams and holds simulations. During an incident, the unit immediately sets up hotlines to inform the public, mobilises people who are on call, coordinates emergency services on site, sends medical teams, repatriates victims and organises communications with the media. After the incident the unit supervises victims' medical and psychological treatment, organises ongoing support and drafts reports for the media.

In consumer healthcare coverage, with "Santégrale" and "Latitude", AGF's product line now complies with the principles of solidarity. Provided that the services of Santéclair have been used, certain items are covered at their actual costs. For seven years, the Santéclair platform has offered AGF's healthcare policyholders numerous innovative services. In partnership with a network of healthcare professionals, policyholders have access to high-quality care at negotiated prices.



AGF recognises a broad range of medical costs

AGF's policies cover dental prostheses, orthodontia, and implantology, disposable contact lenses, other optical equipment and the influenza vaccine. In 2003, AGF introduced myopia surgery coverage in the form of a fixed reimbursement for vision defects between 1 and 8 dioptres.

Depending on the patient's needs, innovative types of medicine (homeopathy, osteopathy, acupuncture) are fully recognised under AGF policies. Reimbursement depends on the pathology and are based on predetermined amounts.

For the third consecutive year, the publication Dossiers de l'Epargne awarded its gold medal for income protection to AGF Santé. AGF Santé won the top prize thanks to its broad choice of coverage levels. Dossiers de l'Epargne particularly appreciated the high-quality assistance services and the complete, well-organised documentation. Another plus: the policy is available to working people up to 65 years of age.


Et vous ?


AGF

In terms of associated services, in an effort to respond to the societal problem that retirement now represents, Mondial Assistance France has developed a suite of services to help future pensioners plan for their retirement starting at age 40. Various services are available, providing answers to practical, legal or tax questions. The services enable policyholders to plan their income well in advance of retirement, account for all the years of their working life, and perform a financial assessment in the years just prior to retirement. The services also enable policyholders to develop a very realistic plan when they are ready to take retirement.

Financial services

Confident in the belief that socially responsible investment will become increasingly important in the minds of investors, AGF Asset Management now proposes a mutual fund called AGF Valeurs Durables. Invested in euro-zone companies, the fund complies with the principles of sustainable development. Its investment philosophy consists in selecting the best companies from the full universe of economic sectors on the basis of financial and non-financial criteria. The investment objective of AGF Valeurs Durables is long-term performance in euro-zone equities.

Exercising voting rights at shareholders' meetings

The new financial security act, setting auditing and financial reporting standards and voted by the French parliament in the summer of 2003, requires that management companies exercise the voting rights attached to the securities they hold for the benefit of investors, and that they explain any vote that is not so exercised.

From the Autumn of 2003, AGF Asset Management implemented a procedure for voting the shares of European companies at their shareholders' meetings. The Corporate Governance Committee examines the text of the resolutions and determines the position to be adopted by the management company, in line with the policy on voting rights.

The process begins with the full investment universe, comprising all securities in the major national indexes of eleven euro-zone countries (about 600 securities) without excluding any particular industry. Financial criteria (fundamental analysis) are then crossed with non-financial criteria (results of VIGEO studies), reducing the universe to 300 securities. The portfolio is ultimately made up of about 60 to 70 securities. AGF Asset Management has decided to overweight environmental and social factors. To underline its commitment to sustainable development, AGF Asset Management has asked Michel Albert, Honorary Chairman of AGF, to head the AGF Valeurs Durables fund.

Eligible for equity-based savings plans, AGF Valeurs Durables is distributed by AGF's networks and offered under the Stiméo employee savings plan. Moreover, an employee mutual fund that feeds into AGF Valeurs Durables (AGF Épargne Valeurs) makes it possible to offer this fund within AGF's employee savings plans. At 31.12.2003, its assets under management were close to 72.9 million euros. For 2003, AGF Valeurs Durables posted a rise of 18.5%.



Through its specific loan activity, Entenial, which was a subsidiary of AGF until the end of 2003, makes a considerable contribution to the renovation of the housing stock. It is one of the few lending institutions to offer individuals specific loans for financing the renovation of historic monuments or classified sites (Malraux Law). In terms of the existing urban stock, Entenial offers financing options adapted to the rehabilitation of common areas in condominium buildings.

Products with added social value

AGF's commitment to sustainable development has led to the launch of products and services with high social value added. For AGF, the added value of positioning ourselves on these new markets is in the closer relationship we build with our customers by being closer to their concerns.

Insurance

Through the expertise we have developed in high-risk individuals, we can offer solutions to individuals who have trouble finding insurance because of the pathologies from which they suffer. According to the FFSA, 1% of the population is considered uninsurable because of health problems and 4 to 5% face premium add-ons and coverage exclusions. So each year, some 10,000 to 20,000 people are refused credit and home ownership.

In line with the Belorgey agreement (signed 19 September 2001), AGF offers AGF Solvius, a death and disability policy for borrowers, tailored to the age and individual situation of each borrower (level 2 policies). To offer the best medical-technical conditions of acceptance, the AGF Medical Department revises, when possible, the aggravated risk rates prevailing in the market by updating mortality studies and integrating changes in medical knowledge.



Through active partnerships with patient associations, AGF drills down on needs (type of coverage) and shares the results of scientific analyses in order to define the optimum level of price and risk. AGF Solvius may also be the solution for seniors (up to age 75) or for large sums (1.5 million euros for an individual).

A creative initiative based on transparency of methods and dialogue with stakeholders, these partnerships are intended to be long-term ones. Using its expertise and experience, AGF is studying the possibility of extending this coverage to individuals with other serious illnesses (cardio-vascular pathologies, epilepsy, cancer, etc.).

These partnerships continue to evolve. As an example, the AFD partnership should soon see the addition of a group income protection plan devoted to members of the association, in addition to the specific borrower contract already in place.

	Association François Aupetit (AFA)	**French Association of Diabetics (AFD)**	**FNAIR and SD'AIR (national kidney failure assistance organisations)**
Start date	March 2001	June 2002	October 2002
Pathology	Chronic inflammatory diseases (Crohn's and haemorrhagic rectocolitis)	Diabetes.	Chronic kidney failure (transplants and dialysis)
Population	120,000	2,000,000	50,000
Policies specific to the pathology	Traditional borrower policies on income protection	Borrower policies and specific income protection income subscribed by AFD	Borrower policies or traditional protection
Number of policies subscribed*	42	1,350 (incl. policies taken over)	35

**since the start date of the partnership*

Supplemental insurance policy services

The objective here is to improve the quality of life of people afflicted with chronic illnesses. Globally, 20% of patients generate 80% of healthcare expenses. Ten chronic illnesses alone – including diabetes, asthma, cardiac ailments, cancer, Alzheimer's, Parkinson's, osteoporosis and arthritis – are responsible for 54% of all expenditure.

In Australia, for example, Mondial Assistance has developed a programme to manage chronic illnesses which ensures patients a better quality of life by informing them about their pathology and treatment and guiding them in their daily lives. This preventive action avoids a large number of emergency hospital stays. With 1,600,000 policyholders, more than 17,000 cases are handled this way in Australia.

Enabling elderly people to remain independent

The increase in life expectancy has naturally led to a significant rise in the number of senior citizens. In Australia, Mondial Assistance has developed a prevention programme to contain the increases in healthcare expenses and enable seniors to remain autonomous for as long as possible. 350,000 people are involved in the programme in Australia, where Mondial Assistance handles 8,400 cases per year.

Thanks to the GTS tele-assistance service developed in France, Mondial Assistance helps elderly people remain at home safely. In France, nearly 35,000 people subscribe to the remote assistance service, which receives 1,000 calls per day. The service enables subscribers to save substantial amounts compared to what they would pay in assisted living or extended care facilities. The GTS service was particularly effective during the August 2003 heat wave.

Since the start of 2003, in the context of the AGF loyalty programme, AGF has been offering Aiguill'Age, a service that helps people confronted with problems living independently to find a facility that meets their needs. The service also answers questions about the rights of elderly people, the financial assistance packages for which they might qualify, the administrative steps they must take, etc.



Mondial Assistance offers assistance to people who want to return to work. Available to individuals through their insurance policies or bank accounts as well as to companies, this service enables an unemployed person to benefit from the assistance of a team of psychologists and employment specialists. It includes a skills inventory, development of a job plan, CV design, letters of introduction and preparation for job interviews.

For more than 80% of the individuals who take advantage of the service, the length of unemployment has been cut in half compared with the national average. The service has also been extended to young people between 18 and 25 years of age. They can benefit from an inventory, a professional plan analysis and job search training, all of which includes personalised monitoring.


AGF

Still higher service quality

The quality of service rendered to customers is a priority at AGF. To achieve it, we maintain a constant dialogue with them and pay particular attention to certification, a factor in greater customer satisfaction.

Constant dialogue with customers

In 2003, we continued to pursue initiatives aimed at improving the dialogue AGF maintains with its customers. After creating the Customer Mediation Centre, reporting to the General Secretariat, AGF took further steps in this direction. Leveraging discussions in the committee that serves as a liaison between the customer relations departments of the various AGF entities, we implemented best practices in all those departments. We also started an active dialogue with the FFSA mediator and with the heads of the CCA user offices.

In 2003, 25 complaints were forwarded to the FFSA mediator. Of the 13 opinions rendered by the mediator, 5 were favourable to the AGF Group.


INFORMATION
Group entities
Customer relations department
• AGF Vie
• AGF Assurances
• AGF Collectives
• AGF Santé
• AGF Courtage
• Subsidiaries, etc.
Technical departments
Complaint
Complaint
receives letters
Acknowledgement and response
Customer
Acknowledgement and response
... to the CEO of Allianz, to the managing directors and to the FFSA
ACTION





The same approach works for Larose Trintaudon, too

By listening to customers and constantly seeking to satisfy them, Château Larose Trintaudon has earned ISO 9001/2000 certification for all of the vineyard's activities. At the same time, a survey conducted in 2003 showed that 88% of Larose's customers were completely satisfied with the quality of its products and services.



Seeking more satisfied customers

Certification, a factor in increasing customer satisfaction, is part of AGF's overall effort to improve the quality of service to customers.

After the Lyons regional office in 2002, Rennes was certified ISO 9001/2000 for all its activities in 2003. Thanks to AGF's quality strategy, 170 new points of sale were certified in 2003.

Quality of service is one of AGF Vie's three prime strategic challenges. The constant effort to improve service quality continued in 2003, accompanied by a policy to measure customer satisfaction. For the second consecutive year, a representative sample of 1,300 customers of the salaried networks were interviewed by telephone for our customer satisfaction survey. This QoS initiative was extended this year to the life brokerage division, where our external business partners were surveyed for the first time. The results highlighted the technical and commercial expertise of our sales management teams and sparked ideas for improving service quality in the future.

From the outset, Banque AGF has treated customer satisfaction as a critical aspect of its strategy. *In 2003, all French banks made a commitment to improving their relationship with individual* customers. In accordance with the principles of the "MURCEF" law of 11 December 2001, the principal French banks signed a "charter" on 9 January 2003, under which they agreed to:

- contractualise the opening and functioning of customers' current accounts to a greater extent, through personalised, written agreements detailing the products and services included, in particular the available means of payment and overdraft privileges, and through clear, specific information about fees and the functioning of the account;
- make the fee structure more transparent, in particular by informing customers of any changes in fees at least three months before the new fees go into effect;
- provide for mediation, as stipulated in the MURCEF law.

Banque AGF fully subscribes to this initiative, even though its customers have been receiving a booklet explaining the general terms and conditions that apply to accounts and other products since October 2000. From now on, to respond to these objectives of contractualisation and transparency, Banque AGF will distribute the specific, personalised terms and conditions to customers in addition to the booklet they already receive. It has also implemented a procedure to inform customers in advance of any fee changes. In addition, Banque AGF participates in the mediation procedure of the French Banking Federation.

To learn more about certification at AGF, visit our website: www.agf.fr/sustainabledevelopment

2004 objectives

Domain	Project
Customer satisfaction	Customer satisfaction survey in the Life division to be renewed next year Customer satisfaction survey among AGF Assurances customers holding life policies purchased from general agents, and survey of customers who hold comprehensive homeowner's policies to prevent any dissatisfaction.

ENVIRONMENTAL ACTION AND PLANNING

AGF's strategy of sustainable development is manifested by its increasing attention to the impact of its activities on the environment.

AGF has already introduced the environmental aspect into its insurance and financial service activities; its intent is to offer even better solutions in the area.

Even though the direct impact on the environment caused by financial service activities is not as significant as in other sectors of the economy, AGF is conscious of its role in relation to its customers in promoting good environmental practices. With the objective of assuming its responsibilities vis-à-vis society in France and the other countries where it has a presence, AGF formally adopted principles for the environment at the end of 2002, giving direction to this consciousness.

To learn more about the AGF Group's principles for the environment, visit our website:
www.agf.fr/sustainabledevelopment


LA COMPAGNIE

Taking the environment into account in our activities

Products with added environmental value

In 2003, AGF continued to develop the environmental aspects of its products, by focusing on the environmental needs of its customers.

AGF's active oversight: a factor of innovation and reactivity
In order to provide efficient scientific and technical oversight, AGF intends to stay ahead of decision-making processes by its involvement in a number of professional associations:
- AFNOR where AGF chairs the General Land Commission (at present devoted mainly to polluted sites and lands) and is one of the qualified entities on the Committee for Strategic Environmental Direction.
- Companies for the Environment, where AGF is a member of the Board of Directors and where its experts participate in various working groups (global warming, risk analysis, etc.)
- National Centre for Research on Polluted Sites and Lands, where AGF chairs the Scientific Committee.
- The Ministry of Ecology and Sustainable Development and professional bodies (MEDEF for example) seek input from AGF when legislative proposals are being discussed. Examples include the European Directive on Environmental Responsibility and the draft legislation in France on protection from technological and natural risks and reparation of damages.



Insurance covering damage to the environment
Although insurance against environmental risk is not mandatory in France, it is becoming increasingly indispensable for many companies. These products not only help finance damages or operating losses linked to pollution at their operating site or to outside events, they also cover liability in the event of pollution they cause. In addition, ever tighter regulations are constantly increasing the need for the right products and services.

To learn more about the relationship between insurance and sustainable development, visit our website: www.agf.fr/sustainabledevelopment.

Mileage-based auto insurance

Transport, and in particular, automotive transport, is a major source of pollution, harming both the atmosphere and the underground water supply. Conscious of this, AGF Assurances offers a policy specially designed for those who drive relatively little (less than 9,000 km and less than 7,000 km). These policyholders pollute less and are less subject to accidents, and AGF offers them rate reductions of up to 45%, together with a high level of service.



Financing of renewable energy projects

Entenial, an AGF banking subsidiary, has developed expertise in structured financing for investors who want to act in a socially responsible manner and offers financing specially designed for renewable energy projects. Entenial is involved in euro-zone aeolian park projects with power exceeding 3 MW. Its activities include project management and implementation as soon as the project has been developed by providing its expertise in economic structuring and financial engineering.

2004 objectives

Domain	Projects
Individual enterprises	AGF Courtage Global plans to withhold liability coverage on activities that present a risk to the environment when that risk is underestimated by the customer. This aggressive policy is intended to raise customer awareness about the impact of their activities on the environment and prevent accidental pollution.
Auto repair and salvage companies	Taking its cue from the Purchasing division's initiative vis-à-vis suppliers, AGF Assurances plans to include a clause in future contracts, beginning in 2004, under which these service providers agree to respect the environment.

The environment and the AGF Group's assets


AGF
IMMOBILIER

Managing AGF's property portfolio with the environment in mind

In 2003, AGF Immobilier continued the environment-oriented initiatives it undertook in 2002.

We are constantly endeavouring to anticipate environmental regulation and be in compliance ahead of time:

- AGF pursues asbestos removal in anticipation of tighter legislation over time. In this area, we always prefer to remove asbestos even if legislation does not require it;
- We systematically evaluate the presence of lead-based paint when work starts on a building built before 1948. Analyses performed by the monitoring office and the SPS (Sécurité et Protection de la Santé), the coordinating agency, make it possible to evaluate needed action;
- The Mirabeau and Cristal towers have been treated for legionella (the bacteria responsible for legionellosis). Treatment in compliance with regulatory requirements is carried out regularly for the other buildings;

- To prevent health risks to renters, the campaign to eliminate transformers and low-voltage circuit-breaker panels containing PCBs (polychlorinated biphenyl) continued throughout 2003. The objective is to complete the project before the regulatory deadline of 2010.
- Beginning in 2004, all plumbing will be examined to ensure water quality and the absence of lead. This project will be ongoing for several years.

Industrial waste from construction sites was given particular attention in 2003. Buildings are examined before work begins to identify materials containing asbestos or lead. AGF Immobilier drafts and validates the waste-tracking documents, which show the waste's ultimate destination.

As the Purchasing division does with its suppliers, so AGF Immobilier requires that all companies submitting competitive bids fill out a sustainable development questionnaire. The results are used to determine the potential contractor's commitment to sustainable development. Similarly, a corporate ethics and sustainable development clause is included in the contract signed with the company that wins the bid.

LAROSE TRINTAUDON – LAROSE PERGANSON sustainable development in our vineyards

Larose Trintaudon and Larose Perganson, two vineyards acquired by AGF in 1986, have been in the forefront of implementing quality management systems for protecting the environment, ensuring employee safety and organising work responsibilities. This commitment aims to maintain the enterprise's viability over the long term, preserve the soil and prevent pollution. The policy enabled Château Larose Trintaudon to become ISO 14001 certified for all of its operations, from grape growing to customer delivery.

The vineyard paid particular attention to environmental aspects of its activities in 2003. Through selective waste collection and sorting, 82% of the waste produced by the vineyard was recycled. To deal with the various risks of pollution or fire, crisis planning has been progressively implemented.



2004 Objectives

Domain	Project
Modified wine production	Use meteorological data from the vineyard's own weather station to implement very specific modified wine production. The objective of this system is to treat vines at the right moment, with the right product at the right dosage, ensuring not only that they are protected against diseases but also that the environmental impact is limited.
Resources	Preserve natural resources such as water and electricity by limiting consumption
Effluents	Collect and treat effluents deriving from plant care treatment, so as to prevent discharge into the natural environment

Everyday respect for the environment

AGF is particularly attentive to the direct impact of its operations on the environment. Traditionally, internal environmental management has placed the greatest emphasis on health and safety.

To prevent risks and remain in compliance with applicable law, AGF applies the precautionary principle in the choice of materials and techniques it uses in major projects. A safety booklet, distributed to every employee, contains extensive information, instructions and emergency responses. Several safety-oriented training programmes have been held.

Employee involvement
Since June 2002, AGF has encouraged its employees to become active participants in environmental protection. Several internal communications initiatives have been launched to make them aware of how they can contribute to protecting the environment right in the workplace. With examples encouraging AGF employees to cut back on paper consumption, turn out the lights when they leave a room and sort waste, the campaign also presented the numerous initiatives launched by the Administrative Services division to reduce the impact of AGF's activities on the environment.

Internal environmental management: key figures

Since 2002, AGF has been using an environmental reporting system developed by Administrative Services. Information on fluid and energy consumption derives from service company records. The reporting tool has been implemented in the 40 "large sites" managed by Administrative Services.

Type of expense (reference unit)	2003 volume	2002 volume	2001 volume	2003/2002 change	2003 ratios (units per employee)	2002 ratios (units per employee)	2001 ratios (units per employee)
Paper							
Scope: 100% of the ESU	13,689	14,513	14,126				
Office applications (nbr of A4 sheets)	101,641,300	102,592,500	102,450,000	-0,9%	7,425.0	7,262,7	7,059.2
Of which recycled	3,055,000	800,000	0	+281,9%	223.2	56,6	0,0
Publishing (nbr of A4 sheets)							
Sales and marketing materials (kg)	1,300,000	1,300,000	2,500,000	0	95.0	92,0	172.3
Envelopes (nbr)	42,000,000	56,900,000	52,000,000	-26,2%	3,068.2	4,028,0	3,583.0
Office supplies							
Scope: 100% of the ESU	13,689	14 513	14 126				
Fax and printer cartridges (nbr)	32,711	25,352	23,823	+29,0%	2.5	2.0	1.8
Photocopier ink cartridges (nbr)	949	2,270	2,500	-58,2%			
Energy – Fluids							
*Scope: 79% of the ESU	10,951	11,301	11,610				
Electricity (KWh)	51,430,602	57,165,921	52,603,163	-10.0%	4,696.3	5,058.6	4,530.7
Domestic fuel (Hl)	2,812	1,363	2,423	106.3%	0.3	0.1	0.2
Natural gas (KWh)	10,358,241	10,279,463	7,805,401	0.8%	945.9	909.6	672.3
Geothermics (m³)	6,000	5,878	4,499	2.1%	0.5	0.5	0.4
Steam (T)	6,394	5,203	5,026	22.9%	0.6	0.5	0.4
Urban heating networks (KWh)	4,589,597	4,680,655	4,801,180	-1.9%	419.1	414.2	413.5
Urban cold water networks (KWh)	3,765,281	4,010,212	6,036,332	-6.1%	343.8	354.9	519.9
Total Energy (GJ)	**279,045**	**292,537**	**278,070**	**-4.6%**	**25.5**	**25.9**	**24.0**
Water (m³)	174,804	180,770	179,754	-3.3%	16.0	16.0	15.5
Transport							
Scope: 100% of the ESU	13,689	14,126	14,513				
Air (P-km)	12,527,126	13,722,245	20,954,595	-8.7%	915.1	971.4	1,443.8
Rail (P-km)	10,807,201	9,773,549	9,658,000	+10.6%	789.5	691.9	665.5
Long-term automotive rental (P-km)	81,749,858	81,149,320	81,000,000	+0.7%	5 971.9	5 744.7	5,581.2
Short-term automotive rental (P-km)	354,276	503,691	683,000	- 29.7 %	25.9	35.7	47.1

*The scope pertains to "large sites" in France (40 out of 240 sites)
NB: The long-term car rental fleet declined from 3,012 to 2,990 vehicles in 2003. The number of kilometres includes only travel undertaken for professional reasons. For short-term rentals, AGF had 1,060 rentals compared with 1,133 in 2002.

The data on water and energy consumption cover a population of 10,951 employees, or 80% of the ESU (32.1% of AGF's worldwide workforce). The system will be progressively extended to all major AGF sites. The data on paper, office supplies and IT equipment cover the entire ESU, or 13,689 employees (40.1% of AGF's worldwide workforce).

Reducing our direct impact on the environment

The Administrative Services division is in charge of managing the AGF Group's physical facilities. When technical installations are renovated, Administrative Services endeavours to use the most efficient, environment-friendly materials and equipment.



Our approach takes environmental impact into account

Heating – ventilation – air-conditioning systems

AGF realised significant energy savings when it replaced certain building air-conditioning systems. The new air-conditioners in the Lyons site have reduced water consumption, representing a saving of nearly 760,000 euros per year. When the Strasbourg site was renovated, the existing oil-fired boiler was replaced by a much less-polluting gas boiler.

Lighting

During renovation at the AGF Group's headquarters, LED lighting was installed on the building exterior. Apart from offering better lighting, this new technology offers substantial energy savings and a longer useful life than traditional incandescent bulbs. 200 incandescent spot lamps of 500 Watts each were replaced by 350 metres of LEDs. Power consumption declined as a result from 100KW to 6KW, a reduction of 94%.

In general, incandescent bulbs, in particular halogens, are being replaced by energy-saver bulbs, fluorescent lights or LED systems.

Waste

AGF is conscientious about separating the various types of waste it produces and recycling what can be recycled. To ensure traceability over the entire treatment process, AGF requests specific destruction certificates for each type of waste handled by its service providers.

Type of waste	2003 volume	% recycled	% incinerated
Paper and cardboard	16,041 m³	84%	16%
Household and kitchen waste	4,790 m³	0%	100%
Batteries*	1,516 kg	100%	0%

Part of the figures in this table were consolidated on the basis of actual measurements in Parisian and regional offices. The other figures are estimates. These data encompass 67.8% of the ESU.

*The Athena tower is not included in the battery recovery data. The maintenance contract covering the tower includes battery recovery.



- Printer, fax, photocopier cartridges:

The AGF Group buildings in the rue Richelieu area in Paris are covered by a contract with IC2i, which recovers ink cartridges from 70 collection points. This company recycles the cartridges and pays between 1 and 2 euros per cartridge on several cartridge SKUs. The Louis Blanc site also signed a contract with this company in January 2004.

- Paper and cardboard:

To recover and recycle paper, the rue Richelieu area sites, as well as the Villepinte and Charenton sites on the Paris periphery have signed a contract with "La Corbeille Bleue", a company specialised in paper recycling. Other sites have signed similar contracts with other approved companies.

- Batteries:

Based on the success of the "Récupil" battery collection site set up in the Group's head office in 2002, AGF is now organising collection in all of the major Parisian and regional sites. Collected batteries are forwarded to approved service providers for destruction.


AGF

Paper

The Purchasing division lists recycled paper and leaves employees the choice of ordering it for internal use. The Group is examining whether or not it is worthwhile to use this type of paper systematically. Apart from using recycled paper, wider use of on-line paperwork is being seriously considered.

To save paper, lighten the burden on employees and speed up administrative tasks, several electronic document management (EDM) tests are underway in the AGF Group. Even though paper archiving remains a legal requirement, EDM reduces paper consumption. Moreover, it reduces the time required to handle administrative tasks by 20-50%.

To learn more about EDM, visit our website at www.agf.fr/sustainabledevelopment.

Climate change

Insurance and financial services activities, by their nature, emit less greenhouse gases than industrial activities. Nevertheless, AGF is still a major consumer of energy. In France, most of the electricity furnished by EDF is nuclear in origin, so AGF's CO2 energy-related emissions (80% of the ESU) represent less than 15% of the emissions of the ESU. Transport used by AGF employees is the main source of the greenhouse gases emitted by AGF.

CO_2 emissions in 2003

Type of expense (reference unit)	CO_2 emissions in 2003 (T)	CO_2 emissions in 2002 (T)	CO_2 emissions in 2001 (T)	Conversion factor for 2003
Energy **				(1)
Electricity (in KWh)	2,057.2	2,286.60	2,104.1	40 g/KWh
Domestic fuel (in Hl)	0.9	0.4	0.8	310 g/KWh
Natural gas (in KWh)	2,693.1	2,672.70	2,029.4	260 g/KWh
Geothermics (in m³)	0	1.6	1.6	0
Steam (in T)	1.2	1	1.00	190 g/KWh
Urban heating networks (in KWh)	1,390.6	1,418.20	1,454.8	303 g/KWh
Urban cold water networks (in KWh)	58.7	62.6	94.2	15.6 g/KWh
Transport*				
Air (in P-km)	1,915.3	2,470.00	3,206.1	(2) 153 g/km
Rail (in P-km)	367.4	332.3	328.4	(3) 34 g/km
Long-term automotive rental (P-km)	10,055.2	13,470.80	13,446.0	(4) 123 g/km
Short-term automotive rental (P-km)	58.8	83.6	113.4	(4) 166 g/km
Total CO2 emissions (T)	**18,598.4**	**22,799.8**	**22,779.8**	

** : Data covering 100% of AGF's ESU*
*** : Data covering 80% of AGF's ESU, or nearly 33% of total employees. This scope corresponds to the "large sites" in France.*
Sources:
(1) suppliers
(2) based on UNEP guidelines, weighted by type of flight: 180g/km for short-haul, 110g/km for long-haul.
(3) based on UNEP guidelines.
(4) weighted by number of kilometres travelled with long-term rental vehicles (123g/km for 100% diesel fleet according to ARVAL), and short-term rental vehicles (166g/km according to UNEP guidelines).

AGF's choice of low-pollution diesel vehicles is responsible in large part for the significant decrease (18.4%) in CO2 emissions in 2003 compared with 2002.

Over and above the flexibility and savings offered by the train, rail travel produces one-fifth the CO_2 emissions of air transport (26.4 kg of CO_2 from the high-speed "TGV" train vs. 139.7 kg of CO_2 from a Paris-Marseille flight). For this reason, AGF strongly encourages its employees to take the train when travelling between Paris, Marseilles, Bordeaux, Nantes, Lyons, Lille and Brussels.
In the Paris area, the limited number of parking spaces (one for every 10 workers) induces employees to rely more on public transport.

2004 objectives

Domain	Project
Waste	With the help of a group of university students specialised in chemical quality and atmospheric biology, we are implementing a waste-tracking procedure to harmonise measurements and cover as much of AGF's activities as possible. Tracking via key performance indicators is to begin in Q3 2004. Determine the optimal method for sorting waste (upstream by employees, or downstream at the rubbish bin)
Greenhouse effect	Include "green" electricity as part of its energy purchases (under consi deration by the Purchasing division). Preserve natural resources such as water and electricity by limiting consumption. Gradually convert the long-term rental fleet to vehicles that pollute less and emit less CO2. A study will be conducted on the use of electric vehicles for internal mail delivery between Parisian sites. Promote the use of public transport by reimbursing the full cost to employees (AGF Belgium).
Paper	Use envelopes made of recycled paper for internal mail. Study possible widespread use of recycled paper for internal use.


AGF

CORPORATE SOCIAL RESPONSIBILITY



Maximising the potential of AGF's workforce

Values give direction

Everyday attention to our values

Following the launch of the new HR policy in 2002, AGF endeavoured in 2003 to make the policy an integral part of the Group's everyday life. Clearly identified by Human Resources as its policy evangelists, AGF managers are key players in promoting change, from career management to the development of individual skills for the benefit of the Group. Their support and commitment are helping to orient the mentality and behaviour of everyone in our Group towards the stated AGF values.

For the HR policy to be successfully implemented, senior management must also be a source of inspiration in the divisions they lead, basing their conduct on AGF values..

For this reason, presentation of the priorities of the HR policy and discussion of how they are to be implemented are essential components of the AGF Management training programme. Obtaining buy-in from managers and their teams helps translate AGF values into specific management behaviour.

From values ...	...to managerial practices
Mutual respect	We place great value on the diversity of ideas and people at AGF. We listen, we value transparency and we seek to engender an atmo sphere of reciprocal trust and identify solutions collectively.
Empowerment	AGF aims to advance and help others advance. We give each employee the means to be as successful as possible in their line of work.
Fairness	We champion objectivity. We act with honesty and loyalty. We evaluate based on facts. We reward performance.
Personal initiative and responsibility	AGF wants to be a force for change. We anticipate. We delegate and take responsibility. We commit ourselves to achieving objectives.
Cohesiveness and solidarity	We encourage teamwork with co-workers both near and far. We share knowledge and information. We implement decisions rapidly, and we stand behind them.



The next step: disseminating the Leadership Values of the Allianz Group
In 2003, Allianz launched a wide-ranging plan to instil a common corporate culture in its various subsidiaries. The plan aims to capitalise on values in common with AGF's HR policy, as its objective is to foster leadership behaviour and build a corporate culture leading to better operational performance.

The Allianz Group's leadership values:

- **Harmonise strategy and communication.** We have built a consistent corporate strategy. One of the principal responsibilities of the Group's leaders is to communicate this strategy to all stakeholders.
- **Promote a high performance culture.** Together, we set objectives that are clear and in phase with our strategy. We inform and prepare our employees with the intention of encouraging and compensating them for exceptional performance.
- **Put the customer first.** We develop and cultivate close relationships with customers and aim for profitable growth, which in turn enhances shareholder value. To accomplish this, we must achieve excellence in all our products, operations, processes and in our professional behaviour.
- **Develop our employees' personal and professional skills.** We invest in our employees. We select and develop potential and apply high standards. We place value on diversity and foster a culture that respects, defends, and exploits differences in origin and outlook. By being open, we create career opportunities, basing our actions on each individual's achievements and potential. We strive to be a company people want to work for.
- **Encourage mutual confidence and feedback.** We have built our success on mutual confidence, equality, integrity and clear, open communication. We encourage our employees to innovate, identify opportunities within the enterprise, share their knowledge and ideas and express themselves in a constructive manner.

At the end of 2003, AGF's senior managers, like their counterparts in other major Allianz Group subsidiaries, participated in a survey to determine the extent to which priority initiatives were being implemented. The survey identified the strengths and weaknesses of each subsidiary. AGF distinguished itself, for example, by its high level of awareness of Group strategy, by the confidence evident in relationships within the corporate hierarchy and by its constructive spirit. On the strength of these findings, an action plan will be implemented in early 2004 to implant leadership values, strengthen the culture of performance and meet the high standards set by the Allianz Group. Plan reporting will be quarterly.



Making employees direct participants in the Group's success

Ongoing internal dialogue

In keeping with its tradition, AGF maintained a constructive internal dialogue with employee representatives in 2003. The Joint-Employee Management Committee (CEC) met 16 times, i.e. more than once a month. As a result there is a regular exchange of ideas during official and unofficial meetings.

Also in 2003, AGF completed the process of harmonising the benefits of all employees in the various companies that have been merged into AGF. On 1 March 2003, five existing income protection contracts were replaced by a single plan open to all salespeople and administrative personnel within the ESU. On 1 October 2003, management and employees agreed to implement individual accident insurance for the 10,000 non-sales employees of the ESU. Lastly, the conditions for awarding long-service medals and extra seniority-based leave were harmonised under an agreement reached on 21 May 2003.

For the second consecutive year, we asked a specialised, independent agency to carry out an employee survey that would give AGF a better understanding of employees' expectations and their view of their work environment. Nearly 40% of the employees who received the questionnaire responded. This response rate was sufficient for evaluating the opinion of AGF employees as a group and is comparable with that obtained by other CAC 40 companies.

The survey showed that for the most part, employees like their work and their working conditions. Seventy-three percent responded favourably to questions on this topic. They have a clear idea of the department's mission and what their managers expect of them; they work cohesively. On the other hand, individual and collective motivation indicators advanced only slightly compared with the previous year, and in particular, employees had difficulty understanding which policy aspects derived from overall Group strategy. The composite indicator showed 64% favourable responses.

The results of the 2003 employee survey had a lot in common with results in comparable, large service companies. Eighty percent of the employees involved in the survey found it useful. It showed that positive change is underway, served as a tool for measuring the progress achieved so far and for tying it back into Group policy, especially HR policy. Like last year, AGF will use the results of the survey to propose measures to improve employee satisfaction.

To learn more about labour relations within the AGF Group visit our website at: http://www.agf.fr/sustainabledevelopment



Giving employees a stake in AGF's results

Agreements signed on 17 June and 3 December 2003 extended the existing terms for distribution of collective performance bonuses *("intéressement")* and profit sharing for an additional three fiscal years, i.e. through 2005. They provide for bonuses tied to increases in premium income, productivity and consolidated net profit. In 2003, profit-sharing distributions to employees totalled more than 1.6 million euros.

For several years now, AGF has encouraged employees to subscribe to AGF shares. From 24 November until 4 December 2003, Group AGF employees in France had the opportunity to acquire shares at preferential terms, namely a 20% discount below the average price over the reference period. Nearly 4,500 employees took advantage of the offer, devoting approximately 43 million euros to the purchase of AGF shares. At the close of the subscription period, employees held 2.2% of outstanding AGF shares. AGF plans to renew the programme in the coming years and aims to raise employee share ownership to at least 3%.

Year-round attention to developing AGF's human resources

Recruiting continues, with constraints

In 2003, AGF hired 1,132 new employees. Most of the new hires (858) were salespeople. Administrative hires were limited to 274 new employees under unlimited-term contracts. These figures reflected AGF's efforts to control the total size of the workforce while taking a more active stance on career management through internal job rotation, thereby optimising external recruiting.

In addition, AGF took on 126 young people under apprenticeship and work-study programmes. The Group also welcomed 947 university students under internship programmes. In 2003, AGF significantly reduced its reliance on temporary employees compared with previous years.

Recruitment form France's most prestigious engineering and management schools was scaled back in 2003, but relationships with these schools were maintained. AGF continued to participate in the various forums and other events they organised, for example. In 2003, the management training programme once again attracted young graduates from the French "ivy league" and gave them the opportunity to spend their first year at AGF gaining an global view of the Group while fostering their personal and professional growth.

In 2003, hiring for sales positions was fraught with difficulty. There was fierce competition from banks, mutual insurance companies and the French post office for candidates for highly specialised positions, making it hard to hire new people and encouraging recently hired salespeople to go back into the market. The geographical distribution of AGF's network, with many offices located in rural and semi-rural areas, compounded the problem.

To improve the quality of new hires, AGF has initiated more partnerships with business schools and forged close ties to recruiting organisations such as the public employment offices and on-line agencies. As a result, an increasing number of students performed their student internships at AGF sales management offices and through work-study programmes.

Offering everyone the opportunity to improve individual professional skills

The size of the 2003 training budget, 4% of the total payroll, indicates the importance AGF places on the development of employee skills. In 2003, more than 4 out of 5 employees attended at least one training programme, and the number of total training days exceeded 750,000. Presentation of the Group training plan constitutes a special occasion for dialogue with labour unions. The 2002 report was approved by the CEC, showing that management and employee representatives shared the same priorities.

With the economic context more challenging, AGF tried to optimise its investments through better needs targeting while keeping a lid on costs. The research centre model, self-service training centres each equipped with eight to ten workstations, was expanded. The menu of training programmes was adapted to changing needs. Training specialists from Human Resources stepped up their advisory role vis-à-vis managers to help them find the most appropriate training programmes or tailor existing programmes to employee-expressed preferences.

The sales networks need to invest heavily in training to bring their sales staff to the level required in today's increasingly competitive market, both in terms of expertise (asset management) and sales methods. Over the last three years, a considerable number of employees in the AGF Assurfinance network have enrolled in training programmes with the intention of obtaining certified financial planner (CFP) status. The average number of days devoted to training is now 16 per employee per year.



AGF Campus prize

The AGF Campus prize was once again awarded to university level students who successfully carried out creative, audacious projects for the common good, be they environmental, humanitarian, economic, cultural or athletic in nature. "With the AGF Campus prize, the AGF Group shows that it is not an insensitive giant", said CEO Jean-Philippe Thierry at the awards ceremony, "On the contrary, we want to foster dialogue between students and companies and reward those who give of themselves to realise projects that benefit the community."

To learn more about the AGF Campus prize, visit our website at: www.agf.fr/sustainabledevelopment.



Testimonials

Pascal, manager in the Risk Management and Services department

What did you gain from the AGF Management programme?

Highly-specialised training, tailored to our real needs and offering easy-to-apply management methods.

What has changed in the way you manage as a result of your training?

The training gave me the tools I needed to understand the needs and aspirations of my team members. Specifically, I learned the importance of looking for the positive in every situation. It was also an opportunity to put some consistency into my managerial practices.



Nathalie, manager in Life Insurance Strategy and Projects department

What were the highlights of the training programme?

Most importantly, it was an opportunity to meet people like me from other Group companies and regional offices. We have too much tendency to isolate ourselves in our daily routines and think only in terms of our own hierarchy. I learned a lot from the experience of other managers and interacting with them helped me think on an enterprise-wide scale. The role I played in the second module, similar to my real situation, fostered an enriching exchange of ideas.

Management is a crucial training area at AGF

In 2003, AGF launched a wide-ranging training initiative aimed at all levels of management. In all, from mid-2003 until the end of 2004, 1,400 managers with responsibility for one or more employee teams will have taken part in a four-day programme split into two two-day sessions. Following a call for tenders, the consultancy Altedia Cogef was selected to implement the programme.

The "AGF Management" training programme has several objectives: develop a set of best practices for managers, provide tools that can be readily applied operationally, and contribute to creating a common corporate culture and language. To encourage interaction, trainees are divided into small groups of 10-12 people for 70% of the time they are in training. Each group is constituted so as to include a wide range of management levels and Group businesses. By the end of 2003, nearly 400 managers had participated in the "AGF Management" programme. Satisfaction rates after the first half of the programme confirmed the programme's quality (see inset).

AGF places great emphasis on developing management skills, both in existing managers and non-management employees identified as having high potential. In this context, AGF maintained the training programme it runs in partnership with the ESSEC management school. This programme is aimed at current and future AGF managers, be they in administrative or sales positions. In 2003, 25 candidates were selected on the basis of their motivation and projected career path. Developed by ESSEC specifically for AGF, instruction is divided into nine modules on three days spread out over the year.

In a similar vein, AGF Group senior managers can take HEC Management courses, offered by the HEC business school. This programme, organised into three-day modules, is designed to bolster managerial skills. Forty-seven senior managers participated in 2003.

Lastly, every AGF senior manager is invited to participate at least once every two years in a training programme offered by the Allianz Management Institute (AMI). Every year, this programme brings together executives from Allianz Group companies around the world to discuss broad themes such as knowledge management or the marketing of financial services. In 2003, nearly 50 AGF executives participated in one of these programmes.

Career development at AGF

"Welcome to AGF" – Fostering smooth integration

To make it easier for new employees to get started and to ensure they understand AGF and its strategy, employees hired under unlimited-term contracts are asked to attend a two-day initiation seminar called "Welcome to AGF", the content of which was revised in 2002. In 2003, 260 employees took part in the programme, intended to provide them with the guiding principles about our strategy and organisation. The seminar also gives them an opportunity to build their first personal network within the company. The department to which they are assigned then supplements this general presentation locally with more specific training about their new positions, the skills they will require and the tools the department uses.

In the salaried networks, new salespeople go through an 18-month integration process including, among other things, a presentation of the different types of sales positions within the Group, courses at the network's training centre, and training in new business development techniques and in the Group's range of financial products and services. The programme ends with an evaluation of the participants' results, the knowledge and skills they have acquired and their behaviour. They then become fully-fledged AGF Assurfinance professionals.

Mobility is an essential step in the development of professional skills

Job rotation and job transfers enhance cross-fertilisation and are a factor in professional advancement, benefiting both the company and its employees. AGF seeks to encourage internal job transfers so as to offer employees career advancement, develop their skills and increase their motivation through new challenges.

Every year, employees can express their desire to move around within the Group at their Annual Performance Review, when employees and their managers discuss not only past accomplishments and future goals in the employee's existing position, but also potential new assignments. Review results are sent in writing to Human Resources. All employees are encouraged to apply for a new position once they have acquired significant experience in their current one.

Human Resources also organises career committee meetings in every AGF division. During these meetings senior managers and HR representatives examine the individual situation of each manager in the division with an eye towards identifying their skills and advancement potential. The objective is to anticipate future changes and take the wishes of employees into account.

In 2003, AGF implemented a new procedure: career interviews. Employees who have held the same job for more than five years are invited to meet the career manager responsible for their area. The objective is to assess the employee's current situation and analyse, with his or her consent, a potential new assignment. In 2003, more than 500 career interviews took place. Managing employee mobility requires a certain number of tools. The list of open positions, with descriptions, is available to all employees on the Group's intranet. In 2003, 252 positions were offered in this way. Employees and their managers alike must also be able to access descriptions of each profession and know which areas in the Group offer the most transfer opportunities. At the end of 2003, HR had codified 25 professions, covering around 70% of the non-commercial AGF workforce, and work continues on this project.

For each profession, five principal generic skills are identified. By comparing profiles, AGF is able to determine similarities between professions. This helps employee adaptation in the event of a transfer between two similar professions.

Lastly, Human Resources has created a 10-person unit responsible for comparing supply and demand on a weekly basis. New requests come in all the time, and open positions are constantly being filled. Nevertheless there are around 500 people waiting for a job transfer opportunity at any one time. The unit's objective is to propose a good match for each of them in the most time-efficient manner.



In 2003, the orientation programme for sales personnel was revised and extended from 18 to 24 months.

- The programme aims to train skilled and efficient sales professionals, with the objective of enabling them to become certified financial planners within a five-year period.
- The programme breaks down into four phases:
  - The first six months: master the techniques of prospecting and selling through training that alternates theory and actual situations, field experience in landing new customers - both accompanied by an experienced salesperson and alone - and training in the culture of finance.
  - The next six months: master the techniques of the total wealth management approach
  - The second year: master the key aspects of the markets with the greatest potential, so as to convert targeted prospects into customers or achieve the most value for a customer's portfolio. The second year is an opportunity for participants to establish themselves on the markets they are drawn to, either in maximising value or in winning new customers.
  - Between the second and fifth years: focus on a business segment within the certified financial planner's universe and participate in theoretical and practical training leading to the CFP diploma.

Similarly, AGF's size and its membership of the Allianz Group provides many opportunities for mobility, both transverse and vertical and both geographic and functional. The "International Job Market", a global electronic marketplace, offers opportunities throughout the world. Fifty-seven AGF employees are currently on foreign assignments in South America, Africa and Asia. Another 19 have been assigned to French overseas départements and territories and major European capitals. Expatriate employees have specific profiles and skills that are often difficult to find locally. But the employee's family must buy into the decision if the foreign assignment is to succeed. For this reason, extensive family support services are systematically offered.

2004 objectives

Domain	Project
Leadership Values	Instilling leadership values is a priority for 2004. It is one of the stated objectives of senior management, who will communicate directly to employees about it. Specific initiatives will derive from it, such as innovation awards intended to develop creativity within the Group
Internal dialogue	Negotiations are underway with labour unions to renew the agreements that will soon expire and to sign new ones.
HR development	Fostering integration of handicapped workers will be the subject of a new study. The "AGF Management" training programme will be continued in 2004, and more than 800 managers will participate.





David, account manager, discusses his experience

I joined the Group in May 2000 as an underwriting technician in the Local Brokerage area in Lyons. The idea of changing was sparked by a meeting on job rotation when Local Brokerage was being reorganised. I used this opportunity to look at my professional career in detail with my career manager. It was a very constructive exercise, and I wanted to advance but there was no opening in the immediate future in Lyons.

I was able to become more pro-active when a personal factor encouraged me to apply for a position in Paris. Together with my career manager, I targeted opportunities that matched my profile and aspirations, and I sent my transfer request to head office HR. I admit that it was not easy; the positions I wanted got filled very quickly. During this time, I had my annual review and I told my manager that I wanted to advance. He understood and issued a favourable opinion on my transfer request.

A few months later, in May 2003, I was called to Paris for an interview for a position as account manager in the Large Account Brokerage area. I joined the team in September. My manager in Lyons explained the Group's job transfer arrangements that facilitate geographic mobility. Looking back on the experience, I don't regret my decision for a minute. I was able to advance, as I wanted to, and I now have a stimulating job in a very congenial team.

Human Resources key figures

Statistics for countries with more than 500 employees

	Parameter	France		Belgium		Netherlands		Spain		Brazil		Colombia	
General information	Nbr of employees	20,125	-2,7%	1,349	-12.1%	1,670	-1.6%	2,239	-0.4%	1,442	-4.1%	1,188	-20.6%
	Unlimited-term contracts	19,804	-3.1%	1,349	-12.0%	1,657	-2.0%	2,239	-0.4%	1,373	-4.4%	1,094	-21.5%
	Fixed-term contracts and internships	321	+29.4%	N/A	N/A	13	+85.7%	0	0	69	1.5%	94	-9.6%
	% part-time employees	9.4%	-0.5	11.4%	+2.3	37.0%	+6.0	1.3%	2.7	2.0%	-0.1	0	0
Changes	New hires (unlimited-term)	726	-58.9%	9	-43.8%	106	-13.1%	97	-34.9%	294	-4.2%	63	-57.7%
	Departures (unlimited-term)	1,934	-12.6%	193	-44.0%	151	-37.6%	106	-36.9%	356	+22.3%	362	+16.0
	New hires (fixed-term and internships)	266	-39.7%	1	-66.7%	14	-54.8%	0	0	96	+39.1%	137	N/A
	Departures (fixed-term and internships)	280	-21.7%	3	-92.1%	8	-66.7%	0	0	94	+27.0%	155	+26.0%
	Average nbr of sick days	2.86%	-0.44	2.70%	0	4.50%	-1.00	2.80%	+0.10	0.70%	+0.50	1.56%	+0.02
Workforce statistics	Average age	41	-1	42.9	+1	39.2	+0.3	42.4	+0.6	32.9	+0.2	34.8	+0.4
	Average length of service of current employees	16	0	17	+1	10.8	+0.5	15.9	+0.9	5.5	+0.5	7.8	+0.4
	Average compensation of non-temporary employees	36,100	+4.8%	48,632	+0.8%	38,275	+4.6%	36,630	+3.5%	11,845	+8.7%	7,300	+4.1%
	%age of women in workforce	59.00%	-1.2	46.2%	-1.0	43.2%	-0.4	43.0%	0.1	47.2%	+0.6	62.2%	-0.4
	%age of female managers	31.30%	-2	18.9%	-2.7	16.7%	+14.1	13.5%	+10.9	20.5%	+1.0	24.2%	-3.6
Training	Number of participants	11,002	-1.1%	2,208	+138%	N/A	N/A	1,135	-56.8%	1,591	-23.9%	4,157	-26.8%
	of which non-managers (%)	84.30%	-12.5	82.5%	+2.1	N/A	N/A	84.3%	-0.9	83.1%	-3.0	3.3%	-1.2
	Number of days in training	97,049	-6.8%	2,289	+20.8%	N/A	N/A	3 754	-29.2%	5,056	-35.8%	7,630	-32.8%

Total number of employees in Group companies, as of 31 December 2003 (not the same as that of consolidated AGF Group companies)

AGF's commitment to the community

Summary table

Type of Initiative (France)	2003 Amount (euros)	2002 Amount (euros)
Research		
Research prize	76,000	76,000
Institut Pasteur	7,500	7,500
Neuromuscular diseases	22,500	7,500
Charitable support		
ADPS	302,000	305,000
Rameaux d'Olivier	30,000	30,000
Rire Médecin	40,000	40,000
AGF Campus	15,500	15,500
Marseilles PLIE	1,600	1,600
Sponsorship and patronage		
Opéra Comique	272,000	182,000
French music festivals	15,000	15,000
Sports sponsorship		
Sailing, golf, basketball	2,000,000	2,000,000
Total	**2,782,100**	**2,680,100**

Individual involvement in AGF's healthcare activities

Our commitment to good corporate citizenship is organised around our expertise in healthcare. In each region AGF Santé encourages its employees and policyholders to play an active role in the joint management of the mandatory health insurance schemes by enabling them to sit on boards of directors, on social welfare committees and on other governing bodies.

The Group's commitment takes other forms, too, such as support for AGF Foundation research, or more creative initiatives such as its partnerships with ADPS and Le Rire Médecin.

In addition to indemnification and prevention, AGF also contributes to the well-being of the community. All stakeholders in its initiatives work together with AGF through partnerships that operate far upstream of the services offered to policyholders and strengthen the fabric of local communities.

Because of the nature of its business, AGF has oriented its support activities around healthcare. AGF is committed to healthcare not only in France but abroad as well. AGF's international subsidiaries adapt the Group's principles to the characteristics of the countries in which they are present.

Contributing to progress in medicine

The AGF Foundation

Under the auspices of the Institut de France, the oldest and most prestigious French patron of the arts and sciences, the AGF Foundation has awarded a Research Prize of 76,000 euros every year since 1984 to a researcher and his or her team whose work may lead to significant clinical, preventive or curative applications. In this way, AGF expresses its desire to support fundamental research in France. Applications are examined by a scientific committee headed by Dr Guy Vincendon. The committee includes clinicians and researchers who represent the French medical and biomedical community. The Research Prize winner is ratified by the Académie des Sciences.

AGF Asset Management

Once again, AGF Asset Management decided in 2003 to support medical research by donating the budget traditionally spent on gifts to customers to two institutions:

- The Institut Pasteur, a private, not-for-profit foundation whose mission is to contribute to the prevention and treatment of disease, especially infectious diseases, through research, education, and public health initiatives.
- The Association Française contre la Myopathie. For 44 years, the AFM has been fighting on all fronts to help and cure people suffering from neuromuscular diseases. To achieve its goals, it undertakes initiatives in the general interest regarding genetic and rare diseases. AGF and AGF Asset Management also contributed 15,000 euros to the 2003 Téléthon des financiers, an initiative of the French financial community.

To optimise impact, AGF Asset Management also offered its employees the opportunity to participate in their company's efforts by making personal donations.

The 2003 winner

The AGF Foundation awarded its 20th annual Research prize to Philippe Menasché.

A leading surgeon and professor of thoracic and cardiovascular surgery, Philippe Menasché practices in the cardiovascular surgery ward of the Georges Pompidou European Hospital and the Cardiac Transplant and Prosthesis Laboratory of the Hôpital Broussais, both in Paris. For the past ten years, Dr Menasché and his team have been working on experimental development and clinical application of a transplant technique that makes use of skeletal muscle cells to treat congestive heart failure following a heart attack. Ten operations were performed between June 2000 and November 2001 to validate the technique's feasibility and tolerance. This initial phase is now being following by a second, international phase involving 300 patients. At the same time, animal studies are being carried out to better understand the mechanisms involved in these transplants and evaluate various types of cells.

Making life easier for the sick and disabled

The Associations de Prévoyance Santé (ADPS)

For over 40 years, a network of 66 associations, located throughout France and run by volunteers, has provided services to more than 800,000 beneficiaries of AGF individual health insurance policies. Originally initiated by AGF Santé but legally separate from the AGF Group, the ADPS are governed by the 1901 Associations Act and are administered by the policyholders themselves.

The ADPS provide information and help in preventive healthcare, in particular through a periodical called Echos Santé. Like a mutualist organisation, they share members' joyous occasions, by giving baby gifts, for example, and also use their financial resources to support members in life's difficult moments. ADPS also participate in regional social welfare projects that facilitate specific types of medical treatment and otherwise support sick, handicapped or disabled people and their families.

AGF's general agents and the AGF Santé sales network have become increasingly involved with the ADPS. By making their skills and knowledge available to the ADPS, they help evaluate local medical needs and direct support initiatives.



Le Rire Médecin

It is always easier to care for a happy child than an unhappy one. So AGF has for a long time supported Le Rire Médecin ("laugh therapy"), an association composed of 30 professional actors / musicians in Paris, Nantes and Orléans, specially trained to perform comedy skits in a hospital environment. In 2003 AGF made a commitment to contribute one euro to Le Rire Médecin for each questionnaire returned by prospective "Latitude" and "Santégrale" policyholders. In this context, AGF's support for the association totalled 40,000 euros.

To learn more about these initiatives, visit our website at: www.agf.fr/sustainabledevelopment



The 2003 Prix de l'Action Sociale prize

Every year since 1999, the ADPS have awarded a prize intended to encourage local healthcare and social welfare initiatives, help realise useful and innovative projects and recognise generous, dedicated but often uncelebrated individuals. Projects are selected by an examination committee.

- The Grand Prix (75,000 euros) was awarded to the association "Envol pour les enfants européens" for the realisation of a dining room and theatre in its extended care facility in Echouboulains in the Paris suburbs. This facility treats children with serious illnesses aged 7 to 17. Through the association's activities, the children gradually acquire a new way of looking at themselves, their illness and the outside world. They rediscover the things in life that make them happy and regain the desire to fight their infirmities and recover.
- The Encouragement Prize (30,000 euros) was awarded to an association in Auvergne (central France) called AVIHE. AVIHE helps elderly people isolated in rural areas find satisfaction through stimulating activities.

ADPS involvement in the design of each project benefits all competing projects. As a result, a project that does not win a national prize might still win regional support. In 2003, the ADPS contributed 197,000 euros to support 37 regional projects.

AGF is a partner in local initiatives

Going beyond its efforts to associate stakeholders with its commitment to the community on the national level, AGF also contributes locally. Taking advantage of its extensive geographic presence, AGF develops support programmes and partnerships within its local environment. AGF offers its financial support and experience, bringing numerous local development projects to fruition.

Involvement in local development


United Kingdom
Euler Hermes organises a charity event for the benefit of national healthcare
Belgium
Helping handicapped people integrate into society
Netherlands
Promoting young artists and organising exhibitions
Germany
Hermes supports charitable organisations
United States
Euler-ACI supports the Johns Hopkins Children's Center
Colombia
Colseguros trains its employees to become election officials
Chile
Supporting an association that fights child abuse
Brazil
AGF Brasil Seguros helps disadvantaged children in Sao Paulo
France
AGF supports the Marseilles PLIE
Italy
Euler Hermes SIAC sponsors the protection of a 16th century masterpiece
Lebanon
SNA helps renovate Beirut building facades

To learn more about the AGF Group's local initiatives, visit our website at
www.agf.fr/sustainabledevelopment




AGF

Sports sponsorship and patronage of the arts

Sports sponsorship focuses on sailing, golf and basketball

Sport is a universal phenomenon, and branding in sports creates an emotional bond between the brand and its target market. AGF has decided to concentrate on three sports: sailing, golf and basketball.

These three sports meet the Group's objectives in terms of image, exposure, renown and local presence.

At the same time, AGF is still the sponsor and official insurer of the Fédération Française de Gymnastique and the Fédération Française de Badminton. It brings to bear all of its insurance expertise to the development of these two sports.

In 2003, AGF invested 2 million euros in these activities.

The Tour de France sailing race

Historically very active in maritime insurance, AGF has been a prime partner in the Tour de France sailing race since 1993. In this way, the Group contributes to the development of sailing and sailing champions in France.

In each stage, AGF gives an award to the first team to pass the windward buoy. AGF maintains an extensive public relations platform via the official village and the Club AGF. In this way, all of the networks along France's seacoast participate in the event and strengthen the ties between AGF and the local economic and professional environment.

Photo credit: J.M. Liot / 2003



Photo credit: ASO, Photographer: Moreau

Golf

Official Partner of the Biarritz Cup from 1991 to 1993, the Challenge Tour in 1995 and a team of three promising young players managed by Jean Garialde in 1995, AGF has been a faithful supporter of golf for many years.

Created in 1906, the French Open is one of the golf world's classics, and for AGF, participating as official partner and insurer was a natural choice. AGF would like to use this national event as a platform for federating all of its golfcourse-related public relations programmes.

Basketball

AGF supports two of France's most prominent basketball teams, the Elan Béarnais Pau-Orthez and the BCM Gravelines.

Pau-Orthez is a seven-time winner of the French championship and BCM Gravelines has significant potential. Sharing the same values of rigour and technicity, AGF has decided to team up with the leaders of French basketball.

AGF sponsors an ultra-endurance sport

8,295 km from Dakar to Cairo in 123 days, 2 hours and 40 minutes, or the equivalent of two marathons a day without a day of rest: this was Serge Girard's impressive feat. AGF has supported Serge, an Assurfinance employee, since his first exploits in 1993, and he now holds several world records. This long-term partnership gives the Assurfinance network valuable visibility in its sales and marketing operations.

To learn more about Serge Girard, visit our website:
www.agf.fr


LA COMPAGNIE



Patronage of the Arts

In France, AGF is a partner of the Opéra Comique (Paris) and France Festivals

Located next to the Salle Favart since 1822, it was natural that AGF become a patron of the Opéra Comique when it reopened in February 1990. Through its long-standing financial support and its determination to be a full participant in the life of this theatre – under the direction of Jérôme Savary since 1 October 2000 – AGF contributes to the cultural life of the Richelieu-Drouot district of Paris and to the careers of talented young performers.

AGF Belgium Insurance

En Belgium, AGF supports several musical events. AGF Belgium Insurance also sponsors the musical instruments museum, the Jardin d'Orphée, which enables handicapped children to learn about music. In all, AGF Belgium Insurance allocated 600,000 euros to cultural and sports-related partnerships.

Allianz Nederland Levensverzekering

In the Netherlands, AGF organises a young artists competition and purchases several works created by the three winners. These works are added to the collection deriving from the competition. The other works entered in the competition are donated to a hospital.



OUTSIDE VIEWS OF AGF


AGF
Avis externe sur certaines informations Développement Durable

The statutory auditors' opinion on AGF's reporting

At AGF's request, Ernst & Young's team of sustainable development specialists verified that the activities related to sustainable development in this report have been correctly portrayed. The results of their work are detailed in their statement, found on page 233 of the financial report.


ASPI
04
FTSE4Good

Rating agency scores

AGF is now rated on social and environmental criteria by various specialised rating agencies. These agencies base their evaluations on information provided by the companies they rate (annual reports, specific questionnaires, direct interviews, etc.). They often compare this information with data derived from independent sources (press, labour unions, etc.).

These analyses enable AGF to measure itself against the best practices in use elsewhere and to receive critical feedback. AGF is conscious of the added value it obtains from its interaction with the rating agencies and with socially responsible investors. In an effort to be as candid as possible, AGF is committed to responding as best it can to the questions raised by these investors and agencies.

SAM

"Successful execution of its sustainable development strategy places AGF among the leaders in its sector. Economically, AGF's ability to meet challenges is also among the best in the industry, bolstered by an excellent financial condition and good customer relationship management. AGF's environmental rating is above the average because it detects risk very well. AGF has implemented several projects that serve as early warning systems. Moreover, AGF's social performance is among the best, in particular as it concerns reporting and sustainable development initiatives.

"AGF has shown very good results in developing human capital, making the Group attractive to talented individuals, managing skills and offering training. These results demonstrate the Group's superior ability to manage intellectual capital."


Economic performance
0
50
100
Environmental performance
0
50
100
Social performance
0
50
100
Sectoral average
AGF score
Best in sector

SAM's ratings for AGF


Sectoral average
AGF score
Best in sector
2003
2002
2001
0
25
50
75
100

VIGEO

AGF's principal characteristic concerning corporate governance is that it is a listed company more than 50% owned by a single shareholder. AGF has implemented safeguards to protect the interests of minority shareholders. Concerning other aspects of sustainable development, AGF's ownership structure has a significant effect: as Allianz is a relatively decentralised group, AGF combines Allianz Group policies with its own.

VIGEO's ratings for AGF

Criterion	2003 rating	2002 rating	2001 rating
Human resources	+	+	=
Environment	+	+	-
Customers and suppliers	+	+	+
Shareholders	+	+	+
Community	+	+	=

INNOVEST

AGF was rated A according to the Intangible Value Assessment™ methodology. This corresponds to a company whose environmental, social and corporate governance risks are significant but identified, and whose financial and managerial situation is sufficiently strong to absorb all non-exceptional risks. It indicates that the company is also capable of financing and managing any measures necessary to comply with current regulatory requirements. AGF is positioned above average concerning opportunities for expansion and profit deriving from its environmental and social strategies.

To learn more about AGF's ratings, visit our website, at:
www.agf.fr/sustainabledevelopment.



We welcome your feedback

Because your opinion is important to us, we have put a questionnaire on line in the sustainable development section of our website.

If you do not find the information you are looking for on our website, let us know. We have opened an e-mail address devoted especially to sustainable development, develop@agf.fr. Please use it to make comments, ask questions and tell us what you expect from AGF regarding sustainable development





Property, casualty and liability insurance

- AGF Assurances
- Espace Courtage
- Partnerships

Breakdown of 2003 premium income from property, casualty and liability insurance


4%
2%
41%
53%
General agents
Non-life brokerage
Partnerships
Other

In 2003, the French insurance industry saw premium income from property and casualty lines rise by 7%*. Growth was more robust in the small and medium-sized enterprise (SME) and independent professionals market (10.5%*) than for individuals. Specifically, premium income advanced 12%* in casualty insurance for independent professionals and 16%* in general liability insurance, but only 5%* in auto insurance and 5.5%* in comprehensive homeowner's policies.

AGF is one of the leaders of the property, casualty and liability insurance market. We offer a broad range of products that meet the needs of individuals, independent professionals, SMEs and large corporations. Products are distributed by a network of general agents, 2,000 broker-partners and through various partnerships. Growing these activities is a top priority in our strategy. AGF aims to improve the operating profitability of these businesses while reducing the swings in their bottom line.

** Source: Fédération française des sociétés d'assurance (FFSA), a French insurance industry body.*

The insurance market in which we operate has become very competitive and the financial context very volatile. As a result, we have had to rethink the way we are organised in property & casualty insurance.

To obtain more value from our network strategies, tighten our underwriting controls and reduce costs, AGF Assurances and AGF Courtage Local began to combine their administrative structures. In this way, the teams in charge of the general agents network and those in charge of the brokerage network will all benefit from the support of administrative staff that is becoming more highly skilled all the time, and at lower cost.

Through these efforts to inject new momentum into our networks, we continue to pursue our ambition to be a valued company in the eyes of our customers, intermediaries, employees and shareholders.

AGF ASSURANCES



AGF's 2,500 general agents and their 5,000 co-workers manage the 2,850 field offices that enable AGF to maintain a presence throughout France. Premium income generated by the entire general agent network totalled 3,299.2 million euros in 2003, up 8.1% from 2002. This figure included 2,270.6 million euros in property and casualty insurance. In an effort to remain in close contact with its customers and general agents, AGF Assurances has six regional head offices, the primary points of contact with the sales networks.

Objectives

To improve its competitiveness and the quality of the services it offers to customers, AGF Assurances actively endeavoured to improve profitability in 2003 and undertook initiatives to optimise its systems and build up premium rates. These efforts led to a significant improvement in the property & casualty combined ratio, which was down by nearly 10 points.

Highlights



Several important events took place in 2003.

Structure

As part of the reorganisation of the AGF Group, the distribution networks are now better articulated around the principal lines of business. As of 1 September 2003, an AGF General Agents division was created, dedicated exclusively to managing the network, and three underwriting divisions specialised in the non-life insurance businesses were formed (individuals and independent professionals, SMEs and claims). Sales management operations were reorganised as of 1 April, which also improved the quality of support provided to the network.

At the same time, initiatives aimed at optimising various functions were undertaken to reduce administrative costs.

Technical measures

Measures to raise premium rates and monitor existing underwriting risks led to a better portfolio risk profile and significant growth in the volume of premiums in property, casualty and liability insurance. These results, together with tighter claims expense, led to a substantial improvement in the combined ratio.

Sales

With the general agents actively involved in the strategy to improve profitability, business remained at comfortable levels in all product lines, even though the automobile and comprehensive homeowner's portfolios showed slight erosion.

Claims expense

Natural disasters once again had a significant impact on claims payments. As a result of fires in the south of France (Var département) and floods in Normandy and in the south, we paid compensation to more than 6,000 policyholders.



Results

Total premium income generated by the general agents network in 2003 broke down as follows:

- 1,726.8 million euros in individual and independent professional risks, up 5.8%
- 543.9 million euros in SME risks, up 16.1% from 2002
- 249.7 million euros in health insurance, up 12.9% from 2002
- 591.9 million euros in life insurance, down 7.8%
- 187 million euros in group insurance, up 13.4%

In automotive insurance, measures to improve profitability led to a slight decrease in the number of insured vehicles. Nevertheless, the number of new policies remained very high at more than 300,000, serving as evidence of the quality and attractiveness of AGF's "Pleins Phares" policy. Comprehensive homeowner's insurance continued to feel strong competitive pressures from bancassurers. The SME business benefited from efforts to raise premium rates. Life and health insurance saw mixed results, but general agents strengthened their presence in all market segments.

Thanks to the technical measures initiated in 2002 and strengthened in 2003, together with a healthy overall level of business, AGF Assurances met its goal of significant reduction in the non-life combined ratio, which subsided to 104.1%.

Breakdown of 2003 premium income of AGF Assurances


5.6%
7.6%
16.5%
52.3%
18%
Individuals and independent professionals (P&C)
SMEs (P&C)
Individual life
Health
Group


AGF
AUTOMOBILE
HABITATION
RETRAITE
PREVOYANCE
ices

Outlook

After focusing on shoring up non-life insurance profitability in its general agents distribution channel in 2003, AGF Assurances should see an improvement in the network's sales momentum in 2004, even while maintaining profitability. Along these lines, the "2005 Ambition" plan, launched in December 2003, specifies the overarching goals to be achieved within two years:

- AGF Assurances will rely on underwriting expertise, the underpinnings of its business, to maintain and strengthen its profitability. The underwriting measures undertaken so far will evolve and take better account of each customer's situation.
- Regional head office structures will be optimised to improve competitiveness and the quality of service offered to general agents.
- Strengthening network sales management will also be a priority and efforts will focus on simplifying the way the networks operate.
- A new AGF-Agents modus operandi will gradually be deployed in 2004 to take better account of the specificities of each agent. Because each agent has specific preferences and differing market potential, the new system will offer resources and support tailored to their needs.
- In sales, the emphasis will be on the agents' development in one of the following six markets: individuals; independent professionals and small companies; portfolio management; corporate; group insurance; agriculture. There will be targeted sales initiatives aimed at strengthening the portfolio and taking advantage of new market opportunities. New products will be launched, both in property & casualty and in life and health insurance, highlighted by the new individual pension funds (PERPs) that will enjoy a tax-advantaged status.

E S P A C E   C O U R T A G E

Premium income generated by Espace Courtage totalled 1,675.1 million euros in 2003, advancing 6.3% compared with 2002. It included 902.5 million euros for Courtage Local, or 5.7% more than in the previous year.

AGF Espace Courtage caters exclusively for brokers. Espace Courtage encompasses the brokerage activities of AGF Iart and AGF La Lilloise, a subsidiary of AGF based in Wasquehal, a suburb of Lille.

Espace Courtage has the following components:

- "Courtage Local" (local brokerage), devoted to SMEs and independent professionals; individuals and high-risk drivers; fleets and affinity groups. Fleets and affinity groups are handled by AGF La Lilloise, leader in this line of business
- "Courtage Global" (global brokerage), devoted to large accounts and space risks. This unit works closely with Allianz Global Risks.

AGF has 1,300 staff and six regional head offices devoted to addressing the requirements of customers and brokerage partners. They rely on tools developed using new technologies to work more efficiently with them.

Premium income
AGF Espace Courtage


18.1%
42.5%
15.4%
20.4%
3.6%
Large accounts
Space
SMEs and professionals
Individuals and high-risk drivers
Fleets and affinity groups

Results by market



Large accounts

AGF, a member of Allianz Global Risks' worldwide structure, reorganised as of 1 July 2003 so as to monitor its operations better and render them more profitable. The new organisation also aims to solidify AGF's leadership position in the coverage of very large multinational companies in France.

Premium income totalled 712 million euros, up 13.4% from 2002. This advance was essentially due to continued premium rate increases.

In return for underwriting risks, AGF demands that customers aggressively manage risk through prevention and protection. Accordingly, AGF engineers carry out around 2,000 audits per year.

Claims experience in 2003 was favourable but less so than in 2002. Claims related to prior periods were lower than in 2002 but continued to weigh down results in the large account segment in 2003.

In 2003, the risk of earnings volatility was reduced by better risk selection, which led to a combined ratio, net of reinsurance, of 93.6%.



Espace Courtage: key figures:

- 1,675 million euros in premium income
- 1,300 employees
- 6 regional head offices

Outlook

In 2004, against the background of a more competitive market, our objective will be to continue improving profitability in our operations through better administration, particularly in cash management. Continued efforts to help our customers reduce risk should also contribute to better underwriting profitability.

Premium income is likely to decline slightly in 2004, because certain business related to Courtage Local was transferred there as of 1 January 2004.

Space

Premium income from space insurance declined from 93.2 million euros in 2002 to 60.5 million euros in 2003, largely because of the downturn in the telecommunications market – there were 18 satellite launches in 2003, compared with 33 in 2002 – and the depreciation of the US dollar against the euro.

Outlook
Space insurance will remain stable in 2004 and dependent on the market for satellites, launchers and more generally on the telecommunications market. Based on the opportunities presented by new programmes and the emergence of new markets such as Japan and Russia, the market is projected to turn up towards the end of 2004. With the exception of small launches, premium rates are firming, which confirms this scenario. Policyholders in this market are particularly attentive to insurers' solvency ratios.

With space insurance capacity rarefying now that certain insurers have withdrawn from the market, insurance rates are holding steady.

SMEs and independent professionals

Premium income totalled 341.7 million euros, up 1.6% from 2002.

In non-automotive property & casualty insurance, premium income rose by 6.1% in 2003 and the gross loss ratio improved by 5.2 percentage points,

Premium income from independent professionals contracted by 5.3%, but the gross loss ratio also improved, by 1.7 percentage points.

In construction, premium income increased by 10.2%.

These trends reflected the tightened risk selection policy to which AGF has been adhering since 2001.

Outlook
We remain focused on obtaining better control over results, improving risk selection and getting to know customers better.



Individuals and high-risk drivers

At 257.9 million euros, premium income was up 3% over 2002. In individual automotive insurance, premium income rose by 2.7%. In non-automotive insurance, premium income from non-resident homeowner's insurance continued to rise sharply (15.4%). In the high-risk driver area, premiums also continued to rise, by 16.8%. This trend strengthened our position as leader in this market segment.

This business was revamped in 2002, and in 2003, AGF focused on improving profitability and the quality of service provided to brokers. Expanded EDI (electronic data interchange) capabilities with specialist brokers are being deployed and should be operational early in 2004. Specialist brokers will then have "company tools" developed specifically for them, which they can then use to improve the quality of service they provide to end-customers.

Outlook
2004 is set to be a year of consolidation for this activity, in part because brokers and agents with responsibility for the same market will work much more closely together. Synergies will result and redundant costs will decline.

Based in Wasquehal on the outskirts of Lille, AGF La Lilloise has historically been specialised in the non-life brokerage business. La Lilloise is responsible for developing the fleet business and all affinity groups composed of individuals.

In 2003, the organisational structure was tightened in new business development and claims settlement, while underwriting provisions were strengthened significantly.

New tools and new procedures for underwriting and portfolio monitoring were instituted. At the same time AGF La Lilloise has become more proactive in discerning the size of each claim and in pursuing recourse.

Fleets and affinity groups: AGF La Lilloise

Business

All businesses combined, premium income totalled 293.6 million euros, up 4.2% from 2002, reflecting our business development strategy since 2001 vis-à-vis affinity groups.

Strategy

AGF La Lilloise gives priority to small and medium-sized nationwide fleets, except for fleets devoted to public transport of passengers or goods. Its underwriting teams react quickly and are experts in their field, making the company a prime choice for large fleets and specialised deals.

Owing to the European network of AGF and the Allianz Group, AGF La Lilloise is one of the few companies in the French market that can manage international programmes.

In affinity groups, priority is on furthering the development of EDI with brokers and on implementing analytical tools so as to obtain better control over certain types of policies, such as automotive, comprehensive homeowner's and personal accident coverage.

Lastly, AGF La Lilloise emphasises profitability over volume. It declines to underwrite risks it considers too high and takes all necessary measures to monitor the portfolio.

Outlook

AGF La Lilloise's objectives for 2004 are as follows:

- Improvement in underwriting results through enforcement of higher, personalised rates, selective cancellation of portfolio categories whose risk has deteriorated and more effective use of recourse;
- Active synergies with all AGF Group entities to control claims experience better (network of appraisers, common claims evaluation, etc.);
- Continued implementation of standards for underwriting, claims payments and administration;
- Tighten follow-up and monitoring of policies whose management has been delegated to brokers.

Strengths

Recognised as a leader in its field, AGF La Lilloise deals exclusively with an established network of partner-brokers. In so doing, it minimises decision lead time and remains responsive to the demands of the marketplace. Thanks to its highly-skilled staff and state-of-the-art information systems, AGF La Lilloise's operating costs are less than the market average.





in millions of euros

	Premium income	
Bodily injury	17.9	-0.5 %
Automotive	242.8	+7.2 %
Property damage	20.9	-14.4 %

PARTNERSHIPS

Assurances Fédérales IARD
Partnership with Crédit Lyonnais

Ninety-five percent owned by AGF Holding via the holding company Assurances Fédérales BV and 5% owned by Crédit Lyonnais, Assurances Fédérales IARD is in charge of developing the Group's partnership in property & casualty insurance with Crédit Lyonnais.

The master agreement signed 12 March 1996 between Assurances Fédérales IARD and Crédit Lyonnais has been extended until 31 December 2009. The partnership applies to the following products: automotive insurance, comprehensive homeowner's insurance, health insurance, personal accident coverage and assistance related to these products. The products are distributed through Crédit Lyonnais' 1,850 branch offices.

As companies wishing to expand their core product range are offering additional services aimed at increasing customer loyalty, so partnerships in non-life insurance are continuing to see robust growth. In particular, banks, mass-market retailers and carmakers have all expanded their range of property & casualty offerings.

AGF has a structure dedicated specifically to this activity, which works closely with the rest of the Group. The entity's mission is to identify partnership opportunities, then organise and run them.

Results and outlook

As of 31 December 2003, 493,406 policies had been sold, and they generated premium income of 94.6 million euros in 2003, up 15.8% compared with 2002.

The portfolio of property & casualty policies, including automotive and comprehensive homeowner's coverage, grew a handsome 8.1%, advancing from 52.1 million euros at the end of 2002 to 56.3 million euros at the end of 2003.



In life and health insurance, Assurances Fédérales once again posted sharp growth in the portfolio (26%) owing both to growth in the health insurance portfolio and to a strong rise in the sales of personal accident coverage, a new product that has been particularly well received in the Crédit Lyonnais network.

The increase in premium income was accompanied by a further improvement in underwriting results and a tight grip on operating costs, which totalled 8.6% of premiums written. The net combined ratio subsided from 94.7% in 2002 to 91.6% in 2003.

For 2004, Assurances Fédérales projects further rapid growth in premium income, supported by specific marketing initiatives and new sales tools made available to the Crédit Lyonnais network



Calypso
Partnership with Les 3 Suisses

Calypso, fully-owned by AGF Holding, was created in 1999 and is the AGF company responsible for developing the property & casualty insurance partnership with the retailer Les 3 Suisses.

The products offered through this partnership are automotive insurance, comprehensive homeowner's insurance, pet insurance and personal accident cover. Sales are carried out by Calypso's telesales platform teams, who target the customer base of Les 3 Suisses.



Results and outlook

As of 31 December 2003, 49,508 contracts had been signed, including 32,509 in automotive insurance, and they generated premium income of 15.3 million euros, up 5.5% compared with 2002 (premium income corresponding to assistance coverage is no longer booked at Calypso).

In 2003, the process for managing unpaid premiums was reorganised and risk monitoring was tightened, which led to a higher-than-usual level of cancellations.

For 2004, Calypso aims to return to robust portfolio expansion. To achieve this goal, Calypso plans to improve the productivity of marketing and telesales platforms even further and optimise administrative costs.



Life insurance and financial services

- Individual life
- Banque AGF
- W Finance
- Dresdner gestion privée
- AGF Asset Management
- AGF Immobilier
- Equity investments
  - Oddo
  - Gecina
  - Enténial
  - Sophia

In 2003, the life insurance and retirement savings market in France posted premium income estimated at 93* billion euros, up 9%*. This growth picked up speed in the last part of the year in response to cyclical trends, and reflected primarily inflows into euro-denominated accounts (up 13%*). At the same time, recovery in the stock markets seems to have checked the decline in inflows to unit-linked accounts towards the end of the year (down 7%* vs. 2002).

The mathematical reserves of life insurance companies related to direct insurance is estimated to have totalled 777* billon euros at the end of 2003, up 10%* year-on-year. In 2003, life insurance accounted for more than half of the flow of French households' investments and nearly a quarter of their financial assets.

*Source: Fédération française des sociétés d'assurance (FFSA), a French insurance industry body.

Life and Financial Services: key figures

- ca. 6,000 employees (1/3 of the AGF workforce)
- 30% of AGF's premium income in France
- ca. 35 billion euros in mathematical reserves
- ca. 70 billion euros of assets under management

Prevailing market conditions are increasingly adverse and have prompted us to adapt our business model and speed up our transformation. In this context, we found it necessary to bring individual life and financial services under one roof.

The new Life and Financial Services division has three guiding principles:
- a global business vision
- businesses oriented towards the distribution networks
- more efficiency

It's an ambitious and consistent plan that makes sense in today's environment. It relies on the richness and cohesiveness of our people.



INDIVIDUAL LIFE

AGF's individual life insurance business generates premium income of more than 3 billion euros. Products are sold by the two salaried networks, AGF Assurfinance and Génér'actif, by all the general agents, by 1,200 brokers and through partnerships with non-insurance companies.

1 AGF estimates, source FFSA

Individual life
Premium income of nearly 3 billion euros


15.5%
19.5%
65%
Salaried networks
General agents
Partners & brokers

Salaried sales representatives

The AGF Assurfinance and Génér'actif salaried networks distribute individual life insurance products, i.e. savings and income protection; banking, financial and credit products through Banque AGF; and employee savings and retirement products offered by AGF Collectives.
This wide range of products enables AGF to respond to all of an individual's asset and wealth management concerns. These two networks will be merged in 2004, reflecting AGF's desire to combine its strengths and skills so as to relaunch sales in the overall savings market.
The merger will dovetail with the convergence of the life insurance and financial services businesses into a new entity and with the Group's efforts to increase efficiency.

AGF Assurfinance

The AGF Assurfinance network and its 3,100 salaried salespeople continued to pursue their strategy of business development on the financial advisory services market while realising the potential of their portfolio of nearly 1.1 million customers. AGF Assurfinance salespeople:

- perform an in-depth, personalised analysis of each customer's situation, taking into account personal needs, investment objectives and legal and tax considerations;
- use software installed on their laptops to determine the most suitable investment solutions, perform simulations and manage the customer relationship;
- exhibit a level of professionalism recognised throughout the industry.

Génér'actif

Génér'actif is a network specialised in family protection and retirement planning. Its customers are working people – blue-collar, white-collar, executives and non-salaried workers. Business development is handled by the 300 salespeople who comprise the network.

The business is comprised mainly of savings and retirement products and on personal and family income protection and long-term care insurance, in both cases characterised by regular, premium payments.



2003 Milestones

Professional training efforts continued apace:

- 100 Assurfinance salespeople became "certified financial planners";
- 560 salespeople are now have CFP status, which attests to their mastery of the knowledge, *expertise and level of professionalism necessary to practice this profession.*

The range of products available in the network continued to grow in response to market demands:

- The Income Protection range was redesigned and modernised with the introduction of new products: **AGF Continuité**, which has replaced five existing "whole life" products, **AGF Confiance Handicap**, a policy for parents of handicapped children and **AGF Atout Avenir**, an income protection contract qualifying for "loi Madelin" tax breaks and aimed at non-salaried workers whose spouses work with them.
- Thanks to the expertise of AGF Vie and AGF Asset Management, three new formula-based funds, **AGF Octoplus, AGF Octoplus 2** and **AGF Vivalto**, were launched. AGF Octoplus and AGF Octoplus 2 are accessible through the multi-investment contracts **AGF Itinéraires Epargne** and **Tellus**.

The networks' sales structures are being enhanced:

- The Assurfinance network was differentiated. Part of the sales force has been dedicated to developing new business in its target market, while the other now focuses on building loyalty among existing customers and capitalising on opportunities with them.
- Six asset management regional head offices will now support Assurfinance salespeople on accounts in excess of 150,000 euros.
- In 2004, the two sales forces will be combined into one network divided into nine regions.

2003 Results

The favourable results AGF Assurfinance achieved in the last quarter of the year, when premium income rose 7.3% compared with 2002, offset a troubled first part of the year, when the economic, financial and international environment was particularly unsettled. This had prompted French savers to be very hesitant. In 2003 overall, Assurfinance generated 1.86 billion euros in premium income, the same level as in 2002.

In 2003, AGF Assurfinance also successfully reoriented its product mix towards the multi-investment contract AGF Itinéraires Epargne, generating 404 million euros in premium income, up 110% over 2002. Itinéraires Epargne is now the top-selling new-business product. With financial markets reawakening, multi-investment and unit-linked products, including formula-based funds, are attracting more savings and constitute a real opportunity for customers and contribute to strengthening the company's profitability.

AGF Assurances

An array of life insurance, banking and financial products


11%
9%
6%
56%
18%
Euro-denominated life insurance
Multi-investment life insurance
Income protection
Banking products
Financial products

Génér'actif generated 94 million euros in life insurance premium income, down 19%. This decline came about because the sales and marketing strategy was reoriented towards products with regular, periodic premium payments. These products generate less premium volume in the short term.



General agents

AGF Assurances and its network of general agents seek to achieve robust growth in the life insurance market. To do so, they rely particularly on products intended to help people plan for retirement and to protect them from loss of income.

General agents distribute a range of individual life insurance products articulated around multi-investment contracts such as **Tellus** (savings, investment and retirement) and a range of income protection plans

Their own portfolio of more than 3 million property & casualty customers, fewer than 400,000 of whom have a life insurance contract, constitutes their prime target market. These customers include individuals, independent professionals and entrepreneurs.

The distribution strategy for individual life insurance, developed by AGF Assurances, is based on network differentiation. As applied to the general agents, it means that some of them remain generalists while others focus on the asset management market under the leadership of specific Group sales managers.

2003 Milestones

Implementation of the new AGF Assurances sales management structure, initiated in 2002, was the main event of 2003. Built around a strategy of differentiation within the network, the new structure boosts the quality of the support sales managers can provide. The **Business Development Managers,** key people in the new arrangement, are specialists in the consumer market. Their role is to head up sales of individual life insurance products. The **Asset Management Managers** work specifically with those general agents wishing to expand in the direction of asset management.

To beef up the range of products general agents can offer, AGF Vie has made available two new products, **AGF Obsèques** (burial insurance) and **Chorus Vie Entière** (a whole life product). It has also added the formula-based fund **AGF Octoplus 2,** accessible through the **Tellus** multi-investment life insurance contract.

2003 Results

Breakdown of general agents' premium income
by type of product


6.3%
93.7%
Savings
Income protection

The general agents worked hard all year to shore up the profitability of the property & casualty business. Their efforts were successful – the non-life combined ratio declined by nearly 10 points – but held back sales efforts in life insurance.

As a result, individual life premium income generated by the general agents declined by 8% to 589 million euros.

A breakdown of this figure shows that the early part of the year was particularly weak, with individual life volume down 33% in the first quarter. Among other things, preparations connected with the sales management reform project, which went into effect on 1 April, disrupted normal operations.

The success of subsequent marketing campaigns, including a "preferential rate" on Tellus in the second quarter and a year-end bonus campaign, were not enough to offset the slow start to the year.

Life Brokerage and Partnerships

2003 saw the merger of Life Brokerage and Life Partnerships, which were previously separate entities.

This event demonstrates AGF's decision to create a powerful sales force dedicated to the Group's partners, brokers and independent investment advisors. The 1,200 external business partners of this network demand similar products and services, and by their professional status and relationship to AGF, they constitute a coherent whole.

This reorganisation should reinvigorate the product line, improve the quality of service and increase the profitability of this branch of the Group's activities.

As an important first sign of the merger, the new product Premium Line was launched.

2003 was also characterised by a surge in business at Génération Vie, a joint venture with Oddo et Cie, which grew by 113% during the year.



Target markets and product range

Life Brokerage and Partnerships covers the following five markets:

Brokers and independent investment advisors: this market is composed of brokers on the one hand, who are either life insurance specialists or generalists offering life insurance as an adjunct to their primary P&C business, and independent investment advisors on the other, currently one of the market's fastest-growing segments.

The flagship product is Gaipare Sélection, a multi-investment, multi-manager product, which generated 40% of the brokerage network's 2003 premium income.

Large accounts (partnerships with French and international banks, other financial institutions, brokerage houses, both traditional and online, mass-market retailers, etc.). Through these companies, the division offers a full range of long-term savings products, both unit-linked and euro-denominated. Génération Vie, a joint venture between Arcalis and Oddo et Cie, is at the heart of this market and is a strong, growing and lasting partnership.

Private wealth management, i.e. the wealth management departments of banks, brokerage houses, investment banks and other financial institutions. In this segment, Life Partnerships brings to bear its expertise in combining wealth management, insurance and financial engineering.



Funeral homes, through burial insurance solutions tailored to their requirements. With an increasing senior population and funeral homes wanting to lock in a steady future revenue stream, this segment has considerable potential.

Breakdown of 2003 premium income


36%
64%
Life partnerships
Brokers and independent investment advisors

2003 Results

Life Partnerships posted strong growth in 2003, with premium income of 300.3 million euros, up 71% from the previous year. At the same time, mathematical reserves advanced 9% from 3,057 million euros in 2002 to 3,346 million euros in 2003.

Growth was attributable firstly to good performance in the Large Accounts segment, supported by the recovery in financial markets, as most business derives from life insurance accounts invested in unit-linked instruments. Secondly, it was attributable to growth at Génération Vie, which was right in line with the targets it set for itself.


AGF Athéna
La Défense 1

Life partnerships achieved this performance despite suspending activities whose potential was deemed too limited.

In the early part of the year, the environment was unfavourable to life insurance, and the profit-sharing rate on Gaipare contracts declined. These factors cut into business volume, but growth returned in the second half of the year. Over the full year, Life Brokerage and Gaipare posted premium income of 170 million euros, representing a decline of around 8% compared with 2002, which was a particularly strong year for Life Brokerage. Mathematical reserves rose 2% to 3.6 million euros in 2003.

Outlook for 2004

The priorities for 2004 relate to the following themes:

- consolidation of the new entity
- improvement in the quality of the administrative services handled on behalf of partners
- the commercial success of Premium Line, instrumental in sparking growth in and changing the profile of the product line offered by brokers and independent investment advisors,
- an ongoing search for new lasting, sizeable partnerships.

BANQUE AGF

Banque AGF has completed its second full year of operation in its new format, adopted in October 2000, which includes a comprehensive range of consumer services and its traditional cash and financial market activities. Banque AGF also acts as a holding company. Its role in this regard has now changed significantly, as Entenial was sold to Crédit Foncier on 4 February 2004. The investment company Oddo et Cie remains Banque AGF's primary equity investment.

Banque AGF is an integral element of AGF Group's strategy to offer a full range of financial services, protecting people and their belongings and wealth. In this context, it sells its services through the AGF Group's network. Banque AGF works with the networks to define its customers' banking needs and to help them transact banking business. It offers an integrated suite of banking services to individuals and independent professionals. The range of products is limited to certain savings and lending products that it manages directly or outsources depending on the economic prospects. Moreover, for customers interested in wealth management, Banque AGF proposes bank accounts that coincide with the Group's sales strategy.

Banque AGF is also the AGF Group's bank and is responsible for managing the group's cash flow and optimising the profitability of its equity capital. To do this, it is active in interest rate and exchange rate markets, within appropriate limits.

Consumer banking services

In 2003, consumer banking services consolidated the positions built up in 2001 and 2002. As of 31 December 2003, the bank had nearly 260,000 customers. Its flagship product is the Multi-services account, which ties an interest-bearing passbook savings account to a cash management feature. Since March 2003, two versions of the account have been offered: Plénitude and Découverte.

Numerical overview of Banque AGF (as of 31 December 2003)

- 260,000 customers,
- 600 million euros in demand and passbook account balances
- 503 million euros in outstanding loans (consumer and savings-based loans),
- 398 million euros in securities held in portfolio.

The AGF distribution network, which distributes Banque AGF's product offering, is a 7,000 strong workforce attentive to customer needs (salaried networks, general agents, brokers). Banque AGF is also accessible through other channels, primarily distance banking, the use of which remained heavy in 2003.

Cash and financial markets

This business once again posted excellent results, in excess of the previous year's performance.

Holding company activity

Revenues from this business rose significantly, in particular due to dividends received from Entenial.

Results

in millions of euros

	2003	2002
Net banking income	70.5	63.1
Net profit (unconsolidated)	20.2	-9.0
Net profit (consolidated)	79.8	82.7



W FINANCE

Breakdown of assets under management
by product family
December 2003


9%
54%
37%

■ Real estate investment trusts
□ Marketable securities
■ Insurance

Founded over 30 years ago by the Worms Group, W Finance, now a subsidiary of the AGF Group, is a financial institution specialised in the design, management and distribution of private banking services for high net worth individuals. It also serves corporate and institutional customers through a special suite of services. W Finance operates primarily through its network of financial advisors located throughout France and its overseas départements and territories.

W Finance focuses on the following three areas:

- Marketable securities, via a range of innovative and diversified products,
- Multi-investment life insurance solutions, via its Coparc subsidiary, specialised in unit-linked investments,
- Property investment, oriented towards the real estate investment trusts of Immovalor Gestion, a company it owns jointly with Banque AGF.

Business volume

W Finance's main activity is to provide access to financial products through its role as a wealth management advisor. The products it offers are mostly marketable securities, sold either directly or through unit-linked life insurance policies.

Under geopolitical pressure fuelled by the prospect of war in Iraq, uncertainties came to a head in the first quarter of 2003, and markets reached their low point in mid-March (the CAC 40 stood at 2,401 on 12 March 2003)..

This particularly difficult environment had several consequences for W Finance:

- Business volume declined sharply in the first half of the year, then gradually recovered in the second half, finishing the year with inflows near their 2002 level and net positive inflows;
- W Finance was less able to take on new financial advisors;
- Assets under management, heavily impacted by the unstable financial market environment, increased only slightly, despite the increase in new inflows.

Against this gloomy background, three new products were launched at the start of 2003, property products came on stream, and specific marketing efforts were undertaken. As a result, W Finance was able to relaunch its business and post a significant improvement in sales from the start of the summer, a trend that intensified at the end of the year.

The Financial and Estate Engineering department of W Finance, created in 2001, continued to support the sales network, enabling the company to offer new solutions to complex wealth management situations and to beef up the expertise of the network of financial advisors.



Milestones

In this context, efforts focused on three areas in 2003:

- New product launches, which this year again provided support to the business through investment trusts and structured products suited to today's economic conditions. Most of these products are eligible for inclusion in life insurance contracts,
- Continued sales of property investment solutions,
- Technology and services continued to be upgraded, in particular through software designed especially for the sales network. W Finance also implemented tools that do a better job of optimising customer asset allocation.



- Considerable attention was paid to reducing operating costs, both in the network and at the head office, via an emergency plan initiated at the start of the year. The plan brought expenses in 9% below the budgeted 2003 level and 12% lower than actual 2002 spending.

Results

The main determinants of 2003 results were as follows: business volume was broadly stable, assets under management rose slightly and a lot of effort was put into reducing operating costs. Excluding exceptionals, pre-tax profit saw buoyant growth over 2002, thanks mostly to the 2.2 million euro cut (12%) in operating expenses.

After exceptionals, consolidated net profit totalled 3.4 million euros, representing a return on equity of 14% (net profit / opening shareholders' equity).

Outlook

The 2004 budget is based on the following scenario:

- Financial market conditions stabilise;
- Assets under management are valued very conservatively;
- W Finance continues to emphasise product innovation and roll out new products on a regular basis;
- The number of financial advisors increases at a realistic pace.

As in 2003, reducing operating costs and increasing productivity through better use of operational tools will be the highest priorities.

These measures and plans should enable W Finance to supplement in 2004 the significant bottom-line improvement it achieved in 2003.

Breakdown of 2003 revenues by product family


2%
20%
37%
41%
Direct property
Real estate investment trusts
Marketable securities
Insurance

DRESDNER GESTION PRIVÉE

Dresdner Gestion Privée: key figures

- 49 professionals
- 3,000 customers
- 737 million euros of assets under management broken down as follows:
  - managed securities accounts (18%)
  - life insurance accounts under discretionary management (24%)
  - other life insurance accounts (21%)
  - unmanaged accounts (35%)
  - liquidities (2%)

Dresdner Gestion Privée is a private banking concern focused on managing the assets of owner and shareholder executives

Its target customer based is composed of the following individuals

- Owner executives of family-owned, listed or unlisted enterprises worth between 5 and 500 million euros;
- Salaried executives who are beneficiaries of stock option plans and whose income exceeds 300,000 euros;
- Corporate employees and independent professionals whose income exceeds 200,000 euros and who have assets of more than 1.5 million euros.

Dresdner Gestion Privée has offices in Paris and Lyons and has been a subsidiary of AGF since July 2003.

Dresdner Gestion Privée offers its customers solutions articulated around:

- Wealth management;
- Discretionary portfolio management;
- A dedicated, premium share trading service;
- Life insurance products;
- Loans intended to help clients build their personal assets.

2003 Milestones

2003 was a positive transition year characterised by the following events:

- Dresdner Gestion Privée continued to implement an action plan aimed at putting structures and procedures in compliance with private banking rules;
- Sales efforts paid off and Dresdner Gestion Privée attracted net positive inflows;
- Discretionary portfolio management generated excellent performances (all mutual funds);
- Ownership was transferred to AGF..

2004 Outlook

The priorities for 2004 are as follows:

- Intensify sales efforts;
- Reduce costs;
- Participate actively in implementing a Group-wide private client strategy.

A S S E T   M A N A G E M E N T



AGF Asset Management

Expertise and comprehensive asset management solutions

With more than 60.8 billion euros under management (at 31 December 2003) and 220 professionals dedicated to the business and its development, AGF Asset Management, including AGF Alternative Asset Management (see below) is one of the French market's leading asset managers. Our high-quality asset management solutions have given us a strong position and sales presence. In 2003, we pursued our strategy to develop our customer base in the following three categories:

- Insurance companies of the AGF Group;
- Corporate treasurers and institutional investors;
- Individual investors attracted to AGF AM through our networks and external partners.

AGF Asset Management offers these customers a combination of local and international expertise via the subsidiaries of the Allianz Dresdner Asset Management (ADAM) group (PIMCO, RCM, etc.).

Results

Good business development results, against a mixed background ...

AGF AM's business development efforts were successful in 2003, owing to products and services tailored to investors seeking more security.

As of 31 December 2003, assets under management totalled 60.8 billion euros, compared with 53.5 billion euros at 31 December 2002, representing an increase of nearly 14%. Underlying this increase were the recovery in the financial markets and strong inflows.

The assets of AGF Asset Management increased by 3.2 billion euros, because assets assigned by the AGF Group increased, as did those of the corporate and institutional business.

... leveraging our renowned asset management solutions ...

AGF AM's capabilities are extensive and have a long history. Supplementing its own know-how in diversified asset management, the company accesses the ADAM Group's economic and financial research for eurozone and other European fixed-income and equity investments.
In 2003, AGF AM consolidated its leadership position in:

- **Money markets.** Expertise in this segment is considerable. AGF asset management was the first in its market to integrate all of the changes in money-market mutual fund valuation rules that came into effect at the end of 2003. Our product range is based on three products, AGF Securicash, AGF Eurocash and AGF Euribor, and enjoys Moody's ratings ranging from AA MR1 to AA MR2;
- **Bonds.** Moody's has assigned a management quality rating of Aa1 to AGF AM's bond management, the highest such rating assigned to a French asset management company. This rating reflects the agency's high opinion of the quality of our fixed-income management and of our fixed-income team, organised along functional responsibility lines;
- **Alternative management.** This business is handled by AGF Alternative Asset Management (AAAM), the Group's specialist in alternative multi-management investment funds and a pioneer in its field. AAAM is now one of the leading players in the market.


Plan De Compte

Breakdown of assets under management by asset class


13%
9.8%
12.4%
64.8%
Bonds
Equities
Money-market
Diversified

Breakdown by type of customer


1.1%
6.5%
14%
78.4%
Life insurance
Corporate / institutional
External distribution
Individual

.... and products that adapt to customer requirements

Guided by the desire to renew its product line and adapt it to market demands, AGF Asset Management continued to rationalise it, a process initiated after the merger of AGF AM and Dresdner RCM Gestion. Forty-two products have been liquidated or merged with others over the last two years. It has also introduced new products:

New products used in marketing campaigns aimed at satisfying customer demands

Three new formula-based products were introduced in 2003: two mutual funds eligible for life insurance accounts (AGF Octoplus and AGF Octoplus II) and AGF Vivalto, created specifically for ordinary securities accounts. Lastly, the fifth generation of "innovation mutual funds", AGF Innovation 5, was marketed as part of a year-end campaign in all of the Group's networks.

Enriched product offering

Two new diversification products supplemented our product range. Created in 2002, AGF Multi Alternatives combines alternative management with money market management. Part of the Assurfinance network was trained in the product and began selling it. AGF Rendement Réel, created in March 2003 and distributed by Assurfinance as a banking product, is an investment diversification tool for Assurfinance customers.

Record-high consolidated profit

AGF AM's pre-tax consolidated profit, including AAAM, reached its highest level ever, 39 million euros, vs. 15.8 million euros in 2002.

AGF AM posted exceptional gains in 2003 mostly as a result of writing back 6.6 million euros (out of a total of 8 million euros) in provisions booked at the end of 2002. These provisions had been intended to cover the change in accounting for money-market funds to a "marked-to-market" basis as of 31 December 2003 as well as certain prior-year adjustments. AAAM also posted a 3.5 million euro increase in variable management fees owing to good performance in its mutual funds.

For the most part, market trends in 2003 had little significant impact on AGF AM's profit and loss statement.

AGF AM's cost/income ratio stood at 63.7% excluding exceptional changes in the provisions line item, due to money-market operations and prior-year adjustments. This ratio reflects a favourable level of profitability, achieved through vigorous cost management.

2004 Outlook

In 2004, AGF Asset Management will pursue two major objectives:

- Continue developing the asset management business with a constantly improving palette of management products and services, already among the best in the market.
- Support the AGF networks in the context of the new Life and Financial Services structure, by working closely with them to inform, train and lead their sales teams. Concurrently, in conjunction with the Life Marketing department and the AGF networks, AGF AM will participate in designing management solutions that evolve over the client's lifetime in preparation for his or her retirement.

P R O P E R T Y


AGF

AGF Immobilier

In the office rental market, 2003 saw a continuation of the trends that defined 2002. Gloomy economic conditions prompted companies to reduce costs and cut back on the space they occupied. It also lengthened lease negotiation times. In the Paris region, available space continued to increase and lease values declined by 6-7% in 2003, prolonging a trend that began at the end of 2001. Nevertheless, rents seem to have stabilised since the second half of 2003. Premium buildings and buildings whose lease values have corrected continue to find tenants. It is worth noting that the current decline in lease rates is mostly a correction from the highs of the 1998-2001 period.

The residential market continued to rise, advancing 13% in 2003. The trend was evident outside the Paris area, in particular in Nice (up 16%), Bordeaux and Lyons (up 13%), while Paris properties were up 11%. Interest rates were low, property investments secure, stock markets still uncertain and in some cases there was even excess demand. All these factors contributed to the rise. This said, residential rents in premium buildings (7th, 8th and 16th arrondissements of Paris) seem to have found the upper limit to that rise since the start of Q4 2003.

Results and outlook

The AGF Group's property arm invoiced 238 million euros in lease rentals, excluding VAT and maintenance charges

During the year, properties worth 492 million euros were sold, composed of 28 block sales and 214 individual sales. Consolidated capital gains and provisions written back totalled 282 million euros.



AGF Immobilier continued to renovate its properties, renegotiate leases and maintain appraisal values, leading to a 1.4% y-o-y increase (at constant scope at year-end) in the resale value of the directly-held portfolio to a total of 4.3 billion euros.

EQUITY INVESTMENTS



Oddo et Cie

Alongside senior managers and the members of the Oddo family, AGF has been an institutional shareholder of Oddo & Cie since 1988 and holds 27% of the shares.

The two groups collaborate in three principal areas:

- advisory services and order execution for AGF Asset Management;
- New life insurance premium income from the Fipavie and Assuractif range via Génération Vie, a joint venture between Oddo (20%) and AGF (80%).,
- High-end portfolio management through the AGF Assurfinance network (Oddo Portefeuille range).

Oddo et Cie's operating environment

Owing to the hostilities in Iraq, the US economy encountered difficulties throughout the first half of the year and markets suffered as a result. In the second half markets finally focused on real economic issues and bounced back, with the CAC 40 recovering 11.78%. That the bond and equity markets rose simultaneously shows that shares were catching up to their real valuations in 2003

Against the uncertain background, nearly all of Oddo's activities contracted compared with the previous year. This situation led to a review of the company's organisation and a cost-cutting effort, which yielded an increase in operating profit.

2003 was a transition year that enabled the group to prepare itself for economic recovery.

Results

Net banking income in 2003 totalled 135.7 million euros, down 3.7%, compared with 140.9 million euros in 2002. The breakdown by line of business was as follows:

in millions of euros

	2003	2002*	Difference	%
Capital market activities	85.0	88.4	-3.4	-3.8
Asset management	43.5	42.3	+1.2	+2.8
Other activities	7.2	10.2	-3.6	-29.4
Net banking income	135.7	140.9	-5.8	-3.7

* Account presentation rules were changed in 2003 (CRC 2002.05 of 12 December 2002). To make the data comparable, 2002 figures were restated according to the new 2003 presentation.

Operating expenses declined by 10.1 million euros (22.3%) to 35.2 million euros, vs. 45.3 million euros in 2002.

Personnel expenses declined by 8.9 million euros (9.5%) to 77.8 million euros, vs. 86.7 million euros in 2002. The average number of employees was down 11.2% to 573 in 2003 from 645 in 2002





Efforts to reduce costs paid off. Even though net banking income was down, operating profit rose by 13.2 million euros in 2003 to 18.1 million euros, compared with 4.9 million euros in 2002.

Oddo posted a 3.3 million euro capital gain on the sale of Euronext NV shares. In 2002 it had realised a capital gain of 26 million euros..

After exceptional items and income tax, net profit (group share) totalled 13.9 million euros, vs. 20.2 million euros in 2002.

Outlook

The Fed and the ECB have injected considerable liquidity into the market to finance an upturn in growth. The depreciation of the US dollar has accelerated US growth. The question is now whether this scenario can continue to prevail throughout 2004 and what impact the weak dollar will have on the results of European companies.

With the end of the downcycle upon us, Oddo is open to potential acquisitions, such as the recent purchase of Nivard Flornoy Fauchier-Magnan Durand des Aulnois, strengthening Oddo's private banking arm.

Gecina

Gecina is a significant investor in residential and offices properties in the Paris and Lyons metropolitan areas, with a portfolio of rental properties estimated at nearly 7.11 billion euros as of 31 December 2003. Leasable surface area totals 2.2 million m², composed of 19,000 flats and 930,000 m² of offices and shops.

With a market capitalisation close to 3.5 billion euros as of the end of 2003 and an average volume of 110,000 shares traded per day, Gecina is now one of Europe's foremost property companies. Listed on the Paris Bourse and eligible for the Deferred Settlement Service (SRD), Gecina is a member of the SBF 120 and the Euronext 100. As of 31 December 2003, the AGF Group held 23.95% of the shares of Gecina.

2003 Results

Property company Simco was consolidated for the whole year in 2003, boosting Gecina's various indicators:

in millions of euros

	2003	2002	% chg.
Consolidated rental income	493.2	293.7	+67.9%
Gross operating profit	383.4	219.1	+75%
Pre-tax cash flow	232.6	146.3	+58.9%
Net profit (group share)	535.5	130.9	+309.1%



Initial synergies from the merger with Simco, the increasing share of office and commercial properties in the portfolio and a tight grip on operating costs enabled Gecina to post another improvement in operating expense. Gross operating margin stood at 77.7% in 2003, vs. 74.6% in 2002.

Also in 2003, a new tax regime went into effect for certain property companies ("SIIC"). Under the new system, Gecina is exempt from tax on rental income and on capital gains generated by its property portfolio activities. In return Gecina paid an "exit tax" of 569.4 million euros. Simultaneously, it cancelled a deferred tax amount of 702.7 million euros. The net effect was to increase NAV per share by 28.4% to 71.66 euros as of 31 December 2003.

Outlook

Gecina's integration with Simco was successfully completed in December 2003, its debt is low, and it is selling its lowest-yielding properties. All of these factors work in favour of Gecina's redeployment strategy. Based on more profitable investments, this strategy should pave the way for a further dividend increase, maintaining Gecina's attractive yield.

Entenial: new loan production in 2003


2%
7%
14%
52%
25%
Individuals: 77%
Homeowners
Investors
Companies: 23%
Asset financing
Project financing
Property developers

Entenial

Entenial is the bank specialised in property and other asset financing in its market. Created in May 2000 from the merger of Comptoir des Entrepreneurs and the Banque La Hénin, Entenial finances property and other assets for individuals and arranges structured financing for corporate clients. To its large account customers, drawn principally from the property industry, it offers banking services and advice in complex financial and property deals.

Results and outlook

For the seventh consecutive year, Entenial's results rose sharply in 2003.

Pre-tax profit was 146.2 million euros, up 175% from the previous year. Growth derived primarily from net banking income, which climbed 27% and outstanding loans, which rose by 5.7%.

Pre-tax profit also reflected 41.5 million euros in non-recurring items, essentially the sale of Entenial's investment in Depfa, which generated 37.5 million euros of this amount.

Net profit totalled 109.1 million euros.

Entenial's return on equity was 23% in 2003, compared with 14.6% in 2002.

Business volume was also high in 2003. New loan production was 3,016 million euros, up 9.4% compared with 2002. In the consumer segment, loan production totalled 2,330 million euros, up 19.7%. Average deposit balances in 2003 stood at 1,018 million euros and at year-end outstanding investments totalled 663 million euros.

At year-end 2003, staff totalled 1,424.

In 2003, AGF, majority shareholder in Entenial, agreed to sell 72% of the shares of Entenial to Crédit Foncier. The transaction took effect on 4 February 2004.

Sophia

Over the last few years, AGF has supported business development at Sophia, the fourth largest property company in France by its market capitalisation (> 1 billion euros) and 27% held by AGF. This equity investment coincided with AGF's strategy to participate in the constitution of large, listed property companies.

In an effort to reduce its property exposure to around 8%, the AGF Group tendered its shares in Sophia to the takeover bid initiated by GE Real Estate Investissement France at 41 euros per share. The transaction generated a capital gain of nearly 100 million euros for AGF. The Group intended to reduce its property market exposure and took advantage of this opportunity to reduce its property allocation with effect from 2004.





Health and group insurance

AGF's health and group insurance activities have been brought together to form a new division. This will better prepare AGF for the changes ahead in these businesses, namely reform of the national healthcare insurance scheme and the new retirement savings products that recent legislation in France (the loi Fillon) will spawn.

For both entities, 2003 was characterised by a drive to improve profitability and focus on the target customer base.

All AGF healthcare policyholders benefit from the services of AGF Santéclair, regardless of the level of coverage they have chosen. This platform offers direct access to estimate analysis and to a network of optical and dental professionals. Twenty-one facilities performing refractive surgery have been opened, in 15 cities throughout France.

The diversity of the sales networks and their involvement (salaried sales representatives, general agents and brokers) should enable us to maintain sales growth in 2004.

INDIVIDUAL HEALTH



Total premium income in 2003 from healthcare and accident policies stood at 11.2 billion euros, up 11%. This was the second highest year-on-year increase since 1994. The sharp rise in healthcare expenditure overall was a major factor behind this trend.

AGF distributes its products through:

- 2 salaried networks, Assurfinance and Génér'actif, composed of 3,400 sales people
- the salaried health insurance network
- general and specialist brokers
- a network of 1,200 brokers and independent investment advisors
- subsidiaries in charge of developing life insurance partnerships
- 2,500 general agents

* Source FFSA

AGF's health insurance division is dedicated to individual healthcare and income protection coverage.

Types of products:

- **Healthcare** cover, which reimburses policyholders for costs not covered by France's national healthcare scheme, Sécurité Sociale (80% of premium income).
- **Personal and family income protection**, sold either with health insurance or separately. These lines pay an income stream or a lump sum in the event the policyholder suffers an accident or serious illness, is hospitalised for an extended period, becomes disabled or dies (20% of premium income).

Since July 2001, the product ranges previously offered, Tonus (AGF), Précium (Allianz) and Pointure (PFA), have been combined into a single range, **AGF Tonus**, offered by all networks.

Healthcare coverage is **open to everyone.** There is no medical questionnaire and no increase in premium rates based on the policyholder's health history. As a result, since 1 October 2002, all policyholders benefit from elimination of the 7% tax.

The Santégrale product range is innovative in that it leverages the healthcare networks developed by Santéclair and reimburses policyholders based on actual costs and on treatment actually required and dispensed in the partner networks of dentists and opticians. In addition, certain incompletely-insured expenses such as contact lenses, myopia operations or 3rd generation oral contraceptives are included in the policy. On the prevention side, policyholders can have a free annual check-up with an approved dental surgeon.

Breakdown of 2003 premium income (462 million euros)


20%
80%
Income protection
Healthcare



- Three healthcare policies: Latitude Santé, Santégrale and Santé Senior,
- An accompanying income protection policy. This product is temporarily offered to all networks, pending the launch of the more targeted range scheduled for 2004,
- Long-term care via Presentalis. This is a first for AGF Santé; until now long-term care has not been covered under non-life insurance policies.

AGF Santé has three distribution networks

- A salaried network composed of 360 professionals, dedicated to the sale of health insurance products.
- 2,500 general agents providing efficient coverage of all of France.
- A network of brokers.

Breakdown of premium income by distribution network


9.6%
35.7%
54.7%
General agents
Salaried network
Brokers

Policyholders and distribution channels

AGF's portfolio contains a balance of salaried and non-salaried individuals, the latter category being composed of craftsmen, merchants and independent professionals. Agricultural workers and expatriates comprise around 8% of the customer base. AGF Santé also manages the national healthcare accounts of 170,000 non-salaried workers, or 10% of this population.

Results

The individual health business posted premium income of 462 million euros in 2003, up 17% from 2002. Driving this increase were robust policy sales in 2002 and 2003 and rates increases, which reflected the sharp rise in claims.

Healthcare costs in France continued their inexorable rise in 2003. Complementary healthcare insurers were sensitive to rising costs, because the national healthcare plan cut reimbursement of certain medicines, healthcare professionals raised their fees and the cost of medical lab analyses rose. In addition, the national healthcare plan registered a sharp rise in sick pay compensation, which also had an impact on complementary insurers.

Outlook

2004 will see the following developments:

- The new personal and family protection range is set to be launched in May. The healthcare plan will revised accordingly.
- Reform of the national healthcare scheme, Sécurité Sociale, is scheduled for mid-May. Inevitably, there will a significant impact on AGF Santé.
- We will continue to keep a tight grip on costs to make our business more profitable and improve the quality of service offered to our customers and networks.



AGF COLLECTIVES INSURANCE



AGF Collectives is one of the key components of AGF's universe of life and health insurance operations.

In 2003, premium income totalled 1,912 million euros, up nearly 9% compared with 2002 Income protection in France represented 43% of this total, group pensions 31%, borrower insurance 15% and insurance for expatriates and international organisations 11%.

Concerning borrower insurance, we have signed a contract with Crédit Lyonnais worth 25 million euros p.a. on average over five years.

During the year, Elf Aquitaine paid a supplemental premium of 41 million euros to its defined benefit pension fund.

AGF Collectives' strategy is to develop its business while adhering to the demands of Group profitability. In addition, in the current context of market reform, markets will open up and we must be ready to seize the resulting opportunities, be it in group pension plans, savings or group health insurance.

As a multi-market insurer, addressing the needs of all types of companies by proposing appropriate solutions, AGF Collectives aims to satisfy the needs of all customers, distributors and partners.

In 2003, AGF Collectives added more income protection and pension plans so as to offer customers a comprehensive range of products.

With just under 2 billion euros in premium income, AGF Collectives is a major player in group insurance in France

Market data

All segments combined, AGF has a market share of around 11% in group insurance (source: FFSA).

- In personal and family income protection, BCAC (FFSA) insurance companies posted premium income of around 7.6 billion euros in 2002 (direct insurance and reinsurance, excluding optional group insurance) and around 4.4 billion euros in borrower insurance.
- In group health insurance, BCAC (FFSA) insurance companies posted premium income of 3.3 billion euros in 2002. Complementary healthcare insurance (individual and group) continued to contribute to growth at the Institutions de Prévoyance, the branch of the French insurance industry devoted primarily to income protection. They posted 3.7 billion euros of premium income in 2002.
- The group pension market represented 4.1 billion euros in premium income in 2002 (incl. direct insurance and reinsurance but excl. optional group insurance and Art. L 441-1. Of this total, 65% was collected by insurance companies and 35% by banks. The market contracted by 13% between 2001 and 2002 because certain exceptional premiums were obtained in 2001. Direct insurance inflows into unit-linked accounts totalled 1.2 billion euros.

Breakdown of AGF Collectives' 2003 premium income (1.91 billion euros)


11%
15%
43%
31%
Group distribution and income protection
Group pension
Borrower insurance
Expatriates and international

Direct insurance inflows to group pension plans in 2002 broke down into three primary segments: defined benefit plans (40%), defined contribution plans (32%) and retirement bonus plans (11%).

(Source: FFSA)



2003 Milestones

• New products launched in 2003:

- In the first half of the year, we created **AGF ExpaSanté**, catering for French expatriates of French companies with less than 20 employees.

- 13 mutual funds, managed outside the general account portfolio, **were added to the group pension plan range** in 2003 and are now available under all group pension plans, including AGF Planeo 2 Entreprise, a defined contribution plan; AGF Viseo Entreprise, a defined benefit plan; and AGF Lineo 2 Entreprise, a retirement bonus plan. Fixed-income and thematic funds have been added to the existing equity and risk-profiled funds already found in the multi-investment solutions.

- In borrower insurance, **AGF Solaster** is a flexible group product that allows a lending institution to create the most appropriate borrower insurance contract

Over the years, AGF Collectives had bolstered its product offering with a **strategy of policyholder services.**

- At the start of 2004, policyholders were able to use third-party payment in medical labs in 88 départements in France and in radiology centres in 38 départements.

- In partnership with SOLAREH, a subsidiary of SCOR, AFG Collectives offers a social services package (psycho-social counsellors, corporate consultants, etc.) called **AGF Posaction***. This service is intended to help policyholders manage difficulties in their personal or professional environments. With a simple phone call, policyholders are put in confidential contact with specialists or meet them face to face. Coverage includes 12 hours of consultation per year.



• **The group distribution and income protection (DDCP) and borrower insurance (DAE) departments continue to pursue their quality improvement efforts**

Following an end-December 2002 audit in our Paris, Rennes and Strasbourg sites, the certification body confirmed its confidence in DDCP's "management-by-quality" system. DDCP's ISO 9001/2000 certification was renewed. The next audit is to take place in early 2004.

A similar drive began at DAE during the course of 2003. There, too, the objective is to obtain certification in the very near future.

Outlook

In 2004, AGF Collectives plans to:

- introduce a new **retirement** and **savings** range, taking into account the possibilities opened up by recent legislation in France, both in existing and new products ("PERCO" group retirement savings), leveraging the experience gained in 2002 with the launch of the **AGF Stimeo** employee savings scheme,

- distribute a group income protection plan for expatriates: **AGF ExpaPrévoyance**,



- continue the partnership with Santéclair and work towards extending the network of healthcare professionals and the third-party payment system with radiology and medical laboratories,
- position ourselves as a major player in group health insurance by working with companies in the management of their healthcare and income protection risks. When the national healthcare system is reformed, we want to foster prevention and propose innovative solutions that encourage policyholders to take responsibility for their healthcare.

AGF Collectives aims to federate all the knowledge and skills at its disposal and take advantage of the development opportunities new legislation and broadening markets are opening up, all the while offering the most comprehensive response to the needs of customers and partners.

There are still other big projects planned for 2004: complete the redesign of risk management, give intermediaries and customers more options, pursue efforts to obtain quality certification.





Speciality businesses

- Credit insurance
- Assistance and travel insurance
- Legal protection



AGF aims to expand its position in the speciality businesses of credit insurance, assistance and travel insurance. Along these lines, Euler Hermes, whose premium income totalled 1.8 billion euros, strengthened its position as number one worldwide in credit insurance this year. Mondial Assistance also bolstered its world leadership position in 2003, with premium income of nearly 500 million euros (AGF share).

CREDIT INSURANCE

World leader in credit insurance, with worldwide market share of 37%

- Present in 36 countries
- More than 6,000 employees
- 1,864 million euros in premium income
- More than 600 billion euros in insured transactions worldwide
- 40 million companies tracked in Euler Hermes databases

Breakdown of 2003 premium income (credit insurance and guarantees) by country


3.14%
7.29%
11.06%
12.90%
5.99%
20.37%
39.25%
United States
France
Italy
Germany
United Kingdom
Other
Benelux

Euler Hermes world leader in credit insurance

Euler Hermes' mission is to help its corporate customers expand their volume of business, both on their domestic markets and abroad. Euler Hermes offers commercial enterprises, regardless of their size, industry or geographic base, solutions for managing and minimising the risk on their customer receivables. Anchored in its core business of credit insurance, Euler Hermes services are based on its unparalleled market knowledge and its dynamic management of corporate risk.

Founded more than 100 years ago, Euler Hermes has grown by establishing a presence for its experts throughout the world. Through close contact with corporate risk, they have acquired the high-quality information that is indispensable in the prevention of risk. Euler Hermes has also developed one of the world's highest-quality information systems, ensuring uniform, high-quality service around the globe from decision-making to the payment of claims.

Euler Hermes has also developed one of the world's highest-quality information systems, ensuring uniform, high-quality service around the globe from decision-making to the payment of claims.

2003 Results

Although many European economies were in recession and the number of bankruptcies rose steadily, Euler Hermes posted excellent results, with net profit, Group share, of 146.1 million euros, compared with 52.1 million euros in 2002.

Premium income rose by 21.4% to 1,864 million euros. The lower business volume of client companies was offset by new contracts, expansion in emerging markets and Eastern Europe, and continued adjustment in premium rates in markets that still required it.

Underwriting results, excluding changes in the equalisation reserve and investment income, totalled 182 million euros, vs. 35.4 million euros in 2002 (proforma). All companies in the Euler Hermes group saw their results rise in 2003, contributing to this excellent performance.

Net profit stood at 146.1 million euros, up 180% compared with 2002.

2004 Outlook

Adherence to stringent standards since the start of the economic recovery contributed to Euler Hermes' spectacular recovery in underwriting results in 2003. Euler Hermes' business model deserves the credit for these results. Together with the expertise of the group's professionals, the model offers customers superior service in the management of their customer receivables.

Euler Hermes will continue to deploy its business model, the basis for the Group's lasting, profitable development, in all of the countries in which it is active. It is comprised of:

- high-quality risk selection, based on the collection of information and local risk analysis,
- integrated information systems opening the way to synergies within the Group,
- adhering to quality standards,
- a commitment to excellence vis-à-vis customers.

Euler Hermes' range of services



3.4%
3.2%
0.8%
6.4%
86.3%
Credit insurance
Factoring
Guarantees
Fraud insurance
Consumer credit



ASSISTANCE AND TRAVEL INSURANCE

Mondial Assistance: key figures

- 240 correspondents
- 400,000 service providers
- 1 customer assisted every 3 seconds
- 37 operations centres in 28 countries
- 7,506 employees on all 6 continents

Mondial Assistance group

The Mondial Assistance Group, 50%-owned by AGF and 50% owned by Italian insurer RAS, conducts all of the Allianz Group's assistance and travel insurance operations.

Fraught with international turbulence, 2003 was a year of stability and cost control for the Mondial Assistance group.

Anticipating a difficult year, the group made the best of the conjunction of exceptional, negative factors and maintained its focus on profitability, to the detriment of growth. Throughout the year, Mondial Assistance paid particular attention to controlling costs, limiting investments and managing its network of suppliers. In this regard, the group relied on new web technologies to share and control information, thereby optimising both service quality and cost controls.

Mondial Assistance maintained its status as world leader in 2003. During the year, it deployed its strategy of developing services around healthcare, with the emphasis on prevention and personal well-being. With the market extremely tight, Mondial Assistance managed to strengthen its positions in most of the countries in which it is present, and for the most part shook off the sharp drop in tourism and the economic downturn.

2003 Results

In an unfavourable international context dominated by the war in Iraq, the SARS epidemic and lacklustre economic conditions, Mondial Assistance posted total revenues of 995.5 million euros (100%), down very slightly (1.2%) from 2002. After correcting for the impact of exchange rate fluctuations and changes in the scope of consolidation, revenues were stable vs. 2002 and demonstrated the group's ability to adapt and resist fluctuations in the markets in which it operates. Despite the situation, Mondial Assistance maintained its profitability and posted net profit (group share) of 15.6 million euros (100%) in line with targets. Claims were down and operating expenses controlled, both of which contributed to the resilient results.

2004 Outlook

Assuming no exceptional events, the organised tourism market should improve and stage a slight recovery in Europe. On the basis of its strong fundamentals, Mondial Assistance is confident in the future. Its strategy of balancing geographical and line-of-business risks should enable it return to growth in 2004. Through innovation and diversification, it will be able to pursue expansion on five continents. As always, the group's 7,500 employees remain committed to a long-term strategy of everyday high-quality service to customers, partners and shareholders. Lasting, sustainable development for Mondial Assistance is their goal.



LEGAL PROTECTION

Protexia France, 41.79%-held by AGF Iart, 24.21% by AGF La Lilloise and 34% by CFDP Assurances, is in charge of the AGF Group's legal protection insurance activities.

Legal protection coverage provides policyholders with the legal and financial assistance necessary to resolve a dispute with a third party, either in or out of court. Should disputes go to trial, the policy covers legal fees.

Individuals and professionals alike have been increasingly interested in this type of coverage. Accordingly, French market premium volume has been on the rise for the past ten years. The market should continue to grow in 2004, by an estimated 10%.

Ownership of Protexia France at 31 December 2003


34%
41.79%
24.21%
AGF Iart
AGF La Lilloise
CFDP Assurances

2003 Milestones and outlook for the future

2002 had been a transition year for Protexia. In 2003 it returned to growth while keeping indicators in balance and maintaining profitability.

Premium income totalled more than 21 million euros, up 18% over 2002.

Growth was attributable both to Protexia Assurances (offered by AGF general agents) and to Protexia Courtage (offered by brokers and partners) and was driven by several factors. The networks were very active, and new legal protection features were introduced, for example in new automotive policies offered by AGF Assurances. Similarly, legal protection is now offered to hotels, to non-resident homeowners, for leisure activities, etc. Finally, new promising contracts were signed with new distributors.

Protexia France posted net profit of 2.75 million euros in 2003 and its combined ratio declined to less than 85%.

Together, Protexia France's 30 professionals will strive to meet ambitious growth and profit goals in 2004.

To do so, several projects have been launched, articulated around four themes: energetic and effective sales, innovative products and services, quality and controls.

Breakdown of premium income


38%
62%
Protexia Assurances
Protexia Courtage







International

Breakdown of 2003 premium income:
AGF outside France


6.6%
24.6%
18.6%
35%
South America
Belgium
Netherlands
Spain (AGF share)
Other

AGF and Allianz share geographical responsibilities between them. AGF owns and manages the subsidiaries located in the Benelux, South America, Africa and the Middle East. In Spain, AGF shares ownership and management responsibilities with RAS. AGF has drawn up a business plan with each of its subsidiaries, in line with the Group's overall financial objectives.

Premium income from insurance activities (excl. assistance and credit insurance) outside France represented 32.6% of AGF's total insurance revenues in 2003.


IRLANDE
ITALIE
JAPON

AGF OUTSIDE FRANCE

Europe

Belgium

Premium income from AGF Belgium totalled 864.3 million euros in 2003, up 6% compared with 2002.

During the year, AGF Belgium's non-life businesses staged a spectacular recovery in profitability, following the efforts in previous years to improve the deteriorated risk profile of certain portfolios. These efforts, which had a negative impact on new production, both in life and non-life insurance, were concluded in the first half of 2003.

From now on, AGF Belgium is to concentrate on its core businesses: non-life and life (income protection and investment) insurance, both for individual and corporate customers. In this context, AGF Belgium sold its banking subsidiary AGF Belgium Bank to the ING group in 2003.

The subsidiary also decided to focus on a single distribution channel: independent insurance brokers. Its objective is to accelerate growth in premium income while maintaining profitability.

Its ambitious three-year growth plan includes signing up 300 new active partners, while deepening the relationship with the existing partner brokers.

In life and health insurance, premium income increased by 8.8%. In individual life, 2003 was a strong production year, owing essentially to large one-off premium payments into funded investment plans, and the successful launch of new structured funds.

Breakdown of 2003 premium income in Europe outside France (3,657.5 million euros)


0.5%
31.3%
23.6%
44.5%
Belgium
Netherlands
Spain (AGF share)
Other



In property & casualty insurance, premium income increased slightly (1.6%), due mostly to excellent performance in large risks. Efforts to improve the portfolio's risk profile in 2002 and 2003 have already led to a spectacular improvement in claims experience, with the loss ratio falling 17.6 percentage points to 65% compared with 2002. In addition, thanks to strict controls, AGF Belgium was able to maintain a cost ratio well below the market average.

AGF Belgium contributed 98.2 million euros (AGF share) to the Group's consolidated profit before goodwill and after taking into account a 130 million euro provision for lasting impairment in asset values.

In Luxembourg, AGF Life Luxembourg continued to expand in the local market in coordination with Dresdner Bank. In addition, EWA Life is opening a branch office in France in 2004 to distribute its premium-level products through the AGF networks and private banking partners.

Netherlands

In early March 2003, the Allianz Nederland brand was launched on the Dutch market, following the merger of Royal Nederland and Zwolsche Algemeene. Brokers and customers alike have taken notice of a new and powerful Dutch financial services group.

Allianz Nederland's premium income totalled 1,629 million euros, up nearly 6.5% from 2002. It was 40% composed of life and health insurance and 60% of property & casualty insurance.

In life and health insurance, premium income grew slightly to 654 million euros. In 2003, conditions in the Dutch life insurance market remained bleak, as tax regulations were particularly strict and equity markets bearish. The bottom line deteriorated for additional reasons. Specifically, the recently-implemented information system will be replaced, so it was depreciated at an accelerated pace. New legislation regarding retirement insurance was also a factor.



In property & casualty insurance, premium income rose by 7% to 975 million euros. This increase derived from rate hikes in fire (12%) and automotive (7%) insurance. The combined ratio subsided from 102.2% in 2002 to 97.5% in 2003, owing largely to better results in auto insurance. As a result, operating profit from the portfolio improved greatly.

Although it was operating on a very competitive market, the asset management business posted healthy results, with figures exceeding budget. The asset management company received recognition for the excellent performance of its investment funds on several occasions.

The insurance activities of Allianz Nederland contributed 13.7 million euros to AGF Group's consolidated profit before goodwill, vs. 20 million euros in 2002.

Spain

Held 50-50 by AGF and RAS, an Italian subsidiary of the Allianz group, Allianz Seguros is a major player in the Spanish insurance market. In 2003, Allianz Seguros posted premium income of 1,444 million euros (AGF share).

Non-life premiums totalled 840.7 million euros, up 12.8%. The automotive arm grew by 12.8%, individual lines by 13%, and industrial risks by 12.8%. These growth rates were well in excess of non-life market averages.

The Spanish affiliate continued its drive to reduce its combined ratio, the improvement in which derived primarily from a lower loss ratio. The cost ratio also improved, as the company adopted a new expense monitoring and reduction policy.

In life insurance, premium income totalled 305 million euros (AGF share), vs. 275 million euros in 2002.

Excluding retirement products, the life business grew by 7.1% to 233 million euros. Pension premiums climbed by 25% to 72 million euros.

Individual life business saw healthy growth, with the exception of pure financial products

In particular, traditional individual life insurance increased by 15.1% to 139 million euros.

The traditional distribution network saw their sales rise by 4.8%, but this gain was neutralised by a sharp drop in bancassurance.

Lastly, group insurance products posted premium income of 43.3 million euros, up 4.8% from 2002.

Allianz Seguros contributed 75 million euros (AGF share) to the Group's consolidated profit before goodwill, compared with 52 million euros in 2002.

South America

Argentina

With the election of President Kirchner in May, Argentina was able to turn the page on its economic crisis, which began in 2001 and disrupted the country for many months.

In 2003, AGF posted premium income of around 41 million euros in Argentina, deriving essentially from property & casualty insurance (39 million euros).

The subsidiary set out to recapture market share with an innovative suite of automotive and individual risk products. An on-line service allows brokers to consult customer policies and claims.

Even though operating profit was up sharply compared to the previous two years, investments suffered from the depreciation of the dollar and as a result, Argentina contributed a loss of 8.7 million euros to AGF's consolidated profit.



Premium income from South America represents 15.2% of the total AGF derives from outside France.

Breakdown of 2003 premium income from South America (707 million euros)


5.8%
7.9%
27.8%
11%
47.6%
Argentina
Chile
Brazil
Venezuela
Colombia


AUXILIO

Brazil

Brazil also entered a new political era in 2003 and saw political tensions, which had increased country risk in 2002, defuse.

Brasil Seguros worked hard to rationalise its business segments and decided to sell its life insurance and pension fund activities, as well as its asset management business. At the same time, the organisational structure of the company was simplified.

In 2003, Brasil Seguros posted premium income of 336.4 million euros, including 23% in life insurance, 14% in bodily injury and 37% in property & casualty.

In automotive insurance, lacklustre claims experience clouded the good results obtained from fire and transport insurance and in cost cutting. Investment income, boosted by high interest rates, brought the company to operating breakeven. The contribution to AGF's consolidated profit before goodwill was 8.8 million euros.

Chile

Already favoured by a stable economy and political environment, Chile benefited from the relative calm and relaunched exports to its traditional trading partners, Argentina and Brazil. It also signed a free trade agreement with the United States.

During the first quarter of 2003, the Chilean subsidiary sold its under-developed life insurance business. It endeavoured to recapture market share in property & casualty insurance, which had eroded in recent years. Premium income totalled 55.4 million euros in 2003, up 3% (proforma and at const. FX), underpinned by strong growth in the automotive branch, while new product ranges in comprehensive homeowner's and for SMEs ramped up more slowly.

Administrative costs were brought into line during the year with the subsidiary's new positioning as a non-life company only.

AGF Chile secured its hold on the positive results it had already achieved in the previous year and contributed 13.3 million euros to AGF's consolidated profit before goodwill.



Colombia

President Uribe still enjoys strong support from the population. Despite the failure of the referendum on economic and political reforms, his very strict approach to domestic security and his policy of transparency have opened up a favourable environment. In 2003, the peso was revalued by 3% against the dollar and inflation was held in check at 6.5%.

So as to refocus on core businesses and improve the profitability of its portfolio, AGF withdrew from mandatory healthcare and automotive insurance business. It also stopped writing guaranteed-rate life policies in order to focus on unit-linked and pension products launched in 2002. Underwriting and administrative procedures are being completely redesigned, so as to improve customer relations and to rationalise operations and costs. In addition to these changes, the subsidiary will migrate to a new IT platform in the first quarter of 2005.

Colseguros generated premium income of 196 million euros, down 18.3% from 2002 (down 2.4% proforma and at const. FX). Colombian insurance activities contributed 22.6 million euros to AGF's consolidated profit before goodwill, vs. 21.6 million euros in 2002.

Venezuela

In contrast to most of the rest of the continent, Venezuela remains stuck in a serious economic crisis. Oil production restarted after the strikes ended, but exchange controls are hampering raw material imports and weakening the domestic market with high inflation.

Against this unfavourable background, the subsidiary posted premium income of 78 million euros, more than 70% of which derived from property & casualty business. It managed inflation-related tensions and an increase in theft. Better risk selection and tighter cost management led to a positive contribution (before goodwill) of 5 million euros, down 18.2 million euros from 2002.

Middle East and Africa

Sub-Saharan Africa

AGF subsidiaries in this region posted 2003 premium income of 64.8 million euros, up 7.1% from 2002 at constant structure.

The non-life business totalled 43 million euros and life 21.5 million euros.

These growth rates reflected AGF's good local presence and the rapid development of the subsidiaries of AGF Afrique, despite an environment characterised by the same political uncertainties as in 2002.

Because the quality of underwriting results was maintained, AGF Afrique's insurance activities contributed 2.9 million euros to AGF's underlying profit before goodwill in 2003.

Lebanon

Operations continued to expand at a brisk pace. SNA's business grew by more than 17% to 42.2 million dollars in 2003, while it maintained a combined ratio under 97.7%, representing progress towards achieving its goal of profitable growth. In 2003, profits totalled 2.1 million euros (AGF share) and reflected the subsidiary's efforts to develop its portfolios in a very competitive market. Sales teams were beefed up and the branch network expanded, giving us confidence that growth will continue, particularly in non-life insurance.

At the end of the year, SNA repurchased the 5% holding of a minority shareholder. The shares were cancelled and as a result, AGF's share in the capital increased from 56.15% to 59.10%.

Egypt

Despite a dreary economic climate, our Egyptian subsidiaries posted premium income of 8 million euros. Growth derived primarily from the life insurance company, with the other businesses also advancing well (15%).

The life company continued to build up its sales team, now 150 strong. In bancassurance, the company continue to build partnerships with Banque Misr and Mibank and signed agreements with the local subsidiaries of international players (BNP Paribas, Citibank, Crédit Agricole Indosuez, Egyptian American Bank). These initiatives have placed it among the seven largest life insurers in the country after only two full years of operations.

Other countries

In Tunisia and Saudi Arabia, where AGF has a partnership agreement with Saudi-Fransi Bank, the business has developed in line with our expectations.

Overseas départements and territories

AGF Outre-Mer strengthened its position as one of the leaders in its markets, with premium income of 177.6 million euros, up 7.7% compared with 2002. The non-life business continued to post robust growth, up 10% from 2002, while the life business remained stable.

During the year, a new non-life information system was rolled out in all regions.





Other businesses

DEPARTMENT OF INSURANCE INVESTMENTS

AGF has developed two specialised areas that work closely with the Group's other lines of business:

- Asset management for the operating companies
- reinsurance

The Department of Insurance Investments, created in 2000, helps and represents AGF Group companies in handling the asset management side of their business, which is delegated to the Group's asset management companies.

In 2003, the Department was placed under the responsibility of the Financial Department. It augmented its advisory role vis-à-vis General Management and the various divisions of the operating companies while intensifying contacts with the asset management companies of the Group.

Financial Accounting, in response to the increased demands placed on the Group, implemented a monthly closing procedure in the middle of the year that complies with both French and US GAAP.

A new financial accounting tool is being adopted and will be implemented in 2004.

In addition a task force was formed for the future adoption of IFRS standards.

Asset / Liability Management continued to pursue its role as intermediary between the assets and liabilities of the operating companies via investment management agreements and periodic committee meetings devoted to financial management of the portfolios.

In 2003, Asset / Liability Management focused on hedging strategies for the equity and fixed-income portfolios of the Group's major operating companies, against a background of still-high market volatility.

Financial Income Forecasting played a more prominent role in managing financial income by anticipating the sale of large equity and property investments, in a difficult stock market context.

In this regard, contacts with other Financial Department entities were intensified in 2003. In addition, exposure by issuer was tracked more closely, in cooperation with Risk Management.

Long-term Equity Investments made a large contribution to total capital gains realised in 2003, with the sale of AGF's stake in Crédit Lyonnais and to a lesser extent, its stake in Pechiney.



Results

Assets under management and allocation

Insurance company assets under management increased in 2003 compared with 2002 principally because stock markets rose and operating cash flow was positive during the year.

The increase was concentrated in the life company assets that support euro-denominated policies and to a lesser extent, non-life company assets. Reversing the trend that prevailed in 2002, assets supporting unit-linked accounts also grew slightly in 2003.

Allocation to equities continued to decline in 2003, as it did in 2002. At 31 December 2003, equities accounted for only 15% of the total assets of the life companies, vs. 17.1% a year earlier (16.4% and 19.9% respectively for the non-life companies).

Allocation to fixed-income securities rose substantially in 2003 to 70.3% of life company assets and 57.3% of non-life company assets. Assets previously invested in equities were shifted to bonds, and money market exposure was also reduced. At end-2003, 4.2% of life company assets and 10.1% of non-life company assets were invested in money-market instruments (vs. 7.5% and 13.7% respectively at end-2002).

This reduction will be continued in 2004, depending on market opportunities.

Lastly, property investment exposure was also reduced in 2003 as a result of the planned sale of certain buildings, which led to significant capital gains. A large part of this programme was carried out by AGF Holding.

Investment profitability

Investment profitability is calculated by dividing the sum of ordinary investment income and capital gains realised during the period by average annual outstandings, at book value. In 2003, investment profitability stood at 4.8% for the life companies and 5.6% for non-life companies.

We were able to improve the situation of equity portfolios significantly during the year, as the exceptional capital gains realised on the sale of AGF's stake in Crédit Lyonnais were partially offset by capital losses on the equity portfolio. The equity portfolios moved back to an unrealised capital gain position as of 31 December 2003.

As a result, the provision for unrealised capital loss exposures booked against AGF Vie as of 31 December 2002 was entirely written back as of 31 December 2003.

Because of reduced volatility in equity markets, the threshold for taking unrealised capital losses into account in calculating provisions for value impairment was reduced from 30% to 20% of net book value. But sales of equities outweighed this effect, and the total amount of provisions for value impairment on the balance sheet declined substantially.

Assets of the AGF Group's French insurance companies

Unconsolidated, in market value and in millions of euros

	Life insurance companies (1)			
	31.12.03	%	31.12.02	%
Fixed-income instruments	31,528	70.3%	26,787	64.5%
Equities	6,725	15.0%	7,079	17.1%
Properties	3,666	8.2%	36,933	8.9%
Absolute performance	997	2.2%	845	2.0%
Money-market	1,903	4.2%	3,101	7.5%
Total (excl. unit-linked)	44,819	100.0%	41,505	100.0%
Unit-linked	5,524		5,403	
Total (incl. unit-linked)	50,343		46,908	

Unconsolidated, in market value and in millions of euros

	Non-life insurance companies (2)			
	31.12.03	%	31.12.02	%
Fixed-income instruments	6,064	57.3%	5,130	50.2%
Equities	1,731	16.4%	2,031	19.9%
Properties	1,523	14.4%	1,594	15.6%
Absolute performance	190	1.8%	74	0.7%
Money-market	1,073	10.1%	1,400	13.7%
Total	10,581	100.0%	10,229	100.0%
Grand total	**60,924**		**57,137**	

(1) AGF Vie, Arcalis, CGP2, Coparc and Génération Vie
(2) AGF Iart, AGF La Lilloise, Assurance Fédérales, Mathis, Qualis, Calypso, Protexia, La Rurale, Mondial Assistance France, Elvia Voyages and France Secours.

REINSURANCE

In the past, the various AGF Group operating companies were more or less active in accepting reinsurance, both through treaties and on a facultative basis. In 1998, the Group decided to discontinue reinsurance acceptance, except for reinsurance deriving from Group subsidiaries.

Nevertheless, previously accepted reinsurance business still generates accounting entries, in particular in long-term areas such as liability insurance and transport insurance. Overall, gains and losses virtually offset each other.

From time to time, AGF makes reinsurance capacity available to its subsidiaries via treaties or on a facultative basis when market conditions are more onerous than the actual underwriting risks would warrant.

These transactions constitute the main activity of AGF's reinsurance division and an essential one for the Group. Reinsurance stabilises results by reducing their volatility and capping big losses or spikes in frequency. For each line of business, AGF compares the cost of reinsurance with the cost of capital and shifts capital allocation from one business segment to another.

Since 2002, AGF has been reducing its proportional cessions, preferring non-proportional cessions instead. Non-proportional treaties are more in line with market conditions and the risks we underwrite.

Non-proportional treaties consist in reinsuring losses beyond a certain threshold, called the net retention. Reinsurers take on the portion of the risk in excess of the retention. For this reason, these treaties are also called "excess of loss" treaties.

AGF uses non-proportional treaties to reassure itself in many business segments. These include fire, automotive, liability and natural disasters.

To calculate the amount of a loss beyond which excess of loss treaties apply, all losses deriving from the same natural disaster are aggregated.

In proportional treaties, the ceding company shares all premiums and losses with the reinsurer.

AGF uses this form of insurance less than it did in the past. Three lines of business account for the bulk of risks still ceded on a proportional basis:

- "Large accounts", 70% of which are ceded to Allianz Global Risk under a quota-share treaty;
- Space risks, which require very large capacity;
- Natural disasters, as covered by the 1982 Act (i.e. floods, earthquakes, mudslides, etc.). For these risks, the Caisse Centrale de Réassurance reinsures an unlimited amount of aggregate losses in a given year that exceed a multiple of total premiums, provided the ceding companies cede 50% of their risks to CCR on a proportional basis (the quid pro quo for the French government's unlimited guarantee).

Lastly, AGF decided to protect its balance sheet further following the storms of December 1999 in France. As wind damage was not included in the CCR's natural disaster coverage, AGF subscribed to cat bonds on 21 November 2000. The bonds mature in November 2005.

Natural disaster protection is supplemented by excess of loss treaties, which limited the impact of the December 2003 floods.

Reinsurance is less important in life insurance than in property & casualty insurance, because statistical mortality experience is more reliable. Given the size of the Group, AGF reinsured relatively little life risk.




AGF

Other transverse functions


AGF

AGF Informatique

In 2003, AGF Informatique realised one of the major goals of its Strategic Plan: bringing IT and insurance closer to each other. This required structural changes, which are now complete in the property & casualty area. The second phase involves individual life insurance.

At the same time, AGF Informatique is intimately involved in "2005 Ambition", AGF's transformation and performance enhancement project. A steering committee has been set up to respond to the demands of this project.

IT system security has been strengthened through a business recovery plan and with production divided between two sites. AGF Informatique is heading up two essential Group projects: the multi-year SAFIR project and the migration of all workstations to Windows XP/2000.

Staying within budget and managing the portfolio of projects are ongoing priorities for AGF Informatique. Several major projects have produced good results: maintenance progress, Assurfinance's customer relationship management project, the ASAC/GMPA* overhaul and Pilotage lart and reinsurance.

** Association de Sécurité et d'Assistance Collective / Groupement Militaire de Prévoyance des Armées*

AGF also has numerous transverse activities to help improve the quality of service, respond to customer needs or make employees' lives easier. They include the IT department, the internet, Purchasing, and Administrative Services. These jobs also require experienced professionals.

AGF and the internet

AGF's website, www.agf.fr, is the AGF Group's communication portal, helping to attract and keep prospects and customers, both individual and corporate. In 2003, the site strengthened its leadership position with additional information and services and continued to serve as a critical link between prospects and the sales networks.

Results and outlook

In 2003, 1.3 million visitors generated 77,000 requests for information or rate quotes, an increase of 30% over 2002.

A new home page was launched at the end of 2003, which should boost traffic even further. The redesigned page directs visitors faster and more intuitively toward the areas that interest them: insurance for individuals, for enterprises or for independent professionals.

In 2003, more services were added for prospective customers, and to augment loyalty among existing customers, new account services are now available. The 100,000 customers already signed up can check their policies online and request payments or investment changes on their life insurance contracts. Individuals insured under group policies will soon be able to check their healthcare reimbursements online, a service already available to 60,000 individual policyholders.

Online marketing campaigns throughout the year significantly increased traffic on the pages devoted to the products and services the networks offer and have boosted the number of requests received. The rate of conversion of requests into new business ranged up to 20%, in excess of the averages observed in traditional marketing.

The contents of the site's 6,000 pages are regularly updated and improved so as to facilitate access to information and contact with intermediaries.

www.agf.fr: key figures

- 1.3 million visitors in 2003
- 77,000 requests for information / rate quotes in 2003
- 20% conversion rate
- 9 products visible online

The www.agf.fr site also contains a wealth of information about AGF, its subsidiaries and the Allianz Group. Shareholders, investors, partners and potential suppliers all use it to exchange information with AGF.

AGF's extranet sites, reserved for intermediaries and large account customers have also continued to be successful.

In 2004, AGF aims to have 10% of its customers subscribe to the personalised services of its internet site and will actively pursue the projects already underway in an effort to increase profitability and create value.



As an extension of AGF's commitment to the Global Compact, a commitment to follow 9 internationally-recognised social and environmental principles, the Purchasing division sponsors 20 suppliers who have expressed their commitment to the Pact to the UN Secretary General.

Purchasing

The Purchasing division continued to rationalise, reduce costs and create value for the AGF Group. In 2003, it saved more than 14 million euros, or nearly 3% of operating expenses. More specifically, in IT purchasing, the division helped implement Allianz Group global contracts, giving AGF access to better terms.

Steps towards better supplier management were also taken in 2003. More than 260 suppliers, representing 60% of total purchases are subject to quality standards, financial risk assessment and an evaluation of their commitment to sustainable development.

Administrative Services

Administrative Services designs its services around the ISO 9001/2000 standard and is constantly verifying that they meet the needs of its customers. To optimise costs and contribute to lowering the Group's operating expenses, Administrative Services also standardises its services as much as possible.

In February 2003, Administrative Services launched a strategic plan, "AGF Services 2005", intended to structure progress over the next three years around the following five themes:

- Become an integral part of the Group's business lines through technology watch and a close eye on the property market, as well as through advice to customers on optimising logistical processes and creating installations (for example more than 12,000 letters were sent electronically using a solution test marketed in 2003).
- Satisfy customers. Administrative Services is constantly analysing service quality and identifying areas for improvement. It uses its in-depth knowledge of the organisation plus feedback in the form of surveys. For example, the Lyons regional office conducted a survey in November 2003 and obtained a response rate of 82%.
- Keep a lid on administrative expenses. A budget synchronisation system vis-à-vis operating departments has been implemented to optimise the budgeting process. Administrative Services is working to clarify invoicing rules.
- Control risks, a task for which Administrative Services performs a dual role. The division is responsible for building security and the safety of employees (training 250 remote-site managers in hygiene and safety was a high-priority operation in 2003). It also designs and implements the Group's business continuity plan, in coordination with the operating departments.
- Contribute to sustainable development, principally on the environmental side. It aims to improve control over fluid consumption, recycle more waste and implement use of recycled paper in the Group.

A support organisation, Administrative Services demonstrated its determination to contribute to the Group's efforts to create value.

Administrative Services provides AGF employees with the logistics (post, printed forms, archiving, reception and switchboard) and facilities management services (improvements, security) they need to do their jobs under favourable conditions.

G L O S S A R Y

Annual Performance Review

Objective

The Annual Performance Review (APR) enables managers and employees to exchange ideas outside the context of their day-to-day interaction, so as to take stock of the past year and plan the year ahead. It is an opportunity for employees to express their point of view on the technical aspects of their job, their needs and any problems they may have encountered.

Procedure

The APR is organised around two major themes: current performance and professional development. Firstly, the employee's performance and results are evaluated on the basis of specific, measurable and verifiable facts. Secondly, technical and relational skills, as well as adaptive abilities are examined. Lastly, the manager and employee set new objectives, specifying the performance indicators to be used.

Capital increase

Procedure by which a company raises new funds. It invites investors, including existing shareholders, to subscribe to new shares at a set price.

Commercial property & casualty lines

All property, casualty and liability insurance (fire, accident, business interruption, miscellaneous risks) purchased by corporate customers.

Credit insurance

Insures corporate policyholders against non-payment of their customer receivables.

Dividend

Portion of the company's earnings distributed to shareholders. In France, a distinction is made between the "net" dividend, the amount actually paid by the company, and the "gross" dividend, which also includes a tax credit called the *avoir fiscal*.

Earnings per share

Consolidated net profit divided by the number of shares in the share capital, less treasury shares

ESU (Economic and Social Unit)

So as to create employee representative bodies common to the entities that exercise AGF's principal business, an agreement dated 21 October 1998 created the "Economic and Social Unit" of the AGF Group. This unit includes the Group's insurance companies (excl. credit insurance) and the support activities these or other companies exercise. As of 24 October 2002, the ESU included AGF Iart, AGF Informatique, AGF La Lilloise, AGF Vie, Arcalis, AGF Afrique, AGF Immobilier, La Rurale, and Protexia. The ESU encompasses 14,200 employees, or 41.6% of AGF's workforce.

Global Compact

At the January 1999 global economic forum in Davos, the UN Secretary General challenged all companies to participate with the United Nations in making globalisation a more balanced phenomenon. He proposed a "Global Compact" that would make companies participants in establishing a framework of good social and environmental practices on an international level.

The principles of the Global Compact

The Secretary General asked the business world to:

Principle 1: support and respect the protection of international human rights within their sphere of influence.

Principle 2: make sure their own corporations are not complicit in human rights abuses.

Principle 3: freedom of association and the effective recognition of the right to negotiate collective bargaining agreements

Principle 4: the elimination of all forms of forced and compulsory labour.

Principle 5: the effective abolition of child labour.

Principle 6: the elimination of discrimination in respect of employment and occupation.

Principle 7: support a precautionary approach to environmental challenges.

Principle 8: undertake initiatives to promote greater environmental responsibility.

Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Group insurance

Policies purchased by a company for all or some of its employees (supplementary health, retirement or family income protection).

Index

An indicator that measures and compares the performance of stocks and bonds.

Individual health insurance

Policies purchased individually to cover medical expenses, hospitalisation, eye care, dental care, radiology, visits to specialists, etc. and on an optional basis, sick leave pay and disability payments. In France and many other countries, these policies complement healthcare coverage provided under government-run basic plans.

Institut de France

Founded in 1795, the Institut de France encompasses five Academies: the Académie Française, the Académie des Inscriptions et Belles-Lettres, the Académie des Sciences, the Académie des Beaux-Arts and the Académie des Sciences Morales et Politiques. A veritable parliament of wise men and women, its mission is to perfect the arts and the sciences and to manage the donations, bequests, and foundations for which it is responsible. The Institut de France is the oldest and most prestigious patron of the arts and sciences in France.

Life insurance

Composed of two basic categories of insurance:

- Term life insurance that pays benefits to one or more beneficiaries if the policyholder dies;
- Endowment or long-term savings policies that pay back the initial investment plus interest or a retirement annuity to the policyholder or his heirs when the policy matures.

Market capitalisation

The stock market value of a company, calculated by multiplying the market price of its shares by the number of shares in the share capital, less treasury shares.

Net book value

The net assets of the company, i.e. the total of all assets less all liabilities. This is the company's net worth. It can be calculated for a parent company (parent-only net book value) or for a group as a whole (consolidated net book value).

Personal property & casualty lines

All property, casualty, and liability insurance (mainly automotive and comprehensive homeowner's) purchased by individuals.

Premium

The amounts paid by the policyholder to insure against risk. An important distinction is made between:

- premiums written: the total amount of premiums billed to customers during the current period;
- premiums earned: the portion of premiums written during the current period plus the portion written during a prior period which apply to risks the insurer bears during the current period.

Price-earnings ratio

Ratio of the market price of a company's shares to the earnings per share of the company..

Rating agencies *(sustainable development)*

Rating agencies analyse the social and environmental behaviour of enterprises. The agencies may be independent entities, associations, bankers, investors, etc. They sell their work to investors who wish to take sustainable development criteria into account and create their own ethical investment indices.
- EIRIS (Ethical Investment Research Service): www.eiris.org and www.FTSE4Good.com
- SAM (Sustainable asset management): www.sam-group.com and www.sustainability-index.com
- VIGEO: www.vigeo.com.

Reinsurance

A contract that enables an insurer to shift risk it cannot assume on its own, either because of regulatory restrictions (lack of capital) or risk management policy. The insurance company pays a reinsurance premium to the reinsurer.

Share

A share represents partial ownership of a company and gives the holder the right to receive information, financial rights, voting rights and rights to the company's underlying assets.

Shareholders' equity

A company's total assets minus its total liabilities.

Socially responsible investing

Socially responsible investing takes into account not only financial performance criteria but also companies' ability to create lasting value. Depending on priorities and convictions, investors can invest in funds that exclude companies with objectionable activities (weapons, alcohol, tobacco) or funds that invest in companies employing the best social and environmental practices. Amy Domini, President of Domini Social Investments, sums this up by saying, "the way we invest determines the world we live in".

Solvency margin

Regulatory amount set aside in addition to underwriting reserves to cover commitments to policyholders.

Special risk insurance

Insurance policies that, because of specific characteristics of the property or persons insured, do not fit into any of the usual insurance categories.

Stakeholders

A company's stakeholders are all those people and entities who may be affected by the activities of the company. These are not only customers, employees and shareholders, but also residents and public bodies in the company's geographic location, suppliers, NGOs, etc.

Sustainable development

Launched in 1987 by the UN Brundtland Commission, this concept is based on the idea that we must "meet the needs of the current generation while protecting those of future generations". Applied to the corporate world, a company that has a sustainable development policy implicitly seeks to achieve a "triple bottom line" of economic growth, environmental protection and social well-being.


Economic dimension
Sustainable development
Environmental dimension
Social dimension

Transport insurance

Insurance that covers both transported merchandise and the means of transport (marine or aviation).

Underwriting reserves

Value of the insurer's commitments to policyholders. Underwriting reserves are booked on the liabilities side of an insurance company's balance sheet.


AGF

Assurances Générales de France

A french *Société anonyme* with share capital of 860 602 016,60 euros. Head office : 87, rue de Richelieu - 75002 Paris. 303 265 128 RCS Paris.

TEM07386 - Design: **Images & Caractères** - © Photos by **Agence Gamma**. English translation and adaptation: **Stephen Calvert, Steven Sklar**
Printed by MartinenQ. This report has been printed on Mega Matt recycled coated paper manufactured from 50% recycled fiber that was machine crushed and 50% from new pulp whitened without chloride.

AGF

Paris, 4 November 2004

PRESS RELEASE

Total business at 30.09.04 rose 2.1% to €13.1bn *
Insurance premium income was up 2.2% to €12.7bn*

Premium income from life and health rose 6.5%* to €5.4bn
Premium income from property and casualty dropped 2.1%* to €5.5bn

The third quarter strengthened AGFs ability to meet its objectives for fiscal year 2004

Highlights

- FRANCE
  - Life and Financial Services: the growth of Life and Financial Services totalled 5.7%. Total receipts from savings rose 11.7%. The sales dynamism of receipts seen at the end of the summer continued through October and strengthened AGFs ability to meet its growth objective of 5% to 10% for fiscal year 2004
  - Health and Group: continued growth of activities by 3.3% owing mainly to rate increases in health
  - Property and casualty: the consolidation of premium income was mainly attributable to the Group's policy of maintaining profitability in major risks; the activity of general agents and local brokerage gathered pace
- INTERNATIONAL
  - Life and Health: strong growth in Europe (+16.2% in Belgium, +11.8% in Spain, +2.1%* in the Netherlands)
  - Property and casualty: premium income growth of 1.7%
- ASSISTANCE
  - Sales more dynamic (+13.5% on a comparable basis)
- CREDIT INSURANCE
  - Activity held steady (+1.1% on a comparable basis)

* *Comparable data: at constant foreign exchange and proforma (premium income at 30.09.04 calculated based on rates of exchange at 30.09.03 and proforma consisted of a comparison of premium income at 30.09.04 to 30.09.03 using the 2004 scope of consolidation).*

For more financial, strategic and general information about the AGF Group, please visit our website: http://www.agf.fr

Consolidated premium income at 30.09.2004

in millions of euros	30.09.04	30.09.03[b]	Change 04/03	Ch. proforma and at const. FX
LIFE AND HEALTH[a]	**5 431.2**	**5 237.7**	3.7%	**6.5%**
France	*4 052.6*	*3 833.6*	*5.7%*	*5.7%*
Outside France	*1 378.6*	*1 404.1*	*-1.8%*	*8.9%*
PROPERTY AND CASUALTY	**5 472.7**	**5 630.6**	**-2.8%**	**-2.1%**
France	*3 263.3*	*3 419.6*	*-4.6%*	*-4.6%*
Outside France	*2 209.4*	*2 211.0*	*-0.1%*	*1.7%*
Assistance	**421.4**	**372.6**	**13.1%**	**13.5%**
Credit insurance	**1 391.1**	**1 372.3**	**1.4%**	**1.1%**
Consolidated premium inc. from insurance	**12 716.4**	**12 613.2**	**0.8%**	**2.2%**
Other activities	**22.8**	**26.2**	**-13.0%**	**-13.0%**
Banking & financial activities	**407.0**	**1 244.3**	**-67.3%**	**-2.4%**
Total activities	**13 146.2**	**13 883.7**	**-5.3%**	**2.1%**

Notes:

a. *Premium income from life and health, excluding individual and group life, included all health premium income, i.e., all individual and group bodily damages.*

b. *Premium income at 30.09.03 was revised consolidated premium income (see page 12)*

Business on a comparable basis rose 2.1%. The volume of subsidiaries exiting the scope of consolidation since 01.01.04 (notably Entenial, AGF Belgium Banque, life activities in Brazil and Chile, as well as the sale of the health portfolios of Zwolche) **amounted to €966mn at 30.09.03.** Given these major sales, published premium income showed a 5.3% drop.

HIGHLIGHTS

The strength of Group activities in the third quarter helped AGF in meeting the objectives it set for fiscal year 2004.

In France:

- In **individual life and financial services, individual life** stood at **€2 431mn for growth of 5.7%. Total savings receipts** (including financial product receipts) **rose 11.7% to €3 392mn. The sales recovery** in the course of September, subsequent to the **summer completion of the merger of dedicated sales forces, extended through October,** with **commercial receipts up around 18% in the general agents network and more than 6.5% in the dedicated sales forces.**
- In **health and group, premium income** was sustained by rate increases in health, **amounting to €1 729mn (+3.3%).**
- In **property and casualty,** the **policy of maintaining profitability in major risk** weighed heavily on premium income, which dropped to the 2003 level of **€3 263mn** (-4.6%). Since this business is heavily reinsured, **the impact on net premium income was marginal.** However, general agent and local brokerage activity advanced.

Abroad:

- In a repeat of first half performance, **life and health activities** in Europe reported **two-digit growth,** although the strong growth in third quarter 2003 was **an unfavourable comparison base,** particularly in the Netherlands.
- **Property and casualty** continued their growth from 30.09.03 (+1.7%).

In **assistance,** in a rebounding tourism market, the **sales dynamism** of Mondial Assistance enabled it to achieve **growth of 13.5%** in volume. The **premium income of Euler Hermes** held **steady** in the third quarter.

I FRANCE

AGF posted insurance growth in France of +0.9% to €7 316mn, owing to the following:

- **a 5.7% rise in Individual Life, which stood at €2 431mn;**
- **a 3.3% rise in the volume of Health and Group to €1 729mn;**
- **the continuation in property and casualty of a policy of maintaining profitability in major risks. Premium income from property and casualty (excluding group insurance) dropped a slight 3.7% to €3 156mn.**

Given the reorganisation in France, the distribution of premium income was as follows:

in €mn	30.09.04	30.09.03	Change
Insurance			
Life and Health	4 053	3 834	+5.7%
Property and Casualty	3 263	3 420	-4.6%
Total	**7 316**	**7 253**	**+0.9%**
incl. **Individual life****	**2 431**	**2 301**	**+5.7%**
incl. **Health and Group**	**1 729**	**1 674**	**+3.3%**
incl. **Property and Casualty, excl. group insurance**	**3 156**	**3 279**	**-3.7%**
Banking and financial activities			
Banque AGF	197	221	-10.8%
Asset management	86	80	+7.4%
Eurofactor	72	72	-0.3%
Other	18	13	+41.5%
Total	**373**	**386**	**-3.3%**
Savings receipts, excl. insurance[(a)]	**961**	**734**	**+30.8%**
Total savings receipts individual life and financial services	**3 392**	**3 035**	**+11.7%**

Note :

a. *Non-insurance savings receipts includes gross long-term savings collected by the Group's various networks and savings collected by AGF Asset Management.*

Total receipts from savings comprises all assets collected in individual life insurance and also from various investment products, excluding money market products (OPCVM, FCPI, and SCPI, investment funds, etc.).

I.1 Individual Life and Financial Services**

In the third quarter, the total savings receipts of the new Life and Financial Services entity continued to move ahead by 11.7% to €3 392mn. Premium income from individual life rose 5.7% to €2 431mn.

I.1.1 Individual life:

Although third quarter market receipts slowed down, **Group premium income at 30.09.04 rose 5.7% to €2 431mn.** The summer completion of the merger of dedicated sales forces **weighed on July and August receipts.** The **sales recovery in the course of September** extended through October and was in line with AGFs 2004 objective to increase receipts by 5% to 10%.

** Given the nature of its business, the ASAC-FAPES association was reclassified in individual life.

Campaigns to market structured funds (Octoplus 3 and Octomax) facilitated an increase in the **proportion of unit-linked products**, which **continued to rise sharply to 32% of premium income, also ahead of objectives.** Average mathematical reserves for euro-denominated policies **rose 4.2%** and **stood at €38.6bn.**

The distribution of premium income by distribution channel was as follows:

in €mn	30.09.04	30.09.03***	Change
Individual life insurance	**2 431**	**2 301**	**+5.7%**
Dedicated sales forces	1 391	1 347	+3.3%
General agents	424	434	-2.3%
Brokerage and partnerships**	547	463	+18.1%
W Finance & others	68	56	+22.1%

The new dedicated sales force now has a **simplified management structure** and **sales entities reorganised** into units of **critical size. Initiatives** undertaken in parallel **in respect of sales approach and advisor profile** made it possible **to improve the sales productivity** of this type distribution, leading to a **strong improvement in total receipts** (life insurance and savings), which rose **11.7%** and by the growth **of more than 170% in loan sales.** Since early September, a **major proactive campaign to recruit more than 260 advisors** by the end of December was initiated and is **on track** as of now.

Several **advertising campaigns** (TV and radio) **will be rolled out** during the fourth quarter to **sustain Group sales in life insurance** and **individual retirement.**

Despite disruptions owing to the finalisation of the creation of a single network, the **dedicated sales forces** generated premium income of **€1 391mn** at the end of the third quarter, a **rise of 3.3%.** The strong performance by receipts in multi-support AGF Itinéraire Epargne (AIE) products made it possible to **sustain unit-linked sales** since the beginning of the year. End-September **sales dynamism continued into October**, and **commercial receipts rose by 6.5%** during that month.

The **general agents** posted receipts of **€424mn** in the first nine months of 2004. This amount was down **2.3%** from the year-earlier period, because the **third quarter of 2003** had been **particularly strong,** creating an **unfavourable 2003 comparison base.** Owing to the installation of a new sales management team, the life insurance business has started to pick up in the general agents network. **October receipts were up sharply, rising around 18% over their October 2003 level.**

The entity dedicated to **Brokerage and Partnerships,** as well as the **W Finance** network, continued to post **growth that was significantly higher than that of the market,** owing to **sales dynamism** and high-end segment positioning. The **proportion of unit-linked products** sold through these networks was up, although it already exceeded 50%.

** Given the nature of its business, the ASAC-FAPES association was reclassified in individual life.

*** €11mn in premium income generated by the salaried networks in the first nine months of 2003 was reclassified to Brokerage and Partnerships.

I.1.2 Financial Services:

Financial Services continued reporting a noticeable rise in its business.

In the financial statements of an insurance company, the indicator of banking activity (operating banking income) comprises gross interest income and commissions. This indicator is less relevant than net banking income, which is arrived at by subtracting refinancing charges from operating banking income.

Therefore, the **net banking income of Banque AGF amounted to €58mn, up 11.1%**. Services to individuals continued to grow steadily, buoyed by the significant progression of its production or consumer loans and loans backed by financial assets. The **production of credit rose 170% to €140mn.**

Asset management kept moving ahead, its **premium income rising 7.4%** to **€86mn. Net receipts from savings** managed for **third parties** by AGF Asset Management rose by 54% and totalled nearly €2bn, buoyed by high inflows to money market instruments and alternative multi-management solutions. In July, AGF AM was selected by the ***Fonds de Réserve pour les Retraites***, or the **FRR (national pension reserve fund)** for two mandates **amounting to €1 420mn[****]. These include one totalling €960mn in euro-denominated fixed-income securities, to be managed in Paris, and one totalling €460mn in US equities, delegated by AGF AM to RCM San Francisco.**

I.2 Health and Group

The activity of the new health and group entity continued to reap the benefits of the recovery strategy in respect of operating profitability: rate hikes and benefit reductions in health, refocusing on the most profitable policies in borrower insurance and group retirement.

Activity was distributed as follows:

In €mn	30.09.04	30.09.03	Change
Health and Group	**1 729**	**1 674**	**+3.3%**
Individual health	388	346	+12.2%
Individual bodily damages	82	85	-3.6%
Individual health and bodily damages	**470**	**431**	**+9.1%**
Group health and bodily damages	554	488	+13.6%
Retirement & employee benefits	704	755	-6.7%
Group insurance	**1 259**	**1 243**	**+1.3%**

[****] In accordance with regulations in force governing this RFP process, notification of the mandate awarded is binding on the FRR and will take place after the related contract has been finalised with the investment management firm whose proposal has been retained.

I.2.1 Individual health and bodily damages:

Premium income from **individual health continued its climb in the 3rd quarter reaching +12.2% and €388mn**. This change was buoyed by the **continuing application of rate hikes** first enacted in the early second half of 2003, the objective of which is to improve the profitability of business in an environment of structurally mounting health expense.

I.2.2 Group insurance:

Premium income from **group health** also experienced **steady growth** by virtue of the continuing application of **rate hikes. It stood at € 554mn, a rise of 13.6%.**
Retirement and employee benefits recorded a drop in premium income (-6.7%) due to **the receipt of a single premium in group retirement** in third quarter 2003; **adjusted** for this **comparison base, retirement and benefits** experienced **gratifying developments,** which make it possible to foresee **growth for the full year.**

I.3 Property and Casualty

Third quarter premium income was characterised by a policy of **maintaining profitability in major risks, where premium income was down 20%.** This movement was **responsible for the drop in property and casualty premium income** in France (-3.7%). Since this business is heavily reinsured, **the impact of net premium income was marginal.**
The main trends in property and casualty in the 3rd quarter **were like those observed since the beginning of the year:**

- **strong resilience of all individual and professional risk portfolios**
- **high rate hikes in small and mid-sized company risks** along with **more selective underwriting.**

Therefore, **premium income from property and casualty was on the whole down 3.7% to €3 156mn.**

The distribution of premium income was as follows:

in €mn	30.09.04	30.09.03	Change
Property and Casualty (excluding group)	**3 156**	**3 279**	**-3.7%**
General agents	1 764	1 762	+0.1%
Local & global brokerage	1 296	1 377	-5.8%
Assurances Fédérales	46.1	43.0	+7.2%
Partnerships	13.5	13.3	+1.5%
Legal protection	19.0	16.0	+18.8%
Other	16.9	67.1	n.a.

I.3.1 General agents:

Premium income generated by the **general agents rose 1.6% in the third quarter and stood on 30.09.04 at €1 764mn. The growth was sustained by activity in commercial risks,** which was buoyed by **rate hikes** and **new business underwriting. The slight drop in premium income from**

auto insurance was offset by **the growth of universal housing insurance.** It reflected the **strong** resilience of **portfolios.**

I.3.2 Local and global brokerage:

Premium income from brokerage flagged 5.8% to €1 296mn. This **change was solely attributable to the 20% contraction in Global Brokerage premium income,** owing to **the policy of maintaining profitability** in a market where **rate competition is stiff.**
Local Brokerage reported **sustained growth of about 3% both on individual and professional markets** through the **application of rate hikes** as well as **the strong resistance of portfolios.** Fleets and affinity groups saw business contract slightly owing to the cancellation of non-profitable affinity groups.

II INTERNATIONAL

Outside France, **premium income stood at €3 588mn, a rise of 4.3%** on a comparable basis. This rise was **mainly sustained** by the **sharp rise in life and health activities in Europe, premium income from which stood at €1 169mn, a rise of 10.0%. This ascent confirmed the potential for the internal growth of the AGF Group in Europe. Property and casualty** continued to profit from the application of rate hikes. **The premium income** rose **1.7%** on a comparable basis **to €2 209mn.**

II.1 EUROPE outside France :

In Europe outside France, premium income amounted to **€2 861mn, for internal growth of 4.4%. In all countries, life and health experience sustained growth to €1 169mn (+10.0%).** Property and casualty repeated its level of growth of 0.8% to €1 692mn.

II.1.1 Belgium:

Premium income made in Belgium **grew noticeably by 8.2% to €703mn.**

The volume of life and health stood at **€452mn, a rise of 16.2%.** It was sustained by strong sales in **Individual Life (+19%),** owing to the success since the beginning of the year of **structured and capital accumulation products. Group continued to grow at a brisk pace (+18%),** while the volume of health activities was slightly down (-3.5%).

Property and casualty posted a modest drop of 3.9% to €251mn, mainly due to the **loss of a major policy.** Excluding major risks, business held steady, and **the auto portfolio grew for the first time in 3 years.**

II.1.2 <u>The Netherlands</u>:

The premium income generated by entities in the Netherlands was steady on a comparable basis, standing at **€1 197mn**.

Third quarter 2003 had shown significant growth of 8.0% and was a less favourable comparison base for third quarter 2004. Therefore, **life and health rose over the first 9 months of the year by 2.1% to €421mn** (on a comparable basis)**, excluding the impact of the sale of the former Zwolsche health portfolio.** This **growth was sustained** by **receipts from unit-linked products**, which reaped the benefits of customer confidence and **now account for 57% of life business in the Netherlands.**

Property and casualty was at the level recorded at 30.09.03 with premium income of **€776mn, a change of -0.9%**. The slowdown in fire activity was offset by the general rise in other branches.

II.1.3 <u>Spain</u>:

In Spain, premium income (AGF Group share) rose a sharp **7.1% to €942mn**.

Life and health again reported double digit growth of 11.8% to **€276mn,** owing to 8.5% growth of traditional life (60% of business) and the strong performance of group insurance.

Property and casualty rose 5.2% to **€666mn,** owing to the strong performance of commercial (+11%) and individual (+7.2%) activities.

II.2 SOUTH AMERICA:

The activities of the Group in **South America were in a growth mode again rising to €488mn (+3.7% on a comparable basis).** The change in real premium income stood at -13.2%, mainly due to disposals of activities in Chile and life business in Brazil (negative impact of -€57.4mn). In addition, negative currency exchange was once again more pronounced in the third quarter.

II.2.1 <u>Brazil</u>:

In light of the sale of the life insurance branch and negative currency exchange (-5.0%), **premium income on a comparable basis was steady. It stood at €226mn**.

The growth of **health was sustained by rate increases. Its volume totalled €55mn (+1.4% on a comparable basis).**

The volume of activity in **property and casualty** stabilised and **totalled €171mn.** This **change was sustained by the growth of the auto portfolio and strong performance from agricultural business, which offset the reduction of clients in fire business.**

II.2.2 Colombia:

In Colombia, premium income shed **3.7% on a comparable basis, dropping to €139mn.**

Life and health posted a drop of 5.5% (vs. -8.4% at 30.06.04) on a comparable basis, or **€55mn. Group insurance growth was robust (+9%).**

The **consolidation of premium income from property and casualty at €85mn (+0.6%) owed to the cancellation of major risk policies,** which was offset by the strong growth of **auto fleet insurance (+18%).**

II.2.3 Other countries in South America:

In **Venezuela, premium income rose sharply to €58mn (+24.1%),** buoyed by rate hikes in life and health (premium income of €14mn, or +12.3%) and by **sharp growth on the commercial insurance segment (+64%),** which contributed to the rise of premium income from property and casualty to **€44mn (+28.4%).**

In **Argentina**, the growth rate stabilised at **19.0% and premium income stood at €37mn. Property and casualty saw dynamic growth of +24.9% (at constant foreign exchange), sustained by the dynamism of commercial and auto branches.**

II.3 OTHER COUNTRIES:

Premium income from other countries rose **6.0% to €240mn.**

Life and health rose a strong 16.3% (on a comparable basis). Their volume was €86mn buoyed by sales growth in Africa and the Middle East.

Property and casualty repeated the level of the first quarter at €153mn.

III ASSISTANCE

The AGF Group share in premium income from the **assistance and travel insurance business** of Mondial Assistance since the beginning of the year stood at **€421mn**, for **significant growth of 13.5%** from the same period last year.

It owed to the **recovery of tourism** after a difficult 2003 for the industry worldwide. Therefore, the group saw a **significant recovery** of premium income from **travel insurance** on German, French, Italian and Austrian markets. **Assistance continued to rise,** mainly in France, Italy, Great Britain, Poland, the Czech Republic, Brazil, Canada and especially Australia, where there was a sharp rise in premium income. Overall, although Europe continues to make a major contribution to Group growth, the Americas and Asia Pacific Basin are playing an increasing role.

IV CREDIT INSURANCE

Premium income from credit insurance generated by the subsidiaries of the Euler Hermes Group stood at **€1 391 mn, a rise of 1.4%.**

The rise in premium income in credit insurance owed mainly to the strength of business activity in the eurozone. **New business** and **the growth in the volume of business with existing customers** sustained growth in Europe. However, premium income dropped in the United Kingdom, mainly owing to the **cancellation of several insufficiently profitable policies**. This growth was **also strong in the countries where Euler Hermes has recently located**, namely in Spain, Central and Eastern Europe.

The distribution of activity by geographic region was as follows:

in millions of euros	30.09.04	30.09.03	Ch. 04/03	Ch. proforma and const. FX
Germany	613.8	590.8	3.9%	3.9%
France	268.9	260.7	3.1%	3.1%
Italy	156.7	154	1.8%	1.8%
United Kingdom	140.6	171.6	-18.1%	-19.4%
United States	105.8	109.4	-3.3%	3.0%
Belgium / Netherlands	85.6	81.7	4.8%	4.8%
Spain	7.9	3.8	107.9%	107.9%
Other countries	11.8	0.3	na.	41.5%
Total	**1 391.1**	**1 372.3**	**1.4%**	**1.1%**

Change and distribution of Group activity by country

in millions of euros	30.09.2004	30.09.2003	Ch. on real prem. Inc.	Change proforma and at const. FX
France	**7 315.9**	**7 253.2**	**0.9%**	**0.9%**
Life and health	*4 052.6*	*3 833.6*	*5.7%*	*5.7%*
Property and casualty	*3 263.3*	*3 419.6*	*-4.6%*	*-4.6%*
Belgium	**702.5**	**649.5**	**8.2%**	**8.2%**
Life and health	*451.5*	*388.4*	*16.2%*	*16.2%*
Property and casualty	*251.0*	*261.1*	*-3.9%*	*-3.9%*
Netherlands	**1 197.0**	**1 282.3**	**-6.7%**	**0.1%**
Life and health	*421.2*	*499.3*	*-15.6%*	*2.1%*
Property and casualty	*775.8*	*783.0*	*-0.9%*	*-0.9%*
Spain	**941.8**	**879.6**	**7.1%**	**7.1%**
Life and health	*275.9*	*246.8*	*11.8%*	*11.8%*
Property and casualty	*665.9*	*632.8*	*5.2%*	*5.2%*
Rest of Europe	**19.2**	**15.4**	**24.7%**	**22.7%**
Life and health	*20.1*	*14.3*	*40.6%*	*38.5%*
Property and casualty	*-0.9*	*1.1*	*-181.8%*	*-181.8%*
TOTAL Europe outside France	**2 860.5**	**2 826.8**	**1.2%**	**4.4%**
Life and health	*1 168.7*	*1 148.8*	*1.7%*	*10.0%*
Property and casualty	*1 691.8*	*1 678.0*	*0.8%*	*0.8%*
Argentina	**36.5**	**34.2**	**6.7%**	**19.0%**
Life and health	*0.1*	*1.7*	*-94.1%*	*-94.1%*
Property and casualty	*36.4*	*32.5*	*12.0%*	*24.9%*
Chile	**27.6**	**40.2**	**-31.3%**	**6.6%**
Life and health	*0.0*	*0.3*	*-100.0%*	*ns*
Property and casualty	*27.6*	*39.9*	*-30.8%*	*6.6%*
Brazil	**226.0**	**280.0**	**-19.3%**	**0.4%**
Life and health	*54.6*	*99.8*	*-45.3%*	*1.4%*
Property and casualty	*171.4*	*180.2*	*-4.9%*	*0.1%*
Venezuela	**58.5**	**60.6**	**-3.5%**	**24.1%**
Life and health	*14.3*	*16.3*	*-12.3%*	*12.3%*
Property and casualty	*44.2*	*44.3*	*-0.2%*	*28.4%*
Colombia	**139.3**	**147.2**	**-5.4%**	**-3.7%**
Life and health	*54.5*	*62.9*	*-13.4%*	*-5.5%*
Property and casualty	*84.8*	*84.3*	*0.6%*	*-2.5%*
TOTAL South America	**487.9**	**562.2**	**-13.2%**	**3.7%**
Life and health	*123.5*	*181.0*	*-31.8%*	*-1.5%*
Property and casualty	*364.4*	*381.2*	*-4.4%*	*5.6%*
Other countries	**239.6**	**226.1**	**6.0%**	**5.1%**
Life and health	*86.4*	*74.3*	*16.3%*	*11.4%*
Property and casualty	*153.2*	*151.8*	*0.9%*	*1.8%*
Total outside France	**3 588.0**	**3 615.1**	**-0.7%**	**4.3%**
Life and health	*1 378.6*	*1 404.1*	*-1.8%*	*8.9%*
Property and casualty	*2 209.4*	*2 211.0*	*-0.1%*	*1.7%*
Total premium income	**10 903.9**	**10 868.3**	**0.3%**	**2.0%**
Life and health	*5 431.2*	*5 237.7*	*3.7%*	*6.5%*
Property and casualty	*5 472.7*	*5 630.6*	*-2.8%*	*-2.1%*
Assistance	**421.4**	**372.6**	**13.1%**	**13.5%**
Credit insurance	**1 391.1**	**1 372.3**	**1.4%**	**1.1%**
Prem. inc. from conso. Insurance	**12 716.4**	**12 613.2**	**0.8%**	**2.2%**
Other activities	22.8	26.2	**-13.0%**	**-13.0%**
Banking and financial activities	407.0	1 244.3	**-67.3%**	**-2.4%**
Total activities	**13 146.2**	**13 883.7**	**-5.3%**	**2.1%**

Table of transition from premium income published at 30.09.2003 to proforma premium income

in millions of euros		Insurance activities			Banking activities	Other activities	TOTAL
		Prems. written	Other services	Premium income	Oper. inc. banking	Prem. inc.	
Prem. income published at 30 September 2003	A	**12 347.7**	**255.5**	**12 603.2**	**1 244.3**	**26.2**	**13 873.7**
Change in published prem. inc. (Allianz Leven)	B		**3.5**	**3.5**			**3.5**
Change in published prem. inc. (Hermes)	B		**6.5**	**6.5**			**6.5**
Revised prem. inc. at 30 September 2003	A+B	**12 347.7**	**265.5**	**12 613.2**	**1 244.3**	**26.2**	**13 883.7**
Change in consolidation method Hermes-Kredit Service SRO (Czech. Rep)			0.3	0.3			0.3
Consolidation of Acmar (Morocco) at Euler		1.6	0.1	1.7			1.7
Consolidation of Phoenix Credit Insurance SA (Greece)		5.0	-0.5	4.5			4.5
Entry of Cescob at Hermes (Czech Rep.)		1.4		1.4			1.4
Acquisition of Arab International Insurance (Egypt)		4.7		4.7			4.7
Sale of AGF Chili Vida		(0.3)		(0.3)			(0.3)
Sale of AGF Az Chile Generales		(14.0)		(14.0)			(14.0)
Sale of AGF Brasil Seguros Vida portfoliio		(13.5)		(13.5)			(13.5)
Sale of AGF Brasil Vida		(29.6)		(29.6)			(29.6)
Sale of Colseguros health portfolio		(6.9)		(6.9)			(6.9)
Sale of Zwolche health portfolio		(86.9)		(86.9)			(86.9)
Disposal of Entenial					(772.8)		(772.8)
Disposal of AGF Belgium Banque					(42.7)		(42.7)
Disposal of Banco AGF SA					(11.6)		(11.6)
Total change in scope of consolidation	C	**(138.5)**	**(0.1)**	**(138.6)**	**(827.1)**		**(965.7)**
Proforma premium income at 30 Sept. 2003	A+B+C	**12 209.2**	**265.4**	**12 474.6**	**417.2**	**26.2**	**12 918.0**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne 33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr



Paris, 25 November 2004

PRESS RELEASE

Given persistent rumours on the markets, AGF formally denies having the intent to buy the minority interests of Euler Hermes in the near future. AGF holds 68.3% of share capital and 71.1% of voting rights.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.